Filed by UBS Group AG and
UBS AG (Commission File No. 1-15060)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG
(Commission File No. 1-15060)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer, the contents of this document or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorised independent financial adviser if you are in a territory outside Ireland).

This document comprises a Prospectus relating to UBS Group AG (“UBS Group”), a wholly owned subsidiary of UBS AG (“UBS”), in connection with an exchange offer made by UBS Group to acquire any and all issued ordinary shares of UBS with a nominal value of CHF 0.10 each (“UBS Shares”) in exchange for registered shares of UBS Group with a nominal value of CHF 0.10 each (“UBS Group Shares”), in order to establish a new holding company for the Group (as defined herein). This Prospectus has been drawn up in accordance with Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005, the Irish Prospectus Regulations, and the EU Prospectus Regulation. This Prospectus has been approved by the Central Bank of Ireland, as competent authority under the Prospectus Directive 2003/71/EC, as amended (the “Prospectus Directive”). The Central Bank only approves this Prospectus as meeting the requirements imposed under Irish and EU law pursuant to the Prospectus Directive. Such approval relates only to the UBS Group Shares which are to be offered to the public in any Member State of the European Economic Area (the “EEA”) in connection with the initial offer period of the exchange offer. This Prospectus has been made available to the public in Ireland in accordance with Part 8 of the Irish Prospectus Regulations by the same being made available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com). UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom in order to conduct a public offering of the UBS Group Shares in connection with the exchange offer in such jurisdictions. UBS Group intends to prepare and publish a separate prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of shares of UBS Group in the subsequent offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

UBS Group has applied for all of the UBS Group Shares to be listed and admitted to trading on the SIX Swiss Exchange AG (the “SIX Swiss Exchange”). UBS Group also intends to apply for admission of the UBS Group Shares on the New York Stock Exchange (the “NYSE”). Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the initial offer period.

UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

You should read this Prospectus and the documents incorporated herein by reference in their entirety. Your attention is specifically drawn to the risk factors set out in the section entitled “Risk Factors” of this Prospectus.

UBS GROUP AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with corporate identification number CHE-395.345.924)

Proposed issue of up to 3,910,456,942 UBS Group Shares in connection with the exchange offer for UBS Shares

Prospective investors should rely only on the information contained in this Prospectus and the documents incorporated herein by reference. No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised. Any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UBS Group, UBS and the Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Prospectus, or the date of the documents incorporated by reference herein. UBS Group will comply with its obligation to publish a supplementary prospectus containing further updated information if so required by law or by any regulatory authority but assumes no further obligation to publish additional information. The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each recipient of this Prospectus should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

This Prospectus does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any UBS Group Shares to any person in any jurisdiction in which such offer or solicitation is unlawful. The distribution of this Prospectus and the offer of the UBS Group Shares in certain jurisdictions may be restricted by law. Other than in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, no action has been or will be taken by UBS Group to permit a public offering of the UBS Group Shares or to permit the possession or distribution of this Prospectus (or any other offering or publicity materials relating to the UBS Group Shares) in any jurisdiction where action for that purpose may be required. Neither this Prospectus, any advertisement nor any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The exchange offer is comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”). The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation (the “Swiss offer documentation”), including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus and any separate prospectus prepared and published by UBS Group in connection with the public offering of shares of UBS Group in the subsequent offer period. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation. A registration statement (the “U.S. registration statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) relating to the UBS Group Shares to be offered to holders of UBS Shares located in the U.S. has been filed with the U.S. Securities and Exchange Commission (the “SEC”). As of the date of this Prospectus, such U.S. registration statement has not yet been declared effective. The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

This Prospectus is dated 30 September 2014

Notice to shareholders in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group Shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in this Prospectus (from the time the Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group Shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to shareholders in Belgium

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

Notice to shareholders in Denmark

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

Notice to shareholders in Norway

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

i

Summary		1

Risk Factors		20

Directors, Secretary, Registered Office, Principal Executive Office and Advisers		39

Expected Timetable of Principal Events		40

Important Information		41

Documents Incorporated by Reference		43

PART I:	Information on UBS Group and UBS	45

	Section A: UBS Group	45

	Section B: UBS	46

	Section C: The Making of the Group	47

	Section D: The Group’s Strategy	48

	Section E: Recent Developments	50

	Section F: Trend Information	51

	Section G: Business Overview	51

	Section H: Total Group Revenues by Category of Activity and Geographic Market	65

PART II:	The Transaction	72

PART III:	Information on the Exchange Offer	84

PART IV:	Board of Directors, Executive Management and Corporate Governance	92

PART V:	Capital Resources	111

	Section A: Capitalisation and Indebtedness Statement	111

	Section B: Liquidity and Funding Management	113

	Section C: Currency Management	131

	Section D: Capital Management	131

PART VI:	Historical Financial Information	164

	Section A: Historical Financial Information of the Group	164

	Section B: Interim Financial Information of UBS Group AG	164

PART VII:	Taxation	171

PART VIII:	Comparison of Rights of Holders of UBS Group Shares and UBS Shares	205

PART IX:	Additional Information	206

PART X:	Definitions	234

Annex A: Operating and Financial Review		A-1

	Section A: Current Market Climate and Industry Drivers	A-5

	Section B: Regulatory Developments	A-13

	Section C: Measurement of Performance	A-28

	Section D: Significant Accounting and Financial Reporting Changes	A-34

	Section E: Financial and Operating Performance	A-39

	Section F: Balance Sheet – First and Second Quarter of 2014	A-121

	Section G: Balance Sheet and Off-Balance Sheet Arrangements – 2013, 2012 and 2011	A-128

	Section H: Cash Flows	A-147

Annex B: Board Report of UBS		B-1

ii

Summary

Summaries are made up of disclosure requirements known as “Elements”. These elements are numbered in Sections A–E (A.1–E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted into the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of “not applicable”.

Section A – Introduction and warnings
Element	Disclosure requirement	Disclosure
A.1	Warning

This summary should be read as an introduction to the Prospectus. Any decision to invest in the securities should be based on consideration of the Prospectus and the documents incorporated by reference herein as a whole by the investor. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the EEA, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus and the documents incorporated by reference herein or it does not provide, when read together with the other parts of the Prospectus and the documents incorporated by reference herein, key information in order to aid investors when considering whether to invest in the securities.

A.2	Subsequent resale of securities or final placement of securities through financial intermediaries

Not applicable. No consent has been given by UBS Group to the use of the Prospectus for subsequent resale or final placement of securities by financial intermediaries. UBS Group is not engaging any financial intermediaries for any resale of securities or final placement of securities in connection with this Prospectus.

Section B – Issuer
Element	Disclosure requirement	Disclosure
B.1	Legal and commercial name	The legal and commercial name of the company is UBS Group AG (“UBS Group”).
B.2	Domicile and legal form

UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich. UBS Group is governed by its articles of association (the “Articles”). The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

B.3	Operations and principal activities	UBS Group
Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

Section B – Issuer
Element	Disclosure requirement	Disclosure
As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS AG (“UBS”). UBS Group, which currently has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 registered shares with a nominal value of CHF 0.10 each, has no operations other than in connection with the exchange offer and no material assets or liabilities.
If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. As used in this Prospectus, “Group” refers to UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the initial settlement of the exchange offer and to UBS Group and its consolidated subsidiaries after such capital increase.

UBS
UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.
Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.
UBS and its subsidiaries draw on the Group’s over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The Group’s business strategy is centered on its (in UBS’s own opinion) pre-eminent global wealth management businesses and its (in UBS’s own opinion) leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, the Group has offices in more than 50 countries, including all major financial centres.
The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.
B.4a	Significant recent trends	As indicated in UBS’s Second Quarter 2014 Report, at the start of the third quarter of 2014, many of the underlying challenges and geopolitical issues that UBS has previously highlighted remain. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues, increasing geopolitical instability and the seasonal decline in activity levels traditionally associated with the summer holiday season would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders.

Section B – Issuer
Element	Disclosure requirement	Disclosure
B.5	Group description	As of the date of this Prospectus, UBS is the parent company of the Group. Neither the business divisions nor the Corporate Center are separate legal entities. Currently, they primarily operate out of UBS, through its branches worldwide. Businesses also operate through local subsidiaries where necessary or desirable.
If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group.

B.6	Notifiable interests	As of the date of this Prospectus, UBS Group’s sole shareholder is UBS.
Under the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading dated 24 March 1995, as amended (the “Swiss Stock Exchange Act” or “SESTA”), shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.
As of 26 September 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they do of UBS Shares as of such date:
(i) on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;
(ii) on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;
(iii) on 26 September 2014 according to the UBS share register, Chase Nominees Ltd. London holds 11.65% of the total share capital of UBS;
(iv) on 26 September 2014 according to the UBS share register, GIC Private Limited, Singapore holds 6.39% of the total share capital of UBS;
(v) on 26 September 2014 according to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.74% of the total share capital of UBS; and
(vi) on 26 September 2014 according to the UBS share register, Nortrust Nominees Ltd, London holds 3.50% of the total share capital of UBS.

	Different voting rights	Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.

Section B – Issuer
Element	Disclosure requirement	Disclosure
	Whether the issuer is directly or indirectly owned or controlled and by whom and description of the nature of control	As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.
B.7	Key financial information	The selected consolidated historical financial information and operating results of UBS for the years ended 31 December 2013, 2012 and 2011 and the consolidated balance sheet data as of 31 December 2013 and 2012 set out below have been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014 (the “UBS 2013 Form 20-F”) (unless otherwise indicated). UBS 2013 Form 20-F contains audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as additional unaudited consolidated financial data. Unless subsequently restated (in which case, the restated information has been derived from the UBS 2013 Form 20-F), the consolidated balance sheet data of UBS as of 31 December 2011 set out below has been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013 (the “UBS 2012 Form 20-F”), containing audited financial statements, which were also prepared in accordance with IFRS, as well as additional unaudited consolidated financial data. The selected consolidated historical financial data of UBS as of and for the six month periods ended 30 June 2014 and 2013 have been derived from the Second Quarter 2014 Report, containing unaudited consolidated financial statements prepared in accordance with IFRS as well as additional unaudited consolidated financial information. The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012 (the “UBS 2011 Form 20-F”) and the Second Quarter 2014 Report are incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Holders of UBS Shares and prospective investors should read the whole of this Prospectus and the documents incorporated by reference herein and should not rely solely on the summarised information set out below:

Key Figures
	As of or for the six months ended 30 June		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	14,405	15,164	27,732		25,423		27,788
Operating expenses	11,794	12,697	24,461		27,216		22,482
Operating profit/(loss) before tax	2,611	2,467	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	1,846	1,678	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.48	0.44	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.6	7.2	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.9	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	82.0	83.6	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	10.0	7.7	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.4	4.6	3.4	*	3.2	*	2.4	*

Key Figures
	As of or for the six months ended 30 June		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.5	11.2	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.3	3.9	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.8	8.5	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.5	11.8	11.4	*	12.0	*	13.7	*

Resources
Total assets	982,605	1,129,071	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	49,532	47,073	48,002		45,949		48,530
Common equity tier 1 capital (fully applied)(7)	30,590	26,817	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	41,858	39,398	42,179		40,032	*	—
Risk-weighted assets (fully applied)(7)	226,736	239,182	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	229,908	242,626	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	18.2	16.2	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.1	13.5	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	23.9	20.6	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	2.9	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	980,552	1,131,370	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	986,577	1,140,765	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion) (14)	2,507	2,348	2,390		2,230		2,088
Market capitalisation	62,542	61,737	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.20	12.49	12.74	*	12.26	*	12.95	*
Tangible book value per share (CHF)	11.54	10.73	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,030,621	3,839,378,864	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	91,236,602	71,621,067	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,087	60,754	60,205	*	62,628	*	64,820	*
Americas	21,168	21,360	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,896	20,082	20,037	*	20,833	*	21,746	*
Asia Pacific	7,374	7,173	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,105	10,206	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,470	5,826	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,482	4,224	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	153	156	153	*	167	*	162	*
Switzerland	21,440	22,015	21,720	*	22,378	*	23,188	*

* unaudited
(1) Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2) Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3) Operating expenses / operating income before credit loss (expense) or recovery.

(4)    Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.

(5)    Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.

(6) Common equity tier 1 capital / risk-weighted assets.

(7)    Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro-forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.

(8)    Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).

(9)    Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.

(10)  Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.

(11)  On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Second Quarter 2014 Report.

(12)  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.

(13) Information only reported on an annual basis.
(14) Group invested assets includes invested assets for Retail & Corporate.

Income statement data
	For the six months ended 30 June		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	6,528	7,025	13,137		15,968	17,969
Interest expense	(3,714)	(4,336)	(7,351)		(9,990)	(11,143)
Net interest income	2,814	2,689	5,786		5,978	6,826
Credit loss (expense)/recovery	14	(18)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	2,829	2,671	5,736		5,860	6,742
Net fee and commission income	8,408	8,360	16,287		15,396	15,236
Net trading income	2,704	3,982	5,130		3,526	4,343
Other income	465	152	580		641	1,467
Total operating income	14,405	15,164	27,732		25,423	27,788
Total operating expenses	11,794	12,697	24,461		27,216	22,482
Operating profit/(loss) before tax	2,611	2,467	3,272		(1,794)	5,307
Tax expense/(benefit)	652	583	(110)		461	901
Net profit/(loss)	1,958	1,884	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	2	5		5	268
Net profit/(loss) attributable to UBS shareholders	1,846	1,678	3,172		(2,480)	4,138

Cost/income ratio (%)	82.0	83.6	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.49	0.45	0.84		(0.66)	1.10
Diluted earnings per share	0.48	0.44	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

Rates of return (%)
Return on equity attributable to UBS shareholders	7.6	7.2	6.7	*	(5.1)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2)*	0.3	*

* unaudited.
(1) Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2) Information only reported on an annual basis.

Balance sheet data
	As of 30 June	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	982,605	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	77,615	80,879		66,383	40,638
Due from banks	27,721	17,170		21,220	23,218
Cash collateral on securities borrowed	30,695	27,496		37,372	58,763
Reverse repurchase agreements	76,571	91,563		130,941	213,501
Trading portfolio assets	132,490	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,359	42,449		44,698	39,936
Positive replacement values	204,698	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	27,411	28,271	*(1)	30,413	41,322
Loans	300,571	286,959		279,901	266,604
Financial investments available-for-sale	52,189	59,525		66,230	53,174
Other assets	25,650	20,228		17,244	15,492

Liabilities
Due to banks	13,260	12,862		23,024	30,201
Cash collateral on securities lent	12,298	9,491		9,203	8,136
Repurchase agreements	18,718	13,811		38,557	102,429
Trading portfolio liabilities	29,904	26,609		34,247	39,480
Negative replacement values	203,368	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	43,746	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	68,877	69,901		91,901	88,982
Due to customers	388,500	390,825		373,459	342,409
Debt issued	80,984	81,586		104,837	140,617
Other liabilities	68,166	62,777		66,523	69,633
Equity attributable to UBS shareholders	49,532	48,002		45,949	48,530

* unaudited.

(1)    On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation.
There has been no significant change in the financial or trading position of the Group since 30 June 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.
B.8	Key pro-forma financial information	Not applicable. No pro-forma information about UBS Group has been included in this Prospectus.
B.9	Profit forecast	Not applicable. No profit forecasts or estimates have been included in this Prospectus.
B.10	Description of the nature of any qualifications in the audit report on the historical financial information	Not applicable. There are no qualifications to the audit reports on the historical financial information of the Group incorporated by reference in this Prospectus.
B.11	Working capital

Not applicable. In the opinion of UBS Group and UBS, the working capital available to UBS Group and the Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

Section C – Securities
Element	Disclosure requirement	Disclosure
C.1	Type and class of securities	The securities offered under the exchange offer are registered shares of UBS Group with a nominal value of CHF 0.10 each.
C.2	Currency of the securities issue	Swiss francs.
C.3	Number and nominal value of securities to be issued	As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.
After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

•   CHF 384,431,331.00, divided into 3,844,313,310 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 26 September 2014, the most recent practicable date prior to the date of this Prospectus);

•   a number of shares equal to such number of UBS Shares that will have been issued between 27 September 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 26 September 2014, 2,311,241 such UBS Shares have been created since 1 January 2014, resulting in an average number of 258,721 shares per month);

•   a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

•   the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.
C.4	Description of the rights attaching to the securities	The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).
C.5	Restrictions on the free transferability of the securities	Not applicable. UBS Group does not apply any restrictions or limitations on the transferability of shares.
C.6	Admission	Not applicable. The UBS Group Shares will not be the object of an application for listing on a regulated market within the meaning of Directive 2004/39/EC, as amended.

Section C – Securities
Element	Disclosure requirement	Disclosure
Application has been made to the SIX Swiss Exchange and application is expected to be made to the NYSE for the admission of the UBS Group Shares. Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the initial offer period.
UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom in order to conduct a public offering of the UBS Group Shares in connection with the exchange offer in such jurisdictions.
C.7	Dividends and Dividend policy	Since its incorporation, UBS Group has not declared or paid any dividends.
UBS Group and UBS expect that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (“CET1”) capital ratio and the objective of maintaining 10% Basel III fully-applied CET1 ratio on a post-stress basis.
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to shareholders of UBS Group that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Section D – Risks
Element	Disclosure requirement	Disclosure
D.1	Key information on the risks specific to the issuer or its industry	Summarised below are the risks that may impact the Group’s ability to execute its strategy, and affect its business activities, financial condition, results of operations and prospects, which the Group considers material and is presently aware of:

•   Regulatory and legislative changes may adversely affect the Group’s business and ability to execute its strategic plans. The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which the Group has operations may have a material adverse effect on the Group’s ability to execute its strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on the Group’s ability to compete with other financial institutions. They are likely to be costly to implement and could also have a negative impact on the Group’s legal structure or business model, potentially generating capital inefficiencies and resulting in an impact on the Group’s profitability.

•   The Group’s capital strength is important in supporting its strategy, client franchise and competitive position. Any increase in risk-weighted assets or reduction in eligible capital could materially reduce the Group’s capital ratios. Additionally, the Group is subject to a minimum leverage ratio requirement for Swiss SRB, which under certain circumstances could constrain the Group’s business activities even if the Group is able to satisfy other risk-based capital requirements.

Section D – Risks
Element	Disclosure requirement	Disclosure

•   The Group may not be successful in completing the execution of its announced strategic plans, or its plans may be delayed or the effects of its plans may differ from those intended. The Group is also exposed to possible outflows of client assets in its asset-gathering businesses and to changes affecting the profitability of its Wealth Management business division, and may not be successful in implementing changes in its businesses to meet changing market, regulatory and other conditions.

•   Material legal and regulatory risks arise in the conduct of the Group’s business. The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of the Group’s financial exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

•   Operational risks, including those arising from process error, failed execution, unauthorised trading, fraud, system failures, cyber-attacks, breaches of information security and failure of security and physical protection, may affect the Group’s business. If the Group’s internal controls fail or prove ineffective in identifying and remedying such risks, the Group could suffer operational failures that might result in material losses.

•   The Group’s reputation is critical to the success of its business. Reputational damage could have a material adverse effect on the Group’s operational results and financial conditions and on the Group’s ability to achieve its strategic goals and financial targets.

•   Performance in the financial services industry is affected by market conditions and the macroeconomic climate. An economic downturn, continued low interest rates or weak or stagnant economic growth in the Group’s core markets, or a severe financial crisis can negatively affect the Group’s revenues and ultimately its capital base.

•   The Group holds legacy positions and other risk positions, including positions related to real estate in various countries, that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate, as the continued illiquidity and complexity of many of them could make it difficult to sell or otherwise exit these positions.

•   The Group’s global presence subjects it to risk from currency fluctuations, which have an effect on the Group’s reported income and expenses, and other reported figures such as other comprehensive income, invested assets, balance sheet assets, risk-weighted assets and tier 1 capital.

•   The Group is dependent upon its risk management and control processes to avoid or limit potential losses in its counterparty credit and trading businesses and could suffer losses if, for example, it does not fully identify the risks in its portfolio or if its assessment of the risks identified or its response to negative trends proves to be untimely, inadequate, insufficient or incorrect.

•   Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source; different assumptions and inputs would generate different results, and these differences could have a significant impact on the Group’s financial results.

Section D – Risks
Element	Disclosure requirement	Disclosure

•   Liquidity and funding management are critical to the Group’s ongoing performance. The volume of the Group’s funding sources or the availability of types of funding required could change due to, among other things, general market disruptions, widening credit spreads, changes in capital and liquidity requirements or reductions in the Group’s credit ratings, which could also influence the cost of funding.

•   The Group might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees. The Group’s competitive strength and market position could be eroded if the Group is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies, adequately developing or updating technology, particularly in the trading businesses, or is unable to attract or retain the qualified people needed to carry them out.

•   The Group’s financial results may be negatively affected by changes to accounting standards. Changes to IFRS or interpretations thereof may cause the Group’s future reported results and financial position to differ from current expectations. Such changes may also affect the Group’s regulatory capital and ratios.

•   The Group’s financial results may be negatively affected by changes to assumptions supporting the value of its goodwill. If assumptions in future periods deviate from the current outlook, the value of the Group’s goodwill may become impaired in the future, giving rise to losses in the income statement.

•   The effect of taxes on the Group’s financial results is significantly influenced by reassessments of its deferred tax assets. The Group’s full year effective tax rate could change significantly on the basis of such reassessments.

However, because the business of a broad-based international financial services firm such as the Group is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which the Group is not presently aware or which it currently does not consider to be material could also impact its ability to execute its strategy and affect its business activities, financial condition, results of operations and prospects.
D.3	Key information on the risks specific to the securities	The key risks relating to the exchange offer are:
• UBS Group may fail to realise the anticipated benefits of the exchange offer.

•   As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

•   If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

• A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.
• The value of the UBS Group Shares may decrease.

Section D – Risks
Element	Disclosure requirement	Disclosure
• The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.
• The exchange offer is subject to certain conditions and if these conditions are not satisfied or waived, the exchange offer will not be completed.
The principal risks relating to UBS shareholders who do not tender the UBS Shares in the exchange offer are:
• The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any retained UBS Shares may decline.
• UBS shareholders may be forced to transfer their UBS Shares to UBS Group if UBS Group conducts a squeeze-out.
• UBS Group may restructure UBS after the completion of the exchange offer or take other steps to acquire UBS Shares.
• The UBS Shares may be delisted following completion of the exchange offer.
• UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.1	Net proceeds and costs of the offer	UBS Group is not offering any UBS Group Shares for cash and therefore will not receive any cash proceeds in respect of the issue of such UBS Group Shares in connection with the exchange offer.
The total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE are estimated to be CHF 20 million.
E.2A	Reason for offer, use of proceeds and net amount of proceeds	Purpose of the Exchange Offer
The purpose of the exchange offer is to establish a holding company for the Group. If the exchange offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. The exchange offer will not involve any change to the Group’s board of directors and senior management.
The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.
Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.

Section E – Offer
Element	Disclosure requirement	Disclosure
The Group already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). The new Swiss banking subsidiary is expected to contain the systemically important functions of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion into equity of the debt of the failing institution. The debt bail-in mechanism is intended to effectively recapitalise the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve the overall resolvability of the Group.
As a consequence of the exchange offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. The Group anticipates that the exchange offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. The Swiss Financial Market Supervisory Authority (the “FINMA”) has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.
The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates.

Plans for UBS After the Exchange Offer
Squeeze-out
If, in the exchange offer or within three months after expiration of the subsequent offer period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct the SESTA squeeze-out (the “SESTA squeeze-out”).
If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct the squeeze-out merger (the “squeeze-out merger”), pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction (“MergeCo”). UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-

Section E – Offer
Element	Disclosure requirement	Disclosure
out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Delisting
UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the exchange offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective around ten Swiss business days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).

Further Structural Changes
In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•   The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

Section E – Offer
Element	Disclosure requirement	Disclosure

•   In the United Kingdom, and in consultation with the U.K. and Swiss regulators, the Group has implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. The Group has increased the capitalisation of UBS Limited accordingly.

•   In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Recommendation of UBS’s Board of Directors
The UBS board of directors has unanimously reached the conclusion, on the basis of the considerations stated in this Prospectus, that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the UBS board of directors unanimously recommends its acceptance.
E.3	Terms and conditions of the offer	Under the terms of the exchange offer, every UBS Share validly tendered in, and not withdrawn from, the exchange offer will be exchanged for one UBS Group Share. The exchange offer is comprised of separate offers consisting of the U.S. offer and the Swiss offer. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation.
The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Consideration
If the exchange offer is completed, holders of UBS Shares will receive one UBS Group Share for each UBS Share validly tendered into, and not withdrawn from, the exchange offer.

Section E – Offer
Element	Disclosure requirement	Disclosure

Initial Offer Period
The initial offer period (the “initial offer period”) of the exchange offer will commence on 14 October 2014.

Subsequent Offer Period
If all the conditions of the exchange offer have been met or have been waived by the end of the initial offer period and UBS Group has not acquired 100% of the total UBS Shares in issue, a subsequent offer period of eleven Swiss business days will be provided. The subsequent offer period is expected to begin upon the announcement of the definitive results of the initial offer period.

Conditions to the Exchange Offer
The offer will be declared unconditional if the following conditions are fulfilled, or, to the extent permitted by applicable law, waived:

(1)    UBS Shares that have been validly tendered and not withdrawn from the exchange offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the initial offer period (the “minimum acceptance condition”);

(2) The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group Shares and the NYSE has approved the listing of the UBS Group Shares, subject to notice of issuance;

(3)    To the extent required, the competent authorities, including, without limitation, the FINMA, the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”), the U.K. Prudential Regulatory Authority (the “PRA”) and the U.K. Financial Conduct Authority (the “FCA”), as well as the competent regulatory authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg shall have granted all approvals, clearances or declarations of no objection required for the exchange offer and the function of UBS Group as holding company of the Group and all applicable waiting periods shall have expired or been waived;

(4) No court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the exchange offer;

(5)    The U.S. registration statement relating to the UBS Group Shares has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn.

The conditions specified in clauses (2), (3) (with respect to required approvals, clearances and declaration of no objection from FINMA, the Federal Reserve Board, the OCC, the FDIC, the PRA and the FCA only), (4) and (5) above may not be waived. Subject to the requirements of Swiss tender offer regulations and U.S. federal securities laws, UBS Group reserves the right, at any time, and from time to time, to waive

Section E – Offer
Element	Disclosure requirement	Disclosure
any of the other conditions to the offer in any respect (including to reduce the minimum acceptance condition), by giving oral or written notice of the waiver to the Swiss exchange agent and the U.S. exchange agent and by making a public announcement in accordance with the procedures outlined below. UBS intends to tender or cause to tender substantially all treasury shares held as of the close of the initial offer period towards satisfaction of the minimum acceptance condition. As of 26 September 2014, UBS had 3,844,313,310 issued UBS Shares, of which 90,864,108 were treasury shares.
Notwithstanding any other provisions of the offer, and in addition to its right to extend and amend the offer at any time, UBS Group will not be required to declare the offer unconditional or accept for exchange, and may delay the acceptance for exchange of and accordingly the exchange of, any tendered UBS Shares, or may terminate the exchange offer unless all the conditions listed above are satisfied or, to the extent permitted by applicable law, waived.

Extensions, Termination and Amendments
Subject to applicable U.S. rules and regulations, UBS Group may voluntarily extend or may be compelled to extend the initial offer period. Separately, subject to applicable Swiss rules and regulations, UBS Group will publish an amendment to the Swiss offer documentation in the electronic media and submit such amendment to the Swiss Takeover Board. Swiss rules and regulations require an amendment to be published no later than 7:30 a.m. on the last trading day of the initial offer period. Any extension of the initial offer period in excess of 40 Swiss trading days requires the prior clearance of the Swiss Takeover Board. The information on www.ubs.com is not a part of this Prospectus and is not incorporated by reference herein.
If one or more of the offer conditions described above is not fulfilled, UBS Group may, from time to time, extend the initial offer period until all the conditions listed above have been satisfied or, to the extent permitted, waived. If UBS Group extends the initial offer period, such period will expire at the latest time and date to which UBS Group extends the offer.

Revocation of the exchange offer
According to applicable Swiss rules and regulations, UBS Group may revoke the exchange offer only if one or more conditions to the exchange offer are not met or, as the case may be, not waived at the end of the initial offer period. In case of a revocation, UBS Shares having been tendered by shareholders into the Swiss exchange offer will be released and the contract to exchange the tendered UBS Shares into UBS Group Shares according to the terms of the exchange offer will be rescinded.

Procedure for Tendering
UBS Group has retained UBS to act as Swiss exchange agent in connection with the exchange of UBS Shares held in the SIS Settlement System through custody accounts with custodian banks or brokers and in the form of physical share certificates recorded in the Swiss share register.

Section E – Offer
Element	Disclosure requirement	Disclosure
Holders may elect to tender all or a portion of the UBS Shares that they own into the exchange offer.
If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will be responsible for any fees or commissions such agents may charge in connection with the tender. Holders will also be responsible for all governmental charges and taxes payable in connection with tendering their UBS Shares.

Withdrawal Rights
UBS Shares tendered into the Swiss offer may be withdrawn at any time prior to the expiration date of the initial offer period. UBS Shares tendered during the subsequent offer period, if any, may not be withdrawn.
Without prejudice to the foregoing, following the publication of any supplementary prospectus by UBS Group in connection with the exchange offer, holders of UBS Shares who accepted the exchange offer prior to publication of the supplementary prospectus have a right of withdrawal, exercisable in accordance with regulation 52 of the Irish Prospectus Regulations, during the period of two business days beginning on the first business day after the date on which the supplementary prospectus was published.

Announcement of Results and Acceptance for Exchange

UBS Group currently expects to announce the preliminary interim results of the exchange offer (via electronic media) on 12 November 2014 before 7:30 a.m., Swiss time and to announce the definitive interim results of the exchange offer (via electronic and print media) on 17 November 2014 (but in no event later than the fourth Swiss business day after the expiration date of the initial offer period) before 7:30 a.m., Swiss time. UBS Group expects to announce the preliminary final results of the exchange offer (via electronic media) on 2 December 2014 before 7:30 a.m., Swiss time and to announce the definitive final results of the exchange offer (via electronic and print media) on 5 December 2014 before 7:30 a.m., Swiss time. These dates will change if the initial offer period is extended.

Settlement and Delivery of Securities
UBS Shares tendered during the initial offer period are expected to be settled within six Swiss business days after the expiration date of the initial offer period. Settlement of UBS Shares validly tendered during the initial offer period is currently expected to take place on 19 November 2014. Any UBS Shares tendered after the expiration of the initial offer period but before the end of the subsequent offer period are expected to be settled within six Swiss business days following the end of the subsequent offer period. Settlement of these shares is currently expected to take place on 9 December 2014. These dates will change if the initial offer period is extended. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form and will be held through the broker or custodian member of the SIS Settlement System selected in the acceptance form.
E.4	Material interests	Not applicable. Certain members of the board of directors and the Group Executive Board (the “GEB”) participated in determining the

Section E – Offer
Element	Disclosure requirement	Disclosure
terms of the exchange offer. These individuals may have certain interests in the proposed exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the proposed transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.
E.5	Name of person selling securities	Not applicable. No person or entity other than UBS Group is offering to sell securities in connection with the exchange offer.
E.6	Dilution	Not applicable. UBS Group expects to take steps (by way of cancellation or otherwise) to avoid any dilution that may otherwise arise from the initial 1,000,000 UBS Group Shares issued upon incorporation unless it determines that these initial shares do not materially affect holders of UBS Group Shares.
E.7	Estimated expenses charged to the investor by the issuer or the offeror	Not applicable. No charges and fees will apply to the exchange of UBS Shares for UBS Group Shares. If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will however be responsible for any fees or commissions such agents may charge in connection with the tender.

RISK FACTORS

This section describes the principal risk factors associated with an investment in the UBS Group Shares. Holders of UBS Shares and prospective investors should carefully consider the risks described below and other information contained in this Prospectus and take these factors into account in making any investment decision in relation to the exchange offer. The occurrence of one or more of these risks alone or in combination with other circumstances may have a material adverse effect on the Group’s ability to execute its strategy, on its business activities, financial condition, results of operations and prospects and cause the market price of the UBS Group Shares to decline. In such case, prospective investors could lose all or part of their investment. This Prospectus contains all known risks which the Group deems material. However, because the business of a broad-based international financial services firm such as the Group is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which the Group is not presently aware or which it currently does not consider to be material could also impact its ability to execute its strategy and affect its business activities, financial condition, results of operations and prospects or the market price of the UBS Group Shares. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the potential magnitude of their consequences.

Risks relating to UBS’s business activity

Regulatory and legislative changes may adversely affect the Group’s business and ability to execute its strategic plans

Fundamental changes in the laws and regulations affecting financial institutions can have a material and adverse effect on the Group’s business. In the wake of the 2007–2009 financial crisis and the following instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations. These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. They include the following:

•	significantly higher regulatory capital requirements;

•	changes in the definition and calculation of regulatory capital;

•	changes in the calculation of risk-weighted assets (“RWA”);

•	the introduction of a more demanding leverage ratio;

•	new or significantly enhanced liquidity requirements;

•	requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;

•	limitations on principal trading and other activities;

•	new licensing, registration and compliance regimes;

•	limitations on risk concentrations and maximum levels of risk;

•	taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;

•	cross-border market access restrictions;

•	a variety of measures constraining, taxing or imposing additional requirements relating to compensation;

•	adoption of new liquidation regimes intended to prioritise the preservation of systemically significant functions;

•	requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate, including ring-fencing certain activities and operations within separate legal entities; and

•	requirements to adopt risk governance structures at a local jurisdiction level.

Many of these measures have been adopted and their implementation had a material effect on the Group’s business. Others will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there remains a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and/or the dates of their effectiveness. The implementation of such measures and further, more restrictive changes may materially affect the Group’s business and ability to execute its strategic plans.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards. Switzerland has adopted capital and liquidity requirements for its major international banks that are among the strictest of the major financial centres. This could disadvantage Swiss banks such as the Group when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Regulatory and legislative changes in Switzerland

In September 2011, the Swiss Parliament adopted the “too-big-to-fail” (“TBTF”) law to address the issues posed by large banks. The law became effective on 1 March 2012. Accordingly, Swiss regulatory changes have generally proceeded more quickly than those in other major jurisdictions, and the FINMA, the Swiss National Bank (“SNB”) and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as the Group, than those adopted or proposed by regulatory authorities in other major global financial centres.

Capital regulation: The provisions of the revised banking ordinance and capital adequacy ordinance implementing the Basel III capital standards and the Swiss TBTF law became effective on 1 January 2013. As a systemically relevant Swiss bank, the Group is subject to base capital requirements, as well as a “progressive buffer” that scales with the Group’s total exposure (a metric that is based on the Group’s balance sheet size) and market share in Switzerland. In addition, the Swiss governmental authorities have the authority to impose an additional countercyclical buffer capital requirement of up to 2.5% of RWA. This authority has been exercised to impose an additional capital charge of 1% in respect of RWA arising from Swiss residential mortgage loans (increasing to 2% effective from the end of June 2014). In addition, the Group and the FINMA have mutually agreed to an incremental operational capital requirement to be held against litigation, regulatory and similar matters and other contingent liabilities, which added CHF 22.5 billion to the Group’s RWA at 31 December 2013. There can be no assurance that the Group will not in the future be subject to increases in capital requirements either from the imposition of additional requirements or changes in the calculation of RWA or other components of the existing minimum capital requirement.

Liquidity and funding: The Group is required to maintain a Liquidity Coverage Ratio (“LCR”) of high-quality liquid assets to estimated stressed short-term funding outflows and will be required to maintain a Net Stable Funding Ratio (“NSFR”) intended to ensure that the Group is not overly reliant on short-term funding and that it has sufficient long-term funding for illiquid assets. The Group currently calculates these ratios under supervisory guidance from the FINMA, as neither the international nor Swiss standards for the calculation of these requirements have been fully implemented. These requirements, together with liquidity requirements imposed by other jurisdictions in which the Group operates, will likely require the Group to maintain substantially higher levels of overall liquidity. Increased capital requirements and higher liquidity requirements make certain lines of business less attractive and may reduce the Group’s overall ability to generate profits. The LCR and NSFR calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in a market or firm-specific stress situation. There can be no assurance that in an actual stress situation the Group’s funding outflows would not exceed the assumed amounts.

Resolution planning and resolvability: The revised banking act and capital adequacy ordinances provide the FINMA with additional powers to intervene to prevent a failure or resolve a failing financial institution. These measures may be triggered when certain thresholds are breached and permit the exercise of considerable discretion by the FINMA in determining whether, when or in what manner to exercise such powers. In case of a threatened insolvency, the FINMA may impose more onerous requirements on the Group, including restrictions on the payment of dividends and interest. Although the actions that the FINMA may take in such circumstances are not yet defined, the Group could be required directly or indirectly, for example, to alter its legal structure (e.g. to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or to further reduce business risk levels in some manner. The banking act also provides the FINMA with the ability to extinguish or convert to common equity the liabilities of a bank in connection with its resolution.

Swiss TBTF requirements require systemically important banks, including the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. Such actions would likely include an alteration of the legal structure of a bank group in a manner that would insulate parts of the group to exposure from risks arising from other parts of the group thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a debt bail-in. In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

•	In the United Kingdom, and in consultation with the U.K. and Swiss regulators, the Group has implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. The Group has increased the capitalisation of UBS Limited accordingly.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

These structural changes have been discussed with the FINMA and other regulatory authorities. The dialogue with regulators will continue and the changes remain subject to some uncertainties that may affect their feasibility, scope or timing. The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which it operates, including to improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer requirement as applied to the Group) and to respond to regulatory required changes in legal structure. Movement of businesses to a new subsidiary (“subsidiarisation”) will require significant time and resources to implement. Subsidiarisation in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase the Group’s and counterparties’ credit risk. Refer to “Regulatory and legislative changes outside Switzerland” for a description of other regulatory and legislative developments that may affect these decisions and further discussion of these risks.

In September 2013, the Swiss National Council approved two motions for the mandatory structural reform of banks in Switzerland that would, if also adopted by the Council of States, result in the submission to Parliament of a law requiring the separation of certain investment banking activities from systemically relevant activities, such as retail and commercial banking. No date has been set for the debate. It is unclear whether, when and in what form such a law will be adopted.

Market regulation: The Swiss government is working on fundamentally reviewing the rules on market infrastructure and on the relationship between the Group and its clients. These laws may, if enacted, have a material impact on the market infrastructure that the Group uses, available platforms, collateral management and the way the Group interacts with clients. In addition, these initiatives may cause the Group to incur material implementation costs.

Regulatory and legislative changes outside Switzerland

Regulatory and legislative changes in other locations in which the Group operates may subject the Group to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

Banking structure and activity limitations: Some of these regulatory and legislative changes may subject UBS to requirements to move activities from UBS branches into subsidiaries. Such “subsidiarisation” can create operational, capital and tax inefficiencies, increase the Group’s aggregate credit exposure to counterparties as they transact with multiple affiliates of the Group, expose the Group’s businesses to higher local capital requirements, and potentially give rise to client and counterparty concerns about the credit quality of individual subsidiaries. Such changes could also negatively impact the Group’s funding model and severely limit its booking flexibility.

For example, the Group has significant operations in the U.K. and currently uses UBS’s London branch as a global booking centre for many types of products. The Group is being required by the PRA and by the FINMA to increase very substantially the capitalisation of its U.K. bank subsidiary, UBS Limited, and expects to be required to change its booking practices to reduce or even eliminate its utilisation of UBS’s London branch as a global booking centre for the ongoing business of the Investment Bank. In addition, the U.K. Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the U.K. government and implemented in the Financial Services (Banking Reform) Act. Key measures proposed include the ring-fencing of retail banking activities in the U.K. (which the Group does not expect to impact the Group directly), additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance by U.K. banks of debt subject to “bail-in” provisions. Furthermore, the European Commission’s recent proposals in light of the Liikanen report issued in October 2012, which contains the recommendations of the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector, also advocate a Volcker Rule-style prohibition on proprietary trading together with a separation of trading from banking activities. The applicability and implications of such changes to branches and subsidiaries of foreign banks are not yet entirely clear, but they could have a material effect on the Group’s businesses located or booked in the U.K.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organisations (“FBO”) operating in the U.S. (under section 165 of Dodd-Frank) that include the following: (i) a requirement for FBO with more than USD 50 billion of U.S. non-branch assets to establish an intermediate holding company (“IHC”) to hold all U.S. subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a U.S. chief risk officer, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose “a grave threat” to U.S. financial stability. Requirements differ based on the overall size of the foreign banking organisation and the amount of its U.S.-based assets. The Group expects that it will be subject to the most stringent requirements based on its current operations. The Group will have until 1 July 2016 to establish an IHC and meet many of the new requirements. The Group must submit an implementation plan by 1 January 2015 and the IHC will not need to comply with the U.S. leverage ratio until 1 January 2018.

U.S. regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended until 2015 the time to conform to this rule and the related regulations. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning interests in hedge funds and other private fund vehicles. The Volcker Rule also broadly limits investments and other transactional activities between a bank and funds that the bank has sponsored or with which the bank has certain other relationships. The Volcker Rule permits the Group and other non-U.S. banking entities to engage in certain activities that would otherwise be prohibited to the extent that they are conducted solely outside the U.S. and certain other conditions are met. One impact will be the need to establish an extensive global compliance framework designed to ensure compliance with the Volcker Rule and the terms of the available exemptions. Moreover, the Volcker Rule could have an impact on the way in which the Group organises and conducts certain business lines. The Group continues to evaluate the final rule and its impact on its activities. The Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities.

OTC derivatives regulation: In 2009, the G20 countries committed to require all standardised over-the-counter (“OTC”) derivative contracts to be traded on exchanges or trading facilities and cleared through central counterparties by the end of 2012. This commitment is being implemented through Dodd-Frank in the U.S. and corresponding legislation in the European Union, Switzerland and other jurisdictions, and will have a significant impact on the Group’s OTC derivatives business, which is conducted primarily in the Investment Bank. For example, the Group expects that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditised products. Although the Group is preparing for these thematic market changes, the changes are likely to reduce the revenue potential of certain lines of business for market participants generally, and UBS may be adversely affected.

UBS was registered as a swap dealer with the Commodity Futures Trading Commission (“CFTC”) in the U.S. at the end of 2012, enabling the continuation of swaps business with U.S. persons. The Group also expects that UBS will be required to register as a securities-based swap dealer with the SEC. Regulations issued by the CFTC impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS globally. In July 2013, the CFTC approved final cross-border guidance that defines the extraterritorial application of its swaps regulations. This guidance may allow non-U.S. swap dealers, such as UBS, to operate on the basis of “substituted compliance”, under which they may comply with home country requirements instead of the corresponding CFTC requirements if the CFTC determines the home country requirements to be “comprehensive and comparable.” In December 2013, the CFTC issued comparability determinations for Switzerland (as well as the home countries of certain other non-U.S. swap dealers) that will allow the Group to comply with relevant Swiss regulations instead of CFTC requirements for many, but not all, of the CFTC regulations for which substituted compliance is available. While the CFTC deferred a comparability determination on swap data reporting requirements as the Group continues to review the issue, it granted reporting no-action relief that allows UBS (and other non-U.S. swap dealers) to delay reporting transactions with non-U.S. persons for several months. The CFTC’s regulations will apply to swaps between non-U.S. persons and non-U.S. swap dealers when U.S. personnel are involved, but in January 2014, the CFTC delayed the applicability of U.S. regulations in this context until 15 September 2014, giving additional time for foreign swap dealers to comply with U.S. requirements relating to transactions with non-U.S. persons conducted from the U.S. Application of these requirements to the Group’s swaps business with non-U.S. persons continues to present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to the Group outside the U.S. and may place UBS at a competitive disadvantage to firms that are not CFTC-registered swap dealers.

Regulation of cross-border provision of financial services: In many instances the Group provides services on a cross-border basis and is therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the European Union (“EU”) to harmonise the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect the Group’s ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities on the basis of some notion of comity (e.g. substituted compliance, equivalence determination). While the issuance of such determinations in particular jurisdictions may ensure market access for the Group to those jurisdictions, a negative determination in other jurisdictions may negatively influence the Group’s ability to act as a global firm. In addition, as jurisdictions tend to apply such determinations on a jurisdictional level rather than on an entity level, the Group will generally need to rely on jurisdictions’ willingness to collaborate.

Resolution and recovery; bail-in

The Group is currently required to produce recovery and resolution plans in the U.S., the U.K., Switzerland and Germany and is likely to face similar requirements for its operations in other jurisdictions, including its operations in the EU as a whole, as part of the proposed EU Bank Recovery and Resolution Directive. Resolution plans may increase the pressure on the Group to make structural changes, such as the creation of separate legal entities, if the resolution plan in any jurisdiction identifies impediments that are not acceptable to the relevant regulators. Such structural changes may negatively impact the Group’s ability to benefit from synergies between business units, and if they include the creation of separate legal entities, may have the other negative consequences mentioned above with respect to subsidiarisation more generally.

In addition, a number of jurisdictions, including Switzerland, the U.S., the U.K. and the EU, have implemented or are considering implementing changes that would allow resolution authorities to write down or convert into equity unsecured debt to effectuate a so-called “bail-in.” Some jurisdictions are also considering adopting requirements that regulated firms maintain specified amounts of unsecured debt that could increase loss-absorbing capacity. The scope of bail-in authority and the legal mechanisms that would be utilised for the purpose are subject to a great deal of development and interpretation. Depending upon the outcome, bail-in authority may have a significant effect on the Group’s funding costs.

Possible consequences of regulatory and legislative developments

The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which the Group has operations may have a material adverse effect on the Group’s ability to execute its strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on the Group’s ability to compete with other financial institutions. The developments are likely to be costly to implement and could also have a negative impact on the Group’s legal structure or business model, potentially generating capital inefficiencies and resulting in an impact on the Group’s profitability. Finally, the uncertainty related to or the implementation of legislative and regulatory changes may have a negative impact on the Group’s relationships with clients and its success in attracting client business.

The Group’s capital strength is important in supporting its strategy, client franchise and competitive position

The Group’s capital position, as measured by the fully applied common equity tier 1 and total capital ratios under Basel III requirements, is determined by: (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria); and (ii) eligible capital. Both RWA and eligible capital may fluctuate based on a number of factors. RWA are driven by the Group’s business activities and by changes in the risk profile of its exposures, as well as regulatory requirements. For instance, substantial market volatility, a widening of credit spreads (the major driver of the Group’s value-at-risk), adverse currency movements, increased counterparty risk, a deterioration in the economic environment, or increased operational risk could result in a rise in RWA. Eligible capital would be reduced if the Group experiences net losses or losses through other comprehensive income, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for the Group to raise new capital. In addition, eligible capital can be reduced for a number of other reasons, including certain reductions in the ratings of securitisation exposures, acquisitions and divestments changing the level of goodwill, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities recognised in other comprehensive income. Any such increase in RWA or reduction in eligible capital could materially reduce the Group’s capital ratios.

Risks captured in the operational risk component of RWA have become increasingly significant as a component of the Group’s overall RWA as a result of significant reductions in market and credit risk RWA, as the Group executes its strategy, and increased operational risk charges arising from operational risk events (including charges arising from litigation, regulatory and similar matters). The Group has agreed with the FINMA on a supplemental analysis that will be used to calculate an incremental operational risk capital charge to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based on this supplemental analysis as of 31 December 2013 was CHF 22.5 billion. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. There can be no assurance that UBS will be successful in addressing these matters and reducing or eliminating the incremental operational risk component of RWA.

The required levels and calculation of the Group’s regulatory capital and the calculation of its RWA are also subject to changes in regulatory requirements or their interpretation, as well as the exercise of regulatory discretion. Changes in the calculation of RWA under Basel III and Swiss requirements (such as the revised treatment of certain securitisation exposures under the Basel III framework) have significantly increased the level of the Group’s RWA and, therefore, have adversely affected the Group’s capital ratios. The Group has achieved substantial reductions in RWA, in part to mitigate the effects of increased capital requirements. However, there is a risk that the Group will not be successful in pursuing its plans to further reduce RWA, either because the Group is unable to carry out fully the actions it has planned or because other business or regulatory developments or actions to some degree counteract the benefit of its actions.

In addition to the risk-based capital requirements, the Group is subject to a minimum leverage ratio requirement for Swiss systemically relevant banks. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain the Group’s business activities even if the Group is able to satisfy other risk-based capital requirements. The Group has achieved substantial reductions in its balance sheet size and anticipates further reductions as it winds down its Non-core and Legacy Portfolio positions. These reductions would improve the Group’s leverage ratio and contribute to its ability to comply with the more stringent leverage ratio requirements scheduled to become effective in future years. There can be no assurance that these plans will be executed successfully. There is also a risk that the minimum leverage ratio requirement will be increased significantly beyond the levels currently scheduled to come into effect, making it more difficult for the Group to satisfy the requirements without adversely affecting certain of its businesses.

Changes in the Swiss requirements for risk-based capital or leverage ratios, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof, could have a material adverse effect on the Group’s business and could affect the Group’s competitive position internationally compared with institutions that are regulated under different regimes.

The Group may not be successful in completing its announced strategic plans or in implementing changes in its businesses to meet changing market, regulatory and other conditions

In October 2012, the Group announced a significant acceleration in the implementation of its strategy. The strategy included transforming UBS’s Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening the Group’s capital position, and significantly reducing costs and improving efficiency across the Group. The Group has made significant progress in implementing the strategy and as of the end of 2013 was ahead of the majority of its performance targets. On 6 May 2014, the Group provided an update on the execution of its strategy and updated several of its annual performance targets. There continues to be a risk that the Group will not be successful in completing the execution of its plans, or that its plans may be delayed or that the effects of its plans may differ from those intended.

Although the Group has substantially reduced the RWA and balance sheet usage associated with its Non-core and Legacy Portfolio positions, there can be no assurance that the Group will be able to exit them as quickly as its plans suggest or that it will not incur significant losses in doing so. The continued illiquidity and complexity of many of the legacy risk positions in particular could make it difficult to sell or otherwise exit these positions and reduce the RWA and the balance sheet usage associated with these exposures. At the same time, the Group’s strategy rests heavily on its ability to reduce those RWA and balance sheet usage in order to meet its future capital targets and requirements without incurring unacceptable losses.

As part of its strategy, the Group has underway a programme to achieve significant incremental cost reductions. The success of the Group’s strategy and its ability to reach certain of the targets it has announced depends heavily on the effectiveness of the cost reduction and efficiency measures the Group is able to carry out. As is often the case with major cost reduction and efficiency programmes, the Group’s plans involve significant risks. Included among these are the risks that restructuring costs may be higher and may be recognised sooner than the Group has projected and that the Group may not be able to identify feasible cost reduction opportunities at the level of its objective that are also consistent with its business goals. In addition, when the Group implements its cost reduction and efficiency programmes it may experience unintended consequences such as the loss or degradation of capabilities that the Group needs in order to maintain its competitive position and achieve its targeted returns.

The Group is exposed to possible outflows of client assets in its asset-gathering businesses and to changes affecting the profitability of its Wealth Management business division, and the Group may not be successful in implementing the business changes needed to address them. The Group experienced substantial net outflows of client assets in its wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including the Group’s substantial losses, the damage to its reputation, the loss of client advisers, difficulty in recruiting qualified client advisers and tax, legal and regulatory developments concerning the Group’s cross-border private banking business.

Many of these factors have been successfully addressed. The Group’s Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2013. Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in the Wealth Management business division for an extended period of time. One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe but increasingly also in other regions, is the heightened focus of fiscal authorities on cross-border investments. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of the Group’s clients to do business with the Group or the viability of the Group’s strategies and business model. In 2012 and 2013, the Group experienced net withdrawals in its Swiss booking centre from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries, including the treaty with Germany that was ultimately not ratified by Germany.

The net new money inflows in recent years in the Group’s Wealth Management business division have come predominantly from clients in Asia Pacific and in the ultra-high net worth segment globally. Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of the Group’s revenues than in the past, put downward pressure on the Group’s return on invested assets and adversely affect the profitability of its Wealth Management business division. The Group has implemented changes in its product offerings and service improvements, and will continue its efforts to adjust to client trends and market dynamics as necessary, in an effort to overcome the effects of these changes in the business mix on its profitability, but there can be no assurance that the Group will be able to counteract those effects. In addition, the Group has made changes to its business offerings and pricing practices in line with the Swiss Supreme Court case concerning “retrocessions” (fees paid to a bank for distributing third-party and intra-group investment funds and structured products) and other industry developments. These changes may adversely affect the Group’s margins on these products and the current offering may be less attractive to clients than the products it replaces. There can be no assurance that the Group will be successful in its efforts to offset the adverse impact of these trends and developments.

Global Asset Management experienced net outflows of client assets in 2012 and 2013. Further net outflows of client assets could adversely affect the results of this business division.

Material legal and regulatory risks arise in the conduct of the Group’s business

The nature of its business subjects the Group to significant regulatory oversight and liability risk. As a global financial services firm operating in more than 50 countries, the Group is subject to many different legal, tax and regulatory regimes. The Group is involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where it is active. These proceedings expose the Group to substantial monetary damages and legal defence costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on its businesses. The outcome of most of these matters, and their potential effect on the Group’s future business or financial results, is extremely difficult to predict.

In December 2012, the Group announced settlements totalling approximately CHF 1.4 billion in fines by and disgorgements to U.S., U.K. and Swiss authorities to resolve investigations by those authorities relating to LIBOR and other benchmark interest rates. UBS entered into a non-prosecution agreement with the U.S. Department of Justice (“DOJ”) and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions for LIBOR or other benchmark interest rates. The extent of the Group’s financial exposure to these remaining matters is extremely difficult to estimate and could be material.

UBS settlements with governmental authorities in connection with LIBOR and benchmark interest rates starkly illustrate the much-increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions. Very large fines and disgorgement amounts were assessed against UBS, and the guilty plea of a Group subsidiary was required, in spite of the Group’s full cooperation with the authorities in the investigations relating to LIBOR and other benchmark interest rates, and in spite of the Group’s receipt of conditional leniency or conditional immunity from antitrust authorities in a number of jurisdictions, including the U.S. and Switzerland. The Group understands that, in determining the consequences to the Group, the authorities considered the fact that it has in the recent past been determined to have engaged in serious misconduct in several other matters. The heightened risk level was further illustrated by the European Commission (“EC”) announcement in December 2013 of fines against other financial institutions related to its Yen Interest Rate Derivatives (“YIRD”) investigation. The EC stated that the Group would have been subject to fines of approximately EUR 2.5 billion had the Group not received full immunity for disclosing to the EC the existence of infringements relating to YIRD. Recent resolution of enforcement matters involving other financial institutions further illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other US agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the U.S. Department of Justice (DOJ) recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

UBS continues to be subject to a large number of claims, disputes, legal proceedings and government investigations, including the matters described in the notes to the financial statements included herein and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of

UBS’s financial exposure to these and other matters is material and could substantially exceed the level of provisions that UBS has established for litigation, regulatory and similar matters. UBS is not able to predict the financial and other terms on which some of these matters may be resolved. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement UBS entered into with the DOJ in connection with LIBOR ( the “NPA”) may be terminated by the DOJ if the Group commits any U.S. crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS.

Under the NPA, UBS has agreed, among other things, that, for two years from 18 December 2012, the Group will not commit any U.S. crime, and the Group will advise the DOJ of all potentially criminal conduct by the Group or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. UBS is also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement. As a result of this history and UBS’s ongoing obligations under the non-prosecution agreement, the Group’s level of risk with respect to regulatory enforcement may be greater than that of some of its peer institutions.

Considering the Group’s overall exposures and the current regulatory and political climate affecting financial institutions, the Group expects charges associated with legal, regulatory and similar matters to remain at elevated levels through 2014.

Ever since its losses in 2007 and 2008, the Group has been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain its strategic flexibility. While the Group believes that it has remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorised trading incident announced in September 2011 and the LIBOR-related settlements of 2012, the effects of these matters on its reputation and relationships with regulatory authorities have proven to be more difficult to overcome. For example, following the unauthorised trading incident, the FINMA informed the Group that it would not be permitted to undertake acquisitions in its Investment Bank unit (unless the FINMA granted an exception), and that material new business initiatives in that unit would be subject to the FINMA oversight. The Group is determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner. The Group is in active dialogue with its regulators concerning the actions that it is taking to improve its operational risk management and control framework, but there can be no assurance that its efforts will have the effects desired. Although the special restrictions mentioned above have recently been withdrawn by the FINMA, this example illustrates that difficulties associated with the Group’s relationships with regulatory authorities have the potential to adversely affect the execution of its business strategy.

Operational risks may affect UBS’s business

All of the Group’s businesses are dependent on the Group’s ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which the Group is subject and to prevent, or promptly detect and stop, unauthorised, fictitious or fraudulent transactions. The Group’s operational risk management and control systems and processes are designed to help ensure that the risks associated with its activities, including those arising from process error, failed execution, unauthorised trading, fraud, system failures, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

For example, cyber-crime is a fast growing threat to large organisations that rely on technology to support their business, like the Group. Cyber-crime can range from internet-based attacks that interfere with the organisations’ internet websites, to more sophisticated crimes that target the organisations, as well as their clients, and seek to gain unauthorised access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their clients. Failure to maintain and implement adequate programmes to combat money laundering and terrorist financing could have serious consequences, both in legal terms and in terms of the Group’s reputation.

Although the Group is continuously adapting its capability to detect and respond to the risks described above, if its internal controls fail or prove ineffective in identifying and remedying them, the Group could suffer operational failures that might result in material losses, such as the loss from the unauthorised trading incident announced in September 2011.

Participation in high-volume and high-frequency trading activities, even in the execution of client-driven business, can also expose the Group to operational risks. The Group’s loss in 2012 relating to the Facebook initial public offering illustrates the exposure participants in these activities have to unexpected results arising not only from their own systems and processes but also from the behaviour of exchanges, clearing systems and other third parties and from the performance of third-party systems.

Certain types of operational control weaknesses and failures could also adversely affect the Group’s ability to prepare and publish accurate and timely financial reports. The Group identified control deficiencies following the unauthorised trading incident announced in September 2011, and management determined that the Group had a material weakness in its internal control over financial reporting as of the end of 2010 and 2011, although this has not affected the reliability of the Group’s financial statements for either year.

In addition, despite the contingency plans the Group has in place, its ability to conduct business may be adversely affected by a disruption in the infrastructure that supports its businesses and the communities in which the Group is located. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by the Group or third parties with whom the Group conducts business.

The Group’s reputation is critical to the success of its business

The Group’s reputation is critical to the success of the Group’s strategic plans. Damage to its reputation can have fundamental negative effects on the Group’s business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years, as the Group’s very large losses during the financial crisis, the U.S. cross-border matter (relating to the governmental inquiries and investigations relating to the Group’s cross-border private banking services to U.S. private clients during the years 2000–2007 and the settlements entered into with U.S. authorities in respect to this matter) and other events seriously damaged the Group’s reputation. Reputational damage was an important factor in the Group’s loss of clients and client assets across the Group’s asset-gathering businesses, and contributed to its loss of and difficulty in attracting staff, in 2008 and 2009. These developments had short-term and also more lasting adverse effects on the Group’s financial performance, and the Group recognised that restoring its reputation would be essential to maintaining its relationships with clients, investors, regulators and the general public, as well as with its employees. More recently, the unauthorised trading incident announced in September 2011 and the Group’s involvement in the LIBOR matter also adversely affected the Group’s reputation. Any further reputational damage could have a material adverse effect on the Group’s operational results and financial condition and on its ability to achieve the Group’s strategic goals and financial targets.

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

The financial services industry prospers in conditions of economic growth; stable geopolitical conditions; transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, continued low interest rates or weak or stagnant economic growth in the Group’s core markets, or a severe financial crisis can negatively affect the Group’s revenues and ultimately its capital base.

A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets as well as developed markets that are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. The Group has material exposures to a number of these markets, both as a wealth manager and as an investment bank. Moreover, the Group’s strategic plans depend more heavily upon its ability to generate growth and revenue in emerging markets, causing the Group to be more exposed to the risks associated with them. The continued absence of sustained and credible improvements to unresolved issues in Europe, continued U.S. fiscal and monetary policy issues, emerging markets fragility and the mixed outlook for global growth demonstrate that macroeconomic and political developments can have unpredictable and destabilising effects. Adverse developments of these kinds have affected the Group’s businesses in a number of ways, and may continue to have further adverse effects on the Group’s businesses as follows:

•	a general reduction in business activity and market volumes, as the Group has recently experienced, affects fees, commissions and margins; local or regional economic factors, such as the ongoing European sovereign debt concerns, could also have an effect on the Group;

•	a market downturn is likely to reduce the volume and valuations of assets the Group manages on behalf of clients, reducing its asset- and performance-based fees;

•	the ongoing low interest rate environment will further erode interest margins in several of the Group’s businesses;

•	reduced market liquidity or volatility limits trading and arbitrage opportunities and impedes the Group’s ability to manage risks, impacting both trading income and performance-based fees;

•	deteriorating market conditions could cause a decline in the value of assets that the Group owns and accounts for as investments or trading positions;

•	worsening economic conditions and adverse market developments could lead to impairments and defaults on credit exposures and on trading and investment positions, and losses may be exacerbated by declines in the value of collateral the Group holds; and

•	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), the Group could suffer losses from enforced default by counterparties, be unable to access its own assets, or be impeded in – or prevented from – managing its risks.

Because the Group has very substantial exposures to other major financial institutions, the failure of one or more of such institutions could have a material effect on the Group.

The developments mentioned above have in the past affected and could materially affect the performance of the business units and of the Group as a whole, and ultimately its financial condition. As discussed below, there is also a somewhat related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

The Group holds legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

The Group, like other financial market participants, was severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and the Group recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. Although the Group has very significantly reduced its risk exposures starting in 2008, and more recently as it progresses its strategy and focuses on complying with Basel III capital standards, the Group continues to hold substantial legacy risk positions, primarily in its Non-core and Legacy Portfolio. In many cases these risk positions remain illiquid, and the Group continues to be exposed to the risk that the remaining positions may again deteriorate in value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortised cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

Moreover, the Group holds positions related to real estate in various countries, and could suffer losses on these positions. These positions include a very substantial Swiss mortgage portfolio. Although management believes that this portfolio has been very prudently managed, the Group could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition. Other macroeconomic developments, such as the implications on export markets of any return of crisis conditions within the eurozone and the potential implications of the recent decision in Switzerland to reinstate immigration quotas for EU/EEA countries, could also adversely affect the Swiss economy, the Group’s business in Switzerland in general and, in particular, the Group’s Swiss mortgage and corporate loan portfolios.

In addition, the Group is exposed to risk in its prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which the Group provides financing may decline rapidly.

The Group’s global presence subjects it to risk from currency fluctuations

The Group prepares its consolidated financial statements in Swiss francs. However, a substantial portion of its assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the U.S. dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar revenues account for the largest portion of the Group’s non-Swiss franc revenues) have an effect on the Group’s reported income and expenses, and on other reported figures such as other comprehensive income, invested assets, balance sheet assets, RWA and tier 1 capital. For example, in 2011 the strengthening of the Swiss franc, especially against the U.S. dollar and euro, had an adverse effect on the Group’s revenues and invested assets. Because exchange rates are subject to constant change, sometimes for completely unpredictable reasons, the Group’s results are subject to risks associated with changes in the relative values of currencies.

The Group is dependent upon its risk management and control processes to avoid or limit potential losses in its counterparty credit and trading businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit risk is an integral part of many of the Group’s retail, corporate, wealth management and Investment Bank activities, and the Group’s non-core activities transferred to Corporate Center – Non-core and Legacy Portfolio, including lending, underwriting and derivatives activities. Changes in interest rates, credit spreads, securities’ prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect the Group’s earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, the Group must balance the risks it takes against the returns it generates. The Group must, therefore, diligently identify, assess, manage and control its risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, the Group is not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by the Group’s risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which the Group aggregates risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps the Group has taken to strengthen its risk management and control framework, the Group could suffer further losses in the future if, for example:

•	the Group does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;

•	the Group’s assessment of the risks identified or its response to negative trends proves to be untimely, inadequate, insufficient or incorrect;

•	markets move in ways that the Group does not expect – in terms of their speed, direction, severity or correlation – and the Group’s ability to manage risks in the resultant environment is, therefore, affected;

•	third parties to whom the Group has credit exposure or whose securities the Group holds for its own account are severely affected by events not anticipated by the Group’s models, and accordingly the Group suffers defaults and impairments beyond the level implied by its risk assessment; or

•	collateral or other security provided by the Group’s counterparties proves inadequate to cover their obligations at the time of their default.

The Group also manages risk on behalf of its clients in its asset and wealth management businesses. The performance of assets the Group holds for its clients in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with the Group is not in line with relevant benchmarks against which clients assess investment performance, the Group may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If the Group decides to support a fund or another investment that it sponsors in its asset or wealth management businesses, it might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds that the Group manages, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on the Group’s earnings.

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

If available, fair values of a financial instrument or non-financial asset or liability are determined using quoted prices in active markets for identical assets or liabilities. Where the market is not active, fair value is established using a valuation technique, including pricing models. Where available, valuation techniques use market observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar instruments in active markets, from recent prices for comparable transactions or from other observable market data. If market observable data is not available, UBS selects non-market observable inputs to be used in its valuation techniques. UBS also uses internally developed models. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on the Group’s financial results. UBS regularly reviews and updates its valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process, and failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on the Group’s financial results. Moreover, evolving market practice may result in changes to valuation techniques that have a material impact on financial results. Changes in model inputs or calibration, changes in the valuation methodology incorporated in models, or failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on the Group’s financial results.

Liquidity and funding management are critical to the Group’s ongoing performance

The viability of the Group’s business depends upon the availability of funding sources, and the Group’s success depends upon its ability to obtain funding at times, in amounts, for tenors and at rates that enable the Group to efficiently support its asset base in all market conditions. A substantial part of the Group’s liquidity and funding requirements is met using short-term unsecured funding sources, including retail and wholesale deposits and the regular issuance of money market securities. The volume of the Group’s funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in the Group’s credit ratings can increase the Group’s funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as UBS experienced in connection with Moody’s downgrading of UBS’s long-term rating in June 2012, rating downgrades can require UBS to post additional collateral or make additional cash payments under master trading agreements relating to its derivatives businesses. The Group’s credit ratings, together with its capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that ratings changes could influence the performance of some of the Group’s businesses.

More stringent Basel III capital and liquidity requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. The addition of loss-absorbing debt as a component of capital requirements and potential future requirements to maintain senior unsecured debt that could be written down in an insolvency or other resolution of UBS, or a subsidiary, may increase the Group’s funding costs or limit the availability of funding of the types required.

The Group might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterised by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. The Group faces competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to the Group in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. The Group expects these trends to continue and competition to increase. The Group’s competitive strength and market position could be eroded if the Group is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies, adequately developing or updating its technology, particularly in trading businesses, or is unable to attract or retain the qualified people needed to carry them out.

The amount and structure of the Group’s employee compensation are affected not only by the Group’s business results but also by competitive factors and regulatory considerations. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect the Group’s ability to retain and attract key employees, and may in turn negatively affect the Group’s business performance. The Group has made changes to the terms of compensation awards to reflect the demands of various stakeholders, including regulatory authorities and shareholders. These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that the Group has issued in the market but with a higher capital ratio write-down trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance. These changes, while intended to better align the interests of the Group’s staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave the Group, and that the Group may be less successful than its competitors in attracting qualified employees. The loss of key staff and inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise the Group’s ability to execute its strategy and to successfully improve its operating and control environment.

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (the “Minder Initiative”). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments resulting from this initiative, which came into force on 1 January 2014. The ordinance requires public companies to specify in their articles of association (“AoA”) a mechanism to permit a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually, (ii) the vote on compensation must be binding rather than advisory and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote. Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting.

The EU has adopted legislation that caps the amount of variable compensation in proportion to the amount of fixed compensation for employees of a bank active within the EU. This legislation will apply to employees of the Group in the EU. These and other similar initiatives may require the Group to make further changes to its compensation structure and may increase the risks described above.

The Group’s financial results may be negatively affected by changes to accounting standards

The Group reports its results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause the Group’s future reported results and financial position to differ from current expectations. Such changes may also affect the Group’s regulatory capital and ratios. The Group monitors potential accounting changes and when these are finalised by the IASB, the Group determines the potential impact and discloses significant future changes in its financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact the Group’s reported results, financial position and regulatory capital in the future.

The Group’s financial results may be negatively affected by changes to assumptions supporting the value of the Group’s goodwill

The goodwill that the Group has recognised on the respective balance sheets of its operating segments is tested for impairment at least annually. The Group’s impairment test in respect of the assets recognised as of 31 December 2013 indicated that the value of the Group’s goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of the Group’s goodwill may become impaired in the future, giving rise to losses in the income statement. In the third quarter of 2012, for example, the recognition by the Investment Bank of a full impairment of goodwill and of an impairment of other non-financial assets resulted in a charge of almost CHF 3.1 billion against the Group’s operating profit before tax.

The effect of taxes on the Group’s financial results is significantly influenced by reassessments of its deferred tax assets

The deferred tax assets that the Group has recognised on its balance sheet as of 31 December 2013 in respect of prior years’ tax losses reflect the probable recoverable level based on future taxable profit as informed by its business plans. If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognised deferred tax assets may need to be adjusted in the future. These adjustments may include write-downs of deferred tax assets through the income statement.

The Group’s effective tax rate is highly sensitive both to its performance and to the accuracy of new business plan forecasts. The Group’s results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on the Group’s reported results. If the Group’s performance is expected to improve, particularly in the U.S., U.K. or Switzerland, the Group could potentially recognise additional deferred tax assets as a result of that assessment. The effect of doing so would be to significantly reduce the Group’s effective tax rate in years in which additional deferred tax assets are recognised. Conversely, if the Group’s performance in those countries is expected to produce diminished taxable profit in future years, the Group may be required to write down all or a portion of the currently recognised deferred tax assets through the income statement. This would have the effect of increasing the Group’s effective tax rate in the year in which any write-downs are taken.

In 2014, notwithstanding the effects of any potential reassessment of the level of deferred tax assets, the Group expects its effective tax rate to be in the range of 20% to 25%. Consistent with past practice, the Group expects to revalue its overall level of deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the U.S. and U.K. differ from what is expected. The Group’s effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the U.S. and Switzerland. Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This in turn would cause a write-down of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by the Group to materially differ from the amount accrued.

This is a potential risk particularly as the Group considers reorganisations of its legal entity structures in the U.S., U.K. and Switzerland in response to regulatory changes. The tax authorities in these countries may prevent the transfer of tax losses incurred in one legal entity to newly organised or reorganised subsidiaries or affiliates that are expected to carry on businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilise the tax losses in the originating entity, the deferred tax assets associated with such tax losses could be written down through the income statement.

In 2011, the U.K. government introduced a balance sheet based levy payable by banks operating or resident in the U.K. A net charge of CHF 124 million was recognised in operating expenses (within operating profit before tax) in 2013. The Group’s bank levy expense for future years will depend on both the rate of the levy and the Group’s taxable U.K. liabilities at each year-end; changes to either factor could increase the cost. This expense will likely increase if, for example, the Group changes its booking practices so as to book more liabilities into its U.K. bank subsidiary, UBS Limited. The Group expects that the annual bank levy charge will continue to be recognised for IFRS purposes as an expense arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

Risks relating to the Exchange Offer

UBS Group may fail to realise the anticipated benefits of the exchange offer.

UBS Group proposes the exchange offer because it believes that it will, along with other measures already announced, substantially improve the resolvability of the Group in response to evolving regulatory requirements. These measures may also qualify UBS Group for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. UBS Group may, however, encounter substantial difficulties in achieving these anticipated benefits or these anticipated benefits may not materialise. For example, the relevant regulators may find the measures that the Group is undertaking or their implementation to be ineffective or insufficient (especially in the context of market turbulence or in distressed situations), or they may not grant potential relief to the full extent hoped for. UBS Group may also be required to adopt further measures to meet existing or new regulatory requirements. See also “If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.”

As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

UBS Group’s ability to pay dividends or other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from its operating subsidiaries, including UBS and its subsidiaries and any new subsidiaries established by UBS Group in the future. The ability of UBS Group’s operating companies to make loans or distributions (directly or indirectly) to UBS Group may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory and fiscal or other restrictions. In particular, if the exchange offer is successful and the holding company structure is put in place, UBS Group’s subsidiaries, including UBS and any new bank subsidiaries established by UBS Group or UBS, may be subject to laws that restrict dividend payments, authorise regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group, or limit or prohibit transactions with affiliates. Restrictions and regulatory action of this kind could impede access to funds that UBS Group may need to make dividend payments.

In addition, UBS Group’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganisation is subject to all prior claims of the subsidiary’s creditors. As a result, it is possible that UBS Group’s credit rating could be lower than the rating of UBS, which may increase the cost of issuing debt on a stand-alone basis.

Furthermore, UBS Group expects that it may guarantee some of the payment obligations of certain of its subsidiaries, including UBS, from time to time. These guarantees may require UBS Group to provide substantial funds or assets to UBS or its other subsidiaries or their creditors or counterparties at a time when UBS Group is in need of liquidity to fund its own obligations.

If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, UBS Group may not be in a position in the longer term to make distributions to holders of UBS Group Shares in line with any future announced proposals or at all.

If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

Any delay in acquiring or failure to acquire full ownership of UBS could adversely affect the anticipated benefits of the exchange offer and the liquidity and market value of the UBS Group Shares. Such a delay or failure may occur if, among other things, UBS Group reduces the minimum acceptance condition and UBS Shares representing less than 90% of the total issued UBS Shares are accepted for exchange or if, after UBS Group has acquired UBS Shares representing 90% or more, but not more than 98%, of the total issued UBS Shares, UBS Group determines that the squeeze-out merger cannot be implemented or is not advisable for any reason, including, among other things, disruption to the business, the negative impact on regulatory consents, approvals and licences or required third-party rights. See “A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.” If this happens, remaining UBS shareholders will hold a minority interest in UBS.

The existence of minority shareholders in UBS may, among other things, make it more difficult or delay UBS Group’s ability to implement changes to the legal structure of the Group and interfere with its day-to-day business operations and its corporate governance. For example, UBS Group may not be able to effect intra-group transfers of entities without first obtaining bona fide third-party evaluations, resulting in incremental expense and delays. Additionally, transactions among UBS Group’s subsidiaries and affiliates may need to be carried out on an arm’s-length basis, which may impair the efficiency of day-to-day operations. As a matter of Swiss law, minority UBS shareholders would also have the ability to request special investigations, convene general meetings of shareholders and propose agenda items for annual general meetings of UBS. Each of these circumstances, along with other measures UBS Group may need to take to recognise the continuing legal rights of any remaining minority UBS shareholders, may result in increased costs and administrative burden.

In addition, any holders of UBS Shares who do not tender their UBS Shares in the exchange offer will have a pro rata claim upon any dividends or other distributions of UBS and would receive a proportionate share of any dividend payments or other distributions made by UBS, reducing the amount of any dividend payments or other distributions that UBS Group might make to holders of UBS Group Shares.

As long as minority UBS shareholders remain after completion of the exchange offer, there will be fewer UBS Group Shares outstanding than there were UBS Shares outstanding prior to the completion of the exchange offer. As a result, the market for and the liquidity and market value of UBS Group shares could be adversely affected.

A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.

If UBS Group conducts a squeeze-out merger under Swiss law, UBS will merge into a merger subsidiary of UBS Group, which will survive the transaction. Although UBS Group expects that the surviving entity will in most cases succeed to UBS’s banking licenses, permits and other authorisations, such entity may need to re-apply for or seek specific licenses, permits and authorisations, as well as third-party consents. Furthermore, although UBS Group expects this occurrence to be unlikely given that minority shareholders subject to the squeeze-out will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, under Swiss law, a minority shareholder subject to the squeeze-out merger could theoretically seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Each of these circumstances, if it were to happen, may generate costs, delay the implementation of the squeeze-out merger or disrupt or negatively impact the Group’s business.

The value of the UBS Group Shares may decrease.

It is likely that the price of the UBS Group Shares will fluctuate and may not always accurately reflect the underlying value of UBS Group and its subsidiaries. The value of the UBS Group Shares may decrease. The prices that investors may realise for their holdings of UBS Group Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the UBS Group Shares is less liquid than for other equity securities and that the prices of the UBS Group Shares are relatively volatile. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the UBS Group Shares.

The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.

There has been no prior public market for the UBS Group Shares. UBS Group has applied to list the UBS Group Shares on the SIX Swiss Exchange and also intends to apply to list the UBS Group Shares on the NYSE. However, there can be no assurance that a liquid market will develop for the UBS Group Shares, that holders of the UBS Group Shares will be able to sell their UBS Group Shares or that such holders will be able to sell their UBS Group Shares for a price that reflects their value.

The exchange offer is subject to certain conditions and if these conditions are not satisfied or waived, the exchange offer will not be completed.

The completion of the exchange offer is subject to certain conditions as described under the section headed “Terms of the Exchange Offer – Conditions to the Exchange Offer” in Part III: “Information on the Exchange Offer” of this Prospectus. If the conditions are not waived (to the extent permitted under applicable law) or satisfied, the exchange offer will lapse and all tendered UBS Shares will be returned to holders. If the exchange offer lapses and the UBS Shares are returned, there will be no payment of interest or other compensatory payment made.

Risks relating to UBS shareholders who do not tender the UBS Shares in the Exchange Offer

The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any retained UBS Shares may decline.

The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any UBS Shares retained by UBS shareholders may be lower or fluctuate more widely following completion of the exchange offer than before completion of the exchange offer. The exchange of UBS Shares for UBS Group Shares pursuant to the exchange offer will reduce the number of holders of UBS Shares as well as the number of UBS Shares that might otherwise trade publicly and, depending upon the number of UBS Shares so exchanged, will adversely affect the liquidity and market value of the remaining UBS Shares held by the public. Additionally, if fewer than 600,000 UBS Shares would remain outstanding in the United States following completion of the exchange offer, the NYSE will not resume trading in the UBS Shares even after the publication of the final interim results of the exchange offer. Holders of UBS Shares who do not tender their UBS Shares in the exchange offer may therefore be unable to trade their UBS Shares on the NYSE at any point following the expiration of the initial offer period. UBS Group may also take steps following the offer to change the corporate structure or assets of UBS and these steps could affect the liquidity and trading value of the UBS Shares. Moreover, the UBS Shares may be delisted following completion of the exchange offer, and the Group expects that, as of the first day of trading of the UBS Group Shares on the SIX Swiss Exchange, the UBS Shares will no longer be included in the Swiss Market Index (“SMI”) and may no longer be part of the Swiss Performance Index (the “SPI”), all of which could further depress the market price of the UBS Shares.

If the exchange offer is successful and UBS Group attains the required level of acceptance to initiate the squeeze-out, holders of UBS Shares may suffer the above adverse consequences for a time until they dispose of their UBS Shares or the squeeze-out is completed, which will likely take a number of months (between four to six months for the SESTA squeeze-out and between two to three months for the squeeze-out merger). If the exchange offer is successful but UBS Group is not able to initiate a squeeze-out and decides not to, or is not able to, implement any post-closing transactions or restructuring measures, holders of UBS Shares may suffer the above adverse consequences for an indefinite period of time.

UBS shareholders may be forced to transfer their UBS Shares to UBS Group if UBS Group conducts a squeeze-out.

If, in the exchange offer or within three months thereafter, UBS Group acquires more than 98% of the total UBS Shares, UBS Group intends to effect a mandatory squeeze-out of the holders of the less than 2% remaining UBS Shares by filing a request with the competent court in Switzerland to invalidate such shares pursuant to Article 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading. Holders of the UBS Shares being invalidated in this process will receive UBS Group Shares on a one-for-one basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct a forward triangular squeeze-out merger pursuant to Article 8, paragraph 2, of the Swiss Federal Act on Merger, Demerger, Conversion and Transfer of Assets and Liabilities of 3 October 2003, pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction (“MergeCo”). Under applicable Swiss law, UBS Group expects that the consideration to be received by UBS shareholders in such a squeeze-out merger will be UBS Group Shares on a share-for-share basis.

UBS Group Shares will be delivered in the squeeze-out much later than in the exchange offer.

UBS Group may restructure UBS after the completion of the exchange offer or take other steps to acquire UBS Shares.

Instead of or to facilitate the squeeze-out procedures described above, UBS Group reserves the right following the exchange offer to use any legally permitted method to acquire additional UBS Shares, or the totality of remaining UBS Shares in issue, by way of purchases or subsequent exchange or tender offers or to engage in one or more corporate restructuring transactions, such as a merger, demerger, liquidation, transfer of assets or conversion of UBS into another form or corporate entity, or to change the UBS articles of association to alter the corporate or capital structure in a manner beneficial to UBS Group and UBS Group’s shareholders. If holders of UBS Shares do not tender their UBS Shares in the exchange offer, any of these actions may negatively affect the value and liquidity of their remaining interest in UBS. Conversely, if UBS Group decides not to, or is not able to, implement any post-closing transactions or restructuring measures, minority shareholders will remain shareholders of UBS rather than UBS Group and be subject to the risks that may affect their remaining minority investment in UBS as further described herein.

The UBS Shares may be delisted following completion of the exchange offer.

After completion of the exchange offer, UBS Group intends to request that the UBS Shares be removed from listing on the SIX Swiss Exchange. UBS Group will also seek to remove the UBS Shares from listing on the NYSE and, when possible, to deregister the UBS Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the UBS Shares could continue to be traded in the over-the-counter market and price quotations could be reported, there can be no assurance that such an over-the-counter market will develop. The extent of the public market for the UBS Shares and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in UBS Shares and the possible termination of registration of UBS Shares under the Exchange Act, which would adversely affect the amount of publicly available information with respect to UBS.

UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

UBS may change its dividend policy following completion of the exchange offer. The holders of UBS Shares should be aware that there can be no assurance that UBS will continue to declare dividends to the shareholders at the same rate and/or frequency in the future as it has in the past, or that any dividends declared on the UBS Shares will be equivalent to dividends paid on UBS Group Shares.

DIRECTORS, SECRETARY, REGISTERED OFFICE, PRINCIPAL EXECUTIVE OFFICE AND ADVISERS

Director	Axel A. Weber (Chairman)

Proposed Directors

Michel Demaré (Independent Vice Chairman)

David Sidwell (Senior Independent Director)

Reto Francioni

Ann F. Godbehere

Axel P. Lehmann

Helmut Panke

William G. Parrett

Isabelle Romy

Beatrice Weder di Mauro

Joseph Yam

Company Secretary	Luzius Cameron

Registered Office and Principal Executive Office	Bahnhofstrasse 45 CH-8001 Zurich Switzerland

Legal Adviser to UBS Group as to Swiss Law	Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zurich Switzerland

Legal Adviser to UBS Group as to U.S. Law	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom

Legal Adviser to UBS Group as to Irish Law	Arthur Cox Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Reporting Accountants and Auditors to UBS Group and UBS	Ernst & Young Ltd Aeschengraben 9 CH-4051 Basel Switzerland

Swiss Share Exchange Agent	UBS AG OP8E – C/A Processing Switzerland P.O. Box CH-8098 Zurich Switzerland

Swiss Registrar	“UBS Group” Shareholder Services P.O. Box CH-8098 Zurich Switzerland

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Prospective investors should take note of the dates and times set forth in the schedule below in connection with the Exchange Offer. These dates and times may be changed by UBS Group in accordance with the terms and conditions of the Exchange Offer, as described in this Prospectus.

Swiss tender deadline (“Swiss tender deadline”) (expiration of initial offer period)	11 November 2014 at 4:00 p.m., Swiss time(a)

Expected announcement of the preliminary interim results of the exchange offer	12 November before 7:30 a.m., Swiss time

Expected announcement of the definitive interim results of the exchange offer	17 November (but in no event later than the fourth Swiss business day after the expiration date of the initial offer period) before 7:30 a.m., Swiss time

Beginning of subsequent offer period	17 November 2014

Expected settlement date for UBS Shares tendered during initial offer period	19 November 2014(a)(b)

UBS Group Shares to be issued in the exchange offer expected to begin trading on the SIX Swiss Exchange and NYSE	On or about 19 November 2014

Expiration of subsequent offer period	1 December 2014 at 4:00 p.m., Swiss time

Expected announcement of the preliminary final results of the exchange offer	2 December 2014 before 7:30 a.m., Swiss time

Expected announcement of the definitive final results of the exchange offer	5 December 2014 before 7:30 a.m., Swiss time

Expected settlement date for UBS Shares tendered during subsequent offer period	9 December 2014

Latest date for UBS Group to initiate the SESTA squeeze-out	2 March 2015

(a)	UBS Group reserves the right to extend the exchange offer one or several times. If UBS Group determines to extend the exchange offer, it will make an announcement of such extension no later than 3 p.m., Swiss time, on the next business day.
(b)	In the event that the exchange offer conditions have been satisfied or, if applicable, waived, UBS Group will accept for exchange and will exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the exchange offer as of the expiration date of the initial offer period and UBS Group is expected to deliver the UBS Group Shares on the sixth Swiss business day following the expiration date of the initial offer period, in accordance with applicable Swiss and U.S. law.

IMPORTANT INFORMATION

Language of the Prospectus

The language of the Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Presentation of Financial Information

The Group’s financial year is 1 January to 31 December. The Group prepares its consolidated financial statements in accordance with the IFRS, as issued by the IASB, and its reporting currency is Swiss francs. The Group’s consolidated primary financial statements will continue to be governed by IFRS after consummation of the exchange offer.

Rounding

Certain figures contained in this Prospectus or in the documents incorporated by reference herein, including financial, statistical and operating information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this Prospectus or in the documents incorporated by reference herein may not conform exactly to the total figure given for that column or row.

Currencies

In this Prospectus, references to “U.S. dollar”, “USD” and “$” are to the lawful currency of the United States and references to “Swiss franc” or “CHF” are to the lawful currency of Switzerland.

Forward-looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, in particular those described in the section headed “Risk Factors” in this Prospectus and “Risk Factors” in the UBS 2013 Form 20-F, incorporated by reference herein. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for the Group’s (as defined herein) financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. Prospective investors should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of the Group’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centres that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the FINMA will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and the FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including this offer to exchange UBS Shares for UBS Group Shares), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centres will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modelling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorised trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors identified in the risks described in the section headed “Risk Factors” in this Prospectus and in past and future filings and reports filed with the SEC. Although UBS Group believes that, as of the date of this Prospectus, the expectations reflected in the forward-looking statements are reasonable, UBS Group cannot make any assurance that the Group’s future results, level of activity, performance or achievements will meet these expectations. After the date of this Prospectus, unless UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

Calculation of Total Issued UBS Shares

Unless otherwise stated, all references to total issued UBS Shares in this Prospectus are calculated based on the issued share capital of UBS as of 26 September, the most recent practicable date prior to publication of this Prospectus, which consists of 3,844,313,310 UBS Shares. This number includes 90,864,108 UBS Shares held in treasury by UBS, the voting rights of which are suspended for as long as they are held in treasury. As of 30 June 2014, UBS had 3,844,030,621 issued UBS Shares, of which 91,236,602 were treasury shares.

Sources of Third-Party Information

The information set out in this Prospectus that has been sourced from third parties has been accurately reproduced and, so far as UBS Group is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this Prospectus, the source of such information has been identified.

Sources of Information about UBS

All information contained in this Prospectus relating to UBS has been provided by UBS.

No Incorporation of Website Information

Information on or accessible through UBS’s corporate website, www.ubs.com, does not form part of and is not incorporated into this Prospectus.

Certain Defined Terms

Certain terms used in this document, including capitalised terms and certain technical and other items, are defined and explained in Part X: “Definitions.”

Certain Page Numbers

References to certain page numbers in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F and the Second Quarter 2014 Report (as defined below) used in this document refer to the page numbers of the respective underlying UBS Annual Report (English version) or quarterly report filed with the SEC and incorporated by reference herein, as more fully described in the section headed “Documents Incorporated by Reference” in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which UBS has filed with the SEC and with the Central Bank of Ireland in accordance with the Prospectus Directive, are incorporated in and taken to form an integral part of this Prospectus:

(1)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014 (the “UBS 2013 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(2)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013 (the “UBS 2012 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(3)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012 (the “UBS 2011 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(4)	UBS’s submissions on Form 6-K, made on the following dates:

(a)	four submissions dated 6 May 2014, containing UBS’s report for the first quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the quarter ended 31 March 2014 (the “First Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Basel III Pillar 3 update (accessible at: http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(b)	one submission made on 6 May 2014, containing the presentation materials of UBS relating to the Investor Update held on 6 May 2014 (accessible at http://www.ise.ie/app/announcementDetails.aspx?ID=11965440); and

(c)	four submissions dated 29 July 2014, containing UBS’s report for the second quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as or for the quarter ended 30 June 2014 (the “Second Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Supplemental Guarantor Materials (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html).

The reports filed with the SEC can be reviewed and copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Reports filed with the SEC can also be accessed at www.sec.gov via the internet (the information contained on this website does not form part of this Prospectus unless otherwise specifically incorporated by reference hereto).

The UBS 2012 Form 20-F and the UBS 2011 Form 20-F are incorporated by reference herein to comply with certain disclosure requirements of the EU Prospectus Regulation. As described in the UBS 2012 Form 20-F (Note 1b to the consolidated financial statements) UBS has made certain adjustments to the historical consolidated financial statements for the year ended 31 December 2011 (and comparative periods presented) as set out in the audited consolidated financial statements included in UBS 2011 Form 20-F, due principally to UBS adopting revisions to the IAS 19 Employee Benefits (IAS 19R) retrospectively in accordance with the transitional provisions set out in the accounting standard. Moreover, as described in the UBS 2013 Form 20-F (Note 1b of the consolidated financial statements) UBS has made certain adjustments to the historical consolidated financial statements for the year ended 31 December 2012 as included in the UBS 2012 Form 20-F, due principally to UBS adopting on 1 January 2013 IFRS 10 Consolidated Financial Statements as amended in October 2012, which resulted in a change in the consolidation status of certain entities. The comparative 31 December 2012 balance sheet and other primary statements for the period ended 31 December 2012 have been restated to reflect the effect of adopting IFRS 10. Under IFRS 10, periods prior to 2012 were not required to be restated. Moreover, as described in the UBS 2013 Form 20-F (Note 1c to the consolidated financial statements) and in the First Quarter 2014 Report (Note 1 to the interim consolidated financial statements) UBS has made certain adjustments to the consolidated historical financial statements for the year ended 31 December 2013 included in the UBS 2013 Form 20-F, due principally to UBS adopting on 1 January 2014 Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

The following table indicates where information required pursuant to Annex 1 of the EU Prospectus Regulation to be disclosed in this Prospectus can be found in the documents incorporated by reference referred to above. The information incorporated by reference that is not referred to in the table below is considered additional information and is not required pursuant to Annex 1 of the EU Prospectus Regulation. Prospective investors should read this Prospectus and the documents incorporated herein by reference in their entirety before making any investment decision in relation to the exchange offer.

Annex 1 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 3.1 and 3.2	Selected financial information (historical and interim, including comparatives)	UBS 2013 Form 20-F	539-542

		UBS 2012 Form 20-F	489-491

		UBS 2011 Form 20-F	441-443

		Second Quarter 2014 Report	4

Item 7.2	Significant subsidiaries	UBS 2013 Form 20-F	481-487

Item 8.1	Material tangible fixed assets (existing or planned), Leased properties and encumbrances	UBS 2013 Form 20-F	408, 489, 543

Item 17.1	Number and breakdown of employees	UBS 2013 Form 20-F	296-301

Item 17.3	Arrangements for employee involvement in capital	UBS 2013 Form 20-F	300, 330-339, 471-480

Item 20.1 and 20.3	Historical consolidated financial information and consolidated annual financial statements	UBS 2013 Form 20-F	342-505

		UBS 2012 Form 20-F	314-455

		UBS 2011 Form 20-F	280-410

Item 20.6.1	Interim or quarterly information	First Quarter 2014 Report	95-151

		Second Quarter 2014 Report	101-154

Item 21.1.6	Capital under option	UBS 2013 Form 20-F	259, 330-339, 393, 471-480

Item 25.1	Holdings in significant undertakings	UBS 2013 Form 20-F	481-487

Any statement contained in this Prospectus or in a document incorporated by reference into this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in any subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this Prospectus, except as modified or superseded.

PART I: INFORMATION ON UBS GROUP AND UBS

Further information on UBS and the Group can be found in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report and the Second Quarter 2014 Report, which are incorporated herein by reference. Investors should read the whole of this Prospectus and the documents incorporated by reference herein and should not just rely upon the summarised information in this Part I.

Section A: UBS Group

UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate registration number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich.

Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS. UBS Group, which currently has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 registered shares with a nominal value of CHF 0.10 each, has no operations other than in connection with the exchange offer and no material assets or liabilities. UBS Group expects to take steps (by way of cancellation or otherwise) to avoid any dilution that may otherwise arise from the initial 1,000,000 UBS Group Shares issued upon incorporation unless it determines that these initial shares do not materially affect holders of UBS Group Shares.

UBS Group’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

The UBS Group Shares will not be the object of an application for listing on a regulated market within the meaning of Directive 2004/39/EC, as amended. Application has been made to the SIX Swiss Exchange and application is expected to be made to the NYSE for admission of the UBS Group Shares. The UBS Group Shares will be registered with Swiss security number: 24.476.758, international security identification number (ISIN): CH247704312 and will trade on the SIX Swiss Exchange under the symbol “UBSG” and on the NYSE under the symbol “UBS”.

Taxation of UBS Group

Under Swiss tax law, a Swiss resident company is generally subject to income tax at federal, cantonal and communal levels on its worldwide income and to net capital tax at the cantonal and communal levels. However, a holding company (meeting the requirements of the applicable cantonal tax law), such as UBS Group, is exempt from cantonal and communal income tax and is therefore only subject to Swiss federal income tax and the net capital tax at cantonal and communal level.

Dividends and other Distribution by UBS to UBS Group

At the Swiss federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries is effectively exempt from Swiss federal income tax (based on the participation relief regime). Consequently, UBS Group expects dividends from UBS and capital gains from sales of UBS to be effectively exempt from Swiss income tax. Apart from the participation relief, UBS Group’s residual income will be subject to ordinary income taxation at a statutory tax rate of 8.5% (corresponding to an effective tax rate of approximately 7.83%).

Any dividends and similar cash or in-kind distributions of profit and reserves other than Qualifying Reserves (as defined herein) made by UBS to UBS Group, including stock dividends and the distribution of any liquidation proceeds in excess of nominal share capital and Qualifying Reserves, will be subject to Swiss withholding tax imposed on the gross amount at the then-prevailing rate (currently 35%). However, UBS Group as Swiss resident beneficiary of dividends in respect of UBS Shares holding at least 20% of the share capital of UBS is, according to Article 20 of the Swiss withholding tax act and Article 26a of the Ordinance to the Swiss withholding tax act, entitled to the notification procedure. Therefore, UBS should be able to pay dividends to UBS Group without Swiss withholding tax.

Section B: UBS

UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.

Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

UBS’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

According to excerpts from the Commercial Register of the Canton of Zurich and the Commercial Register of the Canton of Basel, the share capital of UBS of CHF 384,200,206.90 is fully paid-up and divided into 3,842,002,069 ordinary shares with a nominal value of CHF 0.10 each. The UBS Shares are listed on the SIX Swiss Exchange and are included in the Swiss Market Index and the Swiss Performance Index (for information on the performance of the price of the UBS Shares on the SIX Swiss Exchange and the NYSE, see below). The UBS Shares are traded on the SIX Swiss Exchange under the symbol “UBSN” and on the NYSE under the symbol “UBS.” As of 26 September 2014, UBS had 3,844,313,310 issued UBS Shares, of which 90,864,108 were treasury shares.

The table below shows the history of UBS’s issued share capital for the years ended 31 December 2013, 2012 and 2011 and the six-month period ended 30 June 2014:

	Share capital in CHF	Number of shares	Par value in CHF
On 31 December 2011	383,212,190	3,832,121,899	0.10
Issue of shares out of conditional capital due to exercise of employee options	312,833	3,128,334	0.10
On 31 December 2012	383,525,023	3,835,250,233	0.10
Issue of shares out of conditional capital due to exercise of employee options	675,184	6,751,836	0.10
On 31 December 2013	384,200,207	3,842,002,069	0.10
Issue of shares out of conditional capital due to exercise of employee options	138,112	1,381,123	0.10
On 31 March 2014	384,338,319	3,843,383,192	0.10
Issue of shares out of conditional capital due to exercise of employee options	64,743	647,429	0.10
On 30 June 2014	384,403,062	3,844,030,621	0.10

Further information on UBS’s conditional and authorised capital for the years ended 31 December 2013, 2012 and 2011 can be found on page 259 of the UBS 2013 Form 20-F.

UBS has distributed the following dividends/payout over the years ended 31 December 2013, 2012 and 2011:

	Financial year ended 31 December (in CHF)
	2013(1)	2012(1)	2011(1)
Dividend/payout per share (gross)	0.25	0.15	0.10
Adjusted dividend/payout per share(2) (gross)	0.25	0.15	0.10

(1)	For Swiss tax purposes the distribution for the financial years 2013, 2012 and 2011 is characterised as a payment from capital contribution reserves.
(2)	Adjusted on the basis of 3,844,313,310 UBS Shares with par value of CHF 0.10 each as of 26 September 2014.

On 5 May 2014, which was the last Swiss trading day preceding the date on which the Group announced its intention to establish a group holding company through a share exchange offer subject to regulatory approvals, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 18.27 and the last reported sales price of a UBS Share on the NYSE was $20.84. On 26 September 2014, the last practicable date prior to publication of this Prospectus, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 16.70 and the last reported sales price of a UBS Share on the NYSE was $17.65. Prospective investors should obtain a recent quotation for their securities prior to deciding whether or not to tender.

UBS and its subsidiaries draw on the Group’s over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The Group’s business strategy is centered on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, the Group has offices in more than 50 countries, including all major financial centres.

Section C: The Making of the Group

The Group has played a pivotal role in the development and growth of Switzerland’s banking tradition since the firm’s origins in the mid-19th century. In 2012, the year of its 150th anniversary, the Group accelerated its strategic transformation of the firm to create a business model that is better adapted to the new regulatory and market circumstances and that the Group believes will result in more consistent and high-quality returns. In 2013, the Group made substantial progress in transforming its firm, further reinforcing its foundations while focusing on its traditional strengths.

The origins of the banking industry in Switzerland can be traced back to medieval times. This long history may help explain the widespread impression, reinforced in popular fiction, that Switzerland has always possessed a strong financial sector. In reality, the size and international reach of the Swiss banking sector today is largely a product of the second half of the 20th century, strongly influenced by two banks: Union Bank of Switzerland and Swiss Bank Corporation (“SBC”), which merged to form UBS AG in 1998.

At the time of the merger, both banks were already well-established and successful in their own right. Union Bank of Switzerland celebrated its 100th anniversary in 1962, tracing its origins back to the Bank in Winterthur. SBC marked its centenary in 1972 with celebrations in honor of its founding forebear, the Basler Bankverein. The historical roots of PaineWebber, acquired by UBS in 2000, go back to 1879, while S.G. Warburg, the central pillar upon which UBS’s Investment Bank was built, commenced operations in 1946.

In the early 1990s, SBC and Union Bank of Switzerland were both commercial banks operating mainly out of Switzerland. The banks shared a similar vision: to become a world leader in wealth management, a successful global investment bank and a top-tier global asset manager, while remaining an important commercial and retail bank in their home market of Switzerland.

Union Bank of Switzerland, the largest and best-capitalised Swiss bank of its time, pursued these goals primarily through a strategy of organic growth. In contrast, SBC, then the third-largest Swiss bank, grew through a combination of partnership and acquisition. In 1989, SBC started a joint venture with O’Connor, a leading U.S. derivatives firm noted for its dynamic and innovative culture, its meritocracy and its team-oriented approach. O’Connor brought state-of-the-art risk management and derivatives technology to SBC, and in 1992, SBC moved to fully acquire O’Connor. In 1994, SBC added to its capabilities when it acquired Brinson Partners, a leading U.S.-based institutional asset management firm.

The next major milestone was in 1995, when SBC acquired S.G. Warburg, the British merchant bank. The deal helped SBC fill a strategic gap in its corporate finance, brokerage, and research capabilities and, most importantly, brought with it an institutional client franchise that remains crucial to the Group’s equities business to this day.

The 1998 merger of SBC and Union Bank of Switzerland into the firm UBS created a world-class wealth manager and the largest universal bank in Switzerland, complemented by a strong investment bank and a leading global institutional asset manager. In 2000, UBS grew further with the acquisition of PaineWebber, a full-service broker-dealer and one of the largest securities and commodities firms in the United States, servicing both individual and institutional clients, establishing the firm as a significant player in the U.S. The Group has established a strong footprint in the Asia Pacific region and emerging markets based on a presence in many of these countries going back decades.

In 2007, the effects of the global financial crisis started to be felt across the financial industry. This crisis had its origins in the securitised financial product business linked to the U.S. residential real estate market. Between the third quarter of 2007 and the fourth quarter of 2009, the Group incurred significant losses on these assets. The Group responded with decisive action designed to reduce risk exposures and stabilise its businesses, including raising capital on multiple occasions.

More recently, the Group continued to improve the firm’s capital strength to meet new and enhanced industry-wide regulatory requirements. Its position as one of the world’s best-capitalised banks, together with its stable funding and sound liquidity positions, provides the Group with a solid foundation for its success. In 2012, the Group announced a significant acceleration in the implementation of its strategy communicated a year earlier. Since then, the Group continued to focus its activities on a set of highly synergistic, less capital and balance sheet-intensive businesses dedicated to serving clients and well-positioned to maximise value for shareholders. More information on the Group’s more than 150 years of history can be found at www.ubs.com/history.

Section D: The Group’s Strategy

The Group is committed to providing its clients with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. The Group’s strategy centers on its Wealth Management and Wealth Management Americas businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. The Group’s strategy therefore builds on the strengths of all of its businesses and focuses its efforts on areas in which it excels, while seeking to capitalise on the compelling growth prospects in the businesses and regions in which the Group operates. Capital strength is the foundation of the Group’s success and it gives the Group the flexibility to execute its strategy effectively. Additionally, it reinforces client confidence while allowing the Group to address the challenges of the past and to absorb unexpected events.

In November 2011, UBS announced that its strategy was centered on the long-standing leadership positions of its global wealth management businesses and its universal bank in Switzerland. Together with a focused, less complex and less capital-intensive Investment Bank and a strong Global Asset Management business, UBS would drive further growth and expand its premier wealth management franchise. UBS’s strong capital, liquidity and funding positions form the foundation of its strategy. The growth and success of UBS would continue to be driven by the firm’s longstanding leadership in its wealth management businesses. UBS also announced that it plans to extend its leadership positions in Switzerland, Europe, Asia Pacific and the emerging markets and would continue to build on Wealth Management Americas’ successful execution track record; that UBS’s leading Retail & Corporate banking business in Switzerland is integral to the success of the Group and UBS intended to grow further its market share by capturing additional banking and lending opportunities presented by existing clients and by investing in technology and infrastructure to expand corporate transaction banking capabilities. Global Asset Management would continue to deliver investment services to clients through its diversified investment capabilities. It would grow its third party wholesale business, building on established strengths in Asia Pacific and in Switzerland and continue to build its services to clients of UBS’s wealth management businesses.

At the same time, UBS communicated that the Investment Bank would be less complex, carry fewer risk-weighted assets and require substantially less capital to produce sustainable returns for shareholders. Its client-centric strategy would focus on serving the needs of its core clients across wealth management, institutional, corporates, sovereigns and sponsors and investing in its leading advisory, capital markets, and client flow and solutions businesses. It would exit or significantly downsize several businesses. The Investment Bank would work more closely with UBS’s wealth management businesses and increase its emphasis on the execution, advisory and research capabilities it provides to wealth management clients.

In October 2012, the Group announced a significant acceleration in the implementation of its strategy communicated a year earlier. This announcement underlined the Group’s commitment to focus its activities on a set of highly synergistic, less capital and balance sheet-intensive businesses dedicated to serving clients and well-positioned to maximise value for shareholders. Since then, demonstrating the strength of its business model, the Group has made substantial progress in improving its already strong capital position and reducing RWA and costs, while simultaneously growing its business and enhancing its competitive positioning. The Group has also successfully transformed its Investment Bank, focusing on its traditional strengths in advisory, research, equities, foreign exchange and precious metals.

As part of the transformation of the Investment Bank, the Group transferred certain of its businesses to the Corporate Center in the first quarter of 2013. These were primarily fixed income businesses rendered less attractive by changes in regulation and market developments. As a result, the Group’s Investment Bank retains only very focused credit and rates activities, along with structured financing capabilities, in order to support its solutions-focused businesses. The Group’s leading equities and foreign exchange businesses remain cornerstones of its Investment Bank. The Group did not significantly alter its advisory and capital markets businesses, but reorganised its existing business functions to better leverage its capabilities and therefore better serve its clients. The Group’s Investment Bank has achieved its target of an adjusted pre-tax return on attributed equity of greater than 15% throughout 2013 as well as in first and second quarter 2014, demonstrating its success in a variety of market conditions. Non-core assets, previously part of the Investment Bank, are reported within the Group’s Non-core and Legacy Portfolio unit in the Corporate Center, which is tasked with managing and exiting these assets in a manner that protects shareholder value. RWA associated with these positions were reduced by close to 40% in 2013 to CHF 64 billion, significantly ahead of the year-end 2013 target of CHF 85 billion, and further reduced to CHF 52 billion at the end of the second quarter 2014 . For more information, see the section headed “Capital Management” in Part V of this Prospectus.

The Group’s fully applied common equity tier 1 (CET1) capital ratio1 increased 300 basis points in 2013 to 12.8%, the highest in its peer group. This increase was driven by a reduction of fully applied RWA to CHF 225 billion, ahead of the Group’s 2013 target of CHF 250 billion and CHF 33 billion below year-end 2012 RWA. The Group achieved this by further active reduction of RWA, mainly through the disposal of positions or other risk reductions in its Non-core and Legacy Portfolio, and despite incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed with FINMA and effective 31 December 2013. Future developments in, and the ultimate elimination of, the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. The Group’s ability to absorb this event while simultaneously increasing its capital ratios and reducing RWA is a testament to its early decision to maintain and build on its strong capital position and to focus on sustainable, more capital-efficient business activities. In the first quarter of 2014 the Group increased its fully applied Basel III CET1 ratio to 13.2%, surpassing its target of 13%. By the end of the second quarter of 2014 this improved to 13.5%.

In May 2014 , the Group provided an update on the execution of its strategy, during its Investor Update. While the strategy, which builds on the Group’s unique business model, strong market position and capital strength to drive growth, remained unchanged, the Group updated several of its annual performance targets. Among these updates are the introduction of a Swiss systemically relevant banks (SRB) leverage denominator target; the cost / income ratio target ranges for 2015 and beyond were lowered for Wealth Management and for Wealth Management Americas, and were narrowed for the Investment Bank; the net new business volume growth target for Retail & Corporate now only includes its retail business; the net new money growth target for Global Asset Management now excludes money market flows. The fully applied Basel III risk-weighted assets target for the Group for 31 December 2015 and the fully applied Basel III RWA target for Corporate Center – Non-core and Legacy Portfolio for 31 December 2015 were also lowered.

Maintaining cost discipline is critical to the Group’s long-term success. In 2013, the Group achieved its CHF 2 billion gross cost reduction plan announced in July 2011. The Group also made further progress in the implementation of the additional cost reduction programme that it announced in October 2012 and in May 2014, at its Investor Update, UBS announced that compared with 2013, the Group is targeting a CHF 1.4 billion annual net cost savings in Corporate Center by year-end 2015, of which CHF1 billion will be in Core Functions and 400 million will be in the Non-core and Legacy Portfolio. After that, the Group expects further cost reductions of CHF 0.7 billion in Non-core and Legacy Portfolio as it fully exits the positions. These targeted reductions include the benefits from the aforementioned transformation of the Investment Bank, reducing complexity and size, as well as improving organisational effectiveness, primarily in the Corporate Center, and introducing lean front-to-back processes across the Group. The Group’s investment in these initiatives is reflected in restructuring charges of CHF 0.8 billion in 2013 and expectations of further incremental charges of CHF 0.9 billion and CHF 0.8 billion in 2014 and 2015, respectively. The Group’s efficiency programmes is expected to free up resources to make investments over the next two years to support growth across its businesses and enable the Group to service its clients with greater agility and effectiveness, improving quality and speed.

[1]	Capital information and targets in this section are based on the Basel III framework, as applicable for Swiss systemically relevant banks. Refer to the “Capital management” section of this Prospectus for more information on information on a phase-in and fully applied basis.

2014 is another key year of transition for the Group, as it continues to work through its plans to further enhance its businesses, reduce its cost base and further improve collaboration across its various businesses.

The Group is firmly committed to returning capital to its shareholders and to a total payout ratio of at least 50% of net profit, consisting of a baseline dividend and supplementary returns, subject to maintaining its capital ratio target of a fully applied CET1 ratio of 13% and the objective of maintaining a 10% post-stress fully applied CET1 ratio, based on the Group’s internal stress tests. The Group intends to set a baseline dividend at a sustainable level, taking into account normal economic fluctuations. The supplementary capital returns will be balanced with the Group’s need for investment and any buffer it chooses to maintain for a more challenging economic environment or other stress scenarios. Through the further successful implementation of its strategy, the Group believes it can sustain and grow its business and maintain a prudent capital position. See the section headed “Capital Management” in Part V of this Prospectus for more information about the calculation of the CET1 ratio post-stress and the Group’s internal stress tests.

Section E: Recent Developments

Legal and regulatory risk environment

Recent resolution of enforcement matters involving other financial institutions starkly illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (“CS”) and BNP Paribas (“BNPP”) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other U.S. agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (“DFS”). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the DOJ recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its operations will continue to give rise to such proceedings in the future. The extent of the Group’s financial and other exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

Plans for further structural changes

In addition to the exchange offer, the Group has already announced a series of measures to improve its resolvability:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

•	In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s UK bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to its legal structure in response to regulatory requirements in Switzerland or in other countries in which it operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Section F: Trend Information

As indicated in UBS’s Second Quarter 2014 Report, including unaudited consolidated financial statements of the Group, which is incorporated herein by reference, at the start of the third quarter of 2014, many of the underlying challenges and geopolitical issues that UBS has previously highlighted remain. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues, increasing geopolitical instability and the seasonal decline in activity levels traditionally associated with the summer holiday season would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders.

Section G: Business Overview

Any statements regarding the competitive position of the Group contained in this Prospectus are made on the basis of the opinion of the Group.

The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of Group resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. Wealth Management’s guided architecture model gives clients access to a wide range of products from third-party providers that complement its product lines.

Strategy and clients

Wealth Management is one of the pre-eminent wealth managers globally and aims to provide its clients with superior investment advice and solutions.

It is building on its leading position by focusing on clients’ individual goals. Wealth Management provides them with access to the infrastructure the Group offers to its institutional clients: for example, direct access to the Investment Bank’s trading platforms, the offering of Institutional Solutions Group and professional portfolio management capabilities, including strategic asset allocation and holistic portfolio monitoring to ensure clients’ portfolios remain aligned with their investment strategy. In addition, through the Global Family Office Group, launched in 2011, clients benefit from tailored institutional coverage and global execution provided by dedicated specialist teams from both Wealth Management and the Investment Bank. Wealth Management also provide solutions, products and services to financial intermediaries.

The global wealth management business has attractive long-term growth prospects and the Group expects its growth to outpace that of gross domestic product in all regions. From a client segment perspective, the global ultra high net worth market, including family offices, has the highest growth potential, followed by the high net worth market. Wealth Management’s broad client base and strong global footprint put the Group in an excellent position to capture the opportunities this presents.

Its integrated client service model enables the Group to bundle capabilities from across the Group to identify investment opportunities in all market conditions and tailor solutions to meet individual client needs. The booking centers across the globe give a strong local presence which allows the Group to book client assets in multiple locations. The strength and scope of its franchise also enable Wealth Management to adapt to the changing legal and regulatory environment.

Collaboration is also crucial to Wealth Management’s continued expansion in key onshore locations, and Wealth Management continues to benefit from the established business relationships of the local Investment Bank and Global Asset Management teams.

In Asia Pacific, Wealth Management is accelerating growth with a focus on Hong Kong and Singapore, the leading financial centers in the region. It is also developing a targeted presence in major onshore markets such as Japan and Taiwan and investing in local presence in China to help capture long-term growth opportunities.

In the emerging markets, Wealth Management is focused on key growth markets such as Brazil, Mexico, Israel, Turkey, Russia and Saudi Arabia. It continually enhances its market-specific products and services to ensure it meets the needs of clients. Many emerging market clients prefer to book their assets in established financial centers and, to that end, Wealth Management is strengthening its coverage for such clients through its booking centers in the U.S., the U.K. and Switzerland.

In Europe, Wealth Management’s long-established footprint in all major booking centers underpins its growth ambition. It recognised early the converging needs of clients and combined its offshore and onshore businesses. This gives clients across the region access to the extensive Swiss product offering, creates economies of scale and enables Wealth Management to deal more efficiently with increased regulatory and fiscal requirements.

In Switzerland, Wealth Management collaborates closely with colleagues in retail, corporate, asset management and investment banking. This generates opportunities to expand the business and gives clients access to investment insight and research, advisory and portfolio management capabilities, products and capital markets, as well as execution know-how. Wealth Management generates significant referrals from Swiss corporate and retail clients through UBS’s extensive branch network. As their wealth increases, retail clients can progress seamlessly to the wealth management operations.

The Global Financial Intermediaries business acts as a strategic business partner for financial intermediaries in all major financial centers. It offers them professional investment advisory services, a global banking infrastructure and tailored solutions, helping financial intermediaries to advise their end-clients more effectively.

Organisational structure

Headquartered in Switzerland, Wealth Management has a presence in over 40 countries with wealth management and representative offices, half of which are outside Switzerland. Wealth Management is governed by executive, operating and risk committees and is primarily organised along regional lines with the business areas being Asia Pacific, Europe, Global Emerging Markets, Switzerland and Global Ultra High Net Worth. The business is supported by the Chief Investment Office and a global Investment Products and Services unit, as well as central functions.

Competitors

Wealth Management’s major global competitors include the private banking operations of Credit Suisse, Julius Bär, HSBC, Deutsche Bank, BNP Paribas, JP Morgan and Citigroup, along with leading investment managers such as PIMCO. In the European domestic markets, Wealth Management primarily competes with the private banking operations of large local banks such as Barclays in the U.K., Deutsche Bank in Germany and Unicredit in Italy. In Asia Pacific, the private banking franchises of HSBC, Citigroup and Credit Suisse are the main competitors.

Investment advice and solutions

Financial markets have changed fundamentally over the last few years and are characterised by a high degree of uncertainty and volatility. In these difficult market conditions clients have become increasingly focused on protecting their assets and expect strong advisory support for their investment decisions. Wealth Management, therefore, has continued to evolve its business model from a traditional private bank. As part of a global, integrated firm, Wealth Management is a dynamic wealth manager with investment management capabilities at its core. Its client advisors are proactive in their relationships with clients, and Wealth Management has a systematic process for developing a thorough understanding of its clients’ financial objectives and risk appetite. In addition, wealth planners – part of Wealth Management’s specialist product team – often support client advisors as they guide their clients in making financial decisions based on their life-cycle needs. With this comprehensive overview, Wealth Management offers them wealth planning advice and products, and ascertains their investment strategy, which serves as the foundation for the investment solutions Wealth Management offers them. Client advisors regularly review their clients’ investor profiles to make sure they correspond to their evolving priorities and changing tolerance for risk. Bespoke training programmes and the ongoing support the firm provides to Wealth Management’s client advisors enable them to deliver superior advice and solutions to clients. For example, Wealth Management requires all of its client advisors to obtain the Wealth Management Diploma, a programme accredited by Switzerland’s State Secretariat for Economic Affairs (SECO) that ensures a high level of knowledge and expertise. For most senior client advisors, Wealth Management offer extensive training through the Wealth Management Master programme.

The global Chief Investment Office, created in 2011, synthesises the research and expertise of a global network of economists, strategists, analysts and investment specialists from across all business divisions. These specialists are present in all major markets around the globe, closely monitoring financial developments. This allows Wealth Management to deliver real-time insights and to embed local knowledge into the global investment process. Using these analyses, and in consultation with the external partner network, which includes many of the world’s most successful money managers, the Chief Investment Office establishes a clear, concise and consistent investment view – the UBS House View. The UBS House View includes both Wealth Management’s strategic and tactical asset allocation across all relevant asset classes in major markets. The strategic asset allocation represents the long-term asset allocation for a defined risk level and is crucial for investment performance. The strategic asset allocation is complemented by the tactical asset allocation, which allows Wealth Management to capitalise on short-term market opportunities.

The Investment Products and Services unit ensures that Wealth Management’s solutions are in step with market conditions by aligning the discretionary and advisory offerings with the UBS House View. Clients who opt for an investment mandate delegate the management of their assets to a team of professional portfolio managers. Those who prefer to be actively involved can choose an advisory mandate. Their entire portfolio is monitored and analysed closely, and they receive tailored proposals to help them make informed investment decisions. They can also invest in the full range of financial instruments from single securities such as equities and bonds, to various investment funds, structured products and alternative investments. Additionally, Wealth Management offers clients advice on structured lending and corporate finance.

In 2012 Wealth Management has also launched a number of initiatives to further improve its product offering, to enhance its solutions and to better align its fund and manager selection process and fee arrangements to the legal and regulatory environment. These included switching fund and structured product holdings within discretionary mandates into holdings that do not carry distribution fees and designing a new flat-fee offering for advisory clients.

Products are aimed at achieving performance in various market scenarios. They are developed from a wide range of sources, including Investment Products and Services, Global Asset Management, the Investment Bank and third parties, as Wealth Management operates within a guided architecture model. By aggregating private investment flows into institutional-size flows, Wealth Management can offer clients access to investments normally only available to institutional clients.

Wealth Management Americas

Wealth Management Americas develops advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. Its business includes the domestic U.S. and Canadian business as well as international business booked in the U.S. It has attractive growth opportunities and a clear strategy focused on serving its target client segments.

Strategy and clients

Wealth Management Americas’ goal is to be the best wealth management business in the Americas. With its client-focused, advisor-centric strategy, it delivers advice-based wealth management solutions and banking services through its financial advisors in key metropolitan markets, providing a fully integrated set of products and services to meet the needs of its target client segments, high net worth clients and ultra high net worth clients, while also serving the needs of core affluent clients. Wealth Management Americas defines high net worth clients as those with investable assets of between USD 1 million and USD 10 million, and ultra high net worth clients as those with investable assets of more than USD 10 million. Core affluent clients are defined as those with investable assets of between USD 250,000 and USD 1 million. The Global Family Office – Americas, a joint venture between Wealth Management Americas and the Investment Bank, was launched in 2013 with the objective of seamlessly offering the global resources and reach of the entire firm by providing integrated, comprehensive wealth management and institutional-type services to selected Family Office clients. The Wealth Advice Center serves emerging affluent clients with investable assets of less than USD 250,000. Wealth Management Americas is committed to providing high-quality advice to its clients across all their financial needs by employing the best professionals in the industry, delivering the highest standard of execution, and running a streamlined and efficient business.

Wealth Management Americas believes it is uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. It is large enough to be relevant, but focused enough to be nimble, enabling it to combine the advantages of large and boutique wealth managers. Wealth Management Americas aims to differentiate itself from competitors and be a trusted and leading provider of financial advice and solutions to its clients by enabling its financial advisors to leverage the full resources of the Group, including unique access to wealth management research, a global Chief Investment Office, and solutions from the asset-gathering businesses and the Investment Bank. These resources are augmented by the commitment to an open architecture platform and are supported by the partnerships with many of the world’s leading third-party institutions. Moreover, wealth management offerings are complemented by banking, mortgage and financing solutions that enable Wealth Management Americas to provide advice on both the asset and liability sides of its clients’ financial balance sheets.

Wealth Management Americas believes the long-term growth prospects of the wealth management business are attractive in the Americas, with high net worth and ultra-high net worth expected to be the fastest growing segments in terms of invested assets in the region. Wealth Management Americas aims for continued growth in its business by developing its financial advisors’ focus towards advice-based solutions, leveraging the global capabilities of the Group to clients by continuing to partner with the Investment Bank and Global Asset Management, and delivering banking and lending services that complement its wealth management solutions. It also plans to continue investing in improved platforms and technology, while remaining disciplined on cost. Wealth Management Americas expects these efforts to enable it to achieve higher levels of client satisfaction, strengthen its client relationships, and lead to greater revenue productivity among its financial advisors.

Organisational structure

Wealth Management Americas consists of branch networks in the U.S., Puerto Rico, Canada and Uruguay. Most corporate and operational functions are located in the Wealth Management Americas home office in Weehawken, New Jersey.

In the U.S. and Puerto Rico, Wealth Management Americas operates primarily through direct and indirect subsidiaries of UBS. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Banking services in the U.S. include those conducted through the UBS branches and UBS Bank USA, a federally regulated bank in Utah, which provides Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts, collateralised lending services, mortgages and credit cards.

Canadian wealth management and banking operations are conducted through UBS Bank (Canada), and Uruguayan wealth management operations are conducted through UBS Financial Services Montevideo.

Competitors

Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, trust companies and other financial services firms offering wealth management services to U.S. and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the U.S. Main competitors include the wealth management businesses of Bank of America, Morgan Stanley and Wells Fargo.

Products and services

Wealth Management Americas offers clients a full array of solutions that focus on their individual financial needs. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, estate strategies, insurance, retirement and trusts and foundations, with corresponding product offerings for each stage. Wealth Management Americas’ advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products, banking and lending, equities and fixed income. Clients also benefit from the dedicated Wealth Management Research team, which provides research guidance to help support clients’ investment decisions.

Offerings are designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. To address the full range of clients’ financial needs, Wealth Management Americas also offers competitive lending and cash management services such as securities-backed lending, resource management accounts, FDIC-insured deposits, mortgages and credit cards.

Additionally, the UBS Equity Plan Advisory Services is a leading provider of equity compensation plan services and advice to more than 130 U.S. corporations, representing one million participants worldwide. For corporate and institutional clients, Wealth Management Americas offers a robust suite of solutions, including equity compensation, administration, investment consulting, defined benefit and contribution programmes and cash management services.

Clients can choose asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programmes. Non-discretionary advisory programmes enable the client to maintain control over all account transactions, while clients with discretionary advisory programmes direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary programme, the client can give investment discretion to a qualified financial advisor, a team of Wealth Management Americas’ investment professionals or a third-party investment manager. Separately, Wealth Management Americas also offers mutual fund advisory programmes, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.

For clients who favour individual securities, Wealth Management Americas offers a broad range of equity and fixed income instruments. In addition, qualified clients may take advantage of structured products and alternative investment offerings to complement their portfolio strategies.

All of these solutions are supported by a dedicated capital markets group. This group partners with the Investment Bank and Global Asset Management in order to access the resources of the entire firm, as well as third-party investment banks and asset management firms.

Retail & Corporate

As the leading retail and corporate banking business in Switzerland, Retail & Corporate’s goal is to deliver comprehensive financial products and services to its retail, corporate and institutional clients, provide stable and substantial profits for the Group and create revenue opportunities for other businesses within the Group.

Business

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. It is among the leading players in the retail and corporate loan market in Switzerland, with a highly collateralised lending portfolio. This portfolio is managed conservatively, focusing on profitability and credit quality rather than market share.

The retail and corporate business constitutes a central building block of UBS Switzerland’s universal bank model, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which they can be transferred to the Wealth Management unit. Furthermore, Retail & Corporate leverages the cross-selling potential of products and services provided by the asset-gathering and investment banking businesses. In addition, Retail & Corporate manages a substantial part of the Group’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Strategy and clients

Retail & Corporate aspires to be the bank of choice for retail clients in Switzerland by delivering value-added services. Retail & Corporate serves one in three Swiss households. Its distribution network comprises around 300 branches, automated teller machines including self-service terminals, and customer service centers as well as state-of-the-art digital banking services. Technology is fundamentally transforming the way Retail & Corporate delivers its products and services. Retail & Corporate is therefore continuously expanding and enhancing its multi-channel offering and will continue to build on its long tradition as a leader and innovator in digital services to deliver superior client experience, capture market share and increase efficiency. Moreover, Retail & Corporate follows a life-cycle-based product approach to provide clients with tailored solutions to meet their particular needs in their different stages of life. With regard to execution, Retail & Corporate ensures a client-focused and efficient sales process.

Retail & Corporate’s size in Switzerland and the diversity of businesses it operates puts it in an advantageous position to serve all its clients’ complex financial needs in an integrated and efficient way. Retail & Corporate aims to be the main bank of corporate and institutional clients ranging from small and medium-sized enterprises to multinationals, and from pension funds and commodity traders to banks and insurers. Retail & Corporate strives to further expand and leverage its transaction banking capabilities (for example, payment and cash management services, custody solutions, trade and export finance). In addition, it plans to increase its presence and grow in the commodities trade finance business. Combining the universal bank approach with local market expertise across all Swiss regions enables Retail & Corporate to optimise its client service by providing access to all Group’s capabilities.

As the leading retail and corporate banking business in Switzerland, Retail & Corporate understands the importance of its role in supporting the needs of its clients. Retail & Corporate has successfully implemented structures and processes to simplify its service commitments across the business, including streamlining processes, reducing the administrative burden on client advisors and enhancing their long-term productivity without compromising the risk standards.

Continuous development, particularly of the client-facing staff, is a crucial element of Retail & Corporate’s strategy, as this is its key to ensuring superior client service. UBS is the only bank in Switzerland with a mandatory certification scheme for its client advisors acknowledged by an independent third party.

Organisational structure

Retail & Corporate is a core element of UBS Switzerland’s universal bank delivery model, which allows Retail & Corporate to extend the expertise of the entire bank to its Swiss retail, corporate and institutional clients. Switzerland is the only country where UBS operates in retail, corporate and institutional banking, wealth and asset management as well as investment banking.

To ensure consistent delivery throughout Switzerland, the Swiss network is organised into 10 geographical regions. Dedicated management teams in the regions and in the branches derived from all business areas are responsible for executing the universal bank model, fostering cross-divisional collaboration and ensuring that the public and clients have a uniform experience based on a single corporate image and shared standards of service.

Competitors

In the Swiss retail banking business, Retail & Corporate’s competitors are Raiffeisen, Credit Suisse, the cantonal banks, Postfinance, and other regional and local Swiss banks.

In the Swiss corporate and institutional business, Retail & Corporate’s main competitors are Credit Suisse, the cantonal banks and foreign banks in Switzerland.

Products and services

Retail & Corporate’s retail clients have access to a comprehensive life-cycle-based offering, comprising easy-to-understand products including cash accounts, payments, savings and retirement solutions, investment fund products, residential mortgages, a loyalty programme and advisory services. Retail & Corporate provides financing solutions to corporate clients, offering access to equity and debt capital markets, syndicated and structured credit, private placements, leasing and traditional financing. Transaction banking offers solutions for payments and cash management services, trade and export finance, receivable finance, as well as global custody solutions to institutional clients. Close collaboration with the Group’s client-centric Investment Bank is a key building block in the universal bank strategy that enables Retail & Corporate to offer capital market products, foreign exchange products, hedging strategies (currency, interest rates, and commodities) and trading (equities and fixed income, currencies and commodities), as well as to provide corporate finance advice in fields such as mid-market mergers and acquisitions, corporate succession planning and real estate. Retail & Corporate also caters to the asset management needs of institutional clients by offering portfolio management mandates, strategy execution and fund distribution.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers third-party institutional and wholesale clients and clients of the Group’s wealth management businesses a broad range of investment capabilities and styles across all major traditional and alternative asset classes.

Business

Global Asset Management’s investment capabilities encompass equities, fixed income, currency, hedge funds, real estate, infrastructure and private equity. Global Asset Management also enables clients to invest in a combination of different asset classes through multi-asset strategies. Its fund services unit is a global fund administration business. Global Asset Management is a leading fund house in Europe, the largest mutual fund manager in Switzerland and one of the leading fund of hedge funds and real estate investment managers in the world.

Strategy

Global Asset Management works closely with its clients in pursuit of their investment goals with long-term performance as its focus. It seeks to expand its strong third-party institutional business and grow third-party wholesale distribution. Global Asset Management also remains committed to delivering distinctive products and solutions to clients of the Group’s wealth management businesses.

Global Asset Management offers a broad range of investment capabilities and styles across all major traditional – including indexed – and alternative asset classes.

Over the past few years, it has significantly developed its indexed capabilities, including exchange-traded funds (ETF), to meet growing demand for these strategies from both institutional and individual investors. During 2013, it brought together its indexing capabilities under a unified business structure – structured beta and indexing – to fulfill the beta needs of clients across all asset classes.

Global Asset Management also continues to expand its successful alternatives platform, building on its established positions in real estate and fund of hedge funds. During 2013, it split the management of its former alternative and quantitative investments business line into its two constituent parts: O’Connor, the single-manager hedge funds business, and A&Q hedge fund solutions (A&Q), the multi-manager hedge funds business. This split provides clear and focused leadership to accelerate growth in each business. These two businesses continue to be reported together as O’Connor and A&Q.

Overall, Global Asset Management’s diversified business model has proven resilient to challenging market conditions, has put the business division in a good position to benefit from shifting market dynamics and has provided a solid foundation to capture industry growth opportunities.

Although the asset management industry has experienced a challenging period, the long-term outlook is positive. Three main drivers indicate asset inflows into the industry: (i) demographic shifts resulting in population aging in developed countries that will increase future savings requirements, (ii) governments are continuing to reduce support for pensions and benefits, leading to a greater need for private pension savings and (iii) emerging markets are becoming an ever more important asset pool.

Organisational structure

Global Asset Management is present in 24 countries, and has its principal offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich.

Significant recent acquisitions, joint ventures and business transfers

•	In December 2013, Global Asset Management announced the creation of UBS Grocon, a joint venture with Grocon, Australia’s largest private development and construction firm, to provide investment opportunities in Australian real estate.

•	In December 2012, Global Asset Management announced the sale of its book of Canadian domestic business to Fiera Capital Corporation. The transaction was completed in January 2013.

•	In January 2012, the firm’s Jersey fund services business was transferred to Global Asset Management from Wealth Management.

•	In October 2011, Global Asset Management completed the acquisition of the ING Investment Management Limited business in Australia. The aggregated acquisition costs of this acquisition, together with an acquisition in the equities business of the Investment Bank also completed in 2011, amounted to approximately CHF 54 million of which CHF 11 million related to goodwill, CHF 20 million to intangible assets, and CHF 23 million to other net assets. Intangible assets from both business acquisitions included customer relationships and beneficial contracts. The aggregated acquisition costs included cash payments of CHF 44 million and contingent consideration of CHF 10 million, including CHF 8 million in restricted UBS Shares. The acquired ING Investment Management Limited business initially operated as a subsidiary of UBS Global Asset Management (Australia) Ltd and, following the sale of parts of the business, was fully integrated during 2012.

Competitors

Global Asset Management’s competitors include global firms with wide-ranging capabilities and distribution channels, such as JP Morgan Asset Management, BlackRock, Goldman Sachs Asset Management, Morgan Stanley Investment Management, AllianceBernstein Investments and Schroders. Most of the other competitors are regional or local players or firms with a specific asset class focus.

Clients and markets

Global Asset Management serves third-party institutional and wholesale clients, and clients of the Group’s wealth management businesses. Third-party clients comprise institutional clients, such as corporate and public pension plans, governments and their central banks, and wholesale clients, such as financial intermediaries and distribution partners. UBS’s wealth management businesses constitute Global Asset Management’s largest client relationship.

Products and services

Global Asset Management offers its clients products and services in traditional investments, single- and multi-manager hedge funds, global real estate, infrastructure, private equity, and fund services. Offerings of each investment area can be delivered in the form of segregated, pooled and advisory mandates, as well as a broad range of registered investment funds, ETF and other investment vehicles in a wide variety of jurisdictions and across all major asset classes.

•	Equities offers a wide spectrum of active investment strategies with varying risk and return objectives. These strategies are delivered by distinct investment teams, each with dedicated research and portfolio construction resources. Teams are organised around regional capabilities and styles: global, US, Europe, Asia Pacific and emerging markets, and growth. Strategies include core, unconstrained, long / short, small cap, sector, thematic, and other specialised strategies.

•

Fixed income offers a diverse range of active global, regional and local market-based investment strategies. Its capabilities include single-sector strategies such as government and corporate bond portfolios, multi-

sector strategies such as core and core plus bond, and extended sector strategies such as high yield and emerging market debt. In addition to this suite of traditional fixed income offerings, the team also manages unconstrained fixed income, currency strategies and customised solutions.

•	Structured beta and indexing offers indexed, alternative beta and rules-based strategies across all major asset classes on a global and regional basis. Its capabilities include indexed equities, fixed income, commodities, real estate and alternatives with benchmarks ranging from mainstream to highly customised indices and rules-driven solutions. Products are offered in a variety of structures including ETF, pooled funds, structured funds and mandates.

•	Global investment solutions offers active asset allocation, currency, multi-manager, structured solutions, risk advisory and strategic investment advisory services. It manages a wide array of regional and global multi-asset investment strategies across the full investment universe and risk / return spectrum, structured portfolios, convertible bonds and absolute return strategies. Through its risk management and strategic investment advisory services, it supports clients in a wide range of investment-related functions.

•	O’Connor is a global, relative value-focused, single-manager hedge fund platform. It is dedicated to providing investors with strong absolute and risk-adjusted returns, differentiated from those available from long-only investment in traditional asset classes.

•	A&Q hedge fund solutions (A&Q) offers a full spectrum of multi-manager hedge fund solutions and advisory services including a wide range of strategies that provide professionally managed exposure to hedge fund investments with tailored risk and return profiles.

•	Global real estate actively manages real estate investments globally and regionally within Asia Pacific, Europe and the U.S. across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk / return spectrum. These are offered through open- and closed-end private funds, REITs, customised investment structures, multi-manager funds, individually managed accounts and real estate securities.

•	Infrastructure and private equity manages direct infrastructure investment and multi-manager infrastructure and private equity strategies for both institutional and private banking clients. Infrastructure asset management manages direct investments in core infrastructure assets globally. Alternative Funds Advisory (AFA) infrastructure and AFA private equity construct broadly diversified fund of funds portfolios across the infrastructure and private equity asset classes, respectively.

•	Fund services, the global fund administration business, offers a comprehensive range of flexible solutions, including fund set-up, reporting and accounting for traditional investment funds, managed accounts, hedge funds, real estate funds, private equity funds and other alternative structures.

Distribution

Global Asset Management capabilities and services are distributed through its regional business structure in the Americas, Asia Pacific, Europe and Switzerland. This enables clients to access the full resources of the global investment platforms and functions, while providing them at a local level with the investment management products and services they need. In addition, the dedicated global sovereign markets group delivers an integrated approach to ensure that sovereign institutions receive the focused advisory, investment and training solutions they require.

In Asia Pacific, Global Asset Management has expanded its business through strategic joint ventures. In addition to the abovementioned UBS Grocon joint venture, in Japan, Mitsubishi Corp. – UBS Realty, a real estate investment joint venture with Mitsubishi Corporation, has been in operation since 2001. In China, UBS SDIC Fund Management Co., a joint venture with SDIC Trust & Investment Co., is now in the top third of the onshore asset management market. In South Korea, UBS Hana Asset Management, a joint venture with Hana Bank, is among the top 10 domestic asset management firms.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services.

Business

In November 2011, the Group announced its intention to focus and simplify some aspects of its Investment Bank, to exit or significantly downsize several businesses. and to identify a portfolio of legacy assets and separate it from its core Investment Bank by transferring management responsibility to the Corporate Center. Subsequently, in October 2012, the Group announced a significant acceleration of the implementation of the strategy presented in November 2011. As part of this acceleration and since first quarter 2013, the Investment Bank is organised as two distinct but aligned business units:

•	Corporate Client Solutions includes all advisory and financing solutions businesses, origination, structuring and execution, including equity and debt capital markets in service of corporate, financial institution, sponsor clients and Wealth Management.

•	Investor Client Services includes execution, distribution and trading for institutional investors and provides support to Corporate Client Solutions and the Group’s wealth management businesses. It comprises the equities businesses, including cash, derivatives and financing services, cross-asset class research capabilities and its foreign exchange franchise, precious metals, rates and credit businesses. The Investor Client Services unit also provides distribution and risk management capabilities required to support all of the Investment Bank’s businesses.

Strategy

In the first quarter of 2013 the Investment Bank re-shaped its strategy and organisational model to capitalise on its traditional strengths in advisory, capital markets, equities and foreign exchange businesses, while re-focusing its rates and credit platform on areas that offer the most attractive opportunities. Following this, and consistent with the October 2012 announcement to significantly accelerate the implementation of the Group’s strategy, the Investment Bank exited products and services, predominantly in fixed income, which were capital- and balance sheet-intensive, exhibited higher operational complexity and were not required for serving the wealth management or Corporate Client Solutions clients. After transferring these non-core businesses and positions to be exited to the Corporate Center, the foreign exchange, rates and credit businesses were brought under one unit within Investor Client Services to leverage their combined client base, technology, risk and operational control management, as well as expertise in different areas.

The Investment Bank believes the strategic transformation of its business differentiates it by capitalising on its traditional strengths. The Investment Bank’s clients continue to benefit from its expertise, intellectual capital and global execution. Its client-centric business model makes it an ideal partner to the wealth management businesses, Retail & Corporate and Global Asset Management, and positions it to provide clients with an integrated, solutions-led approach, combined with deep market insight, intellectual capital and global coverage and execution.

The Corporate Client Solutions business unit is comprised of the advisory and capital markets businesses and financing solutions, which target industries and geographies that offer the best opportunities to meet the Group’s long-term strategy. The Investment Bank has a presence in all major financial markets, with coverage based on a comprehensive matrix of country, sector and product banking professionals.

Within the Investor Client Services business unit, the equities business continues to leverage its global distribution platform and product expertise while seeking further operational efficiencies. Foreign exchange and precious metals businesses, underpinned by a world-class platform, continue to be a cornerstone of its services. Consistent with the Group’s strategy, the Investment Bank’s rates and credit platform is focused on client flow and solutions businesses. It serves the capital markets business through an intermediation model, much like in the equities and foreign exchange platforms.

To ensure the successful execution of the strategy, the Investment Bank will continue to invest in technology and selectively recruit talent in key areas across the business. Furthermore, it will remain focused on its ongoing cost reduction programmes and on strengthening the operational risk framework. In 2013, the Investment Bank made a number of key strategic hires to strengthen its leadership team further and enhance its ability to execute its strategy in 2014 and beyond. The Investment Bank continued to optimise internal efficiencies through the implementation of a targeted technology plan, which is based on a long-term portfolio approach across businesses aimed at enhancing the effectiveness of the platform for clients. These structural changes are expected to contribute to the Group-wide effort to increase efficiency. In addition, and on a selective basis, the Investment Bank will continue to undertake specific initiatives to simplify its production processes, achieve leaner front-to-back processes, and operate with a reduced real-estate footprint.

To support the goal of earning attractive returns on allocated capital resources, the Investment Bank operates within a tightly controlled matrix of balance sheet, risk-weighted assets, leverage ratio denominator and other risk metrics (e.g. value-at-risk and liquidity adjusted stress). Consistent with this, it assesses both the Investor Client Services and Corporate Client Solutions business units based on the returns they generate.

Organisational structure

The Investment Bank operates through branches and subsidiaries of UBS. Securities activities in the U.S. are conducted through UBS Securities LLC, a registered broker-dealer.

Significant recent acquisitions

In February 2013, after receiving the required regulatory approvals from the Brazilian government, UBS finalised its acquisition of Link Investimentos, a Brazilian financial services firm. UBS had entered into the agreement to acquire Link Investimentos in 2010. The acquisition demonstrates the Group’s commitment to the emerging markets and allows the Group to provide wealth management and investment banking services to private and institutional clients in Brazil, one of the world’s fastest growing economies. The acquisition cost was CHF 90 million, of which CHF 55 million related to goodwill, CHF 21 million to intangible assets, primarily related to customer relationships, and CHF 14 million to other net assets. The acquisition costs included a cash payment of CHF 35 million and deferred consideration of CHF 55 million.

In 2011, the Group completed acquisitions in Global Asset Management and in the equities business of the Investment Bank. The aggregated acquisition costs of these two acquisitions amounted to approximately CHF 54 million, of which CHF 11 million related to goodwill, CHF 20 million to intangible assets, and CHF 23 million to other net assets. Intangible assets from both business acquisitions included customer relationships and beneficial contracts. The aggregated acquisition costs included cash payments of CHF 44 million and contingent consideration of CHF 10 million, including CHF 8 million in restricted UBS Shares.

Competitors

The Investment Bank’s strategy and scope is unique, but other competing firms are active in many of the businesses and markets in which it still participates. For the leading equities, foreign exchange and corporate advisory businesses, the main competitors remain the major global investment banks, including Bank of America Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

Products and services

Corporate Client Solutions: This includes client coverage, advisory, debt and equity capital market solutions and financing solutions for corporate, financial institution and sponsor clients. Corporate Client Solutions works closely with Investor Client Services in the distribution and risk management of capital markets products and financing solutions. With a presence in all major financial markets, it is managed by region and is organised on a matrix of country, industry sector and product banking professionals. Its main business lines are as follows:

•	Advisory provides bespoke solutions to clients’ most complex strategic problems. This includes mergers and acquisitions advice and execution, as well as refinancing, spin-offs, exchange offers, leveraged buyouts, joint ventures, takeover defense, corporate broking and other advisory services.

•	Equity capital markets offers equity capital-raising services, as well as related derivative products and risk management solutions. Its services include managing initial public offerings, follow-ons including rights issues and block trades, equity-linked transactions and other strategic equities solutions.

•	Debt capital markets helps corporate and financial institution clients in raising debt capital including investment grade and emerging market bonds, high-yield bonds, subordinated debt and hybrid capital. It also provides leveraged capital services, which include event-driven (acquisition, leveraged buy-out) loans, bonds and mezzanine financing. All debt products are provided alongside risk management solutions, including derivatives in close collaboration with the Investment Bank’s foreign exchange, rates and credit businesses.

•	Financing solutions serves corporate and investor clients across the globe by providing customised solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations.

•	Risk management includes corporate lending and associated hedging activities.

•	Investor Client Services includes the Investment Bank’s equities business and the foreign exchange, rates and credit business, and provides a comprehensive distribution platform with enhanced cross-asset delivery as well as specialist skills to corporate, institutional and wealth management clients.

Equities

The Investment Bank is one of the world’s largest equities houses and a leading participant in the primary and secondary markets for cash equities and equity derivatives. It provides a full front-to-back product suite globally, including financing, execution, clearing and custody services. The franchise employs a client-centric approach to serve hedge funds, asset managers, wealth management advisors, financial institutions and sponsors, pension funds, sovereign wealth funds and corporations globally. It distributes, structures, executes, finances and clears cash equity and equity derivative products. The research franchise provides in-depth investment analysis on companies, sectors, regions, macroeconomic trends, public policy and asset-allocation strategies. The main business lines of the equities unit are as follows:

•	Cash provides clients with liquidity, investment advisory, trade execution and consultancy services, together with comprehensive access to primary and secondary markets, corporate management and subject matter experts. It offers full-service trade execution for single stocks and portfolios, including capital commitment, block trading, small cap execution and commission management services. In addition, it provides clients with a full suite of advanced electronic trading products, direct market access to over 150 venues worldwide, including low-latency execution, innovative algorithms and pre-, post- and real-time analytical tools. The broker and intermediary services franchise offers execution and price improvement to retail wholesalers.

•	Derivatives provides a full range of flow and structured products, convertible bonds and strategic equity solutions with global access to primary and secondary markets. It enables clients to manage risk and meet funding requirements through a wide range of listed, over-the-counter, securitised and fund-wrapped products. It creates and distributes structured products and notes for institutional and retail investors with investment returns linked to companies, sectors and indices across multiple asset classes, including commodities.

•	Financing services provides a fully integrated platform for the hedge fund clients, including prime brokerage, capital introduction, clearing and custody, synthetic financing and securities lending. In addition, it executes and clears exchange-traded derivatives across equities, fixed income and commodities in more than 60 markets globally.

Foreign exchange, rates and credit

This unit consists of the Investment Bank’s leading foreign exchange franchise and market-leading precious metals business, as well as its repositioned rates and credit businesses. These businesses support the execution, distribution and risk management related to corporate and institutional client businesses, and also meet the needs of private wealth management clients via targeted intermediaries. The main business lines are as follows:

•	Foreign exchange provides a full range of G10 and emerging markets currency and precious metals services globally. The Investment Bank is a leading foreign exchange market-maker in the professional spot, forwards and options markets. It provides clients worldwide with first-class execution facilities (voice, electronic, algorithmic) coupled with premier advisory and structuring capabilities when tailored solutions best fit its clients’ positioning, hedging or liquidity management. Its presence in physical and non-physical precious metals markets has endured for almost a century. Its award-winning teams provide quality, security and competitive pricing supported by a client-centric, one-stop-shop approach that offers trading, investing and hedging across the spectrum of gold-, silver-, platinum- and palladium-related offerings.

•	Rates and credit encompasses sales and trading in a selected number of credit and rates products, such as standardised rates-driven products, interest rate swaps, medium-term notes, government and corporate bonds as well as bank notes and bespoke solutions for clients. Its offering includes market-making capabilities in areas required to support its businesses in foreign exchange and equities, as well as its corporate and investor client base.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions enables the firm to operate cohesively and effectively by providing and managing support and control functions to the Group and business divisions. Corporate Center – Non-core and Legacy Portfolio manages the exit and wind-down of the non-core businesses and legacy positions previously part of the Investment Bank.

Objectives

Corporate Center – Core Functions provides Group-wide control functions, including finance, risk control (including compliance) and legal, and shared services functions. The shared services and other central functions comprise information technology, operations, human resources, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, physical security as well as information security, offshoring and treasury services such as funding, balance sheet and capital management.

Corporate Center – Core Functions allocates the majority of its treasury income, operating expenses and personnel associated with control and shared services functions to the businesses for which the respective services are performed. To further enhance cost discipline and strengthen the efforts to reduce its underlying cost base, starting in 2014 the Group has refined the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Under this refinement, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services to be performed. Corporate Center – Core Functions is responsible for any differences between actual costs and the pre-agreed amounts.

Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions previously originated in the Investment Bank. It also included the option to acquire the equity of the SNB StabFund, which UBS exercised during the fourth quarter of 2013. The majority of Legacy Portfolio positions are relatively concentrated and illiquid.

Beginning in the first quarter of 2013, the non-core businesses formerly in the Investment Bank were transferred to Corporate Center – Non-core, and they are now managed and reported in that unit. These positions are capital- and balance sheet-intensive or are in areas with high operational complexity and long tail risks. Non-core consists of a large number of positions previously originated mainly within the Investment Bank’s rates and credit businesses. The majority of Non-core positions consist of OTC derivatives reported as replacement values on the Group’s balance sheet.

Corporate Center – Non-core and Legacy Portfolio is overseen by a committee consisting of the Group Chief Executive Officer, the Group Chief Financial Officer and the Group Chief Risk Officer. Its businesses and positions are being managed and exited over time with the objective of maximising shareholder value, in line with the Group’s strategic plan.

The Group established clear priorities for regions, counterparties and product lines and has developed detailed wind-down plans with the objective of achieving capital benefits at optimised cost. Corporate Center – Non-core and Legacy Portfolio works closely with sales managers and bankers in the Investment Bank as well as with trading market contacts in attempting to execute the most appropriate strategy for each situation, and has built strong management information systems to track the progress of risk-weighted assets (RWA) and leverage ratio denominator reductions and exit costs.

The wind-down and exit strategies include negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties and portfolio sales.

Structure of Corporate Center – Core Functions

The Group Chief Financial Officer (Group CFO) is responsible for ensuring transparency in, and the assessment of, the financial performance of the Group and business divisions and for the Group’s financial reporting, forecasting, planning and controlling processes. He also provides advice on financial aspects of strategic projects and transactions. The Group CFO has management responsibility over divisional and Group financial control functions. The Group CFO is responsible for management and control of the Group’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk and UBS’s regulatory capital ratios. After consultation with the Audit Committee of the Board of Directors (BoD), the Group CFO makes proposals to the BoD regarding the standards for accounting adopted by UBS and defines the standards for financial reporting and disclosure. Together with the Group Chief Executive Officer (Group CEO), the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act of 2002, and, in coordination with the Group CEO, manages relations with analysts and investors. Effective January 2014, the Corporate Development function, previously within the Group Chief Operating Officer area, is part of the Group CFO area.

In 2012, the Group-wide shared services functions in the Corporate Center – Core Functions were extended by the integration of all Group-wide operations under the leadership of the Group Chief Operating Officer (Group COO). The Group COO manages the shared services functions of the Group, which until 2013 included the management and control of Group-wide operations, information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, and offshoring. In addition, the Group COO supports the Group CEO in developing the Group’s strategy and addressing regulatory and strategic issues. Effective January 2014, the Group COO area consists of Group Technology, Group Operations, Group Corporate Services and the Group’s Industrialisation programme. Group Human Resources, Communications & Branding and Group Regulatory Relations & Strategic Initiatives report directly to the Group CEO. Corporate Development is integrated in the Group CFO area.

The Group Chief Risk Officer (Group CRO) develops and implements principles and appropriate independent control frameworks for credit, market, country and operational risks within the Group. In particular, the Group CRO formulates and implements the frameworks for risk capacity and appetite, risk measurement, portfolio controls and risk reporting, and has management responsibility over the divisional and Group risk control functions. He implements the risk control mechanisms as determined by the BoD, the BoD Risk Committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and certain provisions in accordance with the delegated risk control authorities, and monitors and challenges the firm’s risk-taking activities. In January 2014, the compliance and operational risk organisations were brought together to form a single function focused on the control of the Group’s regulatory, conduct and operational risks across all business divisions. This integrated unit reports to the Group CRO. Also effective January 2014, the Group Security Services function became part of the Group CRO area.

The Group General Counsel (Group GC) is responsible for legal matters, policies and processes, and for managing the legal function of the Group. The Group GC is responsible for reporting legal risks and material litigation, and for managing litigation, internal, special and regulatory investigations. The Group GC assumes responsibility for legal oversight in respect of the Group’s key regulatory interactions and for maintaining relationships with the key regulators with respect to legal matters. Until the end of 2013, the Group GC was also responsible for compliance matters and for managing the compliance organisation. Effective January 2014, the compliance organisation is integrated into the Group CRO area.

Section H: Total Group Revenues by Category of Activity and Geographic Market

Segment reporting for the six months ended 30 June 2014

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio
For the six months ended 30 June 2014
Net interest income	1,013	454	1,063	(8)	404	(172)	59	2,814
Non-interest income	2,849	2,876	803	924	4,075	246	(195)	11,577

Income(1)	3,862	3,330	1,866	916	4,479	74	(136)	14,391
Credit loss (expense)/recovery	3	15	4	0	(6)	0	(2)	14
Total operating income	3,865	3,345	1,870	916	4,474	74	(138)	14,405

Personnel expenses	1,671	2,285	695	417	2,333	217	192	7,809
General and administrative expenses	1,088	518	426	255	1,002	3	257	3,550
Services (to)/from other business divisions	30	4	(58)	(8)	(4)	1	35	0
Depreciation and impairment of property and equipment	99	61	68	20	132	2	13	396
Amortisation and impairment of intangible assets	3	23	0	4	6	2	1	39
Total operating expenses(2)	2,891	2,892	1,130	688	3,469	225	499	11,794
Operating profit/(loss) before tax	974	453	740	228	1,004	(151)	(637)	2,611
Tax expense/(benefit)								652
Net profit/(loss)								1,958

As of 30 June 2014
Total assets	118,704	47,383	142,660	14,199	244,807	230,995	183,856	982,605

For the six months ended 30 June 2013(3)
Net interest income	1,031	424	1,072	(13)	258	(124)[4]	41 [4]	2,689
Non-interest income	2,847	2,836	798	1,019	4,772	(322)[4]	543 [4]	12,493
Income(1)	3,877	3,260	1,870	1,006	5,030	(445)	584	15,182
Credit loss (expense)/recovery	(11)	0	(3)	0	3	0	(6)	(18)
Total operating income	3,866	3,260	1,867	1,006	5,033	(445)	577	15,164
Personnel expenses	1,704	2,297	746	450	2,246	218	295	7,955
General and administrative expenses	807	444	401	208	902	146	1,390	4,298
Services (to)/from other business divisions	40	8	(73)	(7)	6	1	26	0
Depreciation and impairment of property and equipment	91	59	70	23	122	1	38	404
Amortisation and impairment of intangible assets	3	25	0	4	6	0	1	40

Total operating expenses(2)	2,646	2,833	1,143	679	3,281	365	1,750	12,697
Operating profit/(loss) before tax	1,221	427	724	328	1,752	(811)	(1,173)	2,467
Tax expense/(benefit)								583
Net profit/(loss)								1,884

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374

(1)	Refer to Note 10 to the consolidated financial statements (Fair value measurement) of the UBS 2013 Form 20-F for more information on own credit in Corporate Center – Core Functions.
(2)	Refer to Note 16 to the consolidated financial statements (Changes in organisation) of the UBS 2013 Form 20-F for information on restructuring charges.
(3)	Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organisational changes.
(4)	In the second quarter of 2014, net interest income and non-interest income figures for the six months ended 30 June 2013 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 186 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 186 million with a corresponding decrease in non-interest income.

Segment reporting(1) for the year ended 31 December 2013

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions(2)	Non-core and Legacy Portfolio
For the year ended 31 December 2013
Net interest income	2,061	936	2,144	(20)	886	(31)	(191)	5,786
Non-interest income	5,512	5,629	1,630	1,954	7,712	(976)	535	21,997

Income(3),(4),(5)	7,573	6,565	3,774	1,935	8,599	(1,007)	344	27,782
Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3	(50)

Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
Personnel expenses	3,371	4,574	1,442	873	3,984	424	515	15,182
General and administrative expenses	1,650	924	875	448	2,040	422	2,022	8,380
Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65	0
Depreciation and impairment of property and equipment	190	121	143	47	260	0	55	816
Amortisation and impairment of intangible assets(6)	8	49	0	8	14	0	3	83

Total operating expenses(7)	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272
Tax expense/(benefit)								(110)
Net profit/(loss)								3,381

Additional Information
Total assets(8)	109,758	45,491	141,369	14,223	241,103	247,407	210,508	1,009,860
Additions to non-current assets	5	1	17	1	81	1,236	0	1,341

(1)	Refer to Note 1b to the consolidated financial statements (Changes in accounting policies, comparability and other adjustments) of the UBS 2013 Form 20-F for information on changes to reporting segments.
(2)	Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.
(3)	Impairments of financial investments available-for-sale for the year ended 31 December 2013 were as follows: Wealth Management CHF 10 million, Global Asset Management CHF 3 million, Investment Bank CHF 20 million, Corporate Center – Non-core and Legacy Portfolio CHF 8 million.
(4)	The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.
(5)	Refer to Note 24 to the consolidated financial statements (Fair value measurement) of the UBS 2013 Form 20-F for more information on own credit in Corporate Center – Core Functions.
(6)	Refer to Note 17 to the consolidated financial statements (Goodwill and intangible assets) of the UBS 2013 Form 20-F for more information on goodwill and other intangible assets by segment.
(7)	Refer to Note 32 to the consolidated financial statements (Changes in organisation) of the UBS 2013 Form 20-F for information on restructuring charges.
(8)	The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

Segment reporting(1) for the year ended 31 December 2012

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions(2)	Non-core and Legacy Portfolio
For the year ended 31 December 2012
Net interest income	1,951	792	2,186	(21)	834	47	189	5,978
Non-interest income	5,089	5,099	1,569	1,904	6,310	(1,737)	1,327	19,563
Income(3),(4),(5)	7,040	5,891	3,756	1,883	7,144	(1,689)	1,516	25,541
Credit loss (expense)/recovery	1	(14)	(27)	0	0	0	(78)	(118)

Total operating income	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423

Personnel expenses	2,865	4,252	1,287	885	4,539	282	628	14,737
General and administrative expenses	1,360	893	857	395	2,312	1,696	1,141	8,653
Services (to)/from other business divisions	243	(15)	(370)	(10)	(202)	21	335	0
Depreciation and impairment of property and equipment	159	100	128	37	214	9	41	689
Impairment of goodwill(7)	0	0	0	0	0	0	3,030	3,030
Amortisation and impairment of intangible assets(7)	7	51	0	8	13	0	28	106

Total operating expenses(8)	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216

Operating profit/(loss) before tax	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)
Tax expense/(benefit)								461
Net profit/(loss)								(2,255)

Additional Information
Total assets(9)	104,620	43,948	145,320	12,916	261,511	262,857	428,625	1,259,797
Additions to non-current assets	4	1	45	12	62	1,032	0	1,158

(1)	Refer to Note 1b to the consolidated financial statements (Changes in accounting policies, comparability and other adjustments) of the UBS 2013 Form 20-F for information on the adoption of IFRS 10 and changes to reporting segments.
(2)	Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.
(3)	Impairments of financial investments available-for-sale for the year ended 31 December 2012 were as follows: Global Asset Management CHF 4 million, Investment Bank CHF 12 million, Corporate Center – Core Functions CHF 2 million, Corporate Center – Non-core and Legacy Portfolio CHF 67 million.
(4)	The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.
(5)	Refer to Note 24 to the consolidated financial statements (Fair value measurement) of the UBS 2013 Form 20-F for more information on own credit in Corporate Center – Core Functions.
(6)	Includes charges of approximately CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Refer to Note 22 to the consolidated financial statements (Provisions and contingent liabilities) of the UBS 2013 Form 20-F for more information.
(7)	Refer to Note 17 to the consolidated financial statements (Goodwill and intangible assets) of the UBS 2013 Form 20-F for more information.
(8)	Refer to Note 32 to the consolidated financial statements (Changes in organisation) of the UBS 2013 Form 20-F for information on restructuring charges.
(9)	The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

Segment reporting(1) for the year ended 31 December 2011

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions(2)	Non-core and Legacy Portfolio
For the year ended 31 December 2011
Net interest income	1,968	729	2,328	(15)	974	208	634	6,826
Non-interest income	5,666	4,490	1,858	1,817	5,838	1,724	(347)	21,046
Income(3),(4),(5)	7,634	5,219	4,186	1,803	6,813	1,932	286	27,872
Credit loss (expense)/recovery	11	(6)	(101)	0	(10)	(1)	22	(84)

Total operating income	7,645	5,213	4,085	1,803	6,802	1,931	309	27,788

Personnel expenses	3,300	3,830	1,702	954	5,026	116	706	15,634
General and administrative expenses	1,192	783	834	375	2,129	161	486	5,959
Services (to)/from other business divisions	318	(9)	(470)	(1)	(358)	19	503	0
Depreciation and impairment of property and equipment	165	99	136	38	208	73	43	761
Amortisation and impairment of intangible assets(6)	37	48	0	8	15	0	19	127

Total operating expenses(7)	5,012	4,750	2,201	1,373	7,019	369	1,756	22,482

Operating profit/(loss) before tax	2,633	463	1,884	430	(217)	1,562	(1,448)	5,307
Tax expense/(benefit)								901
Net profit/(loss)								4,406

Additional Information
Total assets(8)	100,352	42,159	147,117	15,239	403,512	183,761	524,823	1,416,962
Additions to non-current assets	5	25	22	18	90	1,013	19	1,192

(1)	Refer to Note 1b to the consolidated financial statements (Changes in accounting policies, comparability and other adjustments) of the UBS 2013 Form 20-F for information on changes to reporting segments.
(2)	Certain cost allocations to the business divisions and Corporate Center Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.
(3)	Impairments of financial investments available-for-sale for the year ended 31 December 2011 were as follows: Wealth Management CHF 28 million, Corporate Center – Non-core and Legacy Portfolio CHF 12 million.
(4)	The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.
(5)	Refer to Note 24 to the consolidated financial statements (Fair value measurement) of the UBS 2013 Form 20-F for more information on own credit in Corporate Center – Core Functions.
(6)	Refer to Note 17 to the consolidated financial statements (Goodwill and intangible assets) of the UBS 2013 Form 20-F for more information on goodwill and other intangible assets by segment.
(7)	Refer to Note 32 to the consolidated financial statements (Changes in organisation) of the UBS 2013 Form 20-F for information on restructuring charges.
(8)	The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

Regional and business division performance

The numbers provided below are not comparable to the disclosed financial statements of the Group’s main local subsidiaries. They represent a functional view, a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded.

Regional and business division performance(1)

CHF billion		Americas		Asia Pacific		EMEA(2)		Switzerland		Corporate Center and global(3)		Total
		1Q14	2Q14	1Q14	2Q14	1Q14	2Q14	1Q14	2Q14	1Q14	2Q14	1Q14	2Q14
Operating income	WM	0.1	0.1	0.5	0.4	1.0	1.0	0.4	0.4	0.0	0.0	1.9	1.9
	WMA	1.7	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7	1.7
	R&C	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.9	0.0	0.0	0.9	0.9
	Global AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.5	0.5
	Investment Bank	0.7	0.7	0.6	0.6	0.6	0.7	0.3	0.3	(0.0)	0.0	2.2	2.3
	Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0 1	(0.1)	0.1	(0.1)

	Group	2.6	2.6	1.1	1.2	1.7	1.7	1.7	1.7	0.1	(0.1)	7.3	7.1

Operating expenses	WM	0.1	0.1	0.3	0.3	0.7	0.9	0.2	0.2	0.0	0.0	1.3	1.6
	WMA	1.4	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4	1.5
	R&C	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.6	0.0	0.0	0.5	0.6
	Global AM	0.1	0.1	0.0	0.0	0.1	0.1	0.l	0.1	0.0	0.0	0.3	0.4
	Investment Bank	0.5	0.5	0 4	0.5	0.5	0.5	0.2	0.2	0.1	0.0	1.8	1.7
	Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2	0.5	0.2

	Group	2.2	2.2	0.8	0.8	1.3	1.5	1.0	1-1	0.6	0.3	5.9	5.9

Profit before tax	WM	0.0	0.0	0.2	0.1	0.3	0.1	0.2	0.1	0.0	0.0	0.6	0.4
	WMA	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
	R&C	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.4	0.4
	Global AM	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	(0.0)	(0.0)	0.1	0.1
	Investment Bank	0.2	0.1	0.2	0.2	0.1	0.2	0.1	0.1	(0.2)	(0.0)	0.4	0.6
	Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.4)	(0.4)	(0.4)	(0.4)

	Group	0.5	0.4	0.4	0.3	0.4	0.3	0.7	0.6	(0.6)	(0.4)	1.4	1.2

(1)	Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded;
(2)	Europe, Middle East, and Africa excluding Switzerland;
(3)	Refers to items managed globally

Regional and business division performance(1) – FY13

CHF billion		EMEA(2)	Switzerland	Americas	Asia Pacific	Corporate Center and global(3)	Total
Operating income	WM	3.9	1.5	0.4	1.7	0.1	7.6
	WMA	0.0	0.0	6.5	0.0	0.0	6.5
	Investment Bank	2.2	1.1	2.5	2.6	0.2	8.6
	Global AM	0.4	0.5	0.7	0.3	0.0	1.9
	R&C	0.0	3.8	0.0	0.0	0.0	3.8
	Corporate Center	0.0	0.0	0.0	0.0	(0.7)	(0.7)

	Group	6.6	6.8	10.2	4.5	(0.4)	27.7

Operating expenses	WM	2.9	0.8	0.4	1.2	0.0	5.3
	WMA	0.0	0.0	5.7	0.0	0.0	5.7
	Investment Bank	1.8	0.7	2.0	1.6	0.3	6.3
	Global AM	0.4	0 3	0.5	0.2	0.0	1.4
	R&C	0.0	2.3	0.0	0.0	0.0	2.3
	Corporate Center	0.0	0.0	0.0	0.0	3.5	3.5

	Group	5.0	4.1	8.5	3.0	3.8	24.5

Profit before tax	WM	1.1	0.6	0.1	0.5	0.0	2.2
	WMA	0.0	0.0	0.9	0.0	0.0	0.9
	Investment Bank	0.4	0.4	0.6	1.0	(0.1)	2.3
	Global AM	0.0	0.2	0.2	0.1	0.0	0.6
	R&C	0.0	1.5	0.0	0.0	0.0	1.5
	Corporate Center	0.0	0.0	0.0	0.0	(4.2)	(4.2)

	Group	1.5	2.7	1.7	1.5	(4.2)	3.3

(1)	Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded;
(2)	Europe, Middle East, and Africa excluding Switzerland;
(3)	Refers to items managed globally

Segment reporting by geographic location

The geographic analysis of operating income and non-current assets is based on the location of the entity in which the transactions and assets are recorded. This geographical information does not reflect the way the Group is managed. The segments of the Group are managed globally with a focus on cross-divisional collaboration and the interest of the Group’s clients to yield the maximum possible profitability by product line for the Group. The geographic analysis of operating income and non-current assets is provided in order to comply with IFRS.

For the year ended 31 December 2013

	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,319	34	6,072	46
of which: USA	9,002	32	5,637	43
Asia Pacific	4,313	16	353	3
Europe, Middle East and Africa	3,373	12	1,455	11
of which: United Kingdom	2,189	8	628	5
of which: Rest of Europe	1,121	4	821	6
of which: Middle East and Africa	63	0	6	0
Switzerland	10,728	39	5,261	40

Total	27,732	100	13,141	100

For the year ended 31 December 2012

	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,678	38	6,171	46
of which: USA	9,214	36	5,752	43
Asia Pacific	3,094	12	367	3
Europe, Middle East and Africa	1,609	6	1,494	11
of which: United Kingdom	118	0	647	5
of which: Rest of Europe	1,426	6	840	6
of which: Middle East and Africa	66	0	7	0
Switzerland	11,041	43	5,292	40

Total	25,423	100	13,324	100

For the year ended 31 December 2011

	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,491	34	9,038	56
of which: USA	9,324	34	8,617	53
Asia Pacific	3,689	13	407	3
Europe, Middle East and Africa	3,115	11	1,687	10
of which: United Kingdom	1,385	5	653	4
of which: Rest of Europe	1,638	6	1,026	6
of which: Middle East and Africa	92	0	8	0
Switzerland	11,494	41	5,045	31

Total	27,788	100	16,177	100

Organisational Structure

As of the date of this Prospectus, UBS is the parent company of the Group. Neither the business divisions nor the Corporate Center are separate legal entities. Currently, they primarily operate out of UBS, through its branches worldwide. Businesses also operate through local subsidiaries where necessary or desirable.

If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Below is the simplified organisational structure of the Group immediately following successful completion of the exchange offer:

The Group’s significant subsidiaries as of 31 December 2013 are set out in the UBS 2013 Form 20-F, on pages 481 to 487 (inclusive), which is incorporated herein by reference.

PART II: THE TRANSACTION

Background of the Exchange Offer

Background

Upon consummation of the exchange offer, UBS Group will become the non-operating ultimate parent company of the Group, and UBS, the primary bank of the Group and the current ultimate parent company, will become a subsidiary of UBS Group.

This revised corporate structure is intended to further the Group’s strategic objectives in light of the current regulatory and market environment. It is part of the series of measures that the Group has undertaken to substantially improve the resolvability of the Group, provide strategic flexibility and enhance transparency and accountability of the business divisions. The Group expects that the structure will help address Swiss “too-big-to-fail” requirements, and that it will enable the Group to qualify for a capital rebate pursuant to these requirements. As outlined below, this structure is the product of many months of review and consideration about how best to address the regulatory requirements applicable to the Group.

The review process, in which all members of the GEB participated, was conducted under the leadership of Mr. Sergio Ermotti, the Group CEO, during the period prior to 17 April 2013, Mr. Ulrich Körner, the then-Group Chief Operating Officer, for the remainder of 2013 and again Mr. Ermotti in 2014 upon Mr. Körner’s designation as CEO Global Asset Management in January 2014. Additional members of the GEB who attended the meetings of the steering committee included Messrs. Tom Naratil, Markus Diethelm, Philip Lofts, Lukas Gähwiler, Andrea Orcel, Jürg Zeltner and Bob McCann (not all of these GEB members attended each meeting of the steering committee). The GEB members were supported by a wide range of additional members of the steering committee drawn from senior and mid-level management as and when needed.

In April 2010, an expert commission appointed by the Swiss Federal Council to study the “too big to fail” issue in the Swiss financial sector published a preliminary report of its findings. This was followed by a final report published in October 2010. The report of the expert commission identified the two largest Swiss banks, including the Group, as presenting systemic risk to Switzerland and recommended a series of measures to reduce the systemic risk presented by large banks and to facilitate resolution of a systemically relevant bank in the event that it failed. These recommendations included new capital standards comprising a core capital requirement, a buffer requirement and a further progressive buffer requirement for systemically relevant banks, liquidity requirements, establishment by the banks of “emergency plans” designed to preserve systemically relevant functions of a bank in the event of its failure, and the orderly resolution of the remainder of the bank. The expert commission considered but did not recommend mandatory legal structure reform or activity prohibitions. It did recommend that a bank which took measures beyond the minimum requirements to reduce its resolvability risk should be eligible for a rebate on the progressive buffer capital requirement.

The GEB considered the preliminary and final reports of the expert commission and parallel efforts being conducted by the Basel Committee and other international bodies, including the United States and the U.K., at three meetings during 2010. During these meetings, the GEB received an overview of the overall challenges that changes in the regulatory framework would present, possible solutions and potential alternative structures for UBS.

In September 2011, the Swiss parliament passed amendments to the Banking Act designed to resolve the “too-big-to-fail” issue, which entered into force on 1 March 2012, along the lines of the recommendations of the expert commission.

On 28 March 2012, the GEB met to engage in preliminary discussions concerning potential changes to UBS’s operating structure to respond to Swiss capital and resolvability requirements as well as emerging regulatory requirements in other countries in which the Group operates. At this meeting, the GEB discussed the ways in which the implementation of a holding company structure, potentially including the separation of certain divisions into a separate subsidiary, could address regulatory requirements and provide strategic flexibility for the Group. The Group also discussed the possible enhancement to transparency and accountability of the business divisions that could result from the implementation of a holding company structure and subsequently aligning business divisions with legal entities. While this was one factor considered by the GEB in the early stages, the other factors listed above, in particular developing resolvability and capital requirements, assumed greater importance over time. The discussions of the GEB included analysis of alternative methods of achieving a holding company structure and legal steps and possible timelines to implement a holding company structure. In addition, the GEB discussed timing and structural matters that UBS would review with regulators as part of the assessment of a potential holding company implementation. The GEB authorised the project team to consider in more detail the blueprint for a holding company structure and the organisation of businesses below the holding company and began the selection process to engage outside financial and legal advisers.

At this meeting, the GEB established a steering committee, which consists of several members of both the GEB and senior management. The steering committee has direct supervision over the project team and is responsible for the day-to-day management of the project team and the various project work streams. The steering committee works with the project team and external advisers to consider various strategic alternatives and develop recommendations for the board of directors and the GEB. The steering committee was instructed to provide the board of directors and the GEB with regular updates related to the potential transactions and changes in legal structure.

On 15 May 2012, the GEB reviewed the project team’s progress with respect to analysis of implementation of a holding company structure and reviewed the additional steps that the team would need to take in order to present a detailed outline of structural alternatives to the GEB and the board of directors in the next several weeks. The project team noted that UBS had engaged Deloitte LLP, Sullivan & Cromwell LLP and Bär & Karrer AG as its external advisers. The project team discussed various structuring alternatives with the GEB and received input from the GEB on its recommendations. The GEB instructed the project team to continue developing a detailed outline of potential structural changes, including a holding company structure and specific issues that required discussion with the FINMA for presentation to the board of directors.

The project team met with the board of directors to present its analysis and recommendation on 20 June 2012. At this meeting, the project team discussed in detail with the board of directors the reasons for considering implementation of structural changes including a potential holding company structure and also presented the board of directors with strategic alternatives. The project team explained its recommendation to the board of directors that a holding company structure could enable UBS to address current and anticipated regulatory requirements relating to such matters as resilience and resolvability through increased capital and funding and liquidity standards, increased self-sufficiency of legal entities in different jurisdictions (subsidiarisation), and greater separation of retail activities from wholesale and investment activities. The project team considered a number of disadvantages and risks arising from subsidiarisation, including the following:

•	Moving operations to subsidiaries and increasing the self-sufficiency of subsidiaries would require significantly increased capitalisation of the subsidiaries that could result in higher overall capital requirements the Group compared to conducting business in the parent bank. In addition, Swiss capital regulation places a significant charge on capital invested by a bank in subsidiaries.

•	Transferring business areas to subsidiaries would create the potential need to duplicate operational and control infrastructure and personnel across an increased number of operational subsidiaries, including additional requirements to document, control and reconcile a likely increase in intragroup transactions as services currently provided by UBS are moved to different legal entities.

•	Clients that currently deal primarily with UBS potentially would in the future have client relationships with multiple UBS entities, which in turn would require additional client agreements and other documentation, and would require clients to assess the credit and other capabilities of multiple entities within the group.

•	The possibility that the Group would not be able to maintain an efficient central funding and treasury model and would be required to fund at the subsidiary level with a potential increase in cost and loss of flexibility in utilisation of funding.

•	The possibility that transfer of operations to subsidiaries and changes in legal structure could result in a higher overall effective tax rate for the group or reduced ability to utilise existing tax attributes of legal entities.

The project team also considered the likelihood that potential changes in regulation, particularly in the United States and the United Kingdom, would likely trigger certain of these disadvantages and that creation of a group holding company had the potential to mitigate certain of the disadvantages, particularly increased capital requirements.

The project team added that it believed a share-for-share exchange would likely be the most efficient way to implement this structure because it would simplify the regulatory process, avoid contractual issues and be least disruptive to customer and business relationships, but that a transfer of operations out of UBS over time could also achieve a group holding company effect. These discussions included a review of potential tax, capital, funding and rating considerations, along with a review of (i) the various regulatory actions and approvals that would be required to implement a holding company structure, (ii) the steps needed to advance a revised business and operating model for UBS Limited within a holding company structure and (iii) potential actions that UBS could take to address U.S. regulatory requirements. The project team recommended to the board of directors that UBS begin a mid- to long-term move towards legal entities more closely aligned with business divisions and regional operations. The project team stated that it would continue to review its recommendations and advised the board of directors that UBS would update the FINMA on the project’s status and on UBS’s expectations with regard to rulings from the FINMA and a potential rebate on the progressive buffer capital requirements to be requested at an upcoming meeting. The project team also stated that it would continue the comprehensive analysis of additional related topics, including the investment banking booking model, shared services, capital/funding modelling, and a review of legal entity setup. After discussion of the proposed move from a parent bank structure to a holding structure, including points relating to the rulings that would be required from the FINMA and the effects of the U.K. bank tax levy, the board of directors approved the commencement of discussions with the FINMA to proceed with changes in the group legal structure, substantially along the lines presented by the project team.

In June 2012, the Swiss Federal Council and the FINMA enacted a new Capital Adequacy Ordinance implementing the Basel III capital requirements in Switzerland with effect from 1 January 2013 (with a phase-in period until 1 January 2019) and the recommendations of the expert commission for additional buffer capital for systemically relevant banks.

On 3 July 2012, representatives from UBS senior management met with FINMA representatives to provide the FINMA with a high-level summary of the potential holding company structure that had been presented to the board of directors. The FINMA representatives discussed the strategic objectives of this structure with the UBS representatives. The UBS representatives also explained the various FINMA rulings that would be requested in connection with this proposed structure, including future capital treatment of investments in subsidiaries of UBS and the progressive capital buffer requirement that would be applied to UBS and the new Swiss banking subsidiary following establishment of the holding company and the banking subsidiary, and agreed to furnish further information to the FINMA in relation to the expected rulings.

On 27 August 2012, the project team met with Sergio Ermotti, the chief executive officer of the Group (the “Group CEO”), and Tom Naratil, Group CFO, to review the discussions with the FINMA in preparation for the GEB meeting the following week. In addition, the project team highlighted the need to execute the reorganisation over a mid- to long-term period in order to minimise disruption to the business. At the meeting, Messrs. Ermotti and Naratil also reviewed with the project team (i) the legal steps necessary for the implementation of a holding company structure by means of a share-for-share exchange, (ii) the plan to move the structure in the long-term toward greater business and regional alignment, and (iii) the ways in which implementing the holding company structure would address regulatory requirements. Messrs. Ermotti and Naratil also discussed with the project team the initial funding and liquidity models and the FINMA rulings that would be required to implement the holding company structure.

On 5 September 2012, the GEB met to review the progress of various structural initiatives, including with respect to the investment bank booking model, the potential mid- to long-term structure, shared services, and legal entity alternative responses to regulatory requirements, as well as capital and funding considerations and required FINMA rulings. The project team provided the GEB with an update on the various work streams and recommended the following: (i) that a new Swiss company be created to undertake a share-for-share exchange offer for all issued shares of UBS, (ii) that the exchange offer be completed on a one-to-one basis and (iii) that, following consummation of the exchange offer, the new company would hold 100% of the shares of UBS and its governance and equity structure would mirror that of UBS. In addition, the shares of the new holding company would be listed on the SIX Swiss Exchange and NYSE.

At this meeting, the GEB noted that the establishment of a holding company structure was an effective way of operating in the current regulatory environment and that most peers had a group holding structure. Although the Group’s activities would not change, a holding company structure and separation of businesses would enhance resolvability, increase strategic flexibility by increasing the independence of particular divisions, and help address capital requirements. The GEB continued its review of necessary FINMA rulings with the project team, and was informed that the additional detail discussed at the meeting would be presented to the FINMA at an upcoming meeting. The GEB authorised members of the project team to present to the FINMA key features of the structural initiatives under consideration.

On 14 September and 15 November 2012, representatives from UBS again met with representatives from the FINMA. In these meetings, UBS representatives presented to the FINMA, among other things, the guiding principles and key considerations in respect of UBS’s legal structure review, an estimated timeline for a share-for-share exchange in respect of UBS’s analysis relating to the establishment of the new holding company structure and updates on progress on various related work streams. Proposals for the potential end structure and the next steps to be taken in UBS’s assessments and analyses were also presented.

On 20 November 2012, the GEB met to undertake a high-level review of the regulatory and market environment and discuss how its view of the holding company structure had evolved since its initial meetings. The GEB was informed that the market trend toward subsidiarisation of operations and separation of retail/commercial banking and investment banking had continued. The project team noted that it continued to recommend establishment of a holding company structure by means of an exchange offer as the best means to address issues arising from changes in resolvability and capital requirements and structural changes expected in the U.K. and the United States, but that the decision to do so would necessarily be based upon capital planning, strategic planning and other considerations, including the timing of the implementation of regulatory change and, in particular, the rulings from the FINMA.

On 6 December 2012, the board of directors met and received an update from Mr. Ermotti on expected future capital needs at UBS Ltd. and UBS Americas Inc., as well as on future U.S. regulations for foreign banking organisations that had been announced the previous week. Mr. Ermotti also reported on the establishment of a governance framework and central programme office initially focused on the establishment of a group holding company, the future U.S. legal structure setup, and the separation of the Swiss business in response to “too-big-to-fail” requirements. In addition, alternatives to the current investment banking booking model were reviewed. In particular, Mr. Ermotti reviewed the progress in implementing a more self-sufficient business model for UBS Limited, including the increased capital likely to be required in UBS Limited and the potential for reduction of other forms of support by the parent bank, and directed the project team to review alternatives that would reduce the current concentration of OTC derivative bookings in UBS’s London branch taking into account new regulation of the OTC derivatives markets. After reviewing current and expected regulatory developments affecting the Group’s businesses, Mr. Ermotti assessed the viability and need for a group holding company structure with greater alignment between business and regional entities in response to increased capital requirements, improved global resolvability requirements and the Group’s need for strategic flexibility.

The GEB met again on 29 January 2013. The GEB noted that the trends discussed at its 20 November 2012 meeting relating to greater movement toward subsidiarisation of operations and separation of retail/commercial banking and investment banking had continued and that further clarity on, or finalisation of, a number of regulatory changes were expected over the near-term. As a result, the GEB emphasised the need to continue prioritising implementation of a holding company structure as a means to address both regulatory requirements and UBS’s strategic objectives of flexibility and accountability. The project team proposed a staggered approach that would result in the long-term implementation of a holding company structure, which would include (i) the movement of the Swiss systemically significant function, comprised of the Retail & Corporate divisions and the Swiss-booked business of the Wealth Management division, from UBS to a new Swiss banking subsidiary, (ii) a revised business and operating model for the Group’s principal operating subsidiary in the United Kingdom, UBS Limited, resulting in greater self-sufficiency of UBS Limited and (iii) establishment of an intermediate holding company in the United States that would hold all U.S. subsidiaries of the Group to meet enhanced prudential standards proposed by U.S. banking regulators under Dodd-Frank. The project team reviewed again the proposed share-for-share exchange and potential timelines for such an exchange. In addition, the GEB considered that the acceleration of the Group’s business strategy announced in November 2012 was expected to reduce the capital impact pending regulatory changes by significantly reducing both risk-weighted assets and balance sheet usage over the near term.

On 31 January 2013, the project team met with the board of directors and discussed the same matters it had discussed with the GEB on 29 January 2013, including potential timelines for implementing the different components of structural change, including the holding company structure. As part of its progress report on possible changes to the Group’s legal structure, the project team assessed likely capital requirements at various subsidiaries and gave an update on the status of discussion with regulators in relation thereto. The project team also gave an overview of the schedule and challenges relating to changes made to the business model of UBS Ltd. and of recent regulatory developments mandating the greater self-sufficiency of subsidiaries and the greater separation of retail and corporate banking and investment banking, in particular the recently announced U.S. requirements for the establishment of an intermediate holding company for all U.S. subsidiaries (but not branches). The project team also gave an overview of the activities of the central programme office and of potential contingencies affecting the project that were being monitored, and assessed the viability of establishing a group holding company in light of expected capital requirements, improved global resolvability requirements and the Group’s need for increased strategic flexibility.

The project team updated the steering committee on 17 April 2013. The project team noted that the regulatory and market environment continued to evolve. The project team requested that the steering committee confirm its view that work should proceed based on a target model involving (i) the establishment of a banking subsidiary in Switzerland, comprising the Retail & Corporate and Wealth Management divisions, (ii) a revised business and operating model for UBS Limited resulting in greater self-sufficiency of UBS Limited and (iii) an intermediate holding company in the United States that would hold all U.S. subsidiaries of the Group.

On 30 April 2013, representatives of UBS met with the FINMA to review the present state of planning for potential structural changes and to discuss the rulings from the FINMA that were expected to be necessary to implement such changes.

The project team met with the steering committee again on 13 June 2013. At this meeting, the project team informed the steering committee that the regulatory environment had resulted in increased focus on separation of the Retail & Corporate division and possibly the Swiss-booked business of the Wealth Management division to provide a clear separation of the Swiss systemically relevant functions and to enhance compliance with new OTC derivatives regulation. In addition, the project team updated the steering committee on U.S. proposed rules requiring the establishment of a U.S. intermediate holding company and full capitalisation of the entity. The project team also proposed that the steering committee present a detailed plan to the board of directors in the following months and to confirm its recommendation to proceed with implementation of a holding company structure on a share-for-share basis.

On 20 June 2013, the project team discussed the matters described above with the board of directors and the GEB. In connection with this discussion, the project team requested approval to continue initial work on the implementation of a potential UBS group holding company and begin planning a potential transfer of the Retail & Corporate division and possibly the Swiss-booked business of the Wealth Management division to a newly organised Swiss banking subsidiary of UBS. The project team explained that its request was based on its belief that the holding company would (i) support efficient capital management, in particular with respect to addressing additional capital requirements, (ii) be a key entity in a single point of entry bail-in strategy and (iii) support a structure that would give the Group greater strategic flexibility. The board of directors and the GEB reviewed the expected development of Swiss regulatory requirements as they relate to the Group’s businesses, including the removal of existing concessions and the FINMA’s expectations with respect to the establishment of ring-fenced Swiss businesses (Wealth Management and Retail & Corporate), as well as U.K. requirements leading to the need to establish UBS Ltd. as a stand-alone independent legal entity, to be achieved in a phased approach to accommodate the necessary changes to business model and information technology systems. The project team reviewed with the board of directors and the GEB possible reactions of debtholders and credit rating agencies to the changes in UBS’s legal structure. The project team was directed to conduct additional work on investors’ perceptions of holding company structures and to continue its investigation of the analyses that rating agencies would likely apply to a holding company structure. The board of directors and the GEB, among other things, approved the project team’s (i) development of a communication plan, (ii) continued engagement of regulators, (iii) briefing of rating agencies, (iv) detailed review of contractual arrangements and (v) preparation of documentation.

On 21 June 2013, the board of directors met to approve a proposal by Mr. Ermotti to continue preparation activities for changes to the Group legal structure, including confirming to the FINMA that the Group was working to propose a group holding company structure as well as evaluating a separation of the Swiss domestic banking business, including Swiss systemically important functions.

On 15 July 2013, the project team met with the steering committee. The steering committee approved the project team’s proposed internal management structure, which would consist of a holding company steering committee, a holding company project manager team that reported to this steering committee and a project management committee. The project management committee would be responsible for managing the various work streams, including transaction execution, change in control and contractual review, financial setup and operational setup.

On 22/23 July 2013, the GEB met to discuss a timeline for the project for the next months and was apprised on the dialogue with regulators needed to prepare a proposal for a viable alternative legal structure.

On 25 July 2013, the GEB met for an update on the status of the project. The GEB approved the recommended reporting structure that had been proposed at the 15 July meeting and approved continued work on preparatory activities.

On the same day, Mr. Naratil updated the board of directors on preparations for discussions with the FINMA regarding rulings to be sought in connection with changes to the Group’s structure and capital requirements against the background of its long-term planning.

The steering committee then met several times to discuss the implementation of the holding company structure. On 20 August 2013, representatives from UBS met with FINMA representatives and discussed UBS’s current views on the project.

On 23 September 2013, the GEB again met to discuss restructuring considerations. The GEB determined that the project team should continue to develop a timeline for implementation of a holding company structure and to assess the potential impact of such an implementation. The GEB noted its continued belief that this structure would improve resolvability and align the structure of the Group with its peers.

On 17 October 2013 and 25 October 2013, the board of directors discussed various restructuring alternatives. The board of directors approved the establishment of a Swiss banking subsidiary of UBS to contain the Retail and Corporate division and potentially the Swiss-booked business of the Wealth Management division. The project team informed the board of directors that it was continuing to assess implementation of a holding company structure but not recommending immediate implementation at such time. The decision to not pursue the immediate implementation of the revised holding company structure was based on several considerations, including anticipated delays in finalisation of U.S. enhanced prudential standards and implementation of a revised operational and business model for UBS Limited and expectation of the FINMA rulings.

On 21/22 October 2013, the GEB met and was briefed on various structuring initiatives including on different options with regard to the scope of the proposed Swiss subsidiary. The GEB discussed the options in light of legal and regulatory requirements, client perceptions and business perspectives, in particular under ‘too big to fail” requirements and resolvability. The GEB also discussed the need for the FINMA rulings on capital and funding/liquidity guarantees, the potential impact on ratings and consequences for the franchise. The GEB agreed to recommend to the board of directors that the new Swiss subsidiary comprise both the Retail & Corporate and the Swiss-booked Wealth Management business.

On 24 October 2013, the board of directors met to consider a formal proposal by management to change the legal structure of the Group in light of developments in “too big to fail” legislation across key jurisdictions, and against the background of the increasingly extraterritorial application of rules creating conflicts with local law. The proposal contemplated the implementation of a new Swiss subsidiary entity for the conduct of the Retail & Corporate and Swiss-booked wealth management businesses, subject to receipt of necessary FINMA rulings. The presentation to the board on the proposal considered the proposed communications strategy with respect to the creation of the new Swiss banking subsidiary and various measures in relation to the possible ratings impact of such measures, as well as the effects with regard to the extraterritorial application of rules affecting the Group’s businesses in Switzerland. Further information was given with regard to the proposed resolution strategy based on a “single point of entry” approach with bail-in of debt relying on cooperation between members of the Group’s Crisis Management College, and a presumptive bail-in path with downstreaming of required capital. The project team updated the board on the status of relevant decisions being prepared by the FINMA, and on the FINMA’s preference for a ring-fencing of the Wealth Management and Retail & Corporate businesses in a new entity to address Swiss too-big-to fail requirements, as well as the assessment of this structure under other, non-Swiss regulatory provisions. The project team also explained the evolution of the thinking for the Group legal structure, including the creation of a Group holding company, in light of ratings considerations. Members of the project team and of the GEB then assessed the proposed creation of the new ring-fenced entity in light of scope, liquidity, funding, capital, licensing, cost and ratings considerations. In particular, the GEB considered the establishment of a ring-fenced entity as a potentially constructive response to Swiss too-big-to-fail requirements, inasmuch as it would enable the Group to present a credible plan to maintain Swiss systemic functions in the event of adverse developments elsewhere, and to improve resolvability. The GEB also considered the benefits in terms of equal treatment of clients and the retention of unified systems and processes expected as a result of keeping Retail & Corporate and the Swiss-booked Wealth Management business within the same legal entity, and the effects of the proposed structure under other, non-Swiss regulatory provisions. After discussion of management’s proposal, the board approved the creation of a new Swiss banking subsidiary comprising the Retail & Corporate and Swiss-booked wealth management business, subject to receipt of appropriate rulings by the FINMA and rating agency considerations.

On 10 January 2014, the steering committee held an update meeting focused on implementation of the holding company structure. The meeting was driven by the increasing consensus among key regulators that a non-operating holding company structure was the preferred approach to a single point of entry bail-in strategy. In addition, the steering committee noted the increased market focus on resolvability. In light of these considerations, the steering committee met again on 25 February 2014, at which time it reviewed the considerations relevant to a share-for-share exchange offer in connection with implementation of a holding company structure.

On 4 March 2014, the board of directors approved further preparatory work related to implementation of a holding company structure. The board of directors took this action in connection with its objectives to increase resolvability and accountability within the Group.

On 1 April 2014, the steering committee met to discuss progress on restructuring work streams. The committee reviewed legal entity and design principles that were proposed to ensure consistency and alignment with the current Group governance.

On 29 April 2014, the GEB met to discuss a draft proposal and was informed about the status of discussions with the FINMA regarding required rulings and clarifications, and of the status of discussions with other regulators. The GEB discussed alternative ways of achieving a group holding company effect and the key risks and mitigations. Subject to clarification of outstanding points, the GEB was supportive of proposing to the board of directors of UBS the two alternative methods to achieve a group holding structure, with a preference for creating a new legal entity and conducting a share-for-share exchange.

On 30 April 2014, members of the project team updated the board of directors of UBS on the possibility of establishing a group holding company and briefed the board on the only two alternative means for achieving a group holding company structure considered achievable – the first being a share-for-share exchange offer and the second being the conversion of UBS into a holding company by means of a “push out” comprising a series of transactions whereby assets, liabilities, contracts and business operations would be transferred from UBS to one or more newly formed subsidiaries, leaving UBS as a pure holding company. After a review of relevant Swiss and other regulatory considerations, the board of directors of UBS discussed the pros and cons of the two options, particularly in light of Swiss capital and liquidity requirements and other regulatory and ratings considerations, with a view to reaching a decision at its next meeting.

On 5 May 2014, the board of directors of UBS met to consider further management’s proposal for the creation of a new group holding company. The board considered the alternatives of creating the new group holding company by means of a share exchange offer or by means of converting the current UBS into a holding company via a push-out. After consideration of various matters relating to necessary regulatory approvals and concessions, the board of directors of UBS approved the proposal to create a new group holding company by means of a share exchange offer. The board considered the exchange offer mechanism to offer a number of advantages over a push-out procedure: (i) an exchange offer would be far quicker, as push-out procedures were estimated to take between five and ten years to complete; (ii) the exchange offer would be less costly, as it would not require the transfer of individual assets or liabilities or the novation of contracts to a subsidiary; and (iii) the exchange offer would lead to less customer disruption, as it would not involve a change of counterparty to the same extent that a push-out necessarily would if the benefits of converting UBS to a holding company were to be achieved.

On 29 August 2014, the audit committee of the board of directors met with management and with counsel to the board of directors to review the status of the preparation of the prospectuses by which the exchange offer would be made, the process to be followed for completion of the documents and the procedures in place to address any updates to disclosure required during the exchange offer. On 4 September 2014, the audit committee of the board of directors met with management, counsel to the board of directors, and representatives of Sullivan & Cromwell LLP, Bär & Karrer AG and Gibson Dunn & Crutcher LLP, counsel to UBS, and Ernst & Young. At the meeting, the audit committee reviewed the content of the prospectuses by which the exchange offer would be made and were updated on the process for completion and updating of the prospectuses. On 24 September 2014, the audit committee met with management and the external counsel and received an update on the status of preparation of the prospectuses for the exchange offer.

On 25 September 2014, the board of directors met, together with members of the GEB and the steering committee and project team, to review the status of preparation of documentation relating to the exchange offer and the further preparatory steps to be taken in advance of a further meeting, scheduled for 28 September 2014, at which the question of whether to approve the launch of the exchange offer would be considered.

On 28 September 2014, the audit committee met and was updated on the preparation of, and reviewed, the exchange offer prospectuses. The board of directors of UBS then met, together with members of the steering committee, to review and approve the formation of a holding company structure and the launch of the exchange offer and to adopt its formal recommendation to UBS shareholders in accordance with applicable Swiss and U.S. tender offer rules. The board of directors considered the following factors, among other things: improved resolvability in response to Swiss “too-big-to-fail” requirements, discussions with competent regulators, potential positive impact on capital requirements, enhanced flexibility in debt issuances and “bail-in,” terms of the exchange offer (including one-for-one exchange ratio), tax treatment and accounting treatment. Based on these considerations, the board of directors (i) unanimously approved the launch of the exchange offer and (ii) resolved that the exchange offer was in the best interests of UBS and all holders of UBS Shares and that, accordingly, it unanimously recommended its acceptance to UBS shareholders and approved the publication of a “Board Report” documenting its recommendation in accordance with Swiss tender offer rules. See the paragraph below headed “Reasons for the UBS Board of Directors’ Approval and Recommendation of the Exchange Offer” in this Part II of the Prospectus for further information on the UBS board of directors’ recommendation.

Purpose of the Exchange Offer

The purpose of the exchange offer is to establish a holding company for the Group. If the exchange offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. The exchange offer will not involve any change to UBS’s current board of directors and senior management.

The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.

The Group has already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under Dodd-Frank. The new Swiss banking subsidiary is expected to contain the systemically important functions of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion of debt into equity of the failing institution. The debt bail-in mechanism is intended to effectively recapitalise the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve the overall resolvability of the Group. See the section headed “Plans for UBS After the Exchange Offer” below.

As a consequence of the exchange offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. The Group anticipates that the exchange offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. The FINMA has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, as described more fully under the section headed “Plans for UBS After the Exchange Offer” below.

Plans for UBS After the Exchange Offer

Squeeze-out

If, in the exchange offer or within three months after expiration of the subsequent offer period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct the SESTA squeeze-out. This procedure involves the filing of a claim by UBS Group with the competent court in Switzerland, by which UBS Group will request the court to cancel the UBS Shares held by any remaining minority shareholders according to Swiss law. The court will inform the remaining UBS Shareholders of the initiation of the procedure via publication of a notice in the Swiss Commercial Gazette. Upon the conclusion of the proceedings, which UBS Group expects to take between four and six months, minority UBS Shareholders will lose their shareholder rights and will receive UBS Group Shares on a share-for-share basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct the squeeze-out merger, pursuant to which UBS would merge into MergeCo, a merger subsidiary of UBS Group, which would survive the transaction. Under Swiss law, there is no time limit by which the squeeze-out merger can be effected. If the squeeze-out merger occurs, MergeCo and UBS will enter into a written merger agreement and will jointly prepare a merger report which will explain the content of the merger. An audit report will be prepared confirming the adequacy of the consideration. Each of MergeCo and UBS will schedule extraordinary shareholders’ meetings to consider approval of the merger agreement and for a period of at least 30 days prior to such extraordinary shareholders’ meetings, shareholders will be allowed to inspect the main merger documents at the registered office of, as applicable, MergeCo or UBS and on UBS’s website at www.ubs.com/investors. At UBS’s extraordinary shareholders’ meeting, a minimum of 90% of UBS Shareholders must vote in favour of the merger in order for the merger agreement to be approved. UBS Group expects that this minimum requirement will be satisfied because, in the event the squeeze-out merger occurs, UBS Group will hold at least 90% of the total UBS Shares in issue and intends to vote to approve the merger agreement. Following approval of the merger agreement, the board of directors of each of MergeCo and UBS will arrange for the filing of the approved merger with the Commercial Register of the Canton of Zurich. Upon registration of the merger agreement, the squeeze-out merger will become effective, all assets and liabilities of UBS will be transferred to MergeCo by operation of law and UBS will be dissolved and cancelled from the Commercial Registers of the Canton of Zurich and the Canton of Basel. Under applicable Swiss law, the merger subsidiary and UBS may determine the form of consideration to be received by UBS shareholders in the squeeze-out merger. UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss TBTF law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to shareholders of UBS Group that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Delisting

UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the exchange offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective around ten Swiss business days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).

Further Structural Changes

In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

•	In the United Kingdom, and in consultation with the U.K. and Swiss regulators, the Group has implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. The Group has increased the capitalisation of UBS Limited accordingly.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Reasons for the UBS Board of Directors’ Approval and Recommendation of the Exchange Offer

On 28 September 2014, the board of directors of UBS evaluated the terms of the exchange offer and the offer documentation and concluded that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. UBS’s board of directors recommended that holders tender their UBS Shares into the exchange offer in exchange for UBS Group Shares and has adopted the report pursuant to Swiss tender offer rules attached as Annex B to this Prospectus. The action of the UBS board of directors was taken by a unanimous vote of those members of the board present and voting.

In making its decision to recommend that holders of UBS Shares accept the exchange offer and tender their UBS Shares, the board of directors of UBS considered, among other things, the following factors:

•	Improved resolvability in response to Swiss “too-big-to-fail” requirements: The establishment of a group holding company is intended – along with other measures the Group has already announced, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under Dodd-Frank – to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

•	Enhanced flexibility in debt issuances and “bail-in”: In particular, the establishment of a group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the Group and the creditors of those entities.

•	Discussions with competent regulators: The proposed new holding company structure has been the subject of an extensive review and consideration about how to best address the regulatory requirements applicable to UBS. It has also been the subject of discussions with the FINMA and other regulators overseeing the Group, and has been selected as the preferred resolution strategy, in consideration of the increasing consensus among key regulators that a non-operating holding company structure was the preferred approach to a single point of entry bail-in strategy and of the market focus on resolvability.

•	Potential positive impact on capital requirements: The establishment of a group holding company and the other measures already announced regarding the Group legal structure are expected to allow the Group to qualify for a rebate on the progressive buffer capital requirement applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•	Facilitation of timely capital returns to shareholders: As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group share.

•	Continuation of existing strategy and business model: The exchange offer allows the establishment of a new holding company as the best structural alternative to address resolvability while allowing the board of directors and management to continue to execute the implementation of the existing strategy and business model.

•	Terms of the exchange offer: The one-for-one exchange ratio is designed to allow the existing UBS shareholders to maintain their investment in the Group in the same proportions as prior to the exchange offer.

•	Tax treatment: The exchange of UBS Shares in the exchange offer is not expected to be subject to taxation for Swiss and U.S. federal income tax purposes, and the exchange offer is expected to be broadly tax neutral for the Group. See Part VII: “Taxation” of this Prospectus for a description of the material tax consequences relating to the exchange offer.

•	Accounting treatment: For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

In the course of its deliberations, the UBS board of directors also considered certain potentially negative factors relating to the exchange offer, including the risks to holders of UBS Shares described above under “Risk Factors”. These factors include, among others, the likelihood that there may be remaining holders of UBS Shares immediately following completion of the exchange offer, which would result in ongoing reporting and administrative costs until and unless such shares are acquired, the fact that the Group may not realise the anticipated benefits of the exchange offer and the risks to non-tendering holders of UBS Shares described therein, including the steps that UBS Group may take in the future to acquire full ownership of UBS, such as squeeze-out procedures, public or private exchanges or tender offers or other purchases.

This discussion of the information and factors considered by the UBS board of directors in making its decision is not intended to be exhaustive but includes the material factors considered by the UBS board of directors. In view of the wide variety of factors considered in connection with its evaluation of the exchange offer, the UBS board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the UBS board of directors may have given different weight to different factors.

Recommendation of UBS’s Board of Directors

The UBS board of directors has unanimously reached the conclusion, on the basis of the considerations stated in this Prospectus, that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the UBS board of directors unanimously recommends its acceptance.

Financial Statements and Dividend Policy

The Group’s consolidated financial statements will continue to be prepared in accordance with IFRS after consummation of the exchange offer. For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

UBS Group and UBS expect that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (CET1) capital ratio and the objective of maintaining 10% Basel III fully-applied CET1 ratio on a post-stress basis. See the section headed “Capital Management” in Part V of this Prospectus for a discussion of these ratios.

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

The purchase of UBS Shares by UBS Group pursuant to the exchange offer is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, the Group expects to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period.

Since its incorporation, UBS Group has not declared or paid any dividends.

Impact of the Exchange Offer and Squeeze-out on U.S. Tax Attributes

The Group’s ability to utilise its net operating loss carryovers and other tax attributes that are effectively connected with its United States trade or business to reduce its future United States federal income tax liability will not be adversely affected as a result of the exchange offer or the squeeze-out.

Impact of the Exchange Offer on Employee Equity Plans and Outstanding Awards

If the exchange offer is consummated, the Group expects that for existing employee equity plan entitlements it will provide for rollovers of participants’ existing options or other rights over UBS Shares into equivalent options or rights over UBS Group Shares. The exchanged options or rights over UBS Group Shares will, so far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over UBS Shares. It is not intended that the rollovers will lead to any amendments other than of a technical nature to the terms of the existing options or other rights over UBS Shares.

With respect to the employee equity plans and other deferred compensation plans under which both currently and previously UBS grants or has granted awards, if the exchange offer is consummated, it is planned for UBS Group to take on UBS role in operating these plans. To this end UBS, Group and UBS will enter into an agreement to transfer the delivery obligation for these current and historical outstanding deferred compensation plans as well as ownership of any assets held by UBS as an economic hedge for the related awards. UBS Group will therefore recognise the obligation to employee on its books and the related assets and UBS will derecognise these amounts. Obligations relating to these deferred compensation plans’ awards that have and are still required to be granted by a separate UBS subsidiary or local employing entity, will continue on this basis. Furthermore, obligations relating to other compensation vehicles, such as the defined benefit pension plans and other local awards will be retained by the employing entities. If the exchange offer is consummated, it is also planned for the Group to grant future awards over UBS Group Shares instead of UBS Shares and otherwise maintain the existing plans on substantially equivalent terms.

PART III: INFORMATION ON THE EXCHANGE OFFER

Terms of the Exchange Offer

UBS proposes to its shareholders to establish a new holding company, UBS Group. To implement this proposal, UBS Group, a Swiss Aktiengesellschaft, is offering to acquire any and all issued UBS Shares in exchange for UBS Group Shares on a share-for-share basis.

Under the terms of the exchange offer, every UBS Share validly tendered in, and not withdrawn, from the exchange offer will be exchanged for one UBS Group Share. The exchange offer is comprised of separate offers consisting of the U.S. offer and the Swiss offer. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation.

The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Consideration

If the exchange offer is completed, holders of UBS Shares will receive one UBS Group Share for each UBS Share validly tendered into, and not withdrawn from, the exchange offer.

Initial Offer Period

The initial offer period of the exchange offer will commence on 14 October 2014.

The exchange offer and withdrawal rights for tenders of UBS Shares held in the securities settlement system (the “SIS Settlement System”) operated by SIX SIS AG, Baslerstrasse 100, 4600 Olten, Switzerland (“SIS”) or in certificated form recorded in the Swiss share register will expire at 4:00 p.m., Swiss time, on 11 November 2014, unless the exchange offer is extended.

Holders of UBS Shares that hold through a broker should be aware that they may have to act prior to the applicable deadline in order to enable such broker to validly tender UBS Shares. Holders of UBS Shares should follow their broker’s instructions in this regard. For more information on the time involved in tendering UBS Shares in the exchange offer, see the section headed “Procedure for Tendering” in this Part III: “Information on the Exchange Offer”.

Subsequent Offer Period

If all the conditions of the exchange offer have been met or have been waived by the end of the initial offer period and UBS Group has not acquired 100% of the total UBS Shares in issue, a subsequent offer period of eleven Swiss business days will be provided. The subsequent offer period is expected to begin upon the announcement of the definitive results of the initial offer period.

Conditions to the Exchange Offer

The offer will be declared unconditional if the following conditions are fulfilled, or, to the extent permitted by applicable law, waived:

(1)	UBS Shares that have been validly tendered and not withdrawn from the exchange offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the initial offer period;

(2)	The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group Shares and the NYSE has approved the listing of the UBS Group Shares, subject to notice of issuance;

(3)	To the extent required, the competent authorities, including, without limitation, the FINMA, the Federal Reserve Board, the OCC, the FDIC, the PRA and the FCA, as well as the competent regulatory authorities in authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg shall have granted all approvals, clearances or declarations of no objection required for the exchange offer and the function of UBS Group as holding company of the Group and all applicable waiting periods shall have expired or been waived;

(4)	No court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the exchange offer;

(5)	The U.S. registration statement relating to the UBS Group Shares has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn.

The conditions specified in clauses (2), (3) (with respect to required approvals, clearances and declaration of no objection from FINMA, the Federal Reserve Board, the OCC, the FDIC, the PRA and the FCA only), (4) and (5) above may not be waived. Subject to the requirements of Swiss tender offer regulations and U.S. federal securities laws, UBS Group reserves the right, at any time, and from time to time, to waive any of the other conditions to the offer in any respect (including to reduce the minimum acceptance condition), by giving oral or written notice of the waiver to the Swiss exchange agent and the U.S. exchange agent and by making a public announcement in accordance with the procedures outlined under the section headed “Extensions, Termination and Amendments” below. UBS intends to tender or cause to tender substantially all treasury shares held as of the close of the initial offer period towards satisfaction of the minimum acceptance condition. As of 26 September 2014, UBS had 3,844,313,310 issued UBS Shares, of which 90,864,108 were treasury shares.

Notwithstanding any other provisions of the offer, and in addition to its right to extend and amend the offer at any time, UBS Group will not be required to declare the offer unconditional or accept for exchange, and may delay the acceptance for exchange of and accordingly the exchange of, any tendered UBS Shares, or may terminate the exchange offer unless all the conditions listed above are satisfied or, to the extent permitted by applicable law, waived.

Extensions, Termination and Amendments

Subject to applicable U.S. rules and regulations, UBS Group may voluntarily extend or may be compelled to extend the initial offer period. Subject to applicable Swiss rules and regulations, UBS Group will publish an amendment to the Swiss offer documentation in the electronic media and submit such amendment to the Swiss Takeover Board. Swiss rules and regulations require an amendment to be published no later than 7:30 a.m. on the last trading day of the initial offer period. Any extension of the initial offer period in excess of 40 Swiss trading days requires the prior clearance of the Swiss Takeover Board. The information on www.ubs.com is not a part of this Prospectus and is not incorporated by reference herein.

If one or more of the offer conditions described in this prospectus under the section headed “Conditions to the Exchange Offer” in this Part III: “Information on the Exchange Offer” is not fulfilled, UBS Group may, from time to time, extend the initial offer period until all the conditions listed above under the section headed “Conditions to the Exchange Offer” have been satisfied or, to the extent permitted, waived. If UBS Group extends the initial offer period, such period will expire at the latest time and date to which UBS Group extends the offer.

UBS Group will extend the exchange offer, to the extent required by applicable Swiss tender offer regulations or U.S. federal securities laws, if it:

•	makes a material change to the terms of the exchange offer; or

•	makes a material change in the information concerning the exchange offer, or waives a material condition of the exchange offer.

UBS Group reserves the right to reduce the minimum acceptance condition. If UBS Group reduces the minimum acceptance condition, each holder who has validly tendered his or her UBS Shares into the U.S. offer will have the right to withdraw the UBS Shares he or she has already tendered for so long as required by applicable U.S. federal securities laws, including any extension of the initial offer period required by such laws.

Unless otherwise provided by applicable law, the exchange offer will be open for acceptances for at least five U.S. business days after any reduction in the minimum acceptance condition, which period may include the subsequent offer period.

UBS Group does not intend to reduce the minimum acceptance condition below two-thirds of the total UBS Shares in issue. Acquiring at least two-thirds of the UBS Shares in issue would ensure UBS Group’s control over not only the management of UBS but also important corporate actions requiring a vote of two-thirds of the shares represented at a shareholder meeting, the highest majority requirement under both Swiss law and UBS’s articles of association. Under Swiss corporate law, a vote of two-thirds of the shares represented at a shareholders meeting is required, for example, to approve an increase in authorised or contingent capital or the creation of reserve capital in accordance with Swiss banking law, or an increase in share capital against contribution in kind for the purpose of acquisition and the granting of special rights.

Subject to the requirements of Swiss tender offer regulations and the U.S. federal securities laws (including U.S. federal securities laws which require that material changes to the offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which UBS Group may choose to make any public announcement, UBS Group will have no obligation to communicate any public announcement in the United States other than as described above.

Revocation of the exchange offer

According to applicable Swiss rules and regulations, UBS Group may revoke the exchange offer only if one or more conditions to the exchange offer are not met or, as the case may be, not waived at the end of the initial offer period. In case of a revocation, UBS Shares having been tendered by shareholders into the Swiss exchange offer will be released and the contract to exchange the tendered UBS Shares into UBS Group Shares according to the terms of the exchange offer will be rescinded.

Procedure for Tendering

UBS Group has retained UBS to act as Swiss exchange agent in connection with the exchange of UBS Shares held in the SIS Settlement System through custody accounts with custodian banks or brokers and in the form of physical share certificates recorded in the Swiss share register.

Holders may elect to tender all or a portion of the UBS Shares that they own into the exchange offer.

If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will be responsible for any fees or commissions such agents may charge in connection with the tender. Holders will also be responsible for all governmental charges and taxes payable in connection with tendering their UBS Shares.

Holders of UBS Shares in the SIS Settlement System

Holders of UBS Shares in the SIS Settlement System who hold through brokers or custodian banks who are SIS participants (whether or not such holder is registered as a shareholder in UBS’s share register) will be informed of the procedure for accepting the exchange offer by their broker or custodian bank, and have to act in accordance with such instructions. All tenders of UBS Shares through the SIS Settlement System must be received by the Swiss exchange agent before the Swiss tender deadline.

Holders of UBS Shares in Physical Form Recorded in the Swiss Share Register

Holders of UBS Shares who hold in the form of physical share certificates (Heimverwahrer) and are recorded in the Swiss share register will be informed of the procedures for accepting the exchange offer by UBS Shareholder Services directly, and will have to tender their UBS Shares by delivering to a custodian bank (if such holder has a custodian bank) or to UBS Shareholder Services, P.O. Box, CH-8098, Zurich, Switzerland (if such holder does not have a custodian bank) a duly completed acceptance form, together with the certificate(s) representing their UBS Shares specified on the acceptance form, and any other required documents, in accordance with such instructions. All tenders of such shares must be received by the Swiss exchange agent prior to the Swiss tender deadline. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form in the SIS Settlement System to an account with the relevant custodian bank (and SIS participant) or otherwise to an omnibus account maintained by UBS.

Separate Swiss Trading Line Available to Tendered UBS Shares Held in the SIS Settlement System

UBS Shares held in the SIS Settlement System that are validly tendered in the exchange offer will be assigned a new Swiss security number and will be tradable on the SIX Swiss Exchange on a separate trading line. This separate trading line will allow a tendering shareholder to sell his or her UBS Shares despite the fact that such UBS Shares have already been tendered in the exchange offer.

The UBS Shares will be traded as follows on the SIX Swiss Exchange starting with the initial offer period, which starts on 14 October 2014, until the settlement date for UBS Shares tendered during initial offer period (expected to be 19 November 2014) for UBS Shares validly tendered during the initial offer period, and until the end of the subsequent offer period for UBS Shares validly tendered during the subsequent offer period: (a) for the ordinary trading line (non-tendered UBS Shares) – Swiss Security Number: 2.489.948, and (b) for the separate trading line (tendered UBS Shares) – Swiss Security Number: 24.770.431.

Purchasers of tendered UBS Shares on the separate trading line may withdraw such shares from the exchange offer by following the procedures laid out in the sections headed “Withdrawal Rights – Withdrawal of Tendered UBS Shares Held in the SIS Settlement System” and “Withdrawal Rights – Withdrawal of Tendered UBS Shares Held in the Form of Physical Certificates Recorded in the Swiss Share Register” below. It is expected that this separate trading line will be closed upon expiration of the subsequent offer period. Customary stock exchange charges and brokerage fees apply to sales and purchases of UBS Shares on the separate trading line. There can be no assurance as to the level of liquidity on the separate line of trading.

Representations and Warranties of Tendering Holders

By tendering UBS Shares into the exchange offer, holders represent and warrant to UBS Group and the applicable share exchange agent that they have full power and authority to accept the exchange offer and to exchange, contribute, assign and transfer the UBS Shares in respect of which the exchange offer is being accepted or deemed to be accepted (and any and all securities or rights issued or issuable in respect thereof) and, when UBS Group accepts such UBS Shares for exchange, UBS Group will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third-party interests, and together with all rights now and hereinafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends, interests and other distributions, if any, if the record date for distributions occurs after the date on which such UBS Shares are transferred to UBS Group pursuant to the exchange offer.

Furthermore, by tendering their UBS Shares into the exchange offer, shareholders who are registered on the share register of UBS will be deemed to authorise UBS to transfer all data required for an entry in the share register of UBS Group.

Registration on UBS Group’s Register

Holders of UBS Shares which, when tendered, are recorded in the share register of UBS as registered shares (with voting rights or without voting rights, as the case may be) and are accepted for exchange in the exchange offer, will generally be similarly recorded in the share register of UBS Group (with voting rights, if so registered). Tendering fiduciaries and nominees that currently have a nominee agreement with UBS will generally be registered on UBS Group’s share register in the same extent as they are currently registered on UBS’s share register. Such holders will be deemed to have given the necessary authorisations to this effect. For more information on the share register of the UBS Group and on how registration with voting rights will be effected, see paragraph 4: “Share Register” in Part IX: “Additional Information” of this Prospectus.

Withdrawal Rights

UBS Shares tendered into the Swiss offer may be withdrawn at any time prior to the expiration date of the initial offer period. UBS Shares tendered during the subsequent offer period, if any, may not be withdrawn.

Without prejudice to the foregoing, following the publication of any supplementary prospectus by UBS Group in connection with the exchange offer, holders of UBS Shares who accepted the exchange offer prior to publication of the supplementary prospectus have a right of withdrawal, exercisable in accordance with regulation 52 of the Irish Prospectus Regulations, during the period of two business days beginning on the first business day after the date on which the supplementary prospectus was published.

Withdrawal of Tendered UBS Shares Held in the SIS Settlement System

Holders of UBS Shares who tender their UBS Shares through a bank, broker or other custodian institution in the SIS Settlement System should contact the institution through which they have tendered their UBS Shares to learn about its procedures to withdraw UBS Shares validly tendered. Such holders should contact their bank, broker or other custodian institution sufficiently in advance of the Swiss tender deadline to allow their previously tendered UBS Shares to be validly withdrawn.

Withdrawal of Tendered UBS Shares Held in the Form of Physical Certificates Recorded in the Swiss Share Register

Holders of UBS Shares who have tendered their UBS Shares in the form of share certificates recorded in the Swiss share register by means of delivery to the custodian bank (if such holder has a custodian bank) or to UBS Shareholder Services, P.O. Box, CH-8098, Zurich, Switzerland (if such holder does not have a custodian bank) of an acceptance form and delivery of their physical certificates may withdraw their tender by delivering to UBS Shareholder Services a properly completed and duly executed notice of withdrawal prior to the Swiss tender deadline. If the holder has tendered their UBS Shares through a custodian bank, such holder should contact their custodian bank sufficiently in advance of the Swiss tender deadline to allow their previously tendered UBS Shares to be validly withdrawn.

Announcement of Results and Acceptance for Exchange

UBS Group currently expects to announce the preliminary interim results of the exchange offer (via electronic media) on 12 November 2014 before 7:30 a.m., Swiss time and to announce the definitive interim results of the exchange offer (via electronic and print media) on 17 November 2014 (but in no event later than the fourth Swiss business day after the expiration date of the initial offer period) before 7:30 a.m., Swiss time. UBS Group expects to announce the preliminary final results of the exchange offer (via electronic media) on 2 December 2014 before 7:30 a.m., Swiss time and to announce the definitive final results of the exchange offer (via electronic and print media) on 5 December 2014 before 7:30 a.m., Swiss time. These dates will change if the initial offer period is extended.

All announcements and notices in relation to the exchange offer will be made in accordance with the applicable requirements of the Swiss tender offer regulations, U.S. federal securities laws and the rules and regulation of the SIX Swiss Exchange and the NYSE.

Settlement and Delivery of Securities

UBS Shares tendered during the initial offer period are expected to be settled within six Swiss business days after the expiration date of the initial offer period. Settlement of UBS Shares validly tendered during the initial offer period is currently expected to take place on 19 November 2014. Any UBS Shares tendered after the expiration of the initial offer period but before the end of the subsequent offer period are expected to be settled within six Swiss business days following the end of the subsequent offer period. Settlement of these shares is currently expected to take place on 9 December 2014. These dates will change if the initial offer period is extended. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form and will be held through the broker or custodian member of the SIS Settlement System selected in the acceptance form.

Capital Increase and Power of Attorney

The UBS Group Shares will be created by means of capital increases expected to occur on 17 November 2014 and 5 December 2014, executed through the contribution in kind of the tendered UBS Shares to UBS Group. Each holder tendering in the exchange offer will be deemed to have authorised UBS (or UBS Securities LLC) or another nominee to contribute UBS Shares tendered in the exchange offer acting in its own name but for the account of the tendering shareholder and to take other necessary or advisable actions for their account to effect the exchange (including, without limitation, to apply on their behalf for the registration in UBS Group’s share register, as set out in paragraph 4 of Part IX: “Additional Information”).

The board of directors of UBS (in its capacity as the governing body of the sole shareholder of UBS Group) has committed itself to ensuring that (i) UBS Group will, after the end of the initial offer period, hold an extraordinary shareholders meeting resolving on the capital increases required for the consummation of the exchange offer (i.e. for the exchange of tendered UBS Shares into UBS Group Shares) and that (ii) the BoD of UBS Group will take all necessary resolutions to effectuate the capital increases as resolved by the shareholders meeting of UBS Group, both provided that the exchange offer is successful.

Certain Consequences of the Exchange Offer

Reduced Liquidity of UBS Shares and Trading in UBS Shares During and After the Exchange Offer Period

The acquisition by UBS Group of UBS Shares in the exchange offer will reduce the number of UBS Shares that might otherwise trade publicly and may reduce the number of holders of UBS Shares, which is expected to adversely affect the liquidity and market value of the UBS Shares not acquired in the exchange offer.

If fewer than 600,000 UBS Shares would remain outstanding in the United States following the close of the initial offer period or the subsequent offer period, the NYSE will discontinue trading in the UBS Shares. Holders of UBS Shares who do not tender their UBS Shares in the exchange offer may therefore be unable to trade their UBS Shares on the NYSE following the expiration of the initial offer period or the subsequent offer period.

Accounting Treatment

For accounting purposes, the exchange of UBS Shares for UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganisation with no changes in the accounting substance of the UBS reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

Impact on financial status

As a result of the exchange offer, the direct interest of UBS Group in the net book value and net earnings of UBS will depend on the extent of the number of UBS Shares acquired under the exchange offer. Following consummation of the squeeze-out, UBS Group’s direct interests in these items would increase to 100% and UBS Group would be entitled to all benefits resulting from that interest, including all income generated by UBS’s operations and any future increase in UBS’s value and the right to elect all members of the board of directors of UBS. Similarly, UBS Group would also bear the risk of losses generated by UBS’s operations and any decrease in the value of UBS after such an acquisition.

Preferred Notes

As of 31 March 2014, UBS had CHF 1.9 billion of outstanding subordinated notes classified as equity instruments under IFRS (which are referred to for purposes of this section as “preferred notes”). These preferred notes were issued by UBS towards structured entities which are not consolidated under IFRS. Because the preferred notes do not include a contractual obligation to deliver cash, they are classified as equity instruments under IFRS and are presented in the consolidated financial statements of the Group under “Equity attributable to preferred noteholders”.

Once UBS Group obtains control over UBS, the preferred notes will no longer represent interests in the ultimate parent entity of the Group, but non-controlling interests in a subsidiary of UBS Group. Therefore, after consummation of the exchange offer, the preferred notes will be reclassified from “Equity attributable to preferred noteholders” to “Equity attributable to non-controlling interests”.

Certain Legal and Regulatory Matters

General

UBS Group’s obligation to declare unconditional and complete the exchange offer and accept for exchange any UBS Shares that have been validly tendered into and not validly withdrawn from the exchange offer is conditioned upon the receipt of certain approvals from governmental authorities, including competition, financial and other regulatory authorities, and the expiration or waiver of any required waiting periods.

Although the Group believes that UBS Group will receive the requisite regulatory approvals for the exchange offer, there can be no assurances regarding the timing of the approvals or UBS Group’s ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals.

UBS shareholders receiving new UBS Group Shares in exchange for their UBS Shares in the exchange offer should consult with their own advisers to determine if they need to comply with any regulatory scheme prior to receipt of the new UBS Group Shares.

Financial and Other Regulatory Authorities

The completion of the exchange offer is subject to, among other things, the receipt of the following approvals, non-objections and consents on an unconditional basis and in full force and effect (or the expiration or waiver of the applicable waiting periods):

•	the FINMA shall not have raised any objection or shall have confirmed upon request in writing not to have any objection to, and shall not have imposed any materially adverse conditions in connection with, the transaction as such or the changes in the direct or indirect qualified participants in Swiss regulated entities of UBS Group resulting from the exchange offer;

•	UBS Group shall have received approvals or non-objections from U.S. competent authorities, including, to the extent required, the Federal Reserve Board, the OCC, the FDIC, certain state financial services regulators, as well as the Financial Industry Regulatory Authority;

•	the PRA and the FCA shall have confirmed their consents to the exchange offer;

•	the competent regulatory authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg, shall each have consented to the exchange offer or waived their right to consent;

•	the SIX Swiss Exchange shall have approved the listing and admission to trading of the UBS Group Shares and the NYSE shall have approved the listing of the UBS Group Shares, subject to notice of issuance; and

•	no court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the exchange offer and the SEC shall not have issued a stop order with regard to UBS Group’s registration statement on Form F-4, which has become effective in accordance with the provisions of the Securities Act.

Furthermore, the Group expects that UBS Group will seek certain regulatory approvals or non-objections or will make certain regulatory notifications for the squeeze-out and internal realignment of the Group following the exchange offer (as described in Part II: “The Transaction” of this Prospectus under the section headed “Plans for UBS After the Exchange Offer”). However, other than as described above, such approvals or non-objections and notifications are not a condition to the exchange offer. Formal approval or non-objection from, and formal notification to, the competent banking and financial market regulators in connection with the squeeze-out and internal realignment of the Group has not yet been applied for or provided in most jurisdictions where required, although certain of these regulators are aware of the high-level proposals for the subsequent proposed restructuring.

Following completion of the exchange offer, and insofar as required and not already obtained, the Group expects that additional regulatory approvals or non-objections will be sought and notifications will be made to the relevant regulators once the Group obtains the necessary information to be able to prepare and complete the approval applications or notifications.

Although the Group will attempt to obtain these regulatory approvals or non-objections as soon as practicable prior to initiating any squeeze-out or internal realignment of the Group, the period from completion of the exchange offer to receipt of such approvals will be largely dependent on the time required to obtain the necessary information to submit the applications, the duration of the relevant regulatory review process and effects of any conditions imposed on the reorganisation by any regulator.

While UBS Group has made, and will continue to make, significant efforts to obtain the requisite regulatory approvals or non-objections, there can be no assurances regarding the timing of the approvals or UBS Group’s ability to obtain them on satisfactory terms.

No Appraisal Rights

There are no appraisal or similar rights available to holders of UBS Shares in connection with the exchange offer. However, if UBS Group conducts the squeeze-out merger, under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. UBS Group expects such proceeding to be unlikely given the share-for-share nature of the consideration that UBS Group anticipates offering in a squeeze-out merger.

Fees and Expenses

The total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE are estimated to be CHF 20 million.

No charges and fees will apply to the exchange of UBS Shares for UBS Group Shares. If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will however be responsible for any fees or commissions such agents may charge in connection with the tender.

PART IV: BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT

AND CORPORATE GOVERNANCE

The information provided below relates to the board of directors (“BoD”), executive management and corporate governance of UBS Group as in effect on and after the establishment of UBS Group as the holding company of the Group. Further information in relation to the proposed board of directors of UBS Group is set out in paragraphs 6 and 7 of Part IX: “Additional Information”.

Board of Directors of UBS Group

As of the date of this Prospectus, Axel A. Weber is the sole Director of UBS Group and was appointed at the time of incorporation of UBS Group. All members of the board of directors of UBS are expected to become members of the BoD at or prior to the time of the capital increase preceding the initial settlement date of the exchange offer. The BoD of UBS Group will therefore consist of the following members: Axel A. Weber (Chairman), Michel Demaré (independent Vice Chairman), David Sidwell (Senior Independent Director), Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro, and Joseph Yam.

Board Structure of UBS Group

UBS Group is expected to operate under a strict dual board structure as required under Swiss banking law.

The board of directors, under the leadership of the Chairman, will be responsible for the strategy of the Group upon recommendation of the Group CEO, will exercise ultimate supervision over senior management, and will appoint the Group Executive Board (the “GEB”) members. Shareholders will elect each member of the board of directors, the Chairman and the members of the Human Resources and Compensation Committee. The board of directors in turn will appoint its Vice Chairmen, Senior Independent Director, members of the other board of directors committees, their respective Chairpersons and the Company Secretary.

The management of the business will be delegated by the board of directors to the GEB. Under the leadership of the Group CEO, the GEB will have executive management responsibility for the Group and its business. It will assume overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

Identity and Background

The following biographies provide information on the BoD members and the Company Secretary(1).

Axel A. Weber	Professional history and education

German, born 8 March 1957

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairman of the Board of Directors / Chairperson of the Corporate Responsibility Committee/Chairperson of the Governance and Nominating Committee

Year of initial appointment: 2012

Axel A. Weber was elected to the BoD at the 2012 annual general meeting (“AGM”) and was thereafter appointed Chairman of the BoD. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Responsibility Committee in 2013. Mr. Weber was president of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. On leave from the University of Cologne from 2004 to 2012, he was a visiting professor at the University of Chicago Booth School of Business from 2011 to 2012. From 2002 to 2004, Mr. Weber served as a

(1)	Principal positions outside of the Group held by members of the BoD in the last five years are indicated in the biographies set out below.

member of the German Council of Economic Experts. He was a professor of international economics and Director of the Centre for Financial Research at the University of Cologne from 2001 to 2004, and a professor of monetary economics and Director of the Centre for Financial Studies at the Goethe University in Frankfurt/Main from 1998 to 2001. From 1994 to 1998, he was a professor of economic theory at the University of Bonn. Mr. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree in economics at the University of Constance and holds honorary doctorates from the universities of Duisburg-Essen and Constance.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Weber is a board member of the Swiss Finance Council, the Swiss Bankers Association, the Institute of International Finance and the International Monetary Conference. He is a member of the Group of Thirty, Washington, DC and a member of the Foundation Board of Avenir Suisse. He is a member of the IMD Foundation Board in Lausanne as well as of the European Financial Services Roundtable and the European Banking Group. Mr. Weber is a member of the Advisory Board of the Department of Economics at the University of Zurich and the German Market Economy Foundation. He is a senior research fellow at the Center for Financial Studies in Frankfurt / Main and a research fellow at the Center for Economic Policy Research in London. He is a member of the European Money and Finance Forum in Vienna and of the Monetary Economics and International Economics Councils of the leading association of German-speaking economists, the Verein für Socialpolitik.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Weber was a member of the Advisory Council of the Goethe University in Frankfurt/Main.

Michel Demaré	Professional history and education

Belgian, born 31 August 1956

Syngenta International AG,

Schwarzwaldallee 215, CH-4058 Basel

Functions in UBS

Independent Vice Chairman/member of the Audit Committee/member of the Governance and Nominating Committee/member of the Human Resources and Compensation Committee

Year of initial appointment: 2009

Michel Demaré was elected to the BoD at the 2009 AGM, and in April 2010, was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. He became a member of the Human Resources and Compensation Committee in 2013. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (“CFO”) and as a member of the Group Executive Committee. He stepped down from his function in ABB in January 2013. Between February and August 2008, he acted as the interim CEO of ABB. From September 2008 to March 2011, he combined his role as CFO with that of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the U.S. and Switzerland. Between 1997 and 2002, Mr. Demaré was CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in

Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Demaré is Chairman of the Board of Syngenta. He is a member of the board of Louis-Dreyfus Commodities Holdings BV, a member of the IMD Supervisory Board in Lausanne and Chairman of SwissHoldings in Berne. He is Chairman of the Syngenta Foundation for Sustainable Agriculture and a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Demaré was a member of the IMD Foundation Board, Lausanne.

David Sidwell	Professional history and education

American (U.S.) and British, born 28 March 1953

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee

Year of initial appointment: 2008

David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley, he worked for JPMorgan Chase & Co., where, in his 20 years of service, he held a number of different positions, including controller and, from 2000 to 2004, CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Sidwell is a director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington, D.C., and is a senior adviser at Oliver Wyman, New York. He is a board member of Ace Limited and he is Chairman of the Board of Village Care, New York, and is a director of the National Council on Aging, Washington, D.C.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Sidwell was a trustee of the International Accounting Standards Committee Foundation, London.

Reto Francioni	Professional history and education

Swiss, born 18 August 1955

Deutsche Börse AG, D-60485 Frankfurt am Main

Functions in UBS

Member of the Corporate Responsibility Committee/member of the Human Resources and Compensation Committee

Year of initial appointment: 2013

Reto Francioni was elected to the BoD at the 2013 AGM. He has been a member of the Corporate Responsibility Committee since 2013 and the Human Resources and Compensation Committee since 2014. He has been CEO of Deutsche Börse AG since 2005. Since 2006, he has been a professor of applied capital markets theory at the University of Basel. From 2002 to 2005, he was Chairman of the Supervisory Board and President of the SWX Group, Zurich. Mr. Francioni was co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to this, he worked for several years for Association Tripartite Bourses and, from 1985 to 1988, for the former Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his studies in law in 1981 and his PhD in 1987 at the University of Zurich.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Francioni is a member of the Shanghai International Financial Advisory Committee and of the Advisory Board of Moscow International Financial Centre. He also serves as a member of the International Advisory Board of the Instituto de Empresa. Mr. Francioni is a member of the Steering Committee of the Project “Role of Financial Services in Society”, World Economic Forum, and a member of the Franco-German Roundtable. He is a member of the Strategic Advisory Group of VHV Insurance. Mr. Francioni holds various mandates on the boards of Deutsche Börse Group subsidiaries. He is Chairman of the Supervisory Board of Eurex Zürich AG and Eurex Frankfurt AG.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Francioni was Vice President of Deutsches Aktieninstitut, a member of the Board of Trustees of Goethe Business School and a member of the Board of Trustees of the Centre for Financial Studies. Moreover, he was Chairman of the Supervisory Board of Clearstream Holding AG, of the Board of Directors of Clearstream Banking S.A., of the Board of Directors of Clearstream International S.A. and the Supervisory Board of Deutsche Börse Systems AG. He was also Vice Chairman of the Supervisory Board of Eurex Clearing AG.

Ann F. Godbehere	Professional history and education

Canadian and British, born 14 April 1955

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee

Year of initial appointment: 2009

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership until the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of its Property & Casualty division in Zurich for two years. Prior to this, she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, she was CEO of Swiss Re Life & Health in Canada. Between 1996 and 1997, she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant and was made a fellow of the Chartered Professional Accountant Association in 2014 and a fellow of the Certified General Accountant Association of Canada in 2003.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Godbehere is a board member and Chairperson of the audit committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited. She is also a member of the boards of Arden Holdings Ltd., Bermuda, and of British American Tobacco plc.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Ms. Godbehere was a board member of Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., London.

Axel P. Lehmann	Professional history and education

Swiss, born 23 March 1959 Zurich Insurance Group, Mythenquai 2, CH-8002 Zurich Functions in UBS Member of the Risk Committee Year of initial appointment: 2009	Axel P. Lehmann was elected to the BoD at the 2009 AGM and has been a member of the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Insurance Group (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. He was responsible for Group IT from 2008 to 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002 and, in 2004, was responsible for integrating it with U.K., Ireland and South Africa. In 2001, he took over responsibility for Northern, Central and Eastern Europe and was appointed CEO of Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board with responsibility for group-wide business development functions. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Lehmann is Chairman of the Board of the Institute of Insurance Economics at the University of St. Gallen, and is a former Chairman and member of the Chief Risk Officer Forum and a board member of Economiesuisse. In addition, he holds mandates on the following boards of Zurich Insurance Group subsidiaries. Mr. Lehmann is Chairman of the Board of Farmers Group, Inc., Los Angeles, and of Zurich Insurance plc, Dublin, as well as a member of the supervisory board of Zurich Beteiligungs-AG, Frankfurt a.M. He is Chairman of the board of trustees of the Pension Plans 1 and 2 of the Zurich Insurance Group.

Helmut Panke	Professional history and education

German, born 31 August 1946

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Member of the Human Resources and Compensation Committee / member of the Risk Committee

Year of initial appointment: 2004

Helmut Panke was elected to the BoD at the 2004 AGM. He has been a member of the Human Resources and Compensation Committee and the Risk Committee since 2008. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management of BMW Group after becoming a member of BMW’s Board of Management in 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the U.S. Subsequent to joining BMW as Head of Planning and Controlling, Research and Development in 1982, he assumed management functions in corporate planning, organisation and corporate strategy. Prior to this, he worked as a consultant at McKinsey & Company in both Düsseldorf and Munich. Mr. Panke graduated from the University of Munich with a PhD in physics, and undertook research work at both the University of Munich and the Swiss Institute for Nuclear Research.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Panke is a member of the boards of Microsoft Corporation (Chairperson of the Regulatory and Public Policy Committee) and Singapore Airlines Ltd. (Chairperson of the Safety & Risk Committee). He is a member of the supervisory board of Bayer AG.

William G. Parrett	Professional history and education

American (U.S.), born 4 June 1945

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairperson of the Audit Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2008

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting. He has chaired the Audit Committee since 2009 and has been a member of the Corporate Responsibility Committee since 2012. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s U.S. National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Parrett is on the boards of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc., and chairs each company’s audit committee. He is also on the board of IGATE Corporation. He is Past Chairman of the Board of the United States Council for International Business and United Way Worldwide, and a Carnegie Hall Board of Trustees member. He is a member of the Committee on Capital Markets Regulation.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Parrett was a member of the International Chamber of Commerce Executive Committee.

Isabelle Romy	Professional history and education

Swiss, born 4 January 1965

Froriep, Bellerivestrasse 201, CH-8034 Zurich

Functions in UBS

Member of the Audit Committee / member of the Governance and Nominating Committee

Year of initial appointment: 2012

Isabelle Romy was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, (Niederer Kraft & Frey AG), where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006, she was a member of the Ethics Commission at the Federal Institute of Technology in Lausanne. Ms. Romy completed her PhD (Dr. iur.) at the University of Lausanne in 1990 and has been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994, she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Romy has been a member of the sanction commission of SIX Swiss Exchange since 2002, serving as Vice Chairman since 2008.

Beatrice Weder di Mauro	Professional history and education

Italian and Swiss, born 3 August 1965

Johannes Gutenberg-University Mainz, Jakob Welder-Weg 4, D-55099 Mainz

Functions in UBS

Member of the Audit Committee/member of the Risk Committee

Year of initial appointment: 2012

Beatrice Weder di Mauro was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee since 2012 and became a member of the Risk Committee in 2013. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Ms. Weder di Mauro was a member of the German Council of Economic Experts from 2004 to 2012. In 2010, she was a resident scholar at the International Monetary Fund in Washington, D.C., and, in 2006, a visiting scholar at the National Bureau of Economic Research,

Cambridge, MA. She was an associate professor of economics at the University of Basel between 1998 and 2001 and a research fellow at the United Nations University in Tokyo from 1997 to 1998. Prior to this, she was an economist at the International Monetary Fund in Washington, D.C. Ms. Weder di Mauro completed her PhD in economics at the University of Basel in 1993 and received her habilitation there in 1999.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Weder di Mauro is on the boards of Roche Holding Ltd., Basel, and Robert Bosch GmbH, Stuttgart. She is a member of the Corporate Governance Commission of the German Government. She is also a member of the senate of Max Planck Gesellschaft.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Ms. Weder di Mauro was a supervisory board member of ThyssenKrupp AG, Essen, of the Deutsche Investitions- und Entwicklungsgesellschaft, Cologne and Ergo AG, Düsseldorf.

Joseph Yam	Professional history and education

Chinese and Hong Kong citizen, born 9 September 1948

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Member of the Corporate Responsibility Committee / member of the Risk Committee

Year of initial appointment: 2011

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an adviser to the People’s Bank of China since 2009. Mr. Yam was instrumental in the establishment of the Hong Kong Monetary Authority and served as Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service, he occupied several positions such as Director of the Office of the Exchange Fund from 1991, Deputy Secretary for Monetary Affairs from 1985 and Principal Assistant Secretary for Monetary Affairs from 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honours in social sciences. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas. Mr. Yam is a Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Yam is on the boards of Johnson Electric Holdings Limited and UnionPay International Co., Ltd. He is a member of the board of The Community Chest of Hong Kong as well as a member of the International Advisory Council of China Investment Corporation.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Yam was a board member of the China Construction Bank and Chairman of the Board of Macroprudential Consultancy Limited.

Company Secretary Luzius Cameron	Professional history and education

Australian and Swiss, born 11 September 1955 UBS, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Company Secretary since 2005	Luzius Cameron was appointed Company Secretary by the BoD for the first time in 2005. He is a Group Managing Director and was appointed to the former Group Managing Board in 2002. From 2002 to 2005, Mr. Cameron was the Director of Strategic Planning and New Business Development, Wealth Management USA. Prior to this role, he was Head of Group Strategic Analysis, and before that, Head of Corporate Business Analysis. Mr. Cameron joined Swiss Bank Corporation in 1989, where he started out in Corporate Controlling before assuming a number of senior roles at Warburg Dillon Read, including Chief of Staff to the Chief Operating Officer in London and Business Manager of the Global Rates Business in Zurich. From 1984 to 1989, he was a lecturer in astrophysics at the University of Basel. Between 1980 and 1989, he was a research analyst at the Institute of Astronomy at the University of Basel and European Southern Observatory. Mr. Cameron holds a PhD in astrophysics from the University of Basel.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Cameron was Chairman of the Zurich Symphony Orchestra.

For further information in relation to the proposed BoD, see also the information set out in paragraphs 6 and 7 of Part IX: “Additional Information”.

Elections and terms of office

All BoD members will be elected on an individual basis for a one-year term of office. As a result, shareholders will have to confirm the entire membership of the BoD on a yearly basis at the annual general meeting. At the annual general meeting, the shareholders will also elect the Chairman and the members of the Human Resources and Compensation Committee.

BoD members will normally be expected to serve for a minimum of three years. No BoD member will be eligible to serve for more than ten consecutive terms of office or continue to serve beyond the annual general meeting held in the calendar year following his or her 70th birthday; in exceptional circumstances, the BoD will be able to extend both these limits.

Organisational principles and structure

Following each AGM, the BoD will meet to appoint its Vice Chairmen, Senior Independent Director, the BoD committee members (other than the members of the Human Resources and Compensation Committee) and their respective Chairpersons. At the same meeting, the BoD will appoint a Company Secretary, who will act as secretary to the BoD and its committees.

According to the Articles, the BoD will meet as often as business requires, but must meet at least six times a year. At every BoD meeting, each committee chairperson will provide the BoD with updates on current activities of his or her committee as well as important committee issues.

At least once per year, the BoD will review its own performance as well as the performance of each of its committees. This review will be based on an assessment of the BoD under the auspices of the Governance and Nominating Committee, as well as a self-assessment of the BoD committees, and will seek to determine whether the BoD and its committees are functioning effectively and efficiently. The first assessment will be conducted as a self-assessment and will be completed in spring 2015.

Consistent with UBS’s past practice, UBS Group will establish an Audit Committee, Corporate Responsibility Committee, Governance and Nominating Committee, Human Resources and Compensation Committee, Risk Committee and Ad-hoc Strategy Committee. These committees, described below, will assist the BoD in the performance of its responsibilities.

Committees of the Board of Directors of UBS Group

Audit Committee

The Audit Committee is expected to consist of five BoD members, with all members having been determined by the BoD to be fully independent and financially literate. William G. Parrett is expected to chair the Audit Committee with Michel Demaré, Ann F. Godbehere, Isabelle Romy and Beatrice Weder di Mauro as additional members. All members will have accounting or related financial management expertise and the majority will qualify as a “financial expert” under the rules established pursuant to the U.S. Sarbanes-Oxley Act of 2002.

The Audit Committee itself will not perform audits, but will monitor the work of the external auditors, Ernst & Young Ltd (“Ernst & Young”), who in turn will be responsible for auditing UBS Group’s and the Group’s annual financial statements and for reviewing the quarterly financial statements.

The Audit Committee is expected to serve as an independent and objective body with oversight of the following: (i) UBS Group’s and the Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the quality, adequacy and scope of external audit, (iii) UBS Group’s and the Group’s compliance with financial reporting requirements, (iv) the senior management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance and (v) the performance of Group Internal Audit in conjunction with the Chairman. For these purposes, the Audit Committee will have the authority to meet with regulators and external bodies in consultation with the Group CEO. Senior management will be responsible for the preparation, presentation and integrity of the financial statements.

The Audit Committee will review the annual and quarterly financial statements of UBS Group and the Group, as proposed by senior management, with the external auditors and Group Internal Audit in order to recommend their approval (including any adjustments the Audit Committee considers appropriate) to the BoD.

Periodically, and at least annually, the Audit Committee will assess the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD will then submit these proposals for approval at the AGM.

The Audit Committee will report to the BoD about its discussions with the Group’s external auditors. Once per year, the lead representatives of the Group’s external auditors will present their long-form report to the BoD, as required by the FINMA.

The NYSE listing standards on corporate governance set more stringent independence requirements for members of the Audit Committee than for the other members of the BoD. Each of the five members of the Group’s Audit Committee will be an external BoD member who, in addition to satisfying the Group’s independence criteria, will not receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS Group other than in his or her capacity as a BoD member, will not hold, directly or indirectly, UBS Group Shares in excess of 5% of the outstanding capital and (except as noted below) will not serve on the audit committees of more than two other public companies. The NYSE listing standards on corporate governance allow for an exemption for audit committee members to serve on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfil his or her obligations. Considering the credentials of William G. Parrett and Ann F. Godbehere, the BoD is expected to grant this exemption in their cases.

Corporate Responsibility Committee

The Corporate Responsibility Committee is expected to be chaired by Axel A. Weber, with independent BoD members Reto Francioni, William G. Parrett and Joseph Yam as additional members. The Corporate Responsibility Committee is expected to support the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It is expected to review and assess stakeholder concerns and expectations for responsible corporate conduct and their potential relevance for the Group, and to monitor the current state and implementation of the corporate responsibility programmes and initiatives within the Group. The majority of the Corporate Responsibility Committee’s members will be required to be independent. The Corporate Responsibility Committee will be advised and supported by a number of senior business representatives.

Governance and Nominating Committee

The Governance and Nominating Committee is expected to comprise three independent BoD members and to be chaired by Axel A. Weber, with Michel Demaré, Isabelle Romy and David Sidwell as additional members. The Governance and Nominating Committee is expected to support the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a BoD annual self-assessment, to establish and maintain a process for appointing new BoD and GEB members (in the latter case, upon proposal by the Group CEO), and to manage the succession planning of all GEB members.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is expected to comprise four independent BoD members and to be chaired by Ann F. Godbehere, with Michel Demaré, Reto Francioni and Helmut Panke as additional members. The Human Resources and Compensation Committee is expected to be responsible for the following functions: (i) supporting the BoD in establishing and reviewing UBS Group’s compensation strategy and guidelines and in articulating the performance objectives relevant for determining individual total compensation for each member of the Group Executive Board and evaluating the performance in meeting agreed targets, (ii) preparing the proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and of the Group Executive Board. The Human Resources and Compensation Committee may submit proposals to the Board of Directors on other certain compensation-related issues and is expected to review and approve certain other compensation-related issues.

Risk Committee

The Risk Committee is expected to consist of five independent BoD members. David Sidwell is expected to chair the Risk Committee, with Axel P. Lehmann, Helmut Panke, Beatrice Weder di Mauro and Joseph Yam as additional members. The Risk Committee is expected to be responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework in the following areas: (i) risk management and control, including credit, market, country, legal, compliance, operational and conduct risks, (ii) treasury and capital management, including funding, liquidity and equity attribution and (iii) balance sheet management. The Risk Committee will consider the potential effects of the aforementioned risks on the Group’s reputation. For these purposes, the Risk Committee will receive all relevant information from the GEB and will have the authority to meet with regulators and external bodies in consultation with the Group CEO. Annually, one session is expected to be held with the Governing Board of the Swiss National Bank and one with the FINMA. In addition, the Risk Committee Chairperson is expected to meet at least once a year with the U.K. PRA and FCA.

Ad-hoc Strategy Committee

The ad-hoc committee on strategy (the “Ad-hoc Strategy Committee”) is expected to be comprised of four BoD members. Axel A. Weber is expected to chair the Ad-hoc Strategy Committee with Michel Demaré, Reto Francioni, and David Sidwell as additional members. The Ad-hoc Strategy Committee is expected to focus on the agreed upon UBS strategy and the ongoing resolution and recovery programme.

Roles and responsibilities of the Chairman of the Board of Directors

Axel A. Weber is anticipated to be the Chairman of the BoD. The Chairman leads the BoD and coordinates tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD will decide on the strategy of the Group upon the recommendation of the Group CEO, exercise ultimate supervision over management and appoint all GEB members.

The Chairman will preside over all general meetings of shareholders, and work with the committee chairpersons to coordinate the work of all BoD committees. Together with the Group CEO, the Chairman will be responsible for ensuring effective communication with shareholders and other stakeholders, including government officials, regulators and public organisations. This will be in addition to establishing and maintaining a close working relationship with the Group CEO and other GEB members, and providing advice and support when appropriate.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD will appoint one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Michel Demaré is expected to be appointed as Vice Chairman and David Sidwell is expected to be appointed as Senior Independent Director. A Vice Chairman is required to lead the BoD in the absence of the Chairman and to provide support and advice to the Chairman. At least twice a year, the Senior Independent Director will organise and lead a meeting of the independent BoD members in the absence of the Chairman. The Senior Independent Director will relay any issues or concerns of independent BoD members to the Chairman and act as a contact point for shareholders and stakeholders wishing to engage in discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors with the Group

As a global financial services provider and a major bank in Switzerland, the Group has business relationships with many large companies, including those in which the expected BoD members assume management or independent board responsibilities. The Governance and Nominating Committee will determine whether the nature of the relationships between the Group and the companies whose chair, chief executive or other officer is a member of the Group’s BoD compromises or not his or her capacity for independent judgment.

UBS Group’s Organization Regulations are expected to require three-quarters of the BoD members to be independent. As a general rule, for a BoD member to be considered independent, he or she may not have a material relationship with UBS Group or one of its subsidiaries, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with the Group. In addition, in order to be considered independent, BoD members are expected to be required to fulfil the additional criteria that the BoD is expected to establish based on the requirements set forth in the NYSE listing standards on corporate governance, the FINMA Circular 08/24 on the supervision and internal controls at banks, and the standards established in the Swiss Code of Best Practice for Corporate Governance. These criteria, together with a definition of what constitutes a material relationship, will be published on UBS’s website at www.ubs.com/governance.

The BoD is expected to meet the standards of the Organization Regulations for the percentage of directors that are considered independent under the criteria described above. The Chairman is not expected to be considered independent.

All relationships and transactions with UBS Group’s anticipated independent BoD members are expected to be conducted in the ordinary course of business, and on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with BoD members’ associated companies are expected to be conducted at arm’s length.

Executive Management and the Group Executive Board

As of the date of this Prospectus, the executive management of UBS Group comprises Sergio P. Ermotti (Chief Executive Officer) and Tom Naratil (Chief Financial Officer), who were appointed on 10 June 2014. Following the settlement of the exchange offer, the executive management of UBS Group is expected to be identical to the current executive management of UBS and will consist of: Sergio P. Ermotti (Group Chief Executive Officer), Markus U. Diethelm (Group General Counsel), Lukas Gähwiler (CEO of UBS Switzerland and CEO of Retail & Corporate), Ulrich Körner (CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa), Philip J. Lofts (Group Chief Risk Officer), Robert J. McCann (CEO of Wealth Management Americas and CEO of UBS Group Americas), Tom Naratil (Group Chief Financial Officer and Group Chief Operating Officer), Andrea Orcel (CEO of the Investment Bank), Chi-Won Yoon (CEO of UBS Group Asia Pacific) and Jürg Zeltner (CEO of UBS Wealth Management).

UBS Group is expected to operate under a strict dual board structure, as required by Swiss banking law. The management of the business will be delegated by the BoD to the GEB.

Members of the Group Executive Board

The following biographies provide information on the GEB members(1).

Sergio P. Ermotti	Professional history and education

Swiss, born 11 May 1960 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group CEO Year of initial appointment: 2011	Sergio P. Ermotti was appointed Group Chief Executive Officer in November 2011, having held the position of Group Chief Executive Officer on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa from April to November 2011. From 2007 to 2010, he was Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of Markets & Investment Banking Division. Between 2001 and 2003, he worked at Merrill Lynch, serving as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Ermotti is Chairman of the Fondazione Ermotti and board member of the Fondazione Lugano per il Polo Culturale, both in Lugano.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Ermotti was a non-executive director of the London Stock Exchange and President of Darwin Airlines. He was non-executive director of Fidinam, Investment Enterra S.A., Esplanade Hotel Resort & Spa S.A. and Tessal S.A. He was Chairman of the Board of Directors of Immo Heudorf AG, Silvaplana, and Chairman of the Holding Residence Promotion SA, of the Hotel Principe Leopoldo, of the Hotel Principe Leopoldo SA, Panama, Succursale di Lugano, of the Hotel Residence Principe Leopoldo SA, of the Leopoldo Hotels & Restaurants SA, of the Residence Montalbano 1 and 2 SA, as well as of Residence Montalbano I and II SA, Panama, Succursale di Lugano. He was Chairman of Residenza il Poggio SA and of Residenza il Poggio SA, Panama, Succursale di Lugano, all in Lugano.

Markus U. Diethelm	Professional history and education

Swiss, born 22 October 1957 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008	Markus U. Diethelm was appointed Group General Counsel of UBS and became a member of the GEB in September 2008. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to this, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specialising in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the bar in Zurich and in New York State.

(1)	Principal positions outside of the Group held by members of the GEB in the last five years are indicated in the biographies set out below.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Diethelm is Chairman of the Swiss-American Chamber of Commerce’s legal committee. He is a member of the Committee on Capital Markets Regulation, a committee member of the Swiss Advisory Council of the American Swiss Foundation, a committee member of the UBS Foundation of Economics in Society and the Conseil de Fondation du Musée International de la Croix-Rouge et du Croissant-Rouge. He is a member of the Professional Ethics Commission of the Association of Swiss Corporate Lawyers.

Lukas Gähwiler	Professional history and education

Swiss, born 4 May 1965 UBS, Bahnhofstrasse 45, CH-8001 Zurich Functions in UBS CEO UBS Switzerland and CEO Retail & Corporate Year of initial appointment: 2010	Lukas Gähwiler became a member of the GEB and was appointed CEO of UBS Switzerland in April 2010. In his role as CEO of UBS Switzerland, he is responsible for all businesses – retail, wealth management, corporate and institutional, investment banking and asset management – in UBS’s home market. Since January 2012, he has also been CEO of Retail & Corporate. Between April 2010 and January 2012, he combined the position of CEO of UBS Switzerland with the role of co-CEO of UBS Wealth Management & Swiss Bank. From 2003 to 2010, he was Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of Credit Suisse’s Private and Corporate business unit and, prior to this, held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. Mr. Gähwiler completed an MBA programme in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Gähwiler is a member of the boards of the Zürcher Volkswirtschaftliche Gesellschaft, Opernhaus Zürich AG and Economiesuisse. He is Vice Chairman of the Zurich Chamber of Commerce and of the Swiss Finance Institute, as well as a member of the Foundation Board of the UBS pension fund and of the UBS Foundation of Economics in Society.

Ulrich Körner	Professional history and education

German and Swiss, born 25 October 1962 UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

CEO Global Asset Management and CEO

UBS Group Europe, Middle East and Africa

Year of initial appointment: 2009

Ulrich Körner became CEO Global Asset Management in January 2014. Additionally, he has been CEO of UBS Group Europe, Middle East and Africa since December 2011. He became a member of the GEB in April 2009 and was Group Chief Operating Officer from 2009 to 2013. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions, including CFO and Chief Operating Officer. From 2006 to 2008, he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD in business administration from the University of St. Gallen, and for several years was an auditor at Price Waterhouse and a management consultant at McKinsey & Company.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Körner is Chairman of the Widder Hotel in Zurich and Vice President of the Board of Lyceum Alpinum Zuoz. He is Deputy Chairman of the Supervisory Board of UBS Deutschland AG, Chairman of the Foundation Board of the UBS pension fund, a member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce, a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich and a member of the business advisory council of the Laureus Foundation Switzerland.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Körner was Vice Chairman of the Committee of the Governing Board of the Swiss Bankers Association.
Philip J. Lofts	Professional history and education

British, born 9 April 1962 UBS, 677 Washington Boulevard, Stamford CT 06901 U.S.A. Function in UBS Group Chief Risk Officer Year of initial appointment: 2008	Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group Americas from January to November 2011. Mr. Lofts, who began his career with UBS over 25 years ago, became Group Risk Chief Operating Officer in 2008 after three years serving as Group Chief Credit Officer. Prior to this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the U.S. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1996. Mr. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Lofts was a board member of the University of Connecticut Foundation.
Robert J. McCann	Professional history and education

American (U.S.) and Irish, born 15 March 1958 UBS, 1200 Harbor Boulevard, Weehawken, NJ 07086 U.S.A.

Functions in UBS

CEO Wealth Management Americas

CEO UBS Group

Americas Year of initial appointment: 2009

Robert J. McCann was appointed CEO of Wealth Management Americas and became a member of the GEB in October 2009. In addition, he has been CEO of UBS Group Americas since December 2011. From 2003 to 2009, he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003, he was Head of Global Securities Research and Economics. In 2000, he was appointed Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000, he was Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s degree in economics from Bethany College, West Virginia, and holds an MBA from Texas Christian University.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. McCann is a board member of the American Ireland Fund, and is Vice Chairman of the Bethany College Board of Trustees. He is a member of The Clearing House Supervisory Board, a member of the Presidents Circle of No Greater Sacrifice in Washington, D.C., a member of the Committee Encouraging Corporate Philanthropy and a member of the board of the Catholic Charities of the Archdiocese of New York. Mr. McCann also serves on the board of the Partnership for New York City.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. McCann was Chairman of the Executive Advisory Board of Sponsors for Educational Opportunity.

Tom Naratil	Professional history and education
American (U.S.), born 1 December 1961 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group CFO Group Chief Operating Officer Year of initial appointment: 2011	Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. In addition to this role, he was appointed Group Chief Operating Officer in January 2014. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined PaineWebber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a bachelor of arts degree in history from Yale University.
Other activities and functions
Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Naratil is a board member of the American Swiss Foundation.
Andrea Orcel	Professional history and education
Italian, born 14 May 1963 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS CEO Investment Bank Year of initial appointment: 2012	Andrea Orcel was appointed CEO of the Investment Bank in November 2012. He had been appointed co-CEO of the Investment Bank and a member of the GEB in July 2012. He joined UBS from Bank of America Merrill Lynch, where he had been Executive Chairman since 2009, President of Emerging Markets (ex Asia) since 2010 and CEO of European Card Services since 2011. Prior to Merrill Lynch’s acquisition by Bank of America, Mr. Orcel was a member of Merrill Lynch’s global management committee and Head of Global Origination, which combined Investment Banking and Capital Markets. He held a number of other leadership positions, including President of Global Markets & Investment Banking for Europe, Middle East and Africa (“EMEA”) and Head of EMEA Origination beginning in 2004. Between 2003 and 2007, he led the Global Financial Institutions Group, of which he had been part since joining Merrill Lynch in 1992. Prior to this, he worked at Goldman Sachs and the Boston Consulting Group. Mr. Orcel holds an MBA from INSEAD and a degree in economics and commerce, summa cum laude, from the University of Rome.

Chi-Won Yoon	Professional history and education
Korean, born 2 June 1959 UBS, 2 International Finance Centre 52/F, 8 Finance Street, Central, Hong Kong Function in UBS CEO UBS Group Asia Pacific Year of initial appointment: 2009	Chi-Won Yoon was appointed CEO of UBS Group Asia Pacific in April 2012 and has been a member of the GEB since June 2009. He held the position of co-Chairman and co-CEO of UBS Group Asia Pacific from November 2010 to March 2012. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, Asia Pacific. Prior to his current role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004, and Asia Pacific Fixed Income, Currencies and Commodities, which he led from 2009. When he first joined the firm in 1997, he served as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working first at Merrill Lynch in
New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from MIT, and in 1986, a master’s degree in management from MIT’s Sloan School of Management.
Other activities and functions
Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Yoon is on the board of UBS Securities Co. Ltd. and a member of the Asian Executive Board of MIT’s Sloan School of Management.
Jürg Zeltner	Professional history and education
Swiss, born 4 May 1967 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS CEO UBS Wealth Management Year of initial appointment: 2009	Jürg Zeltner became a member of the GEB in February 2009 and is CEO of UBS Wealth Management. Between February 2009 and January 2012, he served as co-CEO of UBS Wealth Management & Swiss Bank. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt, and, prior to this, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner holds a diploma in business administration from the College of Higher Vocational Education in Berne and is a graduate of the Advanced Management Program at Harvard Business School.
Other activities and functions
Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Zeltner is a board member of the German-Swiss Chamber of Commerce and Chairman of the UBS Optimus Foundation Board.

For further information in relation to the executive management and GEB board members, see also paragraphs 6 and 7 of Part IX: “Additional Information”.

Indemnification of Directors and Officers of UBS Group

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses, including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving for the corporation. Certain limits exist, e.g. if such losses and expenses result from a grossly negligent breach of such director’s or officer’s fiduciary or other duties under Swiss law. A Swiss corporation may also purchase customary directors and officers liability insurance protection, with a view to protect its directors and officers in cases where it cannot or does not indemnify them.

The respective internal Director, Officer and Employee Indemnification Policy of UBS Group is expected to contain provisions regarding the indemnification of directors and officers, according to which – similar to the coverage UBS currently provides – UBS Group will generally indemnify, to the extent permitted by law and subject to certain exceptions, existing and former directors and officers from and against monetary judgments, fines, penalties or amounts paid in settlement in respect of any civil, administrative, or criminal actions, governmental or regulatory investigations, or other proceedings or claims which have already commenced, are pending or are imminent and against reasonable costs, charges, fees and expenses incurred in defending, responding to or investigating such proceedings or claims.

The indemnity will be limited in certain respects including that it will not extend to any matter in which a director or officer is found not to have acted at all times in good faith and with a reasonable belief that he/she was acting in the best interests of UBS Group or had reasonable cause to believe that his/her conduct was unlawful. It is further expected that UBS Group will purchase directors and officers liability coverage similar to the level UBS currently has.

Moreover, according to general principles of Swiss employment law, which apply to officers employed by Swiss law employment agreements, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by him in the execution of his duties under the employment agreement, subject to certain exceptions.

Corporate Governance

UBS is subject to, and is in compliance with, and following settlement of the exchange offer, UBS Group will be subject to, and will be in compliance with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance, as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation. In addition, as a foreign company with shares listed on the NYSE, UBS is in compliance with, and following settlement of the exchange offer, UBS Group will be in compliance with, all relevant corporate governance standards applicable to foreign listed companies. Further information in relation to the corporate governance of UBS is set out in the UBS 2013 Form 20-F, on pages 254 to 282 (inclusive), which is incorporated herein by reference.

Major Shareholders of the Group

As of the date of this Prospectus, UBS Group’s sole shareholder is UBS.

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.

As of 26 September 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they do of UBS Shares as of such date:

(i)	on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;

(ii)	on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;

(iii)	on 26 September 2014 according to the UBS share register, Chase Nominees Ltd. London holds 11.65% of the total share capital of UBS;

(iv)	on 26 September 2014 according to the UBS share register, GIC Private Limited, Singapore holds 6.39% of the total share capital of UBS;

(v)	on 26 September 2014 according to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.74% of the total share capital of UBS; and

(vi)	on 26 September 2014 according to the UBS share register, Nortrust Nominees Ltd, London holds 3.50% of the total share capital of UBS.

The Group holds UBS Shares primarily to hedge employee share and option participation plans. In addition, the Investment Bank holds a limited number of UBS shares in its capacity as a liquidity provider to the equity index futures market and as a market-maker in UBS shares and derivatives on UBS Shares. Furthermore, to meet client demand, the Group has issued structured debt instruments linked to UBS Shares, which are economically hedged by cash-settled derivatives and, to a limited extent, own shares held by the Investment Bank. As of 26 September 2014, the Group held 90,864,108 UBS Shares, corresponding to 2.36% of the total share capital of UBS. As of 30 June 2014, the Group held 91,236,602 UBS Shares, corresponding to 2.37% of the total share capital of UBS. As 31 December 2013, the Group had disposal positions relating to 284,975,843 voting rights of UBS, corresponding to 7.4% of the total voting rights of UBS. 7% of this consisted of voting rights on shares deliverable in respect of employee awards.

Further details on the distribution of UBS’s shares, also by region and shareholders’ type, and on the number of shares registered, not registered and carrying voting rights as of 31 December 2013 can be found in the UBS 2013 Form 20-F, on pages 258 to 261 (inclusive).

Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.

As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.

In so far as known to UBS Group, there are no arrangements, the operation of which may, at a date subsequent to the date of this Prospectus, result in a change of control of UBS Group, other than the exchange offer contemplated by this Prospectus.

PART V: CAPITAL RESOURCES

Section A: Capitalisation and Indebtedness Statement

Capitalisation and Indebtedness of UBS Group AG

UBS Group was incorporated and registered in Switzerland on 10 June 2014 and if the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Since incorporation, UBS Group has not incurred any indebtedness. As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

Capitalisation and Indebtedness of the Group

The information in the following tables is extracted from the unaudited internal accounting records of the Group as of 31 August 2014, prepared in accordance with IFRS issued by the IASB and stated in Swiss francs (CHF).

The following table shows the actual capitalisation of the Group and UBS Group as of 31 August 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 31 August 2014	As of 31 August 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)
Capitalisation (total debt + total equity)(1)	206,312	0.1
Current debt(2)	55,949	0
Thereof subordinated debt	1,067	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	5,373	0
Thereof unguaranteed / unsecured debt	49,509	0
Non-current debt(4)	97,565	0
Thereof subordinated debt	14,650	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	18,095	0
Thereof unguaranteed / unsecured debt	64,819	0
Equity (total)	52,798	0.1
Share capital	384	0
Share premium	33,378	0
Treasury shares	(1,437)	0
Equity classified as obligation to purchase own shares	(5)	0
Retained earnings	27,053	0
Cumulative net income recognised directly in equity, net of tax	(8,532)	0
Equity attributable to UBS shareholders	50,842	0.1
Equity attributable to preferred note holders	1,915	0
Equity attributable to non-controlling interests	41	0
Total Equity	52,798	0.1
Number of issued shares of the company	3,844,214,126	1,000,000
Number of treasury shares directly or indirectly held by the company	90,531,091	0

(1)	Total liabilities and equity as of 31 August 2014 for the Group equal CHF 1,014,111 million.
(2)	Current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of less than one year (and does not include structured OTC debt instruments).
(3)	Debt issued secured by mortgage loans in Switzerland or other assets.
(4)	Non-current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of more than one year (and does not include structured OTC debt instruments).

The following table shows the net indebtedness of the Group and UBS Group as of 31 August 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 31 August 2014	As of 31 August 2014
(CHF in millions)	(unaudited)	(unaudited)
Cash(1)	1,076	0.1
Cash equivalent(2)	110,140	0
Trading securities(3)	127,643	0
Liquidity	238,859	0.1
Current financial receivable(4)	410,618	0
Current bank debt(5)	12,533	0
Current portion of non-current debt(6)	58,046	0
Other current financial debt(7)	552,629	0
Current financial debt	623,208	0
Net current financial indebtedness(8)	(26,269)	0
Non-current bank loans(9)	431	0
Bonds Issued(10)	97,565	0
Other non-current loans(11)	7,149	0
Non-current financial indebtedness	105,145	0
Net financial indebtedness(12)	78,876	0

(1)	Equals the cash portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(2)	Equals the balances with central banks portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(3)	Equals the assets reported on the Group balance sheet line “trading portfolio assets” excluding precious metals and other physical commodities. The amount presented may include trading assets which are not securities.
(4)	Equals the assets with a maturity of less than 1 year reported on the Group balance sheet lines “due from banks”, “reverse repurchase agreements”, “cash collateral on securities borrowed”, “financial assets designated at fair value”, “loans” and “cash collateral receivable on derivative instruments” and the total reported on the Group balance sheet line “financial investments available-for-sale.” In addition, it includes financial assets reported on the Group balance sheet line “other assets”.
(5)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of less than 1 year.
(6)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of less than 1 year (including structured OTC debt instruments).
(7)	Equals the liabilities with a maturity of less than 1 year reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments” and the total reported on the Group balance sheet line “trading portfolio liabilities”. In addition, it includes financial liabilities reported on the Group balance sheet line “other liabilities”.
(8)	Equals “current financial debt” less “current financial receivable” less “liquidity” as reported above.
(9)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of more than 1 year.
(10)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of more than 1 year (not including structured OTC debt instruments).
(11)	Equals the liabilities reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments”, all with a maturity of more than 1 year. In addition, it includes structured OTC debt instruments reported as financial liabilities designated at fair value with a maturity of more than 1 year.
(12)	Equals “net current financial indebtedness” plus “non-current financial indebtedness” as reported above.

As at 31 August 2014, indirect and contingent indebtedness, which was comprised of (i) credit guarantees and similar instruments, (ii) performance guarantees and similar instruments and (iii) documentary credits, totalled CHF 17,930 million.

Section B: Liquidity and Funding Management

Liquidity and funding management 2013

Strategy and objectives

The Group manages its liquidity and funding risk with the overall objective of optimising the value of its business franchise across a broad range of temporal market conditions and in consideration of current and future regulatory constraints. In line with the implementation of its strategy, as the Group’s balance sheet assets are reduced the Group generates capacity within its liquidity and funding positions. This reduction in funding needs has enabled the Group to execute tender offers to repurchase certain outstanding long-term debt in 2013, which lowers interest expense and allows the Group to optimise its funding liability structure for the future.

The Group’s liquidity risk management aims to maintain a sound liquidity position to meet all of the Group’s liabilities when due and to provide adequate time and financial flexibility to respond to a firm-specific liquidity crisis in a generally stressed market environment, without incurring unacceptable losses or risking sustained damage to the Group’s various businesses. Complementing this, the Group’s funding risk management aims for the optimal asset and liability structure to finance its businesses reliably and cost-efficiently.

The Group employs a number of measures to monitor its liquidity and funding positions under normal and stressed conditions. Its primary tool for cash management is an operational cash ladder, which is used to monitor its funding requirements on a daily basis, within limits set by the Group Asset and Liability Management Committee (“Group ALCO”), the CFO and the Group Treasurer. This cumulative cash ladder shows the projected net cumulative funding requirement for a specific day, from the current day to three months forward. The Group then uses stress scenarios to apply behavioural adjustments and calibrate the results with external measures, primarily the evolving regulatory requirements for the LCR and the NSFR.

As of 31 December 2013, the Group’s estimated pro-forma regulatory Basel III LCR based on current supervisory guidance from FINMA was 110%. The Group also calculates a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible under the regulatory Basel III liquidity framework, primarily local funding reserves and unutilised funding capacity. The Group’s management LCR was 148%. Based on current regulatory guidance, the Group’s estimated pro-forma NSFR was 109% as of 31 December 2013. The Basel Committee on Banking Supervision issued a Consultative Document on the NSFR in January 2014. See the section headed “Regulatory and legal developments” on pages 21-25 (inclusive) of the UBS Form 2013 Form 20-F, which is incorporated herein by reference and which is also included in this Prospectus under “Annex A: Operating and Financial Review – Section A: Current Market Climate and Industry Drivers”.

The Group continued to maintain a sound liquidity position throughout the year. As of 31 December 2013, the Group’s liquidity asset buffer, that is derived from high-quality liquid assets (“HQLA”) and supports the Group’s estimated pro-forma regulatory LCR, was CHF 153 billion, with additional available funding of CHF 54 billion. In aggregate, these sources of available liquidity represented 28% of the Group’s funded balance sheet assets.

The remainder of this section provides more detailed information on the Group’s liquidity and funding management including its sources of funding and liquidity, its contingency planning and stress testing, current and potential future regulatory requirements and its governance structure.

Funding

The Group’s business activities generate asset and liability portfolios that are highly diversified with respect to market, product, tenor and currency. This reduces the Group’s exposure to individual funding sources and provides a broad range of investment opportunities, reducing liquidity risk.

The Group’s wealth management businesses and Retail & Corporate provide significant, cost-efficient and reliable sources of funding. These include core deposits and pledging a portion of the Group’s portfolio of Swiss residential mortgages as collateral to generate long-term funding through Swiss Pfandbriefe and the Group’s own covered bond programme. In addition, the Group has a number of short-, medium- and long-term funding programmes under which it issues senior unsecured and structured notes, as well as short-term secured debt – generally for the highest-quality assets. These programmes allow institutional and private investors in Europe, the U.S. and Asia Pacific to customise their investments in the Group’s debt. Collectively, these broad product offerings and funding sources, together with the global scope of its business activities, support the Group’s funding stability.

Funding management

Group Treasury regularly monitors the Group’s funding status, including concentration risks, to ensure it maintains a well-balanced and diversified liability structure. The Group’s funding activities are planned by analyzing the overall liquidity and funding profile of its balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions.

Changes in sources of funding during 2013

During 2013, the composition of the Group’s funding sources moved towards less reliance on wholesale funding. The implementation of the Group’s strategy has driven a reduction in secured funding needs, as well as lower issuances of short-term and structured debt and the repurchase of unsecured debt. At the same time, the Group’s Retail & Corporate and wealth management businesses continued to attract new customer deposits. In 2013, total customer deposits increased to CHF 391 billion from CHF 374 billion, or 59% of the Group’s total funding sources compared with 50% as of 31 December 2012. The Group’s ratio of customer deposits to outstanding loan balances was 136%, compared with 133% as of 31 December 2012.

In contrast, the Group’s outstanding long-term debt, including structured debt reported as financial liabilities at fair value, decreased by CHF 40 billion to CHF 124 billion as of 31 December 2013, representing 19% of its funding sources compared with 22% as of 31 December 2012. Excluding structured debt, long-term debt – which comprises senior debt and subordinated debt and is presented within Debt issued on the balance sheet – decreased to CHF 54.0 billion as of 31 December 2013 from CHF 72.3 billion as of 31 December 2012, primarily due to decreases in senior debt to CHF 43.0 billion from CHF 61.0 billion. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds. As shown on the long-term debt contractual maturity chart below, CHF 8.0 billion was scheduled to mature within one year as of the end of 2013, representing 15% of outstanding long-term debt excluding structured debt, compared with CHF 13.9 billion, or 19%, in the prior year. In addition, CHF 0.5 billion of subordinated debt has an early call date in 2014.

As part of the Group’s reduction in wholesale funding, the Group successfully completed two cash tender offers during 2013 to repurchase certain subordinated and senior unsecured bonds. In February 2013, the Group executed a cash tender offer to repurchase 14 senior unsecured note issuances denominated in US dollar, euro and Italian lira, with remaining maturities ranging between June 2013 and January 2027, for a total repurchase amount equivalent to CHF 5.1 billion. In December 2013, the Group executed a cash tender offer to repurchase certain subordinated and senior unsecured bonds denominated in Swiss franc, euro, British pound and Italian lira, with an aggregate principal repurchase amount equivalent to CHF 1.9 billion.

During the year, the Group continued to raise medium- and long-term funds through medium-term notes and private placements and through Swiss Pfandbriefe issuances with a principal amount of CHF 1.5 billion, as well as a USD 1.25 billion three-year covered bond. The Group also contributed to its targeted loss-absorbing capital by executing a USD 1.5 billion issuance of loss-absorbing Basel III-compliant tier 2 subordinated notes. These 10-year notes with an optional call at year five will pay a non-deferrable coupon at an initial rate of 4.75%. In February 2014, the Group issued further loss-absorbing Basel III-compliant tier 2 subordinated notes: EUR 2 billion notional with 12-year duration and an optional call in year seven and which will pay a non-deferrable coupon at an initial rate of 4.75%.

The Group’s short-term interbank deposits (presented as Due to banks on the balance sheet), together with the Group’s outstanding short-term debt, represented 6.1% of total funding sources compared with 7.4% as of 31 December 2012.

Secured financing, in the form of repurchase agreements and securities lent against cash collateral received, represented 3.5% of the Group’s funding sources as of 31 December 2013 compared with 6.4% as of 31 December 2012. As of 31 December 2013, the Group was borrowing CHF 87 billion less cash on a collateralised basis than it was lending, significantly lower than the difference of CHF 121 billion as of 31 December 2012.

UBS: funding by product and currency

	In Chf billion All currencies		All currencies(1)		CHF(1)		EUR(1)		USD(1)		Others(1)
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
Securities lending	9.5	9.2	1.4	1.2	0.3	0.4	0.3	0.2	0.6	0.5	0.2	0.2
Repurchase agreements	13.8	38.6	2.1	5.2	0.0	0.1	0.5	1.1	1.3	3.3	0.3	0.6
Due to banks	12.9	23.0	1.9	3.1	0.5	0.5	0.2	0.2	0.7	0.7	0.6	1.6
Short-term debt issued(2)	27.6	32.5	4.2	4.3	0.3	0.3	0.2	0.8	3.2	2.7	0.5	0.6
Retail savings/deposits	143.1	134.3	21.7	18.0	13.6	11.8	1.0	0.8	7.1	5.4	0.0	0.0
Demand deposits	179.0	163.0	27.1	21.8	8.9	8.0	5.4	4.1	8.9	6.4	3.9	3.2
Fiduciary deposits	21.5	25.0	3.3	3.3	0.1	0.1	0.6	0.8	2.2	2.0	0.4	0.5
Time deposits	47.3	51.3	7.2	6.9	0.4	0.2	0.3	0.5	4.0	3.7	2.5	2.5
Long-term debt issued(3)	123.9	164.2	18.8	22.0	3.0	2.7	5.6	7.3	7.9	9.0	2.2	2.9
Cash collateral payables on derivative instruments	49.1	71.1	7.4	9.5	0.3	0.3	3.4	5.0	2.8	3.2	0.9	0.9
Prime brokerage payables	32.5	35.6	4.9	4.8	0.0	0.1	0.7	0.5	3.3	3.3	0.8	0.8

Total	660.2	747.7	100.0	100.0	27.3	24.6	18.3	21.4	42.0	40.1	12.4	13.9

(1)	As a percent of total funding sources.
(2)	Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market papers.
(3)	Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Liquidity management, contingency funding and stress testing

The Group contingency funding plan is an integral part of its global crisis management concept, which covers various types of crisis events. This contingency funding plan contains an assessment of contingent funding sources in a stressed environment, liquidity status indicators and metrics and contingency procedures. The Group’s funding diversification and global scope help protect its liquidity position in the event of a crisis. The Group regularly assesses and tests all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required. The Group’s contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury, available and unutilised liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets.

The table below shows a breakdown of the Group’s liquidity asset buffer derived from high-quality liquid assets (“HQLA”) that support the Group’s regulatory LCR pro-forma calculation, analysed by asset type, balance sheet carrying value and LCR eligible amount. In accordance with the Basel Committee on Banking Supervision’s guidance issued in January 2013, HQLA comprise unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets to meet liquidity needs for a 30-calendar-day liquidity stress scenario. HQLA are eligible for inclusion as the Group’s liquidity asset buffer component of the LCR after applying certain haircuts and caps, dependent on whether the assets are categorised as Level 1 (fair values based on quoted prices in actively traded markets) or Level 2 (fair values based on valuation techniques for which all significant inputs are, or are based on, observable market data) in accordance with the aforementioned Basel guidance. As of 31 December 2013, the Group’s HQLA were CHF 157 billion and the Group’s liquidity asset buffer was CHF 153 billion. The Group’s liquidity asset buffer was also CHF 153 billion as of 31 December 2012. The monthly average for 2013 was CHF 151 billion. In addition to the liquidity asset buffer component of the regulatory LCR, for the Group’s management LCR it includes additional high-quality and unencumbered contingent funding sources not eligible under the regulatory Basel III liquidity framework, primarily local funding reserves and unutilised funding capacity. For more information, see “– Liquidity regulatory requirements.”

Composition of pro-forma liquidity asset buffer component of the Group’s regulatory Liquidity Coverage Ratio

As of 31.12.13		of which Basel III LCR eligible		Liquidity asset buffer
CHF billion	High-quality Liquid assets	Level 1	Level 2	Total
Cash and balances with central banks	80.1	80.1	0.0	80.1
Central bank pledges	28.3	16.2	10.3	26.5
Government bills / bonds	31.9	31.9	0.0	31.9
Corporate bonds, including covered bonds issued by financial institutions	15.0	0.6	12.3	12.9
Reverse repurchase agreements	1.8	0.0	1.6	1.6

Total	157.1	128.7	24.1	152.8

The Group performs stress testing to determine the optimum asset and liability structure that allows it to maintain an appropriately balanced liquidity and funding position under various scenarios. Liquidity crisis scenario analysis and contingency funding planning support the liquidity management process, which ensures that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect.

The Group models its liquidity exposures under two main potential scenarios that encompass stressed and acute market conditions, including considering the possible impact on the Group’s access to markets from stress events affecting all parts of its business.

The acute scenario represents an extreme stress event that combines a firm-specific crisis with market disruption. This scenario assumes large drawdowns on otherwise stable client deposits mainly due on demand, inability to renew or replace maturing unsecured wholesale funding, unusually large drawdowns on loan commitments, reduced capacity to generate liquidity from trading assets, liquidity outflows corresponding to a three-notch downgrade triggering contractual obligations to unwind derivative positions or to deliver additional collateral and additional collateral needs due to adverse movements in the market values of derivatives. It is run both daily and monthly, with the former used to project potential cash outflows over a one-month time horizon for day-to-day risk management, while the latter involves a more detailed assessment of asset and liability cash flows.

Since a liquidity crisis could have a myriad of causes, the stressed scenario encompasses potential stress effects across all markets, currencies and products but it is not typically firm-specific and focuses on a time horizon of up to one year. As well as the loss of ability to replace maturing wholesale funding, it assumes a gradual drawdown of otherwise stable client deposits and liquidity outflows corresponding to a two-notch downgrade.

The Group also uses a cash capital model which measures the amount of long-term funding available to fund illiquid assets. The illiquid portion of assets is the difference (the haircut) between the carrying value of an asset on the balance sheet and its effective cash value when used as collateral in a secured funding transaction. Long-term funding used as cash capital to support illiquid assets comprises unsecured funding with a remaining time to maturity of at least one year, shareholders’ equity and core deposits (the portion of the Group’s customer deposits that are deemed to have a behavioural maturity of at least one year).

All these models and their assumptions are reviewed regularly to incorporate the latest business and market developments. The Group continuously refines the assumptions used in its crisis scenario and maintains a robust, actionable and tested contingency plan.

Asset encumbrance

Part of the Group’s future funding and collateral needs are supported by assets currently available and unrestricted.

The table below presents both total IFRS on-balance sheet assets and off-balance sheet assets received as collateral, allocating these amounts between those assets that are available and those assets that are encumbered or otherwise not available to support future funding and collateral needs.

Assets are presented as Encumbered if they have been pledged as collateral against an existing liability or if they are otherwise restricted in their use to secure funding. Included within the latter category are assets protected under client asset segregation rules, assets held by the Group’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities. Further information about restricted and transferred financial assets transactions is set out in Note 25 to the consolidated financial statements (Restricted and transferred financial assets), on pages 449-452 (inclusive), of the UBS 2013 Form 20-F, which is incorporated herein by reference. Assets which cannot be pledged as collateral represents those assets which are not encumbered but which, by their nature, are not considered available to secure funding or to meet collateral needs. These mainly include secured financing receivables, positive replacement values for derivatives, goodwill and intangible assets.

All other assets are presented as Unencumbered. Shown separately are those assets that are considered to be readily available to secure funding or to meet collateral needs, consisting of cash and securities readily realisable in the normal course of business. These include cash and deposits with central banks, the Group’s multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and unencumbered positions in the Group’s trading portfolio. The majority of unencumbered assets not considered readily available are loans. This category also includes assets held by certain subsidiaries that are available to meet funding and collateral needs in certain jurisdictions which are not readily available for use by the Group as a whole.

Asset encumbrance

		Encumbered		Unencumbered		Assets which cannot be pledged as collateral	Percentage of cash and securities available to secure funding
CHF million	Total Group assets (IFRS)	Assets pledged as collateral	Assets otherwise restricted to use to secure funding	Cash and securities available to secure funding	Other realisable assets
Balance sheet as of 31 December 2013
Cash and balances with central banks	80,879	0	2	71,984	8,893	0	32%

Due from banks	17,170	0	6,570	0	10,192	407	0%
Financial assets designated at fair value	7,364	0	581	0	1,743	5,041	0%
Loans	286,959	33,632	0	931	251,734	661	0%
of which: mortgage loans	160,050	33,632	0	0	126,418	0	0%

Lending	311,492	33,632	7,150	931	263,669	6,109	0%

Cash collateral on securities borrowed	27,496	0	0	0	0	27,496	0%
Reverse repurchase agreement	91,563	0	1,989	0	0	89,574	0%

Collateral trading	119,060	0	1,990	0	0	117,070	0%

Trading portfolio assets excluding financial assets for unit-linked investment contracts	106,999	48,368	8,403	43,600	6,629	0	20%

of which: government bills / bonds	13,061	6,039	1,976	4,757	288	0	2%
of which: corporate bonds, municipal bonds, including bonds issued by financial institutions	16,008	3,924	3,237	7,288	1,559	0	3%
of which: loans	3,033	26	94	0	2,913	0	0%
of which: investment fund units	11,137	3,977	2,243	4,744	173	0	2%
of which: asset-backed securities	3,280	222	0	1,794	1,265	0	1%
of which: mortgage-backed securities	1,973	181	0	955	836	0	0%
of which: equity instruments	51,881	34,180	852	16,418	431	0	7%
of which: precious metals and other physical commodities	8,599	0	0	8,599	0	0	4%

Financial assets for unit-linked investment contracts	15,849	0	15,849	0	0	0	0%

Positive replacement values	245,835	0	1	0	0	245,834	0%

Financial investments available-for-sale	59,525	0	44	50,380	9,102	0	23%

Cash collateral receivables on derivative instruments	28,007	0	7,939	0	0	20,068	0%
Investments in associates	842	0	0	0	842	0	0%
Property and equipment	6,006	0	0	0	5,917	89	0%
Goodwill and intangible assets	6,293	0	0	0	0	6,293	0%
Deferred tax assets	8,845	0	0	0	0	8,845	0%
Other assets	20,228	0	167	0	0	20,062	0%

Other	70,221	0	8,106	0	6,759	55,356	0%

Total assets	1,009,860	82,000	41,544	166,895	295,052	424,370	75%

CHF million	Fair value of assets received which can be sold or repledged	Fair value of assets received that have been sold or repledged as collateral	Fair value of assets received otherwise restricted to use to secure funding	Fair value of assets available to secure funding	Fair value of other realisable assets
Off-balance sheet as of 31 December 2013
Fair value of assets received as collateral which can be sold or repledged	351,712	240,176	28,074	54,990	28,471		25%
Total off-balance sheet	351,712	240,176	28,074	54,990	28,471		25%

Total balance sheet and off-balance sheet		322,176	69,618	221,885	323,523	424,370	100%

(1)	Includes CHF 42,449 million assets pledged as collateral which may be sold or repledged by counterparties.

Credit ratings

Credit ratings can affect the cost and availability of funding, especially funding from wholesale unsecured sources. The Group’s credit ratings can also influence the performance of some of its businesses and levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the company’s strategy, its business position and franchise value, stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect the opinions of the rating agencies and can change at any time.

In evaluating its liquidity requirements, the Group considers the potential impact of a reduction in UBS AG’s long-term credit ratings and a corresponding reduction in short-term ratings. If UBS AG’s credit ratings were to be downgraded, “rating trigger” clauses, especially in derivative transactions, could result in an immediate cash outflow due to the unwinding of derivative positions, the need to deliver additional collateral or other ratings-based requirements. Based on UBS AG’s credit ratings as of 31 December 2013, contractual liquidity outflows of approximately CHF 3.3 billion, CHF 5.0 billion and CHF 5.1 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively. Of these outflows, the portion related to derivative transactions is approximately CHF 1.4 billion, CHF 3.0 billion and CHF 3.2 billion, respectively.

UBS AG’s long-term and short-term credit ratings have been issued by the rating agencies Standard & Poor’s Credit Market Services Europe Limited, Fitch Ratings Limited and Moody’s Investors Service, Inc. Fitch Ratings Limited and Standard & Poor’s Credit Market Services Europe Limited are registered as credit rating agencies under Regulation (EC) No 1060/2009 as amended by Regulation (EU) No 513/2011 (the “CRA Regulation”). Moody’s Investors Service, Inc. is not established in the EEA and is not certified under the CRA Regulation, but the rating it has issued is endorsed by Moody’s Investors Service Ltd., a credit rating agency established in the EEA and registered under the CRA Regulation.

Liquidity regulatory requirements

In December 2010, the Basel Committee on Banking Supervision (“BCBS”) published its “International framework for liquidity risk measurement, standards and monitoring” (“Basel III Liquidity”). The framework includes two liquidity ratios: the LCR and the NSFR. In January 2014, the BCBS published its final LCR requirements and issued a further Consultative Document on the NSFR. Local regulators, including the Swiss authorities, have been considering how to incorporate the final LCR requirements into local regulatory guidance. Consequently, banks currently employ a wide range of interpretations to calculate LCR and NSFR. The Group was in compliance with FINMA’s current liquidity requirements throughout 2013.

The LCR provides a measure that illustrates the extent to which a bank holds enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) to illustrate the extent to which a bank is not overly reliant on short-term funding and has sufficient long-term funding for illiquid assets. Based on current regulatory guidance, the future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018), with minimum quantitative requirements for Switzerland expected to be effective as of January 2015.

The tables below show the Group’s pro-forma Basel III liquidity ratios based on current supervisory guidance from FINMA. These calculations include estimates of the impact of the rules and their interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced. For the LCR, cash out- and inflows are estimated for up to a 30-day period under severe general market and firm-specific stress scenarios. The liquidity asset buffer includes the Group’s dedicated Group liquidity reserve, excess cash at major central banks and unencumbered collateral pledged to central banks. A more detailed breakdown of the liquidity asset buffer and the HQLA from which it is derived is shown in the table “Composition of liquidity asset buffer component of the Group’s regulatory Liquidity Coverage Ratio” above. Available stable funding for the Group’s NSFR consists mainly of client deposits from its wealth management businesses, long-term debt issued and capital. This source of stable funding is used primarily to support residential mortgages as well as other loans.

Pro-forma Liquidity Coverage Ratio (LCR)

CHF billion, except where indicated	31.12.13
Cash outflows	236
Cash inflows	97
Net cash outflows	139
Liquidity asset buffer	153
Regulatory LCR (%)	110
Additional contingent funding sources[1]	54
Management LCR (%)	148

(1)	Additional contingent funding sources including dedicated local liquidity reserves and additional unutilised borrowing capacity.

Pro-forma Net Stable Funding Ratio (NSFR)

CHF billion, except where indicated	31.12.13
Available stable funding	346
Required stable funding	318
NSFR (%)	109

Governance

The Group’s liquidity and funding strategy is proposed by Group Treasury, approved by Group ALCO and overseen by the Risk Committee.

Group Treasury monitors and oversees the implementation and execution of the Group’s liquidity and funding strategy, and ensures adherence to its liquidity and funding policies including limits and targets, reporting the Group’s overall liquidity and funding position, including funding status and concentration risks, at least monthly to the Group ALCO and the Risk Committee. This enables close control of both the Group’s cash and collateral, including its stock of high-quality liquid securities, and ensures that the Group’s general access to wholesale cash markets is centralised in Group Treasury. In addition, should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives of the relevant business areas.

Liquidity and funding limits and targets are set at a Group and business division level, and are reviewed and reconfirmed at least once a year by the Board of Directors, the Group ALCO, the Group CFO, the Group Treasurer and the business divisions taking into consideration current and projected business strategy and risk tolerance. The principles underlying the Group’s limit and target framework aim to maximise and sustain the value of the Group’s business franchise and maintain an appropriate balance in the asset and liability structure. Structural limits and targets focus on the structure and composition of the balance sheet, while supplementary limits and targets are designed to drive the utilisation, diversification and allocation of funding resources. Together the limits and targets focus on liquidity and funding risk for periods out to one year, including stress testing. To complement and support this framework, Group Treasury monitors the markets with a dashboard of early warning indicators reflecting the current liquidity situation. The liquidity status indicators are used at a Group level to assess both the overall global and regional situations for potential threats. More information about corporate governance can be found in the “Corporate Governance” section of the UBS 2013 Form 20-F on pages 254-282 (inclusive).

Internal funding and funds transfer pricing

The Group employs an integrated liquidity and funding framework to govern the liquidity management of all its branches and subsidiaries and the Group’s major sources of liquidity are channeled through entities that are fully consolidated. Group Treasury meets internal demands for funding by channeling funds from units generating surplus cash to those in need of financing.

Funding costs and benefits are allocated to the Group’s business divisions and Non-core and Legacy Portfolio according to its liquidity and funding risk management framework. The Group’s internal funds transfer pricing system is designed to provide the proper liability structure to support the assets and planned activities of each business division while minimising cross-divisional subsidies. The funds transfer pricing mechanism aims to allocate funding and liquidity costs to the activities generating the liquidity and funding risks and deals with the movement of funds from those businesses in surplus to those that have a shortfall. Funding is internally transferred or allocated among businesses at rates and tenors that reflect each business’s asset composition, liquidity and reliable external funding. The Group continues to review and enhance its internal funds transfer pricing system.

Maturity analysis of assets and liabilities

The table below provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which the Group could be required to pay and the contractual maturity of assets is based on carrying amounts and the latest date the asset will mature. This basis of presentation is in accordance with the respective recommendation of the Enhanced Disclosure Task Force and differs from “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of the UBS 2013 Form 20-F on page 456, which is presented on an undiscounted basis, as required by IFRS.

Derivative replacement values and trading portfolio assets and liabilities are assigned to the column Due less than 1 month, although the respective contractual maturities may extend over significantly longer periods.

Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the Perpetual / not applicable time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the Perpetual / not applicable time bucket.

Non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities and retirement benefit liabilities) are generally included in the Perpetual time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities

CHF billion	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual / not applicable	Total
Assets
Cash and balances with central banks	80.9									80.9
Due from banks	13.6	1.1	0.6	1.0	0.4	0.0	0.1	0.3		17.2
Cash collateral on securities borrowed	27.5	0.0	0.0		0.0					27.5
Reverse repurchase agreements	60.3	22.3	4.4	2.2	2.2	0.1	0.1			91.6
Trading portfolio assets	122.8									122.8
of which: assets pledged as collateral which may be sold or repledged by counterparties	42.4									42.4
Positive replacement values	245.8									245.8
Cash collateral receivables on derivative instruments	28.0									28.0
Financial assets designated at fair value	1.0	0.3	0.2	0.2	0.2	1.3	3.1	0.6	0.6	7.4
Loans	99.0	46.6	13.1	5.9	6.6	19.9	49.4	46.4		287.0
of which: residential mortgages	15.6	28.7	6.7	3.0	3.0	12.9	31.5	35.9		137.3
of which: commercial mortgages	4.3	6.2	1.7	0.6	0.6	1.8	4.3	3.3		22.7
of which: Lombard loans	66.2	9.1	3.5	1.5	2.2	1.7	2.2	0.4		86.8
of which: other loans	12.9	2.6	1.2	0.8	0.9	3.5	11.2	2.1		35.3
of which: securities							0.2	4.6		4.8
Financial investments available-for-sale	4.0	5.8	9.3	4.5	3.5	18.7	8.5	4.3	1.0	59.5
Investments in associates									0.8	0.8
Property and equipment									6.0	6.0
Goodwill and intangible assets									6.3	6.3
Deferred tax assets									8.8	8.8
Other assets	16.1	0.1					1.7	2.3		20.2

Total assets as of 31 December 2013	699.1	76.2	27.6	13.8	12.9	40.0	63.0	53.9	23.5	1,009.9

Liabilities
Due to banks	9.5	1.3	1.5	0.1	0.1	0.0	0.3	0.0		12.9
Cash collateral on securities lent	8.3	0.7	0.6							9.5
Repurchase agreements	12.1	1.1	0.1	0.0	0.1		0.3	0.1		13.8
Trading portfolio liabilities	26.6									26.6
Negative replacement values	240.0									240.0
Cash collateral payables on derivative instruments	49.1									49.1
Financial liabilities designated at fair value	3.5	4.0	3.9	5.2	3.4	11.7	19.2	17.9	1.2	69.9
Due to customers	378.1	6.8	2.9	1.5	1.1	0.1	0.1	0.1		390.8
Debt issued	6.3	8.6	14.7	2.4	3.6	7.1	21.5	16.4	1.2	81.6
Provisions	3.0									3.0
Other liabilities	59.2	2.9	0.1			0.1	0.2	0.2		62.8

Total liabilities as of 31 December 2013	795.7	25.4	23.6	9.2	8.3	18.9	41.5	34.7	2.4	959.9

Financial liabilities not recognised on balance sheet
Loan commitments	54.5	0.3	0.1	0.0	0.0	0.0	0.0			54.9
Underwriting commitments	0.8									0.8
Total commitments	55.2	0.3	0.1	0.0	0.0	0.0	0.0	0.0		55.7
Guarantees	18.3	0.0	0.0	0.0	0.0	0.1	0.1	0.0		18.8
Reverse repurchase agreements	9.4									9.4
Securities borrowing agreements	0.0									0.0

Total as of 31 December 2013	83.0	0.3	0.1	0.1	0.0	0.1	0.1	0.0		83.9

Liquidity and funding management – first quarter 2014

The Group’s liquidity position remained strong during the quarter and the Group further optimised its funding profile through the fourth issuance of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. These notes qualify as progressive buffer capital in compliance with Swiss regulations for systemically important banks and contributed to the further strengthening of the Group’s Swiss systemically relevant banks (SRB) leverage ratio.

Strategy and objectives

The Group manages its liquidity and funding risk with the overall objective of optimising the value of its business franchise across a broad range of temporal market conditions and in consideration of current and future regulatory constraints. In line with the implementation of its strategy, as its balance sheet assets are reduced, the Group generates capacity within its liquidity and funding positions. The Group employs a number of measures to monitor its liquidity and funding positions under normal and stressed conditions. In particular, it uses stress scenarios to apply behavioural adjustments to its balance sheet and calibrates the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

Liquidity

The Group’s funding diversification and global scope help protect its liquidity position in the event of a crisis. The Group’s contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilised liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. The Group regularly assesses and tests all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018). LCR regulation for Switzerland has been finalised in July 2014, with minimum quantitative requirements to come into effect as of January 2015. Further, some components of the FINMA framework are not yet finalised. Therefore, on account of this developing regulatory regime, in the interim, the Group’s LCR and NSFR ratios are only calculated on a pro-forma basis, using current supervisory guidance from FINMA. The Group’s pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 31 March 2014, the Group’s estimated pro-forma regulatory LCR was 110% and the liquidity asset buffer component was CHF 146 billion. The Group also calculates a management LCR that includes, in addition to the liquidity asset buffer component of the regulatory LCR, additional high-quality and unencumbered contingent funding sources not eligible under the regulatory liquidity framework, primarily local funding reserves and unutilised funding capacity. As of 31 March 2014, management LCR was 152%. In aggregate, these sources of available liquidity represented 27% of the Group’s funded balance sheet assets. As of 31 March 2014, the Group’s estimated pro-forma NSFR was 107%. As of 31 March 2014, UBS was in compliance with FINMA liquidity requirements.

Pro-forma Liquidity Coverage Ratio (LCR)

CHF billion, except where indicated	31.3.14	31.12.13
Cash outflows	239	236
Cash inflows	107	97
Net cash outflows	133	139
Liquidity asset buffer	146	153
Regulatory LCR (%)	110	110
Additional contingent funding sources[1]	56	54
Management LCR (%)	152	148

(1)	Additional contingent funding sources including dedicated local liquidity reserves and additional unutilised borrowing capacity.

Pro-forma Net Stable Funding Ratio (NSFR)

CHF billion, except where indicated	31.3.14	31.12.13
Available stable funding	358	346
Required stable funding	336	318
NSFR (%)	107	109

Pro-forma Liquidity asset buffer

	31.3.14			31.12.13
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	87	0	87	80	0	80
Financial investments available-for-sale	23	14	37	33	12	45
of which: government bills/bonds	23	0	23	32	0	32
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	0	14	14	1	12	13
Reverse repurchase agreements	0	1	1	2	2	2
Central bank pledges[1]	12	10	21	16	10	27

Total	122	24	146	129	24	153

(1)	Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognised on the balance sheet, and which have subsequently been pledged to central banks.

Funding

The composition of the Group’s funding sources shifted somewhat from unsecured to secured funding during the quarter, as the percentage contribution of repurchase agreements and securities lending increased to 4.7% from 3.5% (as shown in the “Funding by product and currency” table). The increase in secured funding was mainly related to higher business activity levels in the Investment Bank. Reliance on unsecured wholesale funding continued to decline in the quarter, while overall customer deposits remained stable at 59% of the Group’s total funding sources. The ratio of customer deposits to outstanding loan balances was 132% compared with 136% as of 31 December 2013.

The Group’s outstanding long-term debt, including structured debt reported as financial liabilities at fair value, decreased by CHF 1 billion to CHF 123 billion as of 31 March 2014, remaining at 19% of the Group’s funding sources. Excluding structured debt, long-term debt – which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet – remained at CHF 54 billion as of 31 March 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the first quarter of 2014, the Group continued to raise medium- and long-term funds through medium-term notes and private placements and through Swiss Pfandbriefe issuances. Additionally, it contributed to its targeted loss-absorbing capital through the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. These 12-year notes with an optional call at year seven will pay a non-deferrable coupon at an initial rate of 4.75%. There were also two redemptions during the quarter: a USD 0.8 billion 3-year 2.25% fixed rate and a USD 0.6 billion 3-year floating rate public senior unsecured bond. Additionally, CHF 0.6 billion of Swiss Pfandbriefe matured during the first quarter. In April 2014, the Group launched a EUR 1.0 billion 7-year 1.375% fixed rate covered bond.

The Group’s short-term interbank deposits (presented as Due to banks on the balance sheet), together with its outstanding short-term debt, represented 5.5% of total funding sources compared with 6.1% as of 31 December 2013.

Funding by product and currency

	In Chf billion All currencies		All currencies(1)		CHF(1)		EUR(1)		USD(1)		Others(1)
	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	3.3.14	31.12.13	31.3.14	31.12.13
Securities lending	13.4	9.5	2.0	1.4	0.4	0.3	0.4	0.3	1.0	0.6	0.2	0.2
Repurchase agreements	17.7	13.8	2.7	2.1	0.0	0.0	0.5	0.5	1.6	1.3	0.6	0.3
Due to banks	14.1	12.9	2.1	1.9	0.5	0.5	0.2	0.2	0.6	0.7	0.8	0.6
Short-term debt issued(2)	22.4	27.6	3.4	4.2	0.2	0.3	0.2	0.2	2.6	3.2	0.4	0.5
Retail savings/deposits	144.4	143.1	21.9	21.7	13.8	13.6	0.9	1.0	7.1	7.1	0.0	0.0
Demand deposits	176.3	179.0	26.7	27.1	9.0	8.9	5.4	5.4	8.7	8.9	3.6	3.9
Fiduciary deposits	20.3	21.5	3.1	3.2	0.0	0.1	0.6	0.6	2.1	2.2	0.4	0.4
Time deposits	47.8	47.3	7.2	7.2	0.7	0.4	0.3	0.3	3.9	4.0	2.3	2.5
Long-term debt issued(3)	123.1	123.9	18.7	18.8	2.9	3.0	6.1	5.6	7.7	7.9	2.0	2.2
Cash collateral payables on derivative instruments	46.7	49.5	7.1	7.5	0.3	0.3	3.4	3.4	2.6	2.8	0.7	1.0
Prime brokerage payables	34.0	32.5	5.1	4.9	0.1	0.0	0.6	0.7	3.5	3.3	0.9	0.8

Total	660.2	660.5	100.0	100.0	27.9	27.2	18.5	18.3	41.5	42.0	12.0	12.5

(1)	As a percent of total funding sources.
(2)	Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market papers.
(3)	Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Maturity analysis of assets and liabilities

The table below provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which the Group could be required to pay and the contractual maturity of assets is based on carrying amounts and the latest date the asset will mature. This basis of presentation is in accordance with the respective recommendation of the Enhanced Disclosure Task Force and differs from “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of the UBS 2013 Form 20-F on page 456, which is presented on an undiscounted basis, as required by IFRS.

Derivative replacement values and trading portfolio assets and liabilities are assigned to the column Due less than 1 month, although the respective contractual maturities may extend over significantly longer periods.

Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the Perpetual / not applicable time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the Perpetual / not applicable time bucket.

Non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities) are generally included in the Perpetual / not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities

CHF billion	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual / Not applicable	Total
Assets
Cash and balances with central banks	87.5									87.5
Due from banks	16.8	1.1	1.3	0.4	0.0	0.0	0.1	0.0		19.7
Cash collateral on securities borrowed	30.1	0.0	0.0		0.0					30.1
Reverse repurchase agreements	60.7	11.3	4.5	1.7	2.0	0.3	0.1			80.6
Trading portfolio assets	125.7									125.7
of which: assets pledged as collateral which may be sold or repledged by counterparties	46.9									46.9
Positive replacement values	215.3									215.3
Cash collateral receivables on derivative instruments	25.8									25.8
Financial assets designated at fair value	0.0	0.2	0.2	0.1	0.4	1.1	2.7	0.6	0.6	5.9
Loans	107.2	38.4	19.8	7.0	5.9	21.8	46.9	47.7		294.8
of which: residential mortgages	18.6	20.0	13.2	3.1	3.2	13.2	30.8	36.6		138.7
of which: commercial mortgages	4.7	5.8	1.7	0.6	0.5	1.7	4.1	3.4		22.5
of which: Lombard loans	70.3	9.9	3.7	2.3	1.8	1.7	1.8	0.1		91.7
of which: other loans	13.5	2.8	1.2	1.1	0.4	5.2	9.9	3.2		37.4
of which: securities							0.2	4.4		4.6
Financial investments available-for-sale	3.3	8.9	3.7	2.6	5.3	13.9	10.0	4.5	0.9	53.2
Investments in associates									0.8	0.8
Property and equipment									6.1	6.1
Goodwill and intangible assets									6.2	6.2
Deferred tax assets									8.4	8.4
Other assets	17.9						1.7	2.9		22.5

Total assets as of 31 March 2014	690.2	59.9	29.5	11.8	13.7	37.3	61.5	55.7	23.0	982.5

Liabilities
Due to banks	11.3	1.7	0.2	0.3	0.2	0.1	0.3	0.0		14.1
Cash collateral on securities lent	10.1	2.7	0.5							13.4
Repurchase agreements	14.8	1.7	0.6	0.1	0.1		0.2	0.1		17.7
Trading portfolio liabilities	29.5									29.5
Negative replacement values	210.1									210.1
Cash collateral payables on derivative instruments	46.7									46.7
Financial liabilities designated at fair value	2.7	3.4	6.3	3.2	3.9	11.8	17.4	18.5	1.5	68.7
Due to customers	376.2	7.4	2.4	1.4	1.2	0.1	0.1	0.1		388.8
Debt issued	6.6	12.5	4.9	3.7	4.4	6.8	18.1	18.6	1.2	76.8
Provisions	3.2									3.2
Other liabilities	60.8	1.2	0.1			0.1	0.2	0.2		62.7

Total liabilities as of 31 March 2014	772.0	30.6	15.1	8.7	9.8	18.8	36.4	37.6	2.7	931.6

Financial liabilities not recognised on balance sheet
Loan commitments	56.6	0.1	0.1	0.0	0.0	0.0	0.0			56.9
Underwriting commitments	0.7	1.0								1.7

Total commitments	57.3	1.1	0.1	0.0	0.0	0.0	0.0	0.0		58.6

Guarantees	17.8	0.0	0.0	0.0	0.0	0.1	0.1	0.0		18.2

Reverse repurchase agreements	20.9									20.9
Securities borrowing agreements	0.3									0.3

Total as of 31 March 2014	96.3	1.1	0.1	0.1	0.0	0.1	0.1	0.0		97.9

Liquidity and funding management – second quarter 2014

The Group’s liquidity position remained strong during the quarter. The Group further strengthened its funding profile through the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes and a EUR 1.0 billion 7-year covered bond.

Strategy and objectives

The Group manages its liquidity and funding risk with the overall objective of optimising the value of its business franchise across a broad range of market conditions and in consideration of current and future regulatory constraints. In line with the implementation of its strategy, as its balance sheet assets are reduced, the Group generates capacity within its liquidity and funding positions. The Group employs a number of measures to monitor its liquidity and funding positions under normal and stressed conditions. In particular, it uses stress scenarios to apply behavioural adjustments to its balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

The Group’s funding diversification and global scope help protect its liquidity position in the event of a crisis. The Group’s contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilised liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. The Group regularly assesses and tests all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The Bank for International Settlements (BIS) future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018).

In June 2014, the Swiss Federal Council adopted the revised Liquidity Ordinance and in July 2014 FINMA issued the final version of its revised circular “Liquidity risks – banks.” The revised ordinance and the circular represent the implementation of the Basel III LCR in Switzerland and include some differences compared with the BIS guidance. As a Swiss SRB, the Group will have to comply with an LCR of 100% as of 1 January 2015. Refer to the “Regulatory and legal developments and financial reporting changes” section of the Second Quarter 2014 Report, which is also included in this Prospectus under “Annex A: Operating and Financial Review – Section B: Regulatory Developments”, for more information. Therefore, on account of this developing regulatory regime, in the interim, the Group’s LCR and NSFR ratios are only calculated on a pro-forma basis, using current supervisory guidance from FINMA. The pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 30 June 2014, the Group was in compliance with the existing FINMA liquidity requirements. Its estimated pro-forma NSFR was 105%, down from 107% as of 31 March 2014, due to an increase in required stable funding. Its estimated pro-forma regulatory LCR stood at 117%, an increase from 110% as of 31 March 2014, reflecting decreased projected net cash outflows, as well as an increase in the liquidity asset buffer to CHF 151 billion from CHF 146 billion. The Group also calculates a management LCR that includes, in addition to the liquidity asset buffer, additional high-quality and unencumbered contingent funding sources not eligible under the regulatory Basel III liquidity framework, primarily local liquidity reserves and unutilised funding capacity. Management LCR was 158% as of 30 June 2014. In aggregate, the sources of available liquidity considered for the management LCR represented 27% of the Group’s funded balance sheet assets as of 30 June 2014.

Pro-forma liquidity coverage ratio (LCR)

CHF billion, except where indicated	30.6.14	31.3.14
Cash outflows	230	239
Cash inflows	100	107
Net cash outflows	129	133
Liquidity asset buffer	151	146
Regulatory LCR (%)	117	110
Additional contingent funding sources[1]	54	56
Management LCR (%)	158	152

(1)	Additional contingent funding sources including dedicated local liquidity reserves and additional unutilised borrowing capacity.

Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	30.6.14	31.3.14
Available stable funding	358	358
Required stable funding	342	336
NSFR (%)	105	107

Pro-forma liquidity asset buffer

	30.6.14			31.3.14
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	76	0	76	86	0	86
Due from banks[1]	9	0	9	2	0	2
Financial investments available-for-sale	22	15	37	23	14	37
of which: government bills/bonds	22	0	22	23	0	23
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	0	15	15	0	14	14
Reverse repurchase agreements	0	3	3	0	1	1
Central bank pledges(2)	16	10	26	12	10	21

Total	123	28	151	122	24	146

(1)	Term receivable from central bank.
(2)	Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognised on the balance sheet, and which have subsequently been pledged to central banks.

Funding

The percentage contribution of repurchase agreements and securities lending remained at 4.7% (as shown in the “Funding by product and currency” table below). The Group’s overall customer deposits remained at 59% of its total funding sources. The ratio of customer deposits to outstanding loan balances was 129% compared with 132% as of 31 March 2014.

The Group’s outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 1 billion to CHF 125 billion as of 30 June 2014, remaining at 19% of funding sources. Excluding structured debt, long-term debt – which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet – grew by CHF 1 billion to CHF 56 billion as of 30 June 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the second quarter of 2014, the Group continued to raise medium- and long-term funds through medium-term note programmes and private placements and through Swiss Pfandbriefe issuances. In April, a EUR 1.0 billion 7-year 1.375% fixed rate covered bond was issued. In addition, in May, the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes contributed to the Group’s targeted loss-absorbing capital. These 10-year notes will pay a non-deferrable coupon at a rate of 5.125%. There were also three maturities during the quarter: two public senior unsecured bonds, a EUR 1.0 billion 5-year 5.625% fixed rate note and a EUR 0.5 billion 2-year floating rate note, and a CHF 0.4 billion 10-year subordinated issue. In addition, CHF 0.3 billion of Swiss Pfandbriefe matured during the second quarter.

The Group’s short-term interbank deposits (presented as Due to banks on the balance sheet), together with outstanding short-term debt, represented 5.8% of total funding sources compared with 5.5% as of 31 March 2014.

Funding by product and currency

	All currencies		All currencies(1)		CHF(1)		EUR(1)		USD(1)		Others(1)
In Chf billion	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14
Securities lending	12.3	13.4	1.9	2.0	0.4	0.4	0.3	0.4	0.9	1.0	0.3	0.2
Repurchase agreements	18.7	17.7	2.8	2.7	0.0	0.0	1.0	0.5	1.3	1.6	0.5	0.6
Due to banks	13.3	14.1	2.0	2.1	0.4	0.5	0.4	0.2	0.7	0.6	0.6	0.8
Short-term debt issued(2)	25.4	22.4	3.8	3.4	0.1	0.2	0.2	0.2	3.1	2.6	0.4	0.4
Retail savings/deposits	145.5	144.4	21.9	21.9	14.0	13.8	0.9	0.9	7.0	7.1	0.0	0.0
Demand deposits	175.1	176.3	26.4	26.7	8.6	9.0	5.4	5.4	8.8	8.7	3.6	3.6
Fiduciary deposits	19.5	20.3	2.9	3.1	0.0	0.0	0.5	0.6	2.0	2.1	0.4	0.4
Time deposits	48.3	47.8	7.3	7.2	0.8	0.7	0.3	0.3	4.0	3.9	2.2	2.3
Long-term debt issued(3)	124.5	123.1	18.8	18.7	2.8	2.9	5.9	6.1	8.1	7.7	2.0	2.0
Cash collateral payables on derivative instruments	43.7	46.7	6.6	7.1	0.2	0.3	2.8	3.4	2.9	2.6	0.7	0.7
Prime brokerage payables	37.5	34.0	5.6	5.1	0.1	0.1	0.7	0.6	4.0	3.5	0.9	0.9

Total	663.9	660.2	100.0	100.0	27.3	27.9	18.3	18.5	42.8	41.5	11.6	12.0

(1)	As a percent of total funding sources.
(2)	Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market papers.
(3)	Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Maturity analysis of assets and liabilities

The table below provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which the Group could be required to pay and the contractual maturity of assets is based on carrying amounts and the latest date the asset will mature. This basis of presentation is in accordance with the respective recommendation of the Enhanced Disclosure Task Force and differs from “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of the UBS 2013 Form 20-F on page 456, which is presented on an undiscounted basis, as required by IFRS.

Derivative replacement values and trading portfolio assets and liabilities are assigned to the column Due less than 1 month, although the respective contractual maturities may extend over significantly longer periods.

Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the Perpetual / not applicable time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the Perpetual / not applicable time bucket.

Non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities) are generally included in the Perpetual / not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities

CHF billion	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual / Not applicable	Total
Assets
Cash and balances with central banks	77.6									77.6
Due from banks	25.5	1.3	0.7	0.1	0.1	0.1	0.0	0.0		27.7
Cash collateral on securities borrowed	30.7		0.0	0.0	0.0					30.7
Reverse repurchase agreements	53.2	13.6	5.0	2.3	1.7	0.5	0.3			76.6
Trading portfolio assets	132.5									132.5
of which: assets pledged as collateral which may be sold or repledged by counterparties	49.4									49.4
Positive replacement values	204.7									204.7
Cash collateral receivables on derivative instruments	27.4									27.4
Financial assets designated at fair value	0.1	0.1	0.2	0.3	0.2	1.0	2.4	0.6	0.5	5.5
Loans	111.0	39.5	21.2	6.6	5.9	23.8	43.5	49.1		300.6
of which: residential mortgages	17.8	20.6	13.7	3.6	3.1	12.9	30.8	37.2		139.7
of which: commercial mortgages	4.4	5.5	2.1	0.6	0.4	1.8	4.0	3.3		22.1
of which: Lombard loans	74.0	10.6	3.9	2.0	1.5	1.7	1.7	0.1		95.5
of which: other loans	14.7	2.7	1.5	0.4	0.8	7.5	6.8	4.3		38.8
of which: securities							0.2	4.2		4.4
Financial investments available-for-sale	1.3	3.8	5.1	4.8	5.1	14.4	12.5	4.2	0.9	52.2
Investments in associates									0.8	0.8
Property and equipment									6.3	6.3
Goodwill and intangible assets									6.2	6.2
Deferred tax assets									8.1	8.1
Other assets	21.1	0.0	0.0	0.0	0.0	0.1	1.6	2.9		25.7

Total assets as of 30 June 2014	685.0	58.2	32.2	14.0	13.1	39.9	60.3	56.9	23.0	982.6

Liabilities
Due to banks	10.4	1.8	0.4	0.2	0.0	0.1	0.3	0.0		13.3
Cash collateral on securities lent	8.7	2.7	0.9							12.3
Repurchase agreements	15.7	2.3	0.2		0.2	0.1	0.3			18.7
Trading portfolio liabilities	29.9									29.9
Negative replacement values	203.4									203.4
Cash collateral payables on derivative instruments	43.7									43.7
Financial liabilities designated at fair value	2.8	3.8	3.9	3.8	5.3	11.6	17.3	18.7	1.7	68.9
Due to customers	374.3	8.5	2.8	1.3	1.2	0.1	0.2	0.1		388.5
Debt issued	6.3	8.2	13.3	4.6	2.2	7.7	15.6	21.9	1.2	81.0
Provisions	3.3									3.3
Other liabilities	65.6	1.9	0.1			0.1	0.2	0.2		68.2

Total liabilities as of 30 June 2014	764.2	29.2	21.7	9.9	8.9	19.6	34.0	40.9	2.9	931.2

Financial liabilities not recognized on balance sheet
Loan commitments	51.9	0.1	0.0	0.0	0.0	0.0	0.0			52.1
Underwriting commitments	1.1	0.2								1.2

Total commitments	52.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0		53.3

Guarantees	17.3	0.0	0.0	0.0	0.0	0.1	0.1	0.0		17.7

Reverse repurchase agreements	22.5									22.5
Securities borrowing agreements	0.2									0.2

Total as of 30 June 2014	92.9	0.3	0.1	0.1	0.0	0.1	0.1	0.0		93.7

Section C: Currency Management

The Group currency management activities are designed to reduce adverse currency effects on its reported financial results in Swiss francs, within limits set by the Board of Directors. Group Treasury focuses on three principal areas of currency risk management: currency-matched funding of investments in non-Swiss franc assets and liabilities, sell-down of non-Swiss franc profits and losses and selective hedging of anticipated non-Swiss franc profits and losses. Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity.

Currency-matched funding and investment of non-Swiss franc assets and liabilities

For monetary balance sheet items and non-core investments, as far as it is practical and efficient the Group follows the principle of matching the currencies of the Group’s assets and liabilities for funding purposes. This avoids profits and losses arising from the retranslation of non-Swiss franc assets and liabilities.

Net investment hedge accounting is applied to non-Swiss franc core investments to balance the effect of foreign exchange movements on both the CET1 capital ratio and CET1 capital on a fully applied basis. See further Note 1a to the consolidated financial statements (Significant accounting policies) on pages 359-375 (inclusive) and Note 14 to the consolidated financial statements (Derivative instruments and hedge accounting) on pages 399-406 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Sell-down of reported profits and losses

Reported profit and losses are translated each month from their original transaction currencies into Swiss francs using the relevant month-end rate. Monthly income statement items of foreign subsidiaries and branches with a functional currency other than the Swiss franc are translated into Swiss francs using the relevant month-end rate. Weighted average rates for a year represent an average of 12 month-end rates, weighted according to the income and expense volumes of all foreign subsidiaries and branches with the same functional currency for each month. To reduce earnings volatility on the retranslation of previously recognised earnings in foreign currencies, Group Treasury centralises the profits and losses arising in UBS AG (Parent Bank) and its branches and sells or buys the profit or loss for Swiss francs. The Group’s operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of net investment hedge accounting.

Hedging of anticipated future reported profit and losses

At any time, the Group ALCO may instruct Group Treasury to execute hedges to protect anticipated future profit and losses in foreign currencies against possible adverse trends of foreign exchange rates. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and are subject to internal market risk value-at-risk (“VaR”) and stress loss limits.

Section D: Capital Management

Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (“SRB”).

Capital management objectives

Adequate capital is a prerequisite to support the Group’s business activities, in accordance with both its own internal assessment and regulatory requirements. The Group aims to maintain a strong capital position and sound capital ratios at all times and therefore considers not only the current situation but also projected business and regulatory developments. The Group is committed to continuing to improve these ratios, mainly through a combination of retained earnings, the issuance of additional loss-absorbing capital (“LAC”) and efforts to reduce RWA.

Ongoing compliance with regulatory capital requirements and target capital ratios is central to the Group’s capital adequacy management. The Group is targeting a fully applied CET1 ratio of 13%. By achieving its targets, the Group will exceed FINMA’s requirements for Swiss SRBs, which are stricter than BCBS requirements. The Group believes this will provide even greater comfort to the Group’s stakeholders, further increase confidence in the firm and contribute to strong external credit ratings. More details about the Group’s targets can be found in the section headed “The Group’s strategy” in this prospectus. Refer to the “Swiss SRB and BIS Basel III capital requirements” section for more information on differences in capital requirements.

Annual strategic and ongoing capital planning process

The annual strategic planning process incorporates a capital planning component and is key in defining mid- and longer-term capital targets. It is based on an attribution of Group RWA and leverage ratio denominator (“LRD”) limits to the business divisions. These resource allocations in turn impact business plans and earnings projections, which are then reflected in the Group’s capital plans.

Capital limits and targets are established at both Group and business division levels, and submitted to the Board of Directors for approval or for information on at least an annual basis. Group Treasury monitors and plans for consolidated RWA, LRD and capital developments. Monitoring activities may form the basis of adjustments to RWA and / or LRD limits, actions related to the issuance or redemption of capital instruments and other business-related decisions. In the event of limits being breached, an action plan is triggered, which defines remediating actions required to return the exposures to a limit-compliant level. Monitoring activities also consider developments in capital regulations.

Consideration of stress scenarios

Through a set of quantitative risk appetite objectives, the Group aims to ensure that aggregate risk exposure is within its desired risk capacity, based on its capital and business plans. The Group uses both scenario-based stress tests and statistical frameworks to assess the impact of a severe stress event at an aggregate, Group-wide level.

In addition to the fully applied CET1 capital ratio target of 13.0%, the Group’s commitment to progressive capital returns to shareholders with a payout ratio of at least 50% is also based on the objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis. At the end of the second quarter, the Group’s post-stress CET1 capital ratio exceeded this 10% objective.

To calculate the post-stress CET1 capital ratio, the Group forecasts capital one year ahead based on, amongst other things, internal projections of earnings, expenses and distributions to shareholders. It also forecasts one-year developments in RWA. It adjusts these forecasts based on assumptions as to how they may change as a result of a severe stress event. It then further deducts from capital the stress loss estimated using the combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to the Group’s results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on the business forecasts or in the results of the CST, could have a material effect on the Group’s stress scenario results and on its calculated fully applied post-stress CET1 capital ratio.

The CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on the selection and definition by the Group of potential stress scenarios, and on assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. The Group periodically reviews these methodologies and assumptions are subject to periodic review and change on a regular basis. The Group’s risk exposure measurement methodologies may change in response to developing market practice and enhancements to its own risk control environment; input parameters for models may change due to changes in positions, market parameters and other factors. The Group’s stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

The Group’s business plans and forecasts are subject to inherent uncertainty. Its choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events. Its risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions and rely on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and the Group may therefore rely on prior month / quarter data as an estimate. All of these factors may result in the post-stress CET1 capital ratio, as calculated using the Group’s methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

More information about the Group’s risk appetite framework and combined stress framework can be found in the section headed “Risk management and control” on pages 150-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Capital adequacy management

The Group manages its capital according to its capital ratio targets. In the target-setting process, the Group takes into account the current and future capital requirements set by regulators as well as actual and potential future capital requirements including capital buffer requirements. The Group also considers its aggregate risk exposure in terms of capital-at-risk, the views of rating agencies, comparisons with peer institutions and the impact of expected accounting policy changes. The Group’s progress in 2013 and 2014 towards meeting the Swiss SRB Basel III fully applied capital requirements was evidenced by a series of capital transactions, including the following:

•	the redemption of CHF 1.0 billion of two tier 2 capital instruments and the repurchase of CHF 1.0 billion of certain other tier 2 capital instruments in a public tender offer, as these capital instruments are not eligible for full recognition under Basel III and are being phased out by 2019;

•	an increase in the Group’s Deferred Contingent Capital Plan (DCCP) of CHF 0.5 billion to a total of CHF 1.0 billion, under which deferred compensation balances will forfeit if a 7% Basel III CET1 ratio level (or 10% with respect to awards granted to GEB members) is breached or if a viability event occurs during the five-year period after the award date; and

•	the Group’s issuances of Basel III-compliant tier 2 loss-absorbing notes with a nominal amount of USD 1.5 billion in May 2013, EUR 2.0 billion in February 2014 and USD 2.5 billion in May 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

Active management of RWA

The Group has a strong track record of RWA reduction, surpassing its 2013 Basel III RWA targets well ahead of schedule and demonstrating progress towards achieving its RWA target of less than CHF 200 billion by 2017 on a fully applied basis, despite the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

Having fully adapted its business to Basel III, the Investment Bank has operated with fully applied RWA of less than CHF 70 billion as of the end of each quarter in 2013, as well as at the end of first and second quarter 2014. In line with the Group’s strategy to deploy capital efficiently, RWA are expected to increase both in the Group’s wealth management businesses and in Retail & Corporate, as the Group delivers attractive lending and mortgage opportunities to its clients.

With the transfer of non-core assets from the Group’s Investment Bank to its Non-core and Legacy Portfolio unit, Corporate Center was tasked with managing these diversified assets in a manner that protects shareholder value and within the same robust oversight structure that successfully supported the Group’s RWA reduction in its Legacy Portfolio. While the Group managed approximately CHF 102.5 billion of RWA in the Group’s Non-core and Legacy Portfolio unit at the beginning of 2013, it reduced these to CHF 64 billion as of 31 December 2013 and therefore significantly exceeded its target of CHF 85 billion for that unit by the end of 2013. The Group aims to further reduce RWA in its Non-core and Legacy Portfolio to approximately CHF 40 billion by the end of 2015 and CHF 25 billion by the end of 2017.

Active management of sensitivity to currency movements

The majority of the Group’s capital and a significant portion of its RWA are denominated in Swiss francs, but the Group also holds RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect the Group’s key ratios, and Group Treasury is mandated with the task of minimising such effects. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to the Group’s capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 31 December 2013, the Group estimated that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,075 million (31 December 2012: CHF 845 million) and would decrease the CET1 capital ratio by 15 basis points (31 December 2012: 30 basis points). Conversely, the Group estimated that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 973 million (31 December 2012: CHF 764 million) and would increase the CET1 capital ratio by 15 basis points (31 December 2012: 30 basis points). As of 31 March 2014, the Group estimated that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 990 million (31 December 2013: CHF 1,075 million) and would decrease the CET1 capital ratio by 19 basis points (31 December 2013: 15 basis points). Conversely, it estimated that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 896 million (31 December 2013: CHF 973 million) and would increase the CET1 capital ratio by 18 basis points (31 December 2013: 15 basis points). As of 30 June 2014, the Group estimated that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,064 million (31 March 2014: CHF 990 million) and would decrease the CET1 capital ratio by 15 basis points (31 March 2014: 19 basis points). Conversely, the Group estimated that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 962 million (31 March 2014: CHF 896 million) and would increase the CET1 capital ratio by 14 basis points (31 March 2014: 18 basis points).

Swiss SRB Basel III capital framework

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, it is required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB. All the capital disclosures in this section therefore focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regulations are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital”.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognised for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into the Group’s calculations of capital, RWA and capital ratios on a phase-in basis and are entirely reflected in the Group’s capital, RWA and capital ratios on a fully applied basis.

Effective January 2014, the Group has deducted from its phase-in CET1 capital 20% of deferred tax assets recognised for tax loss carry-forwards as well as 20% of the effects related to defined benefit plans. These consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA, related to the adoption of IAS 19 (revised), has been reduced by 20%.

Furthermore, based on current FINMA regulation, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, the Group’s capital and capital ratios include the applicable portion of these capital instruments not yet phased out. The Group’s capital and capital ratios on a fully applied basis do not include these capital instruments.

On 20 December 2013, FINMA issued a decree primarily concerning the regulatory capital requirements of UBS AG (Parent Bank) on a standalone basis. The decree makes changes effective 1 January 2014 to parent bank capital requirements designed to ensure that the fulfillment of the capital requirements at the UBS AG (Parent Bank) level does not result in a de facto overcapitalisation of the Group.

All Basel III numbers for 31 December 2012 provided in this Prospectus are on a pro-forma basis. The pro-forma numbers were either disclosed in the Group’s report for the fourth quarter of 2012 and / or UBS 2012 Form 20-F or were introduced as comparatives during 2013. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with the Group’s primary regulator) of the effect of these new capital charges.

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Ordinance and regulations issued by FINMA. UBS, Credit Suisse and Zürcher Kantonalbank are required to comply with specific Swiss SRB rules.

As of 31 December 2013, the Group’s total capital requirement was 8.6% of its RWA. This requirement consisted of: (i) base capital of 3.5%, (ii) buffer capital of 3.6% (including a countercyclical buffer capital requirement that increased the Group’s effective capital requirement by 0.1%) and (iii) progressive buffer capital of 1.5%. As of 31 December 2013, the Group satisfied the base and buffer (including the countercyclical buffer) capital requirements through the Group’s CET1 capital. High- and low-trigger loss-absorbing capital significantly exceeded the progressive buffer capital requirement.

As of 31 March 2014, the Group’s total capital requirement was 11.4% of RWA compared with 8.6% as of 31 December 2013. The requirement as of 31 March 2014 consisted of: (i) base capital of 4%, (ii) buffer capital of 4.6%, including a countercyclical buffer capital requirement that increased the effective capital requirement by 0.1%, and (iii) progressive buffer capital of 2.8%. The Group satisfied these base and buffer (including the countercyclical buffer) capital requirements through CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

As of 30 June 2014, the Group’s total capital requirement was 11.5% of its RWA compared with 11.4% as of 31 March 2014. The requirement as of 30 June 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, reflecting a negligible effect of the increase in the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 2.8% of RWA. The Group satisfied these base and buffer (including the countercyclical buffer) capital requirements through CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. In February 2013, the Swiss Federal Council decided to activate a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014. This increase had only a negligible effect on the Group’s CET1 buffer capital requirement.

The Group’s requirement for the progressive buffer is dynamic and depends on its leverage ratio denominator (LRD) and its market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, down from the previously disclosed 6.0%, reflecting the reduction in the Group’s LRD from 2012 to 2013 as well as updated market share information for 2013 provided by FINMA in July 2014. The Group expects the requirement on a fully applied basis to reduce further to 4.5%, due to its planned further reduction of the LRD related to the implementation of its strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer, if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. The Group has announced a series of measures intended to improve its resolvability, including the transaction to which this Prospectus relates, the establishment of a new banking subsidiary in Switzerland, a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the U.S. The Group anticipates that these measures will allow the Group to qualify for a further rebate on the progressive buffer capital requirement.

Refer to “The Group’s Strategy” section of this Prospectus for more information about the Group’s targets. Refer to the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the Financial information sections of the First Quarter 2014 Report and the Second Quarter 2014 Report for more information on capital requirements of UBS AG.

Swiss SRB Basel III available capital versus capital requirements

				Phase-in
	Requirements			Actual information
	Capital ratio (%)		Capital	Capital ratio (%)			Capital						Capital type
CHF million, except where indicated	30.6.14		30.6.14	30.6.14	31.3.14	31.12.13	30.6.14		31.3.14		31.12.13
Base capital	4.0		9,196	4.0	4.0	3.5	9,196		9,195		8,000		CET1
Buffer capital	4.6		10,673	14.2	13.9	15.0	32,661	(1)	31,992	(1)	34,180	(1)	CET1
of which: effect of countercyclical buffer	0.1		327
Progressive buffer	2.8		6,506	4.5	3.5	2.5	10,396	(2)	8,078	(2)	5,665	(2)	LAC
Phase-out capital				1.2	1.3	1.3	2,734		2,957		2,971		Tier 2

Total	11.5	(3)	26,376	23.9	22.7	22.2	54,987		52,222		50,815

(1)	Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.
(2)	During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.
(3)	Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for the Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	30.6.14		31.3.14		31.12.13		30.6.14	31.3.14	31.12.13
Tier 1 capital	41,858	(1)	41,187	(1)	42,179	(1)	30,590	29,937	28,908
of which: common equity tier 1 capital	41,858		41,187		42,179		30,590	29,937	28,908
Tier 2 capital	13,130		11,035		8,636		10,396	8,078	5,665
of which: high-trigger loss-absorbing capital	943		951		955		943	951	955
of which: low-trigger loss-absorbing capital	9,453		7,127		4,710		9,453	7,127	4,710
of which: phase-out capital	2,734		2,957		2,971

Total capital	54,987		52,222		50,815		40,987	38,015	34,573

Common equity tier 1 capital ratio (%)	18.2		17.9		18.5		13.5	13.2	12.8
Tier 1 capital ratio (%)	18.2		17.9		18.5		13.5	13.2	12.8
Total capital ratio (%)	23.9		22.7		22.2		18.1	16.8	15.4

Risk-weighted assets	229,908		229,879		228,557		226,736	226,805	225,153

(1)	Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

Swiss SRB Basel III capital information

Capital information disclosures in this section focus on the Group. Capital information for UBS AG (Parent Bank) is included in the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of the First Quarter 2014 Report and the Second Quarter 2014 Report.

Capital ratios

As of 31 December 2013, the Group’s phase-in CET1 capital ratio was 18.5%, an increase of 3.2 percentage points compared with 15.3% as of 31 December 2012. On a fully applied basis, the Group’s CET1 capital ratio increased 3.0 percentage points to 12.8% during 2013. The significant improvement in the Group’s CET1 capital ratio was mainly due to a CHF 33.2 billion reduction in RWA in 2013, despite incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA. A CHF 2.1 billion increase in the Group’s CET1 capital, consistent with its strategy of high-quality capital accretion, also contributed to the increase in the Group’s CET1 capital ratio in 2013. The Group’s phase-in total capital ratio stood at 22.2% as of 31 December 2013 compared with 18.9% as of 31 December 2012. This improvement was primarily due to the aforementioned reduction in RWA and the increase in CET1 capital. The Group’s fully applied total capital ratio increased 4.0 percentage points to 15.4% as at 31 December 2013, compared with 31 December 2012.

As of 31 March 2014, the Group’s fully applied CET1 capital ratio was 13.2%, an increase of 0.4 percentage points compared with 31 December 2013. On a phase-in basis, CET1 capital ratio decreased 0.6 percentage points to 17.9% during the quarter. The increase in fully applied CET1 capital ratio was attributable to a CHF 1.0 billion increase in fully applied CET1 capital, which was mainly due to the first quarter net profit of CHF 1.1 billion. The reduction in phase-in CET1 capital ratio was primarily due to a CHF 1.0 billion decrease in phase-in CET1 capital. The decrease in phase-in CET1 capital was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit. The fully applied total capital ratio increased 1.4 percentage points to 16.8% as of 31 March 2014. The phase-in total capital ratio stood at 22.7% as of 31 March 2014 compared with 22.2% as of 31 December 2013. Both these improvements were primarily due to the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in February 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

As of 30 June 2014, the Group’s fully applied CET1 capital ratio was 13.5%, an increase of 0.3 percentage points compared with 31 March 2014. On a phase-in basis, CET1 capital ratio also increased 0.3 percentage points during the quarter to 18.2%. The increase in both fully applied and phase-in CET1 capital ratio was mainly attributable to a CHF 0.7 billion increase in both fully applied and phase-in CET1 capital. During the second quarter, the Group’s fully applied and phase-in total capital ratios increased 1.3 percentage points to 18.1% and 1.2 percentage points to 23.9%, respectively. This was primarily due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in May 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

Eligible capital

Common equity tier 1 (CET1) and tier 1 capital

The Group’s CET1 capital mainly comprises share capital, share premium, which primarily consists of additional paid-in capital related to shares issued, and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital” below.

As of 31 December 2013, 31 March 2014 and 30 June 2014, the Group’s phase-in tier 1 capital was equal to its phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in the Group’s fully applied tier 1 capital.

During 2013, phase-in CET1 capital increased by CHF 2.1 billion to CHF 42.2 billion. This increase was mainly due to the full year net profit attributable to UBS shareholders of CHF 3.2 billion and the exercise of the Group’s option to acquire the SNB StabFund’s equity, which resulted in a CHF 2.1 billion increase in capital. These increases were partly offset by an increased deduction for goodwill as a result of a reduction in hybrid capital against which this goodwill was previously offset, adverse foreign currency translation effects and a number of other required adjustments to regulatory capital. On a fully applied basis, CET1 capital increased by CHF 3.7 billion to CHF 28.9 billion as at 31 December 2013, largely due to the same factors that contributed to the increase in phase-in CET1 capital with the main exception being the effect of the goodwill deduction on phase-in CET1 capital, which is not relevant for the fully applied CET1 capital calculation.

During the first quarter of 2014, the Group’s fully applied CET1 capital increased by CHF 1.0 billion to CHF 29.9 billion, mainly due to the first quarter net profit. A further increase mainly relating to the reversal of amortisation of deferred tax assets for tax loss carry-forwards and changes to deferred tax assets arising from net deductible temporary differences was offset by the effect of dividend accruals. On a phase-in basis, CET1 capital decreased by CHF 1.0 billion to CHF 41.2 billion. This decrease was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit.

During the second quarter of 2014, the Group’s fully applied and phase-in CET1 capital both increased by CHF 0.7 billion, to CHF 30.6 billion and CHF 41.9 billion, respectively, mainly due to the second quarter net profit.

The analysis of the Group’s CET1 capital movement on both a phase-in and fully applied basis is shown in the tables “Swiss SRB Basel III capital movement” below.

Tier 2 capital

Low-trigger loss-absorbing capital accounted for CHF 4.7 billion of tier 2 capital as of 31 December 2013, CHF 7.1 billion of tier 2 capital as of 31 March 2014, and CHF 9.5 billion of tier 2 capital as of 30 June 2014. It consists of subordinated notes with a write-down threshold set at a 5% phase-in CET1 ratio (after giving effect to the write-down of any high-trigger loss-absorbing capital). Furthermore, the Group’s tier 2 capital included high-trigger loss-absorbing capital of CHF 1.0 billion, CHF 1.0 billion and CHF 0.9 billion on 31 December 2013, 31 March 2014 and 30 June 2014, respectively, in the form of awards under the Group’s DCCP, with a write-down threshold set at a 7% phase-in CET1 ratio or 10% with respect to awards granted to GEB members for the performance year 2013. Additionally, the loss-absorbing capital instruments would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability.

On 31 December 2013, 31 March 2014 and 30 June 2014, the remainder of tier 2 capital on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulation.

During 2013, the Group’s phase-in tier 2 capital decreased by CHF 0.9 billion to CHF 8.6 billion. This decrease was primarily due to the redemption and amortisation of tier 2 capital instruments of CHF 1.3 billion, the repurchase of certain other tier 2 capital instruments of CHF 1.0 billion in a public tender offer and adverse foreign currency translation effects, partly offset by an increase of CHF 1.2 billion in low-trigger loss-absorbing capital and CHF 0.5 billion in high-trigger loss-absorbing capital in the form of the Group’s DCCP. Fully applied tier 2 capital increased by CHF 1.5 billion to CHF 5.7 billion, almost entirely due to the issuance of loss-absorbing capital.

During the first quarter of 2014, the Group’s fully applied tier 2 capital increased by CHF 2.4 billion to CHF 8.1 billion. On a phase-in basis, tier 2 capital also increased by CHF 2.4 billion to CHF 11.0 billion. These increases were both due to the aforementioned issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes.

During the second quarter of 2014, the Group’s fully applied tier 2 capital increased by CHF 2.3 billion to CHF 10.4 billion. On a phase-in basis, tier 2 capital increased by CHF 2.1 billion to CHF 13.1 billion. These increases were both mainly due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

Swiss SRB Basel III capital movement for the year ended 31 December 2013

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.12	40.0	25.2
Movements during 2013:
Net profit attributable to UBS shareholders	3.2	3.2
Exercise of the SNB StabFund option	2.1	2.1
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.4	0.4
Foreign currency translation effects	(0.3)	(0.3)
Deferred tax assets recognised for tax loss carry-forwards, less deferred tax liabilities, as applicable		(0.1)
Compensation and own shares related capital components (including share premium)	(0.5)	(0.5)
Goodwill net of tax, less hybrid capital, as applicable (including goodwill relating to significant investments in financial institutions)	(1.2)
Defined benefit pension plans	(0.5)	0.0
Expected losses on advanced internal ratings-based portfolio less general provisions	(0.3)	(0.3)
Other	(0.9)	(0.9)
Total movement	2.1	3.7
Common equity tier 1 capital as of 31.12.13	42.2	28.9

Tier 2 capital as of 31.12.12	9.5	4.2
Movements during 2013:
Redemption and amortisation of phase-out capital instruments	(1.3)
Buyback of phase-out capital instruments	(1.0)
Increase in loss-absorbing capital	1.7	1.7
Foreign currency translation effects	(0.3)	(0.1)
Total movement	(0.9)	1.5
Tier 2 capital as of 31.12.13	8.6	5.7

Total capital as of 31.12.13	50.8	34.6
Total capital as of 31.12.12	49.6	29.3

Swiss SRB Basel III capital movement for the three months ended 31 March 2014

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.13	42.2	28.9
Movements during the first quarter of 2014:
Net profit attributable to UBS shareholders	1.1	1.1
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(0.1)	(0.1)
Compensation and own shares related capital components (including share premium)	0.2	0.2
Defined benefit pension plans, 20% phase-in effect as of 1.1.14	(0.7)
Defined benefit pension plans movements during the first quarter of 2014	0.3	(0.2)
Deferred tax assets recognised for tax loss carry-forwards, 20% phase-in effect as of 1.1.14	(1.3)
Deferred tax assets recognised for tax loss carry-forwards movements during the first quarter of 2014	0.1	0.5
Foreign currency translation effects	(0.1)	(0.1)
Other	(0.5)	(0.5)
Total movement	(1.0)	1.0
Common equity tier 1 capital as of 31.3.14	41.2	29.9

Tier 2 capital as of 31.12.13	8.6	5.7
Movements during the first quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.4	2.4
Foreign currency translation effects	0.0	0.0
Total movement	2.4	2.4
Tier 2 capital as of 31.3.14	11.0	8.1

Total capital as of 31.3.14	52.2	38.0
Total capital as of 31.12.13	50.8	34.6

Swiss SRB Basel III capital movement for the three months ended 30 June 2014

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.14	41.2	29.9
Movements during the second quarter of 2014:
Net profit attributable to UBS shareholders	0.8	0.8
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.0	0.0
Compensation and own shares related capital components (including share premium)	0.0	0.0
Defined benefit plans	0.1	(0.1)
Deferred tax assets recognised for tax loss carry-forwards	0.0	0.2
Foreign currency translation effects	0.0	0.0
Other	(0.2)	(0.2)
Total movement	0.7	0.7
Common equity tier 1 capital as of 30.6.14	41.9	30.6

Tier 2 capital as of 31.3.14	11.0	8.1
Movements during the second quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.3	2.3
Other	(0.2)
Total movement	2.1	2.3
Tier 2 capital as of 30.6.14	13.1	10.4

Total capital as of 30.6.14	55.0	41.0
Total capital as of 31.3.14	52.2	38.0

Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.6.14	31.3.14	31.12.13	30.6.14	31.3.14	31.12.13
Equity attributable to UBS shareholders	49,532	49,023	48,002	49,532	49,023	48,002

Equity attributable to preferred note holders and non-controlling interests	1,918	1,913	1,935	1,918	1,913	1,935

Total IFRS equity	51,450	50,937	49,936	51,450	50,937	49,936

Equity attributable to preferred note holders and non-controlling interests	(1,918)	(1,913)	(1,935)	(1,918)	(1,913)	(1,935)
Defined benefit plans (before phase-in, as applicable)(1)	2,694	2,611	2,540	(1,672)	(1,500)	(952)
Defined benefit plans, 20% phase-in	(873)	(821)
Deferred tax assets recognised for tax loss carry-forwards (before phase-in, as applicable)(2)				(5,860)	(6,088)	(6,665)
Deferred tax assets recognised for tax loss carry-forwards, 20% phase-in	(1,173)	(1,217)
Goodwill, net of tax, less hybrid capital(3)	(3,037)	(2,998)	(3,044)	(6,124)	(6,088)	(6,157)
Intangible assets, net of tax	(400)	(414)	(435)	(400)	(414)	(435)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	221	240	304	221	240	304
Unrealised (gains)/losses from cash flow hedges, net of tax	(1,935)	(1,673)	(1,463)	(1,935)	(1,673)	(1,463)
Compensation and own shares-related capital components (not recognised in net profit)	(1,038)	(751)	(1,430)	(1,038)	(751)	(1,430)
Unrealised gains related to financial investments available-for-sale, net of tax	(293)	(304)	(325)	(293)	(304)	(325)
Prudential valuation adjustments	(105)	(98)	(107)	(105)	(98)	(107)
Consolidation scope	(68)	(64)	(55)	(68)	(64)	(55)
Other(4)	(1,668)	(2,347)	(1,806)	(1,668)	(2,347)	(1,806)
Common equity tier 1 capital	41,858	41,187	42,179	30,590	29,937	28,908

Hybrid capital subject to phase-out	3,087	3,089	3,113
Goodwill, net of tax, offset against hybrid capital	(3,087)	(3,089)	(3,113)
Additional tier 1 capital	0	0	0

Tier 1 capital	41,858	41,187	42,179	30,590	29,937	28,908

Tier 2 capital	13,130	11,035	8,636	10,396	8,078	5,665

Total capital	54,987	52,222	50,815	40,987	38,015	34,573

(1)	Phase-in number net of tax, fully applied number pre-tax.
(2)	Includes the reversal of deferred tax assets recognised for tax loss carry-forwards (CHF 690 million) related to the cumulative IAS 19R retained earnings implementation effect. It also includes the reversal of CHF 346 million deferred tax liabilities related to the net defined benefit plans and post-employment assets of CHF 1.7 billion for the Swiss plan as of 30 June 2014 which do not count as Basel III capital.
(3)	Includes goodwill relating to significant investments in financial institutions of CHF 334 million.
(4)	Includes an accrual for distribution of capital contribution reserves, the net charge for the compensation-related increase in high-trigger loss-absorbing capital and other items.

Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, Bank for International Settlements (“BIS”) and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of the Group’s Investor Relations website at www.ubs.com/investors.

In order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet is disclosed in the Group’s Basel III Pillar 3 disclosures, which are available on the Group’s Investor Relations website at www.ubs.com/investors.

BIS and Swiss SRB Basel III rules require banks to disclose differences between the accounting scope of consolidation and the regulatory scope of consolidation.

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2013 are available in the section headed “Financial information” of the UBS 2013 Form 20-F, which is incorporated herein by reference. Details as of 30 June 2014 on entities which are treated differently under the regulatory scope of consolidation are disclosed in the Group’s Basel III Pillar 3 First Half 2014 Report, which is available on the Group’s Investor Relations website at www.ubs.com/investors.

The Group has estimated the loss in capital that it could incur as a result of the risks associated with the matters described in “Note 22 Provisions and contingent liabilities” in the section headed “Financial information” of the UBS 2013 Form 20-F, and in “Note 14 Provisions and contingent liabilities” in the section headed “Financial information” of the First Quarter 2014 Report and the Second Quarter 2014 Report. The Group has utilised for this purpose the advanced measurement approach (“AMA”) methodology that it uses when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration the Group’s and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, the Group estimated the loss in capital that it could incur over a 12-month period as a result of the Group’s risks associated with these operational risk categories at CHF 2.7 billion as of 31 December 2013, at CHF 3.1 billion as of 31 March 2014 and at CHF 3.1 billion as of 30 June 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of the Group’s actual exposures in those matters and does not take into account any provisions recognised for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that the Group may incur with respect to those matters may be materially more or materially less than this estimated amount.

Further information is set out in Note 22 Provisions and contingent liabilities” in the section headed “Financial information” of the UBS 2013 Form 20-F, and in “Note 14 Provisions and contingent liabilities” in the section headed “Financial information” of the First Quarter 2014 Report and the Second Quarter 2014 Report, which are incorporated herein by reference.

Differences between Swiss SRB and BIS Basel III capital

The Group’s Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and phase-in basis, except for two specific items. Firstly, the amount of high-trigger loss-absorbing capital, in the form of awards under DCCP, was higher by CHF 92 million as of 31 December 2013, by CHF 280 million as of 31 March 2014, and by CHF 278 million as of 30 June 2014, as reported under Swiss SRB, as a result of differing regulatory treatment than under BIS Basel III. Secondly, a portion of unrealised gains on financial investments available-for-sale, totaling CHF 30 million as of 31 December 2013, CHF 33 million as of 31 March 2014 and CHF 59 million as of 30 June 2014, is recognised as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Risk-weighted assets

The Group’s RWA under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018. On a fully applied basis, net defined benefit-related assets / liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognised is deducted from common equity tier 1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets / liabilities are determined in accordance with the previous IAS 19 requirements (“corridor method”), and any defined benefit-related asset that is recognised is risk-weighted at 100%.

Phase-in RWA decreased by CHF 33.2 billion to CHF 228.6 billion in 2013 and fully applied RWA by CHF 32.9 billion to CHF 225.2 billion. These decreases were both mainly due to a CHF 41 billion reduction in credit risk RWA and a CHF 17 billion reduction in market risk RWA, partly offset by a CHF 25 billion increase in operational risk RWA, primarily due to the aforementioned supplemental operational risk capital analysis. In accordance with the Group’s strategy to focus on sustainable, less capital-intensive business activities and due to the Group’s active portfolio management and risk-mitigation activities, RWA both in the Investment Bank and in Corporate Center – Non-core and Legacy Portfolio were substantially reduced during 2013.

Phase-in RWA increased by CHF 1.3 billion to CHF 229.9 billion in the first quarter of 2014. This increase was mainly due to a CHF 3.5 billion increase in operational risk RWA and a CHF 1.8 billion increase in market risk RWA, partly offset by a CHF 4.3 billion reduction in credit risk RWA. On a fully applied basis, RWA increased by CHF 1.6 billion to CHF 226.8 billion, including the same effects as the phase-in RWA except for the aforementioned phase-in effect related to defined benefit pension plan-related assets.

Phase-in RWA were stable at CHF 229.9 billion in the second quarter of 2014. Market risk RWA decreased by CHF 2.3 billion, which was entirely offset by a CHF 1.4 billion increase in operational risk RWA, a CHF 0.5 billion increase in credit risk RWA and a CHF 0.4 billion increase in non-counterparty-related risk RWA. On a fully applied basis, RWA decreased slightly by CHF 0.1 billion to CHF 226.7 billion.

RWA movement by risk type, exposure and reporting segment, as of 31 December 2013

Credit risk

Phase-in credit risk RWA amounted to CHF 124 billion as of 31 December 2013 compared with CHF 166 billion as of 31 December 2012. This decrease was mainly due to a CHF 24 billion reduction related to Other exposure segments. This was primarily driven by a reduction in RWA for advanced and standardised credit valuation adjustments (“CVA”) of CHF 18 billion, mainly due to benefits from economic CVA hedges, ratings migration, reduced exposures and market-driven reductions in Corporate Center – Non core and Legacy Portfolio and to a lesser extent in the Investment Bank. Furthermore, a decline of CHF 6 billion was realised due to the sale of securitisation exposures in Corporate Center – Legacy Portfolio.

Credit risk RWA for exposures to corporates decreased by CHF 10 billion, primarily due to a reduction in drawn loans, undrawn loan commitments and derivative exposures in Wealth Management Americas, Investment Bank and Corporate Center – Non-core and Legacy Portfolio.

Credit risk RWA for exposures to banks declined by CHF 6 billion, mainly due to lower derivative exposures in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio.

In terms of movement by key driver, risk type and reporting segment, the decrease of CHF 41 billion in credit risk RWA was mainly driven by reductions in book size in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, primarily due to the aforementioned sale of securitisation exposures, trade compressions and reduced derivative exposures, and a net improvement in book quality, primarily driven by economic CVA hedges in Corporate Center – Non-core and Legacy Portfolio.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA amounted to CHF 13 billion as of 31 December 2013 compared with CHF 12 billion as of 31 December 2012.

Market risk

Phase-in market risk RWA amounted to CHF 14 billion as of 31 December 2013 compared with CHF 31 billion as of 31 December 2012. This decline was due to a CHF 5 billion decrease in the comprehensive risk measure, a decline of CHF 4 billion in the incremental risk charge and reductions of CHF 2 billion, CHF 3 billion and CHF 1 billion in RWA related to VaR, stressed VaR and risks-not-in-VaR, respectively. From a reporting segment perspective, the aforementioned decrease in market risk RWA was almost entirely recorded in Corporate Center – Non-core and Legacy Portfolio.

Substantially all of the decrease of CHF 17 billion in market risk RWA was the result of reduced market risk exposures. Only a small amount resulted from changes in methodology or routine model parameter updates.

More information on RWA by portfolio composition and exposure category can be found in the section headed “Corporate Center – Non-core and Legacy Portfolio” on pages 213-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Operational risk

Phase-in operational risk RWA amounted to CHF 78 billion as of 31 December 2013, an increase of CHF 25 billion compared with 31 December 2012, primarily due to incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

UBS received an order from FINMA announcing the imposition, with effect from 1 October 2013, of a temporary 50% add-on to the Group’s advanced measurement approach (“AMA”)-based operational risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters. During the fourth quarter of 2013 and January of 2014, UBS and FINMA reviewed the temporary operational risk-related RWA add-on that became effective on 1 October 2013. Following a review of the AMA model, the litigation exposures and contingent liabilities of the Group, provisioning movements and methodologies, and progress on managing other operational risks, the Group and FINMA mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental operational risk-related RWA calculated based upon this supplemental analysis as of 31 December 2013 was CHF 22.5 billion and was allocated to the business divisions and Corporate Center proportionally to the amount of allocated operational risk-related RWA excluding the incremental RWA as of 31 December 2013. The allocation methodology for operational risk-related RWA excluding the incremental RWA is based on the cumulative operational risk-related loss history of the business divisions and Corporate Center – Non-core and Legacy Portfolio.

Basel III RWA by risk type, exposure and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non- core and Legacy Portfolio	Total RWA		Total capital requirement(1)
Credit risk	12	8	30	3	36	5		31	124	(2)	11
Advanced IRB approach	8	2	27	1	29	4		25	97		8
Sovereigns	0	0	0	0	0	0		0	1		0
Banks	0	0	1	0	7	1		2	12		1
Corporates(3)	0	0	14	0	18	2		6	41		3
Retail	7	2	10	0	0	0		0	20		2
Other(4)	1	0	1	1	3	0		17	24		2

Standardised approach	4	6	3	1	7	1		6	27		2
Sovereigns	0	0	0	0	0	0		0	0		0
Banks	0	1	0	0	0	0		0	2		0
Corporates	2	3	2	1	2	2		2	14		1
Central counterparties	0	0	0	0	1	1		0	2		0
Retail	2	2	0	0	0	0		0	3		0
Other(4)	0	0	0	0	4	(2)		4	6		0

Non-counterparty-related risk	0	0	0	0	0	12		0	13		1
Market risk	0	2	0	0	8	(5	)(5)	9	14	(2)	1
Value-at-risk (VaR)	0	0	0	0	2	(1)		1	2		0
Stressed value-at-risk (SVaR)	0	1	0	0	3	(2)		2	3		0
Add-on for risks-not-in-VaR	0	0	0	0	1	0		1	2		0
Incremental risk charge (IRC)	0	0	0	0	2	(1)		0	1		0
Comprehensive risk measure (CRM)	0	0	0	0	0	0		4	4		0
Securitisation / re-securitisation in the trading book	0	0	0	0	0	0		2	2		0

Operational risk	9	15	1	1	19	9		23	78		7
of which: incremental RWA(6)	3	4	0	0	6	3		7	23		2
Total Basel III RWA phase-in	21	24	31	4	63	21		64	229		20

Phase-out items	0	0	2	0	0	1		0	3
Total Basel III RWA fully applied	21	24	30	4	62	21		64	225

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 8.6% of RWA.
(2)	In line with Basel III Pillar 1 requirements, RWA related to securitisation / re-securitisation in the trading book are newly presented as market risk RWA. Previously, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.
(3)	Includes stressed expected positive exposures across all exposure classes.
(4)	Includes securitisation / re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(5)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(6)	Reflects the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	31.12.12 (pro-forma)
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non- core and Legacy Portfolio	Total RWA		Total capital requirement(1)
Credit risk	11	9	31	3	42	6		64	166	(2)	13
Advanced IRB approach	8	2	28	2	36	4		54	133		11
Sovereigns	0	0	0	0	0	0		1	2		0
Banks	1	0	1	0	10	1		5	18		1
Corporates(3)	0	0	15	0	21	2		11	50		4
Retail	6	2	11	0	0	0		0	19		2
Other(4)	1	0	1	2	5	1		36	44		4

Standardised approach	3	7	2	1	6	2		10	33		3
Sovereigns	0	0	0	0	0	0		0	0		0
Banks	0	1	0	0	0	0		0	2		0
Corporates	2	4	2	1	1	1		4	15		1
Central counterparties	0	0	0	0	1	1		1	2		0
Retail	1	2	0	0	0	0		0	3		0
Other(4)	0	0	0	0	4	0		5	10		1
Non-counterparty-related risk	0	0	0	0	0	12		0	12		1

Market risk	0	2	0	0	7	(2	)(5)	25	31	(2)	2
Value-at-risk (VaR)	0	1	0	0	1	(2)		3	4		0
Stressed value-at-risk (SVaR)	0	1	0	0	2	(3)		5	6		0
Add-on for risks-not-in-VaR(6)	0	0	0	0	2	0		2	3		0
Incremental risk charge (IRC)	0	0	0	0	1	2		2	5		0
Comprehensive risk measure (CRM)	0	0	0	0	0	0		9	9		1
Securitisation/re-securitisation in the trading book	0	0	0	0	0	0		4	4	(2)	0

Operational risk	7	13	1	1	16	1		14	53		4

Total Basel III RWA phase-in	19	24	32	4	65	17		103	262		21

Phase-out items	0	0	2	0	1	1		0	4

Total Basel III RWA fully applied	18	23	30	4	64	16		103	258

(1)	Calculated based on our Swiss SRB Basel III total capital requirement of 8.0% of RWA.
(2)	In line with Basel III Pillar 1 requirements, RWA related to securitisation / re-securitisation in the trading book are newly presented as market risk RWA. Previously, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.
(3)	Includes stressed expected positive exposures across all exposure classes.
(4)	Includes securitisation / re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(5)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(6)	RWA related to risks-not-in-VaR are presented on a Basel 2.5 basis.

Basel III RWA by risk type, exposure and reporting segment

	31.12.13 vs 31.12.12 (pro-forma)
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement
Credit risk	1	(1)	(1)	0	(7)	(1)	(32)	(41)	(3)
Advanced IRB approach	1	1	(1)	0	(7)	0	(28)	(35)	(2)
Sovereigns	0	0	0	0	0	0	(1)	(1)	0
Banks	0	0	0	0	(3)	0	(4)	(6)	0
Corporates	0	0	0	0	(4)	0	(5)	(9)	0
Retail	1	1	0	0	0	0	0	1	0
Other	0	0	0	0	(1)	0	(18)	(20)	(1)

Standardised approach	1	(2)	0	0	0	(1)	(4)	(6)	0
Sovereigns	0	0	0	0	0	0	0	0	0
Banks	0	0	0	0	0	0	0	0	0
Corporates	0	(1)	0	0	1	1	(2)	(1)	0
Central counterparties	0	0	0	0	0	0	(1)	0	0
Retail	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	(1)	(2)	(2)	(4)	0

Non-counterparty-related risk	0	0	0	0	0	1	0	0	0

Market risk	0	0	0	0	1	(3)	(15)	(17)	(1)
Value-at-risk (VaR)	0	0	0	0	0	0	(2)	(2)	0
Stressed value-at-risk (SVaR)	0	0	0	0	0	1	(4)	(3)	0
Add-on for risks-not-in-VaR	0	0	0	0	0	0	(1)	(1)	0
Incremental risk charge (IRC)	0	0	0	0	1	(4)	(2)	(4)	0
Comprehensive risk measure (CRM)	0	0	0	0	0	0	(5)	(5)	0
Securitisation/re-securitisation in the trading book	0	0	0	0	0	0	(2)	(2)	0

Operational risk	2	2	0	0	4	8	9	25	2

Total Basel III RWA phase-in	3	1	0	0	(2)	5	(39)	(33)	(1)

Phase-out items	0	0	0	0	0	0	0	0

Total Basel III RWA fully applied	3	1	0	0	(2)	5	(39)	(33)

Basel III RWA movement by key driver, risk type and reporting segment

CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Group
Total RWA balance as of 31.12.12 (pro-forma)	19	24	32	4	65	17	103	262
Credit risk RWA movement during 2013	1	(1)	(1)	0	(7)	(1)	(32)	(41)
Methodology changes and model parameter updates	1	0	0	0	(3)	(1)	(3)	(6)
Acquisitions and disposals of business operations	0	0	0	0	0	0	0	0
Book quality	0	0	0	0	1	0	(4)	(3)
Book size	1	(1)	(1)	0	(4)	0	(24)	(29)
Foreign currency translation effects	0	0	0	0	(1)	0	(2)	(4)

Non-counterparty-related risk RWA movement during the year 2013	0	0	0	0	0	1	0	0
Exposure movements	0	0	0	0	0	1	0	0
Foreign currency translation effects	0	0	0	0	0	0	0	0

Market risk movement during 2013	0	0	0	0	1	(3)	(15)	(17)
Methodology changes	0	0	0	0	0	0	(1)	(1)
Model parameter updates	0	0	0	0	0	0	0	0
Regulatory add-ons	0	0	0	0	0	0	1	1
Movement in risk levels	0	0	0	0	1	(3)	(15)	(17)

Operational risk RWA movement during 2013	2	2	0	0	4	8	9	25

Incremental RWA	3	4	1	0	6	3	7	23
Other model parameter updates	(1)	(2)	0	0	(2)	5	2	2

Total movement	3	1	0	0	(2)	5	(39)	(33)

Total RWA balance as of 31.12.13 (phase-in)	21	24	31	4	63	21	64	229

Key drivers of RWA movement by risk type

The Group employs a range of analyses in its RWA monitoring framework to identify the key drivers of movements in the positions. This includes a top-down identification approach for several sub-components of the RWA movement, leveraging information available from its monthly detailed calculation, substantiation and control processes. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology. The Group transitioned to Basel III in the first quarter of 2013. As RWA as of 31 December 2012 represent Basel III pro-forma information, certain 2013 movements were allocated to the various movement types on a best efforts basis only.

Credit risk RWA movements

Methodology changes and model parameter updates: Represents RWA movements arising from the implementation of new models and from parameter changes to existing models. This movement type also includes regulatory methodology changes, reviews of modeling assumptions and refinements to the Group’s Basel III (pro-forma) calculations applied until January 2013. The RWA impact of model and methodology changes is estimated based on the portfolio at the time of the implementation of the change. Methodology changes and model parameter updates were not segregated due to a combination of the aforementioned complexity associated with the transition from Basel III (pro-forma) to Basel III, inherent complexity related to some components of credit risk and materiality aspects.

Acquisitions and disposals of business operations: Represents the movement in RWA as a result of the disposal or acquisition of business operations, quantified based on the credit risk exposures as at the end of the month preceding a disposal or following an acquisition. Acquisition and disposal of exposures in the ordinary course of business are reflected under book size.

Book quality: Represents RWA movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters which arise from actions such as, but not limited to, model recalibration, change in counterparty external rating or new credit hedges.

Book size: Represents RWA movements arising in the normal course of business, such as growth in credit exposures or reduction in book size from sales and write-offs. The amounts reported for each business division and Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period. Currently, the movement in book size is estimated based on amounts derived from the other four drivers. The Group will continue to refine its underlying RWA reporting.

Foreign currency translation effects: Represents RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.

Non-counterparty-related risk RWA movements

Exposure movements: Represents RWA movements arising in the normal course of business, such as purchase or sale of relevant underlying exposures.

Foreign currency translation effects: Represents foreign currency translation effects on RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.

Market risk RWA movements

Methodology changes: Represents methodology changes to the calculation driven by regulatory and internal policy decisions. In some cases, the effects of methodology changes have been assessed at the time of implementation, and may not reflect the effects for the entire year 2013. Further, methodology changes may, on occasion, be implemented at the same time as parameter updates and changes in regulatory add-ons, the effects of which cannot be fully disaggregated.

Model parameter updates: Includes routine updates to model parameters such as the roll-forward of the five-year historical data used for VaR. The effect of each parameter update, assessed at the point of implementation, has been used to approximate the combined effect over the year.

Regulatory add-ons: Represents entirely the “Risks-not-in-VaR (“RniV”)” add-on described in the “Risk management and control” section of UBS 2013 Form 20-F. The effect of the annual recalibration has been calculated by applying the old and new multiplication factors to the year-end VaR- and SVaR-based RWA.

Movement in risk levels: Represents changes as a result of movements in risk levels that are derived after accounting for the movements in the above three specific drivers. This includes changes in positions, effects of market moves on risk levels and currency translation effects. The amounts reported for each business division and Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period.

Operational risk RWA movements

Incremental RWA: Represents RWA movements relating to changes in the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

Other model parameter updates: Represents RWA movements arising from the regular update of the Group’s AMA model.

RWA movement, as of 31 March 2014

Credit risk

Phase-in credit risk RWA decreased by CHF 4.3 billion to CHF 120.0 billion as of 31 March 2014 compared with CHF 124.3 billion as of 31 December 2013, mainly due to lower RWA related to Corporates and Other exposure segments, partly offset by higher RWA related to Retail exposures. RWA related to exposures treated under the advanced internal ratings-based (“IRB”) and the standardised approaches decreased by CHF 2.5 billion and CHF 1.8 billion, respectively.

Total credit risk RWA for exposures to Corporates reduced by CHF 3.4 billion, which was primarily related to exposures treated under the advanced IRB approach. This reduction was mainly due to a lower book size resulting from derivative trade unwinds and trade compressions in Corporate Center – Non-core and Legacy Portfolio and a methodology change relating to the implementation of the Basel III exposure model for equity over-the-counter (OTC) derivatives in the Investment Bank.

Total credit risk RWA related to Other exposure segments decreased by CHF 2.8 billion, largely related to exposures measured under the advanced IRB approach in Corporate Center – Noncore and Legacy Portfolio, primarily due to a lower book size as a result of the sale of securitisation exposures and lower RWA for credit valuation adjustments (“CVA”). The implementation of the Basel III exposure model for equity OTC derivatives resulted in a reclassification of CHF 1.9 billion in CVA-related RWA from the standardised to the advanced IRB approach in the Investment Bank.

Credit risk RWA related to Retail exposures increased by CHF 2.0 billion, in line with expectations based on the methodology change relating to the FINMA requirement to apply a bank-specific multiplier on Swiss residential mortgages for banks using the IRB approach. The difference in the RWA calculation for Swiss residential mortgages between the advanced IRB and the standardised approaches will be further reduced annually until 2019.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA slightly increased by CHF 0.4 billion to CHF 13.0 billion.

Market risk

Phase-in market risk RWA amounted to CHF 15.5 billion as of 31 March 2014 compared with CHF 13.7 billion as of 31 December 2013. Incremental risk charge-related RWA increased by CHF 0.9 billion due to an increase in single-name risk and the reversal of a natural hedge benefit in the calculation, as certain residual positions in Non-core were migrated to the correlation portfolio included within the comprehensive risk measure (“CRM”). The consequential increase in CRM-related RWA was offset by a reduction in book size due to negotiated bilateral settlements of OTC derivative contracts. RWA related to securitisations / re-securitisations in the trading book increased by CHF 1.2 billion, in line with expectations based on the change in methodology due to the expiry of the transition phase mandated under the Basel 2.5 framework, i.e. net long and net short securitisation positions in the trading book require separate underpinning, rather than the higher of net long or net short positions underpinned until 31 December 2013.

Operational risk

Phase-in operational risk RWA amounted to CHF 81.4 billion as of 31 March 2014, an increase of CHF 3.5 billion compared with the prior quarter. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA increased by CHF 2.0 billion to CHF 24.5 billion as of 31 March 2014. Additionally, RWA increased as a result of a higher capital requirement based on the advanced measurement approach (AMA) model output using the latest FINMA-approved model parameters.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8		25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4		20.4	95.0	10.8
Sovereigns(2)	0.0	0.0	0.1	0.0	1.0	0.5		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	5.8	1.1		2.2	10.8	1.2
Corporates(2)	0.6	0.0	14.9	0.0	15.8	2.3		3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.4	5.8	0.5		14.2	23.6	2.7

Standardised approach	3.8	5.7	2.5	1.0	5.2	1.3		5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4		0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8		1.6	13.8	1.6
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0		0.0	3.5	0.4
Other(3)	0.2	0.1	0.6	0.0	1.7	(2.5)		3.5	3.7	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6		0.0	13.0	1.5
Market risk	0.0	1.0	0.0	0.0	7.8	(4.0	)(4)	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)		1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)		1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1		0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)		0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		3.9	4.0	0.5
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		2.8	3.0	0.3
Operational risk	9.5	15.4	1.4	1.1	20.9	9.4		23.5	81.4	9.3
of which: incremental RWA(5)	2.9	4.6	0.4	0.3	6.3	2.8		7.1	24.5	2.8

Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8		60.1	229.9	26.2

Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8		0.0	3.1

Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0		60.1	226.8

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.4% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	11.9	8.1	29.9	2.7	35.5	4.8		31.3	124.3	10.6
Advanced IRB approach	8.2	2.4	27.4	1.4	28.9	3.8		25.3	97.5	8.3
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.1		0.2	0.8	0.1
Banks	0.2	0.0	1.5	0.0	7.3	1.0		1.7	11.6	1.0
Corporates(2)	0.4	0.0	14.5	0.0	17.7	2.3		5.9	40.9	3.5
Retail	7.1	2.3	10.4	0.0	0.1	0.0		0.0	19.9	1.7
Other(3)	0.6	0.1	0.9	1.4	3.4	0.5		17.5	24.3	2.1

Standardised approach	3.7	5.7	2.5	1.2	6.6	1.0		6.0	26.8	2.3
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.1		0.0	0.3	0.0
Banks	0.2	0.8	0.1	0.1	0.1	0.3		0.5	2.0	0.2
Corporates	1.6	3.0	2.0	1.1	1.9	2.3		1.7	13.6	1.2
Central counterparties	0.0	0.0	0.0	0.0	1.0	0.6		0.2	1.8	0.2
Retail	1.6	1.7	0.0	0.0	0.0	0.0		0.0	3.3	0.3
Other(3)	0.2	0.1	0.5	0.0	3.5	(2.3)		3.6	5.8	0.5

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.2		0.0	12.6	1.1

Market risk	0.0	1.6	0.0	0.0	7.6	(4.9	)(4)	9.4	13.7	1.2
Value-at-risk (VaR)	0.0	0.4	0.0	0.0	1.6	(1.4)		1.1	1.7	0.1
Stressed value-at-risk (SVaR)	0.0	0.9	0.0	0.0	2.5	(2.3)		1.5	2.6	0.2
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.2	0.1		0.6	2.0	0.2
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.1	(1.4)		0.3	1.4	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		4.2	4.2	0.4
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.1	0.0		1.7	1.8	0.2

Operational risk	9.2	14.8	1.4	1.1	19.4	9.2		22.8	77.9	6.7
of which: incremental RWA(5)	2.7	4.3	0.4	0.3	5.6	2.7		6.6	22.5	1.9

Total RWA, phase-in	21.4	24.5	31.4	3.8	62.6	21.3		63.5	228.6	19.6

Phase-out items	0.4	0.2	1.7	0.1	0.4	0.7		0.0	3.4

Total RWA, fully applied	20.9	24.3	29.7	3.7	62.3	20.7		63.5	225.2

(1)	Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14 vs. 31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.1	0.0	2.2	(0.3)	(1.9)	1.0	(5.4)	(4.3)
Advanced IRB approach	0.1	0.0	2.3	0.0	(0.4)	0.6	(4.9)	(2.5)
Sovereigns	0.0	0.0	0.0	0.0	0.5	0.4	0.0	0.9
Banks	0.0	0.0	(0.1)	0.0	(1.5)	0.1	0.5	(0.8)
Corporates	0.2	0.0	0.4	0.0	(1.9)	0.0	(2.2)	(3.6)
Retail	(0.1)	(0.1)	2.0	0.0	0.0	0.0	0.0	1.8
Other	0.0	0.0	0.0	0.0	2.4	0.0	(3.3)	(0.7)

Standardised approach	0.1	0.0	0.0	(0.2)	(1.4)	0.3	(0.5)	(1.8)
Sovereigns	0.0	0.0	0.0	0.0	(0.1)	(0.1)	0.0	(0.1)
Banks	0.0	(0.1)	0.0	0.0	0.1	0.1	(0.2)	(0.1)
Corporates	(0.1)	0.2	(0.3)	(0.2)	0.1	0.5	(0.1)	0.2
Central counterparties	0.0	0.0	0.0	0.0	0.2	0.1	(0.1)	0.2
Retail	0.2	(0.1)	0.1	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(1.8)	(0.2)	(0.1)	(2.1)
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4

Market risk	0.0	(0.6)	0.0	0.0	0.2	0.9	1.3	1.8
Value-at-risk (VaR)	0.0	(0.2)	0.0	0.0	(0.1)	0.1	0.2	(0.1)
Stressed value-at-risk (SVaR)	0.0	(0.3)	0.0	0.0	0.0	0.2	0.2	0.1
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.2)	0.0	0.2	(0.1)
Incremental risk charge (IRC)	0.0	(0.1)	0.0	0.0	0.4	0.7	(0.1)	0.9
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(0.3)	(0.2)
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	1.1	1.2

Operational risk	0.3	0.6	0.0	0.0	1.5	0.2	0.7	3.5
of which: incremental RWA	0.2	0.3	0.0	0.0	0.7	0.1	0.5	2.0
Total RWA, phase-in	0.4	0.1	2.2	(0.2)	(0.1)	2.5	(3.4)	1.3

Phase-out items	0.0	(0.1)	(0.3)	0.0	(0.1)	0.1	0.0	(0.3)

Total RWA, fully applied	0.5	0.1	2.5	(0.2)	(0.1)	2.3	(3.4)	1.6

RWA movement, as of 30 June 2014

Credit risk

Phase-in credit risk RWA increased by CHF 0.5 billion to CHF 120.5 billion as of 30 June 2014 compared with CHF 120.0 billion as of 31 March 2014. Credit risk RWA increased by CHF 3.8 billion in the Investment Bank and by CHF 1.1 billion in Corporate Center – Core Functions, which was partly offset by reductions of CHF 4.1 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 0.6 billion in Retail & Corporate.

The increase of CHF 3.8 billion in the Investment Bank was mainly due to a CHF 2.7 billion increase related to exposures to Corporates which was primarily driven by temporarily higher RWA arising from aged trade settlements and from an increase in originated commercial real estate loans in advance of securitisation. A methodology change relating to the add-on agreed with FINMA for the probability of default calibration level on managed funds contributed to an increase of CHF 0.5 billion.

The increase of CHF 1.1 billion in Corporate Center – Core Functions was mainly due to a CHF 0.7 billion increase related to exposures to Banks, primarily due to book size increases in nostro accounts.

The decrease of CHF 4.1 billion in Corporate Center – Noncore and Legacy Portfolio was mainly due to the sale of securitisation exposures in the banking book and lower RWA for credit valuation adjustments (“CVA”), resulting in a CHF 3.7 billion reduction in the exposure segment Other.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased slightly by CHF 0.4 billion to CHF 13.4 billion, mainly as a result of an increase in deferred tax assets arising from temporary differences.

Market risk

Phase-in market risk RWA decreased by CHF 2.3 billion to CHF 13.2 billion, mainly due to the exit of the majority of the correlation trading portfolio in Corporate Center – Non-core which reduced the comprehensive risk measure-related RWA by CHF 2.4 billion. RWA related to securitisations / re-securitisations in the trading book decreased by CHF 1.1 billion due to exposure reductions in the Group’s Legacy Portfolio. These decreases were partly offset by a CHF 0.9 billion increase in stressed value-at-risk, mainly in the Investment Bank.

Operational risk

Phase-in operational risk RWA increased by CHF 1.4 billion to CHF 82.8 billion as of 30 June 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA increased by CHF 1.3 billion to CHF 25.8 billion as of 30 June 2014.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC– Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.2	8.3	31.5	2.4	37.4	6.9		21.8	120.5	13.8
Advanced IRB approach	8.2	2.6	29.0	1.3	32.2	4.3		15.8	93.5	10.7
Sovereigns(2)	0.0	0.0	0.1	0.0	1.1	0.3		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	6.1	1.6		1.8	11.1	1.3
Corporates(2)	0.4	0.2	14.4	0.0	17.6	1.9		3.4	37.8	4.3
Retail	7.1	2.3	12.2	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.3	7.3	0.5		10.5	21.3	2.4

Standardised approach	3.9	5.7	2.5	1.1	5.3	2.5		6.0	27.0	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.0	0.7		0.2	2.1	0.2
Corporates	1.5	3.1	1.7	1.0	2.9	3.4		2.1	15.7	1.8
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.9	1.7	0.1	0.0	0.0	0.0		0.0	3.6	0.4
Other(3)	0.2	0.1	0.7	0.0	1.1	(2.2)		3.5	3.5	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	13.0		0.0	13.4	1.5

Market risk	0.0	1.0	0.0	0.0	9.2	(3.9	)(4)	6.9	13.2	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)		0.9	1.8	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	3.3	(2.1)		1.9	3.6	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.1		0.8	2.2	0.3
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.7	(1.1)		0.3	2.1	0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		1.6	1.6	0.2
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		1.6	1.9	0.2

Operational risk	10.2	15.7	1.4	1.1	21.5	9.6		23.1	82.8	9.5
of which: incremental RWA(5)	3.2	4.9	0.4	0.4	6.7	3.0		7.2	25.8	3.0

Total RWA, phase-in	22.6	25.0	33.0	3.6	68.3	25.6		51.9	229.9	26.4

Phase-out items	0.5	0.1	1.4	0.1	0.3	0.8		0.0	3.2

Total RWA, fully applied	22.1	24.8	31.5	3.5	68.0	24.8		51.9	226.7

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.5% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8		25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4		20.4	95.0	10.8
Sovereigns(2)	0.0	0.0	0.1	0.0	1.0	0.5		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	5.8	1.1		2.2	10.8	1.2
Corporates(2)	0.6	0.0	14.9	0.0	15.8	2.3		3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.4	5.8	0.5		14.2	23.6	2.7

Standardised approach	3.8	5.7	2.5	1.0	5.2	1.3		5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4		0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8		1.6	13.8	1.6
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0		0.0	3.5	0.4
Other(3)	0.2	0.1	0.6	0.0	1.7	(2.5)		3.5	3.7	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6		0.0	13.0	1.5

Market risk	0.0	1.0	0.0	0.0	7.8	(4.0	)(4)	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)		1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)		1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1		0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)		0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		3.9	4.0	0.5
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		2.8	3.0	0.3

Operational risk	9.5	15.4	1.4	1.1	20.9	9.4		23.5	81.4	9.3
of which: incremental RWA(5)	2.9	4.6	0.4	0.3	6.3	2.8		7.1	24.5	2.8

Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8		60.1	229.9	26.2

Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8		0.0	3.1

Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0		60.1	226.8

(1)	Calculated based on our Swiss SRB Basel III total capital requirement of 11.4% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.6.14 vs. 31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.2	0.2	(0.6)	0.0	3.8	1.1	(4.1)	0.5
Advanced IRB approach	(0.1)	0.2	(0.7)	(0.1)	3.7	(0.1)	(4.6)	(1.5)
Sovereigns	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.3	0.5	(0.4)	0.3
Corporates	(0.2)	0.2	(0.5)	0.0	1.8	(0.4)	(0.3)	0.5
Retail	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	(0.1)	1.5	0.0	(3.7)	(2.3)

Standardised approach	0.1	0.0	0.0	0.1	0.1	1.2	0.5	2.0
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.1	0.0	0.0	(0.2)	0.3	(0.1)	0.2
Corporates	0.0	(0.1)	0.0	0.1	0.9	0.6	0.5	1.9
Central counterparties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retail	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(0.6)	0.3	0.0	(0.2)

Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4

Market risk	0.0	0.0	0.0	0.0	1.4	0.1	(3.8)	(2.3)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.5	(0.4)	0.2
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	0.8	0.0	0.2	0.9
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.3
Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	0.2	(0.4)	0.1	(0.2)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(2.3)	(2.4)
Securitisation/re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	(1.2)	(1.1)

Operational risk	0.7	0.3	0.0	0.0	0.6	0.2	(0.4)	1.4
of which: incremental RWA	0.3	0.3	0.0	0.1	0.4	0.2	0.1	1.3

Total RWA, phase-in	0.8	0.4	(0.6)	0.0	5.8	1.8	(8.2)	0.0

Phase-out items	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Total RWA, fully applied	0.7	0.4	(0.7)	0.0	5.8	1.8	(8.2)	(0.1)

Swiss SRB leverage ratio

Requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital and loss-absorbing capital by the three-month average total adjusted exposure (“leverage ratio denominator”) which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items.

As of 31 December 2013, the effective total leverage ratio requirement was 2.06%, resulting from multiplying the total capital ratio requirement of 8.6% by 24%.

As of 31 March 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%. As of 30 June 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%.

As of 31 December 2013, 31 March 2014 and 30 June 2014, the Group’s CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while the Group’s high- and low-trigger loss-absorbing capital satisfied its leverage ratio requirement for the progressive buffer component.

In June 2014, FINMA opened a consultation on its new draft circular “Leverage ratio – banks”, covering the calculation rules for the leverage ratio in Switzerland. For Swiss SRB, the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to align it with Bank for International Settlements (BIS) rules issued in January 2014. This change will become effective as of 1 January 2015, with a one-year transition period under which the current Swiss SRB definition may still be used. The Group’s current expectation is that, post-optimisation, the resulting increase in the LRD will not be significant. The new FINMA circular does not define the minimum requirements for the leverage ratio.

Swiss SRB leverage ratio requirements

	Requirements		Phase-in
			Actual information
	Swiss SRB leverage ratio (%)(1)	Swiss SRB leverage ratio capital	Swiss SRB leverage ratio (%)			Available Swiss SRB Basel III capital						Capital type
CHF million, except where indicated	30.6.14	30.6.14	30.6.14	31.3.14	31.12.13	30.6.14		31.3.14		31.12.13

Base capital	1.0	9,471	1.0	1.0	0.8	9,471		9,542		8,634		CET1
Buffer capital	1.1	10,655	3.3	3.2	3.3	32,387	(2)	31,645	(2)	33,545	(2)	CET1
Progressive buffer	0.7	6,701	1.1	0.8	0.6	10,396	(3)	8,078	(3)	5,665	(3)	LAC

Total	2.7	26,827	5.3	5.0	4.7	52,254		49,265		47,844

(1)	Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.8%).
(2)	Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.
(3)	During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.

Developments during 2013

The Group’s phase-in total Swiss SRB leverage ratio increased 102 basis points to 4.65% as of 31 December 2013 from 3.63% as of 31 December 2012. This increase was mainly due to a CHF 189 billion decrease in the total adjusted exposure, also known as the leverage ratio denominator, resulting in an improvement of 70 basis points to the leverage ratio. In addition, the aforementioned increases in CET1 and loss-absorbing capital contributed 32 basis points to the improvement in the leverage ratio on a phase-in basis.

The exposure reduction of CHF 189 billion mainly reflected a CHF 253 billion reduction in average on-balance sheet assets, resulting from reductions in average positive replacement values and financial investments available-for-sale, partly offset by an increase of CHF 75 billion from the combined net effect of reduced derivative and securities financing exposure netting and a lower current exposure add-on for derivative exposures. Furthermore, the adjusted exposure for off-balance sheet items and assets of entities consolidated under IFRS but not under the regulatory scope of consolidation decreased by CHF 5 billion and CHF 7 billion, respectively.

On a fully applied basis, the Group’s Swiss SRB leverage ratio increased 96 basis points to 3.39% as of 31 December 2013 from 2.43% as of 31 December 2012.

Developments during the first quarter of 2014

As of 31 March 2014, the Group’s phase-in total Swiss SRB leverage ratio was 5.0%, an increase of 0.3 percentage points compared with 31 December 2013. This increase was mainly due to a CHF 34 billion decrease in total adjusted exposure, also known as LRD, which contributed 0.2 percentage points to the improvement in the leverage ratio on a phase-in basis. In addition, the increase in low-trigger loss-absorbing capital contributed 0.1 percentage points to the improvement in the leverage ratio.

The exposure reduction of CHF 34 billion mainly reflected a CHF 29 billion reduction in average on-balance sheet asset items of which the main part related to positive replacement values, partly offset by increases in Cash and balances with central banks, Loans and Other assets. A CHF 2 billion combined net effect of reduced derivative and securities financing exposure netting and a lower current exposure add-on for derivative exposures also contributed to the exposure reduction. The decrease in LRD was mainly attributable to exposure reductions of CHF 26 billion in Corporate Center – Non-core and Legacy Portfolio.

As of 31 March 2014, the Group’s fully applied total Swiss SRB leverage ratio was 3.8%, an increase of 0.5 percentage points compared with 31 December 2013.

Developments during the second quarter of 2014

As of 30 June 2014, the Group’s fully applied total Swiss SRB leverage ratio was 4.2%, an increase of 0.4 percentage points compared with 31 March 2014. On a phase-in basis, the Group’s total Swiss SRB leverage ratio was 5.3%, an increase of 0.3 percentage points compared with 31 March 2014. Both these improvements were almost entirely due to the increase in low-trigger, loss-absorbing capital.

The leverage ratio denominator decreased by CHF 7.4 billion to CHF 986.6 billion on a phase-in basis. Average on-balance sheet assets declined by CHF 10.9 billion, primarily following reductions in positive replacement values and, to a lesser extent, in financial investments available-for-sale and collateral trading assets, partly offset by increases in lending assets and trading portfolio assets. Off-balance sheet items, consisting of loan commitments, underwriting commitments and guarantees, decreased by CHF 3.6 billion to CHF 91 billion. As a result of the reduction in on-balance sheet replacement values, both netting of derivatives exposures and the current exposure method add-on declined, resulting in a CHF 6.5 billion net increase in LRD. The decrease in the Group’s LRD was mainly attributable to exposure reductions of CHF 13.5 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 5.6 billion in Corporate Center – Core Functions, partly offset by exposure increases of CHF 11.7 billion, mainly in the Investment Bank and Wealth Management.

Swiss SRB leverage ratio

CHF million, except where indicated	Average 2Q14	Average 1Q14	Average 4Q13
Total on-balance sheet assets(1)	977,185	988,093	1,017,335

Netting of securities financing transactions	(5,672)	(5,482)	(1,537)
Netting of derivative exposures	(162,181)	(177,317)	(196,992)
Current exposure method (CEM) add-on for derivative exposures	79,428	88,082	105,352
Off-balance sheet items	91,042	94,611	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	18,497	19,645	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	72,545	74,967	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,510	17,735	17,878
Items deducted from tier 1, phase-in (at period-end)	(11,735)	(11,751)	(10,428)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	986,577	993,970	1,027,864
Additional items deducted from tier 1, fully applied (at period-end)	(6,025)	(6,071)	(7,617)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	980,552	987,899	1,020,247

	As of
	30.6.14	31.3.14	31.12.13
Common equity tier 1 capital (phase-in)	41,858	41,187	42,179
Loss-absorbing capital	10,396	8,078	5,665
Common equity tier 1 capital including loss-absorbing capital	52,254	49,265	47,844
Swiss SRB leverage ratio phase-in (%)	5.3	5.0	4.7

	As of
	30.6.14	31.3.14	31.12.13
Common equity tier 1 capital (fully applied)	30,590	29,937	28,908
Loss-absorbing capital	10,396	8,078	5,665
Common equity tier 1 capital including loss-absorbing capital	40,987	38,015	34,573

Swiss SRB leverage ratio fully applied (%)	4.2	3.8	3.4

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the Group’s Annual Report 2013 for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 2Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	111.7	46.4	142.9	3.4	245.3	238.2	189.3	977.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.9)	(3.7)	0.0	(5.7)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(40.7)	(0.0)	(121.3)	(162.2)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.1	0.0	31.5	0.0	45.6	79.4
Off-balance sheet items	9.9	9.8	21.0	0.0	43.1	0.0	7.2	91.0
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	8.7	3.9	0.0	0.2	0.0	0.0	18.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.3	1.2	17.1	0.0	42.9	0.0	7.1	72.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.3	0.2	0.0	10.7	0.9	0.3	0.0	18.5
Items deducted from tier 1, phase-in (at period-end)						(11.7)		(11.7)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	129.0	56.5	164.8	14.2	278.2	223.2	120.8	986.6

Additional items deducted from tier 1, fully applied (at period-end)						(6.0)		(6.0)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	129.0	56.5	164.8	14.2	278.2	217.1	120.8	980.6

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the Group’s Annual Report 2013 for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 1Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	109.0	45.1	142.6	3.6	242.9	243.6	201.4	988.1
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(3.4)	0.0	(5.5)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(46.1)	0.0	(130.9)	(177.3)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.0	0.0	31.3	0.0	54.6	88.1
Off-balance sheet items	9.2	10.7	20.7	0.0	44.7	0.0	9.2	94.6
of which: commitments and guarantees – unconditionally cancellable (10%)	5.3	10.0	4.0	0.0	0.3	0.0	0.0	19.6
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.8	0.7	16.7	0.0	44.4	0.0	9.2	75.0
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.2	0.2	0.1	10.1	0.9	0.3	0.0	17.7
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(11.8)		(11.8)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	125.4	56.0	164.2	13.7	271.7	228.8	134.3	994.0

Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.1)		(6.1)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	125.4	56.0	164.2	13.7	271.7	222.7	134.3	987.9

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the Group’s Annual Report 2013 for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 4Q13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	104.9	45.3	142.8	4.0	245.9	245.1	229.4	1,017.3
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(49.0)	0.0	(147.6)	(197.0)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(10.4)		(10.4)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	122.1	57.2	164.7	14.0	275.3	234.5	160.0	1,027.9

Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(7.6)		(7.6)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	122.1	57.2	164.7	14.0	275.3	226.9	160.0	1,020.2

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the Group’s Annual Report 2013 for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Equity attribution framework

The equity attribution framework reflects the Group’s objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables the Group to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (“RoAE”) in each of the Group’s business divisions.

Tangible equity is attributed to the Group’s business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

RWA and leverage ratio denominator usage are converted to their CET1 equivalents based on capital ratios as targeted by industry peers. Risk-based capital (“RBC”) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, the Group allocates equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount the Group believes is required to maintain a strong capital base and to support its businesses adequately, and can differ from the Group’s actual equity during a given period. More information about risk-based capital can be found in the section headed “Risk management and control” on pages 150-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Developments during 2013

Average total equity attributed to the business divisions and Corporate Center was CHF 43.5 billion in 2013, a decrease from CHF 50.8 billion for 2012. This reduction was due to decreases in RWA, the leverage ratio denominator and RBC as a result of the accelerated implementation of the Group’s strategy announced in October 2012. Average attributed equity also decreased for all business divisions as a result of methodology refinements. From 1 January 2013, equity associated with goodwill and intangible assets that arose from the PaineWebber acquisition is attributed to the Corporate Center. Furthermore, attributed equity for the business divisions decreased because a number of centrally managed risks that are included in RBC have been moved from the business divisions to the Corporate Center. This change took effect in the third quarter of 2013, together with the implementation of the abovementioned RBC conversion to a CET1-equivalent measure. These changes contributed to an overall increase in average attributed equity for Corporate Center – Core Functions in 2013. Furthermore, as of 1 January 2014, equity required to underpin certain Basel III capital deduction items that are relevant from 2014 are allocated to Group items within Corporate Center – Core Functions.

Average equity attributable to UBS shareholders decreased to CHF 47.2 billion in 2013 from CHF 48.7 billion in 2012. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to positive CHF 3.7 billion in 2013 from negative CHF 2.1 billion in 2012, with the 2013 difference mainly resulting from holding higher levels of equity than required under the Basel III phase-in rules.

Annualised RoAE is a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

The return on equity (“RoE”) for the Group increased to positive 6.7% in 2013 from negative 5.1% in the prior year due to an increase in net profit attributable to UBS shareholders, coupled with a decrease in average equity attributable to UBS shareholders. For 2013, the RoE of the Group was lower than the average of the RoAE of the business divisions because of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Average attributed equity

	For the year ended
CHF billion	31.12.13	31.12.12
Wealth Management	3.5	4.0
Wealth Management Americas	2.8	6.2
Retail & Corporate	4.1	4.5
Global Asset Management	1.8	2.2
Investment Bank	8.0	10.9
Corporate Center	23.3	23.1
of which: Core Functions	12.5	6.6
of which: Group items(1)	8.6	3.6
of which: Non-core and Legacy Portfolio	10.8	16.5

Average equity attributed to the business divisions and Corporate Center	43.5	50.8

Difference	3.7	(2.1)

Average equity attributable to UBS shareholders	47.2	48.7

(1)	Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that the Group has targeted above a 10% common equity tier 1 ratio. Additionally, this includes attributed equity for PaineWebber goodwill and intangible assets as well as attributed equity for centrally held risk-based capital items.

Return on attributed equity (RoAE) and return on equity (RoE)(1)

	For the year ended
%	31.12.13	31.12.12
Wealth Management	64.2	60.9
Wealth Management Americas	30.9	9.7
Retail & Corporate	35.6	40.6
Global Asset Management	32.0	25.9
Investment Bank	28.7	2.4
Corporate Center – Core Functions	(14.8)	(56.2)
Corporate Center – Non-core and Legacy Portfolio	(21.4)	(22.8)

UBS Group	6.7	(5.1)

(1)	Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

Developments during first quarter of 2014

Average total equity attributed to the business divisions and Corporate Center was CHF 41.2 billion in the first quarter of 2014, an increase of CHF 0.4 billion compared with the prior quarter. This increase was largely due to higher attributed equity in Retail & Corporate, which increased to CHF 4.2 billion from CHF 3.8 billion mainly as a result of higher projected RWA related to the additional capital requirement for Swiss residential mortgage loans. Attributed equity in Group items within Corporate Center – Core Functions increased largely due to the first-time inclusion of equity required to underpin certain Basel III capital deduction items that are relevant from the beginning of the first quarter 2014. Attributed equity in Corporate Center – Non-core and Legacy Portfolio decreased mainly due to the exercise of the SNB StabFund option in the fourth quarter of 2013 as well as lower projected resource consumption in the first quarter of 2014. Attributed equity for all business divisions was also affected by the use of a higher industry-standard capital ratio for the conversion of the leverage ratio denominator exposure to its CET1 equivalent.

Average equity attributable to UBS shareholders increased to CHF 48.5 billion in the first quarter of 2014 from CHF 47.7 billion in the fourth quarter of 2013. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 7.3 billion in the first quarter of 2014 from CHF 6.9 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (“RoE”) for the Group increased to 8.7% in the first quarter of 2014 from 7.7% in the fourth quarter of 2013 due to an increase in net profit attributable to UBS shareholders, partly offset by an increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Developments during second quarter of 2014

Average total equity attributed to the business divisions and Corporate Center was CHF 39.7 billion in the second quarter of 2014, a decrease of CHF 1.5 billion compared with the prior quarter. This decrease was largely due to lower attributed equity in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. Attributed equity in the Investment Bank decreased by CHF 0.5 billion to CHF 7.4 billion reflecting projected decreases in all three tangible attributed equity drivers (RWA, LRD and RBC). Corporate Center – Non-core and Legacy Portfolio attributed equity decreased by CHF 0.9 billion to CHF 5.1 billion due to lower projected resource consumption, mainly related to RWA.

Average equity attributable to UBS shareholders increased to CHF 49.3 billion in the second quarter from CHF 48.5 billion in the first quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 9.6 billion in the second quarter from CHF 7.3 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group decreased to 6.4% in the second quarter of 2014 from 8.7% in the first quarter due to a decrease in net profit attributable to UBS shareholders in addition to a slight increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	3.4	3.4	3.6	3.4	3.7
Wealth Management Americas	2.6	2.7	2.9	2.7	2.9
Retail & Corporate	4.1	4.2	4.3	4.2	4.4
Global Asset Management	1.7	1.7	1.8	1.7	1.9
Investment Bank	7.4	7.9	8.4	7.7	8.2
Corporate Center	20.5	21.3	23.7	20.9	24.3
of which: Core Functions	15.4	15.3	11.7	15.4	11.3
of which: Group items(1)	11.1	11.2	7.6	11.2	7.7
of which: Non-core and Legacy Portfolio	5.1	6.0	12.0	5.6	13.0

Average equity attributed to the business divisions and Corporate Center	39.7	41.2	44.7	40.5	45.2

Difference	9.6	7.3	2.5

Average equity attributable to UBS shareholders	49.3	48.5	47.2

(1)	Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that the Group has targeted above a 10% common equity tier 1 ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity(1)

	For the quarter ended			Year-to-date
In %	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	41.8	72.8	61.9	57.3	66.9
Wealth Management Americas	32.5	35.9	32.0	34.2	29.4
Retail & Corporate	34.5	36.8	35.1	35.7	33.3
Global Asset Management	24.7	28.7	30.7	26.8	35.5
Investment Bank	31.3	21.5	36.9	26.2	43.0
Corporate Center – Core Functions	0.6	(4.6)	(4.5)	(2.0)	(14.4)
Corporate Center – Non-core and Legacy Portfolio	(32.3)	(15.0)	(30.9)	(23.0)	(18.1)

UBS Group	6.4	8.7	5.9	7.6	7.2

(1)	Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

PART VI: HISTORICAL FINANCIAL INFORMATION

Section A: Historical Financial Information of the Group

Historical Annual Financial Information

A description of UBS’s consolidated assets and liabilities, financial position and profits and losses for the years ended 31 December 2013, 2012 and 2011 is set out in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F and the UBS 2011 Form 20-F.

The annual financial reports form an essential part of the Group’s reporting. They include the audited consolidated financial statements of the Group, prepared in accordance with IFRS, as issued by the IASB. The “financial information” section of each of the above mentioned documents also includes certain additional disclosures required under SEC regulations. The annual reports also include discussions and analysis of the financial and business results of the Group, its business divisions and the Corporate Center.

Auditing of Historical Annual Financial Information

The consolidated financial statements of the Group for financial years ended 31 December 2013, 2012 and 2011 were audited by Ernst & Young. The reports of the auditors on the consolidated financial statements can be found in the UBS 2013 Form 20-F, on pages 348 to 349 (inclusive), in the UBS 2012 Form 20-F, on pages 321 to 322 (inclusive), and in the UBS 2011 Form 20-F, on pages 287 to 288 (inclusive).

There are no qualifications in the auditors’ reports on the audited financial statements of the Group for the years ended 31 December 2013, 2012 and 2011, which are incorporated by reference into this Prospectus. As described in the section headed “Documents Incorporated by Reference” in this Prospectus, certain historical financial statements were restated to reflect the adoption of new accounting standards.

Interim Financial Information

Reference is also made to UBS’s First Quarter Report 2014 and Second Quarter 2014 Report, which contain information on the financial condition and the results of operation of the Group as of and for the three months ended 31 March 2014 and the six months ended 30 June 2014, respectively. The interim financial statements are not audited.

Incorporation by Reference

The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter Report 2014 and the Second Quarter 2014 Report are incorporated in and taken to form an integral part of this Prospectus.

A full checklist of the documents incorporated by reference herein can be found in the section headed “Documents Incorporated by Reference” in this Prospectus.

Section B: Interim Financial Information of UBS Group AG

Interim Financial Information

A description of UBS Group AG’s assets and liabilities, financial position and profits and losses as of 17 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014 is set out in this Section B of Part VI: “Historical Financial Information”.

The interim financial statements are prepared in accordance with IFRS, as issued by the IASB, and are presented in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated.

Auditing of Interim Financial Information

The interim financial statements of UBS Group AG as of 18 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014 were audited by Ernst & Young. The report of the auditors on the interim financial statements can be found in the interim financial statements set out in this Section B of Part VI: “Historical Financial Information”.

There are no qualifications in the auditors’ report on the interim financial statements of UBS Group AG as of 18 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014.

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014

UBS Group AG

IFRS Separate Interim Financial Statements

as of 18 September 2014 and for the period from

10 June 2014 (Inception) to 18 September 2014

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014

Auditor’s Report

To the Board of Directors of

UBS Group AG, Zurich

Basel, 25. September 2014

Report of the auditor and the independent registered public accounting firm on the separate financial statements

As auditor and in accordance with your instructions, we have audited the accompanying separate financial statements of UBS Group AG which are comprised of the separate balance sheet as of 18 September 2014, and the related separate income statement and separate statements of comprehensive income, changes in equity and cash flows, and notes thereto, for the period 10 June 2014 (inception) to 18 September 2014.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of separate financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of UBS Group AG at 18 September 2014, and the separate results of operations and the cash flows for the period 10 June 2014 (inception) to 18 September 2014 in accordance with IFRS, as issued by the International Accounting Standards Board.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014

1.	Income Statement

in CHF ‘000	Note	For the period from 10 June 2014 to 18 September 2014
Net profit / (loss) for the period	5	—

Basic earnings per share		—
Diluted earnings per share		—

2.	Statement of comprehensive income

in CHF ‘000	Note	For the period from 10 June 2014 to 18 September 2014
Net profit / (loss) for the period	5	—
Other comprehensive income for the period		—
Total comprehensive income for the period		—

3.	Balance sheet

in CHF ‘000	Note	As at 10 June 2014	As at 18 September 2014
Assets
Cash and cash equivalents	2	100	100
Total assets		100	100

Liabilities
Total liabilities	3	—	—

Equity
Share capital		100	100
Retained earnings		—	—
Total equity	4	100	100

Total liabilities and equity		100	100

4.	Statement of changes in equity

in CHF ‘000	Share capital	Retained earnings	Total equity
Transactions with owners, recorded directly in equity
Shares issued on incorporation (1,000,000 shares @ CHF 0.1 each)	100		100

Total comprehensive income for the period from 10 June 2014 to 18 September 2014		—	—

Balance as of 18 September 2014	100	—	100

5.	Statement of cash flows

in CHF ‘000	For the period from 10 June 2014 to 18 September 2014
Cash flow from / (used in) operating activities	—

Cash flow from / (used in) investing activities	—
—
Cash flow from / (used in) financing activities
Proceeds from issue of share capital	100

Net increase in cash and cash equivalents	100

Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	100

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014

6.	Notes to the separate interim financial statements

Note 1 General information

UBS Group AG is a company domiciled in Zurich, Switzerland, with its registered office at Bahnhofstrasse 45, 8001 Zurich, Switzerland. UBS Group AG was incorporated in Switzerland on 10 June 2014 as a wholly owned subsidiary of UBS AG. UBS AG intends to propose to its shareholders to establish UBS Group AG as a new holding company. To implement this proposal, UBS Group AG will conduct an exchange offer to acquire any and all issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG. Currently, UBS Group AG has no operations other than in connection with the exchange offer and no material assets or liabilities. If the exchange offer is successful, UBS Group AG will become the parent company of UBS AG and the holding company of the Group. The company has no employees as of 18 September 2014.

Note 2 Significant accounting policies

1)	Basis of preparation

These separate interim financial statements have been prepared for the purpose of inclusion in the prospectus prepared in accordance with Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005, the Irish Prospectus Regulations, and the EU Prospectus Regulation, in connection with the above-mentioned exchange offer. The prospectus is subject to approval by the Central Bank of Ireland, as competent authority under the Prospectus Directive 2003/71/EC, as amended. On 25 September 2014, these separate interim financial statements were authorized for issue by the Board of Directors of UBS Group AG.

The separate interim financial statements of UBS Group AG are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated.

The separate interim financial statements are prepared using uniform accounting policies for similar transactions and other events which have been applied consistently from the date of incorporation. The significant accounting policies applied in the preparation of the separate interim financial statements of UBS Group AG are described in this note. Since UBS Group AG was incorporated on 10 June 2014, no prior period financial information is presented.

2)	Use of estimates

The preparation of the separate interim financial statements requires management to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Actual results in the future could differ from such estimates and assumptions, and such differences may be material to the financial statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur.

3)	Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash and balances held with banks.

Note 3 Indebtedness

As at the date of these separate interim financial statements, UBS Group AG has no guarantees, secured, unguaranteed or unsecured debt and no indirect or contingent indebtedness.

Note 4 Share capital

On incorporation (10 June 2014) the authorized and issued share capital of UBS Group AG was CHF 100,000 divided into 1,000,000 shares of CHF 0.1 each. All of these shares were fully paid up on that date. In addition,

UBS Group AG IFRS Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June to 18 September 2014 conditional share capital of CHF 50,000 divided into 500,000 shares was created on incorporation of which 250,000 shares are available for share-based compensation to future employees and 250,000 shares for conversion rights/warrants granted in connection with any future issuance of bonds or similar financial instruments.

Note 5 Related party transactions

Any costs related to UBS Group AG incurred in the period from 10 June 2014 through 18 September 2014 are borne by UBS AG and will not be reimbursed by UBS Group AG.

Cash held by UBS Group AG is denominated in Swiss Francs and deposited in a current account with UBS AG. No interest was earned during the reporting period.

Note 6 Events after the end of the reporting period

There have been no material events after the end of the reporting period which would require disclosure in or adjustment to these separate interim financial statements.

PART VII: TAXATION

Switzerland

The following is a summary of the material Swiss tax consequences to UBS shareholders linked to the exchange offer, SESTA squeeze-out, squeeze-out merger and ownership and sale of UBS Group Shares. The following summary does not purport to address all of the tax consequences and does not take into account the specific circumstances of any particular UBS shareholder. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

UBS shareholders and beneficial owners of UBS Shares are expressly advised to consult their own tax advisers with respect to the tax consequences of their participation in the transactions and their ownership and disposition of UBS Group Shares.

Tax Considerations Linked to the Exchange Offer

The exchange offer and the SESTA squeeze-out have been disclosed to the relevant Swiss tax authorities, which agreed that the transaction in the context of the exchange offer and the SESTA squeeze-out qualifies as a tax neutral transaction for Swiss tax purposes.

Within the Context of the Exchange Offer

Individual Income Tax

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is not subject to federal, cantonal and communal income taxes for Swiss resident shareholders holding their UBS Shares as private assets (Privatvermögen).

The exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled shareholders holding the UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled corporate shareholders provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Taxes

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is not subject to Swiss withholding tax.

Stamp Duties

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is exempt from Swiss one-time capital issuance tax (Emissionsabgabe) and the Swiss securities transfer tax (Umsatzabgabe).

Within the Context of a SESTA Squeeze-Out

Individual Income Tax

As confirmed by the Swiss tax authorities, the compensation for the cancellation of shares pursuant to a SESTA squeeze-out is tax-neutral for shareholders who hold their UBS Shares as part of their private assets (Privatvermögen).

For shareholders holding UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler), a compensation in cash would generally represent taxable income whereas a compensation in UBS Group Shares would be tax neutral, provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

For Swiss resident corporate shareholders, a compensation in cash would generally represent taxable income whereas a compensation in UBS Group Shares would be tax neutral, provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Tax

As confirmed by the Swiss tax authorities, the cancellation of shares pursuant to a SESTA squeeze-out will not result in any Swiss withholding tax.

Stamp Duties

The capital increase in the context of the cancellation of shares pursuant to a SESTA squeeze-out is, according to the confirmation of the Swiss tax authorities, exempt from the Swiss one-time capital issuance tax (Emissionsabgabe). The transfer of UBS Shares and UBS Group Shares in the context of a cancellation of UBS Shares is exempt from the Swiss securities transfer tax (Umsatzabgabe).

Within the Context of a Squeeze-out Merger

Individual Income Tax

For non-tendering UBS shareholders who are Swiss resident taxpayers, the compensation for the shares cancelled within a merger could, depending on the structuring of such merger, trigger income taxation on the federal, cantonal and communal level.

The exchange of UBS Shares for UBS Group Shares within the context of the squeeze-out merger is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled shareholders holding the UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

The exchange of UBS Shares for UBS Group Shares within the context of the squeeze-out merger is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled corporate shareholders provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Tax

The compensation for the shares cancelled within a merger could, depending on the structuring of such merger, trigger Swiss withholding tax.

Stamp Duties

The squeeze-out merger will, in general, be exempt from the Swiss one-time capital issuance tax (Emissionsabgabe) and from the Swiss securities transfer tax (Umsatzabgabe).

Tax Considerations Regarding the Holding and dividend distributions of UBS Group Shares by Swiss Residents

Swiss Withholding Tax

For purposes of this discussion, the term “Qualifying Reserves” means the “reserves from capital contributions”, as part of the general (legal) reserves, of the Swiss statutory financial statements of the company, which is accumulated by certain qualifying contributions received from shareholders and which is notified to and recognised by the SFTA.

Any dividends and similar cash or in-kind distributions of profit and reserves other than Qualifying Reserves made by UBS Group, including stock dividends and the distribution of any liquidation proceeds in excess of nominal share capital and Qualifying Reserves, will be subject to Swiss withholding tax imposed on the gross amount at the then-prevailing rate (currently 35%).

For distributions subject to Swiss withholding tax, UBS Group may only pay out 65% of the gross amount of any dividend and similar distributions to the holders of UBS Group Shares. A portion equal to 35% of the gross amount of such dividends and similar distributions must be paid to the Swiss Federal Tax Administration (the “SFTA”). The redemption of UBS Group Shares by UBS Group may under certain circumstances (in particular, if UBS Group Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss withholding tax purposes, with the effect that Swiss withholding taxes at the then-prevailing rate (currently 35%) is due on the difference between the redemption price and nominal value plus proportionate Qualifying Reserves of the redeemed UBS Group Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of UBS Group Shares are entitled to full subsequent relief of the Swiss withholding tax, either through a tax refund or tax credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance.

Non-Swiss tax resident beneficiaries of taxable dividends and similar distributions in respect of UBS Group Shares may request a full or partial refund of the Swiss withholding tax based on an applicable double tax treaty.

However, dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to Swiss withholding tax. Under the applicable capital contribution principle, the repayment of all qualifying capital contributions made by the investors will be Swiss withholding tax-exempt provided that such capital contributions have been made after 31 December 1996 and notified to and approved by the SFTA. In this regard, the SFTA issued a specific circular on how the capital contribution principle should be applied (circular by the Swiss Federal Tax Administration No. 29 of 9 December 2010, capital contribution principle: Kreisschreiben der Eidgenössischen Steuerverwaltung Nr. 29 vom 9, Dezember 2010, Kapitaleinlageprinzip). It is at the discretion of UBS Group’s shareholders to decide (at a shareholders’ meeting) whether to distribute a dividend out of Qualifying Reserves free of Swiss withholding tax and/or out of profit/retained earnings/non-qualifying reserves subject to Swiss withholding tax. Once cumulative distributions exceed the Qualifying Reserves, any distributions paid by UBS Group will be subject to Swiss withholding tax. To the extent that additional shares are issued by UBS Group in the future, the value of the distributions which can be made free of Swiss withholding tax will be increased by an amount corresponding to the total nominal share capital and paid-in capital/share premium of the shares issued.

Swiss Federal, Cantonal and Communal Individual and Corporate Income Taxes

Individual Income Tax

An individual who is resident in Switzerland for tax purposes and holds UBS Group Shares as part of his or her private assets (Privatvermögen) and who receives dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and Qualifying Reserves) from UBS Group must include these distributions in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to federal, cantonal and communal income tax.

Swiss resident individuals holding UBS Group Shares as business assets, as well as non-Swiss resident individuals holding the shares as part of a permanent establishment or a fixed place of business are required to include all taxable distributions received on UBS Group Shares in their income statements and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period.

Corporate Income Tax

Non-Swiss resident corporations holding UBS Group Shares as part of a Swiss permanent establishment or legal entities resident in Switzerland are required to include all taxable distributions received on UBS Group Shares in their profit and loss statement relevant for profit tax purposes and will be subject to federal, cantonal and communal corporate income tax on any net taxable earnings for such period. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding UBS Group Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief with respect to distributions (Beteiligungsabzug), provided such UBS Group Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves, respectively, or a fair market value of at least 1 million Swiss francs.

Corporate Income Tax for Non-Swiss Corporations

A holder of UBS Group Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss corporate income tax on dividends and similar distributions with respect to UBS Group Shares, unless the UBS Group Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident (as described above).

Net Worth and Capital Taxes

An individual who is a non-Swiss resident holding UBS Group Shares as part of a Swiss permanent establishment or fixed place of business situated in Switzerland, or who is a Swiss resident for tax purposes is required to include his or her UBS Group Shares in his or her assets which are subject to cantonal and communal net worth taxes. No net worth is levied at the federal level.

Corporations resident in Switzerland or non-Swiss resident corporations with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the taxable equity of the legal entities. Usually, the acquisition of UBS Group Shares should not influence the equity of a legal entity and should therefore have no or only limited influence on its capital tax charge. No capital tax is levied at the federal level.

Taxes on Capital Gains Upon Disposal of UBS Group Shares

Individuals

Individuals who are resident in Switzerland for tax purposes and hold UBS Group Shares as part of their private assets (Privatvermögen) generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realised upon the sale or other disposal of UBS Group Shares, unless such individuals are qualified as professional securities dealer (Wertschriftenhändler) for income tax purposes. Under certain circumstances, share sale proceeds of a private individual may be re-characterised into taxable investment income. Upon a repurchase of UBS Group Shares by UBS Group, the portion of the repurchase price in excess of the nominal amount and Qualifying Reserves may be classified as taxable investment income if the UBS Group Shares repurchased are not sold within a six-year period or if the UBS Group Shares are repurchased for a capital reduction.

Capital gains realised by an individual on UBS Group Shares that are held as part of his or her business assets are subject to income taxation and social security contributions. Capital gains realised by individuals who, for income tax purposes, are classified as professional securities dealers are subject to income taxation and social security contributions.

Corporations

Capital gains upon the sale or other disposal of UBS Group Shares realised by corporations resident in Switzerland for tax purposes or foreign corporations holding UBS Group Shares as part of a Swiss permanent establishment are generally subject to ordinary profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding UBS Group Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief on capital gains realised upon the disposal of UBS Group Shares (Beteiligungsabzug), provided such UBS Group Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. Subsequent sales can be less than 10% of the nominal share capital in order to qualify for the participation relief, provided the fair market value of the UBS Group Shares held as per the previous financial year end prior to this sale amounts to at least 1 million Swiss francs.

Gift and Inheritance Taxes

The transfer of UBS Group Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a canton levying such taxes.

Stamp Tax Upon the Issuance and Transfer of UBS Group Shares

The subsequent transfer of any UBS Group Shares may be subject to Swiss securities transfer tax (Umsatzabgabe) at a current rate of up to 0.15% if such transfer occurs through or with a Swiss or Liechtenstein bank or securities dealer as defined in the Swiss federal stamp tax act.

Bilateral Agreements on Final Withholding Tax

On 1 January 2013, treaties on final withholding taxes entered into by Switzerland with the United Kingdom and Austria came into force (each a “Contracting State”). The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat rate final withholding tax at rates specified in the treaties on certain capital gains and income items (including dividends and interest payments), all as defined in the treaties, deriving from assets, including Bonds and Shares held in accounts or deposits with a Swiss paying agent by (i) an individual resident in a Contracting State, or (ii) if certain requirements are met, by a domiciliary company (Sitzgesellschaft), an insurance company in connection with a so-called insurance wrapper (Lebensversicherungsmantel) or other individuals if the beneficial owner is an individual resident in a Contracting State. Under the treaty with the U.K., the tax rate for individuals resident and domiciled in the U.K. is, depending on the category of income, between 27% and 48%, and, under the treaty with Austria, 25%. The flat-rate tax withheld substitutes the ordinary capital gains tax and income tax on the relevant capital gains and income items in the Contracting State where the individuals are tax resident, unless the individuals elect for the flat-rate tax withheld to be treated as if it were a credit allowable against the income tax or, as the case may be, capital gains tax, due for the relevant tax year in the relevant Contracting State. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant capital gains and income items to the tax authorities of the Contracting State where they are tax residents.

If Swiss federal withholding tax of 35% has been withheld on dividend payments, the Swiss paying agent will – to the extent provided in the applicable bilateral treaty for the avoidance of double taxation between Switzerland and the Contracting State – in its own name and on behalf of the relevant shareholder file with the Swiss tax authorities a request for a full or partial refund of the Swiss federal withholding tax. The Swiss federal withholding tax which is not refundable according to the bilateral tax treaty (residual tax) is credited against the flat-rate final withholding tax.

Switzerland might conclude similar agreements on final withholding tax with other European or non-European countries.

Ireland

The following is a summary of the material Irish tax consequences to UBS shareholders who are resident or ordinarily resident in Ireland for tax purposes of the exchange offer, SESTA squeeze-out, squeeze-out merger and ownership and sale of UBS Group Shares and is based on the laws and practices of the Irish Revenue Commissioners currently in force in Ireland and may be subject to change. The summary applies to UBS shareholders who beneficially own their UBS Shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding UBS Shares or UBS Group Shares, such as dealers in securities, trusts, etc. The summary does not constitute tax or legal advice and the comments below are of a general nature only.

UBS shareholders and beneficial owners of UBS Shares are expressly advised to consult their own tax advisers with respect to the tax consequences of their participation in the transaction and their ownership and disposition of UBS Group Shares under the laws of their country of residence, citizenship or domicile.

Tax Considerations Linked to the Exchange Offer

Within the Context of the Exchange Offer

Taxation of Chargeable Gains

The exchange of UBS Shares for UBS Group Shares within the context of the exchange offer should, on the basis that the transaction is effected for bona fide commercial purposes and does not form part of any arrangement or scheme of which the main purpose or one of the main purposes is avoidance of liability to tax, be treated as a reorganisation of UBS and UBS Group’s share capital. As a result, the receipt by an Irish resident or ordinarily resident UBS shareholder of UBS Group Shares in exchange for UBS Shares should not be treated as a disposal of UBS Shares but instead the UBS Group Shares should be treated as the same asset as those UBS Shares and as acquired at the same time and for the same consideration as those UBS Shares.

Within the Context of a SESTA Squeeze-Out

Taxation of Chargeable Gains

The cancellation of UBS Shares in return for UBS Group Shares within the context of a SESTA squeeze-out may be regarded for an Irish resident or ordinarily resident UBS shareholder as a disposal by the shareholder whose shares are cancelled. The cancellation of UBS Shares in return for cash within the context of a SESTA squeeze-out should be regarded as a disposal by an Irish resident or ordinarily resident UBS shareholder whose shares are cancelled. In either case, this may, subject to the UBS shareholder’s circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish capital gains tax or corporation tax on chargeable gains, as applicable, at an effective rate of 33%.

Individual UBS shareholders who are resident or ordinarily resident in Ireland but not domiciled in Ireland, will be liable to Irish capital gains tax only to the extent that the proceeds of the disposal of UBS shares are remitted or deemed to be remitted to Ireland.

Within the Context of a Squeeze-Out Merger

Taxation of Chargeable Gains

The cancellation of UBS Shares in return for UBS Group Shares within the context of the squeeze-out merger may be regarded for an Irish resident or ordinarily resident UBS shareholder as a disposal by the shareholder whose shares are cancelled. This may, subject to the UBS shareholder’s circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish capital gains tax or corporation tax on chargeable gains, as applicable, at an effective rate of 33%.

Tax Considerations Regarding the Holding of and Receipt of Dividend Distributions in respect of UBS Group Shares by Irish Residents

Taxation of Income

Individual Shareholders Within the Charge to Irish Income Tax

Basic Rate Taxpayers

In the case of a UBS Group shareholder who is liable to Irish income tax at the basic rate only, the shareholder will be subject to Irish income tax on the gross dividend received on UBS Group Shares at the rate of 20% (and Universal Social Charge (“USC”) and pay-related social insurance (“PRSI”) if applicable).

Higher Rate Taxpayers

In the case of a UBS Group shareholder who is liable to Irish income tax at the higher rate of income tax, the shareholder will be subject to Irish income tax on the gross dividend received on UBS Group Shares at the rate of 41% (and USC and PRSI if applicable).

Corporate Shareholders Within the Charge to Irish Corporation Tax

Irish resident corporate UBS Group shareholders will be subject to Irish corporation tax on the gross dividend received on UBS Group Shares at the rate of 25% or, where such shareholder meets the relevant conditions of Section 21B of the Taxes Consolidation Act 1997 of Ireland (the “TCA”) and makes a claim pursuant to Section 21B TCA, at the rate of 12.5%.

Foreign Currency

Non-euro dividends should be converted into euro at the relevant rate of exchange on the date of payment (although, in practice, the Irish Revenue Commissioners generally accepts the rate of exchange on the date of encashment).

Swiss Withholding Tax

As described under “Taxation–Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the Switzerland-Ireland double taxation agreement in respect of Irish residents who are entitled to claim (and make a valid claim) to 15%.

If an Irish resident UBS Group shareholder receives a dividend on UBS Group Shares and the dividend is subject to Swiss withholding tax, credit for such Swiss withholding tax may be available for set-off against a liability to Irish corporation tax or Irish income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to Irish tax on the dividend. Such credit will not normally be available for set-off against a shareholder’s liability to Irish tax other than on the dividend (and USC, in the case of Irish resident individual shareholders) and, to the extent that such credit is not set off against Irish tax on the dividend (and USC if applicable), the credit will be lost.

Taxation of Chargeable Gains

A sale or transfer of UBS Group Shares by an Irish resident or ordinarily resident shareholder may, subject to the shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain for the purposes of Irish capital gains tax or corporation tax on chargeable gains, as applicable, to the extent that the proceeds realised from the disposal exceed the base cost of the UBS Group Shares plus incidental costs of acquisition and disposal. For the purposes of calculating a chargeable gain but not an allowable loss on the disposal of UBS Group Shares, indexation relief on the original allowable cost should be taken into account to the extent that such cost was incurred prior to 1 January 2003 in respect of the UBS Shares from which the UBS Group Shares derive.

Individual UBS Group shareholders who are resident or ordinarily resident in Ireland but not domiciled in Ireland, will be liable to Irish capital gains tax only to the extent that the proceeds of the disposal of UBS Group shares are remitted or deemed to be remitted to Ireland.

A UBS Group shareholder who is an individual and who is temporarily non-resident of Ireland may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realised on a disposal of UBS Group shares (subject to any available exemption or relief).

Stamp Duty

No Irish stamp duty should be payable by shareholders on the issue of UBS Group Shares or on the cancellation or exchange of UBS Shares under the transaction. In addition, no Irish stamp duty will arise on transactions in UBS Group Shares provided such transactions do not relate to Irish land or to the stocks or marketable securities of an Irish registered company.

Austria

This section is based on current Austrian tax law and what is understood to be the current tax practice as at the date of this prospectus, both of which are subject to change, possibly with retroactive effect.

Shareholders or prospective shareholders are recommended to seek the advice of professional advisers in relation to their taxation obligations.

Tax Considerations Linked to the Exchange Offer

Within the Context of the Exchange Offer

Individual Income Tax

The exchange of shares is generally considered an act of disposition as well as acquisition resulting in the realisation of taxable capital gains, provided that the fair market value of the shares given exceeds their acquisition costs (book value). An exemption from the realisation of hidden reserves through the exchange of shares may apply only if the transaction falls within the scope of the Austrian Reorganisation Tax Act (Umgründungssteuergesetz) and is effected at book values. However, even if the exchange offer were to be considered a contribution (Einbringung) of qualifying capital shares pursuant to Art III of the Austrian Reorganisation Tax Act, the book values must not be maintained due to the receiving entity (UBS Group) being a non-EU entity and the exchanged shares have to be stepped up to their fair market value thereby realising any hidden reserves. Such realised capital gains are deemed investment income subject to the 25% flat tax (as described below). The exchange of UBS Shares against UBS Group Shares under this transaction may therefore result in the realisation of taxable capital gains based on the difference between the acquisition costs and the fair value of the exchanged UBS Shares.

UBS Shares that have been acquired before 1 January 2011 may, however, be disposed of tax-free, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during the 5 years prior to the disposal (i.e. the exchange of shares).

Corporate Income Tax

The exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is subject to the general Austrian corporate income tax at a rate of 25%. Tax-exempt are only shares falling within the Austrian international participation exemption that covers however only holdings of at least 10% of the share capital.

Withholding Taxes

Austrian domestic withholding tax on capital gains at a rate of 25% is only triggered if the UBS Shares are deposited with a bank in Austria (“Austrian custodian agent”). Pursuant to the bilateral treaty between Austria and Switzerland on the cooperation in the area of taxes and financial markets (Abkommen zwischen der Republik Österreich und der Schweizerischen Eidgenossenschaft über die Zusammenarbeit in den Bereichen Steuern und Finanzmarkt, in the following “withholding tax treaty”), Swiss paying agents are now also obliged to deduct a specific withholding tax at a rate of 25% vis-à-vis Austrian individual accountholders, which is basically treated the same way as domestic withholding tax for Austrian tax purposes.

Accordingly, UBS Shares held by, or on behalf of, Austrian-resident individuals in an account of a Swiss or an Austrian bank (“Swiss paying agents” or “Austrian custodian agents”) are subject to withholding tax on the capital gains realised through the share exchange at a rate of 25% assessed on the difference between the fair market value of the UBS Shares and their respective acquisition costs. The withholding tax on capital gains has the effect of final taxation, provided that the shares are held by the individual as non-business assets. Capital gains will however be offset against losses, if they are incurred with respect to capital assets held with the same bank within the same calendar year.

The above-mentioned tax exemption under Austrian law (Austrian grandfathering rule) for shares acquired before 1 January 2011 has to be taken into account also by the relevant Swiss paying agent under the withholding tax treaty and no withholding tax will therefore have to be deducted. Such tax-free gains may, however, not serve to offset losses.

Stamp Duties

No stamp duties are levied on the transfer of shares in Austria.

Within the Context of a SESTA Squeeze-Out or a Squeeze-out Merger

Individual Income Tax

The compensation for the cancellation of shares pursuant to a SESTA squeeze-out or within a merger constitutes a taxable capital gain subject to the 25% tax on investment income assessed on the difference between the compensation and the acquisition costs. UBS Shares that have been acquired before 1 January 2011 may, however, be disposed of tax-free, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during 5 years before disposal (e.g. the exchange of shares).

With respect to withholding tax, basically the same treatment as described under the exchange offer applies.

Corporate Income Tax

The compensation for the cancellation of shares pursuant to a SESTA squeeze-out or within a merger constitutes a taxable capital gain subject to the general corporate income tax rate of 25%.

Stamp Duties

No stamp duties are levied on the transfer of shares in Austria.

Tax Considerations Regarding the Holding and Dividend Distributions in respect of UBS Group Shares by Austrian Residents

General

Individuals resident in Austria are subject to Austrian income tax (Einkommensteuer) on their worldwide income (unlimited tax liability). Individuals are considered Austrian tax residents if they have either a domicile (Wohnsitz) or their habitual place of abode (gewöhnlicher Aufenthalt) in Austria. Corporations resident in Austria are subject to Austrian corporate income tax (Körperschaftsteuer) on their worldwide income (unlimited tax liability). Corporations are considered resident in Austria if either their place of effective management (Ort der Geschäftsleitung) is in Austria or if they have their legal seat (Sitz) in Austria. Non-resident individuals or corporations are subject to Austrian corporate income tax only on income from certain Austrian sources (limited tax liability), e.g. if the shares were held through an Austrian business.

Both, in case of unlimited and limited tax liability, Austria’s right to tax may be restricted or reduced by applicable double tax treaties, i.e. with respect to the UBS Shares or UBS Group Shares by the double tax treaty between Austria and Switzerland.

Except for Austrian withholding taxes that have to be withheld at source, it is the responsibility of the relevant shareholder to comply with Austrian tax laws, in particular, to file an annual tax return. Please note, however, that withholding taxes deducted by a Swiss paying agent under the bilateral treaty between Austria and Switzerland on the cooperation in the area of taxes and financial markets (“withholding tax treaty”), effective since 1 January 2013, are treated as Austrian withholding taxes (and basically also no tax return is required; see below).

As described in the section “Taxation of Dividends” below, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the convention between Switzerland and Austria for the avoidance of double taxation with respect to taxes on income and on capital (“double tax treaty”) in respect of Austrian residents, who are entitled to claim a reduction to 15% source tax. The admitted amount of withholding tax may be credited to their (corporate) income tax liability in Austria, whereas the exceeding amount may be reclaimed.

Taxation of Dividends

Individuals

Generally, dividends constitute income from capital assets (Einkünfte aus Kapitalvermögen) and are, as such, taxed under a special regime at the flat tax rate of 25%. Expenses and costs (Aufwendungen und Ausgaben) that are directly economically connected with the dividend payment or the shares are not tax-deductible.

If dividends are paid out by an Austrian bank or a domestic branch of a foreign bank (“Austrian paying agent”), 25% Austrian withholding tax has to be deducted by the bank as a withholding agent. The Austrian paying agent may withhold less than 25%, since it may credit any actually paid foreign withholding tax up to 15% of the respective dividends. Distributions paid from the company’s capital contribution (“Qualifying Reserves”) account are not taxed as dividends and may, if the sum of such distributions exceeds the acquisition costs of the shareholder, lead to taxable capital gains. Expenses and costs that are directly economically connected with the shares are not tax-deductible.

For resident individuals, the dividend withholding tax constitutes final taxation (Endbesteuerungswirkung) irrespectively whether they are held as business or non-business assets; no further Austrian income tax will be payable in this respect and the dividends do not have to be included in such resident individual’s annual income tax return (Einkommensteuererklärung).

Besides, under the withholding tax treaty, a Swiss paying agent has to deduct withholding tax at a rate of 25% on investment income from capital assets (including capital gains and dividends deriving from the UBS Group shares or UBS Shares) that are held on account by an Austrian resident individual, or, under specific circumstances, on behalf of an Austrian-resident beneficial owner. The tax withheld by the Swiss paying agent –like the Austrian withholding tax – has the effect of final taxation and releases the investor from the corresponding Austrian income tax liability. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant income to the Austrian tax authorities.

If an Austrian resident shareholder does not receive the dividends through an Austrian or a Swiss paying agent (or has opted for disclosure), the resident individual has to declare his dividend income in the annual income tax return; the special tax rate of 25% equally applies.

If the 25% flat income tax rate is higher than the resident shareholder’s personal income tax rate, the shareholder may opt to have the dividends taxed at the personal income tax rate; whether such option is beneficial has to be determined on an individual basis.

Under the double tax treaty, Switzerland may also levy taxes on dividends paid on the shares to Austrian tax residents. Those Swiss taxes may, however, not exceed 15% of the gross amount of the dividends. Any exceeding withholding tax will be refunded upon request (which can be filed by the Swiss paying agent pursuant to the withholding tax treaty). Any taxes paid for (or by) an Austrian resident individual in Switzerland up to the amount of 15% can be credited against the individual’s income tax liability in Austria or the 25% withholding tax under the tax treaty. The described treatment does, however, not apply if the shares are held in a permanent establishment (Betriebsstätte) in Switzerland.

Corporations

Dividends paid on the shares to Austrian corporate shareholders are generally subject to the general corporate income tax of 25%; any source tax of up to 15% may be credited. Exempt from corporate income tax in Austria are dividends under the national participation exemption, in particular dividends from a foreign company, provided that the company is comparable to an Austrian corporation and is subject to a corporate income tax (or a comparable tax) in its state of residence, the applicable tax rate amounting to at least 15%.

If the shares are held by corporate shareholders through an Austrian custodian agent, the bank will deduct the 25% Austrian withholding tax, unless the shareholder files a declaration of exemption (Befreiungserklärung) with the Austrian bank. Any deducted withholding tax will be refunded (or credited against the corporate shareholder’s tax liability).

Expenses and costs that are directly economically connected with dividends paid on the shares are not tax-deductible, unless the exception for the deduction of interest expenses for debt-financed participations applies.

As described above with respect to individuals, Switzerland may also levy taxes on dividends paid on the shares to Austrian corporations; the admissible rate under the double tax treaty amounting to 15% of the gross amount of the dividends (with the exception of holdings of at least 20%, for which no source tax is permitted). Any exceeding withholding tax will be refunded upon request. Any taxes paid up to the amount of 15% can be credited against the corporation’s corporate income tax liability in Austria. The described treatment does, however, not apply if the shares are held in a permanent establishment (Betriebsstätte) in Switzerland.

Partnerships

If the shares are held by an Austrian partnership which is, in principle, considered as transparent for tax purposes, i.e. the profit of the partnership will be attributed to the various partners, the tax treatment of dividends distributed by the company to the partnership depends on the tax status of the respective partner. For certain corporate shareholders such as, e.g. pension funds, special tax rules may apply.

Taxation of Capital Gains

Individuals

Shares Held as Non-Business Assets

Generally income arising with respect to the shares in the form of realized capital gains (Einkünfte aus realisierten Wertsteigerungen) qualifies as ‘investment income’ (Einkünfte aus Kapitalvermögen) and is, as such, taxed under a special regime at a flat 25% tax rate. Realized capital gains are the difference between (a) the amount realized (e.g. the sale proceeds, the redemption or other pay-off amount, or the fair market value in case of a deemed realization) and (b) the acquisition costs. If distributions from the company’s capital contribution account exceed a shareholder’s acquisition costs, the excess would also be taxed as capital gains. The capital gains with respect to an exchange of shares are computed as the difference between the fair market value of the exchanged shares and their acquisition costs.

For shares held as non-business assets, the acquisition costs do not include ancillary acquisition costs (Anschaffungsnebenkosten). An average price is determined regarding shares not acquired at the same time, but held in the same securities account with the same securities identification number. Expenses and costs that are directly economically connected with investment income are not tax-deductible.

Capital gains are not only taxed upon an actual disposition or redemption of the shares, but also upon a deemed realization, particularly upon giving up the residency status in Austria (i.e. move abroad, unless in case of final taxation if the Austrian custodian is notified), or upon withdrawals (Entnahmen) and other transfers of shares from one securities account to another one. In both cases, exemptions are available upon request, regarding the loss of the residency status if the shareholder moves to an EU Member State (deferral of tax) and regarding withdrawals and other transfers from a securities account if an information procedure is fulfilled.

UBS Shares that have been acquired before 1 January 2011 may however be disposed of tax-free, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during 5 years before disposal (e.g. the exchange of shares).

If shares are held by the shareholders through a securities account with an Austrian bank or with a domestic branch of a foreign bank (inländische depotführende Stelle, “Austrian custodian agent”), or, in specific cases, if only an Austrian paying agent (inländische auszahlende Stelle) is involved in the realization and the paying out of capital gains, 25% withholding tax is to be deducted by the Austrian custodian or paying agent. The 25% withholding tax generally results in final income taxation, unless the actual acquisition costs have not been evidenced; an option to have the income assessed at the progressive income tax rate exists (in particular, relevant for shareholders whose regular personal income tax rate is lower than 25%). If no withholding tax is imposed (e.g. because the shares are held through a foreign paying agent), the investment income arising from the shares has to be included in the shareholder’s income tax return in accordance with the law and will generally be subject to the special 25% flat tax.

Losses from shares held as private assets may only offset other investment income (excluding, inter alia, interest income from bank deposits and other claims against banks) and cannot offset any other income. Mandatory loss-offsetting rules to be handled by Austrian custodians apply. A carry-forward of losses is not possible in this context.

Besides, under the withholding tax treaty, a Swiss paying agent has to deduct withholding tax at a rate of 25% on investment income from capital assets (including capital gains) that are held on account by an Austrian resident individual, or, under specific circumstances, on behalf of an Austrian-resident beneficial owner. The tax withheld by the Swiss paying agent has the effect of final taxation and releases the investor from the corresponding Austrian income tax liability, provided that the Austrian withholding tax would have the same effect under domestic law (see above). Capital gains are calculated as a difference between proceeds and acquisition costs; specific rules apply regarding the determination of acquisition costs. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant income to the Austrian tax authorities. Even though this is not explicitly provided for in the tax treaty, capital gains derived from shares acquired before 1 January 2011 should be treated tax-neutrally as under Austrian domestic law.

Shares held as Business Assets

Generally, the same rules as described in the previous heading apply regarding shares that are held as business assets by tax residents who are individuals. The most important differences are the following:

•	Realised capital gains, contrary to dividends, have to be included in the annual tax return, since the 25% withholding tax, also imposed in the context of shares held as business assets if an Austrian custodian is involved, does not have the effect of final taxation.

•	Write-downs and realised losses regarding the shares held as business assets may be offset with positive income from realised capital gains of such financial assets, income from derivatives and with income from appreciations in value of such assets in the first place; 50% of the remaining losses may be offset against other income or carried forward. The custodian agent does not implement the offsetting of losses (as mentioned above) with respect to deposit accounts that are not privately held; instead losses are taken into account upon assessment.

•	The acquisition costs of shares held as business assets may also include ancillary costs incurred upon the acquisition.

It is noted that expenses and costs directly economically connected with investment income are also not tax-deductible in case the shares are held as business assets.

Corporations

Capital gains derived from a disposition of the shares by corporate shareholders are subject to corporate income tax at the general corporate income tax rate of 25%, unless the international participation exemption applies (minimum holding period one year, minimum percentage of participation 10%, no low taxation of the company, no opting-out of the exemption).

If the corporate shareholders hold shares through a securities account with an Austrian bank (“Austrian custodian agent”), the bank as withholding agent will deduct the 25% Austrian withholding tax. Corporate shareholders holding the shares as business assets and deriving capital gains from the disposition of shares may avoid the application of such withholding tax by filing a declaration of exemption (Befreiungserklärung) with the Austrian withholding tax agent.

Losses can be taken into account in the course of the annual tax assessment. If no declaration of exemption is submitted, the retained withholding tax can be charged towards the corporate tax debt or (the exceeding amount) may be refunded.

Inheritance and Gift Tax

The Austrian inheritance and gift tax (Erbschafts- und Schenkungssteuer) was abolished in 2008. However, certain gift notification obligations may apply in case gratuitous transfers of assets exceed specific thresholds.

The gratuitous transfer of assets to (Austrian or foreign) private law foundations and comparable legal estates is subject to foundation tax (Stiftungseingangssteuer) pursuant to the Austrian Foundation Tax Act (Stiftungseingangssteuergesetz). Such tax is triggered if the transferor and/or the foundation at the time of transfer have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. The tax basis is the fair market value of the assets transferred minus any debts, calculated at the time of transfer. The tax rate is in general 2.5%, with a higher rate of 25% applying in special cases.

Other Taxes

No Austrian stock exchange transfer tax, value added tax or stamp duty will be levied on the purchase, sale or other disposition (including the exchange) of the shares.

France

The following provisions summarise the tax regime that is likely to apply with respect to the exchange offer, the SESTA squeeze-out and the squeeze-out merger to French tax resident shareholders who are (i) individuals who own UBS Shares or UBS Group Shares within their private assets outside of a share ownership plan (plan d’épargne en actions) and who do not trade on the stock markets in a manner that is similar to that of a person that carries out such trading for professional purposes, or (ii) French legal entities who do not hold their shares in connection with a fixed base (base fixe) or permanent establishment outside France. The following provisions do not address registration taxes. The description hereunder assumes that the tax value of UBS Shares of the relevant UBS shareholders is higher than the nominal value of UBS Shares. The following provisions are based on French law as it currently stands and are subject to the application of any international tax treaties. The rules set out below may be affected by changes in legislation or regulations (which may have retroactive effect) or by a change in the interpretation of such rules by the French tax authorities. This information in no way constitutes a comprehensive analysis of all tax effects that may apply to UBS shareholders or UBS Group shareholders. Shareholders must consult their own tax adviser with regards to the tax regime applicable to their individual situation.

Tax Considerations Linked to the Exchange Offer

Within the Context of the Exchange Offer

Individual Shareholders

According to Section 150-0 B of the French tax code (Code général des impôts, the “FTC”), individual shareholders should not be taxable on capital gains with respect to the share-for-share exchange upon the exchange offer. The tax value of their UBS Shares would be carried over.

Corporate Shareholders

According to Section 38,7 of the FTC, capital gains realized by corporate shareholders upon a public exchange offer (“PEO”) are not taxable upon the exchange. According to the interpretation of the French tax authorities as stated under administrative guidelines BOI-BIC-PVMV-30-30-60-10-20120912 § 1, PEOs which qualify for such roll-over regime are offers that are carried-out in a EU member State and are subject to regulations similar to regulations applicable in France, in particular with respect to rules providing for investors protection rights. As the exchange offer is carried out in Ireland and is governed by the Prospectus Directive, which is applicable both in Ireland and in France, the exchange offer would most likely be viewed as qualifying for the roll-over regime.

In this case, corporate shareholders should not be taxable on capital gains with respect to the share-for-share exchange upon the exchange offer. The tax value of their UBS Shares would be carried over.

Within the Context of a SESTA squeeze-out

Absent any direct authority under French law on transactions such as the SESTA squeeze-out, the tax treatment of French tax resident UBS shareholders relating to the SESTA squeeze-out is unclear.

One interpretation would be that the SESTA squeeze-out could be viewed as made in the context of the Exchange Offer and therefore benefit from the roll-over regime applicable to exchange offers. Under such interpretation, individual shareholders and corporate shareholders would be subject to the same treatment as that described above in the paragraph “Exchange Offer”.

Another interpretation would be that the SESTA squeeze-out could be viewed as a repurchase by UBS of its own shares in consideration for the attribution in kind of UBS Group Shares. The tax treatment applicable to repurchases of shares is uncertain following a decision of the French constitutional court of June 20, 2014 (QPC 2014-404). It is expected that such tax treatment will be amended in the Finance Bill for 2015 (Loi de finances pour 2015). UBS shareholders should refer to the provisions of the Finance Bill for 2015.

In light of these uncertainties, UBS shareholders are urged to consult their own tax advisers as to the tax treatment of the SESTA squeeze-out.

Within the Context of a Squeeze-Out Merger

Absent any direct authority under French law on transactions such as the squeeze-out merger, the tax treatment of French tax resident UBS shareholders relating to the squeeze-out merger is unclear.

One interpretation would be that the exchange of UBS Shares for the UBS Group Shares pursuant to the squeeze-out merger could be viewed as a disposal of UBS Shares. Under this interpretation, French tax resident UBS shareholders would be taxed on capital gains realized on such disposal under the capital gains tax regime (see “Individual Shareholders – Taxation of capital gains” below for individual French tax resident shareholders and “Corporate Shareholders – Taxation of capital gains” below for corporate French tax resident shareholders). Under such interpretation, UBS shareholders receiving UBS Group Shares pursuant to the squeeze-out merger would in principle not benefit from the roll-over tax regimes provided for by Sections 38,7 bis and 150-0 B of the FTC. However, UBS shareholders may reach out to the French tax authorities to determine whether the squeeze-out merger could be viewed as qualifying for the roll-over regime provided for by Sections 150-0 B and 38,7 bis of the FTC.

Under other interpretations of French tax law, the attribution of UBS Group Shares to UBS shareholders pursuant to the squeeze-out merger could be viewed as a dividend distribution (see “Individual Shareholders – Taxation of dividends” below for the tax regime applicable to individual shareholders and “Corporate Shareholders – Taxation of dividends” for the tax regime applicable to corporate shareholders), or as miscellaneous income taxable at the standard tax rates.

UBS shareholders are urged to consult their own tax advisers as to the tax treatment of the squeeze-out merger.

Tax Considerations Regarding the Holding of and Receipt of Dividend Distributions in respect of UBS Group Shares by French Residents

Individual Shareholders

Taxation of dividends

Withholding Tax

Subject to certain exceptions, under Section 117 quarter of the FTC, dividends paid to French tax resident individuals for tax purposes are subject to a withholding tax, equal to 21% of the gross income distributed, which does not discharge the taxpayer from the payment of personal income tax on such amounts.

This 21% withholding tax is paid by the dividends’ paying agent if it is established in France.

If the paying agent is established outside France, the dividends paid by the UBS Group are declared and the corresponding tax paid, within the first 15 days of the month following the dividend payment, either by the taxpayer himself or, if the paying agent is established in an EU Member-State, Iceland, Norway or Liechtenstein, by the paying agent if it has been granted a power of attorney by the taxpayer.

This withholding tax constitutes an instalment on account of the taxpayer’s final income tax and is creditable against the final personal income tax due by the taxpayer with respect to the year during which it is withheld, the surplus, if any, being refunded to the taxpayer.

Social-security contributions

The gross amount of dividends paid by the UBS Group is also subject to social-security contributions at an overall rate of 15.5%.

These social-security contributions are levied in the same way as the 21% withholding tax described above.

Taxation of capital gains

Pursuant to Section 150-0 A of the FTC, capital gains realised upon the sale of UBS Group Shares by French tax resident individuals are subject to income tax on a progressive schedule.

Pursuant to Section 150-0 D,11 of the FTC, any capital losses may be deducted from capital gains of the same type realised during the same fiscal year and over the ten following years.

Shareholders can benefit from certain tax deductions depending on the holding period of the shares.

Taxable capital gains are also subject to social-security contributions at an overall rate of 15.5%.

Corporate Shareholders

The following paragraphs describe the tax regime likely to apply to French tax resident corporate shareholders who hold less than 5% of UBS Group’s capital on the dividend payment date and who do not hold their shares as equity securities (titres de participation) within the meaning of Section 219 I a quinquies of the FTC.

Taxation of dividends

Dividends paid by UBS Group to corporate shareholders should not be subject to withholding tax.

Dividends received should generally be included in the tax basis subject to corporate income tax.

Taxation of capital gains

Capital gains realised upon the disposition of UBS Group Shares should generally be included in the tax basis subject to corporate income tax.

Estate and gift tax

Subject to applicable tax treaties, the transfer of UBS Group Shares may be subject to French estate or gift taxes if the donor is, or the deceased was, tax resident in France.

UBS Group shareholders should note that the inheritance tax treaty between Switzerland and France has been repealed, and will no longer be in force as from 1 January 2015.

Wealth tax

Subject to applicable tax treaties, an individual French tax resident shareholder may be required, under certain conditions, to include his or her UBS Group Shares in his or her tax basis subject to French wealth tax.

Germany

Taxation in Germany

The following is a summary of the material German income and withholding tax consequences to German tax resident UBS shareholders linked to the exchange offer, SESTA squeeze-out, squeeze-out merger and ownership and sale of UBS Group Shares. This summary is based on the tax laws, regulations and regulatory practices of Germany as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

The following summary does not purport to address all of the tax consequences and does not take into account the specific circumstances of any particular UBS shareholder. It in no way constitutes a comprehensive analysis of all tax effects that may apply to UBS shareholders. For example, shares originated from a reorganisation on a tax-neutral basis (tainted shares) might not qualify for some tax exemption as described below. In any case, Shareholders must consult their own tax advisor with regards to the tax regime applicable to their individual situation.

Tax Considerations Linked to the Exchange Offer

Within the Context of the Exchange Offer

Shares Held as Non-Business Assets

Generally, the exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is treated as a disposal of UBS Shares.

If, however, a shareholder directly or indirectly held less than one percent of the share capital of UBS during the five years preceding the exchange, the exchange should be treated as a reorganisation of UBS and UBS Group’s share capital. As a result, the receipt of UBS Group Shares in exchange for UBS Shares should not be treated as a disposal of UBS Shares but instead the UBS Group Shares should be treated as the same asset as those UBS Shares and as acquired at the same time and for the same consideration as those UBS Shares. This, in particular, means that UBS Shares acquired before 1 January 2009, which can be sold tax exempt under German tax law (so-called Altanteile), do not change their tax status. Accordingly, a later disposal of UBS Group Shares received in exchange for UBS Shares which are classified as Altanteile should be tax exempt as well.

Prerequisite for the treatment of the share exchange as a tax neutral reorganisation is that there is no limitation of the general right of Germany to levy tax on a capital gain from a later disposal of the received shares in UBS Group.

If this tax neutral treatment is not applicable, a capital gain from the exchange of shares is generally subject to a flat tax (25% plus 5.5% solidarity surcharge thereon, plus church tax, if applicable). Losses from the exchange of such shares can only be used to offset capital gains from the disposal of shares in stock corporations during the same year or in subsequent years. The amount of the taxable capital gain from the exchange is the difference between (a) the fair market value of the received UBS Group Shares and (b) the cost of acquisition of the exchanged UBS Shares and the expenses directly related to the exchange. If the shares are deposited with or administered by a German resident credit institution, financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including in each case a German branch of such foreign institution), a securities trading company (inländisches Wertpapierhandelsunternehmen) or a securities trading bank (inländische Wertpapierhandelsbank) (the “German Disbursing Agent”) (inländische Zahlstelle), the tax on the capital gains is generally settled by way of withholding through the German Disbursing Agent which is required to deduct a withholding tax of 26.375% (including solidarity surcharge), plus church tax, if applicable, of the capital gains and remit it to the tax authority. To the extent withholding tax has not been levied, such as in the case of shares kept in custody abroad, the shareholder must report the income derived from the shares on his or her tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge and church tax thereon, where applicable).

If, however, a shareholder directly or indirectly held at least 1% of the share capital of UBS at any time during the five years preceding the exchange of shares (a “Qualified Participation”), the rules for a treatment of the share exchange as a tax neutral reorganisation and the flat tax regime do not apply and, rather, 60% of any capital gain resulting from the exchange is taxable as business income at the shareholder’s individual income tax rate. Conversely, 60% of a capital loss from the exchange of the shares is generally recognised for tax purposes. Withholding tax is also deducted by a German Disbursing Agent in the case of a Qualified Participation, but this does not have the effect of a settlement of the shareholder’s tax liability. Upon the shareholder’s assessment to income tax, the withheld and remitted tax is credited against the individual income tax liability. To the extent that the amounts withheld exceed the individual income tax liability of the shareholder, they will be refunded.

Shares Held as Business Assets

Gains on the exchange of shares held by an individual or a corporation as business assets are in principle not subject to the flat tax regime. Withholding tax must only be withheld in the case of a German Disbursing Agent. The tax withheld, however, is not considered to be final. The amount of tax withheld is credited against the shareholder’s individual or corporate income tax liability and any amounts withheld in excess of such individual or corporate income tax liability will be refunded. Even if the shares are held in a custodial account with a German Disbursing Agent, there is generally no German withholding tax (i) in the case of a corporate shareholder, or (ii) if the shareholder holds the shares as assets of a business in Germany and certifies this on an officially prescribed form to the German Disbursing Agent. If a German Disbursing Agent nonetheless withholds tax on capital gains, the tax withheld and remitted will be credited against the individual income tax or corporate income tax liability and any excess amount will be refunded.

The taxation of capital gains from the exchange of shares held as business assets depends on whether the shareholder is a corporation, a sole proprietor or a partnership:

Corporations

For corporations subject to an unlimited corporate income tax liability in Germany, capital gains from the exchange of shares are, as a general rule and currently irrespective of any holding period or percentage level of participation, effectively 95% exempt from corporate income tax (including solidarity surcharge) and trade tax. 5% of the capital gains is deemed to be non-deductible business expenses and, as such, is subject to corporate income tax plus solidarity surcharge. Business expenses actually incurred in connection with the capital gains from a tax perspective are generally tax-deductible. Losses from the exchange of shares and other reductions in profit in connection with the shares are generally not deductible for corporate income tax and trade tax purposes.

Under certain circumstances, the tax exemption does not apply for banks, financial institutions, financial service companies, holding companies etc., in case a share exchange is treated as a short-term trading. As well, the tax exemption is generally not applicable for life and health insurance companies.

Sole proprietors (individuals)

60% of capital gains from the exchange of shares are taxed at the individual income tax rate plus 5.5% solidarity surcharge (plus church tax, if applicable) on such income tax where the shares are held as business assets by an individual who is subject to unlimited tax liability in Germany. Correspondingly, only 60% of the capital losses, other reductions in profit in connection with the shares and business expenses resulting from a share sale may be deducted for income tax purposes. Only 60% of the capital gains are subject to trade tax. Correspondingly, subject to general restrictions, only 60% of the business expenses resulting from a share exchange may generally be deducted for trade tax purposes. All or part of the trade tax levied may be credited on a lump sum basis against the sole proprietor’s income taxes, depending on the multiplier set by the relevant municipality and the individual tax situation of the individual shareholder.

Partnerships

If the shareholder is classified as a Co-Entrepreneur in a partnership, the individual income tax or corporate income tax is not charged at the level of the partnership, but at the level of the respective partner. The taxation of each partner depends on whether the partner is a corporation or an individual. Thus, (corporate) income tax (including solidarity surcharge) and, if applicable, church tax will be assessed and levied only at the level of the partners, whereby, in principle, the respective rules applicable to a direct shareholding described above in subsection (i) and (ii) apply accordingly. Trade tax, however, is assessed and levied at the level of the partnership. Generally, 60% of a capital gain attributable to an individual partner and 5% of a capital gain attributable to a corporate partner are taxable. Capital losses or other reductions in profit in connection with the shares exchanged are not taken into account for purposes of trade tax to the extent they are attributable to a partner that is a corporation, and subject to general restrictions only 60% of these losses or expenses are taken into account to the extent they are attributable to a partner who is an individual.

The trade tax paid by the partnership and attributable to the individual’s general profit share is completely or partially credited against the shareholder’s individual income tax in accordance with such lump-sum method.

Taxation of Capital Gains Within the Context of a SESTA Squeeze-Out

For shareholders holding a participation of less than 1% in UBS during the five years preceding the SESTA squeeze-out as a non-business asset, the cancellation of UBS Shares in return for UBS Group Shares within the context of a SESTA Squeeze-Out is likely to be regarded as a tax neutral reorganisation as described above in the context of the exchange offer.

If the cancellation is not regarded as a tax neutral reorganisation, the exchange leads to a taxable capital gain (or allowable loss) and to German tax consequences as described above in the context of the exchange offer for the different types of shareholdings.

Taxation of Capital Gains Within the Context of a Squeeze-Out Merger

For shareholders holding a participation of less than 1% in UBS during the five years preceding the squeeze-out merger as a non-business asset, the exchange of UBS Shares in return for UBS Group Shares within the context of a squeeze-out merger should be regarded as a tax neutral reorganisation as described above in the context of the exchange offer.

If the exchange in the context of the squeeze-out merger is not regarded as a tax neutral reorganisation, the exchange leads to a taxable capital gain (or allowable loss) and to German tax consequences as described above in the context of the exchange offer for the different types of shareholdings.

Taxation of the Dividend Distribution of UBS Group

Swiss Withholding Tax

As described under “Taxation – Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the Switzerland-Germany double taxation agreement in respect of German residents who are entitled to claim (and make a valid claim) to 15%. If a German corporation holds at least 10% of the shares in the distributing company for a continuous period of at least 12 months, no withholding tax will be levied in Switzerland.

A remaining Swiss withholding tax might be credited against German income tax or German corporate income tax as described below.

Shares Held as Non-Business Assets

Dividends received by a shareholder who is subject to an unlimited tax liability in Germany and holds his or her shares as non-business assets are, as a general rule, taxed as capital investment income (Einkünfte aus Kapitalvermögen) and, as such, subject to a 25% flat tax plus 5.5% solidarity surcharge thereon resulting in an aggregate tax rate of 26.375%, plus church tax, if applicable.

If the shares are held in a custodial account with a German Disbursing Agent, the German Disbursing Agent generally withholds German tax at a rate of 25% (plus 5.5% solidarity surcharge thereon and, if applicable, church tax) on the gross amount of the dividends paid by the UBS Group. However, the German Disbursing Agent must reduce the amount of the German withholding tax by the amount of tax withheld and not to be refunded in Switzerland (currently, the reduction amounts to 15%). The German tax resident individual’s personal income tax liability with respect to dividends is generally satisfied through the withholding. To the extent withholding tax has not been levied, such as in the case of shares kept in custody abroad, the shareholder must report the income derived from the shares on the tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge and church tax thereon, where applicable).

The individual shareholder is taxed on the aggregate capital investment income. Income-related expenses are not tax-deductible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining the individual tax rate of the shareholder if this results in a lower tax, but even in this case, income-related expenses are not tax-deductible. Further, in such a case, tax withheld and not to be refunded in Switzerland (currently 15%) can generally be credited against the German tax liability on the Swiss dividends received by the German tax resident individual.

Shares Held as Business Assets

If the shares form part of a German business (including a German permanent establishment of a foreign business investor), the taxation of dividends differs depending on whether the shareholder is a corporation, a sole proprietor or a partnership.

Corporations

For corporations subject to an unlimited corporate income tax liability in Germany, dividends are, as a general rule, effectively 95% tax exempt from corporate income tax (including solidarity surcharge). 5% of the dividend income is deemed to be non-deductible business expenses and, as such, is subject to corporate income tax plus solidarity surcharge. However, dividends received by a shareholder holding a participation of less than 10% in the share capital of the UBS Group at the beginning of the calendar year (a “Portfolio Participation”) (Streubesitzbeteiligung) are not exempt in the amount of 95% from corporate income tax (including solidarity surcharge thereon). Participations of at least 10% acquired during a calendar year are deemed to be acquired at the beginning of the calendar year. Participations held through a partnership being engaged or deemed to be engaged in a business (“Co-Entrepreneurship”) (Mitunternehmerschaft) are attributable to the shareholders pro rata in the amount of their participations.

In general, dividends are fully subject to trade tax. If the shareholder holds at least 15% of the registered share capital of the UBS Group at the beginning of the relevant tax assessment period, effectively 95% of the dividends are exempt from trade tax. Business expenses actually incurred in connection with the dividends are deductible for corporate income tax and – subject to certain restrictions – also for trade tax purposes.

Tax withheld on the dividends in Switzerland is generally not creditable against the corporate income tax liability of the corporate shareholder in Germany. However, it should generally be creditable against corporate income tax imposed on Swiss capital investment income to the extent it relates to dividends from Portfolio Participations.

Even if the shares are held in a custodial account with a German Disbursing Agent, there is generally no German withholding tax on dividends paid by the UBS Group to a corporate shareholder.

Sole proprietors (individuals)

Where the shares are held as business assets by an individual who is subject to unlimited tax liability in Germany, 60% of the dividends are taxed at the applicable individual income tax rate plus 5.5% solidarity surcharge on such income tax (partial income taxation method, Teileinkünfteverfahren) plus church tax, if applicable. Correspondingly, only 60% of any business expenses related to the dividends may be deducted for income tax purposes. In general, dividends are fully subject to trade tax. If the shareholder holds at least 15% of the registered share capital of the UBS Group at the beginning of the relevant tax assessment period, the net amount of the dividend (i.e. after deduction of the business expenses directly connected to it) is exempt from trade tax. In general, business expenses are deductible for trade tax purposes but certain restrictions may apply. All or part of the trade tax levied may be credited on a lump sum basis against the sole proprietor’s income taxes.

Tax withheld and not to be refunded in Switzerland (currently 15%) should be creditable against the German personal income tax liability with respect to the dividend income.

If the shares are held in a custodial account with a German Disbursing Agent, the German Disbursing Agent is not obliged to withhold German tax on dividends paid by the UBS Group provided that the individual certifies to the German Disbursing Agent on an officially prescribed form that the dividends constitute business income of a German business.

Partnerships

If the shareholder is a Co-Entrepreneurship, the individual income tax or corporate income tax is not charged at the level of the partnership, but at the level of the respective partner. The taxation of each partner depends on whether the partner is a corporation or an individual. Thus, (corporate) income tax (including solidarity surcharge) and, if applicable, church tax will be assessed and levied only at the level of the partners, whereby, in principle, the respective rules applicable to a direct shareholding described above in subsection (i) and (ii) apply accordingly. Trade tax, however, is assessed and levied at the level of the partnership; this applies irrespective of whether the dividends are attributable to individual partners or corporate partners. The trade tax paid by the partnership and attributable to the individual’s general profit share is completely or partially credited against the shareholder’s individual income tax on a lump-sum basis.

The creditability of the tax withheld and not to be refunded in Switzerland against the German corporate or personal income tax depends on whether the partner is a corporation or an individual. If the partner is a corporation, the principles explained for corporations above apply (see “Corporations” above). If the partner is an individual, the principles explained for individuals above apply (see under “Sole proprietors (individuals)” above).

If the shares are held in a custodial account with a German Disbursing Agent, no German withholding tax arises provided that the partnership certifies to the German Disbursing Agent on an officially prescribed form that the dividends constitute business income of a German business.

German Controlled Foreign Corporation Rules (Außensteuergesetz)

Tax residents of Germany holding one or more percent of the share capital in the UBS Group might, under certain circumstances, fall under the German controlled foreign corporation rules (the “CFC-rules”). In this case, such shareholders would have to include in their income (and file corresponding special tax returns with regard to) distributed and undistributed earnings of the UBS Group or its subsidiaries. It is strongly recommended that shareholders check with their individual tax adviser whether or not German CFC-rules might be applicable and what tax consequences would be incurred in that case.

Taxation of Capital Gains from the Disposal of Shares in UBS Group

Shares Held by Individual Shareholders as Non-Business Assets

Capital gains from the sale of UBS Group Shares which an individual shareholder holds as non-business assets are generally subject to a flat tax as described above under Taxation of capital gains in the context with the exchange offer.

If, however, a shareholder directly or indirectly held a “Qualified Participation”, the flat tax regime does not apply and, rather, 60% of any capital gain resulting from the sale is taxable as business income as described above under Taxation of capital gains in the context with the exchange offer.

Shares Held as Business Assets

Gains on the disposal of UBS Group Shares held by a corporation, a sole proprietor or a partnership as business assets are in principle subject to German withholding tax as described above under Taxation of capital gains in the context with the Exchange offer.

The income taxation of capital gains from the disposal of UBS Group Shares held as business assets depends on whether the shareholder is a corporation, a sole proprietor or a partnership. The tax considerations described above under Taxation of capital gains in the context with the Exchange offer apply accordingly.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of shares. Provided that certain prerequisites are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt.

Net wealth tax (Vermögenssteuer) is currently not imposed in Germany.

Germany may levy inheritance and gift taxes on the transfer of shares upon death or by gift or donation. The amount on which to assess the inheritance and gift tax is generally the fair market value. It is strongly recommended that shareholders check with their individual tax adviser any inheritance and gift tax consequences.

Liechtenstein

The following is a general description limited to certain tax considerations applicable under the laws of Liechtenstein as in effect on the date hereof relating to the exchange offer, ownership or sale of UBS Group Shares or UBS Shares (“Shares”). The summary applies to shareholders who own the Shares as an investment in their own name and on their own account. However, it is not a comprehensive discussion of the tax treatment of the transaction or ownership or disposition of Shares.

Withholding tax

Under Liechtenstein law currently in effect there is no withholding tax on dividend payments. Dividend payments may therefore be made without withholding or deduction for or on account of Liechtenstein income tax.

As described under “Taxation—Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. Liechtenstein residents are currently not entitled to claim whole or partial refund of Swiss withholding tax due to the absence of a respective double tax treaty between Switzerland and Liechtenstein.

Tax Considerations Linked to the Exchange Offer, the SESTA Squeeze-Out or the Squeeze-Out Merger

Exchange of UBS Shares, either pursuant to the exchange offer, the SESTA squeeze-out or the squeeze-out merger should not be a taxable event in Liechtenstein because it should be considered a disposal of shares (e.g. UBS Shares) for valuable consideration followed by the acquisition of new shares (e.g. UBS Group Shares). Capital gains realized on the disposal of UBS Shares are not subject to taxation in Liechtenstein (see also the following section).

Tax Considerations of Shareholders

Income Tax and Wealth Tax

Non-resident Shareholders

A holder of Shares who is not a resident of Liechtenstein for tax purposes and who during the taxable year has not engaged in trade or business through a permanent establishment or a fixed place of business in Liechtenstein and who is not subject to taxation in Liechtenstein for any other reason (e.g. employment income from a Liechtenstein employment contract) will be exempt from any Liechtenstein income tax in respect of dividends received.

Resident Shareholders

For shareholders who are resident in Liechtenstein for tax purposes the following applies:

Individuals who are resident for tax purposes in Liechtenstein are generally subject to income and wealth tax with their worldwide assets and income. Generally, the entire worldwide movable and immoveable property of the taxpayer including the Shares is subject to wealth tax in Liechtenstein. The wealth tax is based on the notional income (Sollertrag) of currently 4% on the taxpayer’s taxable assets, which is then subject to income tax in lieu of the real income from such assets. Consequently, income from assets that are subject to wealth tax in Liechtenstein, including income from Shares and capital gains on disposal of Shares, are tax exempt in Liechtenstein. There is a progressive scale for determining the income tax rate. The above does not apply to individuals who are subject to lump sum taxation in Liechtenstein. Such individuals are generally taxed on expenditure instead of income and wealth tax.

Trusts, foundations and foundation-like establishments with a Liechtenstein resident settlor or Liechtenstein resident beneficiaries may be subject to income tax or wealth tax, as the case may be. The wealth of revocable trusts and foundations are generally attributed to the settlor and wealth tax is paid by him if he is resident in Liechtenstein for tax purposes. However, it is possible for the settlor to opt for taxation on the level of the trust, foundation or foundation-like establishment instead. In case of irrevocable trusts, foundations and foundation-like establishments, a distinction has to be drawn between entities with determinable beneficiaries who are entitled to a certain quota and entities where this is not the case. In the case of the former, wealth tax is levied at the level of the beneficiaries. However, beneficiaries may apply for taxation at the level of the entity but require the consent of the governing body of such entity. If the beneficiaries have validly opted for taxation at the level of the entity with the consent of its governing body, the entity will not become subject to tax itself but rather it must meet the beneficiary’s personal wealth or income tax liability in lieu of said beneficiary. If an irrevocable trust, foundation or foundation-like establishment has no determinable beneficiaries with a certain quota, no wealth or income tax is payable by potential beneficiaries who are tax resident in Liechtenstein.

Legal entities that are taxable in Liechtenstein are generally subject to the corporate tax on their net income at a rate of 12.5% under the regular tax regime for corporate entities. The net income is reduced, inter alia, by income from foreign permanent establishments, dividends and capital gains on the disposal of Shares. Dividend income and capital gains from the disposal of Shares are therefore tax exempt irrespective of the amount of Shares owned. As regards the calculation of the net income of a legal entity subject to the regular tax regime, a tax advisor should be consulted. Legal entities that are taxed as so-called private asset structures (Privatvermögensstruktur) in Liechtenstein are only subject to the minimum corporate income tax of CHF 1,200 annually. For them dividend income and capital gains from the sale of Shares are exempt from tax.

Stamp Tax Upon The Issuance And Transfer of UBS Group Shares

Due to the Customs Treaty between Liechtenstein and Switzerland, Swiss stamp duties may apply to transactions in UBS Shares. Please consult the section “Taxation—Switzerland” above concerning Swiss stamp duties.

Gift and Inheritance Taxes

Liechtenstein does not tax transfers by way of donation or inheritance. Consequently, the transfer of UBS Group Shares by Liechtenstein resident Shareholders will not be subject to inheritance or gift tax in Liechtenstein.

The above outline is not complete. Investors and shareholders are therefore urged to consult their own tax advisor with regard to their personal tax implications resulting from investment in, or ownership and disposition of, the UBS Shares or the UBS Group Shares.

Luxembourg

This section summarises the Luxembourg tax consequences of the transaction, or holding of UBS Group Shares or UBS Shares. The following is based upon the laws as in effect on the date of this prospectus.

Shareholders or prospective shareholders should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the UBS Group Shares or UBS Shares and as to the tax consequences of the exchange offer, SESTA squeeze-out and the squeeze-out merger.

Shareholders resident in Luxembourg are subject to taxation in connection with the holding, disposal, redemption of the UBS Group Shares or UBS Shares and the income derived by the UBS Group Shares or UBS Shares according to Luxembourg income tax law.

Tax Considerations Linked to the Exchange Offer, the SESTA Squeeze-Out or the Squeeze-Out Merger

Exchange of UBS Shares, either pursuant to the exchange offer, the SESTA squeeze-out or the squeeze-out merger, is in principle a taxable event as it is considered as a disposal of shares (e.g. UBS Shares) for valuable consideration followed by the acquisition of new shares (e.g. UBS Group Shares). In this respect, capital gains realised on the disposal should in principle be subject to Luxembourg income taxes. Taxable gains are determined as being the difference between the market value upon exchange and the acquisition cost of the shares.

However, following article 22bis of the Luxembourg Income Tax Law (“LITL”), a potential roll-over relief may apply on (i) conversion of a company into another legal form, (ii) an exchange of shares as a result of a merger or demerger and (iii) an exchange of shares involving companies whereby the acquiring company acquires the majority of the voting rights in the acquired target or increases its participations in excess of this 50% majority threshold.

The roll-over relief of article 22bis LITL only applies for Luxembourg companies, companies mentioned in article 3 of the amended Council Directive of 23 July 1990 on the common system of taxation applicable to mergers, divisions, transfers of assets and exchanges of shares concerning companies of different Member States, a European company (SE) subject to Council Regulation No 2157/2001, a European Cooperative Society (SCE) subject to Council Regulation No 1435/2003 on the Statute for a European Cooperative Society (SCE) or a company resident of a state that is a contracting party to the Agreement on the European Economic Area and is subject to a corporate tax that is comparable to Luxembourg corporate tax. In the present case, the concerned companies are governed by the laws of Switzerland and therefore the roll-over relief of article 22bis LITL should not apply.

Taxation of the Company’s Shareholders

Income Taxation of Luxembourg Resident Shareholders

Luxembourg Individual Residents

Any dividends received by Luxembourg tax resident individuals are in principle subject to personal income tax at the normal progressive rate (for fiscal year 2014, the maximum effective marginal tax rate being at 42.80% or 43.60% depending on the amount of taxable income).

However, UBS being a Swiss resident company fully liable to a corporate tax corresponding to the Luxembourg corporate income tax, 50% of the dividends received by resident individuals, who act in the course of either their private wealth or their professional/business activity, are subject to income tax at the progressive ordinary where the other 50% are tax exempt. Any Swiss withholding tax may be credited against the Luxembourg income tax liability under ordinary rules.

Notwithstanding the above, a Luxembourg tax resident individual is not taxable on the first tranche of EUR 1,500 (or EUR 3,000 in case of collective taxation with his/her spouse) of the aggregate amount of interest and dividend income he/she receives during any given year.

A gain realised upon the sale, disposal or redemption (note that if some but not all the shares of a given shareholder are redeemed, the same tax treatment may apply as for dividends) of shares by Luxembourg resident individual shareholders, acting in the course of the management of their private wealth is not subject to Luxembourg income tax provided (i) this sale, disposal or redemption took place more than 6 months after the acquisition of the shares and (ii) it does not represent a substantial shareholding.

In this respect, a substantial shareholding is defined where (i) the relevant shareholder has held, either alone or together with its spouse or partner and/or its minor children, either directly or indirectly, at any time within the five years preceding the realisation of the gain, more than 10% of the share capital of the company or (ii) the taxpayer acquired free of charge, within the 5 years preceding the transfer, a participation that constituted a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).

Capital gains realised on a substantial participation more than 6 months after the acquisition thereof are subject to income tax according to the half-global rate method (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realised on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the shareholding.

Capital gains realised on the disposal of the shares by resident individual shareholders, who act in the course of their professional / business activity, are subject to income tax at ordinary rates.

Luxembourg Corporate Residents

Luxembourg resident corporate shareholders (organisme à caractère collectif) must include any profits derived (e.g. dividends), as well as any capital gains realised from the shareholder, in their taxable profits for Luxembourg income tax assessment purposes (Corporate Income Tax “CIT” and Municipal Business Tax “MBT”) at the maximum aggregate rate of 29.22% in 2014 for corporate shareholders having their statutory seat in Luxembourg City. Any Swiss withholding tax may be credited against the corporate income tax liability. Taxable gains are determined as being the difference between the sale, repurchase or redemption price and the lower of the cost or book value of the shareholder sold or redeemed.

However, dividends and liquidation proceeds received by Luxembourg resident corporate shareholders will be exempt from CIT and MBT in case of a participation held directly, or indirectly through a tax transparent vehicle (holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity), representing at least 10% of the share capital of the company or an acquisition price of at least EUR 1.2 million, provided that at the time of the income is made available, the recipient has held or commits to hold the participation for an uninterrupted period of at least twelve months and provided that the company, as non-resident Luxembourg company, is fully liable to a tax corresponding to the Luxembourg corporate income tax. If the above mentioned conditions are not met, 50% of the dividends received from the company are exempt from CIT and MBT.

Capital gains realised upon disposal of the shares by Luxembourg resident corporate shareholders will be exempted in case of a participation held directly, or indirectly through a tax transparent vehicle (holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity), representing at least 10% of the share capital of the company or an acquisition price of at least EUR 6 million, provided that at the time of the disposal, the beneficiary has held or commits to hold the participation during an uninterrupted period of at least twelve months and provided that the company, as non-resident Luxembourg company, is fully liable to a tax corresponding to the Luxembourg corporate income tax. The capital gain would remain taxable up to the aggregate amount of expenses and impairment incurred during the year of disposal and previous years which have been deducted from the taxable base.

Luxembourg Residents Benefiting from a Special Tax Regime

Luxembourg resident shareholders that are entities benefiting from a special tax regime, such as, (i) undertakings for collective investment subject to the amended law of 17 December 2010 (Loi du 17 décembre 2010 concernant les sociétés de placement collectif), (ii) specialised investment funds subject to the amended law of 13 February 2007 (Loi du 13 février 2007 relative aux fonds d’investissement spécialisés) or (iii) family wealth management companies governed by the amended law of 11 May 2007 (Loi du 11 mai 2007 relative à la société d’une société de gestion de patrimoine familial – SPF) are tax exempt entities in Luxembourg and are thus not subject to any Luxembourg income tax.

Net Wealth Tax

Luxembourg resident corporate shareholders and non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which or whom the shares are attributable are subject to Luxembourg Net Wealth Tax (“NWT”) except (i) an undertaking for collective investment subject to the amended law of 17 December 2010 (Loi du 17 décembre 2010 concernant les societies de placement collectif), (ii) securitisation company governed by the amended law of 22 March 2004 on securitisation (Loi du 22 mars 2004 relative à la titrisation), (iii) company governed by the amended law of 15 June 2004 on venture capital vehicles (Loi du 15 juin 2004 relative à la Société d’investissement en capital à risque (SICAR)), (iv) specialised investment fund governed by the amended law of 13 February 2007 (Loi du 13 février 2007 relative aux fonds d’investissement spécialisés), (v) Luxembourg pension pooling vehicle governed by the amended law of 13 July 2005 (Loi du 13 Juillet 2005 relative aux institutions de retraite professionnelle sous forme de société d’épargne-pension à capital variable (sepcav) et d’association d’épargne-pension (assep)) or (vi) family wealth management company governed by the amended law of 11 May 2007 (Loi du 11 mai 2007 relative à la création d’une société de gestion de patrimoine familial (SPF)).

Subject to certain conditions being satisfied, Luxembourg resident corporate shareholders and certain non-resident corporate shareholders that have a permanent establishment in Luxembourg to which the shareholder are attributable may benefit from a NWT exemption.

Other Taxes

No Luxembourg registration duties or similar taxes are levied on the transfer of foreign shares.

No estate or inheritance tax is levied on the transfer of the shares upon death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Luxembourg tax may be levied on a gift or donation of the shares if embodied in a Luxembourg notarial deed or otherwise registered in Luxembourg. Where a shareholder is a resident of Luxembourg for tax purposes at the time of his death, the shares are included in its taxable estate for inheritance tax or estate tax purposes.

The Netherlands

The following summary of certain Dutch taxation matters is based on the laws and practice in force as of the date of this exchange offer and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retroactive effect. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of UBS Shares linked to the exchange offer, SESTA squeeze-out, squeeze-out merger and a decision to acquire, hold or dispose of UBS Group Shares, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.

For the purpose of this summary it is assumed that no individual holding UBS Shares or UBS Group Shares who is taxed as a resident of The Netherlands for income tax purposes has or will have a substantial interest or a deemed substantial interest in UBS and/or UBS Group.

Generally speaking, an individual holding shares in a company has a substantial interest in such company if (a) such individual, either alone or together with his partner, directly or indirectly has, or (b) certain relatives of such individual or his partner, directly or indirectly have, (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5% or more of either the total issued and outstanding capital of the company or the issued and outstanding capital of any class of shares of the company, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5% or more of either the annual profit or the liquidation proceeds of the company. Also, an individual holding shares has a substantial interest in the company if his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest in the company. Generally, an individual holding shares, or his partner or relevant relative, has a deemed substantial interest in the company if either (a) such person or his predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for shares in the company, on a non-recognition basis.

Where this summary refers to a holder of UBS Shares and/or UBS Group Shares, an individual holding UBS Shares and/or UBS Group Shares or an entity holding UBS Shares and/or UBS Group Shares, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such UBS Shares and/or UBS Group Shares or otherwise being regarded as owning UBS Shares and/or UBS Group Shares for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Where the summary refers to “The Netherlands” or “Dutch” it refers only to the European part of the Kingdom of the Netherlands.

Investors are advised to consult their professional advisers as to the tax consequences in connection with the acceptance of the exchange offer and in connection with the ownership and disposition of a UBS Group Shares.

Tax Considerations Linked to the Exchange Offer, SESTA Squeeze-Out and Squeeze-Out Merger.

Withholding Tax

The consideration for the exchange offer, SESTA squeeze-out or squeeze-out merger will not be subject to withholding or deduction of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

Taxes on Income and Capital Gains

Resident Entities

An entity holding UBS Shares which is, or is deemed to be, resident in The Netherlands for Dutch tax purposes and which is not tax exempt, will generally be subject to corporate income tax in The Netherlands in respect of a capital gain realised upon disposal of such shares at the prevailing statutory rates, unless the holder has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such UBS Shares. Roll-over relief may be available in respect of the exchange of UBS Shares for UBS Group Shares. UBS shareholders in this category are urged to consult their own tax advisers as to the tax treatment of the share for share exchange.

Resident Individuals

An individual holding UBS Shares who is, or is deemed to be, or has elected to be treated as, resident in The Netherlands for Dutch income tax purposes will be subject to income tax in The Netherlands in respect of a capital gain realised upon disposal of UBS Shares at rates up to 52% if:

(i)	the holder has an enterprise or an interest in an enterprise to which the UBS Shares are attributable. Roll-over relief may be available in respect of the exchange of UBS Shares for UBS Group Shares. UBS shareholders in this category are urged to consult their own tax advisers as to the tax treatment of the share for share exchange; or

(ii)	the capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act (Wet inkomstenbelasting 2001).

If neither condition (i) nor condition (ii) applies, such individual will be subject to income tax on the basis of a deemed return, regardless of any actual income or capital gain derived from UBS Shares. The deemed return amounts to 4% of the value of the individual’s net assets as per the beginning of the relevant fiscal year (including the UBS Shares). Subject to application of personal allowances, the deemed return shall be taxed at a rate of 30%.

Non-Residents

A holder of UBS Shares which is not, is not deemed to be, and – in case the holder is an individual – has not elected to be treated as resident in The Netherlands for the relevant Dutch tax purposes will not be subject to taxation in The Netherlands on a capital gain derived from UBS Shares unless:

(i)	such capital gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in The Netherlands. Roll-over relief may be available in respect of the exchange of UBS Shares for UBS Group Shares. UBS shareholders in this category are urged to consult their own tax advisers as to the tax treatment of the share for share exchange; or

(ii)	the holder is an individual and such income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act (Wet inkomstenbelasting 2001).

Other Taxes

There is no registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty payable in The Netherlands in respect of or in connection with the acceptance of the exchange offer, or in respect of or in connection with the SESTA squeeze-out or squeeze-out merger.

Tax Considerations Linked to the Acquiring, Holding and Disposing of UBS Group Shares.

Withholding Tax

All payments by UBS Group in respect of UBS Group Shares can be made free of withholding or deduction of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

Taxes on Income and Capital Gains

Non-Residents

A holder of UBS Group Shares which is not, is not deemed to be, and – in case the holder is an individual – has not elected to be treated as, resident in The Netherlands for the relevant tax purposes will not be subject to taxation on income or a capital gain derived from UBS Group Shares unless:

(i)	the income or capital gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in The Netherlands; or

(ii)	the holder is an individual and the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

Resident Entities

An entity holding UBS Group Shares which is, or is deemed to be, resident in The Netherlands for corporate tax purposes and which is not tax exempt, will generally be subject to corporate income tax in respect of income or a capital gain derived from UBS Group Shares at the prevailing statutory rates, unless the holder has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such UBS Group Shares. Generally speaking, an entity holding UBS Group Shares will have the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such UBS Group Shares if the entity owns at least 5% of the nominal paid up share capital of UBS Group.

Resident Individuals

An individual holding UBS Group Shares who is, is deemed to be, or has elected to be treated as, resident in The Netherlands for income tax purposes will be subject to income tax in respect of income or a capital gain derived from UBS Group Shares at rates up to 52% if:

(i)	the income or capital gain is attributable to an enterprise from which the holder derives profits (other than as a shareholder); or

(ii)	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies, an individual holding UBS Group Shares will be subject to income tax on the basis of a deemed return, regardless of any actual income or capital gain derived from UBS Group Shares. The deemed return amounts to 4% of the value of the individual’s net assets as per the beginning of the relevant fiscal year (including the UBS Group Shares). Subject to application of personal allowances, the deemed return will be taxed at a rate of 30%.

Swiss Withholding Tax

As described under “Taxation – Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the Switzerland-Netherlands double taxation agreement in respect of Dutch residents who are entitled to claim (and make a valid claim) to 15%. In special cases further reductions may be available.

If a Dutch resident holder of UBS Group Shares receives a dividend subject to Swiss withholding tax, credit for such Swiss withholding tax may be available for set-off against a liability to Dutch corporation tax or Dutch income tax.

Gift and Inheritance Tax

Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of a UBS Group Share by way of gift by, or on the death of, a holder, unless:

(i)	the holder is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions; or

(ii)	the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions

Other Taxes

The subscription, issue, placement, allotment, delivery or transfer of UBS Group Shares will not be subject to registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty in The Netherlands.

Spain

The following sections describe the material Spanish tax consequences of the exchange offer to Spanish holders of UBS Shares for UBS Group Shares, the SESTA squeeze-out, the squeeze-out merger and the ownership and sale of UBS Group Shares. The following discussion is based on the tax treaties entered into by Spain, the Spanish tax law, the regulations and rulings published by the Spanish tax authorities, as construed by case law, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.4

For purposes of this discussion, a Spanish holder is a beneficial owner of UBS or UBS Group shares who is a resident of Spain within the meaning of article 4 of the tax treaty entered into between Spain and Switzerland dated 26 April, 1996, (the “Spain/Switzerland Treaty”) and who does not have a permanent establishment or fixed base in Switzerland to which the UBS or UBS Group is registered or with which they may be connected.

Additionally, for the purpose of the material Spanish tax consequences described herein, it is assumed that the holder of UBS shares or UBS Group Shares will hold, either directly or indirectly, less than 5% of the share capital in such entities, that such holder is not a part of the related group of such entities under the definition of article 42 of the Spanish Commercial Code and that such holder is not subject to any special tax regime in relation to such shares, such as the Spanish Holding Companies (Entidades de Tenencia de Valores Extranjeros) regime.

[4]	In this respect, in August 2014 the Spanish government published the draft text of the new Corporate Income Tax and Individual Income Tax Acts, which are estimated to be implemented by 2015.

This information is only a summary of the applicable Spanish tax rules, is given as a general guideline and does not purport to be a comprehensive discussion of all Spanish tax considerations that may be relevant to a holder resident in Spain. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular investor. Accordingly, this summary refers only to the general Spanish regulations, without addressing the specific regulations that may apply depending on the particular autonomous region or autonomous city within Spain where the holder is resident for tax purposes.

Thus, you are encouraged to consult your tax adviser as to the specific tax consequences resulting from the exchange of securities, the SESTA squeeze-out, the squeeze-out merger and the ownership and sale of UBS Group Shares including tax return reporting requirements, the applicability and effect of Spanish tax laws and the effect of any proposed changes in the tax laws.

Tax Considerations Linked to the Exchange Offer

Within the Context of the Exchange Offer

No Spanish tax will be required to be withheld to holders of UBS shares pursuant to the exchange offer.

Spanish Individual Holder

Spanish individual holders who receive the new UBS Group Shares on the exchange of the UBS Shares will realise a taxable capital gain or loss to be included in such individual holder’s Individual Income Tax (“IIT”) tax base.

Such gain or loss shall be calculated by reference to the difference between the acquisition value of the UBS Shares and the highest amount of the following:

(i)	The market value of the UBS Shares.

(ii)	The market value of the UBS Group Shares.

Taxation of capital gains obtained by an individual holder upon the exchange offer will depend on the period of time UBS Shares have been held by the individual holder. In this sense, the taxation will be the following:

•	If the transferred UBS Shares have been held by the individual holder for a period of up to one year: The obtained capital gain or loss will be included in the holder’s general tax base. The applicable tax rate would range from 24.75% to 56% (depending on the Autonomous Community where the holder is tax resident).

•	If the transferred UBS Shares have been held by the individual holder for more than one year: The obtained capital gain or loss will be included in the holder’s savings tax base. The applicable tax rate would be progressive, 21% for the first EUR 6,000, 25% from such EUR 6,000 to EUR 24,000 and 27% for income exceeding EUR 24,000.

In general terms, capital losses may be offset, with certain limitations, against capital gains arising in the same taxable year and included in the same tax base (general or savings one).

Additionally, the capital gain arising from shares exchanged that were held before 31 December 1994, may benefit from a reduction depending on the holding period.

Spanish Corporate Holder

A Spanish holder which is a legal entity subject to Spanish Corporate Income Tax (“CIT”) and which receives the new UBS Group Shares on the exchange of the UBS Shares will realise a taxable income on an accrual basis based on the income recognised in its P&L account adjusted in accordance with the rules contained in the CIT Law and, therefore, subject to CIT and taxed at the ordinary CIT 30% rate.

According to the CIT Law, the taxable income derived from the exchange would be calculated by reference to the difference between the market value of the UBS Group Shares and the tax value of the transferred UBS Shares.

Capital losses incurred by the corporate holder in relation to the exchange based on the loss recognised in its P&L account adjusted in accordance with the rules contained in the CIT Law would be deductible for CIT purposes.

Within the Context of a SESTA Squeeze-Out and Squeeze-Out Merger

No Spanish tax will be required to be withheld to holders of UBS Shares pursuant to the SESTA squeeze-out or the squeeze-out merger.

Spanish Individual Holder

The cancellation of UBS Shares on the exchange of the UBS Group Shares according to the SESTA squeeze-out or squeeze-out merger procedure will realise a taxable capital gain or loss to be included in such individual holder’s IIT tax base.

The capital gain or loss arisen in the SESTA squeeze-out and in the squeeze-out merger would be taxed at the same way as for the exchange offer to individual holders established above.

Spanish Corporate Holder

A Spanish holder which is a legal entity subject to Spanish CIT and which receives the new UBS Group Shares on the exchange of the UBS Shares according to the SESTA squeeze-out or squeeze-out merger procedure will realise a taxable income or loss on an accrual basis based on the income recognised in its P&L account adjusted in accordance with the rules contained in the CIT Law and, therefore, subject to CIT and taxed at the ordinary CIT 30% at the same way as for the exchange offer explained above.

Tax Considerations Regarding the Holding and Dividend Distributions in respect of UBS Group Shares by Spanish Residents

Taxation of Dividends – Spanish Withholding Tax

As a general rule, to the extent UBS Group is a non-Spanish tax-resident entity, no withholding tax on account of the Spanish IIT or CIT of the holder of the UBS Group shares will apply on dividends from such UBS Group.

Notwithstanding, such withholding tax will be levied if a Spanish tax resident corporation or a non resident entity with a permanent establishment are acting as depositaries of the UBS Group shares, or they are charged with the collection of income from the UBS Group shares for the beneficial owners. If such were the case, dividends could be subject to withholding tax (currently, at a 21% rate), provided that such income has not been previously subject to withholding tax in Spain.

In any event, a holder of the UBS Group shares who is Spanish tax-resident may credit such withholding tax against his final IIT or CIT liability for the relevant fiscal year.

As described under “Taxation – Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the Switzerland-Spanish double taxation agreement in respect of Spanish residents who are entitled to claim (and make a valid claim) to 15% in accordance with the assumptions described above (the holder of the UBS Group Shares will hold, either directly or indirectly, less than 5% of the share capital in such entity).

If a Spanish resident holder of UBS Group Shares receives a dividend subject to Swiss withholding tax, credit for such Swiss withholding tax may be available for set-off against a liability to Spanish corporation tax or Spanish individual income tax.

Taxation Of Dividends – Spanish Individual Holder

Dividends paid by a non-resident company to Spanish tax resident individuals would be subject to IIT and included in the savings taxable base. The applicable tax rate would be progressive, 21% for the first EUR 6,000, 25% from such EUR 6,000 to EUR 24,000 and 27% for income exceeding EUR 24,000. The first EUR 1,500 of any dividends received annually may be exempt under certain circumstances.

If dividends paid to the holder are subject to Swiss withholding tax or to any type of direct taxation in Switzerland in the hands of the holder, the latter should be allowed to apply a tax credit for the avoidance of juridical international double taxation in the terms described in the Spanish Personal Income Tax Law.

Taxation Of Dividends – Spanish Corporate Holder

Dividends paid to Spanish tax resident corporations and duly recognised for accounting purposes in the P&L account will form part of the aggregate taxable income of such holders, subject to CIT currently at a 30% rate.

If dividends paid to corporate holders are subject to Swiss withholding tax or to any type of direct taxation in Switzerland in the hands of the holder, the latter should be allowed to apply a tax credit for the avoidance of juridical international double taxation in the terms described in the Spanish Corporate Income Tax Law.

Capital Gains Upon the Disposal of UBS Group Shares – Spanish Individual Holder

Disposal of UBS Group Shares by an individual holder may give rise to a taxable capital gain or loss to be included in such individual holder’s IIT tax base.

Such gain or loss shall be calculated by reference to the difference between the transfer value of UBS Group Shares, as established under IIT Law, and their acquisition cost.

Taxation of capital gains or losses obtained by an individual holder upon disposal of UBS Group Shares will depend on the period of time UBS Group Shares have been held by the individual holder. In this sense, the taxation will be the following:

•	If the transferred UBS Group Shares have been held by the individual holder for a period of up to one year: The obtained capital gain or loss will be included in the holder’s general tax base. The applicable tax rate would range from 24.75% to 56% (depending on the autonomous region where the holder is tax resident).

•	If the transferred UBS Group Shares have been held by the individual holder for more than one year: The obtained capital gain or loss will be included in the holder’s savings tax base. The applicable tax rate would be progressive, 21% for the first EUR 6,000, 25% from such EUR 6,000 to EUR 24,000 and 27% for income exceeding EUR 24,000.

In general terms capital losses may be offset against capital gains arising in the same taxable year and included in the same tax base (general or savings one).

Additionally, the capital gain arising from shares exchanged that were held before 31 December 1994, may benefit from a reduction depending on the holding period.

Some limitations may apply on the offsetting of losses arising from the transfer of UBS Group Shares if securities of the same kind (UBS Group Shares) have been acquired during the period comprised between one year before and one year after the date of the transfer originating such loss.

Capital Gains Upon the Disposal of UBS Group Shares – Spanish Corporate Holder

Capital gains realised by a corporate holder upon a transfer or disposal of UBS Group Shares will be taxable to the extent such gain should be included on an accrual basis in its P&L account adjusted in accordance with the rules contained in the CIT Law and, therefore, taxed at the ordinary CIT 30% rate.

Capital losses incurred by the corporate holder in relation to UBS Group Shares based on the loss recognised in its P&L account adjusted in accordance with the rules contained in the CIT Law would be deductible for CIT purposes. However, if arising from a transfer to a related company under section 42 of the Spanish Commercial Code, the capital losses shall not be deductible until the further transfer of the shares to a non-related company.

Spanish Tax Considerations Derived from the Tax Reform

It is currently being discussed in the Spanish Parliament the Tax Reform that it is expected to come into force on 1 January 2015.

Taking into account the wording published on 6 August 2014, please find below a brief explanation of the main amendments that shall be taking into account in connection with the tax regime applicable to Spanish Individual Holders and Spanish Corporate Holders. However, please be aware that the Bills can still be amended throughout its discussion in the Parliament.

Spanish Individual Holder

On one hand, the exemption foreseen for the first EUR 1,500 of any dividends received annually by the Spanish Individual Holder will be abrogated and the withholding tax rate will be reduced from 21% to 20% in 2015 and from 2016, it will be 19%.

On the other hand, the main amendments regarding the taxation of capital gains or losses are the following:

a)	Capital gains or losses derived from the exchange or transfer of shares will be included in the holder’s savings tax base irrespective of the period of time such shares had been held.

b)	The tax regime applicable to capital gains arising from shares that were held before 31 December 1994 will be abrogated. Therefore, once the Tax Reform enters into force such regime will not be applicable.

Additionally, the bill includes new regulation for the offsetting of positive and negative income included in the savings tax base.

Finally, the applicable tax rate to the savings tax base would be reduced progressively:

	Tax rate
Tax base	2015	2016
Up to €6,000	20%	19%
€6,000-€50,000	22%	21%
€50,000 and above	24%	23%

Spanish Corporate Holder

The reform of corporate income tax involves lowering the tax rate. The general tax rate will be reduced from 30% to 28% in 2015, and from 2016, it will be 25%.

VAT, Transfer Tax, Capital Duty and Stamp Duty

Transfers of UBS Shares or UBS Group Shares should not trigger any Spanish Transfer Tax or Value Added Tax (however, Value Added Tax or Transfer Tax could be levied in Spain, among others, on the transfers of those shares if more of 50% of the assets of UBS or UBS Group directly or indirectly consist of real estate located in Spain). Additionally, no Stamp Duty will be levied on such transfers and on the issue of UBS Group Shares or on the cancellation or exchange of UBS Shares.

Spanish Net Wealth Tax

The possession of UBS Shares and UBS Group Shares by Spanish individuals could levy Spanish Net Wealth Tax provided the total net wealth of the individual exceeds EUR 700,000 – or less in some Autonomous Community. The tax scale could vary depending on the Autonomous Community but in general terms is around 0.2% and 2.5%.

Gift and Inheritance Tax

The transfer of UBS Group shares by way of an inter-vivos gift or mortis-causa transfer could be subject to Spanish Inheritance and Gift Tax.

The tax due would vary depending on the applicable legislation (national legislation or Autonomous Community legislation).

United Kingdom

This section summarises the material U.K. tax consequences of the exchange offer, SESTA squeeze-out, squeeze-out merger and ownership and sale of UBS Group Shares. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding UBS Group Shares or UBS Shares.

This section is based on current U.K. tax law in England and Wales and what is understood to be the current practice of HM Revenue & Customs (“HMRC”) as at the date of this prospectus, both of which are subject to change, possibly with retroactive effect. This section applies only to holders of UBS Group Shares who are resident (and, in the case of individuals, domiciled) for tax purposes in the U.K. (“U.K. Holders”) (except insofar as express reference is made to the treatment of non-U.K. residents), who hold their shares as an investment, and who are the absolute beneficial owners thereof and of any dividends paid in respect of the UBS Group Shares, including where such beneficial owners hold such Shares through a nominee or custodian.

This section does not address all possible tax consequences relating to an investment in UBS Group Shares. Certain types of shareholders, such as traders, brokers, dealers, banks, financial institutions, partnerships, trusts, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, persons connected with UBS Group or with UBS, persons holding the shares in an individual savings account or a self-invested personal pension or as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment and shareholders who control or hold (either alone or together with one or more associated persons) directly or indirectly more than 10%. of the voting rights or any class of share capital of UBS Group or UBS may be subject to special rules and this summary does not apply to such shareholders.

Shareholders or prospective shareholders who are in any doubt about their tax position or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom are recommended to seek the advice of professional advisers in relation to their taxation obligations.

Tax Considerations Linked to the Exchange Offer

Exchange of UBS Shares for UBS Group Shares

The exchange of UBS Shares for UBS Group Shares pursuant to the exchange offer should not be treated as a disposal of UBS Shares for U.K. tax purposes (“no disposal” treatment), subject to certain conditions. If “no disposal” treatment applies, the exchange will not constitute a disposal by a U.K. Holder of UBS Shares for U.K. tax purposes. The UBS Group Shares will then be treated as having been acquired by a U.K. Holder at the same time and for the same consideration as that U.K. Holder’s UBS Shares.

Where a U.K. Holder, together with its connected parties, does not hold more than 5% (or more than 5% of any class) of shares in UBS, the “no disposal” treatment described above should apply.

Where a U.K. Holder holds, alone or together with its connected parties, more than 5% (or more than 5% of any class) of shares in UBS, the “no disposal” treatment described above will only apply if the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax.

UBS will seek written confirmation from HMRC that the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax.

Disposal of UBS Shares in Exchange for UBS Group Shares Pursuant to the SESTA Squeeze-Out, or the Squeeze-Out Merger

The cancellation of UBS Shares in return for UBS Group Shares pursuant to a SESTA squeeze-out or a squeeze-out merger may be regarded as a disposal of UBS Shares for U.K. tax purposes by the U.K. Holder whose shares are cancelled. This may, subject to the U.K. Holder’s circumstances and any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains. For further details of the U.K. tax treatment of a disposal of UBS Shares, see below under “Disposal of UBS Shares for Cash Pursuant to the SESTA Squeeze-Out or the Squeeze-Out Merger”.

Disposal of UBS Shares for Cash Pursuant to the SESTA Squeeze-Out, or the Squeeze-Out Merger

U.K. Holders

A disposal (including a part-disposal) of UBS Shares for cash by a shareholder who is (at any time in the relevant U.K. tax year) a U.K. Holder, may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains.

A holder of UBS Shares who is an individual and who is temporarily not resident in the United Kingdom for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to U.K. taxation on his or her return to the United Kingdom on a chargeable gain realised on the disposal or part-disposal of the UBS Shares during the period when he or she is non-U.K.-resident. For these purposes, a tax year is the period from 6 April in one calendar year to 5 April in the following calendar year.

Non-U.K. Resident Shareholders

A disposal (including a part-disposal) of UBS Shares for cash by a shareholder who is not a U.K. Holder will not give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired UBS Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Corporate Shareholders

For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of UBS Shares.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

U.K. stamp duty will not normally be payable in connection with a transfer of UBS Shares, either pursuant to the exchange offer, the SESTA squeeze-out, or the squeeze-out merger, provided that the instrument of transfer is executed and retained outside the United Kingdom and does not relate to any property situated in the United Kingdom or to any matter or thing done, or to be done, in the United Kingdom. UBS Shares will not be paired with shares issued by a body corporate incorporated in the U.K., and UBS does not and will not maintain any share register in the United Kingdom and, accordingly, no SDRT will be payable in respect of any agreement to transfer UBS Shares.

Tax Considerations Regarding the Holding of UBS Group Shares by U.K. Holders

Taxation of Dividends

Withholding Tax

Dividend payments may be made without withholding or deduction for or on account of U.K. income tax.

Individual U.K. Holders

Dividends received by individual U.K. Holders will be subject to U.K. income tax. The dividend is taxable in the tax year when the dividend is payable. The tax is charged on the gross amount of any dividend paid as increased for any U.K. tax credit available as described below (the “gross dividend”). A U.K. Holder must include any foreign (in particular Swiss) tax withheld (which cannot otherwise be refunded) from the dividend payment in the gross dividend even though the holder does not in fact receive it.

Subject to certain limitations, any non-U.K. (in particular Swiss) tax withheld and paid over to a non-U.K. taxing authority will be eligible for credit against a U.K. Holder’s U.K. tax liability except to the extent that a refund of the tax withheld is available to the holder under non-U.K. tax law or under an applicable tax treaty, in this case, the U.K.-Switzerland double tax treaty.

As described under “Taxation – Switzerland” above, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the U.K.-Switzerland double tax treaty in respect of U.K.-residents who are entitled to claim (and make a valid claim) to 15%. In special cases further reductions may be available.

A U.K. Holder who is an individual and who receives a dividend from UBS Group will be entitled to a tax credit, which may be set off against the shareholder’s total income tax liability. The tax credit will be equal to one-ninth of the amount of the dividend received including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit). The U.K. income tax regime applies progressive rates of tax according to the amount of an individual’s taxable income. Dividends are treated as the top slice of an individual’s income.

An individual U.K. Holder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10% and will therefore have no U.K. income tax liability to pay. Where the tax credit exceeds the U.K. Holder’s tax liability, the U.K. Holder cannot claim repayment of the tax credit from HMRC.

An individual U.K. Holder who is subject to income tax at the higher rate or the additional rate will be liable to income tax on the gross dividend at the rate of 32.5% or 37.5% respectively to the extent that the gross dividend, when treated as the top slice of that U.K. Holder’s income, falls above the threshold for higher rate or additional rate income tax. After taking into account the 10% tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5% of the gross dividend, equal to 25% of the dividend ignoring the U.K. tax credit. After taking into account the 10% tax credit, an additional rate taxpayer will be liable to additional income tax of 27.5% of the gross dividend, which is equal to approximately 30.6% of the dividend ignoring the U.K. tax credit.

Corporate U.K. Holders

Shareholders who are within the charge to U.K. corporation tax will be subject to corporation tax on dividends paid by UBS Group, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by UBS Group on UBS Group Shares would normally be exempt for such shareholders, but the position depends partly on the particular circumstances of a shareholder. Shareholders entitled to such an exemption will not be entitled to claim repayments of tax credits attaching to dividends.

Non-U.K. Resident Shareholders

Non-U.K. resident shareholders will not be liable to income or corporation tax in the United Kingdom on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the United Kingdom and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on. Non-U.K. resident shareholders will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by UBS Group. A shareholder resident outside the United Kingdom may be subject to non-U.K. taxation on dividend income under non-U.K. law.

Taxation of Disposals

U.K. Holders

A disposal or deemed disposal (including a part-disposal) of UBS Group Shares by a shareholder who is (at any time in the relevant U.K. tax year) a U.K. Holder, may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains.

A holder of UBS Group Shares who is an individual and who is temporarily not resident in the United Kingdom for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to U.K. taxation on his or her return to the United Kingdom on a chargeable gain realised on the disposal or part-disposal of the UBS Group Shares during the period when he or she is non-U.K.-resident. For these purposes, a tax year is the period from 6 April in one calendar year to 5 April in the following calendar year.

Non-U.K. Resident Shareholders

A disposal (including a part-disposal) of UBS Group Shares by a shareholder who is not a U.K. Holder will not give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired UBS Group Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Corporate Shareholders

For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of UBS Group Shares.

Stamp Duty and SDRT

No U.K. stamp duty will arise on the issue of UBS Group Shares. Provided that UBS Group Shares are not registered in any register kept in the United Kingdom, the issue of UBS Group Shares and any agreement to transfer UBS Group Shares will not be subject to U.K. SDRT. No U.K. stamp duty will be payable on the transfer of UBS Group Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any other matter or thing done or to be done, in the United Kingdom.

U.K. Inheritance and Gift Taxes

The following assumes that no share register in respect of UBS Group Shares is maintained in the United Kingdom. UBS Group Shares beneficially owned by an individual may be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if those shares are the subject of a gift by such an individual where the individual is United Kingdom-domiciled or deemed (e.g. on the basis of long residence in the United Kingdom) to be so domiciled. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules may apply to close companies and to trustees of settlements who hold UBS Group Shares bringing them within the charge to inheritance tax. Shareholders should seek professional advice where there is a potential for a double charge to U.K. inheritance tax and an equivalent tax in another country.

Foreign Account Tax Compliance Withholding

The Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act of 2010 (generally referred to as “FATCA”) impose a United States withholding tax on certain payments made to a non-U.S. financial institution that does not comply with the provisions of FATCA. Accordingly, this tax could apply to payments on UBS Group Shares if you or any non-U.S. entity that receives a payment on your behalf (including a bank, broker or other payee, at any point in the series of payments made on UBS Group Shares) do not comply with the information reporting, withholding, identification, certification, and related requirements imposed by FATCA (which requirements could include reporting information in respect of holders of UBS Group Shares to the United States Internal Revenue Service). However, such withholding will not apply to payments made before 1 January 2017. The rules for the implementation of this legislation have not yet been fully finalised, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the UBS Group Shares.

PART VIII: COMPARISON OF RIGHTS OF HOLDERS OF

UBS GROUP SHARES AND UBS SHARES

Upon completion of the exchange offer, holders of UBS Shares that are validly tendered and accepted for exchange in the exchange offer will receive in exchange UBS Group Shares. The summary in this section is qualified in its entirety by reference to, and is subject to, the detailed provisions of applicable Swiss law, the full Articles of UBS Group and the full articles of association of UBS both in German and English. This description does not purport to be complete and should be read in conjunction with UBS’s articles of association, UBS Group’s Articles and Organization Regulations, relevant provisions of Swiss law, including Swiss company law, and should not be considered legal advice regarding these matters. UBS Group’s Articles in German, together with an English translation and the Organization Regulations in English, are available for inspection as described in paragraph 16: “Documents available for inspection” in Part IX: “Additional Information”. See also paragraphs 3 to 5 of Part IX: “Additional Information” for a summary description of the UBS Group Shares and Articles, which includes additional information about the rights of holders of UBS Group Shares.

Upon completion of the exchange offer, the Articles of UBS Group will in all material respects be identical to the articles of association of UBS, subject to the following four differences:

i.	the company name changes to UBS Group from UBS;

ii.	the domicile of the company changes to Zurich from Zurich and Basel;

iii.	the purpose of the company changes to the acquisition, holding, administration and sale of direct and indirect participations in enterprises of all kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad from the operation of a bank; and

iv.	to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer, UBS Group’s Articles would provide for authorised capital in the amount necessary for the issuance of UBS Group Shares in a possible squeeze-out of the remaining UBS shareholders pursuant to the SESTA squeeze-out or otherwise.

PART IX: ADDITIONAL INFORMATION

1.	Responsibility

1.1	UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

2.	Incorporation and registered office

2.1	UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich.

2.2	UBS Group’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

2.3	The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

2.4	Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

2.5	The Group’s financial year is 1 January to 31 December.

3.	Share capital of UBS Group

3.1	As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

3.2	After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

•	CHF 384,431,331.00, divided into 3,844,313,310 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 26 September 2014, the most recent practicable date prior to the date of this Prospectus);

•	a number of shares equal to such number of UBS Shares that will have been issued between 27 September 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 26 September 2014, 2,311,241 such UBS Shares have been created since 1 January 2014, resulting in an average number of 258,721 shares per month);

•	a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

•	the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

3.3	The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.

3.4	As a consequence, the capital structure of UBS Group will be as follows upon settlement of the exchange offer:

•	A number of UBS Group shares that is equal to the number of UBS Shares validly tendered into and not withdrawn from the exchange offer (and lower than the number of UBS Shares currently issued by an amount equivalent to the UBS shares not tendered) plus, unless cancelled, the 1,000,000 shares issued upon the incorporation of UBS Group, and shares issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised and served out of UBS Group’s conditional capital;

•	An authorised (and not yet issued) share capital sufficient to allow the BoD of UBS Group to issue the number of UBS Group Shares needed for delivery in exchange for each UBS Share in issue that is not validly tendered into, or is withdrawn from, the exchange offer; and

•	Conditional (and not yet issued) share capital of 136,447,915 (which is the amount of UBS’s conditional capital outstanding as of 26 September 2014) less the nominal amount of (i) such number of UBS Shares that have been issued out of UBS’s conditional capital between 27 September 2014 and the second settlement date, and (ii) such number of UBS Group Shares that have been issued out of UBS Group’s conditional capital between first and second settlement date).

3.5	The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).

4.	Share Register

4.1	UBS Group’s share register is kept by “UBS Group”, Shareholder Services, P.O. Box, CH-8098 Zurich, Switzerland. Shareholder Services is responsible for the registration of the global shares. It is split into two parts – a Swiss register, which is maintained by UBS Group, acting as Swiss share registrar, and a US register, which is maintained by Computershare Inc., c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021, as U.S. transfer agent (“Computershare”).

4.2	Swiss law and the Articles of UBS Group require UBS Group to keep a share register in which the names, addresses and nationality (for legal persons, the registered office) of the owners (and usufructuaries) of registered UBS Group Shares are recorded. The main function of the share register is to record shareholders entitled to vote and participate in general meetings, or to assert or exercise other rights related to voting rights.

4.3	In order to register UBS Group Shares in UBS Group’s share register, a purchaser must file a share registration form with UBS Group’s share register. Failing such registration, the purchaser may not vote at or participate in shareholders’ meetings.

4.4	An acquirer of shares will be recorded in UBS Group’s share register with voting rights upon disclosure of its name, address and nationality (for legal persons, the registered office). However, UBS Group may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights, subject to the exemptions discussed in sections 4.9 and 4.10 below.

4.5	A holder of record of shares must notify the share register of any change of address. For shares held in the DTC system, such notification must be made to DTC or Cede & Co. as its nominee. For holders of shares held directly with Computershare, such notification must be made to Computershare. Until notice of a change in address has been given, all written communication to UBS Group’s shareholders of record shall be deemed to have been validly made if sent to the address recorded in the share register.

4.6	Shareholders holding shares through custody accounts with custodian banks or brokers should contact their custodian banks or brokers with respect to any matters concerning registration.

4.7	Swiss law distinguishes between registration with and without voting rights. Shareholders must be registered in the share register as shareholders with voting rights in order to vote and participate in general meetings or to assert or exercise other rights related to voting rights. According to the Articles of UBS Group, registration in the share register as a shareholder with voting rights is subject to certain restrictions. See paragraph 6: “Summary of UBS Group’s Articles of Association” in this Part IX: “Additional Information”. If these restrictions apply, a person acquiring UBS Group Shares will only be recorded as shareholder without voting rights.

4.8	UBS shareholders who tender their UBS Shares to UBS Group and who, at the time of the consummation of the exchange offer, are listed in the share register of UBS (with voting rights or without voting rights, as the case may be) will generally be entered as shareholders into the share register of UBS Group (with voting rights, if so currently registered). For this purpose, tendering UBS shareholders will be deemed to have authorised the Swiss exchange agent to apply on their behalf for the registration in UBS Group’s share register, and they will be deemed to have allowed UBS Group to rely on declarations previously made to UBS in connection with their registration with the UBS share register.

4.9	In accordance with UBS’s special provisions for the registration of fiduciaries and nominees (collectively “nominees”), the board of directors of UBS has historically recorded nominees who hold UBS Shares in their own name, but for the account of third parties, as shareholders with voting rights in the share register of UBS, provided that the relevant nominee signed an agreement with UBS confirming its willingness to disclose to UBS any individual beneficial owners holding more than 0.3% of all issued UBS Shares upon request (a “nominee agreement”). Such nominees, who normally represent a great number of individual shareholders, may hold an unlimited number of UBS Shares, but voting rights are limited to a maximum of 5% of the outstanding UBS Shares. It is expected that the board of directors will make this registration arrangement available to nominees also in respect to UBS Group. It will thus register nominees holding UBS Group Shares in their own name, but for the account of third parties, with voting rights for up to 5% of the outstanding UBS Group shares provided that they enter into a corresponding nominee agreement with UBS Group. In order to enable nominees to be registered on UBS Group’s share register to the same extent as they are currently registered on UBS’ share register, tendering nominees that currently have a nominee agreement with UBS will be deemed to have authorised the Swiss exchange agent to apply on their behalf for the registration in UBS Group’s share register and, for this purpose, to enter on their behalf into a nominee agreement with UBS Group on the same terms.

4.10	UBS shareholders who at the time of the consummation of the exchange offer are not recorded, or only recorded without voting rights, in the share register of UBS will be entered as shareholders with voting rights into the share register of UBS Group pursuant to article 5 para. 3 of the Articles of UBS Group only upon filing of a complete application form, in which they expressly declare that they hold their UBS Group Shares in their own name and for their own account, or in accordance with the nominee arrangements described above. Article 5 para. 3 of the Articles provides that the BoD may refuse to allow the shares to be entered with voting rights if the party acquiring the shares is not prepared to provide such a declaration. Article 5 para. 5 of the Articles of UBS Group provides that the BoD is authorised, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

4.11	Each UBS Group Share entitles its registered holder to one vote in UBS Group’s general meeting of shareholders. The holders of UBS Group Shares are entitled to the dividends or other distributions approved by UBS Group’s general meeting in proportion to their shareholdings, and in the event of liquidation of UBS Group’s assets, they are entitled to a proportional share after all debts have been paid. UBS Group shareholders who are registered in the share register without voting rights cannot participate or vote in a general meeting, but are nevertheless entitled to receive dividends and/or exercise other property rights.

4.12	The general rules for entry with voting rights into UBS Group’s Swiss share register also apply before shareholders’ meetings. The same rules apply for UBS Group’s U.S. transfer agent that operates the U.S. share register for all UBS Group Shares in a custodian account in the U.S. There is no closing of the share register in the days before the shareholder meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the shareholders’ meeting.

4.13	The thresholds for the disclosure of shareholdings in UBS Group are based on art. 20 of the Swiss Stock Exchange Act and art. 663c of the Swiss Code of Obligations. The threshold that triggers an obligation to make an offer is based on art. 32 of the Swiss Stock Exchange Act.

5.	Form and Transfer of Registered Shares

5.1

The articles provide that subject to certain exemptions, registered shares of UBS Group will be in the form of uncertificated securities (Wertrechte, within the meaning of the Swiss Code of Obligations) and intermediary-held securities (Bucheffekten, within the meaning of the Swiss Intermediary-Held

Securities Act). Following registration in the share register, a shareholder may request UBS Group to issue a written statement in respect of its registered shares at any time; however, the shareholder has no entitlement to the printing and delivery of share certificates. In contrast, UBS Group may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, UBS Group may cancel issued certificates which are returned to it without replacement.

5.2	In connection with the exchange offer, UBS Group currently intends to issue shares in the following forms:

•	Shares issued as intermediary-held securities within the SIS Settlement System: A part of the UBS Group Shares are intended to be issued in uncertificated form and registered on a main register with the SIS which provides services for the clearing, settlement and custody of Swiss and international securities, in order to issue them in book-entry form. SIS will credit these shares to participants in the SIS Settlement System, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a custody account with a custodian to which such shares have been credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or otherwise to be directly registered with SIS. Also, SIS main register and the accounts of participants in the SIS Settlement System are different and separate from the share register of UBS Group. However, investors holding shares in this form may be registered as shareholders in UBS Group’s share register if they so wish. See the foregoing paragraph 4 “Share Register” for further information.

To the extent governed by Swiss law, intermediary-held securities are generally transferred by an instruction of the account holder to transfer the securities and a credit of the securities to the account of the acquirer.

•	Shares held through Computershare: Holders’ ownership interests in UBS Group Shares will be registered in the names of such holders directly on the books of Computershare, which will hold the UBS Group Shares on behalf of such holders. Holders will receive periodic account statements from Computershare evidencing their holdings of UBS Group Shares. Through Computershare, holders may effect transfers of UBS Group Shares with other holders holding through Computershare, or with holders holding via DTC through custodian banks or brokers by means of DTC’s Direct Registration System.

•	Shares held via DTC: Holders may hold the UBS Group Shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co. Such holders’ ownership interests in the UBS Group Shares will be recorded in their custodian banks’ or brokers’ records. Such holders may effect transfers of UBS Group Shares through their custodian banks or brokers and will receive written confirmations of any purchases or sales of UBS Group Shares and any periodic account statements from such custodian banks and brokers.

5.3	In addition, art. 685f of the Swiss Code of Obligations requires that off-exchange acquisitions are only effective if the acquirer applies for registration in the share register. In any case, in relation to UBS Group, only persons entered in the share register are recognised as shareholders.

6.	Summary of UBS Group’s Articles of Association

6.1	The following description is a summary of the material provisions of UBS Group’s Articles, Organization Regulations (as in effect on and after the establishment of UBS Group as the holding company of the Group) and selected provisions of the Swiss Code of Obligations and other relevant provisions of Swiss law relating to UBS Group’s shares. This description is complemented by the matters described in the foregoing paragraphs 4 and 5 headed “Share Register” and “Form and Transfer of Registered Shares”. It does not purport to be complete and should be read in conjunction with the Articles, the Organization Regulations, relevant provisions of Swiss law, including Swiss company law, and should not be considered legal advice regarding these matters. UBS Group’s Articles in German, together with an English translation, are available for inspection as described in paragraph 16: “Documents available for inspection” of this Part IX: “Additional Information” below.

6.2	The shares are registered shares with a nominal value of CHF 0.10 per share. The shares are fully paid-up.

6.3	Each share carries one vote at shareholders’ meetings. Voting rights may be exercised only after a shareholder has been recorded in the share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See the paragraphs headed “Share Register” and “Form and Transfer of Registered Shares” above and “Shareholders’ Meeting” below.

6.4	The Articles provide that UBS Group may print and deliver certificates in respect of registered shares. Shareholders may, following registration in the share register, request at any time that UBS Group issues a written statement in respect of its shares.

Board of Directors and Group Executive Board

6.5	In accordance with article 20 para. 1 of the Articles, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the next annual general meeting (“AGM”). BoD members are normally expected to serve for a minimum of three years. No BoD member can serve for more than ten (10) consecutive terms of office or continue to serve beyond the AGM held in the calendar year following his 70th birthday; in exceptional circumstances the BoD can extend both these limits.

6.6	Exept for the election of the Chairman and the members of the Human Resources and Compensation Committee by the AGM, the BoD shall constitute itself. UBS Group will operate under a strict dual board structure, as required by Swiss banking law. Therefore, the management of the business will be delegated by the BoD to the GEB.

6.7	The Articles set out the primary duties and responsibilities of the Human Resources and Compensation Committee.

6.8	Based on the Swiss Ordinance Against Excessive Compensation in Listed Companies (“Minder Amendments”), the Articles restrict the number of external offices the BoD and GEB members may hold. Furthermore, the employment contracts with the GEB members can not have a notice period longer than twelve months and may not be fixed for a longer term than of one year. The duration and termination of an agreement with UBS Group and the members of the BoD must comply with the term of office and the law. The Articles contain restrictions on loans to members of the BoD and GEB. Based on the Minder Amendments, the Articles contain principles on the compensation of the BoD and the GEB, including on variable compensation elements and share-based compensation. The Minder Amendments also prohibit or restrict certain forms of payments, including contractual severance payments, advance payments and premiums for the acquisition or disposal of firms.

Particular limitations in relation to non-Swiss persons

6.9	There is no particular limitation under Swiss law or the Articles on the right of non-Swiss residents or nationals to own or vote UBS Group’s shares.

Shareholders’ Meeting

6.10	Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of UBS Group’s financial year, which is December 31. Shareholders’ meetings may be convened by the BoD or, if necessary, by the statutory auditors, with twenty (20) days’ advance notice. The BoD is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of UBS Group’s nominal share capital. Shareholders holding shares with an aggregate nominal value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least twenty (20) days prior to such meeting.

6.11	The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting. Resolutions generally require the approval of an “absolute majority” of the votes cast at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:

•	Amendments to the Articles;

•	Elections of directors, Chairman of the BoD, members of the compensation committee and statutory auditors;

•	Election of the independent proxy;

•	Approval of the management report and the consolidated financial statements;

•	Approval of the annual financial statements and the resolution on the use of the balance sheet profit (declaration of dividend);

•	Approval of the compensation for the BoD and the GEB, including the approval of the maximum aggregate amount of compensation of the members of the BoD for the period until the next AGM, the maximum aggregate amount of fixed compensation of the GEB members for the following financial year and the aggregate amount of variable compensation of the GEB members for the preceding financial year, with the exception of a supplementary amount of up to 40% for persons joining or promoted within the GEB;

•	Decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting; and

•	Passing resolutions on matters which are by law or by the Articles reserved to the shareholders’ meeting (e.g. the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting).

6.12	Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the Shares represented at such meeting is required to:

•	Change the limits on BoD size in the Articles;

•	Remove one-fourth or more of the members of the BoD; or

•	Delete or modify the above supermajority requirements.

6.13	Under Swiss corporate law, a resolution passed by at least two-thirds of votes represented and an absolute majority of the nominal value of the shares represented must approve:

•	A change in UBS Group’s stated purpose in the Articles;

•	The creation of shares with privileged voting rights;

•	A restriction on transferability or registration of shares;

•	An increase in authorised or contingent capital or the creation of reserve capital in accordance with Swiss banking law;

•	An increase in share capital against contribution in kind, for the purpose of acquisition and granting of special rights;

•	Changes to preemptive rights;

•	A change of domicile of the corporation; or

•	Dissolution of the corporation.

6.14	At shareholders’ meetings, a shareholder can be represented by his or her legal representative or under a written power of attorney by another shareholder eligible to vote or, under a written or electronic power of attorney, by the independent proxy. Votes are taken electronically, by written ballot or by a show of hands. If a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting, a written ballot will be conducted.

Net Profits and Dividends

6.15	Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.

6.16	Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The BoD may propose to the shareholders that a dividend be paid out. The auditors must confirm that the dividend proposal of the BoD conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.

6.17	Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

Preemptive Rights

6.18	Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. The Articles or a resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.

Borrowing Power

6.19	Neither Swiss law nor the Articles restrict in any way UBS Group’s power to borrow and raise funds. No shareholders’ resolution is required.

Conflicts of Interests

6.20	Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, as such, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith, other than at arm’s length, must be repaid to UBS Group if the shareholder or director was acting in bad faith.

6.21	In addition, UBS Group’s Organization Regulations will prohibit any member of the BoD and senior management from participating in discussions and decision-making regarding a matter as to which he or she has a conflict of interest, subject to exceptional circumstances in which the best interest of UBS Group dictates otherwise.

Repurchase of Shares

6.22	Swiss law limits a corporation’s ability to hold or repurchase its own shares. UBS Group and its subsidiaries may only repurchase shares if UBS Group has sufficient free reserves to pay the purchase price and if the aggregate nominal value of the shares does not exceed 10% of UBS Group’s nominal share capital. Furthermore, UBS Group must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by UBS Group or its subsidiaries do not carry any rights to vote at shareholders’ meetings.

Notices

6.23	Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The BoD may designate further means of communication for publishing notices to shareholders.

Registration and Business Purpose

6.24	UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate registration number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014. It has its registered domicile in Zurich.

6.25	Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

Duration and Liquidation

6.26	UBS Group’s duration is unlimited.

6.27	Under Swiss law, UBS Group may be dissolved at any time by a shareholders’ resolution which must be passed by a supermajority of at least two-thirds of the votes represented and an absolute majority of the nominal value of the shares represented at the meeting. Dissolution by law or court order is possible, for example, if UBS Group becomes bankrupt.

6.28	Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held.

Disclosure of Principal Shareholders

6.29	Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The corporation must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of its shares.

Mandatory Tender Offer

6.30	Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1⁄3% of the voting rights of a Swiss-listed company will have to submit a takeover bid to all remaining shareholders. A waiver from the mandatory bid rule may be granted by UBS Group’s supervisory authority. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and implementing ordinances.

7.	Further information in relation to members of the BoD and the GEB

7.1	The BoD of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the board of directors of UBS. The senior management of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the senior management of UBS.

7.2	Members of the BoD and GEB may act as directors or executive officers of other companies (including the current principal positions outside of the Group, as set out in Part IV: “Board of Directors, Executive Management and Corporate Governance”) and may have economic or other private interests that differ from those of UBS Group or UBS. Potential conflicts of interest may arise from these positions or interests. UBS Group is confident that the Group’s internal corporate governance practices and compliance with relevant legal and regulatory provisions reasonably ensure that any conflicts of interest of the type described above are appropriately managed, including through disclosure when appropriate. Other than as set out above, there are no potential conflicts of interest between any duties to UBS Group or UBS of the members of the BoD and GEB and their private interests and/or other duties. There are no family relationships between any of the members of the BoD and/or the GEB.

7.3	Certain members of the board of directors and GEB participated in determining the terms of the exchange offer. These individuals may have certain interests in the proposed exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the proposed transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.

7.4	Except as described below, no member of the BoD and no member of the GEB has had any convictions in relation to fraudulent offences in the last five years nor has any such member in its function as a member of an administrative, management or supervisory body or in its function as partner or in its function as a founder of an issuer that has been established for less than five years or in its function as senior manager been involved in bankruptcies, receivership or liquidation. Furthermore, no member of the BoD and no member of the GEB has been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional associations). No member of the BoD and no member of the GEB has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for the previous five years.

David Sidwell is a Board member of the Federal National Mortgage Association (“Fannie Mae”) since 2008. According to Fannie Mae’s website on 6 September 2008, Director James Lockhart of the Federal Housing Finance Agency (the “FHFA”) appointed FHFA as conservator of Fannie Mae. William G. Parrett is an Independent Director at Eastman Kodak Company. On 19 January 2012 Eastman Kodak Company announced by means of a media release that it and its U.S. subsidiaries filed voluntary petitions for chapter 11 business reorganisation in the U.S. Bankruptcy Court for the Southern District of New York. On 23 August 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganisation of Eastman Kodak Company and its Debtor Affiliates (the “Plan”). On 3 September 2013, the Plan became effective and the debtors emerged from chapter 11 protection. UBS confirms that the above mentioned information taken from Fannie Mae’s and Eastman Kodak Company’s website, respectively, has been accurately reproduced and that, as far as UBS is aware and is able to ascertain from information published by Fannie Mae and Eastman Kodak Company, respectively, no facts have been omitted which would render the reproduced information inaccurate or misleading.

7.5	BoD members will be granted no benefits whatsoever in connection with the exchange offer. None of the members will receive compensation due to the exchange offer. Neither the employment agreement of the Chairman, nor the employment agreements of the members of the GEB stipulate any termination pay that would be prompted by the completion of the exchange offer. Furthermore, no changes to the remuneration package for the members of the GEB are intended to be made in connection with the exchange offer.

7.6	The Chairman of UBS has a top management employment contract and receives pension benefits upon retirement. Pension contributions and benefits are in line with local practices for other employees. The independent members of the BoD of UBS do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Pension contributions and benefits for GEB members are in line with local practices for other employees. Neither the employment agreement with the Chairman of the BoD, nor the employment contracts with the GEB members contain change of control provisions.

7.7	The amount of remuneration (including any contingent or deferred compensation) paid and benefits in kind granted to members of the BoD and the GEB by the Group for the financial year ended 31 December 2013 is shown in the tables set out below. In line with Swiss law and Swiss corporate governance rules, remuneration of members of the BoD is provided on an individual basis and remuneration of members of the GEB is provided on an aggregate basis except for the highest-paid member of the GEB.

Compensation details and additional information for non-independent BoD members for the financial year ended 31 December 2013

CHF, except where indicated(1)

Name, function(2)	For the year	Base salary	Annual share award	Benefits(3)	Contributions to retirement benefit plans(4)	Total
Axel A. Weber, Chairman	2013	2,000,000	3,720,000	89,446	260,070	6,069,516

(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the UBS 2013 Form 20-F.
(2)	Axel A. Weber was the only non-independent member in office on 31 December 2013.
(3)	Benefits in kind are all valued at market price.
(4)	This figure excludes the mandatory employer’s social security contributions, but includes the portion related to the employer’s contribution to the statutory pension scheme. The employee contribution is included in the base salary and annual incentive award components.

Remuneration details and additional information for independent BoD members for the financial year ended 31 December 2013

CHF, except where indicated(1)

Name, function(2)	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Additional payments		Total	Share percentage(3)	Number of shares(4),(5)
Michel Demaré, Vice Chairman	M	M	M			2013/2014	325,000	400,000	250,000	(6)	975,000	50	30,834
David Sidwell, Senior Independent Director			M		C	2013/2014	325,000	500,000	250,000	(6)	1,075,000	50	33,997
Reto Francioni, member				M		2013/2014	325,000	50,000			375,000	50	11,859
Rainer-Marc Frey, member(7)		M			M	2013/2014	325,000	300,000			625,000	100	37,394
Ann F. Godbehere, member	M	C				2013/2014	325,000	500,000			825,000	50	26,091
Axel P. Lehmann, member					M	2013/2014	325,000	200,000			525,000	100	31,403
Helmut Panke, member		M			M	2013/2014	325,000	300,000			625,000	50	19,765
William G. Parrett, member	C			M		2013/2014	325,000	350,000			675,000	50	21,347
Isabelle Romy, member	M		M			2013/2014	325,000	300,000			625,000	50	19,765
Beatrice Weder di Mauro, member	M				M	2013/2014	325,000	400,000			725,000	50	22,928
Joseph Yam, member				M	M	2013/2014	325,000	250,000			575,000	50	18,184

Total 2013											7,625,000

Legend: C = Chairperson of the respective Committee, M = Member of the respective Committee

(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the UBS 2013 Form 20-F.
(2)	There were 11 independent BoD members in office on 31 December 2013. Reto Francioni was appointed at the AGM on 2 May 2013 and Wolfgang Mayrhuber did not stand for re-election at the AGM on 2 May 2013.
(3)	Fees are paid 50% in cash and 50% in blocked UBS Shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.
(4)	For 2013, shares valued at CHF 18.60 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2014), and were granted with a price discount of 15% for a new value of CHF 15.81. These shares are blocked for four years.
(5)	Number of shares is reduced in case of the 100% election to deduct social security contributions. All remuneration payments are subject to social security contributions/withholding tax.
(6)	This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.
(7)	Mr. Frey did not stand for re-election to the UBS BoD at the AGM on 7 May 2014.

Total compensation for GEB members for the performance year ended 31 December 2013

CHF, except where indicated(1)

Name, function	For the year	Base salary	Immediate cash(2)	Annual performance award under EOP(3)	Annual performance award under DCCP(4)	Benefits(5)	Contributions to retirement benefit plans(6)	Total
Sergio P. Ermotti, Group CEO	2013	2,500,000	1,000,000	4,530,000	2,370,000	127,300	202,822	10,730,122
Andrea Orcel (highest-paid)	2013	1,500,000	1,000,000	5,300,000	2,700,000	727,048	202,822	11,429,870
Aggregate of all GEB members who were in office at the end of the year(7)	2013	16,873,360	9,949,062	33,894,646	18,790,161	1,548,784	1,347,784	82,403,796
Aggregate of all GEB members who stepped down during the year	2013	0	0	0	0	0	0	0

(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Group’s Annual Report 2013.
(2)	Under the 2013 compensation framework, 20% is paid out in immediate cash, subject to a cash cap of CHF/USD 1 million. Due to applicable U.K. Prudential Regulation Authority regulations, the immediate cash includes blocked shares for Andrea Orcel.
(3)	For EOP awards for the performance year 2013, the number of shares allocated at grant has been determined by dividing the amount communicated by CHF 18.60 and USD 20.88 (for notional shares) for 2013, based on the average price of UBS Shares over the ten trading days prior to and including the grant date (28 February 2014).
(4)	DCCP awards vest after the five-year vesting period. The amount reflects the amount of the notional bond excluding future notional interest. For DCCP awards for the performance year 2013, the notional interest rate is set at 5.125% for awards denominated in USD and 3.500% for awards denominated in CHF.
(5)	Benefits are all valued at market price.
(6)	This figure excludes the mandatory employer’s social security contributions, but includes the portion related to the employer’s contribution to the statutory pension scheme. The employee contribution is included in the base salary and annual incentive award components.
(7)	11 GEB members were in office on 31 December 2013.

7.8	The total amount related to the Groups’ contribution to retirement benefit plans for the non-independent members of the BoD for the financial year 2013 is shown in the table “Compensation details and additional information for non-independent BoD members for the financial year ended 31 December 2013”, which is set out in paragraph 7.7 above. The total amount related to the Groups’ contribution to retirement benefit plans for the GEB members, all of whom are non-independent, for the financial year 2013 is shown in the table “Total compensation for GEB members for the performance year ended 31 December 2013”, set out in paragraph 7.7 above.

8.	Interests of members of the BoD and the GEB

8.1	As of 26 September 2014, the members of the BoD and the GEB held the following number of UBS Shares:

Members of the BoD(1)(2)	UBS Shares
Axel A. Weber, Chairman	333,333
Michel Demaré, Vice Chairman	181,246
David Sidwell, Senior Independent Director	185,181
Reto Francioni, Member	11,859
Ann F. Godbehere, Member	139,653
Axel P. Lehmann, Member	217,373
Helmut Panke, Member	182,009
William G. Parrett, Member	100,019
Isabelle Romy, Member	44,217
Beatrice Weder di Mauro, Member	45,424
Joseph Yam, Member	66,863
Total	1,507,177

(1)	Members of the board of directors of UBS as of 26 September 2014.
(2)	The table includes blocked and unblocked shares held by members of the board of directors, including related parties. As of 26 September 2014, 0 UBS Shares were held by related parties.

Members of the GEB(1)(2)	UBS Shares	Options
Sergio P. Ermotti, Group CEO	768,524	0
Markus U. Diethelm, Group General Counsel	528,973	0
Lukas Gähwiler, CEO of UBS Switzerland and CEO of Retail & Corporate	523,821	0
Ulrich Körner, CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa	1,005,570	0
Philip J. Lofts, Group Chief Risk Officer	815,825	394,172
Robert J. McCann, CEO of Wealth Management Americas and CEO of UBS Group Americas	1,061,929	0
Tom Naratil, Group CFO and Group Chief Operating Officer	811,902	721,125
Andrea Orcel, CEO of the Investment Bank	1,323,699	0
Chi-Won Yoon, CEO of UBS Group Asia Pacific	999,695	515,180
Jürg Zeltner, CEO of UBS Wealth Management	675,211	198,121
Total	8,515,149	1,828,598

(1)	Members of the GEB of UBS and relevant functions as of 26 September 2014.
(2)	The table includes all vested and unvested shares and options of the members of the GEB, including related parties. As of 26 September 2014, 95,597 UBS Shares were held by related parties.

8.2	Each director and each member of senior management of UBS who owns UBS shares has confirmed that he or she currently intends to validly tender in the exchange offer all UBS Shares that such person holds as of the date of this Prospectus.

9.	Working capital

9.1	In the opinion of UBS Group and UBS, the working capital available to UBS Group and the Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

10.	Material contracts

Other than as set out below, no material contracts have been entered into by UBS Group or the Group within two years immediately preceding the date of this Prospectus outside of the ordinary course of business, which are, or may be, material or which have been entered into outside the ordinary course of business at any time by UBS Group or the Group and which contain any provision under which UBS Group or the Group has any obligation or entitlement which is or may be material to UBS Group or the Group as at the date of this Prospectus:

10.1	Tier II Low-Trigger Loss-Absorbing Capital Notes

10.1.1	In August 2012, UBS, acting through its Stamford Branch, issued USD 2.0 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2022 with a coupon at a rate of 7.625%.

10.1.2	In May 2013, UBS issued USD 1.5 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2023, with an optional call in 2018, and a non-deferrable coupon at an initial rate of 4.75%.

10.1.3	In February 2014, UBS issued EUR 2.0 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2026, with an optional call in 2021, and a non-deferrable coupon at an initial rate of 4.75%.

10.1.4	In May 2014, UBS issued USD 2.5 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2024 with a non-deferrable coupon at a rate of 5.125%.

The above mentioned notes have a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. In addition, they would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability. Further information in relation to the Group’s tier 2 capital is set out in the section headed “Eligible capital – Tier 2 capital” in Part V: “Capitalisation and Indebtedness” of this Prospectus.

10.2	Non-Prosecution Agreement

In December 2012, UBS entered into a non-prosecution agreement with the U.S. Department of Justice and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. Under the non-prosecution agreement, UBS entered into in connection with the LIBOR matter, UBS has agreed, among other things, that, for two years from 18 December 2012, the Group will not commit any U.S. crime, and the Group will advise the DOJ of all potentially criminal conduct by the Group or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. UBS is also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement.

Further information in relation to the non-prosecution agreement is set out in paragraph 12.8 below and the risk factor headed “Material legal and regulatory risks arise in the conduct of the Group’s business” in the “Risk Factors” section of this Prospectus.

11.	Related party transactions

11.1	Since the date of its incorporation and up to 18 September 2014, UBS Group has entered into the following related party transactions:

•	Cash held by UBS Group, representing the share capital of UBS Group, is deposited in a current account with UBS on which no interest is earned; and

•	While UBS Group did not have operations in the aforementioned period any costs incurred by it are borne by UBS and will not be reimbursed by UBS Group.

11.2	The Group defines related parties as associates (entities which are significantly influenced by the Group), post-employment benefit plans for the benefit of the Group’s employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (“BoD”) and Group Executive Board (“GEB”) of UBS.

11.3	Remuneration, loans, advances and mortgages to key management personnel and other related party transactions.

11.3.1	Remuneration of key management personnel

The Chairman of UBS has a top management employment contract and receives pension benefits upon retirement. Total remuneration of the Chairman and the GEB members, including those who stepped down during 2011 and 2012, is provided in the table below.

Remuneration of key management personnel(1)

CHF million	31.12.13	31.12.12	31.12.11
Base salaries and other cash payments	19	20	21
Incentive awards – cash(2)	10	0	22
Annual incentive award under DCCP	19	21	0
Employer’s contributions to retirement benefit plans	2	1	1
Benefits in kind, fringe benefits (at market value)	2	1	1
Equity-based compensation(3)	38	34	33

Total	88	76	79

(1)	During 2011, John Cryan, Oswald J. Grübel and Maureen Miskovic stepped down from the GEB. During 2012, Alexander Wilmot-Sidwell and Carsten Kengeter stepped down from the GEB.
(2)	Includes immediate and deferred cash.

(3)	Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2013 and 2012, equity-based compensation was entirely comprised of EOP awards. In 2011, equity-based compensation included PEP and SEEOP awards, as well as blocked shares due to applicable FCA regulations.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.6 million in 2013, CHF 7.6 million in 2012 and CHF 7.0 million in 2011.

11.3.2	Equity holdings of key management personnel

	26.09.14	31.12.13	31.12.12	31.11.11
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members(1)	1,828,598	2,865,603	3,137,426	4,800,170
Number of shares held by members of the BoD, GEB and parties closely linked to them(2)	3,732,957	3,951,869	4,557,522	3,562,771

(1)	Refer to “Note 29 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2013 Form 20-F and to “Note 31 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2012 Form 20-F for more information.
(2)	Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, 95,597 shares were held by close family members of key management personnel on 26 September 2014. Of the share totals above, 5,597 shares were held by close family members of key management personnel on 31 December 2013, 31 December 2012 and 31 December 2011, respectively. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 26 September 2014, 31 December 2013, 31 December 2012 and 31 December 2011. Refer to “Note 29 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2013 Form 20-F and “Note 31 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2012 Form 20-F for more information. As of 26 September 2014, 31 December 2013, 31 December 2012 and 31 December 2011, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Shares.

11.3.3	Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, which are based on terms and conditions granted to third parties but are adjusted for differing credit risk. Independent BoD members have been granted loans and mortgages under general market conditions.

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel(1)

CHF million	26.09.14	2013	2012	2011
Balance at the beginning of the period	20	19	19	22
Additions	9	2	5	0
Reductions	(1)	(1)	(5)	(3)
Balance at the end of the period	28	20	19	19	(2)

(1)	All loans are secured loans, except for CHF 311,308 in 2012 and CHF 45,435 in 2011.
(2)	Includes a forgivable loan of CHF 3.3 million, subject to the GEB member’s continued full-time employment with UBS and a performance satisfactory and commensurate with his responsibilities. The loan has been fully repaid in 2012, as the GEB member stepped down during the year.

11.3.4	Other related party transactions with entities controlled by key management personnel

During 2014 (until 26 September 2014), 2013, 2012 and 2011, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2014 (up to 26 September 2014), these entities included Immo Heudorf AG (Switzerland). In 2013, these entities included H21 Macro Fund Ltd (Cayman Islands), DKSH Holding Ltd. (Switzerland) and Immo Heudorf AG (Switzerland). In 2012 and 2011, these entities included H21 Macro Fund Ltd (Cayman Islands) and Immo Heudorf AG (Switzerland).

Other related party transactions

CHF million	26.09.14		2013		2012		2011
Balance at the beginning of the period	10		11		11		0
Additions	0		0		1		15
Reductions	(2)		(1)		(0)		(4)

Balance at the end of the period	9	(1)	10	(1)	11	(1)	11	(1)

(1)	Comprised of loans.

Other transactions with these related parties include:

CHF million	26.09.14	2013	2012	2011
Goods sold and services provided to UBS	0	0	0	0
Fees received for services provided by UBS	0	2	0	3

11.3.5	Transactions with associates and joint ventures

All transactions with associates and joint ventures are conducted at arm’s length.

Loans and outstanding receivables to associates and joint ventures

CHF million	For the year-to-date period ended 31.08.2014	2013	2012	2011
Carrying value at the beginning of the period	288	450	231	259
Additions	208	2	251	3
Reductions	(0)	(163)	(32)	(33)
Impairment	(47)	0	0	0
Foreign currency translation	1	(0)	1	1
Carrying value at the end of the period	450	288	450	231
of which: unsecured loans	437	271	276	28
includes: allowances for credit losses	2	1	1	1

Other transactions with associates and joint ventures transacted at arm’s length are provided in the table below.

	As of or for the year-to- date period ended	As of or for the year ended
CHF million	31.08.14	31.12.13	31.12.12	31.12.11
Payments to associates and joint ventures for goods and services received	108	163	131	131
Fees received for services provided to associates and joint ventures	0	2	0	1
Commitments and contingent liabilities to associates and joint ventures	2	2	8	9

Refer to “Note 30 Interests in subsidiaries and other entities” to the consolidated financial statements of the UBS 2013 Form 20-F and “Note 34 Significant subsidiaries and associates” to the consolidated financial statements of the UBS 2012 Form 20-F for an overview of investments in associates and joint ventures.

11.3.6	Pensions and other post-employment benefit plans for the benefit of the Group’s employees – related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed under arm’s length conditions. The non-Swiss UBS pension funds do not have a similar banking relationship with UBS.

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for 10 years each. During 2009, UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment. In 2013, after the first five years, the early break options for most of the leases were not exercised, which resulted in an increase in the minimum commitment for additional five years. As of 31 July 2014, the minimum commitment towards the Swiss pension fund under the related leases was approximately CHF 16 million. As of 31 December 2013, the minimum commitment towards the Swiss pension fund under the related leases was approximately CHF 19 million. As of 31 December 2012, the minimum commitment towards the Swiss pension fund under the related leases was approximately CHF 11 million. As of 31 December 2011, the minimum commitment towards the Swiss pension fund under the related leases was approximately CHF 16 million.

The following amounts have been received or paid by UBS from and to the pension funds in respect of these banking activities and arrangements.

Amounts received and paid

	For the year-to-date period ended	For the year ended
CHF million	31.07.14	31.12.13	31.12.12	31.12.11
Received by UBS
Fees	17	33	31	24

Paid by UBS
Rent	4	8	9	10
Interest	0	1	1	3
Dividends and capital repayments	4	2	0	0

The transaction volumes in UBS shares and other UBS securities are as follows.

Transaction volumes – related parties

	For the year-to-date period ended	For the year ended
CHF million	31.07.14	31.12.13	31.12.12	31.12.11
Financial instruments bought by pension funds
UBS shares (in thousands of shares)	1,335	1,459	2,926	2,713
UBS debt instruments (par values in CHF million)	0	5	10	7

Financial instruments sold by pension funds or matured
UBS shares (in thousands of shares)	1,158	2,293	3,645	2,374
UBS debt instruments (par values in CHF million)	0	8	81	18

Details of the fair value of the plan assets of the defined pension plans are disclosed in “Note 28a Defined benefit pension plans” to the consolidated financial statements of the UBS 2013 Form 20-F and in “Note 30a Defined benefit pension plans” to the consolidated financial statements of the UBS 2012 Form 20-F. In addition, UBS defined contribution pension funds held 16,544,264 UBS Shares with a fair value of CHF 258 million as of 31 July 2014; 16,192,501 UBS Shares with a fair value of CHF 278 million as of 31 December 2013; 16,690,174 UBS Shares with a fair value of CHF 240 million as of 31 December 2012; and 17,628,845 UBS Shares with a fair value of CHF 196 million as of 31 December 2011.

11.3.7	Additional information

UBS may also engage in trading and risk management activities (e.g. swaps, options and forwards) with related parties. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market-maker in equity and debt instruments and at times may hold positions in instruments of related parties. These transactions are generally entered into at arm’s length terms.

12.	Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this section may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognised even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, UBS states that it has established a provision, and for the other matters it makes no such statement. When UBS makes this statement and it expects disclosure of the amount of a provision to prejudice seriously its position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, UBS does not disclose that amount. In some cases UBS is subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which UBS does not state whether it has established a provision, either (a) it has not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) it has established a provision but expects disclosure of that fact to prejudice seriously its position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which UBS has established provisions, UBS is able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which it is able to estimate expected timing is immaterial relative to its current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a to the unaudited consolidated financial statements included in the Second Quarter 2014 Report. It is not practicable to provide an aggregate estimate of liability for UBS’s litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, it can confirm that it believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement UBS entered into with the DOJ in connection with LIBOR (the “NPA”) may be terminated by the DOJ if the Group commits any U.S. crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 12.8 of this Part IX: “Additional Information” for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining UBS’s capital requirements. Information concerning UBS’s capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the Second Quarter 2014 Report.

Provisions for litigation, regulatory and similar matters by segment(1)(2)

CHF million	WM	WMA	R&C	Gl AM	IB	CC – CF	CC – NcLP	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622

Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778

Increase in provisions recognised in the income statement	295	54	48	33	11	0	0	441
Release of provisions recognised in the income statement	(4)	(10)	0	0	0	(167)	(27)	(207)
Provisions used in conformity with designated purpose	(20)	(5)	0	0	(5)	0	(7)	(38)
Reclassifications	0	0	0	0	0	0	0	0
Foreign currency translation / unwind of discount	0	0	0	0	0	3	3	6

Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

(1)	WM = Wealth Management; WMA = Wealth Management Americas; R&C = Retail & Corporate; Gl AM = Global Asset Management; IB = Investment Bank; CC–CF = Corporate Center – Core Functions; CC-NcLP = Non-core and Legacy Portfolio.
(2)	Provisions, if any, for the matters described in (a) item 4 of this section are recorded in Wealth Management, (b) items 7 of this section are recorded in Wealth Management Americas, (c) items 11 and 12 of this section are recorded in the Investment Bank, (d) items 3 and 10 of this section are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this section are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this section are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this section are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this section are allocated between the Investment Bank and Corporate Center – Core Functions.

Besides the proceedings specified below under 12.1 through 12.13, no governmental, legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on UBS Group’s and/or the Group’s financial position or profitability, are or have been pending during the last twelve months until the date of this document, nor is UBS Group or UBS aware that any such governmental, legal or arbitration proceedings are threatened.

12.1	Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the U.S. cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS were put under formal examination (mise en examen) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (témoin assisté) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorised persons. In July 2014, UBS was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (caution) of EUR 1.1 billion. UBS appealed the determination of the bail amount. On

22 September 2014, the appeal court upheld the initial determination of the bail amount. UBS intends to further appeal the determination of the bail amount to the French Supreme Court (Cour de Cassation) and challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on UBS’s balance sheet at 30 June 2014.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS, respectively, and against certain employees of these entities concerning certain matters relating to the past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

UBS’s balance sheet at 30 June 2014 reflected provisions with respect to matters described in this paragraph 12.1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which the Group has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that the Group has recognised.

12.2	Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, UBS was a substantial issuer and underwriter of U.S. residential mortgage-backed securities (“RMBS”) and was a purchaser and seller of U.S. residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitisation trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totalled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of U.S. residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in U.S. residential mortgage loans during the period in which it was active from 2006 to 2008, and securitised less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitisation trust and made representations and warranties about those loans (“UBS-sponsored RMBS”). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitisations in which UBS acted as underwriter (“third-party RMBS”).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase U.S. residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitisation trust. UBS has been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarises repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 22 July 2014. In the table, repurchase demands characterised as “Demands resolved in litigation” and “Demands rescinded by counterparty” are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans(1)

USD million	2006- 2008	2009	2010	2011	2012	2013	2014, through 22 July	Total
Resolved demands
Actual or agreed loan repurchases / make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403

Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	0	0		3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801

Total	122	205	368	1,084	1,404	618	332	4,132

(1)	Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “option adjustable-rate mortgage” (“Option ARMs”) loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which UBS would be required to repurchase loans due to misrepresentations, UBS would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. UBS estimates that, of the total original principal balance of loans sold or securitised by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

UBS cannot reliably estimate the level of future repurchase demands, and does not know whether its rebuttals of such demands will be a good predictor of future rates of rebuttal. UBS also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (“Trustee Suit”)

seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitisations (the “Transactions”) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (“Assured Guaranty”), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (“RFC”) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitised by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitisation of whole loans purchased from UBS. Damages are unspecified.

UBS also has tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, UBS’s balance sheet at 30 June 2014 reflected a provision of USD 817 million with respect to matters described in this paragraph 12.2. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the U.S. Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) (who is working in conjunction with the U.S. Attorney’s Office for Connecticut and the DOJ, Criminal Division, Fraud Section) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. UBS is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million
Balance as of 31 December 2013	807
Balance as of 31 March 2014	819

Increase in provision recognised in the income statement	0
Release of provision recognised in the income statement	0
Provision used in conformity with designated purpose	(2)

Balance as of 30 June 2014	817

12.3	Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the U.S. securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (“ERISA”) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS and certain of its current and former officers relating to the unauthorised trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any U.S. exchange, or where title passed within the U.S., during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

12.4	Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (“BMIS”) investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the FINMA and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the U.S., the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the U.S. Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

12.5	Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organisational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which are not effective until appeals are exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. In May 2014, UBS closed a civil settlement with Calabria.

12.6	Kommunale Wasserwerke Leipzig GmbH (“KWL”)

In 2006, KWL entered into a single-tranche collateralised debt obligation/credit default swap (“STCDO/CDS”) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (“LBBW”) and Depfa Bank plc (“Depfa”). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded at the end of July 2014, and a decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favour in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

UBS’s balance sheet at 30 June 2014 reflected provisions with respect to matters described in this paragraph 12.6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

12.7	Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 700 million filed by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial adviser, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (“System”) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (“UBS PR”) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

UBS’s balance sheet at 30 June 2014 reflected provisions with respect to matters described in this paragraph 12.7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than provisions that UBS has recognised.

12.8	Foreign exchange, LIBOR and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes UBS’s precious metal and related structured product businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including the FINMA, the Swiss Competition Commission (“WEKO”), DOJ, the U.S. Commodity Futures Trading Commission (“CFTC”), the FCA (to which certain responsibilities of the U.K. Financial Services Authority (“FSA”) have passed), the U.K. Serious Fraud Office (“SFO”) and the Hong Kong Monetary Authority (“HKMA”). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metal prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review. Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. The terms proposed include findings that UBS failed to have adequate controls in relation to its foreign exchange business that were adequate to prevent misconduct, and would involve material monetary penalties. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. UBS is not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on the terms similar to those described above, or the monetary and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in U.S. federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (“MAS”), the HKMA, the FINMA, the various state attorneys general in the U.S., and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on its own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, the FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to the FINMA. UBS Securities Japan Co. Ltd. (“UBSSJ”) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into a non-prosecution agreement (“NPA”) with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR and Euroyen TIBOR. UBS has ongoing obligations to cooperate with authorities with which it has reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, UBS has agreed, among other things, that for two years from 18 December 2012 UBS will not commit any U.S. crime, and it will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, the Australian Securities and Investments Commission and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, the Swiss Competition Commission (“WEKO”) and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (“Bureau”) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where it has conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to its continuing cooperation. However, the conditional leniency and conditional immunity grants UBS has received do not bar government agencies from asserting other claims and imposing sanctions against UBS, as evidenced by the settlements and ongoing investigations referred to above.

In addition, as a result of the conditional leniency agreement with the DOJ, UBS is eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under U.S. law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to UBS satisfying the DOJ and the court presiding over the civil litigation of its cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against UBS.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to U.S. dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to U.S. dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the U.S. Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain U.S. dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (“CEA”) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

In September 2014, a putative class action was filed in federal court in New York against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaint alleges that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006, through January 2014, in violation of U.S. antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, UBS’s balance sheet at 30 June 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.9	Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

The FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

UBS’s balance sheet at 30 June 2014 reflected a provision with respect to matters described in this paragraph 12.9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.10	Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (“Pactual”) by UBS to BTG Investments, LP (“BTG”), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to (1) the deductibility of goodwill amortisation in connection with UBS’s 2006 acquisition of Pactual (approximately BRL 1.8 billion); and (2) payments made to Pactual employees through various profit sharing plans (approximately BRL 800 million). These assessments are being or will be challenged in administrative proceedings.

In May 2014, UBS was notified that the administrative court had rendered a decision in favour of the taxpayer, Pactual, relating to a profit sharing plan assessment of approximately BRL 300 million. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favour of the tax authority with respect to the goodwill amortisation assessment. UBS is awaiting written decisions from the administrative court for these matters, at which time appeals will be taken.

BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programmes announced by the Brazilian government.

12.11	Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (“CDS”) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (“ISDA”). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. UBS submitted its response to the Statement of Objections in January 2014 and presented its position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the U.S. Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolise the market for CDS trading in the U.S. in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008 and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendant’s motions to dismiss the complaint.

12.12	Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the New York Attorney General and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s alternative trading system, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favoured high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014, in which UBS is no longer named as a defendant.

12.13	Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (“UBSFS”) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS also has been named in numerous individual civil suits and customer arbitrations, a small number of which were pending as of 30 June 2014. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

13.	Significant change

13.1	There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation.

13.2	There has been no significant change in the financial or trading position of the Group since 30 June 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.

14.	Auditors

14.1	Ernst & Young, Aeschengraben 9, CH-4051 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of UBS Group. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis. Ernst & Young is a member of the Swiss Institute of Certified Accountants and Tax Consultants based in Zurich, Switzerland.

15.	Consents

15.1	Ernst & Young has given and not withdrawn its written consent to the issue of this Prospectus with the inclusion of its name and references thereto in the form and context in which it appears.

16.	Documents available for inspection

16.1	Copies of the following documents shall be maintained in printed format, for free distribution, at the offices of UBS Group for the life of this Prospectus. In addition, the annual and quarterly reports of the Group are published on UBS’s corporate website, at www.ubs.com/investors or a successor address. The articles of association of UBS are also available on UBS’s Corporate Governance website, at www.ubs.com/governance:

(a)	the Articles of UBS Group in German together with an English translation;

(b)	the articles of association of UBS in German together with an English translation;

(c)	the Organization Regulations of UBS in German together with an English translation;

(d)	the report from Ernst & Young set out in Section B of Part VI: “Historical Financial Information”;

(e)	the UBS 2013 Form 20-F;

(f)	the UBS 2012 Form 20-F;

(g)	the UBS 2011 Form 20-F;

(h)	the First Quarter 2014 Report;

(i)	the Second Quarter 2014 Report;

(j)	the letter of consent from Ernst & Young referred to in paragraph 14 above; and

(k)	this Prospectus.

PART X: DEFINITIONS

The definitions set out below apply throughout this Prospectus, unless the context requires otherwise.

“Ad-hoc Strategy Committee”	means the ad-hoc strategy committee of UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“AGM”	means annual general meeting;

“AMA”	means advanced measurement approach;

“AoA”	means the articles of association;

“Articles”	means the articles of association of UBS Group;

“Assured Guaranty”	means Assured Guaranty Municipal Corp.;

“Audit Committee”	means the audit committee of UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“Basel III Liquidity”	means the publication by the BCBS of its “International framework for liquidity risk measurement, standards and monitoring”;

“BCBS”	means Basel Committee on Banking Supervision;

“BIS”	means Bank for International Settlements;

“BMIS”	means the Bernard L. Madoff Investment Securities LLC;

“BNPP”	means BNP Paribas;

“Board of Directors” or “BoD”	means the board of directors of UBS Group expected to be in place at or prior to the time of the capital increase preceding settlement of the UBS Shares tendered into the initial offer period, or the board of directors of UBS Group from time to time appointed in accordance with the Articles, as the context so requires;

“BTG”	means BTG Investments, LP;

“Bureau”	means the Canadian Competition Bureau;

“CDS”	means credit default swap;

“CEA”	means the U.S. Commodity Exchange Act;

“CEO”	means the Chief Executive Officer;

“CET1”	means common equity tier 1;

“CFO”	means the Chief Financial Officer;

“CFTC”	means the Commodity Futures Trading Commission;

“Computershare”	means Computershare Inc., UBS Group’s U.S. transfer agent;

“Contracting State”	has the meaning set out in Part VII: “Taxation”;

“Corporate Responsibility Committee”	means the corporate responsibility committee of the UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“Corridor Method”	means the method by which defined benefit-related assets and liabilities are determined under the previous International Accounting Standard 19 (Employee Benefits);

“CRA Regulation”	means Regulation (EC) No 1060/2009 as amended by Regulation (EU) No 513/2011 on credit rating agencies;

“CS”	means Credit Suisse AG;

“CVA”	means credit valuation adjustments;

“DCCP”	means Deferred Contingent Capital Plan;

“Depfa”	means Depfa Bank plc;

“DFS”	means the New York Department of Financial Services;

“Director”	means the director named on page 39 as the sole director of UBS Group as of the date of this Prospectus;

“Dodd-Frank”	means the Dodd-Frank Wall Street Reform and Consumer Protection Act;

“DOJ”	means the U.S. Department of Justice;

“DTC”	means The Depository Trust Company, New York;

“EC”	means the European Commission;

“EEA”	means the European Economic Area;

“EMEA”	means Global Markets & Investment Banking for Europe, Middle East and Africa;

“EOP”	means an Equity Ownership Plan;

“ERISA”	means the Employee Retirement Income Security Act;

“Ernst & Young”	means Ernst and Young Ltd;

“ETD”	means exchange-traded derivatives;

“ETF”	means exchange-traded funds;

“EU”	means the European Union;

“EU Bank Recovery and Resolution Directive”	means Directive 2014/59/EU of the European Parliament and of the Council of 15 May 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Prospectus Regulation”	means Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and the Council as regards information contained in the prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisement, as amended;

“EURIBOR”	means the Euro Interbank Offered Rate;

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended;

“exchange offer”	means the exchange offer made by UBS Group comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”) to acquire any and all issued UBS Shares in exchange for UBS Group Shares;

“Fannie Mae”	means the Federal National Mortgage Association;

“FATCA”	means the Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act of 2010;

“FBO”	means foreign banking organisation;

“FCA”	means the U.K. Financial Conduct Authority;

“FDIC”	means the Federal Deposit Insurance Corporation;

“Federal Reserve Board”	means the U.S. Board of Governors of the Federal Reserve System;

“FHFA”	means the Federal Housing Finance Agency;

“FINMA”	means the Swiss Financial Market Supervisory Authority;

“First Quarter 2014 Report”	means UBS’s report on Form 6-K filed with the SEC on 6 May 2014 for the first quarter 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the quarter ended 31 March 2014;

“France”	means the Republic of France;

“FSA”	means the U.K. Financial Services Authority;

“GEB”	means the Group Executive Board of UBS or UBS Group, as the context so requires;

“Germany”	means the Federal Republic of Germany;

“Governance and Nominating Committee”	means the governance and nominating committee of UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“Group”	means UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the initial settlement of the exchange offer and after such capital increase, means UBS Group and its consolidated subsidiaries;

“Group ALCO”	means the Group Asset and Liability Management Committee;

“Group CEO”	means the chief executive officer of the Group;

“HIBOR”	means the Hong Kong Interbank Offered Rate;

“HKMA”	means the Hong Kong Monetary Authority;

“HQLA”	means high-quality liquid assets;

“Human Resources and Compensation Committee”	means the human resources and compensation committee of UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“IAS”	means International Accounting Standards;

“IAS 19R”	means the International Accounting Standard 19 Employee Benefits;

“IASB”	means International Accounting Standards Board;

“IFRS”	means International Financial Reporting Standards;

“IHC”	means intermediate holding company;

“initial offer period”	means the period of the exchange offer that commences on 14 October 2014 and is expected to expire on 11 November 2014;

“IRB”	means internal ratings-based;

“Irish Prospectus Regulations”	means the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended);

“ISDA”	means the International Swaps and Derivatives Association;

“Issuer”	means UBS Group;

“KWL”	means the Kommunale Wasserwerke Leipzig GmbH;

“LAC”	means loss-absorbing capital;

“LBBW”	means the Landesbank Baden-Württemberg;

“LCR”	means Liquidity Coverage Ratio;

“Lehman”	means Lehman Brothers Holdings Inc.;

“Leverage Ratio Denominator”	is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements;

“LIBOR”	means the British Bankers’ Association London Interbank Offered Rate;

“LRD”	means leverage ratio denominator;

“Luxembourg”	means the Grand Duchy of Luxembourg;

“MAS”	means the Monetary Authority of Singapore;

“MergeCo”	means a merger subsidiary of UBS Group, which will survive the transaction;

“Minder Initiative”	means the initiative to give shareholders of Swiss listed companies more influence over board and management compensation passed by referendum of Swiss cantons and voters in March 2013;

“minimum acceptance condition”	means the condition that UBS Shares that have been validly tendered and not withdrawn from the exchange offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the initial offer period;

“nominee agreement”	means an agreement between UBS or UBS Group and a nominee who holds UBS Shares or UBS Group Shares in its own name but for the account of third parties, as shareholders with voting rights in the share register of UBS or UBS Group, confirming the nominee’s willingness to disclose to UBS or UBS Group any individual beneficial owner holding more than 0.3% of all issued UBS Shares or UBS Group Shares upon request;

“NPA”	means non-prosecution agreement;

“NSFR”	means Net Stable Funding Ratio;

“NYSE”	means the New York Stock Exchange;

“OCC”	means the Office of the Comptroller of the Currency;

“OMT”	means the European Central Bank’s Outright Monetary Transactions programme;

“Option ARMs”	means option adjustable-rate mortgages;

“Organization Regulations”	means the organization regulations of UBS Group;

“OTC”	means over-the-counter;

“Pactual”	means Banco UBS Pactual S.A.;

“Parent Bank”	means UBS AG;

“Plan”	means the revised First Amended Joint Chapter 11 Plan of Reorganisation of Eastman Kodak Company and its Debtor Affiliates;

“PRA”	means the U.K. Prudential Regulatory Authority;

“preferred notes”	means UBS outstanding subordinated notes classified as equity instruments under IFRS;

“Prospectus”	means this document relating to UBS Group and the UBS Group Shares prepared by UBS Group and approved under the Prospectus Directive;

“Prospectus Directive”	means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended;

“Proposed Directors”	means the proposed directors named on page 39, who are expected to become members of the BoD of UBS Group at or prior to the time of the capital increase preceding the initial settlement date of the exchange offer;

“Qualifying Reserves”	means the reserves from capital contributions, as part of the general (legal) reserves, of the Swiss statutory financial statements of a company which is accumulated by certain qualifying contributions received from shareholders and which is notified to and recognised by the Swiss Federal Tax Administration;

“RBC”	means risk-based capital;

“resolvability”	means the term used, in particular, with respect to systemically important financial institutions to the possibility to resolve an institution of this type in an orderly manner, without exposing taxpayers to loss, while maintaining continuity of the institution’s vital economic functions;

“RFC”	means the Residential Funding Company LLC;

“Risk Committee”	means the risk committee of UBS Group described in Part IV: “Board of Directors, Executive Management and Corporate Governance”;

“RMBS”	means residential mortgage-backed securities;

“RniV”	means Risks-not-in-VaR;

“RoAE”	means return on attributed equity;

“RoE”	means return on equity;

“RWA”	means risk-weighted assets;

“SBC”	means Swiss Bank Corporation;

“SEC”	means the U.S. Securities and Exchange Commission;

“SIS”	means the SIX SIS AG;

“Second Quarter 2014 Report”	UBS’s report on Form 6-K filed with the SEC on 29 July 2014 for the second quarter 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the six months ended 30 June 2014;

“Securities Act”	means the U.S. Securities Act of 1933, as amended;

“SESTA squeeze-out”	means the statutory squeeze-out procedure under Swiss law to be effected if UBS Group acquires more than 98% of the UBS Shares within three months after the exchange offer;

“SFO”	means the U.K. Serious Fraud Office;

“SFTA”	means the Swiss Federal Tax Administration;

“SIGTARP”	means the Special Inspector General for the Troubled Asset Relief Program;

“SIS Settlement System”	means the securities settlement system operated by SIX SIS AG;

“SIX Swiss Exchange”	means the SIX Swiss Exchange AG;

“SNB”	means the Swiss National Bank;

“squeeze-out”	means either a squeeze-out merger or a SESTA squeeze-out;

“squeeze-out merger”	means the squeeze-out procedure under Swiss law to be effected if UBS Group acquires between 90% and 98% of the total UBS Shares within three months after the exchange offer;

“SRB”	means systemically relevant bank;

“STCDO/CDS”	means a single-tranche collateralised debt obligation/credit default swap;

“subsidiarisation”	means the movement of businesses to a new subsidiary;

“Swiss Code of Obligations”	means the Swiss Code of Obligations dated 30 March 1911, as amended;

“Swiss offer”	means the exchange offer being made by UBS Group to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus;

“Swiss offer documentation”	means the document prepared by UBS Group for the purposes of the Swiss offer pursuant to Swiss law and approved by the Swiss takeover panel;

“Swiss Stock Exchange Act” or “SESTA”	means the Swiss Federal Act on Stock Exchanges and Securities Trading dated 24 March 1995, as amended;

“Swiss tender deadline”	is expected to be 11 November 2014 at 4:00 p.m., Swiss time;

“System”	means the Employee Retirement System of the Commonwealth of Puerto Rico;

“TBTF”	means too-big-to-fail;

“third-party RMBS”	means the RMBS issued by third parties in securitisations in which UBS acted as underwriter;

“TIBOR”	means the Tokyo Interbank Offered Rate;

“Transactions”	means the three RMBS securitisations at issue in the Trustee Suit;

“Trustee Suit”	means the action certain RMBS trusts filed in the Southern District of New York;

“UBS”	means UBS AG, a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, which is currently both the ultimate parent company and the primary operating entity of the Group;

“UBS 2011 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012;

“UBS 2012 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013;

“UBS 2013 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014;

“UBS Group”	means UBS Group AG, a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland, which, if the exchange offer is successful, is intended to become the parent company of UBS and the holding company of the Group;

“UBS Group Shares”	means the registered shares of UBS Group with a nominal value of CHF 0.10 each;

“UBS PR”	means UBS Financial Services Inc. of Puerto Rico;

“UBS RESI”	means UBS Real Estate Securities Inc., a subsidiary of UBS;

“UBS Shares”	means the ordinary shares of UBS with a nominal value of CHF 0.10 each;

“UBS-sponsored RMBS”	means approximately USD 3 billion in original face amount of RMBS issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitisation trust and made representations and warranties about those loans;

“UBSFS”	means UBS Financial Services Inc.;

“UBSSJ”	means UBS Securities Japan Co. Ltd.;

“U.K.” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“U.K. Holder”	means a beneficial owner of UBS Group Shares who is resident (and, in the case of individuals, domiciled) for tax purposes in the United Kingdom;

“U.S.” or “United States”	means the United States of America;

“U.S. offer”	means the exchange offer being made by UBS Group to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation;

“U.S. registration statement”	means the registration statement relating to the UBS Group Shares to be offered to holders of UBS Shares located in the U.S. and filed with the SEC;

“VaR”	means value-at-risk;

“WEKO”	means the Swiss Competition Commission; and

“YIRD”	means the EC’s Yen Interest Rate Derivatives.

ANNEX A:

OPERATING AND FINANCIAL REVIEW

The “Key Figures” section of this Annex A has been derived from the annual and interim financial statements of the Group and from Group accounting records as specified therein. Unless otherwise indicated in italics, all other information set out in this Annex A has been selected and extracted without adjustment from relevant portions of the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report and the Second Quarter 2014 Report for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus. Information included in this Annex A in italics has not been so extracted, but has been included herein for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus, or otherwise to indicate where further information can be found in the respective document incorporated herein by reference. Prospective investors should read this Prospectus and the documents incorporated herein by reference in their entirety before making any investment decision in relation to the exchange offer.

As used in this Annex A, the terms “we”, “us”, “our”, “UBS” and “Group” refer to UBS AG and its consolidated subsidiaries as at the relevant time period indicated therein, unless the context requires otherwise. Save as otherwise defined in this Annex A, certain other terms used in this section, including capitalised terms and certain technical and other items, are defined and explained in Part X: “Definitions”. All references in the Annex A to “this report” or sections thereof refer to the report or section thereof from which the relevant text was extracted, as indicated by the relevant boxed caption.

Key Figures

Key Figures

	As of or for the six months ended 30 June		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	14,405	15,164	27,732		25,423		27,788
Operating expenses	11,794	12,697	24,461		27,216		22,482
Operating profit/(loss) before tax	2,611	2,467	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	1,846	1,678	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.48	0.44	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.6	7.2	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.9	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	82.0	83.6	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	10.0	7.7	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.4	4.6	3.4	*	3.2	*	2.4	*

Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.5	11.2	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.3	3.9	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.8	8.5	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.5	11.8	11.4	*	12.0	*	13.7	*

Resources
Total assets	982,605	1,129,071	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	49,532	47,073	48,002		45,949		48,530
Common equity tier 1 capital (fully applied)(7)	30,590	26,817	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	41,858	39,398	42,179		40,032	*	—

Key Figures

	As of or for the six months ended 30 June		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Risk-weighted assets (fully applied)(7)	226,736	239,182	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	229,908	242,626	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	18.2	16.2	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.1	13.5	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	23.9	20.6	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	2.9	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	980,552	1,131,370	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	986,577	1,140,765	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion)(14)	2,507	2,348	2,390		2,230		2,088
Market capitalisation	62,542	61,737	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.20	12.49	12.74	*	12.26	*	12.95	*
Tangible book value per share (CHF)	11.54	10.73	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,030,621	3,839,378,864	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	91,236,602	71,621,067	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,087	60,754	60,205	*	62,628	*	64,820	*
Americas	21,168	21,360	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,896	20,082	20,037	*	20,833	*	21,746	*
Asia Pacific	7,374	7,173	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,105	10,206	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,470	5,826	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,482	4,224	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	153	156	153	*	167	*	162	*
Switzerland	21,440	22,015	21,720	*	22,378	*	23,188	*

*	unaudited
(1)	Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3)	Operating expenses / operating income before credit loss (expense) or recovery.
(4)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.
(5)	Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.
(6)	Common equity tier 1 capital / risk-weighted assets.
(7)	Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.
(8)	Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).

(9)	Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.
(10)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.
(11)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Second Quarter 2014 Report.
(12)	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.
(13)	Information only reported on an annual basis.
(14)	Group invested assets includes invested assets for Retail & Corporate.

Income statement data

	For the six months ended 30 June		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	6,528	7,025	13,137		15,968	17,969
Interest expense	(3,714)	(4,336)	(7,351)		(9,990)	(11,143)
Net interest income	2,814	2,689	5,786		5,978	6,826
Credit loss (expense)/recovery	14	(18)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	2,829	2,671	5,736		5,860	6,742
Net fee and commission income	8,408	8,360	16,287		15,396	15,236
Net trading income	2,704	3,982	5,130		3,526	4,343
Other income	465	152	580		641	1,467
Total operating income	14,405	15,164	27,732		25,423	27,788
Total operating expenses	11,794	12,697	24,461		27,216	22,482
Operating profit/(loss) before tax	2,611	2,467	3,272		(1,794)	5,307
Tax expense/(benefit)	652	583	(110)		461	901
Net profit/(loss)	1,958	1,884	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	2	5		5	268
Net profit/(loss) attributable to UBS shareholders	1,846	1,678	3,172		(2,480)	4,138

Cost/income ratio (%)	82.0	83.6	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.49	0.45	0.84		(0.66)	1.10
Diluted earnings per share	0.48	0.44	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

Rates of return (%)
Return on equity attributable to UBS shareholders	7.6	7.2	6.7	*	(5.1)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2)*	0.3	*

*	unaudited
(1)	Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2)	Information only reported on an annual basis.

Balance sheet data

	As of 30 June	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	982,605	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	77,615	80,879		66,383	40,638
Due from banks	27,721	17,170		21,220	23,218
Cash collateral on securities borrowed	30,695	27,496		37,372	58,763
Reverse repurchase agreements	76,571	91,563		130,941	213,501
Trading portfolio assets	132,490	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,359	42,449		44,698	39,936
Positive replacement values	204,698	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	27,411	28,271	*(1)	30,413	41,322
Loans	300,571	286,959		279,901	266,604
Financial investments available-for-sale	52,189	59,525		66,230	53,174
Other assets	25,650	20,228		17,244	15,492

Liabilities
Due to banks	13,260	12,862		23,024	30,201
Cash collateral on securities lent	12,298	9,491		9,203	8,136
Repurchase agreements	18,718	13,811		38,557	102,429
Trading portfolio liabilities	29,904	26,609		34,247	39,480
Negative replacement values	203,368	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	43,746	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	68,877	69,901		91,901	88,982
Due to customers	388,500	390,825		373,459	342,409
Debt issued	80,984	81,586		104,837	140,617
Other liabilities	68,166	62,777		66,523	69,633
Equity attributable to UBS shareholders	49,532	48,002		45,949	48,530

*	unaudited.
(1)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

Section A: Current Market Climate and Industry Drivers

The information set out below has been selected

and extracted without adjustment from relevant

portions of the

UBS 2013 Form 20-F pp. 18-20

Current market climate and industry drivers

While the overall global economic climate improved in 2013, the operating environment for the financial services industry remained difficult. Profitability was affected by continued regulatory pressure, the ongoing low interest rate environment and muted client activity levels.

Global economic and market climate

The global economic climate improved in 2013, although the pace of recovery diverged across regions. Of the major economies, recovery was most advanced in the US. Growth momentum in the euro area remained lackluster, despite the region’s exit from recession in the second quarter of 2013. In Japan, significant monetary policy stimulus and the government’s so-called “three-arrow” strategy boosted confidence in the country’s economic prospects. The gradual improvement in advanced economies was, however, counterbalanced by a slowdown in emerging economies.

Central banks in advanced countries kept monetary policy conditions highly accommodative as their economies continued to struggle with headwinds from fiscal consolidation and fragile financial sectors. However, concerns about the timing and speed of the exit by the Federal Reserve System (Fed) from its highly accommodative monetary policy led to a sharp rise in US bond yields and heightened market volatility during the summer months. Against the backdrop of strong correlations between European and US bond yields, European long-term interest rates also moved higher. Increases in long-term rates prompted the European Central Bank (ECB) and the Bank of England to announce “forward guidance” as an additional means of maintaining accommodative policy stances. Improving fundamentals in the US and expectations of the Fed “tapering” its quantitative easing led to financial outflows and currency depreciation in various emerging economies. Market concerns were further exacerbated by worries about a potential slowdown in China. Global markets subsequently stabilized after the Fed postponed its “taper” decision in September. Even so, currencies and fixed income markets in emerging countries with weak fundamentals remained under pressure.

The US economic recovery, supported by the Fed’s accommodative policy, became more broad-based, reflected by better data on the housing market, credit standards, labor markets and consumer confidence. Improved market sentiment resulted in a rebalancing of portfolios towards riskier assets. US equity market indices recorded substantial gains during the year, spreads between corporate bonds and government bonds narrowed, and corporate debt issuance reached record levels. Disruptions related to another fiscal policy impasse in the autumn were a cause of market volatility, but the bi-partisan budget agreed in December reduced fiscal uncertainty for 2014.

Based on broadly improving fundamentals, in December the Fed announced a “tapering” of quantitative easing starting in January 2014.

Euro area financial stress continued to recede during 2013 against the backdrop of the ECB’s Outright Monetary Transactions (OMT) program and the establishment of the European Stability Mechanism. Debt markets in vulnerable euro area countries continued their post-OMT improvements despite a temporary disruption during the summer. Ireland successfully exited the adjustment program of the Troika (made up of the European Commission (EC), the ECB and the International Monetary Fund) as of year-end and re-established full market access. Portugal appeared more vulnerable throughout the year, but its situation stabilized towards year-end. The economic environment in Greece, while still much more challenging than elsewhere, also showed tentative signs of improvement during the year.

Although the euro area exited recession in the second quarter of 2013, recovery remained lackluster. Unemployment levels in distressed countries remained close to record highs, albeit with lower unit labor costs leading to improvements in competitiveness. Fiscal targets became more flexible as the EC agreed to extend the deadlines for correcting excessive deficits in some countries. A subdued inflation outlook led the ECB to announce historically unprecedented “forward guidance” and to reduce key ECB interest rates to all-time lows. Housing market conditions varied significantly between countries, and prices continued to decline in some distressed economies. However, the ongoing low interest rate environment and rising disposable income provided a boost to property prices in Germany. The Swiss economy continued to outperform most European peers, but highly accommodative monetary policy caused concerns about the country’s ongoing property boom.

Growth in emerging economies disappointed throughout the year as credit-led expansions slowed and capital inflows receded or reversed. China recorded its slowest pace of growth since the turn of the millennium as authorities attempted to rein in rapid credit growth and rebalance the country’s economic growth model. A spike in interbank lending rates in June led to fears of a sharper slowdown in growth, although intervention from the People’s Bank of China ensured major financial distress was avoided. Among the other major emerging market economies, Brazil, India, Indonesia, South Africa and Turkey were all beset by currency weakness following capital outflows stemming from expectations of tighter Fed policy. The associated higher funding costs and uncertainty impeded growth in more vulnerable emerging economies.

Industry drivers

Despite strong stock market performance throughout the year, the operating environment for the financial services industry remained difficult, reflecting a combination of regulatory framework adjustments requiring further structural changes, and a challenging market environment putting pressure on revenues.

Regulatory developments remain a key driver of structural change in the industry

Regulators and legislators continued to exert pressure on the financial services industry to become simpler, more transparent and more resilient. In this context, regulators and legislators in Europe further advanced far-reaching reform proposals – for example, agreements were reached on the Markets in Financial Instruments Directive (MiFID) II and the Bank Recovery and Resolution Directive – while in the US the Commodity Futures Trading Commission approved cross-border guidance, defining the extraterritorial application of its swaps regulations, and the five US financial regulators approved the Volcker Rule.

The year was also characterized by regulatory authorities’ focus on reforming banks’ structures. In Germany, France, the UK and the US, progress was made on legislation requiring, under certain conditions, a structural separation or prohibition of certain trading or wholesale activities from certain deposit-taking operations. While it is unclear how these individual measures in the European Union (EU) would ultimately interact with the recent EC proposed regulation on “Structural measures improving the resilience of EU credit institutions,” these national regulatory initiatives highlight the lack of international coordination with regard to structural developments in the banking sector.

Last but not least, reflecting their concerns about the adequacy of banks’ risk-based exposures, regulatory authorities weighed the introduction of more stringent leverage ratio requirements as a credible supplementary measure to risk-based capital requirements.

As a consequence of the evolving regulatory environment, some facets of which have been outlined above, financial institutions are expected to (i) rethink their strategies and focus even more on their core business and markets, in which they are able to leverage their competitive advantages on a sustainable basis, on both a local and to a certain extent a global level, (ii) focus even more on fee-generating businesses that require less capital and funding and (iii) reduce their “buy-and-hold” activities, leading to a further increase in assets held outside the banking system, in turn giving rise to a call to further strengthen regulatory oversight of these sectors.

Bank capital and balance sheets stay in the spotlight

In the course of 2013, the financial services industry succeeded in further improving its capital position with a view to complying with capital requirements defined by regulators and policy makers. For example, the EU-wide Transparency Exercise led by the European Banking Authority showed a continued improvement of the capital position within the EU banking sector in 2013. Similar trends were also observable in Switzerland for the largest banks, as well as in the US. Despite such positive developments, banks’ capitalization levels remained a key concern for the public as well as regulators, as evidenced by the intense debate about leverage ratios as a supplementary measure to risk-based capital requirements.

As a step to further increase trust in the European banking sector, the ECB initiated a comprehensive review of European banks’ balance sheets and risk profiles. The assessment will consist of three elements: (i) a supervisory risk assessment which reviews on a quantitative and qualitative basis key risks, including liquidity, leverage and funding, (ii) an asset quality review to enhance transparency of banks’ exposures by reviewing their asset quality, including the adequacy of asset and collateral valuation and related provisions and (iii) a stress test to examine the resilience of banks’ balance sheets to stress scenarios. In such a review, banks will be judged against a capital threshold of 8% based on Capital Requirements Directive IV definitions as of 1 January 2014. If results are unsatisfactory, corrective measures, such as recapitalization, deleveraging or improving funding resilience, may be taken.

Increased focus on costs to compensate for subdued revenues

2013 remained a challenging year for the financial services industry to grow its income levels. Aside from growth constraints due to stricter regulatory requirements – especially related to capital and liquidity standards – the macroeconomic environment, characterized by the ongoing low interest rate environment and a flat yield curve as well as muted client activity levels in the face of continued macroeconomic uncertainty (in particular around monetary stimulus reduction in the US), put pressure on net interest margins and revenues.

As a result of this subdued revenue environment, banks intensified their efforts to increase operational efficiency, either by enhancing targets of existing cost reduction programs or by launching new initiatives in order to realign cost structures with subdued revenue levels.

Technological innovation opening new opportunities

While new technologies have already significantly affected various sectors, pressure on the financial services industry to adapt to a new digital reality continued to increase, reflecting inter alia evolving client expectations, the need for increased efficiencies, accelerating technological innovation and the emergence of new competitors.

Changing client expectations (in particular related to personalization, convenience and transparency), based on levels of service and flexibility experienced in other sectors, presented a significant challenge to the traditional business model of the financial services industry. Although investments will be required to fully address these expectations, technology is also expected to be a key enabler in offering new, innovative banking services, satisfying new customer expectations on one hand and supporting branches and client advisors on the other. Digital capabilities are therefore expected not only to deepen individual customer relationships, but also to facilitate a reduction of operating expenses and complexity through automating systems and processes.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2012 Form 20-F pp. 18-20

Current market climate and industry drivers

Global stock markets rebounded strongly in 2012, supported by confidence-boosting measures in Europe and expansive monetary policy. However, the macroeconomic environment worsened, especially in Europe, as the sovereign debt crisis spilled over to eurozone core countries in the second half of the year. The resulting eurozone recession weakened global economic activity.

Subdued recovery despite expansive monetary measures

While a series of interventions from central banks gave confidence to stock markets over the year, the macroeconomic environment in Europe deteriorated, especially in the second half of 2012, as the unresolved sovereign debt and banking crisis spread beyond peripheral countries and began to affect core countries such as France and Germany. The situation worsened with public spending in eurozone countries contracting as a result of the necessary fiscal consolidation of public finances and as a decline in consumers’ expenditure reduced the pace of economic activity. At the same time, the macroeconomic environment and stricter regulatory requirements prompted banks to speed up deleveraging, putting an additional dampening effect on economic growth.

In the US, some sectors of the economy, especially housing and the labor market showed signs of improvement, predominantly in the second half of the year. However, overall economic performance remained lackluster and continued to be subject to uncertainty primarily surrounding fiscal policy, despite a last-minute compromise at the turn of the year to avoid the fiscal cliff.

Emerging economies remained the global drivers of growth, but their improvement, particularly China’s, lagged behind that of previous recoveries, as structural advantages that benefited emerging economies in the past are gradually fading. Furthermore, growth in emerging countries was also slowed by spillover effects from recessionary developments in Europe and the slow recovery of the US. In addition, China was negatively affected by uncertainty surrounding domestic political developments prior to the formation of its new government.

Euro crisis persists

In 2012, the European sovereign debt crisis continued to be among the most significant factors influencing the global economy, despite a series of policy actions aimed at resolving it.

At the beginning of 2012, the rating agency Standard & Poor’s downgraded the credit ratings of nine eurozone governments, including France and Austria, both previously AAA-rated countries. Shortly afterwards, Standard & Poor’s also downgraded the rating of the European Financial Stability Facility (EFSF). Measures initiated by the European Central Bank (ECB) to calm markets, such as the second tranche of its longer-term refinancing operation, only resulted in short-term relief. The unresolved sovereign debt and banking crises in peripheral countries threatened to affect larger nations like Italy and Spain, and as a result more fundamental measures were introduced aimed toward a sustainable crisis resolution. In June, the European Stability Mechanism (ESM) was granted additional powers, which provided the ESM with the flexibility to purchase government bonds directly in the primary market as well as to recapitalize banks directly. In September, the ECB announced the technical framework for its outright monetary transactions program that allows the ECB unlimited purchases of government bonds, provided the issuing countries meet certain conditions regarding their economic policies associated with the EFSF/ESM.

The economic environment in Greece deteriorated during 2012 and at the end of the first quarter, the eurozone finance ministers agreed on a further rescue package, which included a writedown of 53% of the face value of Greek government bonds. This measure proved insufficient to stabilize the economic situation in Greece, making a further support program necessary, which was agreed at the end of the year.

Toward the end of the year, financial conditions in Europe improved and sovereign credit default swap spreads narrowed significantly. Nevertheless, the financial stability of the eurozone continues to be fragile, and significant challenges lie ahead, including large-scale bond issuance in Spain during 2013.

The Swiss economy, despite outperforming its European peers, was also affected by recessionary tendencies in the euro-zone, given its strong economic links. As a consequence, economic growth in Switzerland declined to 1% in 2012, from 1.9% in 2011.

Industry drivers

Despite strong share price performance within the financial industry during the year, banks faced a number of challenges.

Regulatory developments remain the main driver behind structural changes in the industry

Regulators and legislators in 2012 continued to put pressure on the financial industry to become simpler and more transparent, more risk-averse and less leveraged. The year was characterized on one hand by progress in implementing existing regulations, such as Basel III and recovery and resolution planning. The year was also characterized on the other hand by new, far-reaching reform proposals such as the recommendations of the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector. These suggested, amongst others, that deposit-taking operations should be separated from large trading activities at European banks. Discussions on the issue are ongoing in Europe, and the European Commission may propose legislation in 2013.

Over the course of 2012, the financial industry continued to adjust to new, stricter capital and liquidity rules related to Basel III, which became effective in Switzerland on 1 January 2013. Over time, these rules may lead to a fundamental change in the financial industry’s structure, discouraging many investment banking and trading strategies. As a consequence, financial institutions are expected to focus even more on fee-generating business that requires less capital and funding, with increased competition in these businesses also likely to put pressure on returns.

Despite progress in the implementation of many regulatory initiatives in 2012, the financial industry continued to face regulatory uncertainties on multiple fronts that weigh on the growth appetite and earning power of the sector. Examples include discrepancies in the way Basel III has been incorporated into national rules and its postponed implementation in a number of participating countries. Uncertainty also remains with regard to the implementation of the Volcker Rule in the US, for which several key elements have yet to be fully defined.

Macroeconomic environment impacting the industry

The macroeconomic environment remained extremely challenging for the financial industry. While top-line growth was constrained by stricter regulatory requirements, especially around capital and liquidity standards, the prevailing low-yield environment and flat yield curve put further pressure on net interest margins and revenues. Additionally, credit demand was low, also as a result of spillover effects following the overall economic downturn. The weak revenue environment prompted the industry to focus on increasing operational efficiency, resulting in widespread cost-saving initiatives, which included personnel reductions, branch optimization, and other measures to realign cost structures with the subdued revenue levels.

From funding challenge to capital challenge in the eurozone

While obtaining sufficient medium- and long-term funding to maintain a cost-efficient and balanced liquidity and funding position was a key challenge in 2011, a series of central bank measures, such as the ECB’s longer-term refinancing operation, have somewhat eased funding pressure on EU banks. In 2012, the challenge was rather meeting minimum capital requirements defined by regulators and policy makers. For example the European Banking Authority required banks to build up additional capital buffers to reach a level of 9% core tier 1 capital ratio by the end of June 2012. Following this recommendation an EU-wide recapitalization exercise was initiated to close the capital requirements of certain banks. This exercise resulted in an increase in banks’ capital positions in Europe of more than EUR 115 billion by means of multiple recapitalization measures. The majority of the required recapitalization was achieved through direct capital measures, which included the issuance of new ordinary shares, the payment of dividends in shares, retained earnings and the conversion of hybrid capital into common capital. Further measures included a reduction of risk-weighted assets, for instance through the disposal of assets and continued deleveraging.

In Switzerland, the two largest banks face new capital requirements, which were defined as part of the revisions of the capital adequacy and banking ordinances, issued on 1 June 2012 to implement the “too-big-to-fail” law and Basel III.

g Refer to the “Regulatory developments” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

Continued pressure on client confidentiality

Pressure on client confidentiality continued to increase worldwide. In this context, Switzerland’s bilateral withholding tax agreements with the United Kingdom and Austria came into force on 1 January 2013. Under these agreements, residents of both countries can have their existing banking relationships in Switzerland retrospectively treated as declared either by making a one-time tax payment or by disclosing their accounts. Future investment income and capital gains of residents of Austria and the United Kingdom with undisclosed accounts in Switzerland will be subject to a final withholding tax, with Switzerland transferring the proceeds to the respective authorities. While additional withholding tax negotiations between Switzerland and other EU countries are ongoing, Switzerland’s bilateral tax treaty with Germany was rejected by the German Bundesrat in November 2012 and a specially appointed mediation committee within the German parliament was unable to reach agreement on the treaty in December 2012.

Furthermore, the Swiss Federal Council announced the overall direction regarding the new financial integrity strategy (Weissgeldstrategie), which foresees that by implementing enhanced due diligence requirements, banks and other financial intermediaries should be prevented from accepting assets that are not tax-compliant.

Pressure on client confidentiality will have an impact on the business of banks serving cross-border clients, particularly in Switzerland. As a consequence, the financial services industry will need to adapt to new client demands, rethink its cross-border value propositions and make significant efforts to ensure operational readiness and compliance. This is likely to be a challenge, particularly for smaller banks, and is expected to lead to further consolidation in the sector.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2011 Form 20-F pp. 16-18

Current market climate and industry drivers

Sovereign debt stress continues to test financial stability

The start of 2011 was characterized by a modest global economic recovery. Thereafter, the markets were affected by ongoing concerns surrounding eurozone sovereign debt, the European banking system and US federal budget deficit issues, as well as renewed uncertainty about the global economic outlook in general. As a result, volatility increased in the markets and investor activity levels fell significantly, especially in the second half of the year. Switzerland was perceived as a safe haven by investors and the resulting appreciation of the Swiss franc led the Swiss National Bank (SNB) to intervene in early September, announcing that it would not tolerate an exchange rate of less than CHF 1.20 per euro.

Growth in 2011: subdued initial recovery stymied by macroeconomic and sovereign concerns

In the early part of 2011, the world experienced a subdued, two-speed recovery. Developed economies continued to grow modestly but steadily, though unemployment remained high. At the same time, activity in many emerging markets, which came out of the crisis relatively unscathed, was buoyant, though coupled with some inflationary pressures and risks of overheating. Monetary policy was highly accommodative, especially in advanced economies (central bank interest rates remained low) and fiscal policy provided additional stimulus globally. Bond and equity markets generally rebounded.

From the second quarter onwards, the global economy entered a new phase. Economic activity slowed markedly, as the earthquake and tsunami in Japan affected the global supply chain, unrest in the Middle East caused oil prices to rise and the sovereign debt crisis escalated considerably.

In the US, growth lagged behind that of previous recoveries, especially as difficulties in the housing market persisted, dampening consumer demand, while in Europe, the debt crisis spread increasingly beyond weaker countries and began to challenge core countries as well. As the “Arab spring” changed the political landscape in the Middle East and North Africa, it also impacted economic activity in the region. Finally, growing concerns over problems affecting China’s real estate market and banking sector in particular increased fears of a possible hard landing for the country’s economy.

After the financial crisis of 2008 and 2009, the public sector replaced the private sector in sustaining aggregate demand. In 2011, however, the public sector also started to retrench in many countries due to heightened pressure on public finances. At the same time, the macroeconomic environment and forthcoming regulatory overhaul prompted banks to deleverage, exacerbating the situation further.

Sovereign stress: eurozone debt crisis and political deadlock around the US debt ceiling

The European sovereign debt crisis was one of the most significant factors influencing global financial markets through most of 2011, with market pressure eventually reaching the eurozone core countries. Following initial stabilization packages for Greece and Ireland in 2010, the early part of the year saw European leaders agreeing to a bail-out of Portugal and negotiations on a second support package for Greece. However, these actions, combined with the creation of a permanent stabilization fund, failed to prevent yields on Spanish and Italian bonds from rising sharply from August onward.

In autumn, a reinforced “three-pronged” agreement on measures to alleviate the pressure on Greece by European leaders, including a reduction in the net present value of Greek sovereign debt held by the private sector, a top-up for the eurozone bailout fund and requirements for European banks to hold more capital, also proved to be insufficient in preventing a further escalation of the crisis. While yields for debt issued by Spain and Italy rose further, core countries, including France, were also challenged. Following another round of talks, eurozone countries and other EU members agreed to press ahead with an intergovernmental treaty enshrining new budgetary rules to tackle the crisis. Towards the end of the year, the European Central Bank announced two longer-term refinancing operations which contributed to the stabilization of financial markets going into the early part of 2012. Nonetheless, discussions on measures and support for Greece were ongoing in early 2012.

As a consequence of these developments, 12 out of 17 euro-zone countries were downgraded by rating agencies; France and Austria lost their Standard & Poor’s AAA status in early 2012.

Meanwhile, politicians from the Democratic and Republican parties in the US struggled to reach an agreement to increase the US debt ceiling, the limit beyond which the US Department of the Treasury may not borrow. After the debt ceiling was initially reached in April without a political solution, extraordinary measures were taken to allow the government to continue functioning. A last-minute agreement was finally reached at the end of July.

The political stalemate prompted Standard & Poor’s to downgrade the US from AAA to AA+ in August, quoting reduced confidence in the government’s ability to manage its finances. As the deadlock continued, the Congressional super committee set up to find ways to reduce the budget deficit also failed to reach an agreement.

Nevertheless, the US dollar remained the world’s main reserve currency and yields on US 10-year government bonds fell to below 2% by the end of the year, while the labor market showed signs of slow improvements.

Foreign exchange markets: Swiss franc appreciation leads to Swiss National Bank intervention

Switzerland was seen as a safe haven by investors amid a deteriorating economic environment. The Swiss franc appreciated strongly against most major currencies during the first half of 2011. By early August, it neared parity with the euro in light of these developments, on 6 September 2011 the SNB set a minimum rate of CHF 1.20 per euro, arguing that the massive overvaluation of the Swiss franc posed an acute threat to the Swiss economy and carried the risk of deflation. The SNB stressed that it would defend this rate with the utmost determination and was prepared to buy foreign currency in unlimited quantities. Since the announcement, the Swiss franc has fluctuated but remained slightly above the rate of CHF 1.20 per euro. However, the SNB has said the franc’s value remains high even at a rate of CHF 1.20 per euro, and unless the Swiss franc weakens further, additional SNB measures cannot be ruled out.

Industry drivers

Regulation driving structural and business model changes

Following the 2008/2009 financial crisis, regulators and legislators in major financial centers embarked on a path toward significantly stricter regulation of financial services. This remains the biggest driver of structural and business model changes in the industry. At the same time, regulatory uncertainty persists, hindering the necessary adaptation process and presenting a major obstacle to future growth.

On the one hand, such far-reaching legal reforms as the Independent Commission on Banking’s recommendations for the ring-fencing of retail activities in the UK, the US Volcker rule prohibiting proprietary trading and, to some extent, the Swiss “too-big-to-fail” law are forcing substantial structural changes on banks. While implementation timetables extend over the next few years, banks must already start considering the implications, plan ahead and adjust their business models accordingly.

On the other hand, new rules requiring banks to hold more capita liquidity, starting with the Basel III international standards, are impacting the relative attractiveness of certain businesses and will generally pressure banks’ returns on equity. More than ever, regulatory capital is becoming a key constraint for banks, and this will have a fundamental impact on the investment banking business. Over time, this is likely to lead to a new equilibrium characterized by greater industry concentration, higher pricing, and reduced levels of compensation. Meanwhile, the increased liquidity needs resulting from the Basel III liquidity coverage ratio and net stable funding ratio are likely to lead to increased competition for both secured funding and deposits as a stable source of funding, thus leading to higher funding costs. As a consequence, banks are expected to focus even more on fee-generating businesses that require less capital and funding, with the resulting increased competition in these businesses putting pressure on returns as well.

Regulation is putting pressure on banking models to become simpler and more transparent, more risk-averse and less leveraged. As an indirect consequence of reform, consumers are likely to pay higher costs for banking services, while credit extended to companies is already being constrained or made more expensive.

g Refer to the “Regulatory developments” section of the UBS 2011 Form 20-F incorporated by reference herein for more information.

Macroeconomic environment impacting the industry

A low-yield environment and flat yield curve, as well as very low growth, put pressure on net interest margins, while clients became more risk averse, undermining activity levels and trading volumes, especially in the second part of 2011. At the same time, investors adopted a risk-on, risk-off approach, resulting in increased correlation and volatility in the market. Together with regulatory changes, this made the operating environment particularly challenging for the banking industry which led to lower revenues and earnings, resulting in many banks taking measures to reduce costs, including redundancies.

Funding stability: a key near-term market challenge

Obtaining sufficient medium- and long-term funding across all tenors to maintain a cost efficient and properly balanced liquidity and funding position was one of the key challenges for banks in 2011’s difficult market conditions, particularly in the second half of the year. Market turmoil, especially in Europe, disrupted both short-term and long-term unsecured funding markets. The cost of raising new long-term unsecured funding remained well above pre-crisis levels, while the securitization markets were partially closed.

Many banks that were challenged to fulfill their appropriate funding requirements sourced liquidity from central banks. Starting in summer 2011, some European banks experienced a rather acute shortage of USD funding, as US money market funds significantly reduced their exposure to European banks. Differences in funding costs between the strongest banks and those perceived by the market as weaker are already increasing, and financial strength will continue to be a strong competitive advantage for the foreseeable future.

g Refer to the “Liquidity and funding management” section of the UBS 2011 Form 20-F incorporated by reference herein for more information.

Pressure on client confidentiality is materially changing the environment for Swiss banks

Pressure on client confidentiality continues to increase worldwide. In this context, Switzerland signed withholding tax agreements with Germany and the UK in 2011. Under the agreements, persons resident in Germany and in the UK can have their existing banking relationships in Switzerland retrospectively taxed either by making a one-time tax payment or by disclosing their accounts. If implemented, future investment income and capital gains of German and British bank clients in Switzerland (which are not disclosed) will be subject to a final withholding tax, with Switzerland transferring the proceeds to the German and British authorities. The tax agreements are currently pending approval of the parliaments in all three countries and, if approved, should enter into force in early 2013. Additional discussions are likely to occur between Switzerland and other countries. The pressure on client confidentiality will have an impact on the business of banks serving cross-border clients, particularly in Switzerland. As a consequence, banks such as UBS will need to adapt to new client demands, rethink their cross-border value propositions and make significant efforts to ensure operational readiness and compliance. This is likely to be a challenge for smaller banks and is expected to lead to further consolidation in the sector.

Section B: Regulatory Developments

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Second Quarter 2014 Report pp. 8-10

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments

Legal and regulatory risk environment

Recent resolution of enforcement matters involving other financial institutions starkly illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the US, and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other US agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely US dollar clearing for specified BNPP business units. In addition, the US Department of Justice (DOJ) recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

We are subject to a large number of claims, disputes, legal proceedings and government investigations and expect that our operations will continue to give rise to such proceedings in the future. The extent of our financial and other exposure to these and other matters could be material and could substantially exceed the level of provisions that we have established for litigation, regulatory and similar matters.

g Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of the Second Quarter 2014 Report incorporated by reference herein for more information.

g Refer to the “Risk factors” section in the UBS 2013 Form 20-F incorporated by reference herein for more information.

Creation of a group holding company

We announced in May 2014 that we intend to create a group holding company, UBS Group AG, through a share for share exchange offer subject to regulatory approvals. We expect that UBS Group AG, currently a wholly owned subsidiary of UBS, will commence in the third quarter of 2014 an offer to exchange its shares on a one-for-one basis for all of the outstanding ordinary shares of UBS AG. The exchange offer will be made through an offer under Swiss law open to all holders of UBS shares, wherever located, and a separate exchange offer open to holders of UBS shares located in the US. The offers will be conducted on substantially identical terms and will have the same conditions. Upon completion of the offer, UBS Group AG will become the holding company for UBS and its subsidiaries and will be listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

The offer is expected to take up to three months, and its successful completion is subject to a number of conditions, including regulatory approvals and a condition that at least 90% of outstanding shares have been tendered. Following completion of the offer, we expect that UBS Group AG will squeeze out any untendered UBS AG shares through either a proceeding under the Swiss Act on Stock Exchanges and Securities Trading or through a squeeze-out merger under Swiss law, depending on the level of ownership achieved in the exchange offer. Completion of the squeeze-out phase of the transaction could take several additional months.

Establishment of a group holding company is intended, along with other measures we have announced, to substantially improve the resolvability of UBS in response to Swiss and other key jurisdictions’ “too-big-to-fail” (TBTF) requirements. We anticipate that the establishment of a group holding company, coupled with the other measures we have announced, will allow UBS to qualify for a rebate on the progressive buffer capital requirements applicable to UBS as a systemically relevant bank. This would result in lower overall capital requirements for UBS.

Following completion of the exchange offer and the squeeze-out, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period.

g Refer to the “Regulatory and legal developments” section and the “Regulation and supervision” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information on Swiss TBTF requirements.

g Refer to the “Swiss SRB Basel III capital framework” and “Capital management” sections of the Second Quarter 2014 Report incorporated by reference herein for more information on capital requirements.

FINMA opens consultations on leverage ratio and disclosure circulars, and defines final liquidity coverage ratio standards

In June 2014, the Swiss Financial Market Supervisory Authority (FINMA) opened a consultation on its new circular “Leverage ratio – banks,” covering the calculation rules for the leverage ratio in Switzerland. For Swiss systemically relevant banks (SRB), the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to align it with Bank for International Settlements (BIS) rules issued in January 2014. This change will become effective as of 1 January 2015, with a one-year transition period under which the current LRD definition may still be used. Our current expectation is that, post-optimization, the resulting increase in the LRD will not be significant. The new FINMA circular does not define the minimum requirements for the leverage ratio.

Also in June 2014, FINMA opened a consultation on its revised circular “Capital adequacy disclosure – banks,” covering the disclosure requirements for the leverage ratio and the liquidity coverage ratio (LCR), which will become effective as of 1 January 2015.

The consultation period for both the abovementioned FINMA circulars ends on 31 August 2014.

Following the adoption of the revised Liquidity Ordinance by the Swiss Federal Council in June 2014, FINMA issued the final version of its revised circular “Liquidity risks – banks” in July 2014. The revised ordinance and the circular will become effective as of 1 January 2015. The revised circular defines the LCR requirements in Switzerland with some differences compared with BIS guidance published in January 2014. Swiss SRB will have to comply with an LCR of 100% as of 1 January 2015.

Swiss Federal Council presents concept for implementing the initiative against “mass immigration”

In February 2014, Swiss cantons and voters accepted an initiative against “mass immigration.” In June 2014, the Swiss Federal Council published its concept for implementing the new article of the Federal Constitution on immigration. Key elements are quantitative limits and quotas, defined by the Federal Council on an annual basis, becoming effective from February 2017. The Federal Council will draft an implementation law by the end of the year. In addition, the Federal Council announced the development of further measures to foster and exploit the potential of the workforce already available in Switzerland. In parallel, the Federal Council will start its negotiations with the European Union (EU) on the amendment of the Swiss-EU bilateral agreement on the free movement of persons. The extent to which UBS could be impacted, such as in its recruitment of foreign nationals in Switzerland or due to effects on Swiss corporate clients and the Swiss economy, will depend on the final implementation of the initiative in Swiss law and the outcome of negotiations with the EU.

Swiss Federal Council issues drafts of Federal Financial Services Act and Financial Institutions Act

The Swiss Federal Council published drafts of the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA). The FFSA would govern the relationship between financial intermediaries and their clients for all financial products and includes provisions on matters such as the production of financial services subject to the obligation to publish a prospectus, the obligation to provide clients with an easily comprehensible basic information sheet, distribution and the corresponding code of conduct at points of sale (i.e., the obligations to provide information and conduct research), and legal enforcement. According to the Federal Council, the FFSA would support creation of uniform competitive conditions for financial intermediaries and improve client protection.

With the FinIA, the Federal Council proposes to provide for the supervision of all financial service providers that operate an asset management business under a single piece of legislation. The published draft of the FinIA would: (i) require licensing of managers of individual client assets and managers of Swiss occupational benefits schemes and (ii) require the introduction of a tax compliance rule that requires new assets to be inspected before acceptance. The latter requirement applies to all countries that have not signed an agreement for the automatic exchange of information with Switzerland.

The Federal Council initiated a consultation that runs until 17 October 2014 for both items of legislation. The potential impact of the legislation is difficult to assess until it is adopted.

MiFID II/MiFIR enters into force, and European Securities and Markets Authority consults on Level 2 measures

In July 2014, the EU Markets in Financial Instruments Directive II and Regulation package (MiFID II/MiFIR) entered into force. The bulk of the requirements will apply to firms from January 2017 although there are transitional provisions in several areas. Separately, in May 2014, the European Securities and Markets Authority (ESMA) published a consultation paper on its proposed technical advice to the European Commission on delegated acts and a discussion paper on proposed draft Regulatory Technical Standards and Implementing Technical Standards under MiFID II/MiFIR. The papers cover issues within the categories of investor protection, transparency, data publication, market data reporting, microstructural issues (including algorithmic and high-frequency trading), requirements applying on and to trading venues, commodity derivatives, portfolio compression and post-trade issues. MiFID II/MiFIR will affect many areas of UBS’s business, including the Investment Bank, Wealth Management and Global Asset Management, and an assessment of the potential impact is ongoing.

A new business operating model for UBS Limited

In May 2014, in response to regulatory developments and consultations with the UK and Swiss regulators, UBS Limited, our UK bank subsidiary, implemented a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves: (i) UBS Limited retaining and managing credit risk as well as some market and other risks, (ii) UBS Limited taking a more independent role in managing its funding and liquidity requirements and (iii) an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

New banking subsidiary in Switzerland

We continue to progress our plans to establish a new banking subsidiary of UBS AG in Switzerland and expect to file a formal application for a banking license in the third quarter. The subsidiary, which will be named UBS Switzerland AG, will include our Retail & Corporate business division and the Swiss-booked business within our Wealth Management business division. We continue to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

US Securities and Exchange Commission approves final cross-border rule

In the US, the Securities and Exchange Commission (SEC) approved a final rule addressing certain cross-border requirements for securities-based swap dealers including definitions of certain key terms, activities that count towards determining whether an entity is required to register, procedures for substituted compliance applications and an anti-fraud rule. The SEC expects to address other aspects of its 2013 proposed framework for cross-border application of its securities-based swap rules in future rulemakings. No deadline for registering as a securities-based swap dealer was contained in the final rule. We anticipate registering UBS AG as a securities-based swap dealer when registration requirements become effective.

US Federal Reserve Board proposes stress testing changes

Separately, the Federal Reserve Board proposed a rule that would change the timing of US stress testing requirements (Comprehensive Capital Analysis and Review) and clarified how those requirements would apply to US intermediate holding companies (IHC) of foreign banking organizations formed as required under section 165 of the Dodd-Frank Act. The proposed rule would shift the start date of the annual capital plan and stress test cycles from 1 October to 1 January, with capital plan and stress test results to be delivered to the Federal Reserve by 5 April. Each IHC would have an initial capital plan cycle beginning 1 January 2017. The IHC would not be required to publicly disclose the results of its 2017 stress tests, but would be subject to the full process beginning with the 2018 cycle.

Financial reporting changes

Changes to our annual performance targets

On 6 May 2014, we provided an update on the execution of our strategy during our 2014 Investor Update. While our strategy, which builds on our unique business model, strong market position and capital strength to drive growth, remained unchanged, we updated several of our annual performance targets.

The table on the next page shows our amended annual performance targets on a Group and business division level as well as for the Corporate Center. These performance targets exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless indicated otherwise.

We changed or added the following annual performance targets:

•	We introduced a Swiss systemically relevant banks (SRB) leverage denominator target of CHF 900 billion by 2016

•	The cost/income ratio target ranges for 2015 and beyond were lowered for Wealth Management to 55 – 65% and for Wealth Management Americas to 75 – 85%, and were narrowed for the Investment Bank to 70 – 80%

•	Our Global Asset Management business division now targets an annual profit before tax of CHF 1 billion in the medium term

•	The net new business volume growth target for Retail & Corporate now only includes our retail business

•	The net new money growth target for Global Asset Management now excludes money market flows

•	In the Corporate Center, we target a net cost reduction of CHF 2.1 billion versus full-year 2013, of which CHF 1.0 billion in Corporate Center – Core Functions by year-end 2015, CHF 0.4 billion in Corporate Center – Non-Core and Legacy Portfolio by year-end 2015 and CHF 0.7 billion in Corporate Center – Non-Core and Legacy Portfolio after 2015

•	We lowered our fully applied Basel III risk-weighted assets (RWA) target for the Group for 31 December 2015 to less than CHF 215 billion from less than CHF 225 billion

•	We lowered our fully applied Basel III RWA target for Corporate Center – Non-core and Legacy Portfolio for 31 December 2015 to approximately CHF 40 billion from approximately CHF 55 billion

Change to key performance indicators (KPI)

In the second quarter of 2014, we made a change to our KPI framework to further enhance its relevance by replacing the KPI “Net new money growth (%)” for Global Asset Management with “Net new money growth excluding money market flows (%).” Money market flows are volatile by nature, and metrics including these flows therefore provide limited insight.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2013 Form 20-F pp. 21-25

Regulatory and legal developments

In 2013 and early 2014, several important international regulatory and legal initiatives advanced, with key developments including political agreement in the European Union on the Markets in Financial Instruments Directive (MiFID) II and the Bank Recovery and Resolution Directive, as well as the publication of final regulations implementing the Volcker Rule and enhanced prudential standards for banking organizations in the US.

Developments in Switzerland

During the fourth quarter of 2013 and January of 2014, UBS and the Swiss Financial Market Supervisory Authority (FINMA) reviewed the temporary operational risk-related risk-weighted assets (RWA) add-on that became effective on 1 October 2013. Following a review of the advanced measurement approach (AMA) model, the litigation exposures and contingent liabilities of UBS, provisioning movements and methodologies, and progress on managing other operational risks, UBS and FINMA mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based upon this supplemental analysis has replaced the temporary operational RWA add-on discussed in our report for the third quarter of 2013, and is reflected in the 31 December 2013 RWA and capital ratio information in this report. The incremental RWA calculated based upon this supplemental analysis as of 31 December 2013 was CHF 22.5 billion.

On 20 December 2013, FINMA issued a decree primarily concerning the regulatory capital requirements of UBS AG (Parent Bank) on a standalone basis. The decree makes changes effective 1 January 2014 to parent bank capital requirements designed to ensure that the capital underpinning of the parent’s investments in subsidiaries does not cause a de facto increase in the total capital requirements of UBS Group. The decree also requires certain additional disclosures concerning parent bank capital standards that will be included in our report for the first quarter of 2014.

On 22 January 2014, following a proposal by the Swiss National Bank (SNB), the Swiss Federal Council decided to increase the countercyclical capital buffer in the form of common equity tier 1 (CET1) capital from 1% to 2% of risk-weighted positions secured by residential property located in Switzerland. Banks are obliged to comply as of 30 June 2014. Other loans, in particular those provided to corporates, are not affected by this measure. The effect of the increase of the countercyclical buffer on our capital requirements is not material.

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (Minder Initiative). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments of this initiative, which came into force on 1 January 2014. The ordinance requires public companies to specify in their articles of association (AoA) the mechanism of a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually, (ii) the vote on compensation must be binding rather than advisory and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote. Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting (AGM), in accordance with the “say-on-pay” regime provided for in the AoA. In addition, the first compensation report pursuant to the ordinance must be prepared for financial year 2014 and made available to shareholders at the 2015 AGM. UBS is currently in the process of implementing these requirements.

The Federal Department of Finance took further steps towards establishing a new Financial Services Act (FIDLEG). FIDLEG’s main objectives include improving client protection, establishing a level playing field and eliminating competitive distortions between service providers. In this context, FIDLEG is expected to address a number of regulations such as information obligations, requirements regarding conduct and organization of financial service providers and the expansion of supervision, for example, to independent asset managers. In addition, FIDLEG also seeks to harmonize Swiss financial market law with the applicable international standards, such as the Markets in Financial Instruments Directive (MiFID) II, in order to facilitate European Union (EU) market access for Swiss financial institutions. The proposed financial services regulation will affect almost all financial market participants, including UBS. However, given the early stages of the discussion, a definite assessment is currently not possible.

The Financial Market Infrastructure Act, which was published for consultation in December 2013 by the Swiss Federal Government, governs the organization and operation of financial market infrastructure, including implementation of over-the-counter derivatives regulation in Switzerland and additional regulation of multilateral trading facilities and other non-regulated exchange trading venues. Another important development was the implementation of the Foreign Account Tax Compliance Act (FATCA) in Switzerland. FATCA was introduced by the US government in 2010 in order to increase the transparency of investments by US taxpayers outside the US, and requires financial institutions worldwide to report US tax persons’ account information to the US Internal Revenue Service (IRS). Switzerland and the US signed an intergovernmental agreement in February 2013 concerning the implementation of FATCA in Switzerland. This agreement and the implementation of the corresponding FATCA law were subsequently approved by the two chambers of the Swiss Parliament in June and September 2013, respectively. Both the FATCA agreement and the implementing act are scheduled to come into force in the first half of 2014. As the FATCA legislation adopted in the US strongly affects UBS, we are closely monitoring any further refinements made by the IRS as well as developments relating to FATCA in the jurisdictions relevant to UBS and making the necessary preparations for possible implementation.

Further, in Switzerland, the political discussion continued on the structural reform of banks and leverage ratio requirements. In September 2013, the Swiss National Council approved two motions from the year 2011 asking for a mandatory structural reform of banks. After a hearing in January 2014, the Committee for Economic Affairs and Taxation of the Swiss Council of States recommended that these motions be rejected. On 12 March 2014, the Council of States rejected the two motions. Subsequently, they were automatically discarded. Also in September 2013, two new motions were put forward that not only require structural measures but also suggest increasing leverage ratio requirements in Switzerland to 6% and 10%, respectively. However, it is currently unclear if and when the two motions are to be submitted to the parliamentary committee in charge.

Swiss “too-big-to-fail” (TBTF) requirements require systemically important banks, including UBS, to put in place viable emergency plans to continue providing systemically important functions despite a failure, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. In view of these factors, UBS intends to establish a new banking subsidiary of UBS AG in Switzerland. The scope of this potential future subsidiary’s business is still being determined, but we would currently expect it to include our Retail & Corporate business division and likely the Swiss-booked business within our Wealth Management business division. We expect to implement this change in a phased approach starting in mid-2015. This structural change is being discussed on an ongoing basis with FINMA, and remains subject to a number of uncertainties that may affect its feasibility, scope or timing.

Finally, the Swiss-UK tax agreement, which came into effect on 1 January 2013, included a clause stipulating that, should gross tax receipts under the agreement be lower than CHF 1.3 billion, Swiss banks would cover the difference up to a maximum of CHF 500 million. Based on monitoring by the Swiss Bankers Association, it is considered unlikely that CHF 1.3 billion in tax receipts will be received. As a result, we expect to be required to pay CHF 110 million, and have established a provision in that amount in 2013, which has been allocated predominantly to Wealth Management.

Developments in a number of key initiatives in the European Union

In the course of 2013 and early 2014, agreement was reached on a number of far-reaching regulatory reform initiatives in the EU. One of the most important developments was the agreement on the review of the Markets in Financial Instruments Directive and Regulation package (MiFID II/MiFIR). This package introduces a wide set of reforms, including in respect of third-country access to European Economic Area (EEA) markets, new rules regarding market infrastructure and a sharpened set of investor protection rules.

A further political compromise reached by the European Parliament and the Council of the EU related to the Bank Recovery and Resolution Directive (BRRD). This Directive seeks to achieve a harmonized approach to the recovery and resolution of banks in the EU and broadly covers measures relating to recovery and resolution planning, early intervention powers for authorities and resolution tools should a bank fail or be deemed likely to fail. Final approval of the BRRD is expected in the first quarter of 2014, with the majority of the Directive expected to become applicable from 1 January 2015. UBS’s EU subsidiaries will be subject to the requirements of the Directive, while EU member states have the right to apply the provisions of the Directive to UBS’s EU-based branches in certain circumstances. The overall impact is difficult to assess at this stage, as the EU resolution authorities have a material degree of discretion in setting some of the key requirements of the Directive.

In response to regulatory developments, the business and operating model of UBS Limited, our UK bank subsidiary, and its relationship with UBS AG, are currently being reviewed. Once this review has been finalized, we expect to commence implementation of a revised business and operating model, including changes to its risk profile, which will involve the subsidiary retaining credit risk, and some market risk which currently is transferred to UBS AG under the existing model.

Eleven member states of the EU committed to the implementation of the financial transaction tax via an “enhanced cooperation” procedure. In February 2013, the European Commission (EC) issued a proposal, which is currently being discussed in the EU Council of Ministers. While only the participating countries – namely France, Germany, Austria, Belgium, Greece, Portugal, Slovenia, Italy, Spain, Slovakia and Estonia – are entitled to vote on and would themselves adopt the tax, its extraterritorial scope would affect financial institutions and transactions in all 27 EU member states and beyond. Under the initial EC proposal, the tax would apply to a wide range of financial transactions and minimum rates of 0.1% (securities) and 0.01% (derivatives) would be applicable to both parties of a transaction. The final rates implemented in each of the participating countries could, however, differ. Based on the initial proposal, UBS would be affected by the tax when transacting with, or on behalf of, clients from participating countries or when performing transactions in financial instruments issued in such countries. The proposal requires operational implementation on a global level and could negatively affect the profitability of certain products. However, ongoing negotiations may alter the territorial application, scope and collection mechanism of the tax and it remains unclear when a political agreement can be expected.

Progress was also made in 2013 towards establishing automatic information exchange in taxation as a new standard, both at European level and internationally. Most notably, global automatic information exchange was endorsed as a global standard by the G20 Summit in September 2013. At EU level, the EC proposed in June 2013 to extend the automatic information exchange within the EU to cover all forms of financial income and account balances. Under the proposal, dividends, capital gains, all other forms of financial income and account balances would be added to the list of categories which are subject to automatic information exchange within the EU from 1 January 2015. However, member states reached no agreement in 2013 on the final text of the second piece of EU legislation on automatic information exchange, the revised EU Savings Tax Directive. In parallel, negotiations started with third countries and the EC on the revision of the existing taxation agreements (including Switzerland).

With regard to the establishment of the Banking Union, agreement was reached on the Single Supervisory Mechanism (SSM), which sets out the supervisory arrangements for affected banks and the respective responsibilities of the European Central Bank (ECB) and competent national authorities. Under the SSM, banks deemed systemically important will from November 2014 be subject to direct ECB supervision in relation to capital and liquidity, while less significant banks will continue to be supervised by their current national supervisors. A further element of the Banking Union is the Single Resolution Mechanism (SRM), which will apply the substantive provisions of the BRRD to banks within the Banking Union. Both the European Parliament and the Council of the EU have agreed their negotiating positions and discussions between them are ongoing.

Separately, additional EU-wide remuneration rules became effective at the beginning of 2014 under the Capital Requirements Directive IV (CRD IV). The rules include provisions on the amount and form of variable remuneration that can be paid to employees identified as material risk takers, as defined by the European Banking Authority. A key element of the rules is the introduction of a maximum ratio of 1:1 for variable to fixed remuneration (“bonus cap”). The cap may be increased to 2:1 with shareholders’ consent. These restrictions apply to material risk takers at all banks active in the EU, including UBS. However, as a non-EU headquartered firm, UBS need only apply these restrictions to material risk takers employed by EU subsidiaries or branches. We continue to closely assess EU developments and industry-wide best practices.

In January 2014, the EC issued a proposed regulation on “Structural measures improving the resilience of EU credit institutions,” which is its response to the recommendations of its High-level Expert Group on reforming the structure of the EU banking sector (“Liikanen report”). The proposals include two main measures: (i) a ban on proprietary trading and investments in hedge funds and (ii) an additional potential separation of certain trading activities (including market-making, risky securitization and complex derivatives) which will not be mandatory, but rather based on supervisory discretion. The proposal will now enter the EU political process and will likely be subject to changes. Political agreement is not expected until 2015 at the earliest.

In the US, significant steps were taken in implementing the Dodd-Frank Act

Developments in US regulatory initiatives in 2013 related primarily to rulemaking stemming from the Dodd-Frank Act passed in July 2010.

In July 2013, the Commodity Futures Trading Commission (CFTC) approved final cross-border guidance that defines the extraterritorial application of its swaps regulations. This guidance may allow non-US swap dealers, such as UBS AG, “substituted compliance,” under which they may comply with home country legal requirements that are determined by the CFTC to be “comprehensive and comparable” instead of the corresponding CFTC requirements. In December 2013, the CFTC issued comparability determinations for Switzerland (and the home countries of other non-US swap dealers) that will allow UBS to comply with relevant Swiss regulations instead of CFTC requirements for many, but not all, of the CFTC regulations for which substituted compliance is available. While the CFTC deferred a comparability determination on swap data reporting requirements, as it continues to review the issue, it granted reporting no-action relief that allows UBS AG (and other non-US swap dealers) to delay reporting transactions with non-US persons for several months. In January 2014, the CFTC delayed the applicability of US regulations to swaps between non-US persons and non-US swap dealers when US personnel are involved until 15 September 2014, giving additional time for foreign swap dealers to comply with US requirements regarding transactions with non-US persons conducted from the US.

Separately, in December 2013, three financial services industry associations filed a lawsuit challenging the CFTC’s interpretive guidance and policy statement regarding compliance with certain swap regulations. Relief sought includes invalidating the cross-border guidance and preventing the CFTC from bringing an enforcement action for not complying with US rules extraterritorially. If the guidance is struck down, portions of it that call for substituted compliance and limit the application of transaction regulation to non-US swap dealers would likely also be struck down and may create more uncertainty for non-US swap dealers such as UBS.

In May 2013, the US Securities and Exchange Commission (SEC) proposed rules for the extraterritorial application of its regulation of securities-based swap dealers in the US. The SEC proposal contemplates application of regulations similar to the CFTC rules to non-US swap dealers, including swap transaction reporting requirements and information and inspection requirements that present potential conflicts with non-US law or necessitate privacy waivers from clients. Like the CFTC, the SEC envisions a substituted compliance regime that would allow foreign swap dealers to comply with comparable home country regulation rather than SEC rules under certain circumstances.

US regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended the time to conform to this rule and regulations until July 2015. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning an interest in hedge funds and other private fund vehicles. Our earlier strategy decision to exit our equity proprietary trading businesses, together with certain business lines, will assist us in complying with the regulatory requirements. In addition, the Volcker Rule permits UBS and other non-US banking entities to engage in certain activities that would otherwise be prohibited, to the extent that they are conducted outside the US and certain other conditions are met. We continue to evaluate the final rules and their impact on our activities. One impact will be the need to establish an extensive global compliance framework designed to ensure compliance with the Volcker Rule and the terms of the available exemptions. Moreover, the Volcker Rule could have an impact on the way in which we organize and conduct certain business lines.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organizations (FBO) operating in the US (under section 165 of the Dodd-Frank Act) that include the following: (i) a requirement for FBO with more than USD 50 billion of US non-branch assets to establish an intermediate holding company (IHC) to hold all US subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a US chief risk officer, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose “a grave threat” to US financial stability. Requirements differ based on the overall size of the foreign banking organization and the amount of its US-based assets. We expect that we will be subject to the most stringent requirements based on our current operations. We will have until 1 July 2016 to establish an IHC and meet many of the new requirements. We must submit an implementation plan by 1 January 2015 and the IHC will not need to comply with the US leverage ratio until 1 January 2018.

Basel Committee on Banking Supervision provided further Basel III guidance

Following the start of Basel III implementation on 1 January 2013, according to the Basel Committee on Banking Supervision’s (BCBS) timeline, a number of regulatory discussions over the last year focused on further enhancing and simplifying the capital framework, for example by potentially increasing the role of standardized approaches or of leverage ratios, as well as on achieving better comparability of risk-weighted assets (RWA).

In July 2013, the BCBS issued a discussion paper on “The regulatory framework: balancing risk sensitivity, simplicity and comparability,” which proposed a number of reforms to the Basel framework with the objective of evaluating whether the balance between risk sensitivity, simplicity and comparability was still appropriate. The proposals, part of a longer-term discussion, covered a wide range of possibilities, including a stronger role for the standardized approach in calculating RWA, tightening the leverage ratio, and utilizing added floors and benchmarks for model-based calculations.

With regard to the leverage ratio specifically, the BCBS issued a consultation on “Revised Basel III leverage ratio framework and disclosure requirements” in June 2013, followed by final rules in January 2014. The changes to the Basel III leverage ratio framework relate mostly to the leverage ratio’s exposure measure and include the following: (i) specifications of the scope of consolidation for the inclusion of exposures, (ii) changes to the general treatment of derivatives and related collateral, (iii) specifications of the treatment of written credit derivatives and (iv) specifications of the treatment of securities financing transactions. The tier 1 capital requirement under the revised Basel III leverage ratio remains at 3% of the exposure measure. However, the BCBS will continue to monitor banks’ leverage ratio data on a semi-annual basis in order to assess whether the design and calibration of a minimum tier 1 leverage ratio of 3% is appropriate over a full credit cycle and for different types of business models. The final calibration, and any final adjustments to the definition, will be completed by 2017. Based on an initial review of the proposals, we expect a slight increase in our leverage ratio denominator. The ratio is expected to be incorporated within Pillar 1 minimum capital requirements on 1 January 2018. According to the BCBS’s timetable, the disclosure requirements are effective 1 January 2015 subject to implementation by national regulators.

Discussions about the leverage ratio also took place in Switzerland, with a review report on the Swiss TBTF law expected to be published by the Federal Council in early 2015.

In addition, there were further developments regarding liquidity requirements under Basel III. Following the publication on 12 January 2014 by the BCBS of additional guidance on the Liquidity Coverage Ratio (LCR), on 17 January 2014, the Swiss Federal Department of Finance opened a consultation on the revision of the Liquidity Ordinance and at the same time FINMA issued the revised Circular “Liquidity Banks” in Switzerland for comment. Both consultations end on 28 March 2014. Based on an initial review of the proposals, we do not expect a material impact on our pro-forma LCR.

Also on 12 January 2014, the BCBS issued a consultative paper on the proposed revision of the Basel III framework’s Net Stable Funding Ratio (NSFR). The consultation period ends on 11 April 2014. The main changes proposed are increased deposit stability, a reduction of cliff effects within the measurement of funding stability and larger stable funding requirements for certain trading assets. Based on an initial review of the proposals, we expect a positive net effect on our pro-forma NSFR. Final NSFR rules are expected to be released by 2016, after which they will undergo a period of consultation and review by Swiss authorities, potentially leading to further changes before implementation.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2012 Form 20-F pp. 21-23

Regulatory developments

In 2012, many regulatory initiatives, launched following the 2007–2009 financial crisis, progressed toward implementation. In particular, changes to capital adequacy and banking ordinances to implement the “too-big-to-fail” law and Basel III in Switzerland were finalized and entered into force on 1 January 2013.

Regulatory developments in Switzerland

The Swiss “too-big-to-fail” (TBTF) law, a revision of the Swiss banking law, or Bankengesetz, was adopted on 30 September 2011. Related changes to Swiss capital adequacy and banking ordinances were issued on 1 June 2012, which also supported the implementation of Basel III. Following the revision of the Capital Adequacy Ordinance, Swiss banks have to comply with the Basel III-related requirements based on a transitional timetable, according to which requirements are phased in from 1 January 2013 and will take effect on a fully applied basis on 1 January 2019.

On top of the Basel III requirements, specific TBTF rules apply for systemically relevant banks in Switzerland (currently defined as UBS and Credit Suisse by the Swiss National Bank). These institutions will have to fulfill the following capital requirements: (i) a minimum of 4.5% of risk-weighted assets (RWA) in the form of Basel III common equity tier 1 (CET1) capital, (ii) a buffer of 8.5% composed of a minimum of 5.5% of RWA in the form of Basel III CET1 capital and up to 3% of RWA in the form of high-trigger loss-absorbing capital, which can also be substituted by Basel III CET1 capital, and (iii) a progressive component that depends on the total exposure and market share of the bank and that should be fulfilled with low-trigger loss-absorbing capital. We expect our requirement for this progressive component in 2019 to fall to 4.5% from 6.0% due to our planned reduction in balance sheet size related to the accelerated implementation of our strategy announced in October 2012 and the resulting reduction in total exposure. We expect this to reduce our total capital requirement to 17.5% by 2019.

Furthermore, the Capital Adequacy Ordinance introduces a new minimum leverage ratio. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the capital base, the buffer capital and the progressive component. Based on our expected total capital requirement of 17.5%, we estimate that this leverage ratio will be approximately 4.2% as of 1 January 2019.

In addition, systemically relevant banks are required to produce recovery plans and resolution planning materials, including an emergency plan which demonstrates how systemically important functions in Switzerland are to be maintained in the event of impending insolvency. UBS submitted the plans and planning materials to the Swiss Financial Market Supervisory Authority (FINMA) in 2012. UBS was also required to submit initial recovery and resolution planning documentation to authorities in the UK, the US and Germany.

Under the new Swiss TBTF regulation, systemically relevant banks are eligible for a capital rebate on the progressive component if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. The regulation does not specify what actions would be sufficient to justify a rebate or the magnitude of any rebate, both of which would be determined by FINMA.

Finally, with the revision of the Capital Adequacy Ordinance, a mechanism for activating a countercyclical capital buffer was introduced. If activated, banks would be required to fulfill additional capital requirements of up to 2.5% of RWA on some or all risk exposures in Switzerland in the form of Basel III CET1 capital. The Swiss National Bank can, after consulting with FINMA and informing the Federal Department of Finance, formally propose the activation of the buffer to the Federal Council, which decides on its activation on a case-by-case basis, depending on credit growth and the systemic risk situation in Switzerland. In February 2013, following such a proposal by the Swiss National Bank, the Federal Council decided to activate the countercyclical capital buffer with respect to mortgage loans financing residential property located in Switzerland. The buffer has been set at 1% of associated RWA. Banks in Switzerland must fulfill this additional requirement by 30 September 2013. The effect of the activation of the countercyclical buffer on our capital requirements is not material.

A further important development in Switzerland was FINMA’s decision to apply a bank-specific multiplier for banks using the internal ratings-based (IRB) approach when calculating RWA for Swiss residential mortgages. The purpose of the multiplier is to reduce the difference in RWA between the IRB and the standardized approach as well as to improve resilience to periods of stress in the Swiss real estate market. This multiplier is designed to be applied to new and renewed mortgages starting on 1 January 2013 and as a result, the entire Swiss residential mortgage portfolio will become subject to this multiplier over several years. Starting 1 January 2013, we apply a multiplier to the portfolio, phasing in the effect over the next seven years. Assuming no change in the portfolio size or other characteristics, we expect this multiplier to result in increased RWA of CHF 2 – 3 billion each year from 2013 through 2019.

With regard to the Basel III liquidity framework, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a summary of amendments to the liquidity coverage ratio (LCR). These revisions include a broadening of the range of assets eligible as high-quality liquid assets as well as some amendments to the assumed outflow rates to reflect actual experience in periods of stress more accurately. In addition, banks were given more time to build up required liquidity as the implementation of the LCR will be staggered, starting at 60% in 2015 and rising in annual steps to meet the 100% minimum standard by 2019. The impact of these changes on UBS will depend on whether and to what degree FINMA makes corresponding changes to its Basel III liquidity ratio rules.

g Refer to the “Our strategy” and “Risk, treasury and capital management“sections of the UBS 2012 Form 20-F incorporated by reference herein for more information.

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation. The Federal Council must issue an ordinance within one year of the vote, and parliament must subsequently enact legislation to implement the requirements of the constitutional provisions. It will only be possible to assess the impact of the vote on UBS once concrete legislation and implementation measures are in place. UBS, together with the Swiss Business Federation, will play a constructive part in the process of developing implementation measures, with the aim of maintaining Switzerland’s competitiveness as an international business location.

A number of key initiatives continue to be delayed in the EU

In 2012, the European Commission initiated a number of regulatory initiatives, forming part of the EU response to the 2007-2009 financial crisis. Key new legislative proposals included (i) a proposal for a banking union, which includes a single supervisory mechanism that would provide the ECB with supervisory powers over large EU banks, (ii) the Crisis Management Directive, which addresses recovery and resolution of banks and investment firms, and (iii) the Undertakings for Collective Investment in Transferable Securities V Directive, which provides new requirements for depositaries and fund managers.

An agreement was reached on the European Markets Infrastructure Regulation, which fulfills the G20’s commitment to clear standardized over-the-counter (OTC) derivative contracts through a central counterparty and to report derivative transactions to trade repositories. However, political agreement on the Capital

Requirements Directives IV, implementing Basel III in the EU, was not reached before the end of 2012. Therefore, the implementation of Basel III is being delayed in the EU. In addition, the review of the Markets in Financial Instruments Directive was another high priority dossier on which no political agreement was reached in 2012.

The financial transaction tax is another topic likely to shape the political agenda in 2013. Following an agreement among Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain to implement such a tax, the European Commission published its legislative proposal in February 2013. The text will now be discussed in the Council, while the Parliament will provide a non-binding opinion. Furthermore, in October 2012, the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector issued its recommendations in the so-called Liikanen report, including the mandatory separation of significant trading activities. The European Commission may now decide whether to legislate on further structural reforms of the banking sector following these recommendations. In the UK, work continues on the recommendations of the Independent Commission on Banking (ICB), which proposed in particular the ring-fencing of large retail operations in the UK. To give effect to the ICB’s recommendations, on 4 February 2013 the Financial Services (Banking Reform) Bill was introduced in the country’s parliament.

In the US significant progress was made on the implementation of Dodd-Frank

Developments in US regulatory initiatives related primarily to rule-making stemming from the Dodd-Frank Act passed in July 2010. Regulators made significant progress and many rules were issued in final form during 2012.

UBS AG registered as a swap dealer in the US at the end of 2012 enabling the continuation of swaps business with US persons. Regulations issued by the Commodity Futures Trading Commission (CFTC) impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. The CFTC has granted time-limited relief to initially limit the scope of new requirements to transactions with US persons. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS AG globally once this time-limited relief expires. Application of these requirements to UBS’s swaps business with non-US persons will present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to UBS outside of the United States and may place UBS at a competitive disadvantage to firms that are not CFTC-registered swap dealers. The Securities and Exchange Commission (SEC) is expected to propose rules for the extraterritorial application of its regulation of securities-based swaps in the first half of 2013, and to require registration of securities-based swap dealers in the US following adoption of such rules. SEC regulation of securities-based swaps may present similar risks to CFTC rules.

Another key topic remains the Volcker Rule, which would prohibit banking entities from engaging in proprietary trading, subject to permitted exceptions, including market-making, hedging and underwriting activities. The rule would also limit banking entities from investing in hedge funds, private equity funds and other similar “covered funds” except under limited circumstances, and broadly limit investments and other transactional activities between banks and covered funds. The two-year transition period to comply with the Volcker Rule’s prohibition commenced in July 2012. US regulators proposed regulations to further implement the Volcker Rule, and additional regulations are expected in the first half of 2013. It is unclear if the next issuance of Volcker regulations will be proposed or final. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making. We are not able to estimate the effect of the implementation of the Volcker Rule compliance program on permitted trading activities until regulations, including the required metrics, are finalized and these required metrics are calculated and calibrated.

The regulation of foreign banking organizations within the US became a key Dodd-Frank Act topic at the end of 2012. The Federal Reserve Board issued proposed rules for foreign banking organizations in the US (under sections 165 and 166 of Dodd-Frank Act) that include (i) a requirement for an intermediate holding company to hold US subsidiary operations, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) single-counterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. Requirements differ based on the overall size of the foreign banking organization and the size of its US-based assets. UBS will be subject to the most stringent requirements based on the current size of its global and US operations.

The Dodd-Frank Act and the Foreign Account Tax Compliance Act both require UBS to look at the activities conducted through all legal entities across the UBS Group to determine the applicability of the rules. These regulatory regimes impose registration and ongoing reporting obligations. UBS will need to implement a comprehensive compliance program to address these requirements, which will extend to all business divisions and legal entities, not just those based in the US.

Other important regulations in the US include mortgage lending and consumer finance reform as well as changes to the requirements for financial advisors.

Finally, while initial proposals on Basel III rules were issued for consultation in June 2012 in the US, final rules are still pending and implementation is being delayed beyond the internationally agreed timetable.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2011 Form 20-F pp. 19-21

Regulatory developments

In 2011, designing policy measures to address the “too-big-to-fail” issue was the key regulatory focus. Switzerland’s parliament adopted a law to define the regulatory framework for the country’s largest banks, while the G20 heads of states endorsed a set of measures for global systemically important banks, including additional loss absorbency requirements, standards on effective resolution regimes and stricter supervision.

Swiss “too-big-to-fail” law

Following the recommendations presented in October 2010 by the Commission of Experts appointed by the Swiss Federal Government, the political process continued around the “too-big-to-fail” law to define the framework for the largest banks in Switzerland.

The Federal Council issued an initial text for consultation between December 2010 and March 2011 and presented the draft law and explanatory notes to the Swiss parliament in April 2011. Following the parliamentary process, the law (a revision of the Swiss banking law or Bankengesetz) was finally adopted on 30 September 2011. This revision applies to systemically important Swiss banks as designated by the Swiss National Bank, currently only UBS and Credit Suisse. Finally, in December 2011, the Swiss Federal Department of Finance (FDF) launched a consultation on the changes to the banking and capital adequacy ordinances necessary to implement the “too-big-to-fail” law. This consultation lasted until 16 January 2012.

Key elements of the law and of the draft ordinances as proposed for consultation include the following:

1.	Capital: higher capital requirements than for other banks, to be determined by the Swiss Financial Market Supervisory Authority (FINMA). We expect the capital requirements to consist of (i) a minimum of 4.5% (of risk-weighted assets (RWA)) in the form of common equity tier 1, (ii) a buffer of 8.5% composed of a minimum of 5.5% common equity tier 1 and up to 3% of high-trigger contingent capital, and (iii) progressive component based on market share and aggregate exposure that can be fulfilled with low-trigger contingent capital. Accordingly, the progressive component is currently expected to amount to 6%, bringing total capital requirements to 19%. The ordinances also contain provisions for a leverage ratio.

2.	Organization: each systemically important bank is required to produce an emergency plan, demonstrating how their systemically important functions within Switzerland can be maintained in case of impending insolvency.

3.	Liquidity and risk: banks will be subject to tighter liquidity and enhanced risk diversification requirements.

The law contains a review clause to allow for future international policy developments to be taken into account. Also, the largest banks are eligible for a capital rebate, if they take actions that facilitate recovery and resolvability beyond ensuring that systemically important functions are maintained in case of insolvency.

The ordinances implementing the “too-big-to-fail” law must now be presented to the Swiss parliament for approval during the course of 2012. They are expected to come into force on 1 January 2013. Thereafter, UBS must comply with the new rules, based on a transitional timetable lasting until the beginning of 2019.

g Refer to the “Capital management” Section of the UBS 2011 Form 20-F incorporated by reference herein for more information.

Proposals for the introduction of macroprudential measures in Switzerland

In November 2011, the FDF issued a consultation for the introduction of a countercyclical capital buffer in Switzerland. According to the proposal, the buffer would apply in principle to all risk-weighted positions in Switzerland, but its scope can be limited to certain sectors of the economy, for example, to credit positions related to the Swiss mortgage market. It would be capped at 2.5% of the risk-weighted positions in Switzerland. It would be the Swiss National Bank’s responsibility to request activation of the buffer, spelling out its scope and the size in percentage terms applicable to each affected category of risk-weighted positions. The Federal Council would have to take the ultimate decision on any proposed activation. These capital requirements would have to be satisfied with common equity tier 1. The FDF estimates the impact on the two large banks in terms of additional capital requirements to be between 0.1% and 0.6% of RWA, depending on the scope and size of the buffer. These capital requirements would be in addition to all other capital requirements to which banks in Switzerland are subject. Following the FDF’s review of the various consultation responses, the effective date of implementation of the proposal – not synonymous with the potential activation date of the buffer – could be in the first half of 2012.

Separately, the FDF issued a consultation paper outlining proposed changes to the capital adequacy ordinance focusing on increased capital requirements for mortgage loans secured by residential properties. The proposal includes higher risk weights for residential mortgages under the Basel standard approach, where the loan-to-value or income coverage ratio exceeds prudent standards. For banks using the advanced internal ratings-based approach, including UBS, the FDF proposes the introduction of an additional capital charge that corresponds to the difference between the determined RWA and an amount that corresponds to 80% of the RWA that the bank would report, if it adopted the standard approach. If implemented as proposed, this would significantly increase the capital requirements for our Swiss mortgage book.

International regulatory framework for large banks

In December 2010, the Basel Committee on Banking Supervision (BCBS) launched “Basel III: A global regulatory framework for more resilient banks and banking systems” that set internationally agreed capital and liquidity standards. Since the beginning of 2011, international regulatory discussions have focused principally on an additional regulatory framework to solve the “too-big-to-fail” issue.

On 25 June 2011, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the BCBS, announced measures for global systemically important banks (G-SIB). Based on the results of a related consultation process over the summer, the heads of state at the G20 Summit in November 2011 endorsed a series of measures developed by the BCBS and the Financial Stability Board (FSB). These measures must now be implemented in national regulatory frameworks and comprise the following:

1.	A methodology to determine G-SIB and additional loss absorbency requirements for G-SIB. The methodology uses an indicator-based measurement approach. Once implemented, banks identified as G-SIB would be required to hold additional capital requirements of 1% to 2.5% of RWA in the form of common equity tier 1 over and above the Basel III international standards. An additional, though currently empty, bucket with requirements of 3.5% of RWA has been created to discourage banks from increasing their systemic relevance further. These additional loss absorbency requirements will be phased-in in parallel with the capital conservation and countercyclical buffers of the Basel III framework, i.e. between 2016 and 2018, becoming fully effective on 1 January 2019.

2.	The FSB’s “Key attributes of effective resolution regimes” are intended to set minimum international standards that will enable authorities to resolve financial institutions in the case of insolvency, while maintaining the continuation of their vital economic functions and without exposing taxpayers to losses. The measures proposed are targeted at national authorities and comprise an international standard for national resolution regimes, requirements for recovery and resolution planning and resolvability assessments as well as institution-specific cross-border cooperation agreements.

3.	More intensive and effective supervision of systemically important financial institutions (SIFI), including stronger supervisory mandates, resources and powers, and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls.

Based on the G-SIB methodology put forward by the BCBS, an initial list of 29 G-SIFI was published by the FSB. The list includes UBS. While the term G-SIB applies specifically to banks and the list currently contains only banking groups, SIFI refers to financial institutions in general. In the future, the list will be updated and could include G-SIFI that are not banking groups. The additional loss absorption measures referred to above are not expected to affect UBS, given that UBS will already be subject to the elevated capital requirements to be imposed by FINMA.

Basel 2.5 market risk framework

The primary effect of revisions to the Basel II market risk framework (commonly referred to as Basel 2.5) issued by the BCBS in 2009 was to introduce new requirements to incorporate the effects of stressed markets. The new requirements have led to lower Bank for International Settlements (BIS) tier 1 and total capital and to higher BIS RWA, thereby lowering UBS’s BIS tier 1 and total capital ratios. In line with the BIS transition requirement, the impact of Basel 2.5 is included in our disclosures from 31 December 2011 onwards.

g Refer to the “Capital management” and “Basel 2.5 Pillar 3” sections of the UBS 2011 Form 20-F incorporated by reference herein for more information on the Basel 2.5 framework.

Regulatory developments in other jurisdictions

Developments in US regulatory initiatives are focused on rule-making stemming from the Dodd-Frank Act passed in July 2010. Regulators have made significant progress with implementation of many provisions to occur in 2012. A key topic remains the so-called “Volcker Rule,” which would prohibit banking entities from engaging in proprietary trading, subject to a defined set of permitted exceptions, including market-making, hedging, and underwriting activities. The rule would also limit banking entities from investing in hedge funds, private equity funds and other similar “covered funds” except under limited circumstances. The two-year transition period to comply with the Volcker Rule’s prohibition commences in July 2012. US regulators have proposed regulations to further implement the Volcker Rule, which are expected to be issued in final form later in 2012. UBS expects that certain of its historical trading activities will be considered prohibited proprietary trading. UBS Investment Bank’s decision to exit equities proprietary trading business segments, announced during our Investor Day on 17 November 2011, includes businesses likely to be prohibited. For principal trading activity permitted under one of the exemptions, UBS anticipates that it will be required to implement a compliance regime including calculation of required metrics for each trading book. As proposed, the implementing regulations may effectively require the Investment Bank to implement its compliance program globally. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making. UBS is not able to estimate the effect of implementation of the Volcker Rule compliance program on permitted trading activities until regulations (including the required metrics) are finalized and the required metrics are calculated and calibrated. The Volcker Rule also broadly limits investments and other transactional activities between banks and covered funds. The proposed implementing regulations both expand the scope of covered funds and provide only a very limited exclusion for activities of UBS outside the US. If adopted as proposed, the regulations could limit certain activities of UBS in relation to funds, particularly outside the US.

US regulators have also begun to issue final regulations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. UBS expects that UBS AG’s swaps activities will require it to register as a swap dealer with the US Commodity Futures Trading Commission and the Securities and Exchange Commission during 2012. The regulations will impose substantial new requirements for clearing, trade execution, recordkeeping, transaction reporting, compliance and conduct in relations to swaps activities. US regulators have not yet issued guidance on the application of US regulation to activities of registered swap dealers outside the US. The potential extraterritorial application of swap dealer regulatory requirements could impose a significant operational and compliance burden and creates the potential for duplicative and conflicting regulation.

In the EU, 2011 saw many important legislative proposals from the European Commission (including a review of the Markets, in Financial Instruments Directive (MiFID), Capital Requirements Directive IV, a review of the Market Abuse Directive and Credit Rating Agencies Regulation III), political agreement by the Council and European Parliament on the Short Selling Regulation, which has now moved to the rule-making phase, negotiations on the European Market Infrastructure Regulation, and consultations on secondary legislation on the Alternative Investment Fund Managers Directive.

Of particular note are the legislative proposals on the review of MiFID, which contains a very broad reform agenda encompassing the trading market structure, transparency regime, regulation of commodity derivatives, investor protection and third-country access to the EU single market. The dossier is now being considered by EU legislators, with political agreement only expected in the first half of 2013. Significant progress was also made on the European Market Infrastructure Regulation, which once it comes into force in 2012, will mandate the clearing of all standardized over-the-counter derivative contracts through central counterparties and reporting of over-the- counter derivative contracts to trade repositories in line with commitments made at the G20 summit in Pittsburgh in 2009.

In the UK, in September 2011, the Independent Commission of Banking issued its final recommendations on reforms of the UK banking sector to promote financial stability and competition. These included the ring-fencing of retail activities and additional loss absorbency requirements for banks. The UK government responded in December 2011, agreeing with the thrust of the recommendations, but amending some points and subjecting a set of issues to a further consultation scheduled for the second quarter of 2012. On the reform of the UK regulatory architecture, the government is moving closer to transferring regulatory responsibility to the Financial Policy Committee (macroprudential regulator), the Prudential Regulation Authority (PRA) (prudential regulator for certain deposit-takers and investment banks) and the Financial Conduct Authority (conduct and markets regulator as well as prudential regulator for non-PRA firms). The related Financial Services Bill was introduced to Parliament in January 2012, and is expected to receive Royal Assent by the end of 2012, with full implementation of the new architecture by the middle of 2013.

Section C: Measurement of Performance

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Second Quarter 2014 Report p. 10

Change to key performance indicators (KPI)

In the second quarter of 2014, we made a change to our KPI framework to further enhance its relevance by replacing the KPI “Net new money growth (%)” for Global Asset Management with “Net new money growth excluding money market flows (%).” Money market flows are volatile by nature, and metrics including these flows therefore provide limited insight.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

First Quarter 2014 Report p. 9-10

Changes to key performance indicators (KPI) in 2014

In the first quarter of 2014, we made certain changes to our KPI framework to further enhance its relevance by reclassifying certain KPI to “Additional information,” or redefining them to focus on our specific wealth management or retail businesses.

“Return on risk-weighted assets, gross (%)” for the Group is now reported as “Additional information” rather than as a KPI, as we consider this metric less meaningful and relevant than other existing KPI in measuring Group performance. We also report our “Swiss SRB Basel III common equity tier 1 (CET1) capital ratio (%) (phase-in)” as “Additional information” rather than as a KPI. Our Swiss SRB Basel III CET1 capital ratio on a fully applied basis remains a KPI. At Group level, we replaced the KPI “Net new money growth (%)” with “Net new money growth for combined wealth management businesses (%),” focusing on net new money generated only by our wealth management businesses, by excluding net new money from Global Asset Management and Retail & Corporate from this measure.

“Recurring income as a % of income (%)” is no longer a Wealth Management Americas KPI, but is instead reported as “Additional information,” consistent with the way this metric is reported in Wealth Management.

We replaced our Retail & Corporate KPI “Net new business volume growth (%)” with “Net new business volume growth for retail business (%),” excluding our corporate and institutional business from this measure as its net new business volume is volatile by nature and therefore provides limited insight. The revised measure better reflects management’s view on our business. As “Additional information,” we also show “Business volume for retail business (CHF billion)” and “Net new business volume for retail business (CHF billion).” “Impaired loan portfolio as a % of total loan portfolio, gross (%)” is no longer a Retail & Corporate KPI, but is instead reported as “Additional information.”

g Refer to the “Measurement of performance” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the KPI framework.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2013 Form 20-F pp. 30-32

Measurement of performance

Performance measures

Key performance indicators

Our key performance indicators (KPI) framework focuses on key drivers of total shareholder return, measured by the dividend yield and price appreciation of a UBS share. Our senior management reviews the KPI framework on a regular basis by considering prevailing strategy, business conditions and the environment in which we operate. The KPI are disclosed consistently in our quarterly and annual reporting to facilitate comparison of our performance over the reporting periods.

The Group and business divisions are managed based on this KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability and client focus. Both Group and business division KPI are taken into account in determining variable compensation of executives and personnel.

g Refer to the “Compensation” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on performance criteria for compensation.

In addition to the KPI, we disclose performance targets. These performance targets include certain of the KPI as well as additional balance sheet and capital management performance measures to track the achievement of our strategic plan.

g Refer to the “Our strategy” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on performance targets.

The Group and business division KPI are explained in the “Group/business division key performance indicators” table.

We made the following key changes to our KPI framework in 2013 to align it to the new Basel III requirements which became effective at the beginning of the year:

•	We replaced “BIS tier 1 ratio (%)” with “Swiss systemically relevant banks (SRB) Basel III common equity tier 1 capital ratio (%).”

•	We replaced “FINMA leverage ratio (%)” with “Swiss SRB leverage ratio (%)” (formerly also referred to as “FINMA Basel III leverage ratio (%)”).

We show our “Swiss SRB Basel III common equity tier 1 capital ratio (%)” on a phase-in and a fully applied basis. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase-out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period, which runs from 2014 to 2018 for the new capital deductions, and from 2013 to 2019 for the phase-out of ineligible capital instruments. “Swiss SRB leverage ratio (%)” considers Swiss SRB Basel III common equity tier 1 (CET1) capital and loss-absorbing capital, divided by total adjusted exposure, which is equal to IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items. Our KPI for “Swiss SRB leverage ratio (%)” is calculated on a phase-in basis.

g Refer to the “Capital management” section of the UBS 2013 Form 20-F incorporated by referenc herein for more information.

In addition, we changed the definition of our Wealth Management Americas KPI “Recurring income as a percentage of total operating income (%)” to “Recurring income as a percentage of income (%)” to exclude credit loss (expense) or recovery. The change of the denominator to “income” from “total operating income” makes this KPI more consistent with the KPI “Gross margin on invested assets (bps),” “Return on assets, gross (%),” “Return on risk-weighted assets, gross (%)” and “Cost/income ratio (%)” which are already based on

“income” as opposed to “operating income,” thereby also excluding credit loss (expense) or recovery. The effect on our figures of this new basis of calculation was immaterial, but prior periods were restated to reflect the change in definition. In addition, we now also include both “Recurring income” and “Recurring income as a percentage of total income (%)” in our Wealth Management disclosure. However, for Wealth Management these metrics are considered “Additional information” and not KPI.

Client/invested assets reporting

We report two distinct metrics for client funds:

•	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets.

•	The measure “invested assets” is more restrictive and includes only client assets managed by or deposited with us for investment purposes.

Of the two, invested assets is our more central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for custody-only purposes, as we only administer the assets and do not offer advice on how these assets should be invested. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth Management Americas we also show net new money including interest and dividend income in line with historical reporting practice in the US market. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money, as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows. However, where such a change in service level directly results from a new, externally imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact. The Investment Bank does not track invested assets or net new money. Accordingly, when a client is transferred from the Investment Bank to another business division, this produces net new money even though the client assets were already with UBS.

Group/business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank
Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods/net profit attributable to UBS shareholders from continuing operations of comparison period	—

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods/business division performance before tax of comparison period		—	—	—	—	—

Cost/income ratio (%)	Operating expenses/operating income before credit loss (expense) or recovery	—	—	—	—	—	—

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank

Return on equity (RoE) (%)	Net profit attributable to UBS shareholders (annualized as applicable)/average equity attributable to UBS shareholders	—

Return on attributed equity (RoAE) (%)	Business division performance before tax (annualized as applicable)/average attributed equity						—

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery (annualized as applicable)/average total assets	—					—
Return on risk- weighted assets, gross (%)	Operating income before credit loss (expense) or recovery (annualized as applicable)/average risk-weighted assets	—

Swiss SRB leverage ratio (%) (phase-in)	Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital/total adjusted exposure (leverage ratio denominator)	—

Swiss SRB Basel III common equity tier 1 capital ratio (%)	Swiss SRB Basel III common equity tier 1 capital/Swiss SRB Basel III risk-weighted assets	—

Net new money growth (%)	Net new money for the period (annualized as applicable)/invested assets at the beginning of the period	—	—	—		—

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable)/average invested assets		—	—		—

Net new business volume growth (%)	Net new business volume (i.e., total net inflows and outflows of client assets and loans) for the period (annualized as applicable)/business volume (i.e., total of client assets and loans) at the beginning of the period				—

Net interest margin (%)	Net interest income (annualized as applicable)/average loans				—

Recurring income as a % of income (%)	Total recurring fees and net interest income/income			—

Impaired loans portfolio as a % of total loans portfolio, gross (%)	Impaired loans portfolio, gross/total loans portfolio, gross				—

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank

Average VaR (1-day, 95% confidence, 5 years of historical data)	Value-at-risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a one-day time horizon and based on five years of historical data						—

When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double-counting within our total invested assets, as both units provide an independent service to their client, add value and generate revenues. Most double-counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 156 billion of invested assets were double-counted as of 31 December 2013 (CHF 172 billion as of 31 December 2012).

g Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Seasonal characteristics

Our main businesses may show seasonal patterns. The Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions may also be impacted by seasonal components, such as lower client activity levels related to the summer and end-of-year holiday seasons, annual income tax payments, for example, which are concentrated in the second quarter in the US, and asset withdrawals that tend to occur in the fourth quarter.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2012 Form 20-F pp. 32-34

Measurement of performance

Performance measures

Key performance indicators

Our key performance indicators (KPI) framework focuses on key drivers of total shareholder return, which measures the total return of a UBS share in terms of both the dividend yield and the capital appreciation of the share price. The KPI framework is reviewed by our senior management on a regular basis to ensure that it is always aligned with changing business conditions. The KPI are disclosed consistently in our quarterly and annual reporting to facilitate comparison of our performance over the reporting periods.

The Group and business divisions are managed based on this KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability, and client focus. Both Group and business division KPI are taken into account in determining variable compensation of executives and personnel.

g Refer to the “Compensation” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on performance criteria for compensation.

In addition to the KPI, we also disclose performance targets. These performance targets may include the KPI as well as additional balance sheet and capital management performance measures to track the achievements of our strategy. The performance targets are outside the scope of our KPI framework.

g Refer to the sub-section headed “Acceleration of our strategic transformation” in the “Our strategy” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on performance targets.

The Group and business division KPI are explained in the “Group/business division key performance indicators” table.

In keeping with our focus on the key performance metrics of growth, profitability and efficiency, we made the following enhancements to the KPI framework in 2012:

•	We introduced two new KPI for our Retail & Corporate business division. “Net new business volume growth (%)” measures our success in expanding Retail & Corporate’s business volume from lending to clients, as well as acquiring client assets. “Net interest margin (%)” measures Retail & Corporate’s ability to generate net interest income in relation to the average loan volume. While this measure is currently under structural pressure given the continued low interest environment, it is supported by active management of the balance sheet and pricing measures.

•	For the Wealth Management Americas business division, we implemented a new KPI “Share of recurring revenue (%)”.

•	We replaced our “Net new money (CHF billion)” KPI with “Net new money growth (%)”, as we consider the rate of growth a more meaningful measurement of performance in terms of net new money than a measurement of absolute change. This new KPI applies to the Group as well as our Wealth Management, Wealth Management Americas and Global Asset Management business divisions.

Client/invested assets reporting

We report two distinct metrics for client funds:

•	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets.

•	The measure “invested assets” is more restrictive and includes only client assets managed by or deposited with us for investment purposes.

Of the two, invested assets is our central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for custody-only purposes, as we only administer the assets and do not offer advice on how these assets should be invested. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth Management Americas we also show net new money including interest and dividend income in line with the historical US methodology customary in that market. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows; however, where such change in service level directly results from a new externally-imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact. The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS.

When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double counting within our total invested assets, as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 172 billion of invested assets were double-counted as of 31 December 2012 (CHF 183 billion as of 31 December 2011).

In the course of implementing the new KPI “Net new business volume growth (%)” for Retail & Corporate, we refined our definition of invested assets and client assets for Retail & Corporate. Assets from third-party banks and brokers are no longer counted as client assets and pension fund assets are no longer counted as invested assets. Retail & Corporate client assets were restated as of 31 December 2011 from CHF 848 billion to CHF 333 billion and the Group’s invested assets were restated from CHF 2,167 billion to CHF 2,088 billion.

g Refer to “Note 35” Invested assets and net new money” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

Seasonal characteristics

Our main businesses may show seasonal patterns. The Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions may also be impacted by seasonal components, such as annual income tax payments which, for example, arise in the second quarter in the US, asset withdrawals that tend to occur in the fourth quarter and by lower client activity levels related to the summer and end-of-year holiday seasons.

Changes to key performance indicators in 2013

With effect from the first quarter of 2013, we will replace “BIS tier 1 ratio (%)” and “FINMA leverage ratio (%)” at Group level with “Basel III common equity tier 1 capital ratio (%)” and “FINMA Basel III leverage ratio (%)” respectively.

“Basel III common equity tier 1 capital ratio (%)” will be shown on a phase-in and fully applied basis. The information provided on a fully applied basis does not consider the effects of the transition period from 2013 to 2019, during which new capital deductions are phased in and ineligible capital instruments are phased out. “FINMA Basel III leverage ratio (%)” will consider total capital, which includes Basel III common equity tier 1 capital on a phase-in basis and loss-absorbing capital, divided by total exposure, which is equal to IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items.

The above changes are intended to align our KPI framework to the new Basel III requirements, which are effective from 1 January 2013.

Group/business division key performance indicators

Key performance indicators	Definition	Group
Basel III common equity tier 1 capital ratio (%) (Fully applied1/Phase-in)	Basel III common equity tier 1 capital / Basel III risk-weighted assets	—

FINMA Basel III leverage ratio (%)	Total capital/IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items	—

[1]	The information provided on a fully applied basis does not consider the effects of the transition period from 2013 to 2019, during which new capital deductions are phased in and ineligible capital instruments are phased out.

Section D: Significant Accounting and Financial Reporting Changes

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

First Quarter 2014 Report p. 9-10

Operating income

In the first quarter of 2014, we amended our management discussion and analysis of operating income for Wealth Management, Wealth Management Americas and Retail & Corporate. We now disclose “recurring net fee income,” which is part of total net fee and commission income in the UBS Group financial statements, as a separate line in the business division reporting tables. This includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. The non-recurring portion of the net fee and commission income for these business divisions, which mainly consists of brokerage and transactionbased investment fund fees as well as credit card fees and fees for payment transactions, is now presented together with net trading income as “transaction-based income.” With these changes, we aim to enhance the transparency of operating income disclosure for our client asset-gathering businesses.

In addition, we have added a tabular disclosure in the “Group performance” section with the operating income breakdown for Wealth Management, Wealth Management Americas and Retail & Corporate, as well as specific commentary on the new operating income lines of recurring net fee income and transactionbased income for these business divisions.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, UBS adopted OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Amendments to IAS 32, Financial Instruments: PRESENTATION). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of the Group and its relevant counterparties and for which the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments also provide incremental guidance for determining when gross settlement systems result in the functional equivalent of net settlement. UBS is no longer able to offset certain derivative arrangements under the revised rules. The prior period balance sheet information as of 31 December 2013 has been restated to reflect the effects of adopting these amendments. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

the UBS 2013 Form 20-F pp. 71-73

Significant accounting and financial reporting changes

Significant accounting changes

IFRS 7 Financial Instruments: Disclosures

On 1 January 2013, UBS adopted revised IFRS 7 Financial Instruments:Disclosures, requiring the disclosure of new information in respect of an entity’s use of enforceable netting arrangements. The amendments to IFRS 7 are intended to enable users of financial statements to better evaluate the effect or potential effect of netting arrangements on the entity’s financial position. The amendments require entities to disclose both gross and net amounts of recognized financial assets and financial liabilities associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not presented net on the face of the balance sheet. The resultant disclosures are reflected in “Note 26 Offsetting financial assets and financial liabilities” of our consolidated financial statements.

IFRS 10 Consolidated Financial Statements

On 1 January 2013, UBS adopted IFRS 10 CONSOLIDATED FINANCIAL STATEMENTS, which introduced a new definition of control for determining when one entity should consolidate another. Upon adoption of IFRS 10, the Group has changed the consolidation status of certain entities, including entities issuing preferred securities which are no longer consolidated by the Group. As a result of deconsolidating the preferred securities entities, UBS now recognizes the preferred notes issued to these entities instead of the preferred securities which were previously presented as equity attributable to non-controlling interests. Except for one preferred note issuance of CHF 1.2 billion, which is classified as a liability, UBS presents the preferred notes as equity attributable to preferred noteholders. As of 31 December 2012, the Group’s equity attributable to non-controlling interests decreased by CHF 4.3 billion, equity attributable to preferred noteholders increased by CHF 3.1 billion and debt issued held at amortized cost increased by CHF 1.2 billion. For 2012, net profit attributable to non-controlling interests decreased by CHF 271 million and net profit attributable to preferred noteholders increased by CHF 220 million. The implementation of IFRS 10 did not have a material effect on our regulatory capital.

IFRS 12 Disclosure of Interests in Other Entities

On 1 January 2013, UBS adopted IFRS 12 DISCLOSURE OF INTERESTS IN OTHER ENTITIES, which provides new and comprehensive annual disclosure requirements about entities with which a reporting entity is involved. IFRS 12 replaces the disclosure requirements previously included in IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS, IAS 28 INVESTMENT IN ASSOCIATES and IAS 31 INTERESTS IN JOINT VENTURES. The

standard requires entities to disclose information that helps users to evaluate the nature, risks and financial effects associated with a reporting entity’s interests in subsidiaries, associates, joint arrangements and, in particular, unconsolidated structured entities. The resultant disclosures are reflected in “Note 30 Interests in subsidiaries and other entities” of our consolidated financial statements.

IFRS 13 Fair Value Measurement

On 1 January 2013, UBS adopted IFRS 13 FAIR VALUE MEASUREMENT, which establishes a single source of guidance for all fair value measurements under IFRS. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies that the unit of measurement is generally a particular asset or liability unless an entity manages and reports its net risk exposures on a portfolio basis, in which case it may elect to apply portfolio-level price adjustments under limited circumstances. It also introduces new disclosure requirements and enhancements to existing disclosures, which are reflected in “Note 24 Fair value measurement” of our consolidated financial statements.

As a result of implementing the unit of measurement guidance, the Group’s valuation reserves increased by approximately CHF 25 million as of 1 January 2013, decreasing operating profit before tax in 2013.

g Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the adoption of IFRS 7, IFRS 10, IFRS 12 and IFRS 13.

Financial reporting changes

Change in the definition of funded assets

From 2013, we define funded assets as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives. In prior reporting periods, we defined funded assets as total IFRS balance sheet assets less PRV and did not exclude the collateral delivered for OTC derivatives. Prior periods were restated to reflect the change in definition.

Funded assets exclude PRV because they are volatile but have little effect on funding requirements. As there is a direct correlation between replacement values and collateral delivered for OTC derivatives, collateral delivered is also excluded to create a more consistent view of our funded assets and to better reflect how we manage our businesses.

Corporate Center – Non-core and Legacy Portfolio

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, UBS is exiting many business lines which are capital- and balance sheet-intensive or are in areas with high operational complexity or long tail risks. In 2013, these non-core activities and positions formerly in the Investment Bank were transferred to and are managed and reported in the Corporate Center. Together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, which was exercised on 7 November 2013, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center called “Non-core and Legacy Portfolio.” Prior period segment information was restated for this change.

g Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Other reporting segment changes

In 2013, the Investment Bank was reorganized into two business units, Corporate Client Solutions and Investor Client Services.

Furthermore, the repurchase agreement and short-term interest rate cash units were transferred from the Investment Bank to the Asset Liability Management unit of Group Treasury within Corporate Center – Core Functions in 2013. Following this transfer, the Asset Liability Management unit oversees all financing, portfolio, and structural risk management activities for the Group. Revenues associated with the ongoing business activities of Asset Liability Management are allocated to the business divisions and Non-core and Legacy Portfolio, with the exception of excess funding costs.

Lastly, also in 2013, the risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks was transferred from Wealth Management Americas to Group Treasury within Corporate Center – Core Functions. Following this transfer, net interest income associated with that portfolio is allocated back to Wealth Management Americas, whereas realized gains and losses arising from the sales and impairments of individual financial investments are retained by Group Treasury.

Prior period segment information was restated for these changes.

g Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

g Refer to the sub- section headed “Investment Bank“in the Operating environment and strategy” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the Investment Bank’s businesses.

Changes to allocations of centralized shared services units’ personnel

As part of our ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm, on 1 July 2012 operations units from business divisions were centralized into our shared services units in the Corporate Center. Effective 1 January 2013, personnel allocations to our business divisions for shared services were revised to reflect the following factors: (i) enhancements to the Corporate Center service-level agreement framework for Group Operations, (ii) an ongoing review of attribution keys, including for technology-related personnel and (iii) organizational changes related to the accelerated implementation of our strategy, including the transfer of certain non-core businesses and positions from the Investment Bank.

Attributed equity

With effect from 1 January 2013, attributed equity required to support remaining goodwill and intangible assets that arose from the PaineWebber acquisition was transferred from the business divisions to the Corporate Center. Net charges associated with this attributed equity are retained in Corporate Center – Core Functions.

g Refer to the sub-section headed “Equity attribution framework” in the “Capital management” section and to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Definition of restructuring charges

In 2013, we expanded our definition of restructuring charges to include non-recurring and other temporary costs necessary to effect our restructuring programs.

g Refer to “Note 32 Changes in organization” in the Financial informatiomn” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Refinement to the allocation of operating costs for internal services

To further enhance cost discipline and strengthen our efforts to reduce our underlying cost base, we will refine the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Under this refinement, each year, as part of the annual business planning cycle, Corporate Center – Core Functions will agree with the business divisions and Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services to be performed. These pre-agreed cost allocations will be designed with the expectation that Corporate Center – Core Functions will recover its costs, without a mark-up. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors, including Corporate Center – Core Functions’ ability to manage the delivery of its services and achieve cost savings. Each year these cost allocations will be reset, taking account of the prior year’s experience and plans for the forthcoming period. We expect the refined approach to strengthen the effectiveness and efficiency of the services performed by Corporate Center – Core Functions, and in particular to facilitate the achievement of cost savings, by better aligning cost accountability with the management of these services. This change will become effective for 2014.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

the UBS 2012 Form 20-F pp. 70-71

Significant accounting and financial reporting changes

Significant accounting changes

IAS 19 (revised) Employee Benefits

During 2012, UBS adopted revisions to the International Accounting Standard 19 EMPLOYEE BENEFITS (“IAS 19R”) retrospectively in accordance with the transitional provisions set out in the accounting standard. IAS 19R introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income. As a result, we have adjusted the opening balances as of 1 January 2010 for the cumulative effect of applying the revised standard and all comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from that date.

Under the Basel III framework, the regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 on an after-tax basis, such that it becomes fully adjusted on 1 January 2018. We expect the volatility of our Basel III common equity tier 1 capital ratio to increase due to the adoption of IAS 19R.

g Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

Changes to reporting segments

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank’s two reportable segments –Wealth Management and Retail & Corporate – became separate business divisions at the start of 2012. As these business divisions were already considered separate reportable segments, no adjustments were required to reported segment results.

Investment Bank

On 30 December 2011, a portfolio of legacy positions was transferred from the Investment Bank to the Corporate Center. Commencing in the first quarter of 2012, this portfolio, together with the option to acquire the equity of the SNB StabFund, has been considered a separate reportable segment within the Corporate Center and designated as the Legacy Portfolio. Prior periods have been restated.

In conjunction with the accelerated implementation of our strategy announced in October 2012, the Asset Liability Management unit was transferred from the Investment Bank to Group Treasury within the Corporate Center in the fourth quarter of 2012. Prior periods have been restated to reflect this transfer and profit and loss amounts associated with the ongoing business activities of Asset Liability Management are being fully allocated back to the Investment Bank.

Own credit

Effective 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.

Group Treasury managed assets

In 2012, management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. Prior periods were not restated for this change and the impact from the change in cost allocation methodology was not material to the reported segment results.

Centralization of operations units in the Corporate Center

In 2012, operations units from the business divisions were centralized in the Corporate Center as part of our ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm. Prior to this centralization, charges for operations support provided from one division to another were shown in the respective division’s income statement as services to / from other business divisions without any allocation of the related headcount. With effect from 1 July 2012 on a prospective basis, charges from the centralized operations units have been allocated to the business divisions and shown in the respective expense lines of the reportable segments and the related headcount has been allocated to the business divisions. Prior to the transfer to the Corporate Center, Retail & Corporate operations staff provided significant support to other business divisions in Switzerland. Accordingly, the transfer had the effect of increasing personnel and non-personnel expenses as well as decreasing charges for services from other business divisions at Wealth Management, the Investment Bank and Global Asset Management, and of decreasing personnel and non-personnel expenses as well as income from services provided to other divisions at Retail & Corporate. As a result of the centralization, as of 1 July 2012, allocations of personnel increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate.

g Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

Changes to the reporting structure in 2013

Corporate Center – Non-core and Legacy Portfolio

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, we are exiting many business lines which are capital and balance sheet intensive or are in areas with high operational complexity or long tail risks. Beginning in the first quarter of 2013, these non-core activities and positions formerly in the Investment Bank have been transferred to and will be managed and reported in the Corporate Center. These non-core activities and positions, together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, will be reported as a separate reportable segment called “Non-core and Legacy Portfolio” starting with the first quarter of 2013, when all necessary internal reporting changes will have been put into place.

In summary, with effect from the first quarter of 2013, UBS’s segment reporting, which is in line with our internal reporting, will present five business divisions and the Corporate Center, consisting of Non-core and Legacy Portfolio, as well as Core Functions.

Section E: Financial and Operating Performance

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Second Quarter 2014 Report pp. 12-52

(relevant parts)

Group performance

Income statement

	Year-to-date
CHF million	30.6.14	30.6.13

Net interest income	2,814	2,689
Credit loss (expense)/recovery	14	(18)

Net interest income after credit loss expense	2,829	2,671
Net fee and commission income	8,408	8,360
Net trading income	2,704	3,982
of which: net trading income excluding own credit	2,544	4,025
of which: own credit on financial liabilities designated at fair value	160	(43)
Other income	465	152

Total operating income	14,405	15,164

Personnel expenses	7,809	7,955
General and administrative expenses	3,550	4,298
Depreciation and impairment of property and equipment	396	404
Amortization and impairment of intangible assets	39	40

Total operating expenses	11,794	12,697

Operating profit/(loss) before tax	2,611	2,467
Tax expense/(benefit)	652	583
Net profit/(loss)	1,958	1,884

Net profit/(loss) attributable to preferred noteholders	111	204
Net profit/(loss) attributable to non-controlling interests	2	2

Net profit/(loss) attributable to UBS shareholders	1,846	1,678
Comprehensive income

Total comprehensive income	2,746	2,138

Total comprehensive income attributable to preferred noteholders	96	629
Total comprehensive income attributable to non-controlling interests	3	1
Total comprehensive income attributable to UBS shareholders	2,648	1,509

Adjusted results1, 2

	Year-to-date 30.6.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,865	3,345	1,870	916	4,474	74	(138)	14,405
of which: own credit on financial liabilities designated at fair value[4]						160		160
of which: gains on sales of real estate						24		24
of which: gain from the partial sale of our investment in Markit					43			43

Operating income (adjusted)	3,865	3,345	1,870	916	4,431	(110)	(138)	14,178

Operating expenses as reported	2,891	2,892	1,130	688	3,469	225	499	11,794
of which: personnel-related restructuring charges[5]	34	9	15	4	87	5	7	161
of which: other restructuring charges[5]	44	8	12	2	63	2	0	132

Operating expenses (adjusted)	2,813	2,874	1,103	682	3,318	219	492	11,501

Operating profit/(loss) before tax as reported	974	453	740	228	1,004	(151)	(637)	2,611

Operating profit/(loss) before tax (adjusted)	1,052	471	767	767	234	(329)	(630)	2,677

CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,866	3,260	1,867	1,006	5,033	(445)	577	15,164
of which: own credit on financial liabilities designated at fair value[4]						(43)		(43)
of which: gains on sales of real estate						19		19
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31

Operating income (adjusted)	3,866	3,260	1,867	972	4,978	(278)	550	15,215

Operating expenses as reported	2,646	2,833	1,143	679	3,281	365	1,750	12,697
of which: personnel-related restructuring charges[5]	44	6	9	7	(12)	2	26	82
of which: other restructuring charges[5]	31	14	19	11	49	0	180	304

Operating expenses (adjusted)	2,571	2,813	1,115	662	3,244	363	1,544	12,311

Operating profit/(loss) before tax as reported	1,221	427	724	328	1,752	(811)	(1,173)	2,467

Operating profit/(loss) before tax (adjusted)	1,296	447	752	311	1,734	(642)	(994)	2,904

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.

2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
3	Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.
4	Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Second Quarter 2014 Report for more information.
5	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for more information.
6	Reflects a foreign currency translation loss.

Net interest and trading income

	Year-to-date
CHF million	30.6.14	30.6.13
Net interest and trading income
Net interest income	2,814	2,689
Net trading income	2,704	3,982

Total net interest and trading income	5,518	6,671

Wealth Management	1,342	1,470
Wealth Management Americas	649	633
Retail & Corporate	1,228	1,245
Global Asset Management	(6)	10
Investment Bank	2,412	3,114
of which: Corporate Client Solutions	535	728
of which: Investor Client Services	1,877	2,386
Corporate Center	(108)	199
of which: Core Functions	76	(337)
of which: own credit on financial liabilities designated at fair value	160	(43)
of which: Non-core and Legacy Portfolio	(184)	535

Total net interest and trading income	5,518	6,671

Credit loss (expense)/recovery

	Year-to-date
CHF million	30.6.14	30.6.13
Wealth Management	3	(11)

Wealth Management Americas	15	0

Retail & Corporate	4	(3)

Investment Bank	(6)	3

Corporate Center	(2)	(6)
of which: Non-core and Legacy Portfolio	(2)	(6)

Total	14	(18)

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.6.14	30.6.13	30.6.14	30.6.13	30.6.14	30.6.13
Net interest income	1,013	1,031	454	424	1,063	1,072
Recurring net fee income	1,819	1,765	2,028	1,855	283	256
Transaction-based income	1,014	1,059	832	972	481	516
Other income	16	23	15	10	39	26

Income	3,862	3,877	3,330	3,260	1,866	1,870

Credit loss (expense)/recovery	3	(11)	15	0	4	(3)

Total operating income	3,865	3,866	3,345	3,260	1,870	1,867

Operating expenses

	Year-to-Date
CHF million	30.6.14	30.6.13
Personnel expenses (adjusted)[1]
Salaries	3,045	3,225
Total variable compensation	1,772	1,804
of which: relating to current year[2]	1,373	1,336
of which: relating to prior years[3]	399	468
Wealth Management Americas: Financial advisor compensation[4]	1,612	1,588
Other personnel expenses[5]	1,217	1,255

Total personnel expenses (adjusted)[1]	7,648	7,873

Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	447	1,036
Other non-personnel expenses[6]	3,406	3,402

Total non-personnel expenses (adjusted)[1]	3,853	4,438

Adjusting items	293	386
of which: personnel-related restructuring charges	161	82
of which: other restructuring charges	132	304

Total operating expenses as reported	11,794	12,697

1.	Excluding adjusting items.
2.	Includes expenses relating to performance awards and other variable compensation for the respective performance year.
3.	Consists of amortization of prior years’ awards relating to performance awards and other variable compensation
4.	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.
5.	Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of the Second Quarter 2014 Report for more information.
6.	Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

Net new money

	Year-to-date
CHF billion	30.6.14	30.6.13
Wealth Management	21.6	25.1

Wealth Management Americas	(0.3)	11.2

Global Asset Management	17.6	(5.1)

of which: excluding money market flows	24.6	3.8
of which: money market flows	(7.0)	(8.8)

Invested assets

	As of		% change from
CHF billion	30.6.14	30.6.13	30.6.13
Wealth Management	928	862	8

Wealth Management Americas	902	843	7

Global Asset Management	621	586	6

of which: excluding money market funds	563	512	10
of which: money market funds	58	75	(23)

Personnel by business division and Corporate Center

	As of		% change from
Full-time equivalents	30.6.14	30.6.13	30.6.13
Wealth Management	16,681	16,359	2

Wealth Management Americas	16,348	16,243	1

Retail & Corporate	9,164	9,532	(4)
Global Asset Management	3,752	3,760	0

Investment Bank	11,763	12,138	(3)

Corporate Center	2,379	2,724	(13)
of which: Core Functions	881	1,006	(12)
of which: Non-core and Legacy Portfolio	1,498	1,718	(13)

Total	60,087	60,754	(1)
of which: Corporate Center personnel (before allocations)[1]	23,649	24,568	(4)

1.	Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example, due to adjustments following organizational changes).

Personnel by region

	As of		% change from
Full-time equivalents	30.6.14	30.6.13	30.6.13
Americas	21,168	21,360	(1)
of which: USA	19,896	20,082	(1)
Asia Pacific	7,374	7,173	3
Europe, Middle East and Africa	10,105	10,206	(1)
of which: UK	5,470	5,826	(6)
of which: Rest of Europe	4,482	4,224	6
of which: Middle East and Africa	153	156	(2)
Switzerland	21,440	22,015	(3)

Total	60,087	60,754	(1)

Results: 6M14 vs 6M13

Net profit attributable to UBS shareholders was CHF 1,846 million in the first half of 2014 compared with CHF 1,678 million in the same period a year earlier. Operating profit before tax was CHF 2,611 million compared with CHF 2,467 million.

For the first half of 2014, adjusting items were an own credit gain of CHF 160 million, gains on sales of real estate of CHF 24 million, a gain of CHF 43 million from the aforementioned partial sale of a financial investment available-for-sale and net restructuring charges of CHF 293 million. For the first half of 2013, adjusting items were an own credit loss of CHF 43 million, gains on sales of real estate of CHF 19 million, a net loss related to the buyback of debt in a public tender offer of CHF 92 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 386 million.

On an adjusted basis, profit before tax decreased by CHF 227 million to CHF 2,677 million, largely due to a decline of CHF 1,037 million in operating income, partly offset by a decline of CHF 810 million in operating expenses.

Adjusted operating income was CHF 14,178 million compared with CHF 15,215 million, mainly reflecting a decrease of CHF 1,329 million in adjusted net interest and trading income, largely in Corporate Center – Non-core and Legacy Portfolio, the Investment Bank and, to a lesser extent, Wealth Management, partly offset by an increase in Corporate Center – Core Functions. Net interest and trading income in Wealth Management declined by CHF 128 million, mainly due to lower foreign exchange and precious metals trading revenues as well as reduced net interest income. Investment Bank net interest and trading revenues declined by CHF 702 million. Investor Client Services net interest and trading income decreased by CHF 509 million to CHF 1,877 million, mainly as equities derivatives revenues declined, across all regions, primarily as a result of a reduction in client activity levels, lower volatility levels and trading revenues. Foreign exchange, rates and credit revenues also decreased, with lower revenues across most products as client activity levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. Corporate Client Solutions net interest and trading income declined by CHF 193 million, largely due to lower equity capital markets revenues as well as lower revenues in financing solutions, partly offset by higher debt capital markets and risk management revenues. The first half of 2013 included revenues from a large private transaction in equity capital markets. Non-core and Legacy Portfolio net interest and trading income decreased by CHF 719 million, primarily as Legacy Portfolio revenues in the first half of 2013 included a gain of CHF 359 million from the revaluation of our option to acquire the SNB StabFund’s equity. Furthermore, Non-core revenues declined by CHF 314 million. Credit revenues were negative CHF 45 million compared with positive CHF 42 million, mainly as the first half of 2014 included a loss of CHF 97 million in structured credit resulting from the exit of the majority of the correlation trading portfolio. Revenues in rates were negative CHF 57 million in the first half of 2014, mainly due to novation and unwind activity, compared with positive CHF 73 million in the same period in the prior year. Both rates and credit revenues in the first half of 2013 benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity. In addition, debit valuation adjustments were negative CHF 63 million compared with positive CHF 16 million. These decreases were partly offset by CHF 237 million higher adjusted net interest and trading revenues in Corporate Center – Core Functions, mainly due to a gain of CHF 62 million related to our macro cash flow hedges compared with a loss of CHF 90 million in the first half of 2013 and gains of CHF 54 million from cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 85 million in the first half of 2013. Adjusted other income increased by CHF 211 million and net fee and commission income increased by CHF 48 million.

Adjusted operating expenses decreased by CHF 810 million to CHF 11,501 million, due to a CHF 589 million decline in charges for provisions for litigation, regulatory and similar matters and CHF 225 million lower personnel expenses, largely due to lower salary costs.

UBS business divisions and Corporate Center – Management report

Wealth Management

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Net interest income	1,013	1,031
Recurring net fee income	1,819	1,765
Transaction-based income	1,014	1,059
Other income	16	23

Income	3,862	3,877
Credit loss (expense)/recovery	3	(11)

Total operating income	3,865	3,866

Personnel expenses	1,671	1,704
General and administrative expenses	1,088	807
Services (to)/from other business divisions	30	40
Depreciation and impairment of property and equipment	99	91
Amortization and impairment of intangible assets	3	3

Total operating expenses[2]	2,891	2,646

Business division operating profit/(loss) before tax	974	1,221

Key performance indicators[3]
Pre-tax profit growth (%)	(20.2)	(14.4)
Cost/income ratio (%)	74.9	68.2
Net new money growth (%)	4.9	6.1
Gross margin on invested assets (bps)	86	91

Additional information
Recurring income	2,832	2,795
Recurring income as a % of income (%)	73.3	72.1
Average attributed equity (CHF billion)[4]	3.4	3.7
Return on attributed equity (%)	57.3	66.9
Risk-weighted assets (fully applied, CHF billion)[5]	22.1	19.4
Risk-weighted assets (phase-in, CHF billion)[5]	22.6	19.8
Return on risk-weighted assets, gross (%)[6]	35.3	40.5
Leverage ratio denominator (phase-in, CHF billion)[7]	129.0
Goodwill and intangible assets (CHF billion)	1.3	1.4

Net new money (CHF billion)	21.6	25.1
Invested assets (CHF billion)	928	862
Client assets (CHF billion)	1,083	996

Loans, gross (CHF billion)	105.3	95.1
Due to customers (CHF billion)	187.5	187.3

Personnel (full-time equivalents)	16,681	16,359
Client advisors (full-time equivalents)	4,245	4,178

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16 Changes in organization” in the “Financial Information” section of the Second Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
6	Based on phase-in Basel III risk-weighted assets.

7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Results: 6M14 vs 6M13

Profit before tax decreased by CHF 247 million to CHF 974 million. Adjusted for restructuring charges, profit before tax decreased by CHF 244 million to CHF 1,052 million, mainly due to an increase in charges for provisions for litigation, regulatory and similar matters to CHF 377 million from CHF 23 million, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement.

g Refer to the “Regulatory and legal developments” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the charge in relation to the Swiss-UK tax agreement.

Total operating income was broadly unchanged at CHF 3,865 million, mainly as lower transaction-based income as well as lower net interest and other income were almost entirely offset by higher recurring net fee income and a credit loss recovery, while the first half of 2013 included a credit loss expense.

Net interest income decreased by CHF 18 million to CHF 1,013 million, primarily due to lower net interest income from client deposits, lower allocated revenues from Group Treasury and higher costs related to the multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury. These decreases were partly offset by higher net interest income from Lombard loans and mortgages.

Recurring net fee income increased by CHF 54 million to CHF 1,819 million, primarily due to the positive effects of pricing measures, an increase in invested assets and mandate sales efforts. These increases were partly offset by lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income decreased by CHF 45 million to CHF 1,014 million. Compared with a strong first half of 2013, transaction-based income declined, mainly due to lower foreign exchange and precious metals trading revenues, partly offset by higher income related to structured products.

Other income decreased by CHF 7 million to CHF 16 million, mainly due to a decline in revenues for other services.

Total operating expenses increased by CHF 245 million to CHF 2,891 million. Adjusted for restructuring charges of CHF 78 million compared with CHF 75 million, operating expenses increased by CHF 242 million to CHF 2,813 million, mainly due to a CHF 354 million increase in charges for provisions for litigation, regulatory and similar matters to CHF 377 million, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. Changes to allocations of Corporate Center shared service costs in the first half of 2014 had the effect of increasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 20 million, which was offset by lower net charges from other business divisions.

Personnel expenses decreased by CHF 33 million to CHF 1,671 million. Adjusted for restructuring charges of CHF 34 million compared with CHF 44 million, personnel expenses declined by CHF 23 million to CHF 1,637 million. This decrease was mainly due to reduced pension-related expenses and lower personnel-related charges from Corporate Center, mainly related to information technology following outsourcing initiatives. This was partly offset by higher expenses due to annual salary increases, staff hires for our strategic and regulatory priorities as well as the aforementioned changes to allocations of Corporate Center shared service costs.

General and administrative expenses increased by CHF 281 million to CHF 1,088 million. Adjusted for restructuring charges of CHF 42 million compared with CHF 28 million, general and administrative expenses increased by CHF 267 million to CHF 1,046 million, mainly due to the aforementioned CHF 354 million higher charges for provisions for litigation, regulatory and similar matters, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement.

Net charges for services from other business divisions decreased by CHF 10 million to CHF 30 million, including the impact of the aforementioned changes to allocations of Corporate Center shared service costs in the first half of 2014, partly offset by lower net charges from Wealth Management to the Investment Bank and Retail & Corporate related to our Investment Products and Services unit.

Depreciation and impairment of property and equipment increased by CHF 8 million to CHF 99 million.

Wealth Management Americas

Business division reporting – in US dollars1

	Year-to-date
USD million, except where indicated	30.6.14	30.6.13
Net interest income	511	451
Recurring net fee income	2,282	1,977
Transaction-based income	936	1,037
Other income	17	11

Income	3,747	3,476
Credit loss (expense)/recovery	17	0

Total operating income	3,764	3,476

Personnel expenses	2,571	2,450
Financial advisor compensation[2]	1,450	1,352
Compensation commitments with recruited financial advisors[3]	364	342
Salaries and other personnel costs	757	756
General and administrative expenses	583	473
Services (to)/from other business divisions	5	8
Depreciation and impairment of property and equipment	69	63
Amortization and impairment of intangible assets	26	27

Total operating expenses[4]	3,254	3,020

Business division operating profit/(loss) before tax	510	455

Key performance indicators[5]
Pre-tax profit growth (%)	12.1	44.0
Cost/income ratio (%)	86.8	86.9
Net new money growth (%)	(0.1)	2.8
Gross margin on invested assets (bps)	76	79
Additional information
Recurring income	2,793	2,429
Recurring income as a % of income (%)	74.5	69.9
Average attributed equity (USD billion)[6]	3.0	3.1
Return on attributed equity (%)	34.6	29.4
Risk-weighted assets (fully applied, USD billion)[7]	28.0	21.9
Risk-weighted assets (phase-in, USD billion)[7]	28.2	22.2
Return on risk-weighted assets, gross (%)[8]	26.9	29.6
Leverage ratio denominator (phase-in, USD billion)[9]	63.7
Goodwill and intangible assets (USD billion)	3.8	3.8

Net new money (USD billion)	(0.4)	12.0
Net new money including interest and dividend income (USD billion)[10]	10.8	22.4
Invested assets (USD billion)	1,017	892
Client assets (USD billion)	1,073	937

Loans, gross (USD billion)	41.7	36.8
Due to customers (USD billion)	67.6	56.0
Recruitment loans to financial advisors	2,985	3,057
Other loans to financial advisors	402	434

Personnel (full-time equivalents)	16,348	16,243
Financial advisors (full-time equivalents)	7,119	7,099

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
10	Presented in line with historical reporting practice in the US market.

Business division reporting – in Swiss francs1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Net interest income	454	424
Recurring net fee income	2,028	1,855
Transaction-based income	832	972
Other income	15	10

Income	3,330	3,260
Credit loss (expense)/recovery	15	0

Total operating income	3,345	3,260

Personnel expenses	2,285	2,297
Financial advisor compensation[2]	1,289	1,268
Compensation commitments with recruited financial advisors[3]	323	321
Salaries and other personnel costs	673	709
General and administrative expenses	518	444
Services (to)/from other business divisions	4	8
Depreciation and impairment of property and equipment	61	59
Amortization and impairment of intangible assets	23	25

Total operating expenses[4]	2,892	2,833

Business division operating profit/(loss) before tax	453	427

Key performance indicators[5]
Pre-tax profit growth (%)	6.1	45.7
Cost/income ratio (%)	86.8	86.9
Net new money growth (%)	(0.1)	2.9
Gross margin on invested assets (bps)	76	79

Additional information
Recurring income	2,482	2,278
Recurring income as a % of income (%)	74.5	69.9
Average attributed equity (CHF billion)[6]	2.7	2.9
Return on attributed equity (%)	34.2	29.4
Risk-weighted assets (fully applied, CHF billion)[7]	24.8	20.7
Risk-weighted assets (phase-in, CHF billion)[7]	25.0	21.0
Return on risk-weighted assets, gross (%)[8]	27.0	29.5
Leverage ratio denominator (phase-in, CHF billion)[9]	56.5
Goodwill and intangible assets (CHF billion)	3.4	3.6

Net new money (CHF billion)	(0.3)	11.2
Net new money including interest and dividend income (CHF billion)[10]	9.6	21.0
Invested assets (CHF billion)	902	843
Client assets (CHF billion)	951	885

Loans, gross (CHF billion)	37.0	34.8
Due to customers (CHF billion)	59.9	52.9
Recruitment loans to financial advisors	2,647	2,889
Other loans to financial advisors	356	411

Personnel (full-time equivalents)	16,348	16,243
Financial advisors (full-time equivalents)	7,119	7,099

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.

3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
10	Presented in line with historical reporting practice in the US market.

Results: 6M14 vs 6M13

Profit before tax increased by USD 55 million to USD 510 million in the first half of 2014 from USD 455 million in the same period a year earlier, mainly due to higher operating income partly offset by an increase in expenses. Adjusted for restructuring charges, profit before tax increased by USD 54 million to USD 530 million.

Total operating income increased by USD 288 million to USD 3,764 million, primarily due to a USD 305 million increase in recurring net fee income, mainly as a result of an increase in managed account fees related to higher invested asset levels, as well as higher net interest income. Transaction-based income decreased by USD 101 million to USD 936 million, mainly due to lower commissions on equities products.

Operating expenses increased by USD 234 million to USD 3,254 million. The first half of 2014 included USD 20 million of restructuring charges compared with USD 21 million in the prior year. Adjusted for these charges, operating expenses increased by USD 235 million to USD 3,234 million. Personnel expenses increased by USD 117 million to USD 2,560 million, mainly due to an increase of USD 98 million in financial advisor compensation corresponding with higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 22 million to USD 364 million. Salaries and other personnel costs decreased by USD 3 million to USD 746 million.

Adjusted for restructuring charges, general and administrative expenses increased by USD 116 million to USD 574 million, mainly due to an increase of USD 75 million in charges for provisions for litigation, regulatory and similar matters and higher Corporate Center shared service costs.

Retail & Corporate

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Net interest income	1,063	1,072
Recurring net fee income	283	256
Transaction-based income	481	516
Other income	39	26

Income	1,866	1,870
Credit loss (expense)/recovery	4	(3)

Total operating income	1,870	1,867

Personnel expenses	695	746
General and administrative expenses	426	401
Services (to)/from other business divisions	(58)	(73)
Depreciation and impairment of property and equipment	68	70
Amortization and impairment of intangible assets	0	0

Total operating expenses[2]	1,130	1,143

Business division operating profit/(loss) before tax	740	724

Key performance indicators[3]
Pre-tax profit growth (%)	2.2	(32.3)
Cost/income ratio (%)	60.6	61.1
Net interest margin (bps)	155	156
Net new business volume growth for retail business (%)	3.4	3.3

Additional information
Average attributed equity (CHF billion)[4]	4.2	4.4
Return on attributed equity (%)	35.7	33.3
Risk-weighted assets (fully applied, CHF billion)[5]	31.5	30.4
Risk-weighted assets (phase-in, CHF billion)[5]	33.0	32.1
Return on risk-weighted assets, gross (%)[6]	11.3	11.4
Leverage ratio denominator (phase-in, CHF billion)[7]	164.8
Goodwill and intangible assets (CHF billion)	0.0	0.0

Business volume for retail business (CHF billion)	142	141
Net new business volume for retail business (CHF billion)	2.4	2.3

Client assets (CHF billion)	415	388
Due to customers (CHF billion)	131.6	128.5
Loans, gross (CHF billion)	137.3	137.9
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.0	92.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.6	0.7

Personnel (full-time equivalents)	9,164	9,532

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16 Changes in organization” in the “Financial Information” section of the Second Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
6	Based on phase-in Basel III risk-weighted assets.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Results: 6M14 vs 6M13

Profit before tax increased by CHF 16 million to CHF 740 million. Adjusted for restructuring charges of CHF 27 million in the first half of 2014 and CHF 28 million in the first half of 2013, profit before tax increased by CHF 15 million to CHF 767 million, mainly reflecting lower operating expenses as well as slightly higher operating income.

Total operating income increased by CHF 3 million to CHF 1,870 million. Net interest income decreased by CHF 9 million to CHF 1,063 million, reflecting a decline in the deposit margin despite selective pricing adjustments as the ongoing low interest rate environment continued to have an adverse effect on our replication portfolios. This decrease was partly offset by higher income resulting from an increase in average client deposit volumes. The loan margin improved in the first half of 2014 while the average loan volume was broadly stable. Moreover, interest income allocated from Group Treasury increased. Recurring net fee income increased by CHF 27 million to CHF 283 million, due to a reclassification of CHF 28 million of certain fees related to retail bank accounts from transaction-based income in the first half of 2014. Transaction-based income decreased by CHF 35 million to CHF 481 million, mainly reflecting the aforementioned income reclassification and lower allocated revenues from Group Treasury. Other income increased by CHF 13 million to CHF 39 million, mainly due to higher income related to our participation in the SIX Group.

Net credit loss recoveries were CHF 4 million compared with net credit loss expenses of CHF 3 million in the first half of 2013. The first half of 2014 included net specific credit loss allowances of CHF 6 million compared with CHF 58 million in the prior year, which primarily related to corporate clients. In addition, the first half of 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 55 million in the same period a year earlier.

Operating expenses decreased by CHF 13 million to CHF 1,130 million. Adjusted for restructuring charges of CHF 27 million in the first half of 2014 and CHF 28 million in the first half of 2013, operating expenses decreased by CHF 12 million to CHF 1,103 million, reflecting the effects of our ongoing cost reduction programs and a one-time reversal of an accrual, partly offset by CHF 49 million higher charges for provisions for litigation, regulatory and similar matters. Changes to allocations of Corporate Center shared service costs in the first half of 2014 had the effect of decreasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 20 million, which was offset by decreased net charges to other business divisions.

Personnel expenses decreased by CHF 51 million to CHF 695 million. Adjusted for restructuring charges of CHF 15 million compared with CHF 9 million in the first half of 2013, personnel expenses decreased by CHF 57 million to CHF 680 million, partly reflecting outsourcing initiatives, which led to reduced personnel and higher general and administrative expenses. Moreover, personnel expenses decreased due to lower variable compensation expenses as well as the aforementioned changes to allocations of Corporate Center shared service costs in the first half of 2014.

General and administrative expenses increased by CHF 25 million to CHF 426 million, mainly due to the abovementioned higher charges for provisions for litigation, regulatory and similar matters as well as the abovementioned outsourcing initiatives. This was partly offset by lower marketing expenses, which included a one-time reversal of an accrual, and lower real estate expenses as well as the aforementioned changes to allocations of Corporate Center shared service costs.

Net charges for services to other business divisions decreased by CHF 15 million to CHF 58 million, mainly as a result of the aforementioned changes to allocations of Corporate Center shared service costs.

Global Asset Management

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Net management fees[2]	831	912
Performance fees	85	94

Total operating income	916	1,006

Personnel expenses	417	450
General and administrative expenses	255	208
Services (to)/from other business divisions	(8)	(7)
Depreciation and impairment of property and equipment	20	23
Amortization and impairment of intangible assets	4	4

Total operating expenses[3]	688	679

Business division operating profit/(loss) before tax	228	328

Key performance indicators[4]
Pre-tax profit growth (%)	(30.5)	11.2
Cost/income ratio (%)	75.1	67.5
Net new money growth excluding money market flows (%)	9.5	1.5
Gross margin on invested assets (bps)	31	34
Information by business line
Operating Income
Traditional investments	531	614
O’Connor and A&Q	127	136
Global real estate	153	151
Infrastructure and private equity	20	19
Fund services	85	87

Total operating income	916	1,006

Gross margin on invested assets (bps)
Traditional investments	20	24
O’Connor and A&Q	86	95
Global real estate	75	73
Infrastructure and private equity	48	48

Total gross margin	31	34

Net new money (CHF billion)
Traditional investments	13.5	(5.1)
O’Connor and A&Q	3.2	(0.7)
Global real estate	1.0	1.1
Infrastructure and private equity	(0.1)	(0.3)

Total net new money	17.6	(5.1)

Net new money excluding money market flows	24.6	3.8
of which: from third parties	17.7	5.8
of which: from UBS’s wealth management businesses	6.9	(2.1)
Money market flows	(7.0)	(8.8)
of which: from third parties	(1.1)	(3.3)
of which: from UBS’s wealth management businesses	(5.8)	(5.5)
Invested assets (CHF billion)
Traditional investments	540	507
O’Connor and A&Q	31	29
Global real estate	41	43
Infrastructure and private equity	9	8

Total invested assets	621	586
of which: excluding money market funds	563	512
of which: money market funds	58	75

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Assets under administration by fund services
Assets under administration (CHF billion)[5]	470	422
Net new assets under administration (CHF billion)[6]	25.0	(1.2)
Gross margin on assets under administration (bps)	4	4
Additional information
Average attributed equity (CHF billion)[7]	1.7	1.9
Return on attributed equity (%)	26.8	35.5
Risk-weighted assets (fully applied, CHF billion)[8]	3.5	3.6
Risk-weighted assets (phase-in, CHF billion)[8]	3.6	3.7
Return on risk-weighted assets, gross (%)[9]	50.2	51.6
Leverage ratio denominator (phase-in, CHF billion)[10]	14.2
Goodwill and intangible assets (CHF billion)	1.4	1.5
Personnel (full-time equivalents)	3,752	3,760

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
4	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting charges” section of the Second Quarter 2014 Report for more information.
5	This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.
6	Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.
7	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
8	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
9	Based on phase-in Basel III risk-weighted assets.
10	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Results: 6M14 vs 6M13

Profit before tax was CHF 228 million in the first half of 2014 compared with CHF 328 million in the first half of 2013. Adjusted for a CHF 34 million gain on the sale of our Canadian domestic business in the first half of 2013, restructuring charges of CHF 6 million in the first half of 2014 and CHF 17 million in the same period of 2013, profit before tax was CHF 234 million compared with CHF 311 million.

Total operating income was CHF 90 million lower in the first half of 2014 at CHF 916 million, or CHF 56 million lower after adjusting for the aforementioned gain on sale in the first half of 2013. Net management fees were lower, primarily in traditional investments due to changes in the asset mix. Performance fees were also lower, mainly in traditional investments, partly offset by a small increase in O’Connor and A&Q.

Total operating expenses were CHF 688 million compared with CHF 679 million in the first half of 2013. Adjusted for the aforementioned restructuring charges, operating expenses were CHF 20 million higher in the first half of 2014 due to the aforementioned charges for provisions for litigation, regulatory and similar matters of CHF 33 million and a CHF 14 million provision for a possible settlement related to a fund liquidation, partly offset by lower personnel expenses.

Investment performance

Key equity strategies had a mixed second quarter overall, as we had a number of strategies either outperforming or only modestly underperforming benchmarks. US large cap equity had another strong quarter, further building on a strong 2013. Pan-European equity also had a good quarter and improved its longer-term record. Pan-European concentrated alpha retained its good long-term record but underperformed for the quarter due to sector and style positioning in a period of high rotation in the market. Swiss equity was only modestly below benchmark over all periods.

Fixed income strategies had a mixed quarter, with some outperforming benchmarks, notably global, emerging market and US bonds. Credit-oriented strategies continued to benefit from tightening credit spreads over the quarter while the contribution from duration positioning was more mixed with yields falling across markets.

In global investment solutions, key multi-asset strategies outperformed benchmarks for the quarter with the exception of Swiss balanced, which was slightly below benchmark. Asset allocation and security selection contributed positively, while currency strategy detracted. Income and absolute return strategies outperformed for the quarter, as did global convertibles.

In O’Connor and A&Q, core single-manager and multi-manager funds were mainly positive for the quarter.

Global real estate’s direct strategies delivered mostly positive results for the quarter, with notably strong absolute returns from UK and Japanese funds. The US real estate and farmland strategies and multi-manager strategies also produced positive absolute returns in the quarter. Swiss real estate securities strategies were slightly positive relative to benchmark.

The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was strong overall, with very strong multi-asset and real estate and alternative fund rankings, but some weakness in equity fund rankings. Across all asset classes, and on an asset-weighted basis, 70% of fund assets ranked in the top two quartiles over one year, 79% over three years and 85% over five years.

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 41% of Global Asset Management’s CHF 286 billion actively managed invested assets in traditional investments as of 30 June 2014. This figure excludes CHF 190 billion in indexed investments, CHF 58 billion in actively managed money market funds and CHF 86 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	–
Pan European Equity Composite vs. MSCI Europe Index (net)	+	–	–	–
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	–	–	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+Index	+	+	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	–	+
Australian Bond Composite vs. Bloomberg AusBond Index	–	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	–	–	+
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	–	–	+
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	+	–	–
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	–	+	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	+	+

1	Customized benchmark.
2	Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.
(+)	above benchmark;
(–)	under benchmark;
(=)	equal to benchmark.

All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF 103 billion as of 30 June 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	40	55	63
Fixed income	65	77	85
Multi-asset	86	90	89
Real estate and alternative	100	96	100

Total	70	79	85

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7 July 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

Investment Bank

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Corporate Client Solutions	1,756	1,769

Advisory	318	277
Equity Capital Markets	545	735
Debt Capital Markets	674	495
Financing Solutions	247	367
Risk Management	(28)	(106)
Investor Client Services	2,723	3,262

Equities	1,947	2,281
Foreign Exchange, Rates and Credit	776	981

Income	4,479	5,030
Credit loss (expense)/recovery	(6)	3

Total operating income	4,474	5,033

Personnel expenses	2,333	2,246
General and administrative expenses	1,002	902
Services (to)/from other business divisions	(4)	6
Depreciation and impairment of property and equipment	132	122
Amortization and impairment of intangible assets	6	6

Total operating expenses[2]	3,469	3,281

Business division operating profit/(loss) before tax	1,004	1,752
Key performance indicators[3]
Pre-tax profit growth (%)	(42.7)	319.1
Cost/income ratio (%)	77.5	65.2
Return on attributed equity (%)	26.2	43.0
Return on assets, gross (%)	3.7	3.8
Average VaR (1-day, 95% confidence, 5 years of historical data)	12	14
Additional information
Total assets (CHF billion)[4]	244.8	271.6
Average attributed equity (CHF billion)[5]	7.7	8.2
Risk-weighted assets (fully applied, CHF billion)[6]	68.0	67.3
Risk-weighted assets (phase-in, CHF billion)[6]	68.3	67.7
Return on risk-weighted assets, gross (%)[7]	14.0	14.8
Leverage ratio denominator (phase-in, CHF billion)[8]	278.2
Goodwill and intangible assets (CHF billion)	0.1	0.1
Compensation ratio (%)	52.1	44.7
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.3	0.5
Personnel (full-time equivalents)	11,763	12,138

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16” changes in organization in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Based on third-party view, i.e., without intercompany balances.
5	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
7	Based on phase-in Basel III risk-weighted assets.
8	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
9	Refer to the “Risk management and control” section of the Second Quarter 2014 Report for more information on impairment ratios.

Results: 6M14 vs 6M13

Profit before tax was CHF 1,004 million compared with CHF 1,752 million, mainly as a result of CHF 539 million lower revenues in Investor Client Services and CHF 188 million higher operating expenses. On an adjusted basis, excluding restructuring charges of CHF 151 million and a gain related to the aforementioned partial sale of a financial investment available-for-sale in the first half of 2014, compared with restructuring charges of CHF 37 million and gains from the sale of our remaining proprietary trading business in the first half of 2013, profit before tax was CHF 1,112 million compared with CHF 1,734 million.

Revenues in Corporate Client Solutions decreased 1% to CHF 1,756 million from CHF 1,769 million, mainly as a result of lower equity capital markets and financing solutions revenues, partly offset by higher debt capital markets, advisory and risk management revenues. The first half of 2013 included revenues from a large private transaction in equity capital markets. In US dollar terms, revenues increased 5%.

Investor Client Services revenues declined 17% to CHF 2,723 million from CHF 3,262 million. On an adjusted basis, revenues decreased 16%. In US dollar terms, adjusted revenues declined 12%. Equities revenues decreased 15% to CHF 1,947 million from CHF 2,281 million, mainly due to lower revenues in derivatives and other equities. This decrease was partly offset by higher revenues in financing services. On an adjusted basis, equities revenues decreased 13%. Cash revenues declined by CHF 31 million, mainly due to lower commission income as client activity levels fell, partly offset by improved trading revenues. Derivatives revenues declined by CHF 265 million, across all regions, mainly as a result of a reduction in client activity levels, lower volatility levels and trading revenues. Financing services revenues increased by CHF 71 million due to higher equity finance revenues. Other equities revenues decreased significantly as the first half of 2013 included gains from the sale of our remaining proprietary trading business and revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Foreign exchange, rates and credit revenues decreased 21% to CHF 776 million from CHF 981 million, with lower revenues across most products as client activity levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. On an adjusted basis, revenues decreased 25%.

Total operating expenses increased 6% to CHF 3,469 million compared with CHF 3,281 million. Adjusted operating expenses increased 2% to CHF 3,318 million compared with CHF 3,244 million, mainly due to higher general and administrative expenses. In US dollar terms, adjusted operating expenses increased 8%. Personnel expenses increased 4% to CHF 2,333 million from CHF 2,246 million. On an adjusted basis, personnel expenses decreased to CHF 2,246 million from CHF 2,258 million. General and administrative expenses increased to CHF 1,002 million from CHF 902 million. On an adjusted basis, general and administrative expenses increased to CHF 945 million from CHF 857 million, mainly due to higher professional fees partly offset by the effects of our ongoing cost reduction programs.

Corporate Center

Corporate Center reporting – Total1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Income excluding own credit	(222)	181
Own credit[2]	160	(43)
Credit loss (expense)/recovery[3]	(2)	(6)

Total operating income	(64)	132

Personnel expenses	408	512
General and administrative expenses	260	1,537
Services (to)/from other business divisions	36	27
Depreciation and impairment of property and equipment	16	39
Amortization and impairment of intangible assets	3	1

Total operating expenses[4]	723	2,116

Operating profit/(loss) before tax	(788)	(1,984)
Additional information
Average attributed equity (CHF billion)[5]	20.9	24.3
Total assets (CHF billion)[6]	414.9	542.1
Risk-weighted assets (fully applied, CHF billion)[7]	76.7	97.8
Risk-weighted assets (phase-in, CHF billion)[7]	77.5	98.4
Leverage ratio denominator (phase-in, CHF billion)[8]	344.0
Personnel before allocations (full-time equivalents)	23,649	24,568
Allocations to business divisions (full-time equivalents)	(21,269)	(21,844)
Personnel after allocations (full-time equivalents)	2,379	2,724

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 June 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Second Quarter 2014 Report for more information.
3	Includes credit loss (expense)/recovery on reclassified and acquired securities.
4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
5	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
6	Based on third-party view, i.e., without intercompany balances.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
8	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Corporate Center – Core Functions

Corporate Center Reporting – Core Functions1

	Year-to-date
CHF million, except where indicated	30.6.14	30.6.13
Treasury income remaining in Corporate Center – Core Functions	(101)	(341)
Own credit[2]	160	(43)
Other	15	(61)

Total operating income	74	(445)

Personnel expenses	217	218
General and administrative expenses	3	146
Services (to)/from other business divisions	1	1
Depreciation and impairment of property and equipment	2	1
Amortization and impairment of intangible assets	2	0

Total operating expenses[3]	225	365

Operating profit/(loss) before tax	(151)	(811)
Additional information
Average attributed equity (CHF billion)[4]	15.4	11.3
Total assets (CHF billion)[5]	231.0	241.8
Risk-weighted assets (fully applied, CHF billion)[6]	24.8	20.2
Risk-weighted assets (phase-in, CHF billion)[6]	25.6	20.8
Leverage ratio denominator (phase-in, CHF billion)[7]	223.2
Personnel before allocations (full-time equivalents)	23,489	24,305
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,608)	(23,299)
Personnel after allocations (full-time equivalents)	881	1,006
Corporate Center – Core Functions – expenses before service allocations to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	1,948	2,164
General and administrative expenses	1,827	2,024
Depreciation and impairment of property and equipment	365	377
Amortization and impairment of intangible assets	2	2
Total operating expenses before service allocations to business divisions and CC – Non-core and Legacy Portfolio[3]	4,142	4,567
Net allocations to business divisions	(3,918)	(4,201)
of which: Wealth Management	(1,010)	(1,027)
of which: Wealth Management Americas	(531)	(562)
of which: Retail & Corporate	(582)	(650)
of which: Global Asset Management	(233)	(263)
of which: Investment Bank	(1,309)	(1,185)
of which: Non-core and Legacy Portfolio	(253)	(514)

Total operating expenses[3]	225	365

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 June 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Second Quarter 2014 Report for more information.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.

4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Results: 6M14 vs 6M13

Corporate Center – Core Functions recorded a loss before tax of CHF 151 million in the first half of 2014 compared with a loss before tax of CHF 811 million in the first half of 2013.

Total operating income was CHF 74 million compared with negative CHF 445 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 101 million compared with negative CHF 341 million. This improvement was mainly due to a gain of CHF 62 million related to our macro cash flow hedges compared with a loss of CHF 90 million in the first half of 2013. In addition, the first half of 2014 included gains of CHF 54 million on the aforementioned cross-currency basis swaps compared with a loss of CHF 85 million in the first half of 2013. Furthermore, the first half of 2013 included a net loss of CHF 119 million related to the buyback of debt in a public tender offer. These improvements were partly offset by increased central funding costs of CHF 348 million compared with CHF 226 million in the first half of 2013. In addition, the first half of 2013 included foreign currency translation gains of CHF 61 million and realized gains of CHF 51 million on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury in 2013.

The first half of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 160 million compared with a loss of CHF 43 million in the same period a year earlier. Operating income excluding own credit and treasury income increased to positive CHF 15 million from negative CHF 61 million, mainly as the first half of 2014 included a credit related to the partial release of a provision for litigation, regulatory and similar matters which was recorded as other income compared with a provision increase in the first half of 2013.

On a gross basis before service allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses decreased by CHF 425 million to CHF 4,142 million. Restructuring charges were CHF 160 million compared with CHF 358 million, mainly reflecting reduced real estate-related restructuring charges, partly offset by higher personnel-related restructuring charges. Excluding restructuring charges, adjusted operating expenses before service allocations were CHF 3,982 million compared with CHF 4,209 million. This decrease of CHF 227 million was mainly due to a release of CHF 141 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 26 million in the first half of 2013. Furthermore, the decrease resulted from the effect of further headcount reductions related to our ongoing cost reduction programs and lower expenses for variable compensation. These decreases were partly offset by increased costs for business outsourcing activities and higher professional fees.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center reporting – Non-core and Legacy Portfolio1

	Year-to-Date
CHF million, except where indicated	30.6.14	30.6.13
Non-core	(134)	174
Legacy Portfolio	(2)	409
of which: SNB StabFund option	0	366

Income	(136)	584
Credit loss (expense)/recovery[2]	(2)	(6)

Total operating income	(138)	577

Personnel expenses	192	295
General and administrative expenses	257	1,390
Services (to)/from other business divisions	35	26
Depreciation and impairment of property and equipment	13	38
Amortization and impairment of intangible assets	1	1

Total operating expenses[3]	499	1,750

Operating profit/(loss) before tax	(637)	(1,173)

Additional information
Average attributed equity (CHF billion)[4]	5.6	13.0
Total assets (CHF billion)[5]	183.9	300.3
Risk-weighted assets (fully applied, CHF billion)[6]	51.9	77.6
Risk-weighted assets (phase-in, CHF billion)[6]	51.9	77.6
Leverage ratio denominator (phase-in, CHF billion)[7]	120.8

Personnel (full-time equivalents)	1,498	1,718

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Includes credit loss (expense)/recovery on reclassified and acquired securities.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Second Quarter 2014 Report for information on restructuring charges.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Second Quarter 2014 Report for more information.

Results: 6M14 vs 6M13

Non-core and Legacy Portfolio recorded a loss before tax of CHF 637 million in the first half of 2014 compared with a loss of CHF 1,173 million in the first half of 2013.

Total operating income was negative CHF 138 million compared with positive CHF 577 million.

Non-core income was negative CHF 134 million compared with positive CHF 174 million. This decrease related mainly to a loss of CHF 97 million in the first half of 2014 in structured credit resulting from the exit of the majority of the correlation trading portfolio. Furthermore, the prior-year period benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy.

Legacy Portfolio income decreased to negative CHF 2 million from positive CHF 409 million, mainly as the first half of 2013 included a gain of CHF 359 million from the revaluation of our option to acquire the SNB StabFund’s equity.

Total operating expenses decreased by CHF 1,251 million to CHF 499 million, largely due to CHF 938 million lower charges for provisions for litigation, regulatory and similar matters as well as CHF 200 million lower restructuring charges.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2013 Form 20-F pp. 75-88

Group performance

Net profit attributable to UBS shareholders for 2013 was CHF 3,172 million compared with a loss of CHF 2,480 million in 2012. Operating profit before tax was 3,272 million compared with a loss of CHF 1,794 million in the prior year. Operating income increased by CHF 2,309 million and operating expenses decreased by CHF 2,755 million. Furthermore, we recorded a net tax benefit of CHF 110 million compared with a net tax expense of CHF 461 million in the prior year.

Income statement

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Interest income	13,137	15,968	17,969	(18)
Interest expense	(7,351)	(9,990)	(11,143)	(26)

Net interest income	5,786	5,978	6,826	(3)
Credit loss (expense)/recovery	(50)	(118)	(84)	(58)

Net interest income after credit loss expense	5,736	5,860	6,742	(2)
Net fee and commission income	16,287	15,396	15,236	6
Net trading income	5,130	3,526	4,343	45
of which: net trading income excluding own credit	5,413	5,728	2,806	(5)
of which: own credit on financial liabilities designated at fair value	(283)	(2,202)	1,537	(87)
Other income	580	641	1,467	(10)

Total operating income	27,732	25,423	27,788	9

Personnel expenses	15,182	14,737	15,634	3
General and administrative expenses	8,380	8,653	5,959	(3)
Depreciation and impairment of property and equipment	816	689	761	18
Impairment of goodwill	0	3,030	0	(100)
Amortization and impairment of intangible assets	83	106	127	(22)

Total operating expenses	24,461	27,216	22,482	(10)

Operating profit/(loss) before tax	3,272	(1,794)	5,307
Tax expense/(benefit)	(110)	461	901

Net profit/(loss)	3,381	(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders[1]	204	220		(7)
Net profit/(loss) attributable to non-controlling interests[1]	5	5	268	0

Net profit/(loss) attributable to UBS shareholders	3,172	(2,480)	4,138

Comprehensive income
Total comprehensive income	2,524	(1,767)	5,632

Total comprehensive income attributable to preferred noteholders[1]	559	179		212
Total comprehensive income attributable to non-controlling interests[1]	4	20	560	(80)
Total comprehensive income attributable to UBS shareholders	1,961	(1,966)	5,071

1	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of the UBS 2013 Form 20-F for information on the adoption of IFRS 10.

Adjusted results1, 2

	For the year ended 31.12.13
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
of which: own credit on financial liabilities designated at fair value[4]						(283)		(283)
of which: gains on sales of real estate						288		288
of which: net losses related to the buyback of debt in public tender offers						(194)	27	(167)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[5]		31
Operating income (adjusted)	7,563	6,538	3,756	1,901	8,546	(794)	320	27,829

Operating expenses as reported	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
of which: personnel-related restructuring charges[6]	71	14	19	10	9	(2)	35	156
of which: other restructuring charges[6]	107	45	35	33	201	(4)	200	616

Operating expenses (adjusted)	5,138	5,621	2,244	1,316	6,090	853	2,425	23,689

Operating profit/(loss) before tax as reported	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272

Operating profit/(loss) before tax (adjusted)	2,425	917	1,512	585	2,455	(1,647)	(2,104)	4,141

	For the year ended 31.12.12
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423
of which: own credit on financial liabilities designated at fair value[4]						(2,202)		(2,202)
of which: gains on sales of real estate						112		112

Operating income (adjusted)	7,041	5,877	3,728	1,883	7,144	401	1,439	27,513

Operating expenses as reported	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216
of which: personnel-related restructuring charges[6]	25	3	3	20	250	(1)	58	358
of which: other restructuring charges[6]	0	(5)	0	0	24	(6)	0	14
of which: credit related to changes to the Swiss pension plan[7]	(357)		(287)	(30)	(51)	(3)	(2)	(730)
of which: credit related to changes to retiree benefit plans in the US7	(1)	(2)		(16)	(91)	(1)	(7)	(116)
of which: impairment of goodwill and other non-financial assets[8]							3,064	3,064

Operating expenses (adjusted)	4,966	5,284	2,185	1,340	6,746	2,020	2,089	24,627

Operating profit/(loss) before tax as reported	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)

Operating profit/(loss) before tax (adjusted)	2,075	594	1,543	543	398	(1,620)	(651)	2,885

	For the year ended 31.12.11
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,645	5,213	4,085	1,803	6,802	1,931	309	27,788
of which: own credit on financial liabilities designated at fair value[4]						1,537		1,537
of which: gains on sales of real estate						94		94
of which: gain on sale of strategic investment portfolio	433		289					722

Operating income (adjusted)	7,212	5,213	3,796	1,803	6,802	300	309	25,435

Operating expenses as reported	5,012	4,750	2,201	1,373	7,019	369	1,756	22,482
of which: personnel-related restructuring charges[6]	64	5	29	19	129	2	14	261
of which: other restructuring charges[6]	18	5	3	7	73	14	0	119

Operating expenses (adjusted)	4,930	4,740	2,169	1,347	6,817	354	1,742	22,102

Operating profit/(loss) before tax as reported	2,633	463	1,884	430	(217)	1,562	(1,448)	5,307

Operating profit/(loss) before tax (adjusted)	2,282	473	1,627	456	(15)	(54)	(1,434)	3,334

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.
2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
3	Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.
4	Refer to “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
5	Reflects a foreign currency translation loss.
6	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
7	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
8	Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

2013 compared with 2012

Performance

Operating profit before tax was CHF 3,272 million in 2013 compared with a loss of CHF 1,794 million in the prior year, reflecting a CHF 2,309 million increase in operating income and a CHF 2,755 million reduction in operating expenses.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For 2013, the items we excluded were an own credit loss of CHF 283 million, gains on sales of real estate of CHF 288 million, net losses related to the buyback of debt in public tender offers of CHF 167 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 772 million. For 2012, the items we excluded were an own credit loss of CHF 2,202 million, gains on sales of real estate of CHF 112 million, net restructuring charges of CHF 371 million, a credit related to changes to our Swiss pension plan of CHF 730 million, a credit related to changes to our retiree benefit plans in the US of CHF 116 million and the impairment of goodwill and other non-financial assets of CHF 3,064 million.

On this adjusted basis, profit before tax was CHF 4,141 million in 2013 compared with CHF 2,885 million in the prior year. Adjusted operating income increased by CHF 316 million, mainly reflecting an increase of CHF 891 million in net fee and commission income, largely in our wealth management businesses. Adjusted net interest and trading income declined by CHF 535 million, mainly as a result of reductions in Corporate Center – Non-core and Legacy Portfolio as well as Corporate Center – Core Functions, partly offset by higher revenues in the Investment Bank. Adjusted other income decreased by CHF 108 million, mainly due to lower net gains on financial investments available-for-sale.

Adjusted operating expenses decreased by CHF 938 million to CHF 23,689 million, mainly due to a decline of CHF 848 million in charges for provisions for litigation, regulatory and similar matters as well as a CHF 199 million reduction in personnel expenses, partly offset by CHF 110 million higher other non-personnel expenses.

Operating income

Total operating income was CHF 27,732 million compared with CHF 25,423 million. On an adjusted basis, total operating income increased by CHF 316 million to CHF 27,829 million from CHF 27,513 million, as we recorded an increase of CHF 891 million in net fee and commission income, largely in our wealth management businesses. This increase was largely offset by a CHF 535 million decline in adjusted net interest and trading income, mainly as a result of reductions in Non-core and Legacy Portfolio as well as Corporate Center – Core Functions, partly offset by higher revenues in the Investment Bank. Adjusted other income decreased by CHF 108 million, mainly due to lower net gains on financial investments available-for-sale.

Net interest and trading income

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Net interest and trading income
Net interest income	5,786	5,978	6,826	(3)
Net trading income	5,130	3,526	4,343	45

Total net interest and trading income	10,915	9,504	11,169	15

Wealth Management	2,868	2,728	2,846	5
Wealth Management Americas	1,323	1,265	1,179	5
Retail & Corporate	2,485	2,467	2,661	1
Global Asset Management	9	9	8	0
Investment Bank	5,015	3,574	2,831	40
of which: Corporate Client Solutions	1,035	575	399	80
of which: Investor Client Services	3,980	2,999	2,432	33
Corporate Center	(784)	(540)	1,645	45
of which: Core Functions	(1,045)	(1,992)	1,765	(48)
of which: own credit on financial liabilities designated at fair value	(283)	(2,202)	1,537	(87)
of which: Non-core and Legacy Portfolio	261	1,452	(121)	(82)

Total net interest and trading income	10,915	9,504	11,169	15

Net interest and trading income increased by CHF 1,411 million to CHF 10,915 million. 2013 included an own credit loss on financial liabilities designated at fair value of CHF 283 million, primarily due to further tightening of our funding spreads, compared with an own credit loss of CHF 2,202 million in the prior year when our funding spreads tightened significantly. Excluding the effect of own credit and a net interest and trading income gain related to the buyback of debt in a public tender offer of CHF 27 million in 2013, net interest and trading income decreased by CHF 535 million to CHF 11,171 million, mainly as a result of reductions in Non-core and Legacy Portfolio as well as Corporate Center – Core Functions, partly offset by higher revenues in the Investment Bank.

Net interest and trading income in Wealth Management increased by CHF 140 million. Net interest income increased by CHF 110 million to CHF 2,061 million, mainly due to revenues of CHF 110 million allocated from the repurchase agreement unit within Group Treasury in Corporate Center – Core Functions. Previously, such revenues were not allocated to the business divisions. The increase in net interest income was also due to lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. These factors, together with higher income resulting from increased loan and client deposit volumes, more than offset the negative effect of a lower deposit margin resulting from the ongoing low interest rate environment. Net trading income increased by CHF 29 million to CHF 807 million and included higher income from foreign exchange-related products and increased treasury-related income, partly offset by lower income from precious metals.

In Wealth Management Americas, net interest and trading income increased by CHF 58 million, reflecting a CHF 144 million increase in net interest income primarily due to higher client balances in securities-backed lending and mortgages. Furthermore, net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition are retained in Corporate Center – Core Functions with effect from 1 January 2013. These increases were partly offset by lower net interest income from the available-for-sale portfolio, primarily due to lower average balances. Net trading income decreased by CHF 86 million to CHF 387 million, mainly due to trading losses related to the Puerto Rico municipal market as well as lower income from taxable fixed income and US municipal bond trading.

Net interest and trading income in Retail & Corporate increased by CHF 18 million.

Within the Investment Bank, Investor Client Services net interest and trading income increased by CHF 981 million, primarily due to higher derivatives revenues, mainly as a result of higher revenues in Asia Pacific and Europe, Middle East and Africa. Furthermore, cash revenues increased, largely as 2012 included a loss of CHF 349 million related to the Facebook initial public offering. Revenues in financing services and other equities also increased. These increases were partly offset by lower revenues in rates and credit, primarily due to weaker trading performance in the flow businesses, and by slightly lower foreign exchange revenues. Corporate Client Solutions net interest and trading income increased by CHF 460 million, largely due to higher revenues in equity capital markets, mainly as a result of a large private transaction recorded in the first half of 2013.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, decreased by CHF 972 million, partly due to losses of CHF 153 million related to our macro cash flow hedge models compared with gains of CHF 152 million in the prior year. The decrease in net interest and trading income was also due to a decline in revenues to CHF 22 million from CHF 245 million in the repurchase agreement unit, which was transferred from the Investment Bank to Corporate Center – Core Functions in 2013 and for which prior period information was restated. Whereas restated results reflected no allocation of revenues from the repurchase agreement unit to the business divisions, from 2013 onwards revenues from this unit are allocated to the business divisions, mainly to Wealth Management. In addition, 2013 included losses from cross-currency basis swaps of CHF 222 million which are held as economic hedges and central funding costs retained in Group Treasury increased. Furthermore, 2013 included CHF 102 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition which are retained in Corporate Center – Core Functions with effect from 1 January 2013.

In Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 1,191 million. Non-core net interest and trading income decreased by CHF 1,146 million, largely due to lower revenues in rates and credit as we focused on risk-weighted assets (RWA) and balance sheet reduction, as well as on reducing operational complexity as part of the accelerated implementation of our strategy. In 2012, portfolios were actively traded and benefited from increased liquidity, with strong two-way client flow that resulted in higher revenues. Legacy Portfolio net interest and trading income decreased by CHF 45 million. In 2013, we exercised our option to acquire the SNB StabFund’s equity and recorded an option revaluation gain of CHF 431 million prior to the exercise compared with a gain of CHF 526 million in the prior year. Trading revenues also decreased due to an interest charge of CHF 34 million in 2013 relating to tax obligations of the SNB StabFund. Legacy Portfolio net interest and trading income, excluding the SNB StabFund option, increased by CHF 83 million, mainly as 2012 included losses on collateralized debt obligations (CDO) and related hedging swaps of CHF 171 million as we exited certain CDO positions to reduce RWA.

g Refer to “Note 3 Net interest and trading income” and “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 50 million compared with CHF 118 million in the prior year.

In Wealth Management, net credit loss expenses were CHF 10 million compared with net credit loss recoveries of CHF 1 million in the prior year.

In Wealth Management Americas, 2013 included net credit loss expenses of CHF 27 million compared with net credit loss expenses of CHF 14 million in the prior year. The 2013 expenses were largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

In Retail & Corporate, net credit loss expenses were CHF 18 million compared with net credit loss expenses of CHF 27 million in the prior year. 2013 included net specific loan loss allowances of CHF 113 million, reflecting a number of new workout cases that were individually reviewed, downgraded and impaired as well as adjustments on existing positions. This was largely offset by a net release of CHF 95 million of collective loan loss allowances based on the ongoing review of the portfolio, as well as the overall improved outlook for relevant industries. The prior year included net specific loan loss allowances of CHF 43 million, partly offset by a net decrease in collective loan loss allowances of CHF 16 million.

In Non-core and Legacy Portfolio, net credit loss recoveries were CHF 3 million compared with net credit loss expenses of CHF 78 million in the prior year, which mainly reflected an impairment charge related to certain student loan auction rate securities, subsequently sold to reduce RWA.

g Refer to the “Wealth Management Americas”, “Retail & Corporate” and “Corporate Center” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Net fee and commission income

Net fee and commission income increased by CHF 891 million to CHF 16,287 million.

Portfolio management and advisory fees increased by CHF 730 million to CHF 6,625 million, mainly in Wealth Management Americas and in Wealth Management, largely due to higher average invested assets as well as pricing adjustments.

Net brokerage fees increased by CHF 231 million to CHF 3,196 million, mainly in the Investment Bank due to improved market activity levels, and in Wealth Management Americas due to higher client activity levels.

Credit loss (expense)/recovery

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Wealth Management	(10)	1	11

Wealth Management Americas	(27)	(14)	(6)	93
Retail & Corporate	(18)	(27)	(101)	(33)

Investment Bank	2	0	(10)

Corporate Center	3	(78)	22
of which: Core Functions	0	0	(1)
of which: Non-core and Legacy Portfolio	3	(78)	22

Total	(50)	(118)	(84)	(58)

Investment fund fees increased by CHF 177 million to CHF 3,803 million, primarily due to higher managed account fees calculated on higher invested asset levels in Wealth Management Americas and higher client activity levels in Wealth Management.

Total underwriting fees decreased by CHF 165 million to CHF 1,374 million, reflecting a decrease of CHF 208 million in debt underwriting fees, mainly in the Investment Bank.

g Refer to “Note 4 Net fee and commission income” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Other income

Other income was CHF 580 million compared with CHF 641 million in the prior year.

Income from financial investments available-for-sale was CHF 168 million compared with CHF 308 million in the prior year.

Net gains from disposals of financial investments available-for-sale in 2013 included gains of CHF 74 million resulting from the divestment of our participation in Euroclear Plc., of which CHF 27 million was allocated to Retail & Corporate, CHF 25 million to Wealth Management and CHF 22 million to the Investment Bank. Further, net gains from disposals of financial investments available-for-sale included net gains of CHF 61 million in Corporate Center – Core Functions in 2013. 2012 included net gains of CHF 272 million in Corporate Center – Core Functions, as well as gains of CHF 101 million in Non-core and Legacy Portfolio, mainly related to the sale of an equity investment.

Income related to associates and subsidiaries increased by CHF 79 million to CHF 160 million, mainly due to lower charges for certain provisions for litigation, regulatory and similar matters recorded within other income, partly offset by lower income related to our participation in the SIX Group. Furthermore, 2013 included a net gain on sale of our remaining proprietary trading business of CHF 31 million.

Other income excluding income from financial investments available-for-sale and income related to associates and subsidiaries was unchanged at CHF 252 million. Gains on sales of real estate were CHF 288 million compared with CHF 112 million in the prior year. Net gains on sales of loans and receivables were CHF 53 million compared with net losses of CHF 11 million in the prior year. Furthermore, 2013 included losses related to the buyback of debt in public tender offers of CHF 194 million.

g Refer to “Note 5 Other income” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Operating expenses

Total operating expenses decreased by CHF 2,755 million to CHF 24,461 million. Restructuring charges were CHF 772 million compared with CHF 371 million in the prior year, mainly related to increased non-personnel related restructuring charges, partly offset by lower personnel-related restructuring charges.

Furthermore, 2012 included a credit related to changes to our Swiss pension plan of CHF 730 million and a credit related to changes to our retiree benefit plans in the US of CHF 116 million, as well as impairment losses on goodwill and other non-financial assets of CHF 3,064 million. On an adjusted basis, total operating expenses decreased by CHF 938 million to CHF 23,689 million, mainly due to a reduction of CHF 848 million in charges for provisions for litigation, regulatory and similar matters as well as a decrease of CHF 199 million in personnel expenses, partly offset by an increase of CHF 110 million in other non-personnel expenses.

g Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on restructuring charges.

Operating expenses

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Personnel expenses (adjusted)[1]
Salaries	6,203	6,750	6,828	(8)
Total variable compensation	3,201	3,005	3,531	7
of which: relating to current year[2]	2,369	1,901	2,020	25
of which: relating to prior years[3]	832	1,104	1,511	(25)
Wealth Management Americas: Financial advisor compensation[4]	3,140	2,873	2,519	9
Other personnel expenses[5]	2,481	2,595	2,494	(4)

Total personnel expenses (adjusted)[1]	15,026	15,225	15,373	(1)

Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	1,701	2,549	276	(33)
Other non-personnel expenses[6]	6,962	6,852	6,453	2

Total non-personnel expenses (adjusted)[1]	8,662	9,401	6,728	(8)

Adjusting items	772	2,589	380	(70)
of which: personnel-related restructuring charges	156	358	261	(56)
of which: other restructuring charges	616	14	119
of which: credits related to changes to the Swiss pension plan and retiree benefit plans in the US7		(846)
of which: impairment of goodwill and other non-financial assets[8]		3,064

Total operating expenses as reported	24,461	27,216	22,482	(10)

1	Excluding adjusting items.
2	Includes expenses relating to performance awards and other variable compensation for the respective performance year.
3	Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.
4	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.
5	Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
6	Includes general and administrative expenses excluding charges for provisions for litigation, regulatory and similar matters, as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.
7	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
8	Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

Personnel expenses

Personnel expenses increased by CHF 445 million to CHF 15,182 million. 2013 included net charges of CHF 156 million in personnel-related restructuring expenses compared with CHF 358 million in the prior year. Furthermore, 2012 included a credit related to changes to our Swiss pension plan of CHF 730 million and a credit related to changes to our retiree benefit plans in the US of CHF 116 million. On an adjusted basis, personnel expenses decreased by CHF 199 million to CHF 15,026 million.

Expenses for salaries, excluding the effects of restructuring, decreased by CHF 547 million, largely due to a reduction in the number of personnel as a result of our ongoing cost reduction programs.

Excluding the effects of restructuring, total variable compensation expenses increased by CHF 196 million. Expenses for performance awards increased by CHF 116 million, due to higher expenses for current year performance awards reflecting a 28% increase in the overall performance award pool, partly offset by a lower charge for the amortization of deferred compensation awards from prior years. Including restructuring, expenses for performance awards were virtually unchanged. Other variable compensation expenses excluding restructuring increased by CHF 80 million, mainly due to increased expenses for retention payments.

Financial advisor compensation in Wealth Management Americas increased by CHF 267 million, corresponding with higher compensable revenues.

Other personnel expenses decreased by CHF 114 million on an adjusted basis, mainly due to lower expenses for pension and other post-employment benefits plans and reduced expenses for contractors.

g Refer to “Note 6 Personnel expenses”, “Note 28 Pension and other post-employment benefit plans” and “Note 29 Equity participation and other compensation plans” in the “Financial information” section, as well as to the “Compensation” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

General and administrative expenses

General and administrative expenses decreased by CHF 273 million to CHF 8,380 million. On an adjusted basis, excluding net restructuring charges of CHF 548 million in 2013 compared with zero in 2012, general and administrative expenses decreased by CHF 821 million.

Net charges for provisions for litigation, regulatory and similar matters decreased by CHF 848 million to CHF 1,701 million, primarily as the prior year included charges arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. This was partly offset by higher provisions in 2013 for claims related to sales of residential mortgage-backed securities and mortgages. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of significant claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014.

2013 expenses included a net charge of CHF 124 million for the UK bank levy, mainly in Non-core and Legacy Portfolio and the Investment Bank, compared with a net charge of CHF 127 million recognized in the prior year, as well as a charge of CHF 110 million related to the Swiss-UK tax agreement, allocated primarily to Wealth Management, and an impairment charge of CHF 87 million in Non-core and Legacy Portfolio related to certain disputed receivables. Furthermore, excluding the effects of restructuring, expenses decreased for outsourcing of information technology and other services, occupancy, and marketing and public relations, by CHF 76 million, CHF 66 million and CHF 50 million, respectively.

g Refer to “Note 7 General and administrative expenses” and “Note 22 Provisions and contingent liabilities” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

g Refer to the “Regulatory and legal developments” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the charge in relation to the Swiss-UK tax agreement.

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 816 million compared with CHF 689 million in the prior year, partly as restructuring-related charges increased to CHF 68 million from CHF 14 million.

Impairment of goodwill was zero compared with CHF 3,030 million in the prior year.

Amortization and impairment of intangible assets was CHF 83 million compared with CHF 106 million in the prior year. We recorded impairment charges of CHF 3 million compared with CHF 17 million.

g Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Tax

We recognized a net income tax benefit of CHF 110 million for 2013, which included a Swiss tax expense of CHF 548 million and a net foreign tax benefit of CHF 658 million.

The Swiss tax expense included a current tax expense of CHF 93 million related to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. In addition, it included a deferred tax expense of CHF 455 million, mainly reflecting the amortization of deferred tax assets previously recognized in relation to tax losses carried forward used to offset taxable profits for the year.

The net foreign tax benefit included a current tax expense of CHF 342 million in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. This was more than offset by a net deferred tax benefit of CHF 1,000 million reflecting a net upward revaluation of deferred tax assets, partially offset by the amortization of deferred tax assets, as tax losses were used against taxable profits.

In 2014, notwithstanding the effects of any potential reassessment of the level of deferred tax assets, we expect the tax rate to be in the range of 20% to 25%. Consistent with past practice, we expect to revalue our overall level of deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. Furthermore, based on our actual and forecasted financial performance, we may reassess the manner in which the probability of future taxable income is evaluated and include additional forecasted taxable income in our deferred tax assets assessment which may have a material effect on recognized deferred tax assets and tax expense. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the US and UK differ from what is expected.

g Refer to “Note 8 Income taxes” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Total comprehensive income attributable to UBS shareholders

Total comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). These items will be reclassified to net profit when the underlying item is sold or realized, with the exception of gains and losses on defined benefit plans and certain property revaluations.

In 2013, total comprehensive income attributable to UBS shareholders was CHF 1,961 million, reflecting net profit attributable to UBS shareholders of CHF 3,172 million, partly offset by negative OCI attributable to UBS shareholders of CHF 1,211 million (net of tax).

OCI in 2013 included negative cash flow hedge OCI of CHF 1,520 million (net of tax), mainly reflecting significant increases in long-term interest rates across all major currencies.

Foreign currency translation losses amounted to CHF 471 million (net of tax), primarily related to a weakening of the US dollar, Indian rupee and Australian dollar against the Swiss franc.

OCI associated with financial investments available-for-sale was negative CHF 154 million (net of tax), mainly as previously unrealized net gains were reclassified from OCI to the income statement upon sale of investments.

These decreases in OCI were partly offset by net OCI gains on defined benefit plans of CHF 939 million (net of tax), mainly related to our Swiss pension plan which recorded a pre-tax OCI gain of CHF 1,119 million. This OCI gain on the Swiss pension plan reflected a gain of CHF 1,124 million due to a reduction of the defined benefit obligation and a gain of CHF 803 million related to an increase in the fair value of plan assets, partly offset by an OCI reduction of CHF 808 million representing the excess of the pension surplus over the estimated future economic benefit. The net pre-tax OCI gains on non-Swiss pension plans amounted to CHF 49 million.

g Refer to the “Statement of comprehensive income” and “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Net profit attributable to preferred noteholders

Net profit attributable to preferred noteholders was CHF 204 million compared with CHF 220 million in the prior year.

We expect net profit attributable to preferred noteholders to be approximately CHF 110 million in both 2014 and 2015, and approximately CHF 85 million in 2016.

Key figures

Cost/income ratio

The cost/income ratio improved to 88.0% in 2013 compared with 106.6% in the prior year. On an adjusted basis, the cost/income ratio improved to 85.0% from 89.1%.

Risk-weighted assets

Our phase-in Basel III RWA decreased by CHF 33 billion to CHF 229 billion, mainly due to a CHF 41 billion reduction in credit risk RWA and a CHF 17 billion reduction in market risk RWA, partly offset by a CHF 25 billion increase in operational risk RWA. The CHF 41 billion decrease in credit risk RWA was mainly due to a CHF 24 billion reduction related to Other exposure segments, mainly driven by a reduction in RWA for advanced and standardized credit valuation adjustments (CVA) of CHF 18 billion, mainly due to benefits from economic CVA hedges, ratings migration, reduced exposures and market-driven reductions in the Investment Bank and Non-core and Legacy Portfolio. Furthermore, a decline of CHF 6 billion was realized due to the sale of securitization exposures in Non-core and Legacy Portfolio. Credit risk RWA for exposures to corporates decreased by CHF 10 billion, primarily due to a reduction in drawn loans, undrawn loan commitments and derivative exposures in Wealth Management Americas, the Investment Bank and Non-core and Legacy Portfolio. Credit risk RWA for exposures to banks declined by CHF 6 billion, mainly due to lower derivative exposures in the Investment Bank and Non-core and Legacy Portfolio. The CHF 17 billion decrease in market risk RWA was due to a CHF 5 billion decrease in the comprehensive risk measure, a decline of CHF 4 billion in the incremental risk charge and reductions of CHF 2 billion, CHF 3 billion and CHF 1 billion in RWA related to value-at-risk (VaR), stressed VaR and risks-not-in-VaR, respectively. The CHF 25 billion increase in operational risk RWA was primarily due to incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

g Refer to the “Investment Bank”, “Corporate Center” and “Capital management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

g Refer to the “Regulatory and legal developments” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Net new money

In Wealth Management, all regions contributed to net inflows of CHF 35.9 billion in 2013, compared with CHF 26.3 billion in the prior year. The strongest net inflows were recorded in Asia Pacific followed by emerging markets, Switzerland and Europe. Net inflows in the European onshore and the Swiss-based Global Family Office business in Europe more than offset net outflows in the European cross-border business, which was negatively affected by ongoing asset outflows in the context of fiscal and regulatory concerns. On a global basis, net new money from ultra high net worth clients was CHF 33.6 billion compared with CHF 19.9 billion in the prior year.

In Wealth Management Americas, net new money totaled CHF 17.6 billion, or USD 19.0 billion, compared with CHF 20.6 billion, or USD 22.1 billion, in the prior year, due to lower inflows from financial advisors employed with UBS for more than one year as well as lower inflows from net recruiting of financial advisors. This decrease was partly offset by higher inflows from the Global Family Office.

Excluding money market flows, Global Asset Management recorded net new money inflows from third parties of CHF 0.7 billion compared with net outflows of CHF 0.6 billion in 2012. Net inflows, notably from clients serviced from Europe, Middle East and Africa and from Switzerland, were partly offset by net outflows from clients serviced from the Americas. Net new money outflows from clients of UBS’s wealth management businesses, excluding money market flows, were CHF 5.5 billion compared with CHF 5.2 billion in the prior year. Net outflows, mainly from clients serviced from Switzerland, were partly offset by net inflows from clients serviced from the Americas. Money market net outflows from third parties were CHF 1.5 billion compared with net inflows of CHF 0.9 billion in the prior year and were mainly from clients serviced from the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 13.6 billion compared with CHF 8.3 billion in the prior year. In both years, net outflows were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities. This led to CHF 8.3 billion in outflows from money market funds managed by Global Asset Management in 2013 and CHF 6.2 billion in 2012. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money. Total net new money outflows were CHF 19.9 billion compared with CHF 13.3 billion in the prior year.

g Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Net new money1

	For the year ended
CHF billion	31.12.13	31.12.12	31.12.11
Wealth Management	35.9	26.3	23.5

Wealth Management Americas	17.6	20.6	12.1

Global Asset Management	(19.9)	(13.3)	4.3

of which: non-money market flows	(4.8)	(5.9)	9.0
of which: money market flows	(15.1)	(7.4)	(4.7)

1	Net new money excludes interest and dividend income.

Invested assets

In Wealth Management, invested assets were CHF 886 billion as of 31 December 2013, representing an increase of CHF 65 billion from 31 December 2012. Net new money inflows of CHF 36 billion and positive market performance of CHF 34 billion were slightly offset by negative currency translation effects of CHF 4 billion.

In Wealth Management Americas, invested assets were CHF 865 billion as of 31 December 2013, an increase of CHF 93 billion from 31 December 2012. In US dollar terms, invested assets increased by USD 127 billion to USD 970 billion, reflecting positive market performance of USD 108 billion and continued strong net new money inflows of USD 19 billion.

In Global Asset Management, invested assets were CHF 583 billion as of 31 December 2013 compared with CHF 581 billion as of 31 December 2012. Net new money outflows of CHF 20 billion, combined with negative currency translation effects of CHF 15 billion and a reduction of CHF 7 billion related to the aforementioned sale of the Canadian domestic business, were more than offset by positive market performance of CHF 44 billion.

g Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Invested assets

	As of			% change from
CHF billion	31.12.13	31.12.12	31.12.11	31.12.12

Wealth Management	886	821	750	8

Wealth Management Americas	865	772	709	12

Global Asset Management	583	581	574	0

2012 compared with 2011

Performance

Operating profit before tax was a loss of CHF 1,794 million in 2012 compared with a profit of CHF 5,307 million in the prior year. The 2012 loss was primarily due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets and net charges for provisions for litigation, regulatory and similar matters of CHF 2,549 million, including charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, as well as claims related to sales of residential mortgage-backed securities. The full year 2012 result also included an own credit loss on financial liabilities designated at fair value of CHF 2,202 million and net restructuring charges of CHF 371 million.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For 2012, the items we excluded were the abovementioned impairment losses of CHF 3,064 million, the own credit loss of CHF 2,202 million, gains on sales of real estate of CHF 112 million, a credit to personnel expenses related to changes to our Swiss pension plan of CHF 730 million, net restructuring charges of CHF 371 million and a credit to personnel expenses related to changes to our retiree benefit plans in the US of CHF 116 million. The adjustments in 2011 were an own credit gain of CHF 1,537 million, gains on sales of real estate of CHF 94 million, a gain on sale of our strategic investment portfolio of CHF 722 million and net restructuring charges of CHF 380 million.

On this adjusted basis, the 2012 profit before tax was CHF 2,885 million compared with CHF 3,334 million in 2011, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 2,273 million to CHF 2,549 million, while 2011 included a loss of CHF 1,849 million related to the unauthorized trading incident announced in September of that year.

Operating income

Total operating income was CHF 25,423 million in 2012 compared with CHF 27,788 million in 2011. Excluding the impacts of own credit as well as gains on sales of real estate in both years and the gain on the sale of our strategic investment portfolio in 2011, operating income increased by CHF 2,078 million to CHF 27,513 million.

Net interest and trading income

Net interest and trading income decreased by CHF 1,665 million to CHF 9,504 million. 2012 included an own credit loss on financial liabilities designated at fair value of CHF 2,202 million, primarily reflecting significant tightening of our funding spreads, compared with an own credit gain of CHF 1,537 million in 2011. Excluding the impact of own credit, net interest and trading income increased by CHF 2,074 million.

Net interest and trading income in Wealth Management declined by CHF 118 million, mainly as the prior year included CHF 103 million of interest income stemming from the abovementioned strategic investment portfolio. Moreover, net interest income was negatively affected by increased costs of CHF 69 million related to assets managed centrally by Group Treasury. Furthermore, net trading revenues declined as a result of lower treasury-related income and lower client activity levels following reduced volatility in the foreign exchange market. These factors were partly offset by CHF 180 million higher product-related interest income, reflecting the beneficial effects of increases in client deposit and lending volumes.

In Wealth Management Americas, net interest and trading income increased by CHF 86 million, reflecting favorable currency effects and higher client balances in securities-backed lending and mortgages.

Retail & Corporate net interest and trading income declined by CHF 194 million, partly as the prior year included interest income of CHF 68 million related to our strategic investment portfolio. Net interest income was also negatively affected by increased costs related to assets managed centrally by Group Treasury and lower allocations related to investment proceeds from the firm’s equity. The loan margin was stable, but the historically low interest rate environment continued to negatively affect the deposit margin. This was partly offset by growth in average deposit and, to a lesser extent, loan volumes as well as a number of pricing adjustments. Net trading income decreased to CHF 281 million from CHF 333 million due to lower treasury-related income and lower valuation income in 2012 related to credit default swaps to hedge certain loans.

Within the Investment Bank, Corporate Client Solutions net interest and trading income increased by CHF 176 million, largely due to higher revenues in debt capital markets. Investor Client Services net interest and trading income increased by CHF 567 million, mainly as 2011 included a loss of CHF 1,849 million related to the unauthorized trading incident, partly offset by lower equities cash revenues, mainly as 2012 included a loss of CHF 349 million related to the Facebook initial public offering. In addition, equities derivatives revenues declined, as trading revenues, particularly in Asia Pacific and Europe, Middle East and Africa, were affected by lower volatility levels. Other equities revenues also decreased, primarily reflecting a reduced contribution from proprietary trading as we continued to exit the business. Furthermore, foreign exchange revenues declined, mainly within foreign exchange spot and foreign exchange options as volatility decreased from the high levels seen in 2011 resulting from eurozone uncertainty. Rates and credit revenues also declined, primarily due to increased negative debit valuation adjustments and lower revenues from flow businesses, partly offset by higher revenues from solutions businesses.

Excluding own credit, net interest and trading revenues in Corporate Center – Core Functions decreased by CHF 18 million.

In Non-core and Legacy Portfolio, net interest and trading income increased by CHF 1,573 million. Our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 526 million in 2012, compared with a loss of CHF 133 million in 2011. Legacy Portfolio net interest and trading income excluding the SNB StabFund option increased by CHF 714 million, partly as 2011 included a loss of CHF 284 million related to credit valuation adjustments for monoline credit protection. Non-core net interest and trading revenues increased by CHF 200 million, mainly as a result of higher credit revenues.

g Refer to “Note 3 Net interest and trading income“and “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Credit loss expense/recovery

In 2012, we recorded net credit loss expenses of CHF 118 million compared with net credit loss expenses of CHF 84 million in 2011. In 2012, we recorded net credit loss expenses of CHF 78 million in Non-core and Legacy Portfolio, mainly related to student loan auction rate securities, and net credit loss expenses of CHF 27 million in Retail & Corporate.

g Refer to the “Wealth Management Americas”, “Retail & Corporate” and “Corporate Center” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Net fee and commission income

Net fee and commission income increased by CHF 160 million to CHF 15,396 million.

Underwriting fees increased by CHF 359 million to CHF 1,539 million, reflecting an increase in both equity and debt underwriting fees. The increase in underwriting fees corresponded to increased market share in both equity underwriting and debt underwriting. In addition, we increased our participation in private and structured transactions.

Portfolio management and advisory fees increased by CHF 344 million to CHF 5,895 million, mainly reflecting an increase in Wealth Management Americas.

Net brokerage fees fell by CHF 271 million, primarily in the Investment Bank due to a lower level of client activity.

Merger and acquisition and corporate finance fees decreased by CHF 313 million due to a lower volume of transactions.

g Refer to “Note 4 Net fee and commission income” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Other income

Other income was CHF 641 million compared with CHF 1,467 million in the previous year.

In 2012, net revenues from financial investments available-for-sale were CHF 308 million, which included CHF 272 million in gains from Corporate Center – Core Functions, as well as a gain of CHF 101 million in Non-core and Legacy Portfolio mainly related to the sale of an equity investment. In 2011, net revenues from financial investments available-for-sale were CHF 887 million, which included a gain of CHF 722 million from the sale of our strategic investment portfolio as well as net gains of CHF 141 million in Corporate Center – Core Functions.

Other income from associates and subsidiaries was CHF 81 million compared with CHF 44 million, mainly related to higher revenues from our participation in the SIX Group.

Other income in 2012 further included gains of CHF 112 million on sales of Swiss real estate compared with a gain of CHF 78 million on sale of a property in Switzerland in 2011. Other income in 2011 included net gains of CHF 344 million from the sale of loans and receivables.

g Refer to “Note 5 Other income” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Operating expenses

Total operating expenses increased by CHF 4,734 million to CHF 27,216 million, mainly due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets and CHF 2,273 million higher net charges for provisions for litigation, regulatory and similar matters. The appreciation of the US dollar and British pound against the Swiss franc also contributed to the overall increase. These increases were partly offset by a credit to personnel expenses of CHF 730 million related to changes to our Swiss pension plan and a credit to personnel expenses of CHF 116 million related to changes to our retiree benefit plans in the US. Net restructuring charges were CHF 371 million in 2012 compared with CHF 380 million in 2011.

g Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Personnel expenses

Personnel expenses decreased by CHF 897 million to CHF 14,737 million. In 2012, personnel expenses included a credit of CHF 730 million related to changes to our Swiss pension plan and a credit of CHF 116 million related to changes to our retiree benefit plans in the US. Net personnel-related restructuring charges were CHF 358 million in 2012 compared with CHF 261 million in 2011. Excluding the effects of restructuring and the credits related to the Swiss and US benefit plans, personnel expenses decreased by CHF 148 million, despite the appreciation of the US dollar and British pound against the Swiss franc.

On this adjusted basis, expenses for performance awards declined by CHF 577 million to CHF 2,885 million. Expenses relating to 2012 performance awards recognized in the performance year 2012 were CHF 1,724 million, down CHF 123 million from the prior year, reflecting a 7% decrease in the overall performance award pool for the 2012 performance year. The amortization of deferred compensation awards from prior years decreased by CHF 454 million to CHF 1,161 million.

Other variable compensation excluding restructuring charges increased by CHF 51 million, reflecting increased expenses for employee retention, including costs related to a special plan award program.

Salary expenses, excluding restructuring, decreased by CHF 78 million, partly related to a one-time net credit of CHF 31 million from changes to the rules for the Swiss long-service and sabbatical awards.

Financial advisor compensation in Wealth Management Americas increased by CHF 354 million excluding restructuring reflecting higher revenue production and higher compensation commitments with recruited financial advisors.

g Refer to “Note 6 Personnel expenses”, “Note 28 Pension and other post-employment benefit plans” and “Note 29 Equity participation and other compensation plans” in the “Financial information” section and to the “Compensation” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

General and administrative expenses

General and administrative expenses were CHF 8,653 million in 2012 compared with CHF 5,959 million in 2011.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 2,273 million, primarily as a result of charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates and claims related to sales of residential mortgage-backed securities.

Costs for outsourcing of information technology and other services increased by CHF 206 million due to higher business demand.

Expenses for marketing and public relations increased by CHF 135 million, partly due to expenditures related to our 150th anniversary, and professional fees increased by CHF 86 million. In 2012, no general and administrative restructuring charges were recorded compared with net charges of CHF 93 million in 2011.

g Refer to “Note 7 General and administrative expenses” and “Note 22 Provisions and contingent liabilities” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 689 million, a decrease of CHF 72 million from the prior year, mainly reflecting lower depreciation of information technology equipment.

Impairment of goodwill was CHF 3,030 million in 2012.

Amortization and impairment of intangible assets was CHF 106 million compared with CHF 127 million. In 2012, we recorded impairment charges of CHF 17 million. In 2011, impairment charges were CHF 37 million, mainly related to a past acquisition in the UK.

g Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Tax

We recognized a net income tax expense in the income statement for the year of CHF 461 million. This included a Swiss current tax expense of CHF 95 million, which relates to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. The net income tax expense for the year also includes a Swiss deferred tax expense of CHF 23 million, which relates to a decrease in recognized deferred tax assets due to Swiss pre-tax profits earned during the year, offset by Swiss tax relief for the impairment of goodwill. In addition, it includes a foreign net current tax expense of CHF 72 million, which relates to a tax expense in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset, which were partly offset by a tax benefit from the release of provisions in respect of tax positions which were previously uncertain. Finally, the net income tax expense for the year includes a foreign deferred tax expense of CHF 271 million, which mainly reflects a tax expense for the amortization of deferred tax assets, as tax losses were used against taxable profits.

g Refer to “Note 8 Income taxes” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Total comprehensive income attributable to UBS shareholders

Total comprehensive income attributable to UBS shareholders in 2012 was negative CHF 1,966 million, reflecting the net loss attributable to UBS shareholders of CHF 2,480 million, partly offset by positive other comprehensive income attributable to UBS shareholders of CHF 514 million.

OCI in 2012 included net OCI gains on defined benefit plans of CHF 609 million (net of tax). This reflected net pre-tax OCI gains of CHF 1,023 million, which were almost entirely due to an increase in the fair value of plan assets of the Swiss pension plan, partly offset by an income tax expense of CHF 413 million. Cash flow hedge OCI was positive CHF 384 million (net of tax), mainly reflecting decreases in long-term interest rates across all major currencies, partly offset by the reclassification of net gains associated with the effective portion of changes in fair value of hedging derivatives to the income statement. Financial investments available-for-sale OCI was positive CHF 26 million (net of tax). Foreign currency translation OCI was a loss of CHF 511 million (net of tax), predominantly related to the 2% weakening of the US dollar against the Swiss franc.

OCI attributable to UBS shareholders in 2011 was CHF 934 million (net of tax), mainly reflecting positive cash flow hedge OCI of CHF 1,537 million and foreign currency translation gains of CHF 722 million, partly offset by net OCI losses on defined benefit plans of CHF 1,820 million.

g Refer to the “Statement of comprehensive income” and “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Net profit attributable to preferred noteholders

Net profit attributable to preferred noteholders was CHF 220 million in 2012.

Key figures

Cost/income ratio

The cost/income ratio increased to 106.6% in 2012 compared with 80.7% in the prior year. On an adjusted basis, the cost/income ratio increased to 89.1% from 86.6%.

Net new money

In Wealth Management, net new money inflows were CHF 26.3 billion in 2012 compared with CHF 23.5 billion in 2011. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows in the offshore business, mainly related to clients from countries neighboring Switzerland. This was partly offset by net inflows in the European onshore business.

Swiss wealth management reported increased net inflows compared with the prior year.

Wealth Management Americas recorded net new money inflows of CHF 20.6 billion or USD 22.1 billion in 2012, compared with net new money inflows of CHF 12.1 billion or USD 14.1 billion in 2011 due to stronger inflows from net recruiting of financial advisors as well as financial advisors employed with UBS for more than one year.

Excluding money market flows, Global Asset Management recorded net new money outflows of CHF 5.9 billion in 2012 compared with net inflows of CHF 9.0 billion in the prior year. Net new money from third parties was a net outflow of CHF 0.6 billion compared with a net inflow of CHF 12.2 billion. Net new money from clients of UBS’s wealth management businesses was a net outflow of CHF 5.2 billion compared with a net outflow of CHF 3.1 billion.

g Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Invested assets

Invested assets in Wealth Management rose by CHF 71 billion to CHF 821 billion during the year. Positive market performance and net new money inflows were partly offset by negative currency translation effects.

In Wealth Management Americas, invested assets increased by CHF 63 billion to CHF 772 billion, reflecting positive market performance and strong net new money inflows.

Global Asset Management invested assets increased by CHF 7 billion to CHF 581 billion, mainly due to positive market performance, partly offset by net new money outflows and negative currency translation effects. The sale, as agreed prior to the acquisition, of parts of the ING Investment Management business acquired in Australia in 2011 resulted in a net divestment of CHF 14 billion of invested assets in 2012.

g Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Wealth Management

Profit before tax was CHF 2,247 million in 2013, a decrease of CHF 160 million compared with CHF 2,407 million in 2012. Operating expenses included restructuring charges of CHF 178 million in 2013, while the prior year included a credit to personnel expenses of CHF 358 million related to changes to our pension and retiree benefit plans as well as restructuring charges of CHF 26 million. Adjusted for these items, profit before tax increased by CHF 350 million to CHF 2,425 million, reflecting CHF 522 million higher operating income, partly offset by a CHF 172 million increase in adjusted operating expenses, which included a charge in relation to the Swiss-UK tax agreement of CHF 107 million. The gross margin on invested assets declined by 1 basis point to 88 basis points. Net new money was CHF 35.9 billion compared with CHF 26.3 billion in the prior year.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Net interest income	2,061	1,951	1,968	6
Net fee and commission income	4,648	4,275	4,363	9
Net trading income	807	778	878	4
Other income	57	37	425	54

Income	7,573	7,040	7,634	8
Credit loss (expense)/recovery	(10)	1	11

Total operating income	7,563	7,041	7,645	7

Personnel expenses	3,371	2,865	3,300	18
General and administrative expenses	1,650	1,360	1,192	21
Services (to)/from other business divisions	97	243	318	(60)
Depreciation and impairment of property and equipment	190	159	165	19
Amortization and impairment of intangible assets	8	7	37	14

Total operating expenses[2]	5,316	4,634	5,012	15

Business division operating profit/(loss) before tax	2,247	2,407	2,633	(7)

Key performance indicators[3]
Pre-tax profit growth (%)	(6.6)	(8.6)	17.9
Cost/income ratio (%)	70.2	65.8	65.7
Net new money growth (%)[4]	4.4	3.5	3.1
Gross margin on invested assets (bps)[5]	88	89	101	(1)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Net new money excludes interest and dividend income.
5	Excludes any effect on profit or loss from a property fund (2013: loss of CHF 10 million, 2012: gain of CHF 4 million, 2011: loss of CHF 22 million).

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Additional information
Recurring income	5,652	5,277	5,406	7
Recurring income as a % of income (%)	74.6	75.0	70.8
Average attributed equity (CHF billion)[2]	3.5	4.0	5.0	(13)
Return on attributed equity (RoAE) (%)	64.2	60.9	52.7
Risk-weighted assets (phase-in, CHF billion)[3]	21.4	18.6		15
Risk-weighted assets (fully applied, CHF billion)[3]	20.9	18.2		15
Return on risk-weighted assets, gross (%)[4]	38.7	41.4
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[5]	122.1
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(7)

Net new money (CHF billion)[6]	35.9	26.3	23.5
Invested assets (CHF billion)	886	821	750	8
Client assets (CHF billion)	1,023	951	875	8
Loans, gross (CHF billion)	96.8	86.6	75.1	12
Due to customers (CHF billion)	189.4	180.2	170.2	5

Personnel (full-time equivalents)	16,414	16,210	15,904	1
Client advisors (full-time equivalents)	4,164	4,128	4,202	1

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
3	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
4	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.
5	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
6	Net new money excludes interest and dividend income.

Regional breakdown of key figures1,2

As of or for the year ended 31.12.13	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	1.9	18.5	6.2	9.4	33.6		8.3
Net new money growth (%)[4]	0.6	9.4	4.3	7.4	9.3		19.3
Invested assets (CHF billion)	363	218	160	135	416		61
Gross margin on invested assets (bps)	88	80	95	93	54		36	[5]
Client advisors (full-time equivalents)	1,620	1,032	761	688	892	[6]

1	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
2	Based on the Wealth Management business area structure, and excluding minor functions with 63 client advisors, CHF 10 billion of invested assets, and CHF 0.1 billion of net new money outflows.
3	Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.
4	Net new money excludes interest and dividend income.
5	Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management was 20 basis points.
6	Dedicated ultra high net worth units: 638 client advisors. Non-dedicated ultra high net worth units: 254 client advisors.

2013 compared with 2012

Results

Operating income

Total operating income was CHF 7,563 million compared with CHF 7,041 million in 2012, primarily due to higher net fee and commission income, as well as higher net interest income.

Net interest income increased by CHF 110 million to CHF 2,061 million, mainly due to revenues of CHF 110 million allocated from the repurchase agreement unit within Group Treasury in Corporate Center – Core Functions. Previously, such revenues were not allocated to the business divisions. The increase in net interest income was also due to lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. These factors, together with higher income resulting from increased loan and client deposit volumes, more than offset the negative effect of a lower deposit margin resulting from the ongoing low interest rate environment.

Net fee and commission income increased by CHF 373 million to CHF 4,648 million, mainly due to higher recurring net fee and commission income, which primarily resulted from a 10% increase in average invested assets, pricing adjustments and sales efforts. These positive effects were partly offset by the negative effect of the migration to retrocession-free products for investment mandates during 2013, as well as lower income due to ongoing outflows of assets from cross-border clients. Non-recurring net fee and commission income increased due to higher client activity levels, particularly in Asia Pacific, in the first half of 2013.

Net trading income increased by CHF 29 million to CHF 807 million and included higher income from foreign exchange-related products and increased treasury-related income, partly offset by lower income from precious metals.

Other income increased to CHF 57 million from CHF 37 million and included higher revenues for other services, as well as a gain of CHF 25 million related to the divestment of our participation in Euroclear Plc. This was partly offset by impairments of CHF 10 million related to our global property fund compared with gains of CHF 4 million in 2012.

Operating expenses

Total operating expenses were CHF 5,316 million, an increase of CHF 682 million from the prior year. Restructuring charges were CHF 178 million compared with CHF 26 million in 2012. Adjusted for restructuring charges and the aforementioned credit related to changes to our pension and retiree benefit plans of CHF 358 million, operating expenses increased by CHF 172 million to CHF 5,138 million, mainly as 2013 included a charge in relation to the Swiss-UK tax agreement of CHF 107 million.

Personnel expenses increased to CHF 3,371 million from CHF 2,865 million. Excluding restructuring charges and the credit related to changes to our pension and retiree benefit plans, personnel expenses increased by CHF 102 million to CHF 3,300 million. This increase included CHF 120 million higher personnel expenses due to the centralization of our operations units and higher variable compensation expenses, partly offset by lower personnel expenses related to technology and control functions. The centralization of our operations units from the business divisions in the Corporate Center in July 2012 and the subsequent reallocation of the operations units resulted in increased personnel expenses and general and administrative expenses, offset by decreased net charges from other business divisions as Retail & Corporate previously provided significant services to Wealth Management, which are now provided by the Corporate Center.

g Refer to the “Significant accounting and financial reporting structure changes” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on changes related to the centralization of operations units.

General and administrative expenses increased by CHF 290 million to CHF 1,650 million. This included restructuring charges of CHF 100 million compared with zero in the prior year. Excluding restructuring charges, general and administrative expenses increased by CHF 190 million, mainly due to the aforementioned CHF 107 million charge in relation to the Swiss-UK tax agreement, CHF 36 million higher expenses related to the aforementioned centralization of operations units as well as slightly higher marketing and branding expenses.

Charges for services from other business divisions decreased to CHF 97 million from CHF 243 million, mainly due to CHF 157 million lower allocations following the aforementioned centralization of operations units.

Depreciation was CHF 190 million compared with CHF 159 million, largely due to higher amortization of capitalized software, an impairment of capitalized software and restructuring charges of CHF 7 million compared with zero in the prior year. Amortization of intangible assets was CHF 8 million, a slight increase from CHF 7 million.

Cost/income ratio

The cost/income ratio was 70.2% compared with 65.8% in the prior year. Excluding restructuring charges and the effect from the credit related to changes to our pension and retiree benefit plans in 2012, the cost/income ratio improved to 67.8% from 70.5% and was within our target range of 60% to 70%.

Net new money growth

The net new money growth rate increased to 4.4% from 3.5% and was near the higher end of our target range of 3% to 5%. All regions contributed to net inflows of CHF 35.9 billion in 2013. The strongest net inflows were recorded in Asia Pacific followed by emerging markets, Switzerland and Europe. Net inflows in the European onshore and the Swiss-based Global Family Office business in Europe more than offset net outflows in the European cross-border business, which was negatively affected by ongoing asset outflows in the context of fiscal and regulatory concerns. On a global basis, net new money from ultra high net worth clients was CHF 33.6 billion compared with CHF 19.9 billion in the prior year.

Invested assets

Invested assets were CHF 886 billion as of 31 December 2013, representing an increase of CHF 65 billion from 31 December 2012. Net new money inflows of CHF 36 billion and positive market performance of CHF 34 billion were slightly offset by negative currency translation effects of CHF 4 billion.

Gross margin on invested assets

The gross margin on invested assets decreased by 1 basis point to 88 basis points, as the increase in average invested assets outpaced the increase in revenues. The gross margin was below our target range of 95 to 105 basis points. The calculation excludes any effect on profit or loss from a property fund.

Personnel

Wealth Management employed 16,414 personnel as of 31 December 2013 compared with 16,210 as of 31 December 2012, mainly reflecting an increase in non-client-facing staff.

The number of client advisors increased to 4,164 from 4,128, primarily in the key strategic growth areas of Asia Pacific and emerging markets, partly offset by reductions in Switzerland. The number of client advisors in Europe remained stable. The increase in non-client-facing staff was mainly recorded in Asia Pacific and emerging markets, in line with the increase in the number of client advisors.

2012 compared with 2011

Results

Profit before tax was CHF 2,407 million in 2012 compared with CHF 2,633 million in the prior year, which included a gain of CHF 433 million from the sale of our strategic investment portfolio in the third quarter of 2011. Operating expenses in 2012 included a credit to personnel expenses of CHF 358 million related to changes to our pension and retiree benefit plans. Adjusted for these two items and restructuring charges, profit before tax decreased by CHF 207 million to CHF 2,075 million, partly reflecting that the prior year benefited from CHF 103 million of accrued interest from the aforementioned strategic investment portfolio. Net new money was CHF 26.3 billion compared with CHF 23.5 billion.

Operating income

Total operating income was CHF 7,041 million in 2012 compared with CHF 7,645 million in 2011. Adjusted for the gain on the sale of our strategic investment portfolio, total operating income declined by CHF 171 million, mainly because 2011 included CHF 103 million of interest income stemming from the aforementioned strategic investment portfolio.

Net interest income decreased by CHF 17 million to CHF 1,951 million, mainly as the prior year included CHF 103 million of interest income stemming from the abovementioned strategic investment portfolio. Moreover, net interest income was negatively affected by increased costs of CHF 69 million related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and CHF 22 million lower allocations related to investment proceeds from the firm’s equity. These factors were largely offset by CHF 180 million higher product-related interest income, reflecting the beneficial effects of increases in client deposit and lending volumes.

Net fee and commission income declined by CHF 88 million to CHF 4,275 million, mainly due to lower recurring fees on discretionary business, investment funds and non-asset based fees, primarily resulting from the ongoing outflows of assets from cross-border clients. This was partly offset by 2% higher transaction-based fees due to increased client activity levels in Asia Pacific throughout the year.

Net trading income decreased by CHF 100 million to CHF 778 million, primarily due to lower treasury-related income and lower client activity levels following reduced volatility in the foreign exchange market.

Other income was CHF 37 million compared with CHF 425 million in 2011, mainly as the prior year included the abovementioned gain on the sale of our strategic investment portfolio.

Operating expenses

Total operating expenses were CHF 4,634 million, a decrease of CHF 378 million from the prior year. Restructuring charges were CHF 26 million, down from CHF 82 million in the previous year. Adjusted for these restructuring charges and the aforementioned credit related to changes to our pension and retiree benefit plans, operating expenses increased by CHF 36 million to CHF 4,966 million.

Personnel expenses decreased to CHF 2,865 million from CHF 3,300 million in the prior year. Excluding the abovementioned factors, personnel expenses decreased by CHF 38 million, primarily reflecting lower variable compensation expenses as well as reduced personnel expenses related to technology and operations costs. This was partly offset by higher personnel expenses of CHF 129 million due to the aforementioned centralization of operations units in July 2012. As Retail & Corporate previously provided significant services to Wealth Management, the centralization and subsequent reallocation of operations units had the effect of reducing net charges from other business divisions and increasing personnel and non-personnel costs in 2012.

General and administrative expenses were CHF 1,360 million compared with CHF 1,192 million in the prior year. This included higher investment in marketing and branding and increased charges for provisions for litigation, regulatory and similar matters. Further, the aforementioned centralization of operations units in 2012 led to increased expenses of CHF 45 million in 2012.

Charges for services from other business divisions decreased to CHF 243 million from CHF 318 million, mainly due to the CHF 175 million lower allocations from the aforementioned centralization of operations units, partly offset by higher allocations from other business transfers.

Depreciation was CHF 159 million compared with CHF 165 million in the prior year. Amortization of intangible assets was CHF 7 million, a decrease from CHF 37 million in 2011, which included the impairment of intangible assets related to a past acquisition in the UK.

Cost/income ratio

The cost/income ratio was 65.8% in 2012. On an adjusted basis excluding restructuring charges, the effect of the credit related to changes to our pension and retiree benefit plans in 2012 and the gain from the sale of the strategic investment portfolio in 2011, the cost/income ratio increased 2.0 percentage points to 70.5% and was above our target range of 60% to 70%.

Net new money growth

The net new money growth rate increased to 3.5% from 3.1% and remained within our target range of 3% to 5%. The strongest net inflows were recorded in Asia Pacific and emerging markets, as well as globally from ultra high net worth clients. Europe reported net outflows in the offshore business, mainly related to clients from countries neighboring Switzerland. This was partly offset by net inflows in the European onshore business. Swiss wealth management reported increased net inflows compared with the prior year.

Invested assets

Invested assets were CHF 821 billion as of 31 December 2012, representing an increase of CHF 71 billion from 31 December 2011. Positive market performance and net new money inflows were partly offset by negative currency translation effects, mainly resulting from a slight strengthening of the Swiss franc against the US dollar and the euro.

Gross margin on invested assets

In 2012, the gross margin on invested assets decreased 12 basis points to 89 basis points. Adjusted for the aforementioned gain on the sale of the strategic investment portfolio in the prior year, the gross margin declined 7 basis points to 89 basis points and was below our target range of 95 to 105 basis points. The gross margin calculation excludes any effect on profit or loss from a property fund.

Personnel

Wealth Management employed 16,210 personnel as of 31 December 2012 compared with 15,904 as of 31 December 2011. The aforementioned centralization and subsequent reallocation of personnel from operations units led to an increase of personnel. Excluding this effect, the number of non-client-advisor staff and client advisors decreased, mainly reflecting measures taken as a part of our cost reduction program announced in July 2011.

The number of client advisors decreased to 4,128 from 4,202 in the prior year due to reductions in more established markets, partly offset by further increases in the strategic growth areas of Asia Pacific and emerging markets.

Wealth Management Americas

Profit before tax was a record USD 927 million in 2013 compared with the prior record of USD 638 million in 2012. Adjusted for the effects of restructuring in both years as well as a credit in 2012 related to changes to our retiree benefit plans in the US, profit before tax increased to USD 991 million from USD 635 million. The adjusted result reflected a 12% increase in revenues due to higher recurring income and a 7% increase in operating expenses due to higher financial advisor related compensation, partly offset by lower charges for provisions for litigation, regulatory and similar matters. Net new money inflows were USD 19.0 billion compared with USD 22.1 billion in the prior year.

Business division reporting – in US dollars1

	As of or for the year ended			% change from
USD million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Net interest income	1,014	849	828	19
Net fee and commission income	5,637	4,925	4,559	14
Net trading income	418	507	509	(18)
Other income	36	32	25	13

Income	7,105	6,312	5,921	13
Credit loss (expense)/recovery	(30)	(15)	(6)	100

Total operating income	7,075	6,297	5,915	12

Personnel expenses	4,949	4,556	4,348	9
Financial advisor compensation[2]	2,708	2,399	2,249	13
Compensation commitments with recruited financial advisors[3]	690	679	609	2
Salaries and other personnel costs	1,551	1,477	1,490	5
General and administrative expenses	1,001	958	887	4
Services (to)/from other business divisions	14	(16)	(11)
Depreciation and impairment of property and equipment	130	107	112	21
Amortization and impairment of intangible assets	53	55	54	(4)

Total operating expenses[4]	6,147	5,659	5,389	9

Business division operating profit/(loss) before tax	927	638	526	45

Key performance indicators[5]
Pre-tax profit growth (%)[6]	45.3	21.3
Cost/income ratio (%)	86.5	89.7	91.0
Recurring income as a % of income (%)	71.9	67.6	66.2
Net new money growth (%)[7]	2.3	2.9	1.9
Gross margin on invested assets (bps)	79	78	79	1
Additional information
Recurring income	5,110	4,265	3,921	20
Average attributed equity (USD billion)[8]	3.0	6.6	9.1	(55)
Return on attributed equity (RoAE) (%)	30.9	9.6	5.8
Risk-weighted assets (phase-in, USD billion)[9]	27.5	25.6		7
Risk-weighted assets (fully applied, USD billion)[9]	27.3	25.3		8
Return on risk-weighted assets, gross (%)[10]	30.0	24.9
Swiss SRB leverage ratio denominator (phase-in, USD billion)[11]	64.1
Goodwill and intangible assets (USD billion)	3.8	3.9	3.9	(3)

Net new money (USD billion)[7]	19.0	22.1	14.1
Net new money including interest and dividend income (USD billion)[12]	44.2	44.8	34.7
Invested assets (USD billion)	970	843	756	15
Client assets (USD billion)	1,025	885	795	16

Loans, gross (USD billion)	39.1	34.1	29.7	15
Due to customers (USD billion)	67.3	56.6	41.4	19
Recruitment loans to financial advisors	3,063	3,241	3,098	(5)
Other loans to financial advisors	401	532	659	(25)
Personnel (full-time equivalents)	16,344	16,094	16,207	2
Financial advisors (full-time equivalents)	7,137	7,059	6,967	1

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Not meaningful and not included if either the reporting period or the comparison period is a loss period.
7	Net new money excludes interest and dividend income.
8	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
9	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
10	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.
11	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
12	Presented in line with historical reporting practice in the US market.

Business division reporting – in Swiss francs1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Net interest income	936	792	729	18
Net fee and commission income	5,209	4,597	4,018	13
Net trading income	387	473	450	(18)
Other income	33	30	22	10

Income	6,565	5,891	5,219	11
Credit loss (expense)/recovery	(27)	(14)	(6)	93

Total operating income	6,538	5,877	5,213	11

Personnel expenses	4,574	4,252	3,830	8
Financial advisor compensation[2]	2,503	2,239	1,982	12
Compensation commitments with recruited financial advisors[3]	638	634	536	1
Salaries and other personnel costs	1,433	1,379	1,313	4
General and administrative expenses	924	893	783	3
Services (to)/from other business divisions	13	(15)	(9)
Depreciation and impairment of property and equipment	121	100	99	21
Amortization and impairment of intangible assets	49	51	48	(4)

Total operating expenses[4]	5,680	5,281	4,750	8

Business division operating profit/(loss) before tax	858	597	463	44

Key performance indicators[5]
Pre-tax profit growth (%)[6]	43.7	28.9
Cost/income ratio (%)	86.5	89.6	91.0
Recurring income as a % of income (%)	71.9	67.6	66.2
Net new money growth (%)[7]	2.3	2.9	1.8
Gross margin on invested assets (bps)	79	78	77	1
Additional information
Recurring income	4,721	3,980	3,454	19
Average attributed equity (CHF billion)[8]	2.8	6.2	8.0	(55)
Return on attributed equity (RoAE) (%)	30.9	9.7	5.8
Risk-weighted assets (phase-in, CHF billion)[9]	24.5	23.5		4
Risk-weighted assets (fully applied, CHF billion)[9]	24.3	23.2		5
Return on risk-weighted assets, gross (%)[10]	30.0	25.0
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[11]	57.2
Goodwill and intangible assets (CHF billion)	3.4	3.5	3.7	(3)

Net new money (CHF billion)[7]	17.6	20.6	12.1
Net new money including interest and dividend income (CHF billion)[12]	40.8	41.7	30.5
Invested assets (CHF billion)	865	772	709	12
Client assets (CHF billion)	914	810	746	13

Loans, gross (CHF billion)	34.8	31.2	27.9	12
Due to customers (CHF billion)	60.0	51.8	38.9	16
Recruitment loans to financial advisors	2,733	2,967	2,907	(8)
Other loans to financial advisors	358	487	618	(26)
Personnel (full-time equivalents)	16,344	16,094	16,207	2
Financial advisors (full-time equivalents)	7,137	7,059	6,967	1

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.

3	Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Not meaningful and not included if either the reporting period or the comparison period is a loss period.
7	Net new money excludes interest and dividend income.
8	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
9	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.
10	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.
11	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
12	Presented in line with historical reporting practice in the US market.

2013 compared with 2012

Results

Operating income

Total operating income increased to USD 7,075 million from USD 6,297 million in 2012.

Net fee and commission income increased by USD 712 million to USD 5,637 million, mainly due to a 20% increase in recurring fees resulting from higher managed account fees calculated on higher invested asset levels. Transaction-based revenues increased 2%, primarily due to higher income from equities and structured products, partly offset by lower income from annuity products.

Net interest income increased by USD 165 million to USD 1,014 million, primarily due to higher client balances in securities-backed lending and mortgages. The average securities-backed lending portfolio balance increased 14% and the average mortgage portfolio balance nearly doubled from 2012. Furthermore, net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition are retained in Corporate Center – Core Functions with effect from 1 January 2013. These increases were partly offset by lower net interest income from the available-for-sale portfolio, primarily due to lower average balances.

Net trading income decreased by USD 89 million to USD 418 million, mainly due to trading losses related to the Puerto Rico municipal market as well as lower income from taxable fixed income and US municipal bond trading.

Other income increased by USD 4 million to USD 36 million.

Recurring income, the combination of recurring fees and net interest income, increased by USD 845 million to USD 5,110 million due to higher managed account fees as well as higher interest income. Recurring income comprised 72% of income compared with 68% in the prior year. Non-recurring income decreased by USD 53 million to USD 1,994 million, primarily due to the above mentioned decrease in trading income.

Net credit loss expenses were USD 30 million compared with net credit loss expenses of USD 15 million in the prior year. The 2013 expenses were largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

g Refer to the “Risk management and control” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on exposure to Puerto Rico municipal securities and related funds.

Operating expenses

Operating expenses increased by USD 488 million to USD 6,147 million from USD 5,659 million, primarily due to higher financial advisor compensation corresponding to higher compensable revenues. In 2013, we recorded restructuring charges of USD 64 million, compared with restructuring provision releases of USD 1 million in 2012.

Excluding the effects of restructuring in both years as well as a credit to personnel expenses of USD 2 million related to changes to our retiree benefit plans in the US in 2012, adjusted personnel expenses were USD 4,933 million, an increase of USD 379 million from USD 4,554 million due to a 13% increase in financial advisor compensation corresponding to higher compensable revenues, and a 2% increase in expenses for compensation commitments with recruited financial advisors. Recruitment loans to financial advisors were USD 3,063 million as of 31 December 2013, a decrease of USD 178 million from 31 December 2012. On an adjusted basis, salaries and other personnel costs increased 4% due to higher other variable compensation expenses and USD 20 million of costs related to the partial settlement of a previously discontinued US defined benefit pension plan.

Excluding restructuring charges, non-personnel expenses increased by USD 42 million to USD 1,150 million from USD 1,108 million, mainly due to higher Corporate Center shared services costs and lower net charges to the Investment Bank after the discontinuation of an interdivisional joint venture effective 1 January 2013. These increases were partly offset by USD 70 million lower charges for provisions for litigation, regulatory and similar matters.

Cost/income ratio

The cost/income ratio improved to 86.5% from 89.7% in 2012. On an adjusted basis, the cost/income ratio improved to 85.6% from 89.7% and remained within our target range of 80% to 90%.

Net new money

The net new money growth rate was 2.3% compared with 2.9% in 2012, and was within the target range of 2% to 4%. Net new money totaled USD 19.0 billion compared with USD 22.1 billion in the prior year due to lower inflows from financial advisors employed with UBS for more than one year as well as lower inflows from net recruiting of financial advisors, partly offset by higher inflows from the Global Family Office. Including interest and dividend income, net new money inflows were USD 44.2 billion compared with USD 44.8 billion in the prior year.

Invested assets

Invested assets were USD 970 billion as of 31 December 2013, an increase of USD 127 billion from USD 843 billion as of 31 December 2012, reflecting positive market performance of USD 108 billion and continued strong net new money inflows. During 2013, managed account assets increased by USD 60 billion to USD 308 billion as of 31 December 2013, and comprised 32% of invested assets compared with 29% as of 31 December 2012.

Gross margin on invested assets

The gross margin on invested assets was 79 basis points in 2013, an increase of 1 basis point from 78 basis points in 2012, and remained within our target range of 75 to 85 basis points. This reflected a 13% increase in income compared with a 12% increase in average invested assets. The gross margin from recurring income increased by 4 basis points due to higher managed account fees and higher net interest income, while the gross margin from non-recurring income decreased by 3 basis points, primarily due to lower trading income.

Personnel

As of 31 December 2013, Wealth Management Americas employed 16,344 personnel, an increase of 250 from 31 December 2012. Financial advisor headcount increased by 78 to 7,137, mainly reflecting the hiring of experienced financial advisors and trainees as well as continued low financial advisor attrition. The number of non-financial advisor employees increased by 172 to 9,207, mainly due to hiring of wealth strategy associates to further enhance advice-based wealth management solutions offered to target client segments.

2012 compared with 2011

Results

Profit before tax was USD 638 million in 2012 compared with USD 526 million in 2011. This improved performance resulted from a 6% increase in revenue due to increases in fees and commissions. Operating expenses increased 5% due to higher financial advisor related compensation and higher charges for provisions for litigation, regulatory and similar matters, partly offset by lower restructuring charges. In addition, 2012 included a pre-tax gain of USD 53 million net of compensation charges related to a change in accounting estimates for certain mutual fund and annuity fee income, compared with USD 32 million related to a change in accounting estimates for certain mutual fund fees in 2011. Net new money inflows of USD 22.1 billion were the highest full year total since 2007.

Operating income

Total operating income increased 6% to USD 6,297 million from USD 5,915 million in 2011.

Net fee and commission income increased by USD 366 million to USD 4,925 million. Recurring fees increased 10% due to higher fees on managed accounts corresponding to higher invested asset levels. In addition, recurring fees included USD 59 million related to a change to accrual-based accounting estimates from a cash basis for certain mutual fund and annuity fee income, compared with USD 48 million related to the prior year. Transaction-based revenues increased 3%, primarily due to higher income from taxable fixed income products.

Net interest income increased by USD 21 million to USD 849 million, primarily due to higher client balances in securities-backed lending and mortgages. The securities-backed lending average portfolio balance increased 12% and the mortgage average portfolio balance nearly doubled from 2011. In addition, 2012 included lower income from mortgage-backed securities in the available-for-sale portfolio due to yield adjustments arising from updated cash flow estimates compared with an upward adjustment reclassifying USD 22 million from other comprehensive income in 2011.

Net trading income decreased by USD 2 million to USD 507 million due to lower municipal securities trading, mostly offset by higher income from taxable fixed income, unit investment trusts and emerging market products.

Other income increased by USD 7 million to USD 32 million.

Recurring income, the combination of recurring fees and net interest income, increased by USD 344 million to USD 4,265 million due to higher managed account and annuity fees as well as higher interest income. Recurring income for 2012 comprised 68% of income, compared with 66% in 2011. Non-recurring income increased by USD 47 million to USD 2,047 million, primarily due to higher transaction-based activity.

Credit loss expenses were USD 15 million compared with USD 6 million in 2011, and primarily related to a loan loss allowance for a single client.

Operating expenses

Operating expenses increased by USD 270 million to USD 5,659 million from USD 5,389 million due to higher financial advisor compensation corresponding to higher revenues. In 2012, Wealth Management Americas recognized restructuring provision releases of USD 1 million, while 2011 included restructuring charges of USD 10 million.

Excluding the effects of restructuring as well as a credit related to changes to our retiree benefit plans in the US, personnel expenses were USD 4,554 million, up USD 211 million from USD 4,343 million due to a 7% increase in financial advisor compensation corresponding to higher revenue production, and an 11% increase in expenses for compensation commitments with recruited financial advisors. On an adjusted basis, salaries and other personnel costs declined 1%. Recruitment loans to financial advisors were USD 3,241 million as of 31 December 2012, an increase of USD 143 million from 31 December 2011.

Excluding restructuring charges, non-personnel expenses increased USD 70 million to USD 1,108 million from USD 1,038 million. General and administrative costs increased 9% on an adjusted basis to USD 963 million from USD 883 million in 2011 due to higher Corporate Center shared services costs and higher charges for provisions for litigation, regulatory and similar matters. This increase was partly offset by lower professional legal fees.

Cost/income ratio

The cost/income ratio improved to 89.7% from 91.0% in 2011. On an adjusted basis, the cost/income ratio was 89.7% compared with 90.8% in 2011 and moved within our target range of 80% to 90%.

Net new money growth

Net new money growth rate for 2012 improved to 2.9% from 1.9% in 2011, moving within the target range of 2% to 4%. Net new money inflows improved to USD 22.1 billion compared with USD 14.1 billion in 2011 due to stronger inflows from net recruiting of financial advisors as well as financial advisors employed with UBS for more than one year. Including interest and dividend income, Wealth Management Americas had net new money inflows of USD 44.8 billion in 2012 compared with USD 34.7 billion in 2011.

Invested assets

Invested assets were USD 843 billion as of 31 December 2012, an increase of 12% from USD 756 billion as of 31 December 2011, reflecting positive market performance and strong net new money inflows. As of 31 December 2012, managed account assets had increased by USD 40 billion to USD 248 billion, and comprised 29% of invested assets compared with 28% as of 31 December 2011.

Gross margin on invested assets

The gross margin on invested assets was 78 basis points in 2012, a decline of 1 basis point from 79 basis points in 2011, and remained within our target range of 75 to 85 basis points. This reflected a 7% increase in income compared with an 8% increase in average invested assets. The gross margin from recurring income increased by 1 basis point as a result of higher managed account fees and higher annuities fees, while the gross margin from non-recurring income decreased by 2 basis points from 2011 mainly due to transaction-based revenue.

Personnel

As of 31 December 2012, Wealth Management Americas employed 16,094 personnel, a decrease of 113 from 31 December 2011. Financial advisor headcount of 7,059 increased by 92 from the prior year, mainly reflecting the hiring of experienced financial advisors and continued low financial advisor attrition. The number of non-financial advisor employees decreased by 205 to 9,035, reflecting staff reductions related to our cost reduction programs.

Retail & Corporate

Profit before tax decreased to CHF 1,458 million in 2013 from CHF 1,827 million in the prior year, mainly as 2012 included a credit to personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Adjusted for this and restructuring charges of CHF 54 million in 2013 and CHF 3 million in 2012, profit before tax decreased by CHF 31 million to CHF 1,512 million, as higher operating expenses were only partly offset by higher operating income. The annualized net new business volume growth rate was 1.8% in 2013.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Net interest income	2,144	2,186	2,328	(2)
Net fee and commission income	1,203	1,198	1,175	0
Net trading income	341	281	333	21
Other income	86	90	350	(4)

Income	3,774	3,756	4,186	0
Credit loss (expense)/recovery	(18)	(27)	(101)	(33)

Total operating income	3,756	3,728	4,085	1

Personnel expenses	1,442	1,287	1,702	12
General and administrative expenses	875	857	834	2
Services (to)/from other business divisions	(162)	(370)	(470)	(56)
Depreciation and impairment of property and equipment	143	128	136	12
Amortization and impairment of intangible assets	0	0	0

Total operating expenses[2]	2,298	1,901	2,201	21

Business division operating profit/(loss) before tax	1,458	1,827	1,884	(20)
Key performance indicators[3]
Pre-tax profit growth (%)	(20.2)	(3.0)	10.2
Cost/income ratio (%)	60.9	50.6	52.6
Net interest margin (%)	1.56	1.60	1.71
Net new business volume growth (%)	1.8	4.9	3.5
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.7
Additional information
Average attributed equity (CHF billion)[5]	4.1	4.5	5.0	(9)
Return on attributed equity (RoAE) (%)	35.6	40.6	37.7
Risk-weighted assets (phase-in, CHF billion)[6]	31.4	31.9		(2)
Risk-weighted assets (fully applied, CHF billion)[6]	29.7	30.2		(2)
Return on risk-weighted assets, gross (%)[7]	11.7	13.8
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[8]	164.7
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume (CHF billion)	540	518	468	4
Client assets (CHF billion)	404	381	333	6
Loans, gross (CHF billion)	136.5	137.3	135.3	(1)
Due to customers (CHF billion)	133.2	131.1	117.9	2
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.1	91.7	90.9
Personnel (full-time equivalents)	9,463	10,156	11,430	(7)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Refer to the “Risk management and control” section of the UBS 2013 Form 20-F for more information on impairment ratios.
5	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
7	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

8	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.

2013 compared with 2012

Results

Operating income

Total operating income increased by CHF 28 million to CHF 3,756 million.

Net interest income was CHF 2,144 million compared with CHF 2,186 million. The ongoing low interest rate environment continued to adversely affect the deposit margin. The resulting lower interest income was partly offset by pricing adjustments and substantial growth in average deposit volumes. Interest income from loans increased, reflecting slightly higher average volume and an improved margin. Furthermore, costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury decreased.

Net fee and commission income was CHF 1,203 million, almost unchanged from CHF 1,198 million, mainly due to higher custody fee income.

Net trading income increased to CHF 341 million from CHF 281 million, reflecting higher treasury-related income as well as higher client activity levels in 2013.

Other income was CHF 86 million, broadly unchanged from CHF 90 million in the prior year, and included a CHF 27 million gain related to the divestment of our participation in Euroclear Plc., almost entirely offset by lower income related to our participation in the SIX Group.

Credit loss expenses were CHF 18 million in 2013 compared with CHF 27 million in the prior year. 2013 included net specific loan loss allowances of CHF 113 million, reflecting a number of new workout cases that were individually reviewed, downgraded and impaired as well as adjustments on existing positions. This was largely offset by a net release of CHF 95 million of collective loan loss allowances based on the ongoing review of the portfolio, as well as the overall improved outlook for relevant industries. The prior year included net specific loan loss allowances of CHF 43 million, partly offset by a net decrease in collective loan loss allowances of CHF 16 million. The remaining balance of the collective loan loss allowances amounted to CHF 15 million as of 31 December 2013.

g Refer to “Note 1a) 11) Allowances and provisions for credit losses” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on collective loan loss allowances.

Operating expenses

Operating expenses increased to CHF 2,298 million from CHF 1,901 million, mainly as 2012 included a credit to personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Adjusted for this and restructuring charges of CHF 54 million in 2013 and CHF 3 million in the prior year, operating expenses increased by CHF 59 million to CHF 2,244 million, mainly as a result of CHF 45 million higher charges for provisions for litigation, regulatory and similar matters.

Personnel expenses increased by CHF 155 million to CHF 1,442 million, due to the aforementioned credit in 2012 related to changes to our Swiss pension plan. Adjusted for this item and restructuring charges, personnel expenses decreased by CHF 148 million to CHF 1,423 million, mainly due to the centralization of operations units in Corporate Center in July 2012. This centralization and subsequent reallocation of the operations units had the effect of reducing personnel expenses as well as general and administrative expenses, and decreasing net charges to other business divisions. Moreover, personnel expenses decreased as 2013 included a credit from the release of accruals for untaken vacation compared with a charge in 2012 when accruals for untaken vacation were increased. These decreases were partly offset by higher variable compensation expenses.

General and administrative expenses were CHF 875 million compared with CHF 857 million in 2012. Adjusted for restructuring charges, general and administrative expenses decreased by CHF 15 million to CHF 842 million, reflecting the abovementioned centralization of operations units. This was partly offset by CHF 45 million higher net charges for provisions for litigation, regulatory and similar matters. Moreover, costs rose as a result of increased expenses related to the refurbishment of our branch network and our multi-channel offering, as well as due to higher marketing expenses.

Net charges to other business divisions were CHF 162 million, a decrease from CHF 370 million in the prior year, primarily as a result of the abovementioned centralization of operations units in 2012.

Depreciation was CHF 143 million, an increase of CHF 15 million from the prior year, reflecting higher software depreciation expenses.

Cost/income ratio

The cost/income ratio was 60.9% compared with 50.6% in the prior year. On an adjusted basis excluding the credit related to changes to our Swiss pension plan in 2012 as well as restructuring charges, the cost/income ratio was 59.5% compared with 58.2% in the prior year and was within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 4 basis points to 156 basis points, reflecting the aforementioned reduction in net interest income on a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

The growth rate for net new business volume was 1.8% compared with 4.9% in 2012. Our retail business recorded a net new business volume growth rate of 1.9% in 2013 compared with 3.3% in the prior year. Both our retail and corporate businesses recorded positive net new client assets. Net new loan inflows were slightly positive for retail clients and slightly negative for corporate clients, reflecting our strategy to grow our business in high-quality loans moderately and selectively. Net new business volume growth was within the target range of 1% to 4%.

Personnel

Retail & Corporate employed 9,463 personnel as of 31 December 2013, a decrease of 693 compared with 10,156 as of 31 December 2012, mainly reflecting changes to allocations of centralized shared services units’ personnel, which led to a decrease of approximately 500 personnel.

2012 compared with 2011

Results

Profit before tax decreased by CHF 57 million to CHF 1,827 million from CHF 1,884 million in the prior year. In 2012, personnel expenses benefited from a CHF 287 million credit related to changes to our Swiss pension plan. In 2011, there was a gain of CHF 289 million from the sale of our strategic investment portfolio. Adjusted for these items and restructuring charges of CHF 3 million in 2012 and CHF 32 million in 2011, profit before tax decreased by CHF 84 million to CHF 1,543 million, mainly as the prior year benefited from CHF 68 million of accrued interest from the abovementioned strategic investment portfolio sold in the third quarter of 2011.

Operating income

Total operating income decreased by CHF 357 million to CHF 3,728 million, mainly due to the abovementioned gain from the sale of our strategic investment portfolio in 2011. Adjusted for this gain, operating income decreased by CHF 68 million to CHF 3,728 million from CHF 3,796 million.

Net interest income decreased by CHF 142 million to CHF 2,186 million, as the prior year included interest income of CHF 68 million related to our strategic investment portfolio. Net interest income was also negatively affected by increased costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and lower allocations related to investment proceeds from the firm’s equity. The loan margin was stable, but the historically low interest rate environment continued to negatively affect the deposit margin. This was partly offset by growth in average deposit and, to a lesser extent, loan volumes, as well as a number of pricing adjustments.

Net fee and commission income was CHF 1,198 million, an increase of CHF 23 million from CHF 1,175 million in 2011, reflecting strong corporate finance activity related to our continued focus on our fee-based advisory offering.

Net trading income decreased to CHF 281 million from CHF 333 million due to lower treasury-related income and lower valuation income in 2012 related to credit default swaps to hedge certain loans.

Other income decreased to CHF 90 million from CHF 350 million, reflecting the abovementioned gain of CHF 289 million from the sale of our strategic investment portfolio in 2011, partly offset by higher income in 2012 related to our participation in the SIX Group.

Credit loss expenses were CHF 27 million in 2012 compared with CHF 101 million in 2011, mainly reflecting a CHF 16 million decrease in 2012 and an increase of CHF 82 million in 2011 in collective loan loss allowances.

g Refer to “Note 1a) 11) Allowances and provisions for credit losses” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on collective loan loss allowances.

Operating expenses

Total operating expenses were CHF 1,901 million compared with CHF 2,201 million, mainly reflecting the CHF 287 million credit related to changes to our Swiss pension plan in 2012. Excluding this credit and restructuring charges, adjusted operating expenses increased by CHF 16 million to CHF 2,185 million.

Personnel expenses decreased to CHF 1,287 million from CHF 1,702 million. Excluding the abovementioned credit and restructuring charges, adjusted personnel expenses were CHF 1,571 million, a decrease of CHF 102 million from CHF 1,673 million in 2011 due to the centralization of operations units in 2012, which decreased personnel expenses by CHF 176 million. As Retail & Corporate previously provided significant services to other business divisions, this centralization and subsequent reallocation of the operations units had the effect of reducing personnel expenses as well as general and administrative expenses, and decreasing net charges to other business divisions. This was partly offset by higher personnel expenses resulting from other business transfers.

General and administrative expenses were CHF 857 million compared with CHF 834 million in 2011, reflecting higher net charges for provisions for litigation, regulatory and similar matters as well as increased marketing expenses related to our 150th anniversary in 2012. The abovementioned centralization of operations units led to a decrease in costs, which was partly offset by the effects of other business transfers.

Net charges to other business divisions were CHF 370 million, a decrease compared with CHF 470 million in the prior year, primarily as a result of the abovementioned centralization of operations units in 2012, which reduced net charges for services provided to other business divisions. This was partly offset by the effects of other business transfers.

Depreciation was CHF 128 million compared with CHF 136 million, reflecting a change in the depreciation period of certain information technology equipment.

Cost/income ratio

The cost/income ratio improved to 50.6% from 52.6%, reflecting lower expenses partly offset by lower income. On an adjusted basis excluding the credit related to changes to our Swiss pension plan in 2012, the gain from the sale of our strategic investment portfolio as well as restructuring charges, the cost/income ratio was 58.2% compared with 55.7% and was within of our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 11 basis points to 160 basis points, reflecting lower interest income as detailed above and a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

The growth rate for net new business volume was 4.9% compared with 3.5% in the prior year. Both our retail and corporate businesses recorded strong net inflows, reflecting high net new client assets. Net new loan inflows were also slightly positive, in line with our strategy to grow our business selectively in high-quality loans. Net new business volume growth exceeded the target range of 1% to 4%.

Personnel

Retail & Corporate employed 10,156 personnel as of 31 December 2012 compared with 11,430 as of 31 December 2011, mainly reflecting the aforementioned centralization and subsequent reallocation of operations units personnel. We continued to adapt our cost base to the challenging business environment.

Global Asset Management

Profit before tax was CHF 576 million in 2013 compared with CHF 569 million in 2012. Adjusted for a gain on the sale of our Canadian domestic business in 2013, restructuring charges in 2013 and 2012 as well as credits related to changes to pension and benefit plans in 2012, profit before tax was CHF 585 million compared with CHF 543 million in the prior year. This increase was due to higher performance fees coupled with lower operating expenses. Excluding money market flows, net new money outflows were CHF 4.8 billion compared with CHF 5.9 billion in the prior year.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Net management fees[2]	1,739	1,721	1,704	1
Performance fees	196	162	99	21

Total operating income	1,935	1,883	1,803	3

Personnel expenses	873	885	954	(1)
General and administrative expenses	448	395	375	13
Services (to)/from other business divisions	(17)	(10)	(1)	70
Depreciation and impairment of property and equipment	47	37	38	27
Amortization and impairment of intangible assets	8	8	8	0

Total operating expenses[3]	1,359	1,314	1,373	3

Business division operating profit/(loss) before tax	576	569	430	1
Key performance indicators[4]
Pre-tax profit growth (%)	1.2	32.3	(16.5)
Cost/income ratio (%)	70.2	69.8	76.2
Net new money growth (%)[5]	(3.4)	(2.3)	0.8
Information by business line
Operating Income
Traditional investments	1,144	1,119	1,097	2
O’Connor and A&Q	266	268	253	(1)
Global real estate	317	293	263	8
Infrastructure and private equity	38	35	24	9
Fund services	171	169	165	1

Total operating income	1,935	1,883	1,803	3

Gross margin on invested assets (bps)
Traditional investments	22	23	23	(4)
O’Connor and A&Q	95	91	76	4
Global real estate	76	74	72	3
Infrastructure and private equity	48	44	83	9

Total gross margin	33	33	33	0

Net new money (CHF billion)[5]
Traditional investments	(18.5)	(11.6)	0.0
O’Connor and A&Q	(2.5)	(2.7)	(0.8)
Global real estate	1.2	1.3	1.6
Infrastructure and private equity	0.0	(0.2)	3.5

Total net new money	(19.9)	(13.3)	4.3

Net new money excluding money market flows	(4.8)	(5.9)	9.0
of which: from third parties	0.7	(0.6)	12.2
of which: from UBS’s wealth management businesses	(5.5)	(5.2)	(3.1)
Money market flows	(15.1)	(7.4)	(4.7)
of which: from third parties	(1.5)	0.9	0.2
of which: from UBS’s wealth management businesses	(13.6)	(8.3)	(5.0)

Invested assets (CHF billion)
Traditional investments	506	504	497	0
of which: money market funds	65	83	92	(22)
O’Connor and A&Q	27	28	31	(4)
Global real estate	42	40	38	5
Infrastructure and private equity	8	8	8	0

Total invested assets	583	581	574	0

Assets under administration by fund services
Assets under administration (CHF billion)[6]	432	410	375	5
Net new assets under administration (CHF billion)[7]	3.8	7.7	(5.5)
Gross margin on assets under administration (bps)	4	4	4	0

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Additional information
Average attributed equity (CHF billion)[8]	1.8	2.2	2.5	(18)
Return on attributed equity (RoAE) (%)	32.0	25.9	17.2
Risk-weighted assets (phase-in, CHF billion)[9]	3.8	3.7		3
Risk-weighted assets (fully applied, CHF billion)[9]	3.7	3.6		3
Return on risk-weighted assets, gross (%)[10]	51.1	54.4
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[11]	14.0
Goodwill and intangible assets (CHF billion)	1.4	1.5	1.5	(7)

Personnel (full-time equivalents)	3,729	3,781	3,750	(1)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.
3	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
4	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
5	Net new money excludes interest and dividend income.
6	This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.
7	Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.
8	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
9	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
10	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.
11	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.

2013 compared with 2012

Results

Operating income

Total operating income was CHF 1,935 million compared with CHF 1,883 million in 2012. Performance fees were higher at CHF 196 million compared with CHF 162 million, mainly due to strong investment performance in O’Connor and A&Q. Net management fees included a gain of CHF 34 million on the sale of our Canadian domestic business. Excluding this gain, net management fees were CHF 16 million lower, as lower fees in O’Connor and A&Q more than offset higher fees in global real estate.

Operating expenses

Total operating expenses were CHF 1,359 million in 2013 compared with CHF 1,314 million in 2012. Adjusted for restructuring charges of CHF 43 million in 2013 and CHF 20 million in 2012, as well as credits of CHF 30 million and CHF 16 million in 2012 related to changes to our Swiss pension plan and our retiree benefit plans in the US respectively, operating expenses were lower at CHF 1,316 million compared with CHF 1,340 million.

Personnel expenses were CHF 873 million compared with CHF 885 million. Adjusted for restructuring charges and the abovementioned credits related to our Swiss pension plan and US retiree benefit plans, personnel expenses were lower at CHF 863 million compared with CHF 911 million, mainly due to lower variable compensation expenses.

General and administrative expenses were CHF 448 million in 2013 compared with CHF 395 million. Adjusted for restructuring charges of CHF 26 million in 2013, general and administrative expenses were CHF 422 million compared with CHF 395 million. This increase was mainly due to higher professional fees, higher ETF-related index licensing fees, and higher fund promotion activity. Restructuring charges in 2013 included CHF 19 million real estate-related provisions for onerous lease contracts as we rationalized our office space in some principal locations.

Depreciation and impairment of property and equipment increased to CHF 47 million from CHF 37 million in the prior year, primarily due to asset impairments related to the abovementioned office space rationalization and higher depreciation of software and information technology equipment.

Cost/income ratio

The cost/income ratio was 70.2% compared with 69.8% in the prior year. Adjusted for restructuring charges, the gain on sale of our Canadian domestic business and credits related to our Swiss pension plan and US retiree benefit plans, the cost/income ratio improved to 69.2% from 71.2% and was within our target range of 60% to 70%.

Net new money

Excluding money market flows, net new money inflows from third parties were CHF 0.7 billion compared with net outflows of CHF 0.6 billion in 2012. Net inflows, notably from clients serviced from Europe, Middle East and Africa and from Switzerland, were partly offset by net outflows from clients serviced from the Americas. Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 5.5 billion compared with CHF 5.2 billion in the prior year. Net outflows, mainly from clients serviced from Switzerland, were partly offset by net inflows from clients serviced from the Americas.

Money market net outflows from third parties were CHF 1.5 billion compared with net inflows of CHF 0.9 billion in the prior year and were mainly from clients serviced from the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 13.6 billion compared with CHF 8.3 billion in the prior year. In both years, net outflows were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities. This led to CHF 8.3 billion in outflows from money market funds managed by Global Asset Management in 2013 and CHF 6.2 billion in 2012.

Total net new money outflows were CHF 19.9 billion compared with CHF 13.3 billion in the prior year. The net new money growth rate was negative 3.4% compared with negative 2.3%. Our target net new money growth rate range is 3% to 5%.

Invested assets

Invested assets were CHF 583 billion as of 31 December 2013 compared with CHF 581 billion as of 31 December 2012. Net new money outflows, combined with negative currency translation effects of CHF 15 billion and a reduction of CHF 7 billion related to the aforementioned sale of our Canadian domestic business, were more than offset by positive market performance of CHF 44 billion.

As of 31 December 2013, CHF 65 billion, or 11%, of invested assets were money market assets and CHF 166 billion, or 28%, were in indexed strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Gross margin on invested assets

The gross margin of 33 basis points was in line with 2012 and within our target range of 32 to 38 basis points.

Results by business line

Traditional investments

Operating income was CHF 1,144 million compared with CHF 1,119 million in 2012. Excluding the abovementioned gain on sale of our Canadian domestic business, net management fees were in line with the prior year, while performance fees were lower.

The gross margin was 22 basis points compared with 23 basis points, reflecting lower performance fees.

Net new money outflows were CHF 18.5 billion compared with CHF 11.6 billion in the prior year. Excluding money market flows, net new money outflows were CHF 3.5 billion compared with CHF 4.3 billion. Equities net inflows, notably to indexed strategies, were CHF 2.6 billion compared with net outflows of CHF 1.3 billion. Fixed income net outflows were CHF 6.0 billion compared with net inflows of CHF 2.4 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas) were CHF 0.1 billion compared with CHF 5.4 billion.

Invested assets were CHF 506 billion as of 31 December 2013 compared with CHF 504 billion as of 31 December 2012. By mandate type, CHF 196 billion of invested assets related to equities, CHF 135 billion to fixed income, CHF 65 billion to money markets and CHF 109 billion to multi-asset mandates (including CHF 5 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas).

O’Connor and A&Q

During 2013, the management of the former alternative and quantitative investments business line was split into its two constituent parts – O’Connor, the single-manager hedge funds business, and A&Q hedge fund solutions (A&Q), the multi-manager hedge funds business. The two businesses continue to be reported together as O’Connor and A&Q.

Operating income was CHF 266 million compared with CHF 268 million in the prior year. Higher performance fees as a result of strong investment performance, in both A&Q multi-manager funds and O’Connor single-manager funds, were offset by lower net management fees as a result of net new money outflows.

The gross margin increased to 95 basis points from 91 basis points due to higher performance fees.

Net new money outflows were CHF 2.5 billion compared with CHF 2.7 billion in the prior year.

Invested assets were CHF 27 billion as of 31 December 2013 compared with CHF 28 billion as of 31 December 2012.

Global real estate

Operating income was CHF 317 million compared with CHF 293 million, due to higher net management and performance fees. The gross margin increased to 76 basis points compared with 74 basis points in 2012, due to higher operating income. Net new money inflows were CHF 1.2 billion compared with CHF 1.3 billion in 2012. Invested assets were CHF 42 billion as of 31 December 2013 compared with CHF 40 billion as of 31 December 2012.

Infrastructure and private equity

Operating income was CHF 38 million compared with CHF 35 million, with the increase reflecting higher net management fees. The gross margin was 48 basis points compared with 44 basis points. Net new money flows were zero compared with net outflows of CHF 0.2 billion in the prior year. Invested assets were CHF 8 billion as of 31 December 2013, in line with the prior year-end.

Fund services

Operating income was CHF 171 million compared with CHF 169 million, due to higher administration fees resulting from higher average assets under administration. The gross margin on assets under administration was 4 basis points, in line with the prior year. Net new assets under administration inflows were CHF 3.8 billion compared with CHF 7.7 billion in the prior year. Total assets under administration increased to CHF 432 billion as of 31 December 2013 from CHF 410 billion as of 31 December 2012, mainly due to positive market performance and net new assets under administration inflows.

Personnel

Global Asset Management employed 3,729 personnel as of 31 December 2013 compared with 3,781 as of 31 December 2012, a net decrease of 52 personnel. The decrease was primarily due to cost reduction programs in centralized support functions, and a net reduction in O’Connor and A&Q, partly offset by headcount increases in fund services and global real estate.

Investment performance

A majority of our active equities strategies performed well versus their benchmarks in 2013, as the equity market focus continued to be on company fundamentals. Across core and growth teams, the performance of global, US and other developed market single-country strategies was generally strong versus benchmarks and ahead of peer averages. Performance was similarly strong in European concentrated alpha strategies, but core European strategies underperformed benchmarks and peers due to generally cautious positioning in favor of quality stocks. Core Asian and emerging markets strategies also underperformed, largely as a result of portfolio positioning in the financial sector which was adversely affected by market reaction to the US Federal Reserve’s tapering announcements. Nevertheless, other Asian and emerging markets strategies performed well, including growth, small cap and China equity. On a longer-term basis, most active strategies were close to or ahead of benchmarks over three and five years. Indexed strategies met their objectives in 2013 by closely tracking benchmarks.

2013 was a solid year for fixed income, even in the volatile markets resulting from major political and macroeconomic developments. A majority of key traditional bond strategies, such as Australian, Asian, Global, Swiss and US, outperformed their respective benchmarks. Higher alpha strategies, such as high yield and total return, also performed well. Liquidity and money market funds continued to achieve their capital preservation objectives.

In global investment solutions, most key multi-asset strategies managed versus benchmarks were close to those benchmarks for the year, with some outperforming and some underperforming. Security selection was the main detracting factor. Key mutual funds performed strongly versus peers with many in the top quartile. Global convertible strategies maintained their long-term track record but were marginally below benchmark for the year, having not held a small number of highly equity-sensitive benchmark bonds that performed strongly mid-year.

The O’Connor core single-manager hedge funds posted positive returns and outperformed many peers on an absolute and risk-adjusted basis. For A&Q’s funds of hedge funds, it was a strongly positive year for investment performance, both in absolute terms and versus industry benchmarks. Performance was particularly strong in the broad-based diversified funds that comprise the majority of A&Q’s assets. The highest-returning funds were in equity hedged-oriented mandates.

Global real estate’s pan-European direct strategies produced mixed results in 2013, while the German core logistics fund performed positively for the year. The UK core fund produced a positive absolute return but underperformed its benchmark, while the UK value-add strategy produced double-digit absolute returns. The Swiss composite outperformed its benchmark for the year. US real estate and farmland strategies delivered strong positive absolute returns in 2013. In Japan, both J-REITs underperformed their benchmarks yet produced very strong absolute returns for the year. Multi-manager strategies had positive absolute returns for the year and the Swiss real estate securities composite’s performance was positive relative to benchmark.

In infrastructure and private equity, the direct infrastructure portfolio continued to deliver above target cash distributions, while continuing to track longer-term total return targets. From private equity portfolios, it was a year of very high distributions for both institutional and private banking clients. Infrastructure multi-manager portfolios continued to be built out, with investors benefiting from increased distributions from portfolio companies.

2012 compared with 2011

Results

Profit before tax was CHF 569 million in 2012 compared with CHF 430 million in 2011. Performance fees were significantly higher, mainly in O’Connor and A&Q. Net management fees were also higher. Operating expenses were lower due to lower personnel costs, which resulted from lower variable compensation expenses and from credits related to changes to pension and benefit plans.

Operating income

Total operating income was CHF 1,883 million compared with CHF 1,803 million in 2011. Performance fees were significantly higher at CHF 162 million compared with CHF 99 million, mainly due to stronger investment performance in O’Connor and A&Q as well as in traditional investments. Net management fees were also higher, notably in global real estate.

Operating expenses

Total operating expenses were CHF 1,314 million in 2012 compared with CHF 1,373 million in 2011. Lower personnel costs were partly offset by higher general and administrative expenses. Restructuring charges were CHF 20 million in 2012, mainly associated with our cost reduction programs but also including CHF 3 million related to the acquisition of the ING Investment Management business in Australia, which was completed in late 2011 and fully integrated in early 2012. The prior year’s restructuring charges were CHF 26 million, of which CHF 7 million related to the same acquisition.

After adjusting for restructuring charges in 2012 and 2011, as well as credits of CHF 30 million and CHF 16 million in 2012 related to changes to our Swiss pension plan and our retiree benefit plans in the US respectively, operating expenses were marginally lower at CHF 1,340 million in 2012 compared with CHF 1,347 million in 2011.

Personnel expenses were CHF 885 million in 2012 compared with CHF 954 million in 2011. The decrease was mainly due to lower variable compensation expenses, partly offset by higher base salaries, and the abovementioned pension and benefit-related credits.

General and administrative expenses were CHF 395 million in 2012 compared with CHF 375 million in 2011. CHF 5 million of the increase related to a charge for provisions for litigation, regulatory and similar matters, and although 2012 included a reversal of previously recognized expenses related to a past business closure of CHF 5 million, there was also a similar reversal of CHF 9 million in 2011.

Net charges to other business divisions increased to CHF 10 million in 2012 from CHF 1 million in 2011. The increase was mainly due to the centralization of operations units from the business divisions in the Corporate Center during the year, which also had the effect of increasing personnel costs by CHF 4 million and general and administrative expenses by CHF 2 million.

Cost/income ratio

The cost/income ratio was 69.8% in 2012 compared with 76.2% in 2011. On an adjusted basis, the cost/income ratio was 71.2% compared with 74.7%. Our target cost/income ratio range is 60% to 70%.

Net new money

Excluding money market flows, net new money outflows from third parties were CHF 0.6 billion in 2012 compared with net inflows of CHF 12.2 billion in 2011. Net inflows, notably from sovereign clients, were more than offset by net outflows, particularly from clients serviced from the Americas and Asia Pacific. Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 5.2 billion compared with CHF 3.1 billion in 2011. The net outflows in 2012 were mainly from clients serviced from Switzerland and from O’Connor and A&Q.

Money market net inflows from third parties were CHF 0.9 billion compared with CHF 0.2 billion in 2011 and were mainly from sovereign clients. Money market net outflows from clients of UBS’s wealth management businesses were CHF 8.3 billion compared with CHF 5.0 billion in 2011. Net outflows in 2012 were mainly from clients serviced from the Americas, where an initiative by Wealth Management Americas to deposit client cash in UBS banking entities led to outflows of CHF 6.2 billion from money market funds managed by Global Asset Management, and from clients serviced from Switzerland.

Total net new money outflows were CHF 13.3 billion compared with net inflows of CHF 4.3 billion in the prior year. The net new money growth rate was negative 2.3% in 2012 compared with positive 0.8% in 2011. Our target net new money growth rate range is 3% to 5%.

Invested assets

Invested assets increased to CHF 581 billion as of 31 December 2012 from CHF 574 billion as of 31 December 2011, mainly due to positive market performance, partly offset by net new money outflows and negative currency translation effects. The sale, as agreed prior to the acquisition, of parts of the ING Investment Management business acquired in Australia in 2011 resulted in a net divestment of CHF 14 billion of invested assets in 2012.

Gross margin on invested assets

The gross margin of 33 basis points in 2012 was in line with 2011 and within our target range of 32 to 38 basis points.

Results by business line

Traditional investments

Operating income increased to CHF 1,119 million in 2012 from CHF 1,097 million in 2011, mainly due to higher performance fees as a result of stronger investment performance.

The gross margin of 23 basis points was in line with the prior year.

Net new money outflows were CHF 11.6 billion compared with zero net flows in the prior year. Excluding money market flows, net new money outflows were CHF 4.3 billion compared with net inflows of CHF 4.7 billion. Equities net outflows were CHF 1.3 billion compared with net inflows of CHF 4.7 billion. Fixed income net inflows were CHF 2.4 billion compared with CHF 5.7 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas) were CHF 5.4 billion compared with CHF 5.7 billion.

Invested assets were CHF 504 billion as of 31 December 2012 compared with CHF 497 billion as of 31 December 2011. By mandate type, CHF 163 billion of invested assets related to equities, CHF 154 billion to fixed income, CHF 83 billion to money markets and CHF 103 billion to multi-asset mandates (including CHF 7 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas).

O’Connor and A&Q

Operating income was CHF 268 million compared with CHF 253 million. Higher performance fees as a result of strong investment performance, notably in O’Connor single-manager funds, were partly offset by the full year impact of the transfer of the infrastructure and private equity funds of funds businesses from A&Q to infrastructure and private equity in mid-2011.

The gross margin increased from 76 basis points to 91 basis points, primarily due to the higher performance fees.

Net new money outflows were CHF 2.7 billion compared with CHF 0.8 billion in the prior year.

Invested assets were CHF 28 billion as of 31 December 2012 compared with CHF 31 billion as of 31 December 2011, mainly due to the net new money outflows.

Global real estate

Operating income was CHF 293 million compared with CHF 263 million, mainly due to higher net management and performance fees. The gross margin increased to 74 basis points compared with 72 basis points in 2011, primarily due to higher performance fees. Net new money inflows were CHF 1.3 billion compared with CHF 1.6 billion in 2011. Invested assets were CHF 40 billion as of 31 December 2012 compared with CHF 38 billion as of 31 December 2011. The increase was mainly due to positive market performance.

Infrastructure and private equity

Operating income was CHF 35 million compared with CHF 24 million, with the increase reflecting the full year impact of the transfer of the infrastructure and private equity funds of funds businesses from A&Q in mid-2011. The gross margin decreased to 44 basis points from 83 basis points, largely due to the aforementioned business transfer and resulting changes in the business mix. Net new money outflows were CHF 0.2 billion compared with net inflows of CHF 3.5 billion in 2011. Invested assets were CHF 8 billion as of 31 December 2012, in line with the prior year-end.

Fund services

Operating income was CHF 169 million compared with CHF 165 million, mainly due to higher administration fees resulting from higher average assets under administration. The gross margin on assets under administration was 4 basis points, in line with the prior year. Net new assets under administration inflows were CHF 7.7 billion compared with net outflows of CHF 5.5 billion in the prior year. Total assets under administration increased to CHF 410 billion as of 31 December 2012 from CHF 375 billion as of 31 December 2011, mainly due to positive market performance and net new assets under administration inflows.

Personnel

Global Asset Management employed 3,781 personnel as of 31 December 2012 compared with 3,750 as of 31 December 2011, a net increase of 31 personnel. Increases in personnel resulted from an increased allocation from the Corporate Center following the centralization of operations units (approximately 50 personnel) and the transfer of the Jersey fund services business from Wealth Management to Global Asset Management. These increases were partly offset by our cost reduction programs, mainly in the business acquired from ING Investment Management in Australia.

Investment Bank

Profit before tax was CHF 2,300 million in 2013 compared with CHF 267 million in 2012. Adjusted for a gain from the sale of our remaining proprietary trading business in 2013 and restructuring charges in both years as well as prior year credits related to changes to our retiree benefit plans in the US and our Swiss pension plan, profit before tax was CHF 2,455 million compared with CHF 398 million. This increase was largely due to higher revenues in Investor Client Services and lower operating expenses. Fully applied risk-weighted assets (RWA) decreased by CHF 2 billion to CHF 62 billion.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Corporate Client Solutions	2,979	2,826	2,636	5
Advisory	588	638	964	(8)
Equity Capital Markets	1,142	777	574	47
Debt Capital Markets	888	1,009	791	(12)
Financing Solutions	599	685	600	(13)
Risk Management	(239)	(283)	(294)	(16)
Investor Client Services	5,619	4,319	4,177	30
Equities	4,030	2,532	2,000	59
Foreign Exchange, Rates and Credit	1,590	1,787	2,177	(11)
Income	8,599	7,144	6,813	20
Credit loss (expense)/recovery	2	0	(10)

Total operating income	8,601	7,144	6,802	20

Personnel expenses	3,984	4,539	5,026	(12)
General and administrative expenses	2,040	2,312	2,129	(12)
Services (to)/from other business divisions	3	(202)	(358)
Depreciation and impairment of property and equipment	260	214	208	21
Amortization and impairment of intangible assets	14	13	15	8

Total operating expenses[2]	6,300	6,877	7,019	(8)

Business division operating profit/(loss) before tax	2,300	267	(217)	761
Key performance indicators[3]
Pre-tax profit growth (%)[4]	761.4
Cost/income ratio (%)	73.3	96.3	103.0
Return on attributed equity (RoAE) (%)	28.7	2.4
Return on assets, gross (%)	3.3	2.4	1.8
Average VaR (1-day, 95% confidence, 5 years of historical data)[5]	13	30	75	(57)
Additional information
Total assets (CHF billion)[6]	241.1	261.5	403.5	(8)
Average attributed equity (CHF billion)[7]	8.0	10.9		(27)
Risk-weighted assets (phase-in, CHF billion)[8]	62.6	64.9		(4)
Risk-weighted assets (fully applied, CHF billion)[8]	62.3	64.3		(3)
Return on risk-weighted assets, gross (%)[9]	13.2	12.8
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[10]	275.3
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0

Compensation ratio (%)	46.3	63.5	73.8

Impaired loan portfolio as a % of total loan portfolio, gross (%)[11]	0.2	0.3	1.8
Personnel (full-time equivalents)	11,615	13,595	14,685	(15)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.
2	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Not meaningful and not included if either the reporting period or the comparison period is a loss period.
5	Average VaR has not been restated for periods prior to 2013.
6	Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

7	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
8	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
9	Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.
10	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
11	Refer to the “Risk management and control” section of the UBS 2013 Form 20-F for more information on impairment ratios.

2013 compared with 2012

Results

Operating income

Total operating income increased 20% to CHF 8,601 million from CHF 7,144 million, mainly as a result of higher equities revenues within Investor Client Services. On an adjusted basis, excluding a gain from the sale of our remaining proprietary trading business in the first half of 2013, total operating income increased 20% to CHF 8,546 million from CHF 7,144 million. In US dollar terms, adjusted operating income increased 21%.

Operating expenses

Total operating expenses decreased 8% to CHF 6,300 million compared with CHF 6,877 million. Adjusted for restructuring charges of CHF 210 million in 2013 and CHF 273 million in 2012, a credit of CHF 91 million related to changes to our retiree benefit plans in the US and a credit of CHF 51 million related to changes to our Swiss pension plan in 2012, total operating expenses decreased 10% to CHF 6,090 million compared with CHF 6,746 million. This reduction was mainly due to our ongoing cost reduction programs and CHF 241 million lower charges for provisions for litigation, regulatory and similar matters. These decreases were partly offset by higher variable compensation expenses, reflecting improved business performance. In US dollar terms, adjusted operating expenses decreased 9%.

Personnel expenses declined to CHF 3,984 million from CHF 4,539 million. Adjusted for restructuring charges of CHF 9 million in 2013 and CHF 250 million in 2012, as well as the abovementioned credits related to changes to our retiree benefit plans in the US and our Swiss pension plan in 2012, personnel expenses decreased to CHF 3,975 million from CHF 4,431 million, largely due to savings resulting from our ongoing cost reduction programs, partly offset by higher variable compensation expenses, in line with improved business performance.

General and administrative expenses decreased to CHF 2,040 million from CHF 2,312 million. Adjusted for restructuring charges of CHF 177 million in 2013 and CHF 11 million in 2012, general and administrative expenses decreased to CHF 1,863 million from CHF 2,301 million, largely due to CHF 241 million lower charges for provisions for litigation, regulatory and similar matters and lower professional fees.

Cost/income ratio

The cost/income ratio improved to 73.3% from 96.3%. On an adjusted basis, the cost/income ratio improved to 71.3% from 94.4%, within our target range of 65% to 85%.

Risk-weighted assets

Fully applied RWA decreased to CHF 62 billion as of 31 December 2013 from CHF 64 billion as of 31 December 2012, primarily due to a reduction in credit risk RWA, partly offset by the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA. Year-end 2013 RWA were within our target of less than CHF 70 billion.

→ Refer to the “Capital management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Funded assets

Funded assets decreased to CHF 162 billion as of 31 December 2013 from CHF 185 billion as of 31 December 2012 and were within our target of less than CHF 200 billion. This decline was largely due to lower collateral trading assets across businesses as well as due to a reduction in trading portfolio assets in our foreign exchange, rates and credit business and a reduction in lending assets in Corporate Client Solutions.

→ Refer to the “Balance sheet” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Return on attributed equity

Return on attributed equity for 2013 was 28.7%, and 30.6% on an adjusted basis, consistent with our target of more than 15%.

→ Refer to the sub-section headed “Equity attribution framework” in the “Capital management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Operating income by business area

Corporate Client Solutions

Corporate Client Solutions revenues increased 5% to CHF 2,979 million from CHF 2,826 million, largely due to higher revenues in equity capital markets. In US dollar terms, revenues increased 6%.

Advisory revenues declined 8% to CHF 588 million from CHF 638 million, mainly as the market fee pool decreased 11%.

Equity capital markets revenues increased 47% to CHF 1,142 million from CHF 777 million. This increase was mainly due to a large private transaction recorded in the first half of 2013.

Debt capital markets revenues decreased 12% to CHF 888 million from CHF 1,009 million, largely due to a decline in investment grade revenues. Leveraged finance revenues were broadly in line with the prior year.

Financing solutions revenues decreased 13% to CHF 599 million compared with CHF 685 million, mainly due to a reduction in revenues in both the structured financing and real estate finance businesses.

Risk management revenues improved to negative CHF 239 million from negative CHF 283 million, mainly due to lower mark-to-market losses.

Investor Client Services

Investor Client Services revenues increased 30% to CHF 5,619 million from CHF 4,319 million, due to higher revenues in the equities businesses. In US dollar terms, revenues also increased 30%.

Equities

Equities revenues increased to CHF 4,030 million from CHF 2,532 million, as a result of higher revenues across all businesses and regions.

Cash revenues increased to CHF 1,374 million compared with CHF 879 million. Revenues increased due to higher commission income and an improvement in client trading revenues. In addition, 2012 included a loss of CHF 349 million related to the Facebook initial public offering.

Derivatives revenues increased to CHF 1,350 million from CHF 660 million, mainly as a result of higher revenues in Asia Pacific and Europe, Middle East and Africa. In addition, 2012 included negative adjustments related to the refinement of our own credit calculation methodology.

In financing services, formerly called prime services, revenues increased to CHF 1,199 million from CHF 1,036 million, as a result of higher trading revenues in equity finance and increased commissions in clearing and execution.

Other equities revenues increased to CHF 107 million from negative CHF 44 million. Adjusted for a gain from the sale of our former proprietary trading business in 2013, other equities revenues increased to CHF 52 million from negative CHF 44 million. This improvement was mainly due to both higher revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio, and a gain related to the divestment of our participation in Euroclear Plc.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 1,590 million from CHF 1,787 million, mainly due to lower rates and credit revenues.

Foreign exchange revenues declined slightly, primarily due to a decrease in revenues from the emerging market short-term interest rate business, partly offset by an increase in electronic trading revenues as volumes rose.

Rates and credit revenues declined, primarily due to weaker trading performance in the flow businesses. This was partly offset by negative debit valuation adjustments of CHF 18 million in 2013 compared with negative debit valuation adjustments of CHF 115 million in the prior year.

Personnel

The Investment Bank employed 11,615 personnel as of 31 December 2013, a decrease of 1,980 compared with 13,595 as of 31 December 2012, mainly as a result of our ongoing cost reduction programs.

2012 compared with 2011

Results

The Investment Bank recorded a profit before tax of CHF 267 million in 2012 compared with a loss before tax of CHF 217 million in 2011. Adjusted for restructuring charges as well as credits related to our retiree benefit plans in the US and our Swiss pension plan, profit before tax was CHF 398 million in 2012 compared with a loss before tax of CHF 15 million in 2011, which included a loss of CHF 1,849 million related to the unauthorized trading incident.

Operating income

Total operating income increased 5% to CHF 7,144 million in 2012 from CHF 6,802 million in 2011. Investor Client Services revenues, excluding the unauthorized trading incident, decreased significantly, also as 2012 included a loss of CHF 349 million related to the Facebook initial public offering. This decline in Investor Client Services revenues was partly offset by higher equity capital markets and debt capital markets revenues within Corporate Client Solutions.

Operating expenses

Total operating expenses decreased 2% to CHF 6,877 million in 2012 compared with CHF 7,019 million in 2011. Adjusted for restructuring charges of CHF 273 million in 2012 and CHF 202 million in 2011, a credit of CHF 91 million related to changes to our retiree benefit plans in the US and a credit of CHF 51 million related to changes to our Swiss pension plan in 2012, total operating expenses decreased 1% to CHF 6,746 million compared with CHF 6,817 million. This reduction was mainly due to lower personnel expenses, which were almost entirely offset by higher general and administrative expenses and lower charges for services to other business divisions.

Personnel expenses declined to CHF 4,539 million from CHF 5,026 million. Adjusted for restructuring charges of CHF 250 million in 2012 and CHF 129 million in 2011 and the aforementioned credits related to changes to our retiree benefit plans in the US and our Swiss pension plan in 2012, personnel expenses decreased to CHF 4,431 million from CHF 4,897 million, largely due to lower variable compensation expenses.

General and administrative expenses increased to CHF 2,312 million from CHF 2,129 million. Adjusted for restructuring charges of CHF 11 million in 2012 and CHF 55 million in 2011, general and administrative expenses increased to CHF 2,301 million from CHF 2,074 million, largely due to increased charges for provisions for litigation, regulatory and similar matters and higher professional fees.

Cost/income ratio

The cost/income ratio improved to 96.3% from 103.0%. On an adjusted basis, the cost/income ratio improved to 94.4% from 100.1%.

Operating income by business area

Corporate Client Solutions

Corporate Client Solutions revenues increased 7% to CHF 2,826 million from CHF 2,636 million, largely due to higher revenues in equity capital markets and debt capital markets which more than offset lower advisory revenues. In US dollar terms, revenues increased 2%.

Advisory revenues declined 34% to CHF 638 million from CHF 964 million, as our market share declined against a 7% reduction in the fee pool in US dollar terms.

Equity capital markets revenues increased 35% to CHF 777 million from CHF 574 million, mainly as our market share improved against a 15% decline in the fee pool in US dollar terms. In addition, we increased our participation in private and structured transactions.

Debt capital markets revenues increased 28% to CHF 1,009 million from CHF 791 million, as our market share improved in both debt and leveraged capital markets, and the global fee pool increased 6% in US dollar terms.

Financing solutions revenues increased 14% to CHF 685 million compared with CHF 600 million, as revenues in 2011 were negatively affected by mark-to-market trading losses, mainly in the second half of the year, as trading conditions were challenging due to uncertainty surrounding the eurozone and the global economic outlook.

Risk management revenues improved to negative CHF 283 million from negative CHF 294 million, primarily due to a decrease in risk management premiums.

Investor Client Services

Investor Client Services revenues increased 3% to CHF 4,319 million from CHF 4,177 million, due to higher revenues in the equities businesses. In US dollar terms, revenues decreased 2%.

Equities

Equities revenues increased by 27% to CHF 2,532 million from CHF 2,000 million, mainly as 2011 included a loss of CHF 1,849 million related to the unauthorized trading incident.

Cash revenues decreased to CHF 879 million compared with CHF 1,441 million, due to lower commission revenues resulting from lower market activity levels as well as a CHF 349 million loss related to the Facebook initial public offering.

Derivatives revenues decreased to CHF 660 million from CHF 1,060 million. During the year, client activity levels were lower across all regions, and trading revenues, particularly in Asia Pacific and Europe, Middle East and Africa, were affected by lower volatility levels.

In financing services revenues increased to CHF 1,036 million from negative CHF 680 million, mainly as the prior year included the loss resulting from the unauthorized trading incident. This was partly offset by lower revenues in 2012, primarily in the clearing business due to lower client activity levels.

Other equities revenues decreased to negative CHF 44 million from CHF 180 million, primarily reflecting a reduced contribution from proprietary trading as we continued to exit the business.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased 18% to CHF 1,787 million from CHF 2,177 million, mainly due to lower rates and credit revenues.

Foreign exchange revenues declined, mainly within foreign exchange spot and foreign exchange options as volatility decreased from the high levels seen in 2011 resulting from eurozone uncertainty. This decrease was partly offset by higher revenues from the emerging market short-term interest rate business, and electronic trading revenues as volumes rose.

Rates and credit revenues also declined, primarily due to increased negative debit valuation adjustments and lower revenues from flow businesses, partly offset by higher revenues from solutions businesses.

Personnel

The Investment Bank employed 13,595 personnel as of 31 December 2012, a decrease of 1,090 compared with 14,685 as of 31 December 2011, mainly as a result of our ongoing cost reduction programs.

Corporate Center

Corporate Center reporting – Total1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12

Income excluding own credit	(380)	2,029	681
Own credit[2]	(283)	(2,202)	1,537	(87)
Credit loss (expense)/recovery[3]	3	(78)	22

Total operating income	(660)	(251)	2,240	163

Personnel expenses	939	910	822	3
General and administrative expenses	2,443	2,837	647	(14)
Services (to)/from other business divisions	67	355	521	(81)
Depreciation and impairment of property and equipment	55	51	117	8
Impairment of goodwill	0	3,030	0	(100)
Amortization and impairment of intangible assets	3	28	19	(89)

Total operating expenses[4]	3,507	7,210	2,126	(51)

Operating profit/(loss) before tax	(4,167)	(7,461)	114	(44)
Additional information
Average attributed equity (CHF billion)[5]	23.3	23.1		1
Total assets (CHF billion)[6]	457.9	691.5	708.6	(34)
Risk-weighted assets (phase-in, CHF billion)[7]	84.9	119.3		(29)
Risk-weighted assets (fully applied, CHF billion)[7]	84.2	118.7		(29)
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[8]	394.5
Personnel before allocations (full-time equivalents)	24,082	25,892	26,974	(7)
Allocations to business divisions (full-time equivalents)	(21,441)	(23,100)	(24,130)	(7)
Personnel after allocations (full-time equivalents)	2,640	2,792	2,845	(5)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held as of 31 December 2013 amounted to CHF 0.6 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
3	Includes credit loss (expense)/recovery on reclassified and acquired securities.
4	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
5	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
6	Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
8	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 1,854 million in 2013 compared with CHF 3,698 million in the prior year. The 2013 loss was mainly due to treasury income remaining in Corporate Center – Core Functions of negative CHF 902 million, an own credit loss of CHF 283 million and operating expenses remaining in Corporate Center – Core Functions of CHF 847 million. These negative effects were partly offset by gains on sales of real estate of CHF 288 million.

Corporate Center reporting – Core Functions1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Treasury income remaining in Corporate Center – Core Functions	(902)	688	386
Own credit[2]	(283)	(2,202)	1,537	(87)
Other	178	(175)	8

Total operating income	(1,007)	(1,689)	1,931	(40)

Personnel expenses	424	282	116	50
General and administrative expenses	422	1,696	161	(75)
Services (to)/from other business divisions	1	21	19	(95)
Depreciation and impairment of property and equipment	0	9	73	(100)
Amortization and impairment of intangible assets	0	0	0

Total operating expenses[3]	847	2,008	369	(58)

Operating profit/(loss) before tax	(1,854)	(3,698)	1,562	(50)
Additional information
Average attributed equity (CHF billion)[4]	12.5	6.6		89
Total assets (CHF billion)[5]	247.4	262.9	183.8	(6)
Risk-weighted assets (phase-in, CHF billion)[6]	21.3	16.7		28
Risk-weighted assets (fully applied, CHF billion)[6]	20.7	16.2		28
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[7]	234.5
Personnel before allocations (full-time equivalents)	23,860	25,351	26,374	(6)
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,804)	(24,863)	(25,969)	(8)
Personnel after allocations (full-time equivalents)	1,055	488	405	116
Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	4,199	4,110	4,658	2
General and administrative expenses	4,327	5,302	3,608	(18)
Depreciation and impairment of property and equipment	761	647	731	18
Amortization and impairment of intangible assets	4	2	0	100

Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	9,291	10,060	8,997	(8)
Net allocations to business divisions	(8,444)	(8,052)	(8,628)	5

Total operating expenses[3]	847	2,008	369	(58)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held as of 31 December 2013 amounted to CHF 0.6 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
3	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.

5	Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.

2013 compared with 2012

Results

Operating income

Total operating income was negative CHF 1,007 million in 2013. Treasury income remaining in Corporate Center – Core Functions of negative CHF 902 million and an own credit loss on financial liabilities designated at fair value of CHF 283 million were partly offset by income related to other items of CHF 178 million. Total operating income in the prior year was negative CHF 1,689 million.

g Refer to “Note 24 Fair value measurement” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on own credit.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 902 million. This was mainly due to central funding costs of CHF 510 million, which were retained in Group Treasury, losses of CHF 222 million from cross-currency basis swaps which are held as economic hedges and net losses of CHF 194 million related to the buyback of debt in public tender offers. Furthermore, we recorded losses of CHF 153 million related to our macro cash flow hedge models. These negative effects were partly offset by trading gains of CHF 47 million on derivative instruments which are used to economically hedge financial investments available-for-sale.

Compared with the prior year, treasury income remaining in Corporate Center – Core Functions decreased to negative CHF 902 million from positive CHF 688 million. The 2012 result included gains of CHF 152 million related to our macro cash flow hedge models, as opposed to the abovementioned losses in 2013, and central funding costs retained in Group Treasury of CHF 268 million compared with CHF 510 million. Furthermore, 2013 included the aforementioned losses from cross-currency basis swaps and net losses related to the buyback of debt as well as a decline in revenues to CHF 22 million from CHF 245 million in the repurchase agreement unit, which was transferred from the Investment Bank to Corporate Center – Core Functions in 2013 and for which prior period information was restated. Whereas restated results reflected no allocation of revenues from the repurchase agreement unit to the business divisions, from 2013 onwards revenues from this unit are allocated to the business divisions, mainly to Wealth Management. 2013 also included CHF 206 million lower realized gains on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury during 2013.

g Refer to the “Treasury management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on funding costs.

We recorded an own credit loss on financial liabilities designated at fair value of CHF 283 million, primarily due to tightening of our funding spreads. The prior year included an own credit loss of CHF 2,202 million when our funding spreads tightened significantly.

Operating income excluding own credit and treasury income was CHF 178 million, largely due to gains on sales of real estate of CHF 288 million, partly offset by CHF 102 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition which are retained in Corporate Center – Core Functions with effect from 1 January 2013. In 2012, income related to other items was negative CHF 175 million, mainly due to charges related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and charges for certain provisions for litigation, regulatory and similar matters which were recorded within other income, partly offset by gains on sales of real estate of CHF 112 million.

Operating expenses before service allocations

On a gross basis, before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 769 million to CHF 9,291 million, including net restructuring charges of CHF 707 million compared with CHF 37 million in the prior year. The prior year included the positive effects from changes to our Swiss pension plan and our retiree benefit plans in the US of CHF 276 million and CHF 16 million, respectively. Adjusted for these items, operating expenses before allocations to the business divisions and Non-core and Legacy Portfolio were CHF 8,584 million compared with CHF 10,315 million in the prior year. This decrease of CHF 1,731 million was mainly due to CHF 1,283 million lower charges for provisions for litigation, regulatory and similar matters, our ongoing cost reduction programs and lower marketing costs.

Personnel expenses increased by CHF 89 million to CHF 4,199 million. Adjusted for net restructuring charges of CHF 129 million compared with CHF 24 million in 2012, as well as the abovementioned positive effects from changes to our Swiss pension plan and our retiree benefit plans in the US, personnel expenses were CHF 4,070 million in 2013 compared with CHF 4,378 million in the prior year. This decrease of CHF 308 million was mainly due to further headcount reductions related to our ongoing cost reduction programs.

General and administrative expenses decreased by CHF 975 million to CHF 4,327 million. On an adjusted basis, excluding net restructuring charges of CHF 513 million in 2013 and restructuring releases of CHF 1 million in 2012, general and administrative expenses decreased by CHF 1,489 million, mainly due to CHF 1,283 million lower charges for provisions for litigation, regulatory and similar matters and lower marketing costs.

Depreciation and impairment of property and equipment increased to CHF 761 million from CHF 647 million, mainly due to real estate-related restructuring charges of CHF 65 million compared with CHF 14 million as well as higher amortization and an impairment of capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 8,444 million for shared services costs, an increase of CHF 392 million, mainly related to higher restructuring charges, partly offset by lower cost allocations following reduced personnel expenses incurred.

Operating expenses after service allocations

Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio decreased to CHF 847 million from CHF 2,008 million. This decrease of CHF 1,161 million was mainly due to CHF 1,283 million lower charges for provisions for litigation, regulatory and similar matters.

Operating expenses remaining in Corporate Center – Core Functions are related to Group governance functions and other corporate activities.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) were CHF 21 billion as of 31 December 2013, CHF 5 billion higher than at the end of the prior year, mainly due to incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

g Refer to the “Capital management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Personnel

As of 31 December 2013, Corporate Center – Core Functions employed 23,860 personnel compared with 25,351 as of 31 December 2012. This decrease of 1,491 personnel was mainly related to our ongoing cost reduction programs. As of 31 December 2013, 22,804 personnel were allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. The 1,055 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

2012 compared with 2011

Results

Corporate Center – Core Functions recorded a loss before tax of CHF 3,698 million in 2012 compared with profit before tax of CHF 1,562 million in 2011. 2012 included charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million, mainly arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, as well as an own credit loss of CHF 2,202 million. Treasury income remaining in Corporate Center – Core Functions was CHF 688 million.

Operating income

Total operating income was negative CHF 1,689 million, mainly due to an own credit loss on financial liabilities designated at fair value of CHF 2,202 million and negative income related to other items of CHF 175 million, partly offset by treasury income remaining in Corporate Center – Core Functions of CHF 688 million. Total operating income in 2011 was CHF 1,931 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was CHF 688 million. 2012 included revenues of CHF 245 million in the repurchase agreement unit, which was transferred from the Investment Bank to Corporate Center – Core Functions in 2013 and for which prior period information was restated, realized gains of CHF 219 million on sales of financial investments held in the available-for-sale portfolio and gains of CHF 152 million related to our macro cash flow hedge models.

Compared with the prior year, treasury income remaining in Corporate Center – Core Functions increased to CHF 688 million from CHF 386 million. This increase was mainly due to gains of CHF 152 million related to our macro cash flow hedge models compared with losses of CHF 52 million and increased realized gains of CHF 219 million on sales of financial investments held in the available-for-sale portfolio compared with CHF 81 million.

In 2012, we recorded an own credit loss on financial liabilities designated at fair value of CHF 2,202 million, primarily due to tightening of our funding spreads. 2011 included an own credit gain on financial liabilities of CHF 1,537 million.

Operating income excluding own credit and treasury income was negative CHF 175 million in 2012, mainly due to charges of CHF 196 million related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and charges for provisions for litigation, regulatory and similar matters which were recorded as other income. These negative effects were partly offset by gains on sales of real estate of CHF 112 million. Compared with the prior year, income related to other items decreased to negative CHF 175 million from positive CHF 8 million, mainly due to the abovementioned charges related to our multi-currency portfolio of unencumbered, high-quality, short-term assets and higher charges for provisions for litigation, regulatory and similar matters.

Operating expenses before service allocations

On a gross basis, before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses increased by CHF 1,063 million to CHF 10,060 million in 2012. Adjusted for restructuring charges of CHF 37 million in 2012 and CHF 185 million in 2011, as well as the positive effect in 2012 of the changes to our Swiss pension plan and our retiree benefit plans in the US of CHF 276 million and CHF 16 million, respectively, operating expenses before allocations to the business divisions and Non-core and Legacy Portfolio were CHF 10,315 million compared with CHF 8,812 million in the prior year. This increase of CHF 1,503 million was mainly due to CHF 1,417 million higher charges for provisions for litigation, regulatory and similar matters, increased business demand for information technology infrastructure services as well as higher marketing costs. These increases were partly offset by reduced personnel expenses associated with our ongoing cost reduction programs.

Personnel expenses decreased by CHF 548 million to CHF 4,110 million. On an adjusted basis, excluding restructuring charges of CHF 24 million in 2012 and CHF 66 million in 2011, as well as the positive effect in 2012 of the changes to our Swiss pension plan and our retiree benefit plans in the US of CHF 276 million and CHF 16 million, respectively, personnel expenses were CHF 4,378 million in 2012 compared with CHF 4,592 million in the prior year. This decrease of CHF 214 million was mainly due to reduced personnel expenses associated with our ongoing cost reduction programs, a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards announced in the third quarter of 2012, as well as the effect related to the capitalization of internally generated software in 2012.

General and administrative expenses increased by CHF 1,694 million to CHF 5,302 million. Adjusted for net restructuring releases of CHF 1 million in 2012 and net restructuring charges of CHF 94 million in 2011, general and administrative expenses increased by CHF 1,789 million, mainly due to CHF 1,417 million higher charges for provisions for litigation, regulatory and similar matters largely arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Further, 2012 included higher marketing costs and increased business demand for information technology infrastructure services, partly offset by the effect of the capitalization of internally generated software.

Depreciation and impairment of property and equipment decreased to CHF 647 million from CHF 731 million, mainly due to lower restructuring charges and amortization of software costs in 2011.

The business divisions and Non-core and Legacy Portfolio were charged CHF 8,052 million for shared services costs, a decrease of CHF 576 million, primarily reflecting the aforementioned decrease in personnel expenses.

Operating expenses after service allocations

Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio increased to CHF 2,008 million from CHF 369 million. This mainly reflects CHF 1,417 million higher charges for provisions for litigation, regulatory and similar matters as well as CHF 65 million higher marketing costs in relation to our 150th anniversary, including expenses related to the education initiative we launched to mark the occasion in 2012.

Personnel

As of 31 December 2012, Corporate Center – Core Functions employed 25,351 personnel, compared with 26,374 as of 31 December 2011. This decrease of 1,023 personnel was mainly related to our ongoing cost reduction programs. As of 31 December 2012, 24,863 personnel were allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. The 488 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 2,312 million in 2013 compared with a loss of CHF 3,764 million in the prior year. The 2013 loss was mainly due to total operating expenses of CHF 2,660 million which included charges of CHF 1,320 million for provisions for litigation, regulatory and similar matters. Operating income was CHF 347 million, mainly due to gains from the revaluation of our option to acquire the SNB StabFund’s equity, prior to our exercise of the option. Fully applied risk-weighted assets (RWA) decreased by CHF 39 billion to CHF 64 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.13	31.12.12	31.12.11	31.12.12
Non-core	(50)	1,135	928
Legacy Portfolio	394	381	(642)	3
of which: SNB StabFund option	412	539	(126)	(24)

Income	344	1,516	286	(77)
Credit loss (expense)/recovery[2]	3	(78)	22

Total operating income	347	1,439	309	(76)

Personnel expenses	515	628	706	(18)
General and administrative expenses	2,022	1,141	486	77
Services (to)/from other business divisions	65	335	503	(81)
Depreciation and impairment of property and equipment	55	41	43	34
Impairment of goodwill	0	3,030	0	(100)
Amortization and impairment of intangible assets	3	28	19	(89)

Total operating expenses[3]	2,660	5,202	1,756	(49)

Operating profit/(loss) before tax	(2,312)	(3,764)	(1,448)	(39)

Additional information
Average attributed equity (CHF billion)[4]	10.8	16.5		(35)
Total assets (CHF billion)[5]	210.5	428.6	524.8	(51)
Risk-weighted assets (phase-in, CHF billion)[6]	63.5	102.5		(38)
Risk-weighted assets (fully applied, CHF billion)[6]	63.5	102.5		(38)
Swiss SRB leverage ratio denominator (phase-in, CHF billion)[7]	160.0
Personnel after allocations (full-time equivalents)	1,585	2,304	2,440	(31)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.
2	Includes credit loss (expense)/recovery on reclassified and acquired securities.
3	Refer to “Note 32 Changes in organization” in the “Financial information” section of the UBS 2013 Form 20-F for information on restructuring charges.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of the UBS 2013 Form 20-F for more information.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Data as of 31 December 2012 are not available on a reporting segment level due to organizational changes. Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information.

2013 compared with 2012

Operating income by business unit

Non-core

Total income was negative CHF 50 million in 2013, mainly due to a negative debit valuation adjustment of CHF 99 million, partly offset by slightly positive revenues in rates of CHF 17 million and credit of CHF 15 million. These modestly positive revenues demonstrate that significant reductions in RWA and balance sheet assets, as well as operational complexity, following the accelerated implementation of our strategy, were achieved at negligible cost.

In the prior year, Non-core revenues were positive CHF 1,135 million as, during 2012, the portfolios were actively traded and benefited from increased liquidity, with strong two-way client flow that resulted in higher revenues.

Legacy Portfolio

Total income was CHF 394 million in 2013. We exercised our option to acquire the SNB StabFund’s equity and recorded total option revaluation gains of CHF 431 million prior to the exercise, partly offset by a reduction in trading revenues due to an interest charge of CHF 34 million relating to tax obligations of the SNB StabFund.

Legacy Portfolio income excluding the SNB StabFund option was negative CHF 18 million, mainly due to mark-to-market losses of CHF 122 million in the municipal portfolios, partly offset by gains of CHF 84 million from reference-linked note portfolios.

Compared with the prior year, income in the Legacy Portfolio increased to CHF 394 million from CHF 381 million, mainly as 2012 included losses on collateralized debt obligations (CDO) and related hedging swaps of CHF 171 million as we exited certain CDO positions to reduce RWA. In 2012, we recorded gains of CHF 526 million on the revaluation of our option to acquire the SNB StabFund’s equity.

Credit loss expense/recovery

In 2013, we recorded credit loss recoveries of CHF 3 million, mainly in the Legacy Portfolio, due to sales and redemptions of student loan auction rate securities impaired in prior periods. Net credit loss expenses were CHF 78 million in 2012, which mainly reflected an impairment charge related to certain student loan auction rate securities, subsequently sold to reduce RWA.

Operating expenses

Total operating expenses decreased to CHF 2,660 million from CHF 5,202 million in the prior year.

Personnel expenses declined by CHF 113 million to CHF 515 million, mainly due to a decrease in front office personnel following the accelerated implementation of our strategy and head-count reductions related to our ongoing cost reduction programs, as well as restructuring charges of CHF 35 million in 2013 compared with CHF 58 million in the prior year.

General and administrative expenses increased by CHF 881 million to CHF 2,022 million, largely due to charges for provisions for litigation, regulatory and similar matters of CHF 1,320 million compared with CHF 634 million, restructuring charges of CHF 173 million compared with zero, as well as an impairment charge of CHF 87 million related to certain disputed receivables.

Charges for services from other business divisions decreased by CHF 270 million to CHF 65 million, mainly as a result of reduced consumption of shared services.

Depreciation and impairment of property and equipment increased to CHF 55 million from CHF 41 million, mainly due to restructuring charges of CHF 26 million compared with zero in the prior year.

An impairment of goodwill of CHF 3,030 million was recognized in 2012.

g Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Risk-weighted assets

Fully applied RWA for Corporate Center – Non-core and Legacy Portfolio decreased by CHF 39 billion to CHF 64 billion, significantly below our year-end 2013 target of CHF 85 billion.

Non-core RWA decreased by CHF 32 billion to CHF 33 billion as a result of continued activity targeted at reducing the number of outstanding over-the-counter derivative transactions by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions. These reductions were partly offset by the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Legacy Portfolio RWA decreased by CHF 7 billion to CHF 31 billion, mainly due to sales and redemptions of student loan auction rate securities and sales of bonds within the reference-linked notes portfolios. These reductions were partly offset by the effect of the supplemental operational risk capital analysis referred to above.

g Refer to the “Risk management and control” and “Capital management” sections of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Balance sheet assets

Balance sheet assets decreased 51% to CHF 211 billion as of 31 December 2013 from CHF 429 billion as of 31 December 2012. This decrease was mainly due to a CHF 170 billion reduction in positive replacement values, largely in Non-core, primarily as a result of significant ongoing unwind, novation and compression activity during 2013. Funded assets decreased by CHF 39 billion, mainly as a result of exiting government and other liquid bond positions along with the sale of distressed assets in Non-core, as well as sales and redemptions of student loan auction rate securities in the Legacy Portfolio.

g Refer to the “Balance sheet” section and to the sub-section headed “Corporate Center – Non-core and Legacy Portfolio” of the “Risk management and control” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Personnel

As of 31 December 2013, a total of 1,585 personnel were employed within Non-core and Legacy Portfolio compared with 2,304 as of 31 December 2012. Front office personnel decreased to 222 from 541 and personnel allocated from centralized shared services units decreased by 400 to 1,363.

2012 compared with 2011

We do not provide a full comparison of 2012 performance versus 2011 as the restated information for both years is not representative of the way the business was managed during those years and as such is an estimate of such periods’ performance. Amounts were determined reflecting a number of assumptions and allocations in order to achieve comparability with how the business would be managed in the future.

Results

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 3,764 million in 2012 compared with CHF 1,448 million in 2011. The 2012 loss was mainly due to total operating expenses of CHF 5,202 million, mainly related to an impairment of goodwill and other non-financial assets of CHF 3,064 million as well as charges of CHF 634 million for provisions for litigation, regulatory and similar matters. Operating income was CHF 1,439 million, mainly due to revenues of CHF 1,135 million in Non-core and gains of CHF 526 million from the revaluation of our option to acquire the SNB StabFund’s equity. Fully applied RWA were CHF 103 billion as of 31 December 2012 on a pro-forma basis.

Operating income by business unit

Non-core

Total income was CHF 1,135 million in 2012 as rates and credit portfolios, which were part of the Investment Bank prior to the accelerated implementation of our strategy, were actively traded and benefited from increased liquidity, with strong two-way client flow. Compared with 2011, income in Non-core increased to CHF 1,135 million from CHF 928 million as a result of improved performance in credit with revenues of CHF 671 million compared with CHF 308 million in the prior year.

Legacy Portfolio

Total income was CHF 381 million in 2012. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 526 million.

Legacy Portfolio income excluding the SNB StabFund option was negative CHF 158 million. 2012 included losses of CHF 171 million on CDO and related hedging swaps which we exited in order to reduce RWA.

Compared with the prior year, income in the Legacy Portfolio increased to CHF 381 million from negative CHF 642 million, mainly due to gains of CHF 526 million from the revaluation of our option to acquire the SNB StabFund’s equity in 2012 compared with losses of CHF 133 million in 2011. Additionally, 2011 included a loss of CHF 284 million related to credit valuation adjustments for monoline credit protection.

Credit loss expense/recovery

In 2012, we incurred credit loss expenses of CHF 78 million, mainly in the Legacy Portfolio, reflecting an impairment charge related to certain student loan auction rate securities, subsequently sold to reduce RWA.

Operating expenses

Total operating expenses increased to CHF 5,202 million from CHF 1,756 million in 2011.

Personnel expenses decreased by CHF 78 million to CHF 628 million, mainly due to a decrease in front office personnel following the accelerated implementation of our strategy and head-count reductions related to our cost reduction programs.

General and administrative expenses increased by CHF 655 million to CHF 1,141 million, largely due to CHF 607 million higher charges for provisions for litigation, regulatory and similar matters and increased professional fees.

Charges for services from other business divisions decreased by CHF 168 million to CHF 335 million, mainly as a result of reduced consumption of shared services.

An impairment of goodwill of CHF 3,030 million was recognized in 2012.

g Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Section F: Balance Sheet – First and Second Quarter of 2014

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Second Quarter 2014 Report pp. 72-74

Balance sheet

As of 30 June 2014, our balance sheet assets stood at CHF 983 billion, broadly unchanged from 31 March 2014, as continued reductions in positive replacement values, in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, and lower cash balances in Corporate Center – Core Functions were offset by increases in trading portfolio assets in the Investment Bank, an increase in due from banks in Corporate Center – Core Functions and increased lending in our wealth management businesses. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 7 billion to CHF 749 billion. Excluding currency effects, funded assets increased by approximately CHF 4 billion.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 11 billion, mainly reflecting a continued reduction in Non-core and Legacy Portfolio which primarily resulted from a reduction in over-the-counter (OTC) rates derivative exposures due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partly offset by fair value changes due to interest rate movements. In addition, PRV were lower in the Investment Bank mainly as foreign exchange contracts matured. Cash and balances with central banks decreased by CHF 10 billion, mainly reflecting a rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury, a majority of which are short-term, from balances with central banks into interbank lending. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 3 billion, primarily reflecting a reduction in Group Treasury in Corporate Center – Core Functions. In addition, financial investments available-for-sale decreased by CHF 1 billion. These decreases were partly offset by an increase in lending assets of CHF 13 billion, primarily resulting from the abovementioned re-balancing of the Group’s multi-currency portfolio managed centrally by Group Treasury, combined with increased Lombard and residential mortgage lending in our wealth management businesses. Trading portfolio assets increased by CHF 7 billion, primarily in the Investment Bank, driven by client activity as well as temporary increases related to aged trade settlements. Other assets increased by CHF 5 billion, primarily reflecting an increase in prime brokerage receivables and cash collateral receivables on derivative instruments.

g Refer to the “Balance sheet” section and Notes 10 through 13 in the “Financial information” section of the Second Quarter 2014 Report incorporated by reference herein for more information.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 6 billion to CHF 184 billion, primarily as a result of the reduction in PRV, and funded assets decreased by CHF 2 billion to CHF 17 billion, mainly due to reductions in both trading portfolio and lending assets. There were no individually significant trade reductions but rather a number of smaller position reductions across the collateralised loan obligations (CLO) and reference-linked notes (RLN) portfolios. Corporate Center – Core Functions assets decreased by CHF 2 billion to CHF 231 billion, primarily within Group Treasury, mainly reflecting the abovementioned reduction in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury was broadly unchanged. Investment Bank total assets increased by CHF 3 billion to CHF 245 billion, and funded assets increased by CHF 6 billion to CHF 182 billion, mainly due to the abovementioned increases in trading portfolio assets, primarily in Equities within Investor Client Services. Wealth Management and Wealth Management Americas total assets increased by CHF 3 billion and CHF 2 billion to CHF 119 billion and CHF 47 billion, respectively, primarily reflecting higher Lombard and residential mortgage lending. Global Asset Management and Retail & Corporate total assets were broadly unchanged at CHF 14 billion and CHF 143 billion, respectively.

Total assets and funded assets

	30.6.14					31.3.14
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	245	231	184	323	983	242	233	190	317	983
Less: positive replacement values	(55)	0	(147)	(3)	(205)	(59)	0	(153)	(3)	(215)
Less: collateral delivered against OTC derivatives(1)	(8)	0	(21)	0	(29)	(7)	0	(18)	0	(26)

Funded assets	182	231	17	320	749	176	233	19	314	742

(1)	Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Liabilities

Total liabilities were broadly unchanged at CHF 931 billion. Negative replacement values decreased by CHF 7 billion, largely in line with the abovementioned reduction in PRV. This was partly offset by a CHF 3 billion increase in other liabilities, mainly due to an increase in prime brokerage payables, partially offset by a reduction in cash collateral payables on derivative instruments. In addition, short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 2 billion, primarily reflecting increased net issuances of certificates of deposit. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued increased by CHF 1 billion, primarily due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes and a EUR 1.0 billion covered bond, partly offset by redemptions and maturities. Customer deposits and collateral trading liabilities were broadly unchanged.

g Refer to the “Liquidity and funding management” section of the Second Quarter 2014 Report incorporated by reference herein for more information.

g Refer to the “Balance sheet” section and Notes 10 through 14 in the “Financial information” section of the Second Quarter 2014 Report incorporated by reference herein for more information.

Equity

Equity attributable to UBS shareholders increased by CHF 509 million to CHF 49,532 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,183 million, reflecting the net profit attributable to UBS shareholders of CHF 792 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 390 million (net of tax). Second quarter OCI included positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 262 million and CHF 16 million, respectively, as well as foreign currency translation gains of CHF 87 million and net gains on defined benefit plans of CHF 26 million.

Share premium decreased by CHF 703 million, mainly reflecting the payment of CHF 938 million to UBS shareholders out of the capital contribution reserve, partly offset by an increase of CHF 231 million related to employee share plans.

g Refer to the “Statement of changes in equity” in the “Financial information” section and the sub-section headed “Total comprehensive income attributable to UBS shareholders: 2Q14 vs 1Q14” in the “Group performance” section of the Second Quarter 2014 Report incorporated by reference herein for more information.

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

First Quarter 2014 Report pp. 68-70

Balance sheet

As of 31 March 2014, our balance sheet assets stood at CHF 983 billion, a decrease of CHF 36 billion from 31 December 2013, primarily due to a continued reduction in positive replacement values in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 3 billion to CHF 742 billion. This increase mainly reflected client-driven increases in trading portfolio assets in the Investment Bank and lending activity in Wealth Management, partly offset by reduced collateral trading assets in Corporate Center – Core Functions. Excluding currency effects, funded assets increased by approximately CHF 6 billion.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 39 billion, mainly reflecting a decline in Non-core and Legacy Portfolio which primarily resulted from a reduction in over-the-counter (OTC) rates and credit derivative exposures due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties, as well as, to a lesser extent, fair value changes due to currency movements, partially offset by interest rate movements. In addition, PRV fell in the Investment Bank, mainly reflecting maturities of foreign exchange contracts. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, were lower by CHF 8 billion, mainly within Group Treasury in Corporate Center – Core Functions. Financial investments available-for-sale decreased by CHF 6 billion, primarily resulting from a re-balancing of our multi- currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury from financial investments available-for-sale to cash and balances with central banks. Other assets decreased by CHF 1 billion as an increase in prime brokerage receivables was more than offset by a reduction in cash collateral receivables on derivative instruments. These decreases were partly offset by a CHF 9 billion increase in lending assets, which primarily resulted from increased Lombard and residential mortgage lending in Wealth Management. Cash and balances with central banks increased by CHF 7 billion, mainly due to the abovementioned rebalancing of the multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term. Trading portfolio assets increased by CHF 3 billion, primarily due to client-driven increases in both debt and equity instruments, partly offset by a reduction in precious metal positions.

g Refer to the “Balance sheet” section and Notes 10 through 13 in the “Financial information” section of the First Quarter 2014 Report incorporated by reference herein for more information.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 25 billion to CHF 190 billion as a result of the aforementioned reduction in PRV, and funded assets decreased by CHF 3 billion to CHF 19 billion, mainly due to the maturity of the last remaining trade in the structured reverse repo portfolio and the full exit of precious metal holdings in Non-core. Corporate Center – Core Functions assets decreased by CHF 14 billion to CHF 233 billion, primarily within Group Treasury, mainly reflecting the abovementioned reduction in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury remained stable. Investment Bank total assets decreased by CHF 3 billion to CHF 242 billion, however, funded assets increased by CHF 14 billion to CHF 176 billion, mainly due to a client- driven increase in trading portfolio assets. Wealth Management total assets increased by CHF 6 billion to CHF 115 billion, primarily reflecting the abovementioned increase in lending activity. Wealth Management Americas, Global Asset Management and Retail & Corporate total assets were broadly unchanged at CHF 45 billion, CHF 13 billion and CHF 143 billion, respectively.

Total assets and funded assets

	31.3.14					31.12.13[1]
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	242	233	190	317	983	245	247	215	311	1,018
Less: positive replacement values	(59)	0	(153)	(3)	(215)	(76)	0	(174)	(3)	(254)
Less: collateral delivered against OTC derivatives(2)	(7)	0	(18)	0	(26)	(7)	0	(19)	0	(26)

Funded assets	176	233	19	314	742	162	247	22	307	739

(1)	Refer to the “Regulatory and legal developments and financial reporting changes” section of the First Quarter 2014 Report for more information on the adoption of the amendments to IAS 32.
(2)	Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Liabilities

Total liabilities decreased by CHF 37 billion to CHF 932 billion, primarily as negative replacement values declined by CHF 38 billion, largely in line with the abovementioned reduction in PRV. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 4 billion, primarily reflecting reduced funding requirements. Customer deposits decreased by CHF 2 billion, mainly in Wealth Management. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 1 billion as the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes was more than offset by the redemption and maturity of several non-structured notes and OTC instruments. These decreases were partly offset by an increase of CHF 8 billion in collateral trading liabilities, mainly reflecting a client-driven increase in repurchase activity. Other liabilities were unchanged as an increase in trading portfolio liabilities was offset by a reduction in cash collateral payables on derivative instruments.

g Refer to the “Liquidity and funding management” and the “Balance sheet” sections and to Notes 10 through 14 in the “Financial information” section of the First Quarter 2014 Report incorporated by reference herein for more information.

Equity

Equity attributable to UBS shareholders increased by CHF 1,022 million to CHF 49,023 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,465 million, reflecting the net profit attributable to UBS shareholders of CHF 1,054 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 411 million (net of tax). First quarter OCI included net gains on defined benefit plans of CHF 344 million, positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 210 million and CHF 31 million, respectively, partly offset by foreign currency translation losses of CHF 174 million.

Share premium decreased by CHF 33 million, mainly reflecting a decrease of CHF 52 million related to employee share plans. Net treasury share activity reduced equity attributable to UBS shareholders by CHF 434 million, mainly reflecting the net acquisition of treasury shares in relation to employee share-based compensation awards.

g Refer to the “Statement of changes in equity” in the “Financial information” section and the sub-section headed “Total comprehensive income attributable to UBS shareholders: 1Q14 vs 4Q13” in the “Group performance” section of the First Quarter 2014 Report incorporated by reference herein for more information.

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

Section G: Balance Sheet and Off-Balance Sheet Arrangements – 2013, 2012 and 2011

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2013 Form 20-F pp. 89-96

Balance sheet

As of 31 December 2013, our balance sheet assets stood at CHF 1,010 billion, a decrease of CHF 250 billion or 20% from 31 December 2012, primarily due to a reduction in positive replacement values (PRV) in Corporate Center – Non-core and Legacy Portfolio. Funded assets, which represent total assets excluding PRV and collateral delivered against over-the-counter (OTC) derivatives, decreased by CHF 66 billion to CHF 739 billion, mainly due to reductions in both collateral trading and trading portfolio assets, primarily reflecting the ongoing execution of our strategy. Currency effects reduced funded assets by approximately CHF 18 billion.

Balance sheet

			% change from
CHF million	31.12.13	31.12.12	31.12.12
Assets
Cash and balances with central banks	80,879	66,383	22
Due from banks	17,170	21,220	(19)
Cash collateral on securities borrowed	27,496	37,372	(26)
Reverse repurchase agreements	91,563	130,941	(30)
Trading portfolio assets	122,848	160,564	(23)
of which: assets pledged as collateral which may be sold or repledged by counterparties	42,449	44,698	(5)
Positive replacement values	245,835	418,957	(41)
Cash collateral receivables on derivative instruments	28,007	30,413	(8)
Financial assets designated at fair value	7,364	9,106	(19)
Loans	286,959	279,901	3
Financial investments available-for-sale	59,525	66,230	(10)
Investments in associates	842	858	(2)
Property and equipment	6,006	6,004	0
Goodwill and intangible assets	6,293	6,461	(3)
Deferred tax assets	8,845	8,143	9
Other assets	20,228	17,244	17

Total assets	1,009,860	1,259,797	(20)

Liabilities
Due to banks	12,862	23,024	(44)
Cash collateral on securities lent	9,491	9,203	3
Repurchase agreements	13,811	38,557	(64)
Trading portfolio liabilities	26,609	34,247	(22)
Negative replacement values	239,953	395,260	(39)
Cash collateral payables on derivative instruments	49,138	71,148	(31)
Financial liabilities designated at fair value	69,901	91,901	(24)
Due to customers	390,825	373,459	5
Debt issued	81,586	104,837	(22)
Provisions	2,971	2,536	17
Other liabilities	62,777	66,523	(6)

Total liabilities	959,925	1,210,697	(21)

Equity
Share capital	384	384	0
Share premium	33,952	33,898	0
Treasury shares	(1,031)	(1,071)	(4)
Equity classified as obligation to purchase own shares	(46)	(37)	24
Retained earnings	24,475	21,297	15
Cumulative net income recognized directly in equity, net of tax	(9,733)	(8,522)	14
Equity attributable to UBS shareholders	48,002	45,949	4
Equity attributable to preferred noteholders	1,893	3,109	(39)
Equity attributable to non-controlling interests	41	42	(2)

Total equity	49,936	49,100	2

Total liabilities and equity	1,009,860	1,259,797	(20)

Balance sheet development

Non-core and Legacy Portfolio total assets decreased by CHF 218 billion to CHF 211 billion as of 31 December 2013, mainly reflecting a CHF 170 billion decline in positive replacement values in Non-core and Legacy Portfolio, primarily from a reduction in OTC derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties, as well as, to a lesser extent, fair value changes due to interest rate movements. Non-core and Legacy Portfolio funded assets decreased by CHF 39 billion to CHF 22 billion, primarily due to the exit of government and other liquid bond positions, along with the sale of a portfolio of distressed assets in Non-core and sales and redemptions of student loan auction rate securities in the Legacy Portfolio. Investment Bank total assets decreased by CHF 21 billion to CHF 241 billion, and funded assets declined by CHF 23 billion to CHF 162 billion, largely due to lower collateral trading assets across businesses, as well as due to a reduction in trading portfolio assets in our foreign exchange, rates and credit business and a reduction in lending assets in Corporate Client Solutions.

Corporate Center – Core Functions assets decreased by CHF 16 billion to CHF 247 billion, primarily reflecting lower collateral trading assets, reduced PRV and sales of mortgage-backed securities held as financial investments available-for-sale. The overall size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. Retail & Corporate total assets decreased by CHF 4 billion to CHF 141 billion, largely reflecting a reduction in cash balances. Wealth Management total assets increased by CHF 5 billion to CHF 110 billion mainly resulting from increased Lombard and mortgage lending activities. Wealth Management Americas and Global Asset Management total assets were broadly unchanged at CHF 45 billion and CHF 14 billion, respectively.

Total assets and funded assets

	31.12.13					31.12.12
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	241	247	211	311	1,010	262	263	429	307	1,260
Less: positive replacement values	(72)	0	(170)	(3)	(246)	(69)	(7)	(340)	(3)	(419)
Less: collateral delivered against OTC derivatives[1]	(6)	0	(19)[2]	0	(25)	(8)	0	(28)[2]	0	(36)

Funded assets	162	247	22	307	739	185	256	61	303	805

1	Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.
2	Non-core: CHF 17 billion as of 31 December 2013 (CHF 27 billion as of 31 December 2012). Legacy Portfolio: CHF 1 billion as of 31 December 2013 (CHF 2 billion as of 31 December 2012).

Cash and balances with central banks

Cash and balances with central banks increased by CHF 14 billion to CHF 81 billion as of 31 December 2013, mainly due to a rebalancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Lending

Loans increased by CHF 7 billion to CHF 287 billion, predominantly in our wealth management businesses and mainly reflecting increased Lombard and residential mortgage lending, partly offset by sales and redemptions of student loan auction rate securities in the Legacy Portfolio. Interbank lending was lower by CHF 4 billion, mainly in the Investment Bank, and financial assets designated at fair value were reduced by CHF 2 billion, primarily due to trade terminations in Non-core.

Collateral trading

Collateral trading assets (reverse repurchase agreements and cash collateral on securities borrowed) decreased by CHF 49 billion to CHF 119 billion, primarily due to the rebalancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets, lower collateral trading activity in the Investment Bank and a reduction in externally sourced securities collateral by Group Treasury.

Collateral trading liabilities (repurchase agreements and cash collateral on securities lent) were reduced by CHF 24 billion, reflecting reduced funding requirements.

Trading portfolio

Trading portfolio assets were reduced by CHF 38 billion to CHF 123 billion, mainly due to a CHF 34 billion decrease in debt instruments held, primarily reflecting lower government, corporate and mortgage-backed securities debt, and a reduction of CHF 8 billion in precious metal holdings, partly offset by a CHF 4 billion client-driven increase in equity instruments. A majority of the reduction in trading portfolio assets occurred in Non-core, reflecting the ongoing execution of our strategy.

Trading portfolio liabilities were lower by CHF 8 billion, primarily reflecting reduced government debt and corporate bonds short sales.

Replacement values

Positive and negative replacement values declined on both sides of the balance sheet, decreasing by CHF 173 billion or 41% and CHF 155 billion or 39% to CHF 246 billion and CHF 240 billion, respectively. Decreases in positive replacement values mainly occurred in Non-core and Legacy Portfolio, primarily from a reduction in OTC derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties, as well as, to a lesser extent, fair value changes due to interest rate movements. Similarly, decreases in negative replacement values also mainly occurred in interest rate contracts in Non-core and Legacy Portfolio.

Financial investments available-for-sale

Financial investments available-for-sale were reduced by CHF 7 billion to CHF 60 billion, mainly reflecting lower holdings of government debt as well as sales of mortgage-backed securities.

Short-term borrowings

Short-term borrowings (short-term debt issued and due to banks) decreased by CHF 15 billion to CHF 40 billion, primarily due to lower interbank precious metal accounts recognized on our balance sheet, combined with reduced funding requirements. The reduction in short-term debt issued primarily occurred in commercial paper and client customized issuances, partly offset by an increase in certificates of deposit.

→ Refer to the “Treasury management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Due to customers

Customer deposits increased by CHF 17 billion to CHF 391 billion as Wealth Management, Wealth Management Americas and Retail & Corporate all continued to attract client money into both current and deposit accounts.

→ Refer to the “Treasury management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Long-term debt

Long-term debt decreased by CHF 40 billion to CHF 124 billion, primarily resulting from a CHF 22 billion reduction in financial liabilities designated at fair value, mainly in the Investment Bank and Non-core and Legacy Portfolio. Long-term debt issued held at amortized cost was reduced by CHF 18 billion, primarily due to decreases in senior debt. As part of our reduction in wholesale funding, we successfully completed two cash tender offers during 2013 to repurchase certain subordinated and senior unsecured bonds.

→ Refer to the “Treasury management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Other assets/Other liabilities

Other assets were largely unchanged at CHF 70 billion, mainly as a CHF 3 billion increase in prime brokerage receivables was mostly offset by a CHF 2 billion reduction in cash collateral receivables on derivative instruments.

Other liabilities decreased by CHF 25 billion to CHF 115 billion, primarily due to a CHF 22 billion reduction in cash collateral payables on derivative instruments.

Equity

Equity attributable to UBS shareholders increased by CHF 2,053 million to CHF 48,002 million as of 31 December 2013 from CHF 45,949 million a year earlier. Total comprehensive income attributable to UBS shareholders was CHF 1,961 million, reflecting the net profit attributable to UBS shareholders of CHF 3,172 million, partly offset by negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 1,211 million (net of tax). OCI included foreign currency translation losses of CHF 471 million as well as negative OCI movements related to cash flow hedges and financial investments available-for-sale of CHF 1,520 million and CHF 154 million, respectively, partly offset by net gains on defined benefit plans of CHF 939 million. Share premium increased by CHF 54 million, mainly reflecting an increase of CHF 305 million related to employee share and share option plans and treasury share gains of CHF 203 million, partly offset by the payment of CHF 564 million to UBS shareholders out of the capital contribution reserve. Net treasury share activity increased equity attributable to UBS shareholders by CHF 41 million.

→ Refer to the “Statement of changes in equity” in the “Financial information” section and the sub-section headed “Total comprehensive income attributable to UBS shareholder” in the “Group performance” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Intra-period balances

Balance sheet positions disclosed in this section represent year-end positions. Intra-period balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end and year-end positions.

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions that may not be fully recognized on the balance sheet due to the International Financial Reporting Standards (IFRS) accounting treatment adopted for the arrangement entered into. These transactions include derivative instruments, guarantees and similar arrangements, as well as purchased and retained interests in non-consolidated structured entities (SE), which are transacted for a number of reasons, including market-making and hedging activities, to meet specific needs of our clients or to offer investment opportunities to clients through entities that are not controlled by us.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize these on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

→ Refer to “Note 1a) 3) Subsidiaries and structured entities” and “Note 1a) 5) Recognition and derecognition of financial instruments” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on accounting policies regarding consolidation and deconsolidation of subsidiaries, including structured entities, and recognition and derecognition of financial instruments, respectively.

→ Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on interests in, and maximum exposure to loss from, unconsolidated structured entities.

The following paragraphs provide more information on several distinct off-balance sheet arrangements. Additional off-balance sheet information is primarily provided in “Note 14 Derivative instruments and hedge accounting”, “Note 22 Provisions and contingent liabilities”, “Note 25 Restricted and transferred financial assets”, “Note 30 Interests in subsidiaries and other entities” and “Note 33 Operating lease commitments” in the “Financial information” section and the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

Risk disclosures, including our involvement with off-balance sheet vehicles

→ Refer to the “Risk, treasury and capital management” section of the UBS 2013 Form 20-F incorporated by reference herein for more information for comprehensive liquidity, market and credit risk information related to risk positions, which includes our exposures to off-balance sheet vehicles.

Support provided to non-consolidated investment funds

In 2013, the Group did not provide material support, financial or otherwise, to unconsolidated investment funds when the Group was not contractually obligated to do so, nor does the Group have an intention to do so.

Guarantees and similar arrangements

In the normal course of business, we issue various forms of guarantees, commitments to extend credit, standby and other letters of credit to support our clients, commitments to enter into forward starting transactions, note issuance facilities and revolving underwriting facilities. With the exception of related premiums, generally these guarantees and similar obligations are kept as off-balance sheet items unless a provision to cover probable losses is required.

As of 31 December 2013, the net exposure (gross values less sub-participations) from guarantees and similar instruments was CHF 15.8 billion, compared with CHF 17.8 billion as of 31 December 2012. Fee income from issuing guarantees was not significant to total revenues in 2013.

Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make a payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2013, we recognized net credit loss recoveries of CHF 2 million, compared with net credit loss recoveries of CHF 16 million for the year ended 31 December 2012, related to obligations incurred for guarantees and loan commitments. Provisions recognized for guarantees and loan commitments were CHF 61 million as of 31 December 2013 and CHF 64 million as of 31 December 2012.

For certain obligations, we enter into partial sub-participations to mitigate various risks from guarantees and loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We will only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.

Furthermore, we provide representations, warranties and indemnifications to third parties in the normal course of business.

Clearing house and exchange memberships

We are a member of numerous securities and derivative exchanges and clearing houses. In connection with some of those memberships, we may be required to pay a share of the financial obligations of another member who defaults, or we may be otherwise exposed to additional financial obligations. While the membership rules vary, obligations generally would arise only if the exchange or clearing house had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.13			31.12.12
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	7,731	(670)	7,061	8,313	(734)	7,579
Performance guarantees and similar instruments	3,423	(706)	2,717	3,673	(829)	2,844
Documentary credits	7,644	(1,599)	6,044	8,072	(660)	7,412

Total guarantees	18,798	(2,975)	15,823	20,058	(2,223)	17,835

Commitments
Loan commitments	54,913	(1,227)	53,686	59,818	(867)	58,950
Underwriting commitments	760	(225)	535	167	(167)	0

Total commitments	55,673	(1,452)	54,221	59,985	(1,034)	58,951

Forward starting transactions[1]
Reverse repurchase agreements	9,376			18,576
Securities borrowing agreements	46			249
Repurchase agreements	8,191			9,993

1	Cash to be paid in the future by either UBS or the counterparty.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates our share in the deposit insurance system to be CHF 0.9 billion. The deposit insurance is a guarantee and exposes us to additional risk. This is not reflected in the table above due to its unique characteristics. As of 31 December 2013, we consider the probability of a material loss from our obligation to be remote.

Underwriting commitments

Gross equity underwriting commitments as of 31 December 2013 and 31 December 2012 amounted to CHF 0.8 billion and CHF 0.2 billion, respectively. Gross debt and private equity underwriting commitments as of 31 December 2013 and 31 December 2012 were not material.

Contractual obligations

The table below summarizes payments due by period under contractual obligations as of 31 December 2013.

All contracts included in this table, with the exception of purchase obligations (i.e., those in which we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 33 Operating lease commitments” in the “Financial information” section of this report.

Long-term debt obligations as of 31 December 2013 were CHF 136 billion and consisted of financial liabilities designated at fair value (CHF 73 billion) and long-term debt issued (CHF 64 billion) and represent both estimated future interest and principal payments on an undiscounted basis. Refer to “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information. Approximately half of total long-term debt obligations had a variable rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in fixed-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table on the previous page. The notional amount of these interest rate swaps was CHF 31 billion as of 31 December 2013. Financial liabilities designated at fair value (CHF 73 billion on an undiscounted cash flow basis) mostly consist of structured notes and are generally economically hedged, but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments as interest rate risk inherent in respective liabilities is generally risk managed on a portfolio level.

Within purchase obligations, the obligation to employees under mandatory notice periods is excluded (i.e., the period in which we must pay contractually agreed salaries to employees leaving the firm).

Our obligations recognized on the balance sheet as Due to banks, Cash collateral on securities lent, Repurchase agreements, Trading portfolio liabilities, Negative replacement values, Cash collateral payables on derivative instruments, Due to customers, Provisions and Other liabilities are excluded from the table on the previous page.

→ Refer to the respective Notes in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information on these liabilities.

Contractual obligations

	Payment due by period
CHF million	< 1 year	1-3 years	3-5 years	> 5 years
Long-term debt obligations	30,448	37,672	27,479	40,972
Finance lease obligations	39	42	6	2
Operating lease obligations	737	1,257	1,021	2,316
Purchase obligations	1,433	890	427	240
Other liabilities	128	8	6	2

Total	32,785	39,869	28,939	43,532

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2012 Form 20-F pp. 84-91

Balance sheet

Balance sheet

	As of 31 December		% change from
CHF million	2012	2011	2011
Assets
Cash and balances with central banks	66,383	40,638	63
Due from banks	21,230	23,218	(9)
Cash collateral on securities borrowed	37,372	58,763	(36)
Reverse repurchase agreements	130,941	213,501	(39)
Trading portfolio assets	160,861	181,525	(11)
of which: assets pledged as collateral which may be sold or repledged by counterparties	44,698	39,936	12
Positive replacement values	418,029	486,584	(14)
Cash collateral receivables on derivative instruments	30,413	41,322	(26)
Financial assets designated at fair value	9,106	10,336	(12)
Loans	279,901	266,604	5
Financial investments available-for-sale	66,383	53,174	25
Accrued income and prepaid expenses	6,093	6,327	(4)
Investments in associates	858	795	8
Property and equipment	6,004	5,688	6
Goodwill and intangible assets	6,461	9,695	(33)
Deferred tax assets	8,143	9,627	(15)
Other assets	11,055	9,165	21

Total assets	1,259,232	1,416,962	(11)

Liabilities
Due to banks	23,024	30,201	(24)
Cash collateral on securities lent	9,203	8,136	13
Repurchase agreements	37,639	102,429	(63)
Trading portfolio liabilities	34,154	39,480	(13)
Negative replacement values	395,070	473,400	(17)
Cash collateral payables on derivative instruments	71,148	67,114	6
Financial liabilities designated at fair value	92,878	88,982	4
Due to customers	371,892	342,409	9
Accrued expenses and deferred income	6,881	6,850	0
Debt issued	104,656	140,617	(26)
Provisions	2,536	1,626	56
Other liabilities	59,902	62,784	(5)

Total liabilities	1,208,983	1,364,027	(11)

Equity
Share capital	384	383	0
Share premium	33,898	34,614	(2)
Treasury shares	(1,071)	(1,160)	(8)
Equity classified as obligation to purchase own shares	(37)	(39)	(5)
Retained earnings	21,231	23,742	(11)
Cumulative net income recognized directly in equity, net of tax	(8,509)	(9,011)	(6)
Equity attributable to UBS shareholders	45,895	48,530	(5)

Equity attributable to non-controlling interests	4,353	4,406	(1)
Total equity	50,249	52,935	(5)

Total liabilities and equity	1,259,232	1,416,962	(11)

Balance sheet development

31 December 2012 vs 31 December 2011

As of 31 December 2012, our balance sheet stood at CHF 1,259 billion, a decrease of CHF 158 billion or 11% from 31 December 2011, primarily due to a decline in collateral trading of CHF 104 billion and a reduction in positive replacement values of CHF 69 billion, predominantly relating to the accelerated implementation of our strategy announced in October 2012.

Our funded assets, which represent total assets excluding positive replacement values, were reduced by CHF 89 billion to CHF 841 billion, primarily due to the above mentioned decline in collateral trading and a reduction in trading portfolio assets. These decreases were offset by higher balances with central banks, as well as increased financial investments available-for-sale and lending activities. Currency movements between 31 December 2011 and 31 December 2012 had only a small effect on our funded balance sheet assets.

Most of the total asset reduction occurred within the Investment Bank, mainly in FICC, primarily due to the above mentioned accelerated implementation of our strategy, as well as a change in the methodology used to allocate certain financial assets managed by Group Treasury in 2012, which reduced Investment Bank total assets by CHF 75 billion. Overall, the Investment Bank’s balance sheet decreased by CHF 224 billion, or 25%, to CHF 672 billion. The Investment Bank’s funded assets decreased by CHF 163 billion, or 37%, to CHF 275 billion. Legacy portfolio assets decreased by CHF 19 billion to CHF 38 billion, resulting mainly from position sales, redemptions and loan amortization. The increase in Corporate Center – Core Functions total assets of CHF 74 billion to CHF 223 billion was primarily the result of the above mentioned change in methodology used to allocate certain financial assets. The average size of our multicurrency portfolio of unencumbered, high-quality, short-term assets remained stable. Wealth Management and Wealth Management Americas total assets increased to CHF 105 billion and CHF 64 billion, respectively, mainly resulting from increased lending activities totaling CHF 15 billion. Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 145 billion and CHF 13 billion, respectively.

Cash and balances with central banks

Cash and balances with central banks totaled CHF 66 billion as of 31 December 2012, an increase of CHF 26 billion, mainly due to the re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Lending

Interbank lending (due from banks) decreased by CHF 2 billion to CHF 21 billion, primarily reflecting lower short-term lending activities within Equities in the Investment Bank. Loans increased by CHF 13 billion to CHF 280 billion, predominantly in our wealth management businesses, which contributed CHF 15 billion of growth across several products, including fixed term, LIBOR-based mortgage and call loans. Financial assets designated at fair value were broadly unchanged at CHF 9 billion.

Collateral trading

Collateral trading assets (reverse repurchase agreements and cash collateral on securities borrowed) decreased by CHF 104 billion to CHF 168 billion, primarily reflecting deleveraging within the Investment Bank of CHF 74 billion, combined with a CHF 27 billion decrease related to the re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Collateral trading liabilities (repurchase agreements and cash collateral on securities lent) were lower by CHF 64 billion, reflecting a CHF 65 billion deleveraging related reduction in the Investment Bank, consistent with the decrease in collateral trading assets.

Trading portfolio

Trading portfolio assets were lower by CHF 21 billion to CHF 161 billion, mainly due to a CHF 30 billion reduction in debt instruments held, which reflected lower government debt, corporate bonds and mortgage-backed securities, primarily resulting from the above mentioned accelerated implementation of our strategy. The decrease in debt holdings was partly offset by a CHF 12 billion increase in equity instruments.

Trading portfolio liabilities were lower by CHF 5 billion, reflecting reduced government debt and corporate bonds short sales, proportionally consistent with the total decrease in trading portfolio assets.

Replacement values

Positive and negative replacement values declined on both sides of the balance sheet, decreasing by CHF 69 billion (14%) and CHF 78 billion (17%) to CHF 418 billion and CHF 395 billion, respectively. Decreases in positive replacement values primarily occurred in interest rate contracts, which declined by CHF 28 billion due to reduced volumes and upward shifts in interest rate curves across most currencies, and credit derivative contracts, which declined by CHF 31 billion, mainly due to a reduction in notional volumes. Similarly, decreases in negative replacement values also occurred in interest rate and credit derivative contracts, which declined by CHF 35 billion and CHF 29 billion, respectively.

Financial investments available-for-sale

Financial investments available-for-sale increased by CHF 13 billion to CHF 66 billion, primarily due to increased holdings of high-quality government debt in our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Short-term borrowings

Short-term borrowings (short-term debt issued and due to banks) decreased by CHF 46 billion to CHF 56 billion, primarily due to reduced funding requirements and to a lesser extent the negative interest charge imposed on financial institutions for Swiss franc clearing accounts, effective 21 December 2012. The reduction in short-term debt issued occurred across product types, primarily in certificates of deposit, which declined by CHF 20 billion, and commercial paper, which declined by CHF 14 billion.

Due to customers

Customer deposits increased by CHF 29 billion to CHF 372 billion as Wealth Management, Wealth Management Americas and Retail & Corporate all continued to attract client money into both current and deposit accounts.

Long-term debt

Long-term debt increased by CHF 7 billion to CHF 165 billion, primarily due to several issuances of covered bonds as well as two separate issuances of loss absorbing notes. These issuances were partly offset by the maturity of several straight senior issuances.

g Refer to the “Liquidity and funding management” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on long-term debt issuances.

Other assets / Other liabilities

Other assets declined by CHF 14 billion to CHF 69 billion, mainly reflecting a CHF 11 billion decrease in cash collateral receivables on derivative instruments as well as a CHF 3 billion reduction in goodwill in the Investment Bank. Other liabilities were broadly unchanged at CHF 140 billion.

Equity

Equity attributable to UBS shareholders decreased by CHF 2,635 million to CHF 45,895 million as of 31 December 2012 from CHF 48,530 million a year earlier. Total comprehensive income attributable to UBS shareholders was negative CHF 2,009 million, reflecting the net loss attributable to UBS shareholders of CHF 2,511 million, partly offset by other comprehensive income (OCI) attributable to UBS shareholders of CHF 502 million (net of tax). OCI primarily included gains on defined benefit plans and positive cash flow hedge OCI of CHF 609 million and CHF 384 million, respectively, partly offset by foreign currency translation losses of CHF 511 million. Share premium decreased by CHF 716 million, mainly reflecting a tax expense of CHF 457 million and the dividend distribution of CHF 379 million, partly offset by an increase of CHF 126 million related to employee share and share option plans. Net treasury share activity increased equity attributable to UBS shareholders by CHF 89 million.

g Refer to the “Statement of changes in equity” in the “Financial information” section and the sub-section headed “Total comprehensive income attributable to UBS shareholders” in the “UBS results” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

Intra-period balances

Balance sheet positions disclosed in this section represent year-end positions. Intra-period balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end and year-end positions.

g Refer to the table “FINMA leverage ratio calculation” in the “Capital management” section of the UBS 2012 Form 20-F incorporated by reference herein for more information for average month-end balance sheet size for the fourth quarter of 2012 and 2011.

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions that are not recognized on the balance sheet in accordance with International Financial Reporting Standards (IFRS) because we have either transferred or have not assumed the related risks and rewards, and / or because we did not become party to the contractual provisions of the financial instruments. These off-balance sheet arrangements are transacted to either meet the financial needs of clients or offer investment opportunities through entities that are not controlled by us. These transactions include derivative instruments, guarantees and similar arrangements, as well as purchased and retained interests in assets transferred to non-consolidated entities.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize these on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

We continuously evaluate whether triggering events require reconsideration of the consolidation conclusions made at the inception of our involvement with special purpose entities (SPE).

g Refer to “Note 1a) 3) Subsidiaries” and “Note 1a) 5) Recognition and derecognition of financial instruments” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on accounting policies regarding consolidation and deconsolidation of subsidiaries, including SPE, and recognition and derecognition of financial instruments, respectively.

The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Additional relevant off-balance sheet information is primarily provided in “Note 23 Provisions and contingent liabilities”, “Note 25 Derivative instruments and hedge accounting” and “Note 26 Operating lease commitments” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein.

Risk disclosures, including our involvement with off-balance sheet vehicles

g Refer to the “Risk, treasury and capital management” section of the UBS 2012 Form 20-F incorporated by reference herein for comprehensive liquidity, market and credit risk information related to risk positions, including exposure to off-balance sheet involvement.

Non-consolidated securitization vehicles and collateralized debt obligations

Our involvement (in the form of purchased or retained interests or derivatives) in non-consolidated securitization vehicles and collateralized debt obligations (CDO) is outlined within the table on the following page under the column “Involvement in nonconsolidated SPE held by UBS”. As of 31 December 2012, the carrying value of our purchased and retained interests relating to non-consolidated SPE and CDO totaled CHF 5.5 billion, of which CHF 4.3 billion was held in Trading portfolio assets and measured at fair value and CHF 1.2 billion was held at amortized cost within Loans. In addition, we had involvement in SPE in the form of net Negative replacement values, mainly total return swaps and credit default swaps, of CHF 0.2 billion as of 31 December 2012. The total pool of assets held by these non-consolidated investment vehicles in which UBS has involvement are reflected in the column “Total SPE assets”. These total SPE assets represent the total size and exposure of the SPE and are not indicative of our risk of loss. Our maximum loss potential is generally limited to the carrying amount of purchased and retained interests. Our exposure with respect to credit derivatives is based on the notional value of those instruments. Maximum loss related to total return swaps cannot be quantified, however, fair value is generally considered to be the best approximation of this risk.

During 2012 we sponsored the creation of a limited number of special purpose entities that principally facilitated the securitization of commercial mortgage loans. These securitization transactions generally involved the transfer of assets into a trust or corporation, which in turn issued beneficial interests in the form of securities. Financial assets transferred to such trusts and corporations are no longer reported in our consolidated financial statements once the accounting requirements for derecognition are met, including the transfer of substantially all of the risks and rewards related to such assets. UBS retained certain involvement in some of these SPE, which are included in the disclosure on the next page.

g Refer to“Note 1a) 12) Securitization structures set up by UBS” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on accounting policies regarding securitization vehicles established by UBS.

g Refer to the securitisation disclosures in the “Basel 2.5 Pillar 3” section of the UBS 2012 Form 20-F incorporated by reference herein for a more comprehensive overview of securitisation activities.

In addition to our retained involvement in SPE from 2012 securitization activities, we also continue to retain interests in earlier securitization issuances, primarily in the Legacy Portfolio, which were originated by UBS or by third parties. The volume and size of these positions, the majority of which are linked to the US mortgage market, have been further reduced as of 31 December 2012 when compared with the prior year.

Our involvement in non-consolidated securitization vehicles and collateralized debt obligations disclosed in this section is typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The numbers presented do not include these offsetting factors.

Loans held at amortized cost included in the table below are mainly comprised of student loan auction rate securities, to the extent these are not backed by a US government agency, instrumentality or government-sponsored enterprise, as well as assets which were previously Held for trading and later reclassified to Loans and receivables, including monoline-protected assets, US reference linked notes and other assets. Our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock, Inc. is also not included in the table below.

g Refer to “Note 28 Pledged and transferred financial assets” in the “Financial information” section and the “Risk, treasury and capital management” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on the loan to the BlackRock fund.

g Refer to “Note 29 Reclassified financial assets” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on reclassified financial assets.

The numbers outlined in the table below deviate from the securitization positions presented in the “Basel 2.5 Pillar 3” section of this report, primarily due to: (i) different scope, mainly exclusion of certain government-backed and synthetic securitization transactions from the table below, (ii) a different measurement basis in certain cases (e.g. IFRS carrying value within the table below compared with net exposure amount at default for Basel 2.5 Pillar 3 disclosures), and (iii) different classification of originated and sponsored activities. “Originated by UBS” amounts presented below include both securitization activities which we originated and those in which we acted as the lead manager (including joint or co-lead roles) for the transaction. For Basel 2.5 Pillar 3 disclosures, originated and sponsored activities are presented separately.

Liquidity facilities and similar obligations

On 31 December 2012 and 2011, we had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other similar types of SPE.

Non-consolidated securitization vehicles and collateralized debt obligations

	Involvement in non- consolidated SPE held by UBS			Total SPE assets[2]
CHF billion	Purchased and retained interests held by UBS[1]	Derivatives held by UBS
As of 31 December 2012	Carrying value	Fair value	Nominal value	Original principal outstanding	Current principal outstanding	Delinquency amounts
Originated by UBS
CDO
Residential mortgage	0.0	0.0	0.2	5.3	1.3	0.0
Commercial mortgage	0.2	0.0	0.0	0.9	0.9	0.0
Other ABS	0.7	0.0	0.0	16.0	8.3	0.0

Securitizations
Residential mortgage	0.1	0.0	1.3	102.1	26.0	2.9
Commercial mortgage	0.4	0.0	0.0	80.9	63.7	5.8
Other ABS	0.4	0.0	0.0	9.6	5.3	0.0

Total	1.8	0.0	1.5	214.8	105.5	8.7

Not originated by UBS
CDO
Residential mortgage	0.0	0.0	0.0	92.3	78.9	0.0
Commercial mortgage	0.1	0.0	0.0	4.7	2.9	0.0
Other ABS	0.9	0.1	0.3	53.0	36.0	0.0

Securitizations
Residential mortgage	0.7	(0.3)	1.7	388.7	122.6	42.5
Commercial mortgage	1.0	0.0	0.1	358.3	248.1	25.7
Other ABS	1.0	0.0	0.0	32.3	18.4	0.0

Total	3.7	(0.2)	2.1	929.3	506.9	68.2

[1]	Includes loans and receivables measured at amortized cost in the amount of CHF 0.8 billion originated by UBS and CHF 0.4 billion not originated by UBS as well as trading assets measured at fair value in the amount of CHF 1.0 billion originated by UBS and CHF 3.3 billion not originated by UBS. Excludes CHF 11.0 billion of asset backed securities, of which CHF 7.3 billion were held in Wealth Management Americas’ available-for-sale portfolio (refer to “Note 14 Financial investments available-for-sale” in the “Financial information” section of the UBS 2012 Form 20-F for more information) and CHF 3.7 billion were held in the trading portfolio of the Investment Bank, and CHF 3.5 billion of student loan auction rate securities were held as Loans in Corporate Center – Legacy Portfolio as of 31 December 2012, all of which were backed by a US government agency, instrumentality or government-sponsored enterprise. These securities have been excluded due to the comprehensive involvement of the US government in these organizations and, consequently, their significantly lower risk profile.
[2]	“Total SPE assets” includes information which UBS could gather after making exhaustive efforts, but excludes data which UBS was unable to obtain (in sufficient quality), especially for structures originated by third parties.

Support provided to non-consolidated investment funds

In the ordinary course of business, we issue investment certificates to third parties that are linked to the performance of non-consolidated investment funds. Such investment funds are originated either by us or by third parties. For hedging purposes, we generally invest in the funds to which our obligations from the certificates are linked. Risks resulting from these contracts are considered minimal, as the full performance of the funds, whether positive or negative, is passed on to third parties.

In a limited number of cases and primarily stemming from the financial crisis, UBS has provided support to certain nonconsolidated investment funds in the form of collateralized financing, direct acquisition of fund units and purchases of assets from the funds. These funds are managed in our wealth and asset management businesses, and support was provided in cases where it was necessary due to regulatory or legal requirements or other exceptional circumstances. Throughout 2012 we have continued to reduce our positions in these acquired fund units or other assets, and as of 31 December 2012 the carrying value of fund units acquired and other assets purchased from such funds totaled CHF 0.2 billion.

Purchases of assets from the funds that we manage, direct acquisition of fund units and guarantees granted to third parties in the context of such nonconsolidated funds were not material in 2012. Collateralized financing provided in the ordinary course of business to nonconsolidated investment funds was CHF 0.6 billion as of 31 December 2012. Net losses incurred on fund units, which are generally accounted for as financial investments available-for-sale, were not material in 2012.

In accordance with standard industry practice, our wealth and asset management businesses occasionally also provide short-term funding facilities to certain investment funds to cover timing gaps in the redemption and subscription processes. These facilities did not result in any losses in 2012.

Guarantees and similar obligations

In the normal course of business, we issue various forms of guarantees, commitments to extend credit, standby and other letters of credit to support our clients, commitments to enter into forward starting transactions, note issuance facilities and revolving underwriting facilities. With the exception of related premiums, generally these guarantees and similar obligations are kept as off-balance sheet items unless a provision to cover probable losses is required.

On 31 December 2012, the exposure (gross values less subparticipations) from guarantees and similar instruments was CHF 17.8 billion, compared with CHF 17.4 billion as of 31 December 2011. Fee income from issuing guarantees was not significant to total revenues in 2012.

Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make a payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2012, we recognized net credit loss recoveries of CHF 16 million, compared with net credit loss recoveries of CHF 22 million for the year ended 31 December 2011, related to obligations incurred for guarantees and loan commitments. Provisions recognized for guarantees and loan commitments were CHF 64 million as of 31 December 2012 and CHF 93 million as of 31 December 2011.

For certain obligations, we enter into partial sub-participations to mitigate various risks from guarantees and loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We will only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.

Furthermore, we provide representations, warranties and indemnifications to third parties in the normal course of business.

Clearinghouse and exchange memberships

We are a member of numerous securities and derivative exchanges and clearinghouses. In connection with some of those memberships, we may be required to pay a share of the financial obligations of another member who defaults, or we may be otherwise exposed to additional financial obligations. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2012 to 30 June 2013, the Swiss Financial Market Supervisory Authority (FINMA) estimates our share in the deposit insurance system to be CHF 1.0 billion. The deposit insurance is a guarantee and exposes us to additional risk. This is not reflected in the table on the following page due to its unique characteristics. As of 31 December 2012, we consider the probability of a material loss from our obligation to be remote.

Underwriting commitments

Gross equity underwriting commitments on 31 December 2012 and 31 December 2011 amounted to CHF 0.2 billion and CHF 1.1 billion, respectively. Gross debt and private equity underwriting commitments on 31 December 2012 and 31 December 2011 were not material.

Purchase commitments

As of 31 December 2012, UBS had a firm commitment to acquire Link Investimentos, a Brazilian financial services firm for an acquisition cost of approximately CHF 90 million. The acquisition closed in the first quarter of 2013.

Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.12			31.12.11
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	8,313	(734)	7,579	8,671	(315)	8,356
Performance guarantees and similar instruments	3,673	(829)	2,844	3,337	(493)	2,845
Documentary credits	8,072	(660)	7,412	6,897	(737)	6,160

Total guarantees	20,058	(2,223)	17,835	18,905	(1,545)	17,360

Commitments
Loan commitments	59,818	(867)	58,950	58,192	(1,640)	56,552
Underwriting commitments	167	(167)	0	1,160	(278)	882

Total Commitments	59,985	(1,034)	58,951	59,352	(1,918)	57,434

Forward starting transactions[1]
Reverse repurchase agreements	18,576			27,113
Securities borrowing agreements	249			502
Repurchase agreements	9,993			21,134

1	Cash to be paid in the future by either UBS or the counterparty.

Contractual obligations

The table below summarizes payments due by period under contractual obligations as of 31 December 2012.

All contracts included in this table, with the exception of purchase obligations (those in which we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 26 Operating lease commitments” in the “Financial information” section of this report.

Long-term debt obligations as of 31 December 2012 were CHF 182 billion and consisted of long-term debt issued (CHF 86 billion) and financial liabilities designated at fair value (CHF 96 billion) and represent both estimated future interest and principal payments on an undiscounted basis. Refer to the “Maturity analysis of financial liabilities” table in the “Risk, treasury and capital management” section of the UBS 2012 Form 20-F incorporated by reference herein for more information. Approximately half of total long-term debt obligations had a variable rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in fixed-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table below. The notional amount of these interest rate swaps was CHF 38 billion as of 31 December 2012. Financial liabilities designated at fair value (CHF 96 billion on an undiscounted cash flow basis) mostly consist of structured notes and are generally economically hedged but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments, as interest rate risk inherent in respective liabilities is generally risk managed on a portfolio level.

Within purchase obligations, the obligation to employees under mandatory notice periods is excluded (i.e. the period in which we must pay contractually-agreed salaries to employees leaving the firm).

Our obligations recognized on the balance sheet as Due to banks, Cash collateral on securities lent, Repurchase agreements, Trading portfolio liabilities, Negative replacement values, Cash collateral payables on derivative instruments, Due to customers, Provisions and Other liabilities are excluded from the table below.

g Refer to the respective Notes in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information on these liabilities.

Contractual obligations

		Payment due by period
CHF million	< 1 year	1-3 years	3-5 years	> 5 years
Long-term debt obligations	48,430	45,420	36,712	51,376
Finance lease obligations	35	67	3	104
Operating lease obligations	808	1,408	1,085	2,409
Purchase obligations	1,139	1,182	337	287

Total	50,412	48,077	38,137	54,176

Section H: Cash Flows

The condensed information set out below

has been selected and extracted without

adjustment from relevant portions of the

Second Quarter 2014 Report pp. 108-109

Statement of cash flows (condensed)

	Year-to-date
CHF million	30.6.14	30.6.13
Net cash flow from/(used in) operating activities	5,791	31,857
Net cash flow from/(used in) investing activities	5,308	1,894
Net cash flow from/(used in) financing activities	(5,559)	(21,412)
Effects of exchange rate differences on cash and cash equivalents	(202)	1,712

Net increase/(decrease) in cash and cash equivalents	5,339	14,051

Cash and cash equivalents at the end of the period	113,972	113,159

The condensed information set out below

has been selected and extracted without

adjustment from relevant portions of the

First Quarter 2014 Report pp. 102-103

Statement of cash flows (condensed)

	For the quarter ended
CHF million	31.3.14	31.3.13
Net cash flow from/(used in) operating activities	8,723	(2,934)
Net cash flow from/(used in) investing activities	3,519	3,737
Net cash flow from/(used in) financing activities	(6,546)	(4,909)
Effects of exchange rate differences on cash and cash equivalents	(715)	1,820

Net increase/(decrease) in cash and cash equivalents	4,980	(2,286)

Cash and cash equivalents at the end of the period	113,612	96,822

The information set out below in italics has

been included for purposes of meeting the

requirements of Annex 1, item 9 of the EU

Prospectus Regulation applicable to this

Prospectus, but has not been extracted

from the documents incorporated herein by

reference

As a global financial institution, the Group’s cash flows are complex and may bear little relation to its net earnings and net assets. Consequently, the Group believes that traditional cash flow analysis is less meaningful in evaluating its liquidity position than the liquidity, funding and capital management polices described within the “Liquidity and funding” and “Capital management” sections of this Prospectus. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in the Group’s businesses.

Six months ended 30 June 2014

As of 30 June 2014, cash and cash equivalents totaled CHF 114.0 billion, an increase of CHF 5.3 billion from December 2013.

Operating activities

For the six months ended 30 June 2014, net cash inflow generated from operating activities was CHF 5.8 billion, primarily due to the deleveraging of the balance sheet, compared with net cash inflow from operating activities of CHF 31.9 billion for the six months ended on 30 June 2013. Net operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 2.9 billion in the six months ended on 30 June 2014 compared with net operating cash inflows of CHF 4.5 billion in 2013. In the six months ended on 30 June 2014, net cash inflows of CHF 3.1 billion were generated by the overall decrease in operating assets and liabilities. Gross cash inflows of CHF 24.6 billion primary resulted from the reduction of cash collateral on securities borrowed and reverse repurchase agreement assets (CHF 13.3 billion), and from the increase of cash collateral on securities lent and repurchase agreements (CHF 7.3 billion). Key components of the gross cash outflows of CHF 21.5 billion were the increase of loans / due to customers (CHF 15.8 billion) and the reduction of cash collateral on derivative instruments (CHF 5.7 billion).

Investing activities

Net cash inflow from investing activities was CHF 5.3 billion in the six months ended on 30 June 2014 compared with a net cash inflow of CHF 1.9 billion for the comparative period in 2013. The 2014 cash inflow was primarily due to the net divestment of financial investments available-for-sale of CHF 5.9 billion. This includes gross cash inflows from sales and maturities of CHF 69.1 billion and gross cash outflows from purchases of CHF 63.2 billion.

Financing activities

Net cash flow used in funding activities was CHF 5.6 billion in the six months ended 30 June 2014, primarily due to the net redemption of short-term debt of CHF 2.2 billion, net repayment of long-term debt and financial liabilities designated at fair value of CHF 1.7 billion (issuances less redemptions) and the net acquisition of treasury shares and own equity derivative activity of CHF 0.7 billion. Furthermore, dividends of CHF 0.9 billion were paid to UBS shareholders. In the first half of 2013, financing activities generated net cash outflows of CHF 21.4 billion.

The condensed information set out below

has been selected and extracted without

adjustment from relevant portions of the

UBS 2013 Form 20-F pp. 357-358

Statement of cash flows (condensed)

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Net cash flow from/(used in) operating activities	54,325	67,160	(14,241)
Net cash flow from/(used in) investing activities	5,457	(14,879)	19,377
Net cash flow from/(used in) financing activities	(47,555)	(38,110)	2,670
Effects of exchange rate differences on cash and cash equivalents	(2,702)	(673)	(2,129)

Net increase/(decrease) in cash and cash equivalents	9,524	13,500	5,678

Cash and cash equivalents at the end of the year	108,632	99,108	85,612

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2013 Form 20-F p. 97

As a global financial institution, our cash flows are complex and may bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the liquidity, funding and capital management polices described within the “Risk, treasury and capital management” section of this report. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

As of 31 December 2013, cash and cash equivalents totaled CHF 108.6 billion, an increase of CHF 9.5 billion from 31 December 2012.

Operating activities

For the year ended 31 December 2013, net cash inflow generated from operating activities was CHF 54.3 billion, primarily due to the deleveraging of our balance sheet, compared with net cash inflow from operating activities of CHF 67.2 billion in 2012. Net operating cash inflow (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 12.4 billion in 2013 compared with net operating cash inflow of CHF 11.2 billion in 2012. In 2013, net cash inflow of CHF 42.4 billion was generated by the overall decrease in operating assets and liabilities. Gross cash inflows of CHF 99.9 billion primary resulted from the reduction of cash collateral on securities borrowed and reverse repurchase agreement assets (CHF 43.8 billion), and from the reduction of trading portfolio, replacement values and financial assets designated at fair value balances (CHF 44.1 billion). Key components of the gross cash outflows of CHF 57.6 billion were the reduction of cash collateral on securities lent and repurchase agreement liabilities (CHF 23.7 billion), as well as the reduction of cash collateral on derivative instruments balances (CHF 22.4 billion).

Investing activities

Net cash inflow from investing activities was CHF 5.5 billion in 2013 compared with a net cash outflow of CHF 14.9 billion in 2012. The 2013 cash inflow was primarily due to the net divestment of financial investments available-for-sale of CHF 6.0 billion. This includes gross cash inflow from sales and maturities of CHF 7.3 billion and gross cash outflow from purchases of CHF 3.5 billion predominantly related to longer-term US asset-backed securities held as financial investments available-for-sale. The remaining net cash inflow of CHF 2.2 billion almost entirely related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury.

Financing activities

Net cash flow used in financing activities was CHF 47.6 billion in 2013, primarily due to the net repayment of long-term debt and financial liabilities designated at fair value of CHF 40.9 billion (issuances less redemptions). Furthermore, the net redemption of short-term debt generated cash outflows of CHF 4.3 billion, dividends paid and redemptions of preferred notes led to cash outflows of CHF 1.4 billion and dividends of CHF 0.6 billion were paid to UBS shareholders. In 2012, financing activities generated net cash outflows of CHF 38.1 billion.

g Refer to the sub-section headed “Statement of cash flows” in the “Financial information” section of the UBS 2013 Form 20-F incorporated by reference herein for more information.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

UBS 2012 Form 20-F pp. 92-93

As a global financial institution, our cash flows are complex and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the liquidity, funding and capital management polices described within the “Risk, treasury and capital management” section of this report. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

g With regard to the cash flow activities described below, refer to the “Statement of cash flows” in the “Financial information” section of the UBS 2012 Form 20-F incorporated by reference herein for more information.

In 2012, the estimation of the effects of foreign currency translation on the statement of cash flows was refined. In conjunction with this change in estimate, the presentation of amounts within Net cash flows from/(used in) operating activities has been enhanced by eliminating the estimated foreign currency effects from individual balance sheet movements presented under Net (increase)/decrease in operating assets and liabilities and reflecting these within Other net adjustments, for which comparatives have been restated.

2012

As of 31 December 2012, cash and cash equivalents totaled CHF 99.1 billion, an increase of CHF 13.5 billion from 31 December 2011.

Operating activities

For the year ended 31 December 2012, net cash flow generated from operating activities was CHF 67.1 billion, primarily reflecting deleveraging of our balance sheet, compared with net cash flow used in operating activities of CHF 14.2 billion in 2011. Net operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 11.2 billion in 2012 compared with net operating cash outflows of CHF 3.0 billion in 2011.

In 2012, net cash inflows of CHF 56.1 billion were generated by the overall decrease in operating assets and liabilities. Gross cash inflows of CHF 131.6 billion primary resulted from the reduction of reverse repurchase agreements and cash collateral on securities borrowed assets of CHF 102.4 billion. A key component of the gross cash outflows of CHF 75.5 billion was the reduction of the repurchase agreements and cash collateral on securities lent liabilities of CHF 66.1 billion.

Investing activities

Net cash flow used in investing activities was CHF 14.8 billion compared with net cash flow generated of CHF 19.4 billion in 2011. The 2012 cash outflow primarily reflected the net investment in financial investments available for sale of CHF 13.9 billion. This includes gross cash inflows from sales and maturities of CHF 8,796 million and gross cash outflows from purchases of CHF 7,422 million related to the Wealth Management Americas available for sale portfolio. The remaining net cash outflow of CHF 15,320 million almost entirely related to our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Financing activities

Net cash flow used in funding activities was CHF 38.0 billion in 2012, primarily reflecting net repayment of short-term debt issuances of CHF 38.0 billion. The net acquisition of treasury shares and own equity derivative activity of CHF 1.2 billion, dividends paid to UBS shareholders of CHF 0.4 billion and dividends paid on preferred securities reflected in non-controlling interests of CHF 0.3 billion also resulted in cash outflows, which were partly offset by the net issuance of long-term debt (issuances less redemptions) of CHF 1.8 billion. In 2011, financing activities generated net cash inflows of CHF 2.7 billion.

2011

As of 31 December 2011, cash and cash equivalents totaled CHF 85.6 billion, an increase of CHF 5.7 billion from 31 December 2010.

Operating activities

For the year ended 31 December 2011, net cash flows used in operating activities were CHF 14.2 billion compared with net cash flow generated from operating activities of CHF 13.4 billion in 2010. Net operating cash flow generated (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 3.0 billion in 2011, compared with net cash flow generated in 2010 of CHF 24.0 billion.

In 2011, net cash of CHF 16.9 billion was utilized by an overall increase in operating assets and liabilities. Gross cash generation of CHF 66.4 billion primarily resulted from an increase of repurchase agreements and cash collateral on securities lent liabilities of CHF 27.1 billion and from a decrease of net trading balances of CHF 17.2 billion. The gross cash consumption was mainly due to an increase of reverse repurchase agreements and cash collateral on securities borrowed assets of CHF 67.3 billion and an increase in net due from / to banks of CHF 14.6 billion.

Investing activities

Net cash flow generated from investing activities was CHF 19.4 billion compared with CHF 4.1 billion in 2010. The 2011 cash inflow primarily reflected the net divestment of financial investments available-for-sale of CHF 20.3 billion, which included CHF 14.2 billion from the sale of our strategic investment portfolio.

Financing activities

Net cash inflow from UBS’s funding activities was CHF 2.7 billion, reflecting net cash inflow from net short-term debt issuances of CHF 15.3 billion, offset by cash outflows for the net redemption of long-term debt (repayments less issuances) of CHF 10.0 billion, net acquisition of treasury shares and own equity derivative activity of CHF 1.9 billion and redemptions and dividends paid on preferred securities reflected in non-controlling interests of CHF 0.7 billion. In 2010, financing activities generated net cash inflows of CHF 1.8 billion.

ANNEX B:

BOARD REPORT OF UBS

Board Report of UBS

The board of directors of UBS (the “Board”) has reviewed the terms of the Exchange Offer made by UBS Group, as well as its conditions and modalities of execution.

1.	Recommendation and Reasons

Pursuant to art. 29 para. 1 SESTA and articles 30 to 32 TOO, on 28 September, 2014, the Board evaluated the terms of the Exchange Offer and other documentation and reached the conclusion that the Exchange Offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. The Board recommends that holders tender their UBS Shares into the Exchange Offer in exchange for UBS Group Shares and has adopted this Board Report. This Board Report together with the recommendation outlined above and below were adopted by the Board by a unanimous vote of those Board members present and voting on 28 September, 2014.

1.1	Exchange ratio of 1:1

In accordance with the Exchange Offer, UBS Shares will be exchanged for UBS Group Shares on the basis of an exchange ratio of 1:1 and as a result the structure of the Group will be transformed from an operating parent company structure (“Stammhaus”) to a holding structure with UBS Group as the listed parent holding company.

1.2	Factors considered by the Board

In making its decision to recommend that holders of UBS Shares accept the Exchange Offer and tender their UBS Shares, the Board considered, among other things, the following factors:

•	Improved resolvability in response to Swiss “too-big-to-fail” requirements: The establishment of a group holding company is intended – along with other measures the Group has already announced, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the United States under the Dodd-Frank Wall Street Reform and Consumer Protection Act – to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

•	Enhanced flexibility in debt issuances and “bail-in”: In particular, the establishment of a group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the Group and the creditors of those entities.

•	Discussions with competent regulators: The proposed new holding company structure has been the subject of an extensive review and consideration about how to best address the regulatory requirements applicable to UBS. It has also been the subject of discussions with the FINMA and other regulators overseeing the Group, and has been selected as the preferred resolution strategy, in consideration of the increasing consensus among key regulators that a non-operating holding company structure was the preferred approach to a single point of entry bail-in strategy and the market focus on resolvability.

•	Potential positive impact on capital requirements: The establishment of a group holding company and the other measures already announced regarding the Group legal structure are expected to allow the Group to qualify for a rebate on the progressive buffer capital requirement applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•	Facilitation of timely capital returns to shareholders: As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the Exchange Offer is successful and the squeeze-out is completed) to the UBS Group Shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share.

•	Continuation of existing strategy and business model: The Exchange Offer allows the establishment of a new holding company as the best structural alternative to address resolvability while allowing the board of directors and management to continue to execute the implementation of the existing strategy and business model.

•	Terms of the Exchange Offer: The one-for-one exchange ratio is designed to allow the existing UBS Shareholders to maintain their investment in the Group in the same proportions as prior to the Exchange Offer.

•	Tax treatment: The exchange of UBS Shares in the Exchange Offer is not expected to be subject to taxation for Swiss and U.S. federal income tax purposes, and the Exchange Offer is expected to be broadly tax neutral for the Group.

•	Accounting treatment: For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations”. Rather, the Exchange Offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the Exchange Offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

In the course of its deliberations, the Board also considered certain potentially negative factors relating to the Exchange Offer, including the risks to holders of UBS Shares described under “Risks”. These factors include, among others, the likelihood that there may be remaining holders of UBS Shares immediately following completion of the Exchange Offer, which would result in ongoing reporting and administrative costs until and unless such shares are acquired, the fact that the Group may not realize the anticipated benefits of the Exchange Offer; and the risks to non-tendering holders of UBS Shares described therein, including the steps that UBS Group may take in the future to acquire full ownership of UBS, such as squeeze-out procedures, public or private exchanges or tender offers or other purchases.

This discussion of the information and factors considered by the Board in making its decision is not intended to be exhaustive but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Exchange Offer, the Board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors.

1.3	Effects on UBS’s financial condition

If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. As set out above, the Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes. Assuming that 100% of the UBS Shares are tendered in the Exchange Offer, completion of the Exchange Offer will, on a consolidated basis, have no material effect on the financial condition of the Group.

1.4	Recommendation

The Board has unanimously reached the conclusion, on the basis of the considerations stated in this report, that the Exchange Offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the Board unanimously recommends its acceptance.

2.	Additional Information required by Swiss Takeover Law

2.1	Board of Directors and executive management of UBS

Members of the Board are: Axel A. Weber (Chairman), Michel Demaré (independent Vice Chairman), David Sidwell (Senior Independent Director), Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro, and Joseph Yam. It is expected that, at the time of the First Settlement of the Exchange Offer, the board of directors of UBS Group will be identical to the Board.

The executive management of UBS consists of: Sergio P. Ermotti (Group Chief Executive Officer), Markus U. Diethelm (Group General Counsel), Lukas Gähwiler (CEO of UBS Switzerland and CEO of Retail & Corporate), Ulrich Körner (CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa), Philip J. Lofts (Group Chief Risk Officer), Robert J. McCann (CEO of Wealth Management Americas and CEO of UBS Group Americas), Tom Naratil (Group Chief Financial Officer and Group COO),

Andrea Orcel (CEO of the Investment Bank), Chi-Won Yoon (CEO of UBS Group Asia Pacific), Jürg Zeltner (CEO of UBS Wealth Management). It is expected that, at the time of the first settlement of the Exchange Offer, the executive management of UBS Group will be identical to the executive management of UBS.

2.2	Possible conflicts of interest

As of the date of this Board Report, the Board has no knowledge of existing or potential conflicts of interest of its members or of members of the executive management of UBS with UBS Group. The current members of the Board at the time of the consummation of the Exchange Offer are expected to be members of the board of directors of UBS Group.

2.3	Possible financial consequences of the Exchange Offer

a)	Remuneration of the Board and the executive management

With the introduction of the holding company structure resulting from the Exchange Offer, no changes of the compensation for the activities of the Board members are intended, i.e., the Board members, immediately following completion of the Exchange Offer, shall receive the same current remuneration for their services even though they will serve on two boards.

No changes to the remuneration package for the executive management are intended to be made in connection with the Exchange Offer.

b)	UBS Shares held by members of the Board and the executive management

As of 23 September 2014, the members of the Board and the members of executive management held the following number of UBS Shares:

Members of the Board	UBS Shares[1]
Axel A. Weber, Chairman	333,333
Michel Demaré, Vice Chairman	181,246
David Sidwell, Senior Independent Director	185,181
Reto Francioni, Member	11,859
Ann F. Godbehere, Member	139,653
Axel P. Lehmann, Member	217,373
Helmut Panke, Member	182,009
William G. Parrett, Member	100,019
Isabelle Romy, Member	44,217
Beatrice Weder di Mauro, Member	45,424
Joseph Yam, Member	66,863
Total	1,507,177

[1]	This table includes blocked and unblocked shares held by members of the Board, including related parties. As of 23 September 2014, 0 UBS shares were held by related parties.

Members of the executive management	UBS Shares[2]	Options
Sergio P. Ermotti, Group Chief Executive Officer	768,524	0
Markus U. Diethelm, Group General Counsel	528,973	0
Lukas Gähwiler, CEO of UBS Switzerland and CEO of Retail & Corporate	523,821	0
Ulrich Körner, CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa	1,005,570	0
Philip J. Lofts, Group Chief Risk Officer	815,825	394,172
Robert J. McCann, CEO of Wealth Management Americas and CEO of UBS Group Americas	1,061,929	0
Tom Naratil, Group Chief Financial Officer and Group COO	811,902	721,125
Andrea Orcel, CEO of the Investment Bank	1,323,699	0
Chi-Won Yoon, CEO of UBS Group Asia Pacific	999,695	515,180
Jürg Zeltner, CEO of UBS Wealth Management	675,211	198,121
Total	8,515,149	1,828,598

[2]	This table includes all vested and unvested UBS shares and options of the members of executive management, including related parties. As of 23 September 2014, 95,597 UBS shares were held by related parties.

If the Exchange Offer is consummated, the Group expects that for existing employee equity plan entitlements the Group will provide for rollovers of participants’ existing options or other rights over UBS Shares into equivalent options or rights over UBS Group Shares. The exchanged options or rights over UBS Group Shares will, as far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over UBS Shares. It is not intended that the rollovers will lead to any amendments other than of a technical nature to the terms of the existing options or other rights over UBS Shares.

All the Board members and members of executive management intend to tender their UBS Shares to UBS Group in the Exchange Offer.

c)	Payments caused by the Exchange Offer

The Board members will be granted no benefits whatsoever in connection with the Exchange Offer. None of the Board members will receive a compensation due to the Exchange Offer. Neither the employment agreement of the Chairman, nor the employment agreements of the members of the executive management stipulate any termination payment that would be prompted by the completion of the Exchange Offer.

2.4	Contractual agreements or other connections with UBS Group

As part of, or following consummation of, the Exchange Offer, UBS Group may enter into arrangements with UBS or its subsidiaries, or with third parties in respect of UBS or its other subsidiaries, consistent with its function as a holding company. However, UBS and UBS Group have not entered and during the Exchange Offer will not enter into agreements with third parties, including the governing bodies or UBS Shareholders, which could significantly influence the UBS Shareholders in their decision to participate in the Exchange Offer.

3.	Intentions of the Shareholders who own more than 3% of the Voting Rights

Based on the Board’s knowledge as of the date of this Board Report, the following UBS Shareholders hold more than 3% of the voting rights of UBS:

•	On 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS.

•	On 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS.

•	On 23 September 2014, Chase Nominees Ltd. London holds, according to the UBS share register, 11.65% of the total share capital of UBS.

•	On 23 September 2014, GIC Private Limited, Singapore holds, according to the UBS share register, 6.39% of the total share capital of UBS.

•	On 23 September 2014, DTC (CEDE & Co.), New York holds, according to the UBS share register, 6.74% of the total share capital of UBS.

•	On 23 September 2014, Nortrust Nominees Ltd, London holds, according to the UBS share register, 3.50% of the total share capital of UBS.

The Board has no knowledge of the intentions of these UBS Shareholders with regards to tendering their UBS Shares in the Exchange Offer.

As of 23 September 2014, UBS holds 90,414,792 UBS Shares (i.e. own shares), representing 2.35% of its share capital.

The Board does not know of any other UBS Shareholders who hold more than 3% of the voting rights of UBS.

It is expected that UBS will, concurrently with the completion of the capital increase for the First Settlement of the Exchange Offer to exchange UBS Shares tendered during the Initial Acceptance Period, tender or contribute substantially all of the UBS Shares it still owns at that time (expected to be approximately 90.5 million UBS Shares) to UBS Group in exchange for UBS Group Shares (at the exchange ratio of 1:1). Adding the UBS Group Shares issued to UBS upon incorporation of UBS Group, immediately after completion of the Exchange Offer and assuming 100% participation in the Exchange Offer, UBS will therefore own approximately 2.4% of UBS Group’s share capital.

4.	Defensive Measures

The Board has not taken any defensive measures against UBS Group’s Exchange Offer and does not intend to do so.

5.	Information on Material Changes to the Financial Situation and the Business Prospects

To the knowledge of the Board, except as disclosed in (i) the audited full-year results 2013 of UBS (published on 14 March 2014), (ii) the non-audited half-year results as of 30 June 2014 of UBS (published on 29 July 2014) or (iii) publicly communicated by UBS by means of press releases or otherwise, there have been no material changes to the financial situation and the business prospects of UBS since the non-audited half-year results as of 30 June 2014 of UBS (published on 29 July 2014). Both reports are available on the UBS website at: http://www.ubs.com/global/en/about_ubs/investor_relations/annualreporting/2013.html; and at: www.ubs.com/investors and can be obtained free of charge from UBS Investors Relations (phone: +41 44 234 41 00; e-mail: investorrelations@ubs.com; contact form available on the UBS website at: https://www.ubs.com/global/de/about_ubs/investor_relations/investor_relations_team/contact_investor_relations.html).

Zurich, 28 September 2014	Board of Directors of UBS AG

Axel A. Weber, Chairman